
08000398

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Zazu Metals Corporation

*CURRENT ADDRESS 120 Adelaide Street West
Suite 2500
Toronto, Ontario Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 30 2008
THOMSON
FINANCIAL

FILE NO. 82- 35155 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	✓
DEF 14A	(PROXY)	☐			

OICF/BY:

DAT : 1/28/08

BEST AVAILABLE COPY

ZAZU METALS CORPORATION
INFORMATION FILED, SUPPLIED OR MADE PUBLIC SINCE JANUARY 1, 2007

DATE FILED, SUPPLIED OR MADE PUBLIC	DOCUMENT TYPE	TAB
October 18, 2007	Consent of qualified person (NI 43-101)	1
October 18, 2007	MRRS Decision Document (Preliminary)	2
October 18, 2007	Preliminary long form prospectus	3
October 18, 2007	Technical report (NI 43-101)	4
October 19, 2007	Receipt of Preliminary Prospectus	5
October 30, 2007	Amended & restated technical report (NI 43-101)	6
October 30, 2007	Amendment to (or amended) preliminary long form prospectus	7
October 31, 2007	Consent of qualified person (NI 43-101)	8
October 31, 2007	MRRS Decision Document (Preliminary)	9
October 31, 2007	MRRS Decision Document (Amendment to Preliminary)	10
December 12, 2007	Amended & restated technical report (NI 43-101)	11
December 12, 2007	Consent letter of issuer's legal counsel	12
December 12, 2007	Consent letter of underwriters' legal counsel	13
December 12, 2007	Consent of qualified person	14
December 12, 2007	Consent of qualified person	15
December 12, 2007	Final long form prospectus	16
December 12, 2007	Other material contract(s) – LIK Block Agreement	17
December 12, 2007	Other material contract(s) – Purchase and Sale Agreement	18
December 12, 2007	Underwriting or agency agreement	19
December 13, 2007	Receipt of Final Prospectus	20
December 13, 2007	MRRS Decision Document (Final)	21
December 19, 2007	Material change report	22
December 19, 2007	News release	23
December 21, 2007	Material change report	24

RECEIVED
2008 JAN 18 P 12:21

CONSENT OF QUALIFIED PERSON

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Securities Office, Consumer, Corporate and Insurance Division, Prince Edward Island
Northwest Territories Security Registry
Registrar of Securities, Government Yukon Territory
Registrar of Securities, Government of Nunavut

Dear Sirs/Mesdames:

As an author of the report entitled "Technical Report on the Lik Deposit, Northern Alaska, Prepared for Zazu Metals Corporation", dated August 20, 2007 and prepared on behalf of Zazu Metals Corporation (the "**Issuer**"), I, Neil N. Gow, B.Sc. (Hons.), P.Geo., do hereby certify that:

1. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;

2. I consent to the filing of the Technical Report and to extracts from, or a summary of, the Technical Report in the Preliminary long form prospectus dated October 17, 2007 filed by the Issuer (the "**Prospectus**") with any securities regulatory authority, stock exchange or other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report and to extracts from, or a summary of, the Technical Report in the Prospectus; and

3. I have read the Prospectus and that it fairly and accurately represents the information in the Technical Report that supports the Prospectus.

Dated this October 17th, 2007.

(Signed) Neil N. Gow

Scott Wilson Roscoe Postle Associates Inc.



Ontario Securities Commission | Commission des valeurs mobilières de l'Ontario | P.O. Box 55, 19th Floor 20 Queen Street West Toronto ON M5H 3S8 | CP 55, 19e étage 20, rue queen ouest Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR PROSPECTUSES

AND

IN THE MATTER OF

Zazu Metals Corporation

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of **British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Yukon, Nunavut and Northwest Territories** have been issued for a **Preliminary Prospectus** of the above Issuer dated **October 17th, 2007**.

DATED at Toronto this 18th day of October, 2007.

Margo Paul

Margo Paul
Director, Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # **1169461**

A copy of this preliminary prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada except Québec but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell these securities. The securities offered by this prospectus have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any applicable state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available. See "Plan of Distribution".

PRELIMINARY PROSPECTUS

Initial Public Offering — October 17, 2007


ZAZU
METALS CORPORATION

ZAZU METALS CORPORATION

Cdn.$●

● Common Shares

This prospectus qualifies the distribution (the "Offering") of up to ● common shares ("Common Shares") of Zazu Metals Corporation (the "Company") at a price of Cdn.$● per Common Share (the "Offering Price"). The Company is a Canadian-based exploration company that currently has a 50% interest in a zinc, lead and silver exploration property, known as the LIK property, located in Alaska. See "Mineral Project". The Company was recently incorporated to acquire its interest in the LIK property and is focused on developing and bringing the LIK property into production. This high grade, advanced stage exploration property is located in Alaska's Red Dog mine district, which contains the world's largest known zinc deposits.

The Common Shares are being offered pursuant to an agency agreement dated ●, 2007 (the "Agency Agreement") between the Company and Raymond James Ltd., Dundee Securities Corporation, Paradigm Capital Inc. and Cormark Securities Inc. (collectively, the "Agents"). In connection with the Offering, the Agents may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. See "Plan of Distribution".

There is currently no market through which the Common Shares may be sold and purchasers may not be able to resell Common Shares purchased under this prospectus. An investment in the Common Shares is subject to a number of risks that should be carefully considered by a prospective purchaser. See "Risk Factors".

Price: Cdn.$● per Common Share

	Price to the Public (1)	Agents' Fee (2)	Net proceeds to the Company (3)
Per Common Share	Cdn.$●	Cdn.$●	Cdn.$●
Total Offering (4)(5)	Cdn.$●	Cdn.$●	Cdn.$●

Notes:

(1) The Offering Price was determined by negotiation between the Company and the Agents.

(2) The Agents' Fee is 7% of the aggregate gross proceeds of the Offering. See "Plan of Distribution".

(3) Before deducting the expenses of the Offering, estimated to be Cdn.$●, which expenses, together with the Agents' Fee, will be paid out of the gross proceeds of the Offering.

(4) The Company has granted to the Agents an over-allotment option (the "Over-Allotment Option"), exercisable for a period of 30 days from the date of the closing of the Offering (the "Closing Date"), to purchase at the Offering Price additional Common Shares equal to up to 15% of the Common Shares sold pursuant to the Offering solely to cover over-allotments, if any, and for market stabilization purposes.

(5) If the Over-Allotment Option is exercised in full, the total "Price to the Public", "Agents' Fee" and "Net Proceeds to the Company" will be Cdn.$●, Cdn.$● and Cdn.$●, respectively. This prospectus also qualifies the distribution of the Over-Allotment Option and the distribution of any Common Shares issuable upon exercise of the Over-Allotment Option. See "Plan of Distribution".

The Agents, as agents, conditionally offer the Common Shares (including any Common Shares issuable upon the exercise of the Over-Allotment Option) on a best efforts basis, subject to prior sale if, as and when issued by the Company and accepted by the Agents in accordance with the conditions contained in the Agency Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Company by Fasken Martineau DuMoulin LLP, Canadian legal counsel to the Company, and on behalf of the Agents by McCarthy Tétrault LLP, Canadian legal counsel to the Agents. Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the Closing Date will be ●, 2007 or such other date as the Company and the Agents may agree, but no later than ●, 2007, and that certificates representing the Common Shares will be issued on the Closing Date. See "Plan of Distribution".

TABLE OF CONTENTS

PROSPECTUS SUMMARY

The following is a summary of the principal features of the Offering and should be read together with the more detailed information and financial statements and data contained elsewhere in this prospectus. This summary is qualified in its entirety by the more detailed information contained herein and readers are cautioned to review carefully this prospectus in its entirety. Certain technical terms which are used but not defined in this "Prospectus Summary" have the meanings ascribed to them in the "Technical Glossary".

The Company

The Company is a Canadian-based exploration company incorporated on November 29, 2006 under the *Canada Business Corporations Act* (the "CBCA") to acquire an interest in a zinc, lead and silver exploration property, known as the LIK property, located in Alaska.

Through its wholly-owned subsidiary, Zazu Metals (Alaska) Corporation ("Zazu Alaska"), the Company holds a 50% interest in the LIK property (the other 50% interest is held by a subsidiary of Teck Cominco Limited) and has the right to earn up to a further 30% interest in such property. This high grade, advanced stage exploration property is located in Alaska's Red Dog mine district, which contains the world's largest known zinc deposits. In addition, the LIK property abuts the Su property (which hosts an extension of the LIK property mineralization) held by a subsidiary of Teck Cominco Limited and is 22 km north of the Red Dog mine (which is operated by a subsidiary of Teck Cominco Limited), the world's largest zinc producing mine. See "Business of the Company" and "Mineral Project".

Objectives and Growth Strategy

The Company is currently focused on identifying and developing zinc projects. The Company will pursue a growth strategy that takes advantage of the strengths of its existing management team, particularly with respect to management's experience in resource project management. The Company's primary near term objective is to advance the LIK property towards development through the definition of a resource and commencement of a formal feasibility study. The Company also intends to pursue a strategy of evaluating and potentially acquiring interests in other attractive mineral properties (which may be focused on zinc or other minerals) that the Company believes will be accretive to its overall growth strategy.

Strengths and Advantages

The Company believes it can successfully implement its growth strategy and achieve its objectives because of its key strengths and advantages, which include the following:

- **Advanced Exploration Property:** The LIK deposit represents an advanced stage exploration property on which substantial drilling has been conducted to date, and also consists of a large land area of 2,225 ha for continued exploration.

- **Attractive Economics:** As a result of strong zinc prices and a robust commodities market, the Company is determined to pursue an aggressive exploration program with the objective of maximizing the mineral resource at the LIK property and bringing it into production. The LIK property was not previously put into production for two main reasons: (i) historically low zinc prices provided unfavourable market conditions; and (ii) the previous owners of the LIK property were two large U.S. public companies with strategic priorities other than mineral production on the LIK property.

- **Established Mining District:** The LIK property is located in the highly prospective Red Dog mine district of Alaska, located approximately 22 km from the Red Dog mine, and abutting Teck Cominco Limited's Su property. This district contains the world's largest known zinc deposits.

- **Management Experience:** The Company's directors and senior management team have significant mining industry experience, including having held positions with mining companies such as Glamis Gold Inc., Homestake Mining Company, Ivanhoe Mines Ltd. and Teck Cominco Limited, among others. Gil Atzmon, the Company's founder and Chief Executive Officer, has over 20 years' experience in the mineral resource sector. His career has included positions as a mining executive, investment banker, mining fund manager and geologist. Mr. Atzmon has participated in many global exploration and mining projects and has successfully arranged financing for the exploration and development of several mineral properties. In addition, Joe M. Britton, Vice-President Exploration, has extensive knowledge of the LIK deposit, having been involved with the LIK property and its historical exploration since 1978. See "Directors and Executive Officers".

- **Existing Infrastructure:** The LIK property is proximate to well-developed infrastructure and is based in an area where there has been a long-standing history of, and support for, mining activities.

- **Low Political Risk:** The LIK property is located in the State of Alaska which has a history of supporting and fostering mining activities.

Mineral Project

LIK Property

The LIK property comprises a contiguous group of 296 unpatented federal mining claims located in northern Alaska, United States. The claims cover an area of 2,225 ha, and have historically been divided into four groups: the LIK, Silk, Y and Z claim groups.

Pursuant to an agreement entered into with GCO Minerals Company ("GCO") dated May 31, 2007 (the "GCO Assignment Agreement"), the Company purchased GCO's 50% ownership interest in the LIK property (and GCO's 50% interest in the joint venture agreement with Teck Cominco American, Inc. ("Teck American"), a wholly owned subsidiary of Teck Cominco Limited, which governs the project) on June 28, 2007 for US$20,000,000 and the grant of a 2% net proceeds interest payable by the Company only. The Company's interest is also subject to a *pro rata* portion of a 1% net profit interest retained by GCO (as assignee of WGM Inc. ("WGM")). As a result, the Company currently owns a 50% equity interest in the LIK property, with the remaining ownership interest currently held by Teck American.

Under the joint venture agreement which governs the interests of the Company and Teck American in the LIK property, the Company (as successor to GCO) may earn a further 30% equity interest from Teck American (which would result in the Company having an 80% equity interest) by incurring qualifying expenditures prior to 2018 that are to be adjusted for inflation indexing and escalations. The adjusted amount of qualifying expenditures is currently estimated to be approximately US$40,000,000. Should the Company earn such further equity interest, Teck American would hold the remaining 20% interest in the property, but has a one-time option to convert such remaining 20% interest to a 2% net smelter royalty on any minerals produced and sold from the property. See "Business of the Company - LIK Block Agreement with Teck American".

The LIK property was drill tested in the late 1970s and early 1980s, but until the Company commenced its recent work program, no additional drilling had been done since 1992. The property is divided by faulting into two parts, LIK South and LIK North. Much of the LIK South deposit is shallow and considered to be amenable to open pit mining. The LIK North deposit is relatively deeper. Several feasibility studies have been carried out on the LIK deposit, but they are considered to be out of date.

Several estimates of mineral resources have been completed on the LIK property for its two different zones of mineralization. The mineral resource estimates determined to be most reliable for the LIK South deposit were those prepared by GCO in 1984 and the mineral resource estimates prepared by Noranda Exploration, Inc. ("Noranda") in 1985, which are presented in the following table. **These estimates are historical and were prepared prior to the enactment of, and are not compliant with, National Instrument 43-101 of the Canadian Securities Administrators ("NI 43-101").**

HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK SOUTH DEPOSIT

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density t/m^3
GCO	1984	5% Pb+Zn	22.04	8.88	3.08	49	3.21
Noranda	1985	7% Pb+Zn	10.85	10.51	3.42	n.a.	3.77

The most recent estimates of mineral resources for the LIK North deposit were prepared by Noranda following the completion of the 1985 diamond drilling campaign, and are presented in the following table. **These estimates are historical and were prepared prior to the enactment of, and are not compliant with, NI 43-101.**

HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK NORTH DEPOSIT

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density t/m^3
Noranda	1985	7% Pb+Zn	4.73	10.59	3.5	53	3.21

No metal prices or exchange rates were specified for either of the GCO or Noranda estimates. The GCO estimate was prepared using polygonal methods, while the Noranda estimates were prepared using sectional methods. Both of these estimates are considered to be historical estimates and are thought to be reliable at the current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the two parts of the LIK deposit. However, both the GCO and Noranda mineral resource estimates pre-date NI 43-101 requirements and were not carried out or certified by a "qualified person" for purposes of NI 43-101. As a result, these estimates remain unclassified pending further work.

Proposed Work Program

In order to seek to achieve the Company's objectives, the proposed work program for the LIK property to the end of 2008 is as follows:

- **Metallurgical Drilling:** complete up to 5,000 feet of diamond drilling in addition to the metallurgical holes, including twinning of previous holes and in-fill drilling.
- **In-Fill Drilling:** drill 20,000 to 25,000 feet with the goal of increasing the resource base and defining proven and probable reserves.
- **Environmental Work:** carry out environmental work, including the commencement of an environmental impact study, to obtain all necessary land use and operating permits for the LIK property.
- **Review Geophysical Work:** review previous geophysical data to formulate a localized program to extend current mineralization laterally and at depth and to establish the initial stages of a regional program.
- **Additional Surveys:** commence regional induced polarization and gravity geophysical surveys to extend known mineralization and search for additional mineralization at depth and to the north of the LIK deposit.

Company personnel have prepared a proposed program of exploration based on two summer field seasons. The program includes a significant amount of diamond drilling, as well as metallurgical studies, geophysics and database development. This project requires the development of a geographical information system database and digitization of earlier data. Of the approximately Cdn.$● million of the net proceeds of the Offering which are to be put towards the costs of the Company's work program described above, the estimated cost of Stages 1 and 2 of the proposed program is approximately US$8.1 million. Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA") reviewed Stages 1 and 2 of the proposed program and budget and believes them to be reasonable. See "Mineral Project – Proposed Work Program" and "Mineral Project – Exploration and Development".

The Offering

Issuer: Zazu Metals Corporation

Offering: Cdn.$● (● Common Shares)

Price to the Public: Cdn.$● per Common Share

Over-Allotment Option: The Company has granted to the Agents an Over-Allotment Option, exercisable for a period of 30 days from the closing of the Offering, to purchase at the Offering Price additional Common Shares equal to up to 15% of the Common Shares sold pursuant to the Offering solely to cover over-allotments, if any, and for market stabilization purposes. If the Agents exercise the Over-Allotment Option in full, the total net proceeds, after deducting the Agents' fee but before deducting the expenses of the Offering, will be Cdn.$●. See "Plan of Distribution".

Use of Proceeds: The net proceeds of the Offering are expected to be Cdn.$●, after payment of the Agents' fee and expenses of the Offering estimated to be Cdn.$● but before giving effect to the exercise of the Over-Allotment Option. The following table provides an estimated breakdown of the proposed application of the net proceeds of the Offering (all figures are approximate):

Use	Amount (Cdn.$million)
Exploration program for the LIK Property including metallurgy, drilling and tunneling	●
General corporate and working capital purposes	●

While the Company intends to use the funds available to it as stated above, there may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary or advisable.

Risk Factors: An investment in Common Shares is speculative and subject to risk and uncertainties. A prospective investor should carefully consider the risks summarized below and all other information contained in this prospectus before investing in the Common Shares, including, without limitation, the historical financial statements and accompanying notes included in this prospectus and the information contained in the section entitled "Cautionary Statements Regarding Forward-Looking Information". The occurrence of any one or more of these risks could have a material adverse effect on the value of any investment in the Company and the business, prospects, financial position, financial condition or operating results of the Company. The risks noted below do not necessarily comprise all those faced by the Company.

The risks and uncertainties involved in an investment in the Common Shares include risks related to: (i) exploration stage operations; (ii) exploration and operation risks; (iii) mineral resources being imprecise estimates; (iv) additional funding and dilution; (v) permits and government regulation; (vi) property interests; (vii) acquisition of additional mineral properties; (viii) limited operating history; (ix) environmental regulation; (x) key management; (xi) conflicts of interest; (xii) title to properties; (xiii) infrastructure; (xiv) foreign political risk; (xv) uninsurable risks; (xvi) commodity prices; (xvii) competition; (xviii) discretion in the use of net proceeds; (xix) expected continued operating losses; (xx) no history of dividends; (xxi) litigation risk; (xxii) foreign currency risk; and (xxiii) the lack of trading history of the Common Shares.

See "Risk Factors".

SELECTED FINANCIAL INFORMATION

The summary presented below sets out selected financial information of the Company for the periods, and as at the dates, indicated and is derived from, and should be read in conjunction with the Company's annual audited consolidated financial statements as at December 31, 2006 and the period then ended as well as the interim unaudited consolidated financial statements as at June 30, 2007 and the period then ended and the respective notes thereto, "Consolidated Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The financial information presented below is based on consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

	Six Months Ended June 30, 2007	Period Ended Dec. 31, 2006
	(US dollars)	
Statement of Loss		
Net loss	(17.995)	(157.446)
Balance Sheet		
Cash and cash equivalents	7,244.520	10,511.517
Total assets	27.754.913	10.571.579
Working capital	7,160,222	10,156,012
Long term debt	nil	nil
Shareholder's equity	27.495.133	10.216.012

DIVIDEND POLICY

There are no restrictions in the Company's constating documents that would restrict or prevent the Company from paying dividends. However, it is not contemplated that any dividends will be paid on the Common Shares in the foreseeable future, as it is anticipated that all available funds will be reinvested in the Company to finance the exploration and development of the LIK property and the overall growth of its business. Any decision to pay dividends on Common Shares in the future will be made by the board of directors of the Company on the basis of the earnings, financial requirements and other conditions existing at such time and will be subject to any restrictions imposed by the terms of any debt facilities or other contractual obligations of the Company.

CURRENCY AND EXCHANGE RATES

Unless otherwise indicated, references in this prospectus to "Cdn.$" and "Canadian dollars" are to the lawful currency of Canada, and references to "US$" and "United States dollars" are to the lawful currency of the United States of America.

On October 16, 2007, the noon rate of exchange for one Canadian dollar in United States dollars as reported by the Bank of Canada was Cdn.$1.00 = US$1.0226.

The Company prepares its consolidated financial statements in United States dollars. The following table sets forth, for each period indicated, the average exchange rate for United States dollars expressed in Canadian dollars on each business day during such period, and the exchange rate at the end of such period, based upon the noon rate of exchange on each business day as reported by the Bank of Canada:

	From November 29, 2006 (Date of Incorporation) to December 31, 2006	Six Months Ended June 30, 2007
US$/Cdn.$ Period End Rate	0.8581	0.9404
US$/Cdn.$ Average Rate	0.8683	0.8812

HISTORICAL ZINC PRICES

The following table shows the average zinc prices during each of the calendar years noted below as reported by Bloomberg:

Year	Average Zinc Price (US$/tonne)
2002	$778.85
2003	$828.67
2004	$1,048.10
2005	$1,380.32
2006	$3,263.85
2007 (January 1 to September 30)	$3,456.31

ELIGIBILITY FOR INVESTMENT

In the opinion of Fasken Martineau DuMoulin LLP and McCarthy Tétrault LLP, counsel to the Company and the Agents, respectively, provided the Common Shares are listed on a prescribed stock exchange as defined in the regulations to the *Income Tax Act* (Canada) (the "Tax Act"), which includes the Toronto Stock Exchange (the "TSX"), the Common Shares would, if issued on the date hereof, be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This prospectus contains "forward-looking information" which may include, but is not limited to, statements with respect to the future financial and operating performance of the Company, its subsidiaries and affiliated companies, its mining project, the future prices of zinc, lead and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and resource estimates, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, governmental regulation of mining operations and exploration operations, timing and receipt of approvals, consents and permits under applicable mineral legislation, environmental risks, title disputes or claims, limitations of insurance coverage and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "estimates", "intends", "targets", "anticipates" or "believes" or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, future prices of zinc, lead and silver; general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; conclusions of economic evaluations and studies; fluctuations in the value of the United States dollar relative to the Canadian dollar; changes in project parameters as plans

continue to be refined; possible variations of ore grade or projected recovery rates; accidents, labour disputes and other risks of the mining industry; political instability or insurrection or war; labour force availability and turnover; the availability of suitable road and port facilities; delays in obtaining financing or governmental approvals or in the completion of exploration and development activities; as well as those factors discussed in the section entitled "Risk Factors" in this prospectus. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this prospectus and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. Subject to applicable law, the Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

BASIS OF PRESENTATION

For the meanings of certain technical terms used and not otherwise defined in this prospectus, see the "Technical Glossary". Where applicable, terms with a technical meaning related to mineral matters are defined by the Canadian Institute of Mining, Metallurgy and Petroleum — Definitions Adopted by CIM Council.

All references to mineral resources are references to the gross mineral resources on the LIK property, unless reference is made to "attributable" mineral resources which refers only to the Company's attributable portion of the mineral reserves and mineral resources on the LIK property. All information with respect to mineral resources is historical, and is not compliant with NI 43-101 and the CIM Standards.

Unless otherwise indicated, the disclosure contained in this prospectus assumes that the Over-Allotment Option has not been exercised and does not give effect to the conversion of the special warrants (the "Special Warrants") and broker special warrants (the "Broker Special Warrants") as referred to under "Prior Sales of Common Shares - Special Warrant Financings".

Unless otherwise indicated, all references to the Company include a reference to the subsidiary of the Company, Zazu Alaska.

TECHNICAL GLOSSARY

"Ag" means silver.

"CIM" means the Canadian Institute of Mining, Metallurgy and Petroleum.

"CIM Standards" means the Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000, as those definitions may be amended from time to time by the CIM.

"cm" means centimetre.

"g" means grams.

"g/t" means grams per metric tonne.

"ha" means hectares.

"indicated mineral resource" means that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geologic or grade continuity to be reasonably assumed.

"kg" means kilogram.

"km" means kilometer.

"lb" means one pound and is equal to 454 g.

"m" means metre.

"measured mineral resource" means that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

"mineral resource" means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

"mineral reserve" means the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. Mineral reserve includes diluting materials and allowances for losses which may occur when the material is mined.

"mineralization" means the concentration of minerals in a body of rock.

"Pb" means lead.

"probable mineral reserve" means the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

"proven mineral reserve" means the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

"t/m^3" means tonnes per cubic metre.

"t" or **"tonne"** is a measure of weight equal to 1,000 kg or 2,204 lbs.

"Zn" means zinc.

THE COMPANY

Background

The Company was incorporated under the CBCA on November 29, 2006 as a holding company in order to acquire, through its wholly-owned subsidiary, Zazu Alaska, an option to acquire part of GCO's ownership and joint venture interests in the zinc, lead and silver exploration property known as the LIK property in Alaska. Under the joint venture agreement which governs the LIK property (the "LIK Block Agreement"), GCO held a 50% interest, and the right to increase its interest to up to 80%, as more fully described below. In order to exercise such option, the Company was required to incur specified levels of eligible expenses for work programs contemplated under the LIK Block Agreement. After successfully completing the equity financing required (see "Prior Sales of Common Shares – Special Warrant Financings"), such option was acquired from GCO in February 2007.

The LIK property is located in Alaska's Red Dog mine district, which contains the world's largest known zinc deposits. In addition, the LIK property abuts the Su property (which hosts an extension of the LIK property mineralization) held by a subsidiary of Teck Cominco Limited and is approximately 22 km north of the Red Dog mine (which is operated by a subsidiary of Teck Cominco Limited), the world's largest zinc producing mine. As more fully described below (see "Mineral Project – History"), significant exploration work has previously been done on the LIK property.

Based on the Company's understanding of changes in GCO's strategic direction, and having determined that it would be in the Company's best interests to do so, in the second quarter of 2007 the Company's management entered into negotiations with GCO to acquire GCO's entire ownership interest in the LIK property and the LIK Block Agreement. After successfully completing the equity financing required (see "Prior Sales of Common Shares – Special Warrant Financings"), the Company acquired GCO's entire ownership interest, thereby becoming (through Zazu Alaska) the direct owner of a 50% interest in the LIK property and a 50% joint venture interest under the LIK Block Agreement, and with the further right to earn up to an additional 30% interest.

As more fully described under "Mineral Project", the Company engaged Scott Wilson RPA to prepare an NI 43-101 technical report on the LIK property, including a review of the first two stages of the Company's proposed 2007 and 2008 work program and budget for the LIK property.

The Company's registered and head office is located at 120 Adelaide Street West, Suite 2500, Toronto, Ontario, M5H 1T1.

Corporate Structure

The Company has one wholly-owned subsidiary, Zazu Alaska, which is incorporated under the laws of the State of Alaska.

BUSINESS OF THE COMPANY

Objectives and Growth Strategy

The Company is currently focused on identifying and developing zinc projects. The Company will pursue a growth strategy that takes advantage of the strengths of its existing management team, particularly with respect to management's experience in resource project management. The Company's primary near term objective is to advance the LIK property towards development through the definition of a resource and commencement of a formal feasibility study. The Company also intends to pursue a strategy of evaluating and potentially acquiring interests in other attractive mineral properties (which may be focused on zinc or other minerals) that the Company believes will be accretive to its overall growth strategy.

Strengths and Advantages

The Company believes it can successfully implement its growth strategy and achieve its objectives because of its key strengths and advantages, which include the following:

- **Advanced Exploration Property:** The LIK deposit represents an advanced stage exploration property on which substantial drilling has been conducted to date, and also consists of a large land area of 2,225 ha for continued exploration.

- **Attractive Economics:** As a result of strong zinc prices and a robust commodities market, the Company is determined to pursue an aggressive exploration program with the objective of maximizing the mineral resource at the LIK property and bringing it into

production. The LIK property was not previously put into production for two main reasons: (i) historically low zinc prices provided unfavourable market conditions; and (ii) the previous owners of the LIK property were two large U.S. public companies with strategic priorities other than mineral production on the LIK property.

- **Established Mining District:** The LIK property is located in the highly prospective Red Dog mine district of Alaska, located approximately 22 km from the Red Dog mine, and abutting Teck Cominco Limited's Su property. This district contains the world's largest known zinc deposits.

- **Management Experience:** The Company's directors and senior management team have significant mining industry experience, including having held positions with mining companies such as Glamis Gold Inc., Homestake Mining Company, Ivanhoe Mines Ltd. and Teck Cominco Limited, among others. Gil Atzmon, the Company's founder and Chief Executive Officer, has over 20 years' experience in the mineral resource sector. His career has included positions as a mining executive, investment banker, mining fund manager and geologist. Mr. Atzmon has participated in many global exploration and mining projects and has successfully arranged financing for the exploration and development of several mineral properties. In addition, Joe M. Britton, Vice-President Exploration, has extensive knowledge of the LIK deposit, having been involved with the LIK property and its historical exploration since 1978. See "Directors and Executive Officers".

- **Existing Infrastructure:** The LIK property is proximate to well-developed infrastructure and is based in an area where there has been a long-standing history of, and support for, mining activities.

- **Low Political Risk:** The LIK property is located in the State of Alaska which has a history of supporting and fostering mining activities.

LIK Block Agreement with Teck American

The Company is participating in the exploration and possible development of the LIK property through a joint venture with Teck American. The terms of the joint venture are governed by the LIK Block Agreement, made as of January 27, 1983, between Houston Oil & Minerals Exploration Company ("HOMEX") and GCO, a wholly owned subsidiary of the International Paper Company, a U.S. publicly listed corporation based in Memphis, Tennessee. HOMEX assigned its interest in the LIK Block Agreement to Echo Bay Mines Ltd., which, in turn, assigned such interest to Teck American.

The Company obtained its current 50% interest in the LIK property and rights under the LIK Block Agreement pursuant to the GCO Assignment Agreement through an assignment on June 28, 2007, by which GCO assigned to the Company GCO's entire ownership interest in the LIK property and LIK Block Agreement in consideration for a cash payment by the Company of US$20,000,000 and the grant of a 2% net proceeds interest payable by the Company only. GCO also retained a 1% net profits interest in the LIK property, as originally conveyed to it by WGM on April 7, 1997.

The Company (as assignee of GCO's interest) holds the further right to earn up to 60% of the 50% interest held by Teck American, provided that the Company spends the required expenditure amount, currently estimated to be approximately US$40,000,000 (after adjustment for inflation indexing and escalations) (the "Required Expenditure Amount"), by January 27, 2018
.

Upon receiving a final accounting of costs and expenses from the Company stating that it has spent or caused to be spent the full Required Expenditure Amount by January 27, 2018, the Company will have earned 60% of Teck American's 50% interest, or an additional 30% interest in the LIK property, and Teck American will have a one-time election either to retain an undivided 20% participating interest in the LIK property or to convey to the Company all of Teck American's interest in the mining claims and other mineral rights included in the LIK property by reserving to Teck American a 2% net smelter return royalty interest in any minerals produced and sold from the LIK property.

If the Company fails to spend or cause to be spent the full Required Expenditure Amount by January 27, 2018, the LIK Block Agreement will terminate, Teck American will retain its 50% participating interest in the LIK property, and Teck American and the Company will execute a joint operating agreement governing all further operations relating to the LIK property. Under such joint operating agreement, the Company, as successor to GCO, would be the operator and would have full and exclusive control of the LIK property, its facilities and production as well as of the exploration, development and mining undertaken pursuant to the LIK Block Agreement.

At any time prior to January 27, 2018, the Company may give notice to Teck American of its intention to commence construction of a mine on the LIK property within one year (a "Mine Construction Notice"). In that instance, Teck American will also have the one-time election described above. If, at the time of such Mine Construction Notice, the Company has not spent the full Required Expenditure Amount, Teck American's election will be contingent upon (i) the Company having entered into a mining agreement with a third party and/or having executed contracts for mining equipment and other major capital expenditures to construct the mine within one year of the Mine Construction Notice and (ii) the Company having spent or causing to be spent the remainder of the Required Expenditure Amount within two years of the Mine Construction Notice.

If, in response to such a Mine Construction Notice, Teck American elects to retain its undivided 20% participating interest, a joint operating agreement, as described above, will be executed by the Company and Teck American, and the Company will be responsible for 100% of all costs and expenses to be incurred under such joint operating agreement until the remainder of the Required Expenditure Amount is incurred. Failure by the Company to satisfy either of its obligations described in the preceding paragraph will nullify Teck American's original election and will permit Teck American to make a new one-time election.

Prior to the voluntary abandonment, surrender or release of any mining claim included in the LIK property, the Company is obligated to advise Teck American and to convey to Teck American all of its right, title and interest in such mining claim or claims. The LIK property thereafter will be redefined to exclude such mining claim.

Drilling Agreement between the Company and Frontier Exploration, LLC

On August 2, 2007, the Company entered into a drilling agreement with Frontier Exploration, LLC ("Frontier"), pursuant to which Frontier agreed to (i) complete a minimum of 30,000 feet of drilling on certain claims located on the LIK property, and (ii) drill and maintain holes, move equipment, build pads and conduct related activities as directed by the Company and in accordance with agreed-upon rates.

Under the terms of the drilling agreement, the Company is responsible for the purchase of a diamond drill rig and the ancillary equipment to be used by Frontier to complete the anticipated diamond drill work program, and is also responsible for various payments (including, among other things, payments relating to equipment rentals, mobilization costs, hole stabilization, fuel, the remuneration of the drilling crew, traveling time and board and lodging). The Company further agreed to pay operating field costs and non-operating field costs, in the respective amounts of US$185 and US$175 per hour, in addition to non-operating standby payments for drill idle months and to pay drilling costs per foot in the amount of US$34.50 to US$40.50.

The drilling agreement also provides that the work program was to commence on or about August 1, 2007 and that Frontier was to receive a contract bonus in the amount of US$100,000, plus an additional award bonus amount equal to US$5,000 per week, to a maximum of US$25,000, for every week prior to September 5, 2007 that Frontier began the work program on site. Frontier commenced work on August 1, 2007 and, as a result, was paid a total bonus of US$125,000.

MINERAL PROJECT

Overview

For an explanation of certain of the technical terms used in this prospectus, please see "Technical Glossary".

Unless otherwise stated, the information in this section in respect of the LIK property is based upon the "Technical Report on the LIK Deposit, Northern Alaska, U.S.A." dated August 20, 2007 (the "Technical Report") prepared by Scott Wilson RPA. The author of the Technical Report is a "qualified person" for purposes of NI 43-101. Scott Wilson RPA is independent of the Company, within the meaning of NI 43-101, as is the author of the Technical Report.

The Technical Report has been filed with the Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review on the System for Electronic Document Analysis and Retrieval database on the Internet at www.sedar.com.

Property Description and Location

The LIK property comprises a contiguous group of 296 unpatented federal mining claims located in the sections listed in the table below.

LOCATIONS OF THE LIK CLAIMS

Section	Description
Section 36	T.33N., R.20W., K.R.M.
Sections 31 and 32	T.33N., R.19W., K.R.M.
Sections 1-4, 9-16, and 22-24	T.32N., R.20W., K.R.M.
Section 6	T.32N., R.19W., K.R.M.

The geographical coordinates of the LIK deposit are about 163° 12' W and 68° 10' N. The following figure illustrates the location of the LIK property:



LIK PROJECT
Red Dog Mine
Delong Mountains Transportation System
Noatak
Portsite
Chukchi Sea
Kiana
Kotzebue
Noorvik
Selawik
Kobuk River
Ambler
Kobuk
Shungnak
Kotzebue Sound
Deering
Buckland
N
Map Area
Fairbanks
Nome
Alaska
Anchorage
0 20 40 60 80 100
Kilometres
Zazu Metals Corporation
Lik Project
Northern Alaska, U.S.A.
Location Map
August 2007

Figure 2-1

The LIK property federal claims cover an area of 2,225 ha, and have historically been divided into four groups: the LIK, Silk, Y and Z claim groups. Because the LIK property was selected by the State of Alaska subsequent to the staking of the federal claims, GCO (the entity from which the Company acquired its interest in the LIK property) also staked state claims over the entire federal package. The Company and its joint venture partner have the option of relinquishing the federal claims and holding mineral rights under the state claims at some future date, if they so choose. Most of the property boundaries have been surveyed to avoid potential property conflicts with adjacent properties. The federal claims do not expire unless the Company fails to make certain rental payments discussed below.

The LIK property claims lie within an area of Alaska State selected land. While the Company retains federal title to the claims, the surface rights owner to the LIK property is the United States government. Should the Company convert its ownership from federal claims to state claims, surface ownership would pass to the Alaska State government.

To retain the federal claims, the Company is required to make annual payments of US$125/federal claim. Thus the annual payment to cover the federal claims is US$37,000/year. State claims also require the payment of an annual rental. For state claims, the rental is US$25 for the first five years, US$55 for the second five years and US$130 for all subsequent years for each 40 acre claim and four times those amounts for each 160 acre claim. Property holders are also required to perform assessment work with the amount dependent on the area of the State claims. Assessment credits may be carried forward for a maximum of four years. If required, payments may be made in lieu of work to allow retention of the property.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the LIK property is by air to an airstrip located on the property. The airstrip is capable of handling large, multi-engine planes. Charter flights may be arranged from a number of sites in northwestern Alaska. The town of Kotzebue, which is located about 145 km from the deposit, is a seaport and is serviced by a regular air service from Anchorage. Kotzebue is the centre for access to the nearby Red Dog mine operated by a subsidiary of Teck Cominco Limited.

The nearest location for which climatic data is available is the town of Kotzebue. The average annual temperature at Kotzebue is -5.8°C, although this may not be entirely reliable as an indicator for conditions near the LIK property. Seasonal extremes probably range between 25°C in summer to -50°C in winter. There is an average of 22.8 cm of rain per year and a snowfall of 1.2 m per year. Snow falls are not extreme, but blowing snow may form significant drifts. Strong winds are common in most parts of Alaska. Currently, diamond drilling is possible at the LIK property between June 1 and October 1. The existing constraint is water, since the drills and the camp currently utilize surface water.

There are no local resources adjacent to the LIK property. The Red Dog mine, operated by a subsidiary of Teck Cominco Limited, is located about 22 km southeast of the deposit. Potentially, concentrates might be moved along the access road from the Red Dog mine to the port on the Chukchi Sea. This road is owned by the State of Alaska and is available for use by industrial users. The port has a shipping season of about 100 days. The current concentrate storage at the port site is at capacity and further storage facilities would have to be constructed if the LIK property comes into production.

There is a camp located on the LIK property. The camp has been used periodically over the last ten years and requires refurbishment when exploration recommences on the LIK property. The supply of electric power and workforce accommodation will have to be developed.

The exposures of the LIK property are located at about 245 m above sea level. West of the deposit, the land rises steeply to peaks about 700 m above sea level. To the southeast, the land slopes down to the Wulik River where the bottom of the valley is about 215 m above sea level. There is sufficient space for tailings and waste rock disposal, and sufficient water is expected to be available for any proposed processing. Locally, there is vegetation on the property consisting of tundra, grasses and low brush made up of willow, dwarf birch, and alder.

The Company intends to petition the State of Alaska to construct a 13 mile road from the Red Dog road to the LIK property. The Company also plans to commence negotiations with NANA Regional Corporation, Inc. ("NANA"), an Alaskan native corporation, to secure land near the port facilities for concentrate storage.

History

The Red Dog ore deposit was originally discovered in 1970 by a geologist undertaking mapping in the De Long Mountains area on behalf of the United States Geological Survey.

GCO, in joint venture with New Jersey Zinc Company and WGM, carried out stream geochemical sampling and reconnaissance for colour anomalies. Claims were staked in July 1976 to protect a stream geochemical anomaly on LIK Creek. HOMEX replaced New Jersey Zinc Company in the joint venture in 1976/1977.

Diamond drilling on the LIK property commenced in 1977 and targeted a gossan with a coincident soil and electromagnetic anomaly. The first hole encountered massive lead-zinc-silver-bearing sulphides. By the end of 1977, the joint venture had completed 40 line-kilometres of ground geophysics, a soil sampling program, and ten diamond drill holes with an aggregate depth of 1,603 m. In 1978, further geological, geochemical and geophysical surveys were carried out, together with the

drilling of another 79 diamond drill holes aggregating 10,680 m. A further 14 diamond drill holes with a total depth of 4,931 m were completed in 1979 and a mineral resource was estimated.

The joint venture continued to work in the district in the period 1980 to 1983. As the joint venture held a large number of claims outside the existing LIK property, work was concentrated on other targets in some of those years. However, limited diamond drilling activity continued on the LIK property. The LIK Block Agreement was signed in 1984.

In 1984, Noranda optioned the LIK property. Much of Noranda's activity was concentrated in the LIK North Area where ten diamond drill holes with an aggregate depth of 4,180 m were completed on four sections. Noranda also drilled holes in the LIK South deposit to better define "mineable high grade reserves". Noranda released its interest in the LIK property after a re-organization of its holdings in the United States.

Moneta Porcupine Mines Inc. ("Moneta") optioned the property in 1990 and together with GCO completed three diamond drill holes aggregating 263 m. The purpose of the Moneta drilling was to obtain metallurgical samples, but there are no records of any significant metallurgical work having been completed by Moneta. GCO drilled two additional diamond drill holes in 1992, but until the Company commenced its recent work program, there had been no additional drilling since.

All of the diamond drill campaigns are summarized in the table below.

DIAMOND DRILLING CAMPAIGNS

Year	Number of Holes	Aggregate Depth (m)	Company
1977	10	1,603.3	Managed by WGM
1978	79	10,680.2	Managed by WGM
1979	14	4,931.1	Managed by GCO
1980	3	202.1	Managed by GCO
1983	1	835.2	Managed by GCO
1984	6	1,643.5	Managed by GCO
1985	16	4,883.1	Managed by Noranda
1987	1	696.5	Managed by GCO
1990	3	263.4	Managed by Moneta
1992	2	283.5	Managed by GCO
Totals	**135**	**26,236.6**	

Several estimates of mineral resources have been completed on the LIK property for two different zones of mineralization known as the LIK South deposit and the LIK North deposit. The estimates determined by Scott Wilson RPA to be most reliable for the LIK South deposit were those mineral resources prepared by GCO in 1984 and by Noranda in 1985, which are presented in the table below. **These estimates are historical and were prepared prior to the enactment of, and are not compliant with, NI 43-101.**

HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK SOUTH DEPOSIT

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density T/m^3
GCO	1984	5% Pb+Zn	22.04	8.88	3.08	49	3.21
Noranda	1985	7% Pb+Zn	10.85	10.51	3.42	n.a.	3.77

The most recent estimates of mineral resources for the LIK North deposit were prepared by Noranda following the completion of the 1985 diamond drilling campaign and are presented in the table below. **These estimates are historical and were prepared prior to the enactment of, and are not compliant with, NI 43-101.**

HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK NORTH DEPOSIT

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density T/m^3
Noranda	1985	7% Pb+Zn	4.73	10.59	3.5	53	3.21

No metal prices or exchange rates were specified for either of the GCO or Noranda estimates. The GCO estimate was prepared using polygonal methods, while the Noranda estimates were prepared using sectional methods. Both of these estimates are considered to be historical estimates and are thought to be reliable at the current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the two parts of the LIK deposit. However, both the GCO and Noranda mineral resource estimates pre-date NI 43-101 requirements and were not carried out or certified by a "qualified person" for purposes of NI 43-101. As a result, these estimates remain unclassified pending further work.

In 1983, Pincock, Allen & Holt, Inc. ("PAH") completed a feasibility study. The 1983 mineral resource estimate by PAH is not considered relevant by Scott Wilson RPA. The feasibility study was updated in 1989, but the resource statement was not revised at that time.

Geological Setting

Regional Setting. The regional geology of the Western Brooks Range area is structurally complex. The sedimentary rocks of the area have been disrupted by thrust sheets or allochthons. The term "allochthon" describes an assemblage of stratigraphically related rocks that overlies a large displacement thrust fault. The LIK property and the other zinc-lead deposits of the Brooks Range, including Red Dog, are hosted in the Kuna Formation of the Lisburne Group. In the Western Brooks Range, the Lisburne Group includes both deep and shallow water sedimentary facies and local volcanic rocks. The rocks have been extensively disrupted by thrusting. The deep water facies of the Lisburne Group, the Kuna Formation, are exposed chiefly in the Endicott Mountains and the structurally higher Picnic Creek allochthons.

In the Red Dog plate of the Endicott Mountains allochthon, the Kuna Formation is divided into two units, the Kivilina Unit and the Ikalukrok Unit, and consists of at least 122 m of thinly interbedded calcareous shale, calcareous spiculite and bioclastic supportstone overlain by 30 m to 240 m of siliceous shale, mudstone, calcareous radiolarite and calcareous lithic turbidite. The Ikalukrok Unit in the Red Dog plate hosts all of the massive sulphide deposits in the area.

Local Geology. The LIK property is hosted in the Red Dog plate of the Endicott Mountains allochthon. The stratigraphically lowest rocks within the Red Dog plate belong to the Kayak Shale. The top of the Kayak Shale is interbedded with rocks of the Kuna Formation.

In a district sense, the Kivalina Unit is up to 122 m thick and may have been deposited in a local fault-bounded depression. It includes laminated, black calcareous shale and thick-bedded, grey micritic limestone, grainstone and packstone. The Ikalukrok Unit varies in thickness across the district from 29 m to greater than 240 m. The unit has been divided into a lower laminated black shale sub-unit and an upper medium- to thick-bedded black chert sub-unit.

Property Geology. The LIK property is hosted in the upper part of the Ikalukrok Unit of the Kuna Formation. At the LIK property, the immediate host rocks are carbonaceous and siliceous black shale, with subordinate black chert and fine-grained limestone. These rocks strike broadly north-south and dip at about 25° to 40° to the west. The massive sulphides are overlain conformably by rocks of the Siksikpuk Formation. The sequence is overridden by allochthonous rocks that form high hills north and west of the deposits.

The mineralized sequence is cut by a number of faults. The most significant disruption is the Main Break Fault, which drops the northern end of the LIK deposit down about 150 m. It is unclear whether there is a change in strike north of the fault, or whether the change is more apparent due to topography. The Main Break Fault strikes east-west and dips north at about 60°. There is another group of steeper faults that tend to strike northerly or northwesterly and which are interpreted as being both normal and reverse with throws of up to 100 m.

Exploration

There had been no recent drilling on the LIK property before 2007. Details of pre-2007 drilling campaigns are discussed above under the heading "Mineral Project - History".

Subsequent to the completion of the Technical Report, the Company completed a diamond drilling program consisting of eleven holes totalling approximately 4,700 feet. The primary purpose of this program was to confirm some of the historical pre-2007 drill results. Assays for the 2007 drill program are pending and the Technical Report will be updated when these assays are available.

Mineralization

The LIK deposit is a stratiform zinc-lead-silver deposit. The deposit is continuous outside the LIK property onto the adjacent Teck Cominco Limited property to the south. The southern continuation of the LIK deposit is referred to as the Su deposit, lying on the Su property.

Within the LIK property, the deposit is divided into two parts by the Main Break Fault. The main part of the deposit within the existing claims is referred to as the LIK South deposit. As presently tested, the LIK South deposit is about 1,100 m long and about 600 m wide. It has been tested down dip to a depth of about 150 m to 200 m. North of the Main Break Fault, the LIK North deposit is about 700 m long and about 350 m wide. It has been tested down dip to a depth of about 300 m.

The deposits strike broadly northerly and dip westerly at about 25° to 40°. The mineralization comprises irregular, stratiform lenses. The mineralogy of the sulphides is simple and comprises pyrite, marcasite, sphalerite, and galena, with rare tetrahedrite, bournonite and boulangerite. Gangue minerals include quartz (as chert), clay minerals, carbonate and barite. Noranda recognized six different ore types in its logging of drill core. Typical grades of mineralized intersections within the LIK deposit are listed in the table below:

TYPICAL MINERALIZED INTERSECTIONS

Hole No.	From (m)	To (m)	Length (m)	Zn%	Pb%	Ag g/t
5	54.56	78.79	24.23	19.72	6.27	126.5
16	80.16	94.49	14.33	21.67	7.01	230.4
21	129.54	135.33	5.79	7.07	1.88	8.6
24	40.87	50.14	9.27	11.09	1.44	51.1
31	21.49	34.75	13.26	9.07	2.69	6.9
38	45.90	63.76	17.86	8.13	1.80	48.0
38	70.53	87.75	17.22	8.92	2.08	28.8
43	35.66	40.69	5.03	17.66	3.62	8.6
43	60.96	80.28	19.32	9.07	2.49	47.7
43	84.73	91.04	6.31	21.07	5.95	111.4
55	114.0	125.88	11.89	8.15	2.42	205.7
68	32.31	53.43	21.12	13.34	2.85	56.9
79	15.85	31.33	15.48	9.14	2.66	37.0

Previous work by GCO determined that sulphides were deposited in four distinct cycles. The cycles are better developed close to the likely hydrothermal source of the mineralizing fluids. Individual cycles may be quite thin near the margins of the deposit and the thickest accumulation in a single cycle noted to date is about 13.7 m. The base of a sulphide cycle begins abruptly with the deposition of sphalerite, galena and pyrite. Typically, the highest grades are found at or within a few metres of the base of a sulphide cycle. Massive or finely bedded zinc- and galena-rich sulphides decrease in grade upward within a cycle. Pyrite increases relative to sphalerite and galena, forming bands of massive or colloform pyritic sulphides. Higher in the cycle, pyrite decreases and forms nodular or colloform semi-massive pyrite layers interbedded with black chert or strongly silicified black claystone. The tops of the cycles generally contain the highest marcasite concentrations. Locally, another cycle begins before the earlier cycle is finished. Lateral variations appear to mimic the vertical variations. While brecciated sulphides are common in high-

grade areas, they do not form a large percentage of the overall sulphide mass. Individual breccia zones vary in thickness from a few centimetres to a few metres.

Drilling

There had been no recent drilling on the LIK property before 2007. Details of pre-2007 drilling campaigns are discussed above under the heading "Mineral Project - History".

Different drilling contractors have carried out diamond drilling prior to 2007. As discussed above, the main period of drilling was from 1977 to 1979. Noranda completed a subsequent period of drilling in 1985, and Moneta completed a small program of drilling in 1990. GCO completed small diamond drilling programs in 1987 and 1992.

The initial ten diamond drill holes of the pre-2007 drilling were B-wireline and essentially all subsequent drill holes were N-wireline. Core recoveries were typically high within the massive sulphides, but lower, more variable recoveries were obtained in the unmineralized and weakly mineralized sections.

Subsequent to the completion of the Technical Report, the Company completed a diamond drilling program consisting of eleven holes totalling approximately 4,700 feet. The primary purpose of this program was to confirm some of the historical pre-2007 drill results. Assays for the 2007 drill program are pending and the Technical Report will be updated when these assays are available.

Sampling, Analysis and Security of Samples

The entire core obtained from the LIK deposit was logged on site at the LIK camp. All of the core containing sulphide mineralization was sawn using diamond saws and half of the core was sent for assay. Reference samples were not included in the sample stream. The unused core for all but the first ten holes is stored on site. The core for the initial ten holes is stored in a warehouse in Anchorage.

An examination of diamond drill logs indicates that sample lengths in massive sulphides were typically from 0.6 m to 0.9 m. Occasionally, sample lengths in massive sulphides were up to 1.83 m. Sample lengths up to 2.44 m and 2.74 m were present. Sample lengths were probably controlled by geology and the location of depth markers in the core boxes. According to Scott Wilson RPA, sampling appears to have been completed diligently.

Most of the samples were assayed by Bondar Clegg Laboratory Group ("Bondar Clegg") of Vancouver. At various times, the laboratory maintained preparation facilities in Alaska, in Anchorage and Fairbanks. In the initial years, when the bulk of the drilling was completed, it is believed that sample preparation and analysis were carried out in Vancouver. Bondar Clegg was not a registered laboratory at that time. However, Bondar Clegg was a recognized, reputable laboratory and was experienced in the use of atomic absorption spectrometry.

As the entire core was logged and sampled in an isolated field camp, security was not a major concern because access to the camp was closely controlled. It is noted that four different companies (WGM, GCO, Noranda and Moneta) have completed drilling programs at the LIK property and all of them have obtained consistent results. Scott Wilson RPA considers that the work to date was completed to industry standards in use at the time of the work. Sample preparation was completed in the assay laboratory. No sample preparation was completed onsite.

Proposed Work Program

In order to seek to achieve the Company's objectives, the proposed work program for the LIK property to the end of 2008 is as follows:

- **Metallurgical Drilling:** complete up to 5,000 feet of diamond drilling in addition to the metallurgical holes, including twinning of previous holes and in-fill drilling.

- **In-Fill Drilling:** drill 20,000 to 25,000 feet with the goal of increasing the resource base and defining proven and probable reserves.

- **Environmental Work:** carry out environmental work, including the commencement of an environmental impact study, to obtain all necessary land use and operating permits for the LIK property.

- **Review Geophysical Work:** review previous geophysical data to formulate a localized program to extend current mineralization laterally and at depth and to establish the initial stages of a regional program.

- **Additional Surveys:** commence regional induced polarization and gravity geophysical surveys to extend known mineralization and search for additional mineralization at depth and to the north of the LIK deposit.

Exploration and Development

Company personnel have prepared a proposed program of exploration based on two summer field seasons. The program includes a significant amount of diamond drilling, as well as metallurgical studies, geophysics and database development. This project requires the development of a geographical information system database and digitization of earlier data. Of the approximately Cdn.$● million of the net proceeds of the Offering which are to be put towards the costs of the Company's work program described above, the estimated cost of Stages 1 and 2 of the proposed program is approximately US$8.1 million, as set out in the following table.

RECOMMENDED EXPLORATION PROGRAM AND COSTS

Item	US$
Stage 1	
1. Personnel (total includes Project Manager, Camp Manager, two labourers, cook, and four diamond drillers)	220,000
2. Camp construction	160,000
3. Diamond drill purchase	280,000
4. Travel costs	20,000
5. Tools and supplies	90,000
6. Fuel	107,000
7. Freight and haulage	90,000
8. Metallurgical studies	300,000
9. Database development	100,000
10. Diamond drilling (3,500 m at $165/m)	578,000
11. Assays	15,000
12. Environmental studies	50,000
Subtotal	2,010,000
Contingency (10%)	201,000
Stage 1 Total	**2,211,000**
Stage 2	
1. Diamond drilling (20,000 m @ $190/m)	3,800,000
2. Helicopter support	750,000
3. Assays	90,000
4. Geophysical surveys	60,000
5. Environmental studies	65,000
6. Feasibility study	600,000
Subtotal	5,365,000
Contingency (10%)	537,000
Stage 2 Total	**5,892,000**
Total Stages 1 and 2	**8,103,000**

The Stage 1 work involves the collection and testing of metallurgical samples. Stage 2 work consists of follow-up drilling of the deposit and is intended to be complementary to the results of the Stage 1 work. Scott Wilson RPA reviewed the proposed program and budget and believes them to be reasonable. See "Use of Proceeds" for additional detail regarding the manner in which the Company intends to use the net proceeds of the Offering.

MINING IN ALASKA

Overview

Mining is reemerging as a significant contributor to the Alaskan economy. Newly developed Alaskan metal and coal deposits are making positive contributions to the United States' balance of trade. Locally, mines are providing a significant economic base for Alaskan communities and sources of jobs for Alaskans. Additionally, new mining projects are providing the catalyst to improve and expand infrastructure.

The LIK property abuts Teck Cominco Limited's Su deposit, which is approximately 22 km north of the Red Dog mine, the world's largest zinc producing mine. The Red Dog mine is owned by NANA, an Alaskan native corporation, and operated by a subsidiary of Teck Cominco Limited. Full production at the Red Dog mine commenced in 1990. Based on publicly available information, in 2006 Teck Cominco Limited's subsidiary produced approximately 557,500 tonnes of zinc and 123,500 tonnes of lead from the Red Dog mine.

Regulation of Mining

The Company's activities in the United States are subject to various federal, state, and local laws and regulations governing, among other things, prospecting, exploration, labour standards, occupational health and mine safety, control of toxic substances, and other matters involving environmental protection and taxation. It is possible that future changes in these laws or regulations could have a significant impact on the Company's business, causing those activities to be economically re-evaluated at that time.

The majority of the Company's interests in properties located in the United States are unpatented mining lode claims. Unpatented mining claims are located on public lands owned by the United States government and administrated through the Bureau of Land Management (the "BLM"). Lode claims cover classic veins or lodes having well defined boundaries and include other rock in-place bearing valuable mineral deposits and are limited by federal law to a maximum of 1,500 feet in length along the vein and a maximum of 600 feet in width, 300 feet on either side of the centreline of the vein. Any United States citizen (including a corporation organized under a State law) may locate and hold a mining claim. A valid unpatented mining claim is an interest in real property that can be bought, sold, mortgaged, devised, leased and taxed, but it is always subject to the paramount title of the government and the rights of third parties to use the surface of the claim in a manner that does not unreasonably interfere with the claimant's activities. Unpatented mining claims are mining claims located and staked on available federal public domain land in accordance with the United States *General Mining Law of 1872*. The process for locating an unpatented mining claim is initiated by the locator and can be staked without any invitation from or grant by the federal government or any state government. A valid unpatented mining claim must include a discovery of valuable minerals. Prior to such a discovery, however, a mining claimant has a possessory right to conduct mineral exploration and development activities on the claim. The locator of a valid unpatented mining claim has the right to explore for, develop and mine minerals discovered on the claim, subject to compliance with the annual maintenance requirements of the United States *Federal Land Policy and Management Act of 1976*, which currently requires timely payment of an annual maintenance fee of US$125 per claim in order to maintain an unpatented mining claim.

Some of the Company's unpatented mining claims in the United States have been located on "Stock Raising Homestead Lands". This refers to split estate lands where the surface was patented under the *Homestead Act* and the mineral estate remains reserved to the United States federal government. There are specific procedures for locating mineral claims on these lands. Anyone wishing to explore these lands for the purpose of staking a mining claim is required to first file a Notice of Intent to Locate a Mining Claim with the appropriate BLM state office and with the surface owner. The location, recording and maintenance of mining claims on Stock Raising Homestead Lands are the same as for other open public domain lands.

Unpatented mining claims are generally considered to be subject to greater title risk than private real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations that supplement the *General Mining Law of 1872*. Unpatented mining claims are also subject to possible challenges by third parties or contests by the United States government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with this complex body of federal and state law.

In past years, the United States Congress has considered a number of proposed amendments to the *General Mining Law of 1872*. If adopted, such amendments could, among other things, substantially increase the cost of holding unpatented mining claims, impair the ability of companies to develop mineral resources on unpatented mining claims and impose royalties on production from

unpatented mining claims. Pending such possible reform of the *General Mining Law of 1872*, the United States Congress has put in place a moratorium which prohibits acceptance or processing of most mineral patent applications.

The State of Alaska maintains a "single window" system to permit exploration that covers all of the permits required for exploration. The Company has all of the necessary permits to carry out the proposed exploration programs.

ZINC INDUSTRY

The Zinc Market

The Company is focused on the development of the zinc, lead and silver LIK property in the State of Alaska. Zinc provides the most cost effective and environmentally efficient method of protecting steel against corrosion through the galvanization process. Zinc plays an invaluable role by prolonging the life of steel and thereby extending the life of steel goods and capital investments in steel structures such as homes, bridges, port facilities, power lines, water distribution, telecommunications and transportation infrastructure. Zinc also aids in the conservation of natural resources such as iron ore due to its ability to prolong the life of steel goods.

Supply and demand are the key determinants for the price of zinc. Demand is generally correlated to the cycle of global industrial production while metal supply follows investment trends in the base metal industry and can be subject to phases of very rapid expansion or contraction. The metal-demand cycle is usually the initiator of the metal-price cycle, whereas supply responses to price changes come after time lags. For example, the price of zinc increased 55% in 2005 and increased a further 120% in 2006. These prices have been driven by several factors, including positive supply/demand fundamentals, a shortage of zinc concentrates, a decrease in available stockpiles and investment flows into base metals. The demand for zinc from Asia, including China, India and other developing countries has grown dramatically. Whereas in 1990, China accounted for only 8% of the global zinc demand, in 2007 it accounted for 27%. Industry experts expect that the strong demand for zinc will continue for at least the next eight years. Higher zinc prices are encouraging the development of new mines to create new sources of zinc supply in order to meet growing demand. The LIK property is ideally situated to provide zinc concentrate to the Pacific Rim region.

USE OF PROCEEDS

The net proceeds of the Offering are expected to be Cdn.$●, after payment of the Agents' fee and deducting expenses of the Offering estimated to be Cdn.$●, but before giving effect to the exercise of the Over-Allotment Option. The following table provides an estimated breakdown of the proposed application of the net proceeds of the Offering (all figures are approximate):

Use	Amount (Cdn.$million)
Exploration program for the LIK property including metallurgy, drilling and tunneling	●
General corporate and working capital purposes	●

While the Company intends to use the funds available to it as stated above, there may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary or advisable.

SELECTED FINANCIAL INFORMATION

The summary presented below sets out selected financial information of the Company for the periods, and as at the dates, indicated and is derived from, and should be read in conjunction with, the Company's annual audited consolidated financial statements as at December 31, 2006 and the period then ended as well as the interim unaudited consolidated financial statements as at June 30, 2007 and the period then ended and the respective notes thereto, "Consolidated Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. All of the financial information presented below is prepared in accordance with Canadian GAAP.

	Six Months Ended June 30, 2007	Period Ended December 31, 2006
	(US dollars)	
Statement of Loss		
Net loss	(17,995)	(157,446)
Balance Sheet		
Cash and cash equivalents	7,244,520	10,511,517
Total assets	27,754,913	10,571,579
Working capital	7,160,222	10,156,012
Long term debt	nil	nil
Shareholder's equity	27,495,133	10,216,012

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is as of October 17, 2007 and should be read in conjunction with the Company's consolidated financial statements and the corresponding notes included elsewhere in this prospectus. Certain statements contained in the MD&A are forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on the current plans, objectives, goals, strategies, estimates, assumptions and projections about the Company's industry, business and future financial results. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed elsewhere in this prospectus. See "Cautionary Statements Regarding Forward-looking Information" and "Risk Factors".

Basis of Presentation

The Company's financial statements are prepared in accordance with Canadian GAAP. All amounts are expressed in U.S. dollars unless otherwise indicated.

The Company's financial statements have been prepared on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company is currently an exploration company and does not have any operations which generate revenues or profits. Further, there can be no assurance that the Company will either achieve or maintain profitability in the future. The Company requires additional financing to fund its continuing exploration and development efforts. In this regard, the Company is seeking funds through the Offering. Additional financing by way of private placement or through other offerings may also be required in the future.

The Company's ability to continue as a going concern is dependent on raising additional financing, the outcome of which cannot be predicted at this time. The financial statements do not include any adjustments or reclassifications of assets and liabilities which might be necessary if the Company is unable to continue its planned exploration activities.

Incorporation

The Company was incorporated by Articles of Incorporation on November 29, 2006 under the CBCA for the purpose of acquiring an interest in the LIK property. As at December 31, 2006, the Company had no significant assets other than cash generated by its initial private placement, but had settled terms with GCO to acquire an interest in the LIK property. On June 28, 2007, the Company acquired its interest in the LIK Property. See "Business of the Company - LIK Block Agreement with Teck American".

Review of Overall Performance

The Company is in the development stage and has no revenue. The Company has reported losses since its inception resulting from costs related to evaluating the LIK property and administrative overheads.

Results of Operations

Six months ended June 30, 2007

During the six months ended June 30, 2007, the Company reported a net loss of $17,995 (nil per Common Share).

Expenses incurred during the six months ended June 30, 2007 were US$263,107 and include salaries of US$67,073, consulting fees of US$60,000, professional fees of US$63,886, travel expenses of US$21,979, investor and shareholder relations fees in the amount of US$28,321, and an office administration expense of US$10,644. The Company also incurred regulatory fees of US$3,662, US$5,875 in insurance costs and US$3,103 in rent during the six months ended June 30, 2007.

From incorporation date of November 29, 2006 to December 31, 2006

During the fiscal period from incorporation to December 31, 2006, the Company reported a net loss of $157,446 (US$0.03 per Common Share).

Expenses during the fiscal period were US$170,383 and include salaries of US$50,000, consulting fees of US$100,000, professional fees of US$10,000, travel expenses of US$8,608, investor and shareholder relations fees in the amount of US$722 and incorporation costs of US$1,000.

The Company incurred deferred costs of US$60,000 during the fiscal period ended December 31, 2006 consisting of costs related to evaluating the LIK property subsequent to the period end. These costs were charged to mineral properties at the time the LIK property was acquired, which occurred during the six months ended June 30, 2007.

Capital Expenditures

Six months ended June 30, 2007

The Company signed an exploration and option agreement with GCO on February 26, 2007 (the "Exploration and Option Agreement") to acquire up to 62.5% of GCO's interest in the LIK property and under the LIK Block Agreement. Subsequently, the Exploration and Option Agreement was terminated and the Company obtained its current 50% ownership interest in the LIK property and LIK Block Agreement through an assignment on June 28, 2007 pursuant to the GCO Assignment Agreement of GCO's interest in the LIK property and LIK Block Agreement in consideration for a cash payment of US$20,000,000 and the grant of a 2% net proceeds interest payable by the Company only. See "Business of the Company - LIK Block Agreement with Teck American".

During the six month period ended June 30, 2007, the Company incurred an aggregate of US$20,334,911 in mineral property costs consisting of US$20,248,519 with respect to the acquisition of GCO's interests in the LIK property and the LIK Block Agreement, and a total of US$86,393 in deferred exploration costs attributable to geological, mapping, site administration and charter aircraft. The acquisition cost of the LIK property and the LIK Block Agreement in the amount of US$20,248,519 consists of the purchase price of US$20,000,000, plus US$130,000 paid to GCO pursuant to predecessor agreements and US$118,519 attributable to management salaries, professional fees and certain out-of-pocket expenses attributable to the effort and costs incurred in completing the acquisition.

Incorporation date of November 29, 2006 to December 31, 2006

The Company did not incur any amounts for exploration spending during the fiscal period from incorporation to December 31, 2006. During this period the Company was focused on acquiring its interest in the LIK property under the Exploration and Option Agreement.

Financing Activities

The Company completed a founder's private placement on December 18, 2006. The Company issued 5,000,000 Common Shares at US$0.001 per share for total proceeds of $5,000.

The Company completed a private placement on December 20, 2006, issuing a total of 11,400,000 special warrants (the "2006 Special Warrants") at US$1.00 per special warrant for gross proceeds of US$11,400,000. The Company also issued a total of 906,400 broker special warrants with a fair value of US$319,983 (the "2006 Broker Special Warrants") and paid an 8% commission

(US$906,400) to the agent and US$125,142 in legal fees for total cash offering costs of US$1,031,542 and net proceeds of US$10,368,458.

On February 18, 2007, the Company issued 100,000 Common Shares on a non-brokered basis, at a subscription price of US$1.00 per share for gross proceeds of US$100,000.

The Company completed the first tranche of a private placement on June 28, 2007, issuing 10,654,400 special warrants (the "2007 Special Warrants") at US$1.75 per special warrant for gross proceeds of US$18,645,200. The Company also issued 532,720 broker special warrants with a fair value of US$329,112 (the "2007 Broker Special Warrants") and paid a 7% commission in the amount of US$1,305,164 to the agent, US$142,920 in legal fees and other costs for total cash offering costs of US$1,448,084 and net proceeds of US$17,197,116.

The Company completed the second tranche of the private placement on July 5, 2007, issuing an additional 821,500 2007 Special Warrants at US$1.75 per special warrant for gross proceeds of US$1,437,625 and an additional 41,075 2007 Broker Special Warrants with a fair value of US$71,882. In respect of such tranche, the Company paid a further 7% commission in the amount of US$100,634 and US$2,500 in legal fees for total cash offering costs of US$103,134 and net proceeds of US$1,334,491. See "Prior Sales of Common Shares - Special Warrant Financings".

Subsequent to June 30, 2007, the Company issued 151,571 Common Shares at US$1.75 per share for gross proceeds of US$265,249.

Summary of Results

	Six Months Ended June 30, 2007	Period Ended December 31, 2006
	(US dollars)	
Total revenues	nil	nil
Deferred exploration costs	$86,393	-
Net loss	($17,995)	($157,446)
Net loss per Common Share (Basic and diluted)	nil	($0.03)

Liquidity and Capital Resources

The Company's aggregate operating, investing and financing activities during the six months ended June 30, 2007 resulted in a net cash outflow of US$3,266,997. As at June 30, 2007, the Company had a cash balance of US$7,244,520 (December 31, 2006 - US$10,511,517) and working capital of US$7,160,222 (December 31, 2006 – US$10,156,012).

The Company is not in commercial production on the LIK property and, accordingly, it does not generate cash from operations. In order to fund further exploration work and advance the LIK project, the Company is dependent upon raising financing through the issuance of its securities, including the funds to be raised pursuant to the Offering.

The Company's planned exploration and development expenditures on the LIK property require significant financial resources. The Company remains dependent on raising additional financing through the issuance of equity securities to fund exploration and development requirements beyond those outlined in "Use of Proceeds" on the LIK property and for general corporate purposes.

Transactions with Related Parties

The Company has entered into certain related party transactions, which may be summarized as follows:

(a) As at June 30, 2007, the Company owed US$61,659 (December 31, 2006 - US$60,000) to a company controlled by a senior officer and director of the Company, which amounts relate to third party costs for mineral property and administrative expenses. The amount has since been paid in full;

(b) Directors and officers have participated in share issuances and purchases of Special Warrants on the terms as discussed in "Prior Sales of Common Shares", and hold the Common Shares and Special Warrants of the Company as noted in "Directors and Executive Officers"; and

(c) The Company has paid certain share issuance, incorporation and legal costs in the amount of US$56,256 (December 31, 2006 - US$42,766) to a legal firm whose partner is a director of the Company.

Related party transactions are in the ordinary course of business, occurring on terms that are similar to those of transactions with unrelated parties, and therefore are measured at the exchange amount.

Critical Accounting Estimates

The Company's financial statements are impacted by the accounting policies used, and the estimates and assumptions made, by management during their preparation. The Company's accounting policies are included herein and elsewhere in this prospectus and include accounting policies respecting, among others, loss per share, cash and cash equivalents, foreign currency translation, income taxes, fair value of financial instruments, risk management, asset retirement obligations, deferred costs and variable interest entities. The accounting estimates considered to be significant to the Company include estimates regarding the carrying values of mining claims and deferred exploration costs.

Management reviews the carrying values of its mining claims when events or circumstances change to determine whether an impairment should be recognized. Capitalized costs in respect of the Company's mining claims were US$20,334,911 as at June 30, 2007.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents of highly liquid investments that are readily convertible into cash with maturities of three months or less when purchased.

The Company operates in the United States, which gives rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Outlook

For the coming year, the Company's priorities are to complete the Offering, become a listed company on a Canadian stock exchange, and to complete its proposed exploration program, including metallurgical drilling, in-fill drilling, environmental work and road development at its LIK property.

DIVIDEND POLICY

There are no restrictions in the Company's constating documents that would restrict or prevent the Company from paying dividends. However, it is not contemplated that any dividends will be paid on Common Shares in the foreseeable future, as it is anticipated that all available funds will be reinvested in the Company to finance the growth of its business. Any decision to pay dividends on Common Shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time and will be subject to any restrictions imposed by the terms of any debt facilities or other contractual obligations of the Company.

DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of special voting shares ("Special Voting Shares"), issuable in series. As of ●, 2007 there were 5,351,571 Common Shares and 22,775,900 Special Voting Shares issued and outstanding. After giving effect to the Offering, there will be ● Common Shares issued and outstanding

after providing for the exercise of the 11,300,000 outstanding 2006 Special Warrants and the 11,475,900 outstanding 2007 Special Warrants. In addition, as of ●, 2007, there were 906,400 issued and outstanding 2006 Broker Special Warrants and 573,795 issued and outstanding 2007 Broker Special Warrants (each Broker Special Warrant is indirectly exercisable for one Common Share, as described under "Prior Sales of Common Shares – Special Warrant Financings").

Common Shares

Each Common Share entitles the holder to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the board of directors at its discretion from funds legally available therefore and, upon the liquidation, dissolution or winding up of the Company, are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking in priority to, or equally with, the holders of Common Shares with respect to liquidation, dissolution or winding up. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Special Warrants

Each 2006 Special Warrant is exercisable, for no additional consideration, for one Common Share (subject to adjustment as described below) at any time until an automatic exercise date of the earlier of (i) the date of completion by the Company of a Liquidity Event (as defined below) and (ii) December 20, 2011 (being the fifth anniversary of the issue of the 2006 Special Warrants). Any 2006 Special Warrants not exercised by such date will be automatically exercised on such date.

Each 2007 Special Warrant is exercisable, for no additional consideration, for one Common Share (subject to adjustment as described below) at any time until an automatic exercise date of the earlier of (i) the date of completion by the Company of a Liquidity Event and (ii) June 28, 2012 (being the fifth anniversary of the initial issue of the 2007 Special Warrants). Any 2007 Special Warrants not exercised by such date will be automatically exercised on such date.

For purposes of both the 2006 Special Warrants and the 2007 Special Warrants, a "Liquidity Event" means the completion by the Company of either (i) a distribution to the public of Common Shares pursuant to a prospectus and the concurrent listing of the Common Shares on a recognized Canadian exchange or (ii) another transaction as a result of which all outstanding Common Shares, or securities of another issuer issued in exchange for all outstanding Common Shares, are traded on a recognized Canadian exchange and are freely tradable (subject to any applicable control block restrictions). The completion of this Offering would constitute a Liquidity Event, such that all outstanding Special Warrants will be automatically exercised upon the closing of this Offering.

In addition to customary adjustments for subdivisions, consolidations or other such changes in the Common Shares, the Special Warrants provide for the following adjustments to the exchange ratio (currently one Common Share per Special Warrant) for the Special Warrants:

(a) In the event that the Company does not complete a Liquidity Event by the applicable deadline, the Special Warrants of the subject class will become subject to a conversion rate increase of a further 0.1 Common Shares effective as of the deadline date and thereafter a further 0.1 Common Shares for each month prior to completion of a Liquidity Event. The deadline for each class of Special Warrants is the first anniversary of its initial issue date (being December 20, 2007 in respect of the 2006 Special Warrants, and being June 28, 2008 in respect of the 2007 Special Warrants).

(b) The Special Warrants entitle the holders to be issued additional Common Shares upon exercise of the Special Warrants if the Company issues Common Shares, or securities convertible (or exchangeable or exercisable) for Common Shares at an issue price (or having a conversion or exercise price) which reflects an effective acquisition price per Common Share which is less than the price paid under the subject Special Warrant offering (being US$1.00 per Special Warrant in respect of the 2006 Special Warrants, and being US$1.75 per Special Warrant in respect of the 2007 Special Warrants) (as applicable, the "Dilutive Offering Price"), with the number of additional

Common Shares to be such that, after giving effect to the issue of such additional shares, the effective acquisition cost per Common Share underlying the subject Special Warrants will be equal to the Dilutive Offering Price.

In addition to the rights of the holders of the Special Warrants as described above, concurrently with the issue of the 2006 Special Warrants, and subsequently concurrently with the issue of the 2007 Special Warrants, certain principal shareholders of the Company entered into investor rights agreements under which the following rights have been provided to the holders of the Special Warrants until such time as the Company completes a Liquidity Event:

(a) restrictions on transfer and "tag along" rights with respect to any proposed sales of equity securities of the Company by any of the principal shareholders;

(b) "piggyback registration rights" in respect of any Canadian prospectus or U.S. registration statement to be filed by the Company; and

(c) rights to such financial statements as would be required to be publicly filed if the Company were a "reporting issuer" in Canada.

Special Voting Shares

As part of the offerings of the 2006 Special Warrants and the 2007 Special Warrants, the Company issued an aggregate of 22,875,900 Special Voting Shares to the purchasers of the Special Warrants, being one Special Voting Share per Special Warrant issued. Each Special Voting Share entitles the holder thereof to a number of votes at any meeting of holders of Common Shares equal to the number of Common Shares which may then be obtained upon the exchange of the Special Warrant to which the Special Voting Share relates. With respect to any written consent sought from the holders of Common Shares, each vote attached to the Special Voting Share will be exercisable on the same basis as set forth above. The purpose of the Special Voting Shares is solely to provide to the holders thereof the same voting rights they would have had if they directly acquired the Common Shares underlying the Special Warrants which they purchased.

The Special Voting Shares do not entitle the holders to receive any distributions from the Company or any of the net assets of the Company in the event of a termination or winding-up of the Company. Any Special Voting Shares acquired by the Company will immediately cease to represent an entitlement to vote at meetings of shareholders. A Special Voting Share is not transferable separately from the Special Warrant to which it relates, and a Special Voting Share will automatically be transferred upon a permitted transfer of the related Special Warrant. Special Voting Shares are evidenced only by the certificates representing the associated Special Warrants and will be cancelled upon the exchange of the related Special Warrants for Common Shares.

Except for the right to be counted towards a quorum and to requisition, vote at, and receive materials for, meetings of the holders of Common Shares, the Special Voting Shares do not confer upon the holders thereof any other rights.

All rights of a holder of Special Warrants to exercise votes attached to Special Voting Shares will cease upon the exchange of all such holder's Special Warrants for Common Shares and, accordingly, the Special Voting Shares will be cancelled upon the closing of the Offering and upon the exchange of the related Special Warrants for Common Shares.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as at December 31, 2006 and as at June 30, 2007, and as at June 30, 2007 after giving effect to the Offering.

	As at December 31, 2006	As at June 30, 2007	As at June 30, 2007 after giving effect to the Offering[1][2]
Long-Term Debt	nil	nil	nil
Common Shares	US$5,000 (5,000,000 Common Shares)	US$205,000 (5,200,000 Common Shares)	US$● (● Common Shares)[3]
Special Warrants	US$10,048,475 (11,400,000 2006 Special Warrants)	US$26,816,479 (11,300,000 2006 Special Warrants and 10,654,400 2007 Special Warrants)	nil[3] (n/a)
Contributed Surplus	US$319,983	US$649,095	US$649,095
Deficit	US$(157,446)	US$(175,441)	US$(175,441)
Total Capitalization	US$10,216,012	US$27,495,133	US$●

Notes:

(1) Does not assume any exercise of the Over-Allotment Option, any Broker Special Warrants, or any Broker Warrants (as defined below under "Prior Sales of Common Shares – Special Warrant Financings").

(2) Reflects the net proceeds of the maximum Offering after deducting the Agents' Fee of Cdn.$● and the expenses of the Offering estimated to be Cdn.$●.

(3) Includes the issuance of ● Common Shares pursuant to the Offering, the issuance of 151,571 Common Shares issued pursuant to a private placement on August 27, 2007, the exercise of the 11,300,000 2006 Special Warrants and the 11,475,900 2007 Special Warrants for a total of 22,775,900 Common Shares.

OPTIONS TO PURCHASE SECURITIES

The Company has granted a number of options ("Options") giving holders the right to purchase Common Shares in the future. The following is a summary of Options which have been granted to directors, officers, employees or consultants as of ●, 2007, which are to be exercisable, in whole or in part, subject to the terms of Option agreements which include vesting as to one-third (1/3) of the Options on each of 90 days, 12 months, and 18 months after the listing date of the Common Shares on the TSX:

Class of Optionee (Number of Optionees in Class)	Number of Shares Under Option	Date of Initial Grant	Exercise Price (CDN$)	Expiry Date (CDN$)	Market Price at Date of Grant (CDN$)
Executive officers and past Executive officers as a group (5 persons)	2,050,000	September 18, 2007	●	(1)	●
Directors and past directors (who are not also executive officers) as a group (3 persons)	700,000	September 18, 2007	●	(1)	●
Employees and past employees of the Company and its Subsidiary (excluding executive officers) as a group (1 person)	25,000	September 18, 2007	●	(1)	●
Total — All Options	2,775,000				

Notes:

(1) The expiry date will be five years from the listing date of the Common Shares on the TSX.

PRIOR SALES OF COMMON SHARES

No Common Shares have been issued by the Company since incorporation except as set out in the following table.

Date of Issuance or Sale	Description of Transaction	Aggregate Number and Type of Shares Issued	Price Per Common Share
December 18, 2006............	Private Placement	5,000,000 Common Shares	US$0.001
February 18, 2007	Subscription	100,000 Common Shares	US$1.00
January 21, 2007	Issued upon exercise of 100,000 2006 Special Warrants	100,000 Common Shares	US$1.00
August 27, 2007	Private Placement	151,571 Common Shares	US$1.75

Special Warrant Financings

The Company completed a private placement on December 20, 2006 issuing a total of 11,400,000 2006 Special Warrants at US$1.00 per special warrant for gross proceeds of US$11,400,000. See "Description of Share Capital". The Company also issued a total of 906,400 2006 Broker Special Warrants and paid an 8% commission (US$906,400) to the agent and legal fees (US$125,142) for total offering costs of US$1,031,542 and net proceeds of US$10,368,458. The proceeds of such private placement were held in escrow subject to conditions which included, among other things, that the Company be in a position to enter into the Exploration and Option Agreement. Such escrow conditions were satisfied, and the proceeds of the private placement were released, on February 26, 2007.

Each 2006 Broker Special Warrant is exercisable for one warrant (a "2006 Broker Warrant") for no additional consideration (and will be automatically exercised for 2006 Broker Warrants at the same time as automatic exercise of the 2006 Special Warrants, as described under "Description of Share Capital"). Each 2006 Broker Warrant is exercisable for one Common Share until the later of June 20, 2008 and the six-month anniversary of the completion of a Liquidity Event (as defined for the purposes of the Special Warrants under "Description of Share Capital") at an exercise price of US$1.00 per share.

The Company completed the first tranche of a private placement on June 28, 2007, issuing 10,654,400 2007 Special Warrants at a price of US$1.75 per special warrant for gross proceeds of US$18,645,200. The Company also issued 532,720 2007 Broker Special Warrants with a fair value of US$329,112 and paid a 7% commission in the amount of US$1,305,164 to the agent, US$142,920 in legal fees and other costs for total cash offering costs of US$1,448,084 and net proceeds of US$17,197,116. The proceeds of such private placement were held in escrow and released concurrently with the completion (and in order to allow the completion) of the Company's acquisition of GCO's entire 50% interest in the LIK property and the LIK Block Agreement.

The Company completed the second tranche of the private placement on July 5, 2007, issuing a further 821,500 2007 Special Warrants at a price of US$1.75 per special warrant for gross proceeds of US$1,437,625 and a further 41,075 2007 Broker Special Warrants with a fair value of US$71,882. In respect of such tranche, the Company paid a further 7% commission in the amount of US$100,634 and US$2,500 in legal fees for total cash offering costs of US$103,134 and net proceeds of US$1,334,491.

Each 2007 Broker Special Warrant is exercisable for one warrant (a "2007 Broker Warrant", and together with the 2006 Broker Warrants, the "Broker Warrants") for no additional consideration (and will be automatically exercised for 2007 Broker Warrants at the same time as automatic exercise of the 2007 Special Warrants occurs, as described under "Description of Share Capital"). Each 2007 Broker Warrant is exercisable for one Common Share until the later of December 28, 2008 and the six-month anniversary of the completion of a Liquidity Event at an exercise price of US$1.75 per share.

In the event that the Company does not complete a Liquidity Event by the applicable deadline, the Broker Special Warrants of the subject class will become subject to an exercise rate increase of a further 0.1 Common Shares per Broker Special Warrant effective as of the deadline date and thereafter a further 0.1 Common Shares for each month prior to completion of a Liquidity Event. The deadline for each class of Broker Special Warrants is the first anniversary of its initial issue date (being December 20, 2007 in respect of the 2006 Broker Special Warrants and June 28, 2008 in respect of the 2007 Broker Special Warrants). The completion of this Offering would constitute a Liquidity Event, such that all outstanding Broker Special Warrants will be automatically converted into Broker Warrants upon the closing of the Offering.

PRINCIPAL SHAREHOLDERS

To the best of the knowledge of the directors and executive officers of the Company, the following table sets forth the shareholdings of those persons who, prior to giving effect to the Offering, were the direct or indirect beneficial owners of, or will exercise control or direction over 10% or more of the outstanding Common Shares:

Name of Shareholder	Designation of Class	Type of Ownership	Number of Shares	Percentage of Class Prior to Giving Effect to the Offering(3)	Percentage of Class After Giving Effect to the Offering
Gil Atzmon	Common Shares	Beneficial and Indirect[1]	3,530,000	12.55%	●
Michael Steeves	Common Shares	Beneficial and Indirect[2]	1,112,500	3.95%	●

Notes:

(1) Includes 3,030,000 Common Shares held directly and 500,000 Common Shares held indirectly through Sidney Atzmon, Thaddeus Atzmon and Zazu Exploration, Inc., a private mineral exploration company. This amount does not include 800,000 Common Shares issuable to Mr. Atzmon upon exercise of his Options.

(2) Includes 912,500 Common Shares held directly and 200,000 Common Shares held indirectly through Melissa May Steeves and Warren Michael Steeves. This amount does not include 350,000 Common Shares issuable to Mr. Steeves upon exercise of his Options.

(3) After giving effect to the issuance, for no further consideration, of the 22,775,900 Common Shares issuable upon the exchange of 22,775,900 outstanding Special Warrants.

ESCROWED SECURITIES

In accordance with National Policy 46-201 – *Escrow for Initial Public Offerings* ("NP 46-201"), all common shares of an issuer owned or controlled by its principals are required to be placed in escrow at the time of the issuer's initial public offering, unless the shares held by the principal or issuable to the principal upon conversion of convertible securities held by the principal collectively represent less than 1% of the voting rights attaching to the total issued and outstanding securities of the issuer after giving effect to the initial public offering. At the time of an initial public offering, an issuer is classified for the purposes of NP 46-201 escrow as either an "exempt issuer", an "established issuer" or an "emerging issuer". Uniform terms of automatic timed-release escrow apply to the principals of issuers carrying out initial public offerings, differing only according to the classification of the issuer. The Company will be classified as an "established issuer".

The following Common Shares (the "Escrowed Shares") are held by, and are to be subject to the terms of an agreement to be dated the Closing Date between the Company, the holders of Escrowed Shares and Olympia Transfer Services Inc. as escrow agent (the "Escrow Agreement"):

Name	Number of Common Shares	Percentage of Issued Shares on Completion of the Offering (1)	Percentage of Issued Shares if the Over-Allotment Option is exercised in full
Gil Atzmon	3,530,000	●	●
Michael A. Steeves	1,112,500	●	●
Kerry O. Beamish	35,000	●	●
Joe M. Britton	100,000	●	●
Mark L. Greenwald	100,000	●	●
Dennis H. Peterson	100,000	●	●

Notes:

(1) After giving effect to the issuance, for no further consideration, of the 22,775,900 Common Shares issuable upon the exchange of 22,775,900 outstanding Special Warrants.

Pursuant to the terms of the Escrow Agreement, unless expressly permitted by the Escrow Agreement, the Escrowed Shares may not be sold, transferred, assigned, mortgaged or traded in any way while in escrow. 25% of the Escrowed Shares will be released from escrow on the date on which the Common Shares are listed on the Exchange (the "Listing Date") and each of the six, twelve and eighteen month anniversaries of the Listing Date. The Common Shares which are held in escrow immediately following the Listing Date will represent ●% of the issued shares immediately following the Offering and ●% if the Over-Allotment Option is fully exercised.

Pursuant to the terms of the Escrow Agreement, the securities of the Company held in escrow may be transferred within escrow to an individual who is a director or senior officer of the Company or of a material operating subsidiary of the Company, subject to the approval of the Company's board of directors, or to a person or corporation that before the proposed transfer holds more than 20% of the voting rights attached to the Company's outstanding securities, or to a person or corporation that after the proposed transfer will hold more than 10% of the voting rights attached to the Company's outstanding securities and that has the right to elect or appoint one or more directors or senior officers of the Company or of any of its material operating subsidiaries.

Pursuant to the terms of the Escrow Agreement, upon the bankruptcy of a holder of Escrowed Shares, the Escrowed Shares may be transferred within escrow to the trustee in bankruptcy or other person legally entitled to such securities. Upon the death of a holder of Escrowed Shares, all securities of the deceased holder will be released from escrow to the deceased holder's legal representative.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, municipality of residence, position held with the Company, principal occupation and number of Common Shares held by each person who will be a director and/or an executive officer of the Company as at the closing of the Offering.

Name and Municipality of Residence	Position with the Company	Principal Occupation	Date of Appointment	Common Shares of the Company Held
Gil Atzmon .... San Antonio, Texas	Chairman, Chief Executive Officer and Director	Founder, Chairman and Chief Executive Officer of the Company	November 29, 2006	3,530,000[1]
Michael A. Steeves .... Vancouver, British Columbia	President, Chief Operating Officer and Director	President and Chief Operating Officer of the Company	November 29, 2006	1,112,500[2]
Kerry O. Beamish .... Surrey, British Columbia	Chief Financial Officer	Chief Financial Officer of Alto Ventures Ltd., Brazilian Diamonds Limited and Forum Uranium Corp.	November 29, 2006	35,000
Joe M. Britton	Vice-President Exploration	Vice-President Exploration and principal geologist for the LIK property	September 18, 2007	100,000
Mark L. Greenwald....................... San Antonio, Texas	Vice-President and General Counsel	Vice-President and General Counsel of the Company	July 19, 2007	100,000
Bryan Morris................................ Vancouver, British Columbia	Director	Chief Financial Officer of Andean American and Sinchao Metals	July 19, 2007	nil
Dennis H. Peterson	Director	Lawyer	November 29,	100,000

Name and Municipality of Residence	Position with the Company	Principal Occupation	Date of Appointment	Common Shares of the Company Held
Toronto, Ontario			2006	
Paul F. Saxton.............................. Furry Creek, British Columbia	Director	Chief Executive Officer and President of Lincoln Gold Corp. and Chairman and Chief Operating Officer of Pinnacle Mines Ltd.	July 19, 2007	nil

Notes:
(1) Includes 3,030,000 Common Shares held directly and 500,000 Common Shares held indirectly through Sidney Atzmon, Thaddeus Atzmon and Zazu Exploration, Inc. Also includes 20,000 Special Warrants.
(2) Includes 912,500 Common Shares held directly and 200,000 Common Shares held indirectly through Melissa May Steeves and Warren Michael Steeves.

Immediately after the closing of the Offering, and assuming the exercise of all issued and outstanding Special Warrants, the directors and executive officers of the Company, as a group, will beneficially own, directly or indirectly, or exercise control or direction over ● Common Shares, representing approximately ● % of the Common Shares outstanding before giving effect to any exercise of the Over-Allotment Option or Broker Warrants.

Additional biographical information regarding the directors and executive officers of the Company is provided as follows:

Board of Directors and Officers

The following is biographical information relating to each of the directors and officers of the Company. The directors of the Company shall be elected at each annual general meeting of shareholders of the Company held to elect directors.

Gil Atzmon: Mr. Atzmon is the founder, Chairman, Chief Executive Officer and a Director of the Company. Mr. Atzmon has over 20 years' experience in the mineral resources sector. His career has included positions as a mining executive, investment banker, mining fund manager and geologist. Mr. Atzmon has participated in many global exploration and mining projects and has successfully arranged financing for the exploration and development of several mineral properties. In 2001 and 2002, Mr. Atzmon acted as Vice President, Corporate Development of Ivanhoe Mines Ltd. In 2000 and 2001, Mr. Atzmon served as a global energy and mining specialist in institutional equity and sales for BNP Paribas. From 1998 to 2000, Mr. Atzmon was Chief Investment Strategist and Portfolio Manager for US Global Investors, Inc. Mr. Atzmon holds a Bachelors degree in Geology and Geography from Columbia College, Columbia University and obtained a Master Degree in Energy and Mineral Resources from the University of Texas at Austin, Texas.

Michael A. Steeves: Mr. Steeves is the President, Chief Operating Officer and a Director of the Company. Mr. Steeves has been employed in the mining industry for over 40 years including employment as a mining analyst with a number of Canadian investment firms and as a geologist for senior mining companies in Canada and the United States. Since 2006, Mr. Steeves has been a director and chairman of the audit committees of the following public companies: Augusta Resource Corporation, Forum Uranium Corp., Sargold Resource Corporation, Wildcat Silver Corporation and Ventana Gold Corp. He is a former director and chairman of the board of Franc-Or Resource Corporation. From 2002 to 2005, Mr. Steeves acted as Vice President of Investor Relations for Glamis Gold Inc. and was Director of Investor Relations for Couer D'Alene Mines, Homestake Mining Company and Pegasus Gold Inc. Mr. Steeves holds Bachelor of Science (Geology) and Masters of Science (Earth Sciences) degrees from the University of Manitoba. He also holds the Canadian Securities Course/Registered Representative designation and Chartered Financial Analyst designation. From 1992 to 1994, Mr. Steeves received Chartered Financial Analyst Certificates of Achievement.

Kerry O. Beamish: Mr. Beamish is the Chief Financial Officer of the Company. Mr. Beamish is also currently the Chief Financial Officer of three Canadian publicly traded companies: Alto Ventures Ltd. (since October 2005), Brazilian Diamonds Limited (since March 2006) and Forum Uranium Corp. (since October 2005). Mr. Beamish was granted a Certified General Accountant (C.G.A.) designation in Ontario and British Columbia in 1990. Mr. Beamish holds a Bachelor of Business Administration from Simon Fraser University.

Joe M. Britton: Mr. Britton is the Company's Vice President Exploration and principal geologist for the LIK property. He has over 35 years of mineral exploration and development experience, principally in Alaska. This experience includes direct field responsibility and supervisory roles in nearly all aspects of the LIK project since 1978. In addition to his experience with the LIK project he has also been involved in the execution and management of several regional exploration projects in Alaska and a variety of general mineral assessments ranging from regional to property specific projects in Alaska, the western United States and Costa Rica. He has substantial experience with governmental, land ownership, regulatory, environmental and social issues in Alaska as they relate to mineral exploration and development projects. His years in the minerals business have included employment by several mining and minerals companies and since 1989 he has been a consulting minerals geologist. Mr. Britton holds a Bachelor of Science (Geology) and a Master of Science (Geology) from the University of Alaska-Fairbanks.

Mark L. Greenwald: Mr. Greenwald is Vice President and General Counsel of the Company. Mr. Greenwald is a lawyer admitted to practice in all Federal and State District Courts in Texas, the Federal Northern District of Georgia, the State Bar of Alaska, U.S. Federal Court of Claims, U.S. Court of Appeals for the Fifth Circuit and the Federal Circuit, and the U.S. Supreme Court. Mr. Greenwald was called to the bar in Texas in 1985. He obtained his Bachelor of Arts from Brooklyn College, City University of New York and his Juris Doctor from South Texas College of Law. He has served as an Assistant District Attorney in Bexar County Texas, Deputy Section Chief for the Resolution Trust Corporation- Professional Liability Section (US Treasury Dept), Chairman of Panel 10B5 Grievance Committee on Lawyer Discipline, Special Prosecutor for the State Bar of Texas-Attorney Discipline, and Special Prosecutor to the Texas Commission on Judicial Conduct.

Bryan Morris: Mr. Morris is an independent director of the Company. Mr. Morris worked for Teck Cominco Limited as Vice President, Business Development and was responsible for identifying, evaluating and negotiating acquisitions, primarily in the zinc business, until August 2003. Prior to that appointment he was Vice President, Finance and director of Cominco Resources International Ltd., the stock exchange listed international exploration arm of Cominco Ltd., and had held senior positions in Teck Cominco Limited's finance organization. During his career with Teck Cominco Limited, Mr. Morris also served as a director of several subsidiary and associated companies. Mr. Morris is currently a director and Chief Financial Officer of Andean American Mining Corp. (since July, 2005) Sinchao Metals Corp. (since December, 2006) and Inca Pacific Resources Inc. (since February, 2004), all publicly traded companies. He is also a director of the following Canadian publicly traded companies: Mediterranean Resources Ltd., Animas Resources Ltd. and, until late August 2007, a director and Chief Financial Officer of Morgain Minerals Inc. (since May, 2005). He is a Fellow of the Chartered Institute of Management Accountants (United Kingdom).

Dennis H. Peterson: Mr. Peterson is a director of the Company. Mr. Peterson is a securities lawyer and the principal of Peterson Law Professional Corporation, a Toronto-based securities law boutique focusing on resource companies. Mr. Peterson was called to the Bar of Ontario in 1988. In the past five years, Mr. Peterson has served in the following capacities for the following public companies: director, Seven Clans Resources Inc. (2001 to 2003), a predecessor to Gammon Lake Resources Inc.; director, Franc-Or Resources Corporation (1996 to 2006); director, Probe Mines Limited (2001 to 2006); Secretary, Liberty Mineral Exploration Inc. (2003 to 2005); Secretary, Nayarit Gold Inc. (2005-2006); President and director, Consolidated Ophir Ventures Inc. (2004 to 2006), a predecessor to CIC Energy Corp.; President and director, Denroy Resources Corporation (2005 to 2007), a predecessor to Nevoro Inc.; director, EM Resources Inc. (2005 to present); President and director, Canadian Baldwin Resources Limited (2005 to 2006), a predecessor to Aura Minerals Inc.; and President and director, GGD Resources Inc. (2006 to present). Mr. Peterson holds a Bachelor of Commerce (Honours) degree from Queen's University and a Bachelor of Laws degree from the University of Toronto.

Paul F. Saxton: Mr. Saxton is an independent director of the Company. He is a mining engineer who has been active in the mining industry since 1969, holding various mining positions including mining engineer, mine superintendent and executive positions for several Canadian mining companies. Most recently these include executive positions at Lincoln Gold Corp. (President and Chief Executive Officer, April 2004 to present), Pinnacle Mines Ltd. (Chairman and Chief Operating Officer, June 1995 to present), Doublestar Resources Ltd. (Chairman and Chief Operating Officer, January 2001 to July 2005), Standard Mining Corporation (President, June 1997 to July 2005) and Viceroy Resources Corp. (President, May 1996 to February 1998). Pinnacle Mines Ltd., Doublestar Resources Ltd. and Standard Mining Corporation are all publicly traded companies. In addition to holding a Bachelor of Science (Engineering) degree from Queen's University, Mr. Saxton also earned a Master of Business Administration from the University of Western Ontario.

Corporate Cease Trade Orders and Bankruptcies

To the Company's knowledge, other than as set out below, none of the directors or officers of the Company or a shareholder holding sufficient securities of the Company who could materially affect the control of the Company, is, or has been

within the ten years before the date of this prospectus, a director or officer of any other company that, while such person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied such company access to any statutory exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

Bryan Morris, as Chief Financial Officer of Andean American Mining Corp. is subject to a cease trade order issued by the British Columbia Securities Commission on August 2, 2007 for that company's failure to file timely technical reports. Andean American Mining Corp.'s shares have been cease traded until the company re-files a 2006 technical report on its Invicta gold, silver and copper property, located in west-central Peru.

Penalties and Sanctions

To the Company's knowledge, none of the directors or officers of the Company or a shareholder holding sufficient securities of the Company who could materially affect the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court, or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the Company's knowledge, none of the directors or officers of the Company or a shareholder holding sufficient securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons has, within the ten years before the date of this prospectus been bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Conflicts of Interest

The Company's directors and officers are required by law to act honestly and in good faith with a view to the best interests of the Company. Subject to any limitations in the Company's constating documents, no agreement or transaction would be void or voidable only because it was made between the Company and one or more of its directors or by reason that such director was present at the meeting of directors that approved such agreement or transaction or that the vote or consent of the director is counted for the approval of such agreement or transaction. Subject to any limitations or provisions to the contrary in the constating documents of the Company, in order for an agreement or transaction between the Company and one or more of its directors to be valid, the relevant director or directors must disclose in good faith his or their interests in such agreement or transaction to the other directors not having a conflict of interest (or a sufficient number of directors to carry the resolution without counting the votes of the interested director(s)) and such other directors must vote in favour of the agreement or transaction. If all of the directors have a conflict of interest, the agreement or transaction must be authorized, approved or ratified by a resolution of shareholders in order to achieve statutory validity. An agreement or transaction between a director and the Company will be valid unless it can be shown that, at the time the agreement or transaction was authorized, it was unfairly prejudicial to one or more shareholders or the creditors of the Company. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.

To the best of the Company's knowledge, there are no known existing potential conflicts of interest among the Company, its directors, officers or other members of management of the Company as a result of their outside business interests as at the date hereof. However, certain of the directors and officers and other members of management serve as directors, officers, and members of management of other public resource companies. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of the Company.

The directors and officers of the Company have been advised of their obligations to act at all times in good faith in the interest of the Company and to disclose any conflicts to the Company if and when they arise. Persons considering the purchase of Common Shares pursuant to the Offering under this prospectus must appreciate that they will be required to rely on the judgment and good faith of these persons in resolving any such conflicts of interest that may arise.

Committees of the Board of Directors

The board of directors has established the committees set forth below.

Audit Committee

The Audit Committee has been structured to comply with Canadian Multilateral Instrument 52-110 - Audit Committees ("**MI 52-110**"). The Audit Committee is comprised of Bryan Morris (Chair), Paul F. Saxton and Dennis H. Peterson. Each member of the Audit Committee is financially literate within the meaning of MI 52-110. In addition, each member is independent within the meaning of MI 52-110, with the exception of Dennis H. Peterson who may not be considered to be independent as a result of formerly acting as external Canadian legal counsel to the Company and receiving greater than $75,000 in compensation for such services during the last 12 months.

The Audit Committee oversees the accounting and financial reporting practices and procedures of the Company, and the audits of the Company's financial statements. The principal responsibilities of the Audit Committee include: (i) overseeing the quality and integrity of the internal controls and accounting procedures of the Company, including reviewing the Company's procedures for internal control with the Company's auditor and Chief Financial Officer; (ii) reviewing and assessing the quality and integrity of the Company's annual and quarterly financial statements and related management discussion and analysis, as well as all other material continuous disclosure documents, such as the Company's annual information form; (iii) monitoring compliance with legal and regulatory requirements related to financial reporting; (iv) reviewing and approving the engagement of the auditor of the Company and independent audit fees; (v) reviewing the qualifications, performance and independence of the auditor of the Company, considering the auditor's recommendations and managing the relationship with the auditor, including meeting with the auditor as required in connection with the audit services provided by the Company; (vi) reviewing the Company's risk management procedures; (vii) reviewing any significant transactions outside the Company's ordinary course of business and any pending litigation involving the Company; and (viii) examining improprieties or suspected improprieties with respect to accounting and other matters that affect financial reporting.

Compensation and Nomination Committee

The Compensation and Nomination Committee is comprised of Paul F. Saxton (Chair), Bryan Morris and Dennis H. Peterson. Mr. Saxton and Mr. Morris are independent within the meaning of MI 52-110.

The Compensation and Nomination Committee oversees the remuneration, nomination and appointment policies and practices of the Company. The principal responsibilities of the Compensation and Nomination Committee include: (i) considering the Company's overall remuneration strategy and, where information is available, verifying the appropriateness of existing remuneration levels using external sources for comparison; (ii) comparing the nature and amount of the Company's directors' and executive officers' compensation to performance against goals set for the year while considering relevant comparative information, independent expert advice and the financial position of the Company, (iii) making recommendations to the board of directors in respect of director and executive officer remuneration matters, with the overall objective of ensuring maximum shareholder benefit from the retention of high quality board and executive team members; (iv) considering nominees for independent directors of the Company; and (v) planning for the succession of directors and executive officers of the Company, including appointing, training and monitoring senior management to ensure that the board of directors and management have appropriate skill and experience.

Corporate Governance Committee

The Corporate Governance Committee is comprised of Dennis H. Peterson (Chair), Bryan Morris and Paul F. Saxton. Mr Morris and Mr. Saxton are independent within the meaning of MI 52-110.

The Corporate Committee oversees the Company's approach to corporate governance matters. The principal responsibilities of the Corporate Governance Committee include: (i) monitoring and overseeing the quality and effectiveness of the corporate governance practices and policies of the Company; (ii) adopting and implementing corporate communications policies and ensuring the effectiveness and integrity of communication and reporting to the Company's shareholders and the public generally; and (iii) administering the board of directors' relationship with the management of the Company.

EXECUTIVE COMPENSATION

The total direct compensation for the Company's executive officers comprises both a fixed component and an at-risk component. The at-risk component is composed of certain incentives. The compensation program aims to ensure total remuneration is competitive by market standards and links rewards with the short-term and long-term strategic goals and performance of the Company. On a going forward basis, the board of directors will establish the remuneration of the Chief Executive Officer (the "CEO") on the basis of a recommendation from the Compensation and Nomination Committee. The Compensation and Nomination Committee, based on the recommendation of the CEO, will establish the remunerations of executives reporting to the CEO, including their participation in incentive plans offered by the Company.

Summary Compensation Table

The table below sets forth all annual and long-term compensation for services rendered in all capacities to the Company for the fiscal period ended December 31, 2006 in respect of the CEO, the Chief Financial Officer (the "CFO") and each of the other three most highly compensated executive officers who were serving as executive officers at the end of the fiscal year ended December 31, 2006 and whose total salary and bonus exceeded Cdn.$150,000 (the "Named Executive Officers" or "NEOs").

NEO Name and Principal Position	Annual Compensation				Securities Under Option Granted	Restricted Shares or Restricted Share Units	All other compensation
	Year	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	(# shares)	(US$)	
Gil Atzmon	2006	100,000[1]	-	-	-	-	-
Michael A. Steeves	2006	50,000[2]	-	-	-	-	-
Mark L. Greenwald[3]	2006	-	-	-	-	-	-
Joe M. Britton	2006	10,000[4]	-	-			

Notes:

(1) For the period from incorporation to December 31, 2006. Mr. Atzmon's annual salary for 2007 is US$185,000. See "Employment and Consulting Agreements - Consulting Agreement with Gil Atzmon".

(2) For the period from incorporation to December 31, 2006. Mr. Steeve's annual salary for 2007 is US$160,000. See "Employment and Consulting Agreements - Employment Agreement with Michael A. Steeves".

(3) For the period from incorporation to December 31, 2006. Mr. Greenwald's annual salary for 2007 is US$160,000. See "Employment and Consulting Agreements - Consulting Agreement with Mark L. Greenwald".

(4) For the period from incorporation to December 31, 2006. Mr. Britton receives a consulting fee in the amount of US$60/hour. See "Employment and Consulting Agreements - Consulting Agreement with Joe M. Britton".

Employment and Consulting Agreements

Each of the current Named Executive Officers has a formal consulting or employment agreement with the Company, the material terms of which are set forth below.

Consulting Agreement with Gil Atzmon

On August 1, 2007, the Company entered into a five-year consulting agreement with Gil Atzmon pursuant to which Mr. Atzmon agreed to act as Chairman and Chief Executive Officer of the Company. In consideration for his services, Mr. Atzmon will receive an annual consulting fee of US$185,000, in addition to bonuses granted in accordance with his achievement of the performance objectives set initially by the board of directors (and by the Compensation and Nomination Committee going forward), as well as management incentives and stock options. Mr. Atzmon is also entitled to be reimbursed all reasonable out-of-pocket expenses (including but not limited to travel, office expenses, and insurance).

The Company may terminate the consulting agreement at any time, subject to the payment of a fee amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount. In the event of a termination for cause, however, Mr. Atzmon shall be paid a lump sum equal to one month of his yearly consulting fees.

Employment Agreement with Michael A. Steeves

On August 1, 2007, the Company entered into a five-year employment agreement with Michael A. Steeves pursuant to which Mr. Steeves agreed to act as President and Chief Operating Officer of the Company. In consideration for his services, Mr. Steeves will receive an annual salary of US$160,000 and is eligible to receive a bonus in accordance with his achievement of the performance objectives set initially by the board of directors (and by the Compensation and Nomination Committee going forward), as well as management incentives and stock options. Mr. Steeves is also entitled to the reimbursement of all reasonable out-of-pocket expenses and employment benefits.

The Company may terminate the employment agreement at any time, subject to the payment of a fee amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount. In the event of a termination for cause, however, Mr. Steeves would be entitled to a lump sum equal to one month of his yearly salary.

Consulting Agreement with Mark L. Greenwald

On August 1, 2007, the Company entered into a five-year consulting agreement with Mark L. Greenwald pursuant to which Mr. Greenwald agreed to act as Vice President and General Legal Counsel of the Company. In consideration for his services, Mr. Greenwald will receive an annual consulting fee of US$160,000.

With the exception of the job description and the amount of the annual consulting fee, the terms of the consulting agreement between the Company and Mr. Greenwald mirror those of the consulting agreement between the Company and Gil Atzmon, in terms of the bonus, the incentive stock option plans, and the termination of the agreement.

Consulting Agreement with Joe M. Britton

On August 1, 2007, the Company entered into a three-year consulting agreement with Joe M. Britton pursuant to which Mr. Britton agreed to act as Vice President of Exploration. In consideration for his services, Mr. Britton will receive a consulting fee in the amount of US$60/hour for consulting work done on behalf of the Company. In addition, management incentives, stock options and/or cash bonuses will be granted in accordance with his achievement of certain performance objectives set by the board of directors. Mr. Britton is also entitled to the reimbursement of all reasonable out-of-pocket expenses.

The Company may terminate the consulting agreement at any time, for cause or without cause, subject to a lump sum payment of a fee amounting to three months of the contract fee from the date of termination.

Stock Option Plan

The Company has established a stock option plan in order to provide incentive compensation to directors, officers, employees and consultants of the Company and its subsidiaries as well as to assist the Company and its subsidiaries in attracting, motivating and retaining qualified directors, management personnel and consultants. The purpose of the stock option plan is to provide additional incentive for participants' efforts to promote the growth and success of the business of the Company.

The stock option plan is administered by the Company's Compensation and Nomination Committee, which will designate, from time to time, the recipients of grants and the terms and conditions of each grant, in each case in accordance with applicable securities laws and stock exchange requirements. Stock options granted under the plan are non-transferable other than in accordance with the plan, must be exercised no later than 10 years after the date of the grant or such shorter period as determined by the Compensation and Nomination Committee, and are subject to the approval of any applicable regulatory authority. All options will terminate on the earlier of the expiry of their term and the date of termination of an optionee's employment, engagement or position, if terminated for cause; otherwise, they will terminate 90 days following termination.

Unless the Compensation and Nomination Committee determines otherwise, stock options issued by the Company are subject to a vesting schedule as follows: 1/3 after 90 days; 1/3 upon the first anniversary of grant; and 1/3 upon the 18th month anniversary of grant. The maximum number of Common Shares to be reserved for issuance to insiders of the Company upon the exercise of stock options granted under the plan may not exceed 10% of the number of outstanding Common Shares at any given time. The maximum number of Common Shares that may be granted to any individual within a twelve month period cannot exceed

5% of the number of outstanding Common Shares. The number of Common Shares available for issuance upon the exercise of stock options granted under the plan will be equal to 10% of the number of issued and outstanding Common Shares at a given time.

Remuneration of Directors

The Company remunerates its directors, on an annual basis, as follows: (i) the Chairman of the board of directors who is not an executive officer receives a base fee of Cdn.$15,000; and (ii) each other director receives a base fee of Cdn.$12,000 per year. In addition, all directors are entitled to be reimbursed for reasonable expenses (including travel) incurred in connection with the attendance of committee or directors' meetings.

Directors (other than the Chairman) who chair a committee are entitled to additional compensation as follows: (i) Cdn.$10,000 to chair the Audit Committee; (ii) Cdn.$5,000 to chair the Corporate Governance Committee; and (iii) Cdn.$5,000 to chair the Compensation and Nomination Committee.

The directors who are also employees of the Company (or any of its subsidiaries) do not receive any compensation for serving as directors.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Company's directors, executive officers or senior officers, nor any associate of such director, executive officer or senior officer is indebted to the Company or has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any of its subsidiaries.

PLAN OF DISTRIBUTION

Pursuant to the Agency Agreement, the Company has appointed the Agents, as agents, to offer the Common Shares for sale, on a best efforts basis, if, as and when issued by the Company and delivered by the Company to and accepted by the Agents, subject to the terms and conditions contained in the Agency Agreement. The Offering Price was determined based on negotiations with the Agents. The Agents will receive a fee of 7% of the aggregate gross cash proceeds received from the sale of the Common Shares. The Agents may form a sub-agency group including other qualified investment dealers and determine the fee payable to the members of such group, which fee will be paid by the Agents and not the Company.

The obligations of the Agents under the Agency Agreement are conditional and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

The Company has granted to the Agents the Over-Allotment Option, exercisable in whole or in part for a period of 30 days following the closing of the Offering, to offer for sale an additional number of Common Shares equal to up to 15% of the aggregate number of Common Shares sold under this Offering, on the same terms and for the same Offering Price set forth above, in order to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total "Price to the Public", "Agents' Fee" and "Net Proceeds to the Company" will be Cdn.$●, Cdn.$● and Cdn.$●, respectively. This prospectus qualifies the grant of the Over-Allotment Option and the distribution of any Common Shares issued and sold upon the exercise of the Over-Allotment Option.

The Common Shares are being offered to the public under this prospectus in all of the provinces and territories of Canada, except Québec. There is currently no market through which the Common Shares may be sold and purchasers may not be able to resell Common Shares purchased under this prospectus.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Subscription funds will be returned to subscribers without interest or deduction should the Offering not close. All funds received from the sale of the Common Shares will be deposited and held in trust by the Agents pursuant to the terms of the Agency Agreement.

Pursuant to the Agency Agreement, the Company will agree to indemnify the Agents, their affiliates, directors, officers, employees and agents against certain liabilities.

The Common Shares will not be registered under the U.S. Securities Act or any applicable state securities laws, and may not be offered or sold within the United States except in transactions exempt from the registration requirements of the U.S. Securities Act. The Agency Agreement, however, permits the Agents to offer and sell Common Shares to certain institutional purchasers in the United States in certain transactions that are exempt from registration under the U.S. Securities Act. In addition, until 40 days after the commencement of the Offering, an offer or sale of Common Shares within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if that offer or sale is made otherwise than in accordance with an applicable exemption from registration under the U.S. Securities Act. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the Common Shares in the United States.

Pursuant to policy statements of certain Canadian provincial securities commissions and the Universal Market Integrity Rules, the Agents may not, throughout the period of distribution, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or direction. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include bids or purchases permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by Market Regulation Services Inc. relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, the Agents may over-allot or effect transactions in Canada that stabilize or maintain the market price of the Common Shares at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Except as disclosed in this prospectus, the Company has not made nor will it make any payments in cash, securities, or other consideration to a promoter, finder or any other person or company in connection with this Offering. The directors, officers and other insiders of the Company may participate in this Offering.

RISK FACTORS

An investment in the Common Shares is speculative and subject to risks and uncertainties. The occurrence of any one or more of these risks or uncertainties could have a material adverse effect on the value of any investment in the Company and the business, prospects, financial position, financial condition or operating results of the Company. The risks noted below do not necessarily comprise all those faced by the Company. A prospective investor should carefully consider these risk factors, together with all of the other information included in this prospectus, including, without limitation, the historical financial statements and accompanying notes included in this prospectus and the information contained in the section entitled "Cautionary Statements Regarding Forward-Looking Information", before a decision to purchase Common Shares is made.

Exploration Stage Operations

Operations at the Company's LIK property are subject to all of the risks normally incidental to the exploration for and the development of mineral properties. Mineral exploration and exploitation involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to avoid. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Company has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that commercial quantities of ore will be discovered. There is also no assurance that even if commercial quantities of ore are discovered, that a property will be brought into commercial production or that the funds required to exploit mineral reserves and resources discovered by the Company will be obtained on a timely basis or at all. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. The above factors are beyond the control of the Company. There can be no assurance that the Company's mineral exploration activities will be successful. In the event that such commercial viability is never attained, the Company may seek to transfer its property interests or otherwise realize value or may even be required to abandon its business and fail as a "going concern".

Exploration and Operation Risks

In common with other enterprises undertaking business in the mining sector, the Company's mineral exploration and project development activities are subject to conditions beyond the Company's control. The success of the Company will be dependent on many factors including: the discovery and/or acquisition of mineral reserves and mineral resources; the favourable conclusions to feasibility and other mining studies; access to adequate capital for project development and sustaining capital; design and construction of efficient mining and processing facilities within capital expenditure budgets; the securing and maintaining of title to tenements; obtaining permits, consents and approvals necessary for the conduct of exploration and potential mining operations; complying with the terms and conditions of all permits, consents and approvals during the course of exploration and mining activities; access to competent operational management and prudent financial administration, including the availability and reliability of appropriately qualified employees, contractors and consultants; the ability to procure major equipment items and key consumables in a timely and cost-effective manner; the ability to access full power supply; and the ability to access road and port networks for shipment of lead concentrate.

There can be no assurance that the Company will be able to complete development of its mineral project at all or on time or on budget due to, among other things, and in addition to those factors described above, changes in the economics of the mineral projects, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support the Company's operations. Should any of these events occur, it would have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Mineral Resources are Imprecise Estimates

The mineral resources figures presented herein are historical and were made by previous permit holders' personnel and independent geologists. These estimates date back to 1985, are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the author of the Technical Report was not able to verify the accuracy of the sampling method or the security of the samples on the basis of which the historical resources estimates are based. There can be no assurance that these estimates are accurate, or that this mineralization could be mined or processed profitably. If the Company encounters mineralization or formations different from those predicted by past drilling, sampling and similar examinations, mineral resource estimates may have to be adjusted in a way that might adversely affect the Company's operations. The inclusion of mineral resource estimates should not be regarded as a representation that these amounts can be economically exploited and no assurances can be given that such resource estimates will be converted into reserves.

Significant drilling work will have to be conducted in order to convert the historical resource estimates set out herein into NI 43-101 mineral resources estimates. Any zinc, lead and silver exploration program entails risks relating to the location of ore bodies that are economically viable to mine, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, licenses and consents and the construction of mining and processing facilities at any site chosen for mining. No assurance can be given that any exploration program will result in the discovery of new reserves or resources or that the expansion of existing resources will be successful.

Additional Funding and Dilution

If the Company's exploration programs are successful, additional funds will be required in order to complete the development of its properties. The only sources of future funds presently available to the Company are the sale of additional equity capital or the entering into of joint venture arrangements or other strategic alliances in which the funding sources could become entitled to an interest in the properties or the projects. The Company's capital resources are largely determined by the strength of the junior resource market and by the status of the Company's projects in relation to these markets, and its ability to compete for investor support of its projects.

Issuances of additional securities, including pursuant to the exercise of the Broker Warrants, will result in a dilution of the equity interests of any person who may become a holder of Common Shares as a result of or subsequent to the Offering.

In order to exercise the option pursuant to the LIK Block Agreement, the Company must spend the Required Expenditure Amount prior to 2018. The Required Expenditure Amount is currently estimated to be approximately US$40,000,000. Accordingly, the exact amount the Company is required to spend is uncertain and the longer the duration of time over which such expenditures are made, the greater the potential variability in this spending obligation. See "Business of the Company - LIK Block Agreement with Teck American".

There is no assurance that the Company will be successful in raising sufficient funds to meet its obligations or to complete all of the currently proposed exploration programs. If the Company does not raise the necessary capital to meet its obligations under current contractual obligations, the Company may have to forfeit its interest in properties or prospects earned or assumed under such contracts. In addition, if the Company does not raise the funds to complete the currently proposed exploration programs, the viability of the Company could be jeopardized.

Permits and Government Regulation

Although the Company believes it has all of the necessary permits to carry out the proposed exploration programs, the operations of the Company may require licenses and permits from time to time from various governmental authorities to carry out exploration and development at its projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company or its joint venture partner will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company or its joint venture partner from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities. In addition, the requirements applicable to sustain existing permits and licenses may change or become more stringent over time and there is no assurance that the Company or its joint venture partner will have the resources or expertise to meet its obligations under such licenses and permits.

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment, historical and archaeological sites and endangered and protected species of plants and animals. Although the exploration activities of the Company are currently carried out in material compliance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration or development. New rules and regulations may be enacted or existing rules and regulations may be applied to the operations and activities of the Company and could have a substantial adverse impact on the Company.

In the United States, Congress has considered a number of proposed amendments to the *General Mining Law of 1872*. If adopted, such amendments could, among other things, substantially increase the cost of holding unpatented mining claims, impair the ability of companies to develop mineral resources on unpatented mining claims and impose royalties on production from unpatented mining claims. The effects, if any, of any such amendments on the Company and its operations cannot be determined at this time.

Property Interests

The ability of the Company to carry out successful mineral exploration and development activities and mining operations will depend on a number of factors. The Company has to fulfil certain obligations with respect to maintaining title to its LIK property. No guarantee can be given that the Company will be in a position to comply with all such conditions and obligations. Furthermore, while it is common practice that permits and licenses may be renewed or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal or a transfer will be granted to the Company or, if they are granted, that the Company will be in a position to comply with all conditions that are imposed.

There can be no assurance that the Company's rights to the LIK property are valid and exist as set out in this prospectus and will not be challenged by third parties claiming an interest in the property. The LIK property may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects or governmental actions.

The Company's property interest is also subject to the LIK Block Agreement. To maintain its rights under such agreement, the Company is required to expend certain amounts of funds on the property and to maintain the property by paying government claim and other fees. If the Company fails to make these payments or fails to maintain the property in good standing, the Company may lose its right to such property and forfeit any funds expended to such time.

Acquisition of Additional Mineral Properties

There is no assurance that the Company will be able to acquire, or acquire interests in, other mineral properties of merit, whether by way of option or otherwise.

Limited Operating History

The Company was recently incorporated and therefore does not have a track record or operating history upon which investors may rely. The historical financial statements of the Company included in this prospectus are based upon the historical results and are not necessarily indicative of what the consolidated financial position, operating results and cash flows would have been had the Company been a separate, publicly-traded company during those periods with NI 43-101 compliant mineral resources.

Environmental Regulation

The Company's activities are subject to environmental laws and regulations which may materially adversely affect its future operations. These laws and regulations control the exploration and development of the LIK property and their effects on the environment, including air and water quality, mine reclamation, waste handling and disposal, the protection of different species of plant and animal life, and the preservation of lands. These laws and regulations will require the Company to acquire permits and other authorizations for certain activities. There can be no assurance that the Company will be able to acquire such necessary permits or authorizations on a timely basis, if at all.

Further, environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

The Company is not currently insured against most environmental risks. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy.

Key Management

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company's success. The Company has not purchased any "key-man" insurance with respect to any of its directors, officers or key employees and has no current plans to do so.

Conflicts of Interest

Certain directors and officers of the Company are or may become associated with other natural resource companies that may give rise to conflicts of interest. The directors and most of the officers of the Company have either other full-time employment or other business or time restrictions placed on them and accordingly, the Company will not be the only business enterprise of these directors and officers.

Title to Properties

Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Company has investigated the title to the LIK property for which it holds concessions or other mineral leases or licenses or in respect of which it has a right to increase its interest, the Company cannot give an assurance that title to such properties will not be challenged or impugned. The Company can never be certain that it or the parties with which it has concluded option agreements will have valid title to relevant mineral properties. Mineral properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers under foreign law are often complex. The

Company does not carry title insurance on its properties. A successful claim that the Company or one of the parties with which it has concluded an option agreement does not have title to a property could cause the Company to lose its rights to that property, perhaps without compensation for its prior expenditures relating to the property.

Infrastructure

Development and exploration activities depend on adequate infrastructure, including reliable roads, power sources, water supply and port (including storage) facilities. The Company's inability to secure adequate water, power resources or appropriate port (including storage) facilities, as well as other events outside of its control, such as unusual weather, sabotage, government or other interference in the maintenance or provision of such infrastructure, could adversely affect the Company's operations and financial condition.

There is no assurance that the State of Alaska will permit the Company to construct a 13 mile road from the Red Dog road to the LIK property or that port (including storage) facilities will be obtained. Although the Company believes all necessary permits can be obtained under applicable laws, should the Company be prevented from constructing the 13 mile road then the ability to ship ore from the LIK property on an economic basis will not be possible.

Foreign Political Risk

The LIK property is located in the United States and, as such, a substantial portion of the Company's business is exposed to various degrees of political, economic and other risks and uncertainties. The Company's operations and investments may be affected by local political and economic developments, including expropriation, nationalization, invalidation of governmental orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions, including rock bursts, cave-ins, fires, flooding, earthquakes and other environmental occurrences may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

The Company has implemented comprehensive safety and environmental measures designed to comply with or exceed government regulations and ensure safe, reliable and efficient operations in all phases of its operations. The Company maintains liability and property insurance, where reasonably available, in such amounts it considers prudent. The Company may become subject to liability for hazards against which it cannot insure or which it may elect not to insure against because of high premium costs or other reasons.

Commodity Prices

The profitability of the Company's operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, rate of inflation, world supply of mineral commodities, consumption patterns, sales of zinc, lead and silver, forward sales by producers, production, industrial and consumer demand, speculative activities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The prices of commodities are affected by numerous factors beyond the Company's control.

Competition

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. Competition in the mining industry could adversely affect the Company's prospects for mineral exploration in the future.

Recent increases in commodity prices have encouraged increases in exploration, development and construction activities, which have resulted in increased demand for, and cost of, exploration, development and construction services and equipment (including mining fleet equipment). Increased demand for services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and could increase potential scheduling difficulties and costs due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs or result in project delays or both. Any such material increase in costs would adversely affect the Company's results of operations and financial condition.

Discretion in the Use of Net Proceeds

The Company intends to use the net proceeds from this Offering as set forth under the heading "Use of Proceeds". The Company maintains broad discretion to spend the proceeds in ways that it deems most efficient. The application of the proceeds to various items may not necessarily enhance the value of the Common Shares. The failure to apply the net proceeds as set forth in this prospectus and other financings could adversely affect the Company's business and consequently, could adversely affect the price of the Common Shares on the open market.

Expected Continued Operating Losses

The Company has no operating history and there can be no assurance that the Company will ever be profitable. The Company has experienced losses from operations for each of the year ended December 31, 2006 and the six months ended June 30, 2007. The Company expects to incur losses, and possibly incur increased losses, in the foreseeable future. There is no guarantee that the Company will be able to reverse the operating losses or that the Company will ever be consistently profitable.

No History of Dividends

The Company has never paid a dividend on its Common Shares and does not expect to do so in the foreseeable future. Any future determination to pay dividends will be at the discretion of the board of directors and will depend upon the capital requirements of the Company, results of operations and such other factors as the board of directors considers relevant. Accordingly, it is likely that investors will not receive any return on their investment in the Common Shares other than possible capital gains.

Litigation Risk

All industries, including the mining industry, are subject to legal claims, with and without merit. Defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which the Company may become subject could have a material effect on our financial position, results of operations or the Company's mining and project development operations.

Foreign Currency Risk

A substantial portion of the Company's expenses are now, and are expected to continue to be, incurred in United States dollars. The Company's business will be subject to risks typical of an international business including, but not limited to, differing tax structures, regulations and restrictions and general foreign exchange rate volatility. The Company's financial results are reported in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may have a material adverse effect on the Company's business, financial condition and results of operations and could result in losses from currency exchange rate fluctuations. The Company does not actively hedge against foreign currency fluctuations.

Lack of Trading History of the Common Shares

The Common Shares have no history of trading. There can be no assurance that an active and liquid trading market will develop for the Common Shares on any securities exchange upon which the Common Shares may be listed, the failure of which may have a material and adverse impact on the value of the Common Shares, and on the ability of a purchaser to dispose of the Common Shares in a timely manner, or at all.

In addition, securities markets have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the Company's securities after the Offering, and the market price of the Common Shares may decline below the Offering Price. As a result of this volatility, investors may not be able to sell their Common Shares at or above the Offering Price. In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm our profitability and reputation.

PROMOTER

Gil Atzmon, the Chairman and Chief Executive Officer of the Company, took the initiative in founding and organizing the Company's business and affairs and accordingly may be considered to be a promoter of the Company within the meaning of applicable securities regulation. Information concerning Mr. Atzmon's ownership of Common Shares is set out under "Principal Shareholders". Mr. Atzmon is not selling any Common Shares pursuant to the Offering. Immediately following the completion of the Offering (assuming the maximum Offering, and after giving effect to the issuance of the aggregate of 22,775,900 Common Shares underlying the Special Warrants outstanding as at the date hereof), Mr. Atzmon will hold ●% of the issued and outstanding Common Shares.

LEGAL PROCEEDINGS

The Company is not subject to any legal proceedings material to the Company to which the Company or any of its subsidiaries is a party or of which any of the Company's properties is the subject matter and no such proceedings are known to the Company to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than the interests of certain directors, officers and shareholders of the Company as described elsewhere in this prospectus, none of the directors or officers of the Company, nor any associate or affiliate thereof, has had a direct or indirect material interest in any transaction within the three years prior to the date hereof or proposed transaction which has materially affected or will materially affect the Company.

RELATED PARTY TRANSACTIONS

Other than as disclosed in this prospectus and the financial statements which form a part of this prospectus, the Company has not entered into any material transactions with any related party.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are PricewaterhouseCoopers LLP, located at 7th Floor, 250 Howe Street, Vancouver, British Columbia, V6C 3S7. The auditors are independent of the Company.

The Company will retain Olympia Transfer Services Inc., in Toronto, Ontario to act as registrar and transfer agent for the Common Shares. Common Shares will be issued in registered form.

MATERIAL CONTRACTS

The following are the material contracts of the Company, other than contracts entered into in the ordinary course of business that were entered into within the two years before the date of this prospectus or will be entered into at or prior to the closing of the Offering:

(a) LIK Block Agreement;

(b) GCO Assignment Agreement;

(c) the Agency Agreement referred to under "Plan of Distribution"; and

(d) the Escrow Agreement referred to under "Escrowed Securities".

The material contracts described above and once entered into, together with the Technical Report and any other documents regarding the Company referred to in this prospectus, may be inspected at the offices of the Company's Canadian counsel, Fasken Martineau DuMoulin LLP, Suite 4200, 66 Wellington Street West, Toronto, Ontario, M5K 1N6 during normal business hours during the period of the distribution of the securities hereunder, or they may be viewed on the Internet at www.sedar.com.

EXPERTS

Certain information in this prospectus of an economic, scientific or technical nature in respect of the Company's mining project are based upon the Technical Report. The author of the Technical Report is a "qualified person" for purposes of NI 43-101. Scott Wilson RPA is independent of the Company, as is the author of the Technical Report within the meaning of NI 43-101.

The author of the Technical Report has reviewed the information in this prospectus which relates to information contained in the Technical Report and has confirmed to the Company that the information presented is an accurate, balanced and complete extract of information covered in the Technical Report.

LEGAL MATTERS

In connection with this Offering, certain legal matters relating to the issue and sale of the Common Shares will be passed upon by Fasken Martineau DuMoulin LLP on behalf of the Company and by McCarthy Tétrault LLP on behalf of the Agents. The partners and associates of each firm are expected to own less than one percent of the Common Shares upon the closing of the Offering.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt, or deemed receipt, of a prospectus and any amendment thereto. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some provinces and territories, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

ZAZU METALS CORPORATION

Interim Consolidated Financial Statements
June 30, 2007
(in US Dollars)
(unaudited)

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Consolidated Balance Sheet
In U.S. dollars
(unaudited)

	June 30, 2007	December 31, 2006
ASSETS		
Current assets		
Cash and cash equivalents (Note 8)	$ 7,244,520	$ 10,511,517
Advances and prepaids	173,391	-
Receivables	2,091	62
	7,420,002	10,511,579
Deferred costs (Note 4)	-	60,000
Mineral properties (Note 9)	20,334,911	-
	$ 27,754,913	$ 10,571,579
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 191,121	$ 295,567
Due to related party (Note 5)	68,659	60,000
	259,780	355,567
SHAREHOLDERS' EQUITY		
Capital stock (Note 3)	205,000	5,000
Special Warrants (Note 3)	26,816,479	10,048,475
Contributed Surplus (Note 3)	649,095	319,983
Deficit	(175,441)	(157,446)
	27,495,133	10,216,012
	$ 27,754,913	$ 10,571,579

Subsequent events – Note 11

Approved by the Board of Directors

Sgd. "Gil Atzmon"

Gil Atzmon
Director

Sgd. "Michael A. Steeves"

Michael A. Steeves
Director

The accompanying notes are an integral part of these financial statements.

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Consolidated Statements of Loss, Comprehensive Loss and Deficit
For the Three and Six Months Ended June 30, 2007
In U.S. dollars
(unaudited)

		Three months Ended June 30, 2007		Six months Ended June 30, 2007
Expenses				
Salaries	$	34,869	$	67,073
Consulting		30,000		60,000
Professional fees		49,876		63,886
Travel		8,310		21,979
Investor and shareholder relations		17,497		28,321
Regulatory fees		2,368		3,662
Incorporation costs		-		5,367
Insurance		5,875		5,875
Office administration		5,969		10,644
Rent		1,898		3,103
Foreign exchange loss		(7,192)		(7,229)
Bank charges		233		426
Loss before other item		149,703		263,107
Other Items				
Interest income		(125,428)		(245,112)
Net loss and comprehensive loss for the period		(24,275)		(17,995)
Deficit, Beginning of the Period		(151,166)		(157,446)
Deficit, End of the Period	$	(175,441)	$	(175,441)
Basic and Diluted Loss per share (Note 2d)	$	-	$	-
Weighted average number shares outstanding		16,736,764		16,588,938

ZAZU METALS CORPORATION
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
For the Three and Six months Ended June 30, 2007
In U.S. dollars
(unaudited)

	Three months Ended June 30, 2007	Six months Ended June 30, 2007
Cash was provided by (used in):		
Operating activities		
Income (loss)for the period	$ (24,275)	$ (17,995)
Writeoff of incorporation costs	-	5,367
	(24,275)	(12,628)
Receivables	8,860	(2,029)
Prepaids & advances	(144,891)	(173,391)
Accounts payables	(38,848)	(104,446)
Deferred costs	-	54,635
Net cash used in operating activities	(199,154)	(237,859)
Financing activities		
Advance from related party	10,300	8,658
Shares issued for cash	100,000	100,000
Special warrants issued for cash	18,545,200	18,645,200
Special warrants issuance costs	(1,405,927)	(1,448,084)
Net cash used in financing activities	17,249,573	17,305,774
Investing Activities		
Deferred exploration costs incurred	(56,903)	(86,393)
Property acquisition	(20,097,314)	(20,248,519)
Net cash provided by investing activities	(20,154,217)	(20,334,912)
(Decrease) increase in cash	(3,103,798)	(3,266,997)
Cash, Beginning of the Period	10,348,318	10,511,517
Cash, End of the Period	$ 7,244,520	$ 7,244,520
Cash position consists of:		
Bank	$ 6,744,520	$ 6,744,520
Term deposits	500,000	500,000
Peterson Law Trust Account	-	
Cash, end of the Period	$ 7,244,520	$ 7,244,520

Supplementary Cash Flow Information – Note 6

1. Nature of Operations

Zazu Metals Corporation (the "Company") is a Canadian company which is engaged in the acquisition and exploration of mineral properties. The Company was incorporated by a Certificate of Incorporation issued pursuant to the provisions of the Canada Business Corporations Act on November 29, 2006.

The Company incorporated Zazu Metals (Alaska) Corporation ("Zazu Alaska"), a subsidiary of the Company, in the State of Alaska, United States on January 18, 2007.

The Company is currently exploring a mineral exploration property located in the State of Alaska, United States (see note 9).

2. Significant Accounting Policies

a) Basis of Presentation

These financial statements are presented in accordance with generally accepted accounting principles ("GAAP") applicable in Canada.

b) Fiscal Period

The Company's fiscal year-end is December 31.

c) Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from these estimates.

d) Loss per share

Basic earnings (loss) per share is computed by dividing income (or loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents are reflected in diluted earnings per share by application of the treasury stock method.

e) Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

f) Foreign currency translation

The Company's functional and reporting currency is the US dollar. The Company is based in Canada and its Canadian dollar accounts are re-measured into US dollars using the temporal method as follows:

i) Monetary items at the rate prevailing at the balance sheet date;
ii) Non-monetary items at the historical exchange rate;
iii) Revenue and expense are translated at the average exchange rates in effect during applicable accounting periods except depreciation and amortization which are translated at historical rates;
iv) Exchange gains and losses on foreign currency translation are included in operations for the period.

g) Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

h) Financial instruments

Financial assets, except those classified as held to maturity, and derivative financial instruments are measured at fair value. All financial liabilities are measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. All investments are to be designated as available for sale. As at the period end the financial liabilities are measured at cost and the Company held no investments.

i) Comprehensive income/loss

Comprehensive income/loss is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders. Other comprehensive income includes the holding gains and losses from available for sale securities which are not included in net earnings (loss) until realized. As at the period end no amounts were recorded in the comprehensive income/loss.

j) Fair value of financial instruments

Financial instruments include cash and cash equivalents, marketable securities and accounts payable and accrued liabilities. The fair value of arms-length financial instruments approximates their carrying value due to their short-term maturity.

k) Risk management

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly. The Company is at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations.

The Company is not exposed to significant credit concentration risk. The Company is not exposed to significant interest rate risk.

The Company operates in foreign jurisdictions, giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk

l) Asset Retirement Obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at the period end, the Company had no asset retirement obligation.

m) Deferred Costs

Cost related to locating and evaluating property acquisitions are deferred until an agreement has been entered into by the Company. The deferred costs are then reallocated to mineral properties. If no agreement is entered into, the deferred costs are expensed as property investigation costs.

n) Variable Interest Entities

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 "Consolidation of Variable Interest Entities", to harmonize the Guideline with the equivalent Financial Accounting Standards Board (FASB) Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("VIE"). The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them.

The Company does not currently have any VIE's for the period ending June 30, 2007.

In US Dollars

o) Share Capital

i. The proceeds from the exercise of stock options or warrants are recorded as share capital.
ii. Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.
iii. The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rata basis on relative fair values as follows: the fair value of the common shares is based on the market close on the date the units are issued and the fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

p) Asset impairment

The Company performs impairment tests on its property, plant and equipment when events or changes in circumstance indicate that the carrying value of an asset may not be recoverable. These tests compare expected undiscounted future cash flows from these assets to their carrying values. If shortfalls exist, assets are written down to the discounted value of the future cash flows based on the Company's average cost of borrowing.

3. Capital Stock

Details are as follows:

a) Common shares

Authorized:

Unlimited Common shares ("Common Shares")
Unlimited Special Voting Shares ("Special Voting Shares")

Common shares issued and outstanding	Number	Amount
Common shares issued for cash pursuant to private placement	5,000,000	5,000
Balance, December 31, 2006	5,000,000	5,000
Shares issued for cash	100,000	100,000
Shares issued upon exercise of 2006 special warrants	100,000	100,000
Balance, June 30, 2007	5,200,000	205,000

The Company completed a founder's private placement on December 18, 2006. The Company issued 5,000,000 Common Shares at $0.001 per share for total proceeds of $5,000.

The Company issued 100,000 common shares to a holder of 100,000 2006 Special Warrants (defined in paragraph 3(b) below) upon exercise in accordance with the terms thereof on January 21, 2007.

In US Dollars

During the period ended June 30, 2007, the Company issued 100,000 common shares at $1.00 per share.

b) Special warrants:

Issued:	Special Warrants Outstanding	Amount
Special warrants issued for cash pursuant to private placement	11,400,000	11,400,000
Fair value of broker warrants	-	(319,983)
Special warrant issuance costs	-	(1,031,542)
Balance, December 31, 2006	11,400,000	10,048,475
Special warrants issued for cash pursuant to private placement	10,654,400	18,645,200
Exercise of 2006 Special Warrants	(100,000)	(100,000)
Fair value of broker warrants	-	(329,112)
Special warrant issuance costs	-	(1,448,084)
Balance, June 30, 2007	21,954,400	26,816,479

The Company completed the first tranche of a private placement on June 28, 2007, issuing 10,654,400 special warrants (the "2007 Special Warrants") at a price of $1.75 per special warrant for gross proceeds of $18,645,200. The Company also issued 532,720 broker special warrants with a fair value of $329,112 (Note 3c) (the "2007 Broker Special Warrants") and paid a 7% commission in the amount of $1,305,164 and $142,920 in legal fees and other costs for total cash offering costs of $1,448,084 and net proceeds of $17,197,116.

The proceeds of such private placement were held in escrow and released concurrently with the completion (and in order to allow the completion) of the Company's acquisition of the entire 50% interest of GCO Minerals Company ("GCO") in the LIK property and the LIK Block Agreement.

The Company completed a private placement on December 20, 2006, issuing 11,400,000 special warrants (the "2006 Special Warrants") at a price of $1.00 per special warrant for gross proceeds of $11,400,000. The Company also issued 906,400 broker special warrants (Note 3c) (the "2006 Broker Special Warrants") and paid an 8% commission to the agent in the amount of $906,400 and $125,142 in legal fees for total offering costs of $1,031,542 and net proceeds of $10,368,458.

The proceeds of such private placement were held in escrow subject to conditions which included, among other things, that the Company be in a position to enter into an exploration and option agreement with GCO (the "GCO Exploration and Option Agreement"). Such escrow conditions were satisfied, and the proceeds of the private placement were released, on February 26, 2007.

Each 2007 Special Warrant is exercisable, for no additional consideration, for one Common Share (subject to adjustment as described below) at any time until an automatic exercise date of the earlier of (i) the date of completion by the Company of a Liquidity Event (as defined below) and (ii) June 28, 2012 (being the fifth anniversary of the initial issue of the 2007 Special Warrants). Any 2007 Special Warrants not exercised by such date will be automatically exercised on such date.

In US Dollars

Each 2006 Special Warrant is exercisable, for no additional consideration, for one Common Share (subject to adjustment as described below) at any time until an automatic exercise date of the earlier of (i) the date of completion by the Company of a Liquidity Event (as defined below) and (ii) December 20, 2011 (being the fifth anniversary of the issue of the 2006 Special Warrants). Any 2006 Special Warrants not exercised by such date will be automatically exercised on such date.

For purposes of both the 2006 Special Warrants and the 2007 Special Warrants, a "Liquidity Event" means the completion by the Company of either (i) a distribution to the public of Common Shares pursuant to a prospectus and the concurrent listing of the Common Shares on a recognized Canadian exchange or (ii) another transaction as a result of which all outstanding Common Shares, or securities of another issuer issued in exchange for all outstanding Common Shares, are traded on a recognized exchange and are freely tradable (subject to any applicable control block restrictions).

In addition to customary adjustments for subdivisions, consolidations or other such changes in the Common Shares, the Special Warrants provide for the following adjustments to the exchange ratio (currently one Common Share per Special Warrant) for the Special Warrants:

(a) In the event that the Company does not complete a Liquidity Event by the applicable deadline, the Special Warrants of the subject class will become subject to a conversion rate increase of a further 0.1 Common Shares effective as of the deadline date and thereafter a further 0.1 Common Shares for each month prior to completion of a Liquidity Event. The deadline for each class of Special Warrants is the first anniversary of its initial issue date (being December 20, 2007 in respect of the 2006 Special Warrants, and being June 28, 2008 in respect of the 2007 Special Warrants).

(b) The Special Warrants entitle the holders to be issued additional Common Shares upon exercise of the Special Warrants if the Company issues Common Shares, or securities convertible (or exchangeable or exercisable) for Common Shares at an issue price (or having a conversion or exercise price) which reflects an effective acquisition price per Common Share which is less than the price paid under the subject Special Warrant offering (being $1.00 per Special Warrant in respect of the 2006 Special Warrants, and being $1.75 per Special Warrant in respect of the 2007 Special Warrants) (as applicable, the "Dilutive Offering Price"), with the number of additional Common Shares to be such that, after giving effect to the issue of such additional shares, the effective acquisition cost per Common Share underlying the subject Special Warrants will be equal to the Dilutive Offering Price.

In US Dollars

c) Special Voting Shares:

Issued:	Shares Outstanding		Amount
Special Voting Shares issued pursuant to private placement	11,400,000	$	Nil
Balance, December 31, 2006	11,400,000	$	Nil
Special voting shares issued pursuant to private placement	10,654,400	$	Nil
Special warrant exercise	(100,000)	$	Nil
Balance, June 30, 2007	21,954,400	$	Nil

As part of the offerings of the 2006 Special Warrants and the 2007 Special Warrants, the Company issued an aggregate of 22,875,900 Special Voting Shares to the purchasers of the Special Warrants, being one Special Voting Share per Special Warrant issued. Each Special Voting Share entitles the holder thereof to a number of votes at any meeting of holders of Common Shares equal to the number of Common Shares which may then be obtained upon the exchange of the Special Warrant to which the Special Voting Share relates. With respect to any written consent sought from the holders of Common Shares, each vote attached to the Special Voting Share will be exercisable on the same basis as set forth above. The purpose of the Special Voting Shares is solely to provide to the holders thereof the same voting rights they would have had if they directly acquired the Common Shares underlying the Special Warrants which they purchased (and, accordingly, the Special Voting Shares will be cancelled upon exchange of the related Special Warrants for Common Shares).

All rights of a holder of Special Warrants to exercise votes attached to Special Voting Shares will cease upon the exchange of all such holder's Special Warrants for Common Shares.

The Special Voting Shares do not entitle the holders to receive any distributions from the Company or any of the net assets of the Company in the event of a termination or winding-up of the Company. Any Special Voting Shares acquired by the Company will immediately cease to represent an entitlement to vote at meetings of shareholders. A Special Voting Share is not transferable separately from the Special Warrant to which it relates, and a Special Voting Share will automatically be transferred upon a permitted transfer of the related Special Warrant. Special Voting Shares are evidenced only by the certificates representing the associated Special Warrants and will be cancelled upon the exchange of the related Special Warrants for Common Shares.

Except for the right to be counted towards a quorum and to requisition, vote at, and receive materials for, meetings of the holders of Common Shares, the Special Voting Shares do not confer upon the holders thereof any other rights.

In US Dollars

d) 2007 & 2006 broker warrants and contributed surplus:

In connection with the offerings of the 2006 Special Warrants and the 2007 Special Warrants, the agent for such offerings was issued broker special warrants entitling the agent to receive Broker Warrants which are exercisable in whole or in part allowing the holder to purchase Common Shares as follows:

	Number of Common Shares Underlying Warrants	Weighted Average Exercise Price
Granted to agent of 2006 Special Warrant placement (2006 Broker Special Warrants)	906,400	$1.00
Balance, December 31, 2006	906,400	$1.00
Granted to agent of 2007 Special Warrant placement (2007 Broker Special Warrants)	532,720	$1.75
Balance, June 30, 2007	1,439,120	$1.28

Each 2007 Broker Special Warrant is exercisable, at any time for no additional consideration, for one warrant (a "2007 Broker Warrant") (and will be automatically exercised for 2007 Broker Warrants at the same time as automatic exercise of the 2007 Special Warrants occurs, as described under Note 3b). Each 2007 Broker Warrant is exercisable for one Common Share until the later of December 28, 2008 and the six-month anniversary of the completion of a Liquidity Event at an exercise price of $1.75 per share.

Each 2006 Broker Special Warrant is exercisable, for no additional consideration, for one warrant (a "2006 Broker Warrant") (and will be automatically exercised for 2006 Broker Warrants at the same time as automatic exercise of the 2006 Special Warrants occurs, as described under Note 3b). Each 2006 Broker Warrant is exercisable for one Common Share until the later of June 20, 2008 and the six-month anniversary of the completion of a Liquidity Event at an exercise price of $1.00 per share.

In the event that the Company does not complete a Liquidity Event by the applicable deadline, the Broker Warrants of the subject class will become subject to a conversion rate increase of a further 0.1 Common Shares effective as of the deadline date and thereafter a further 0.1 Common Shares for each month prior to completion of a Liquidity Event. The deadline for each class of Broker Warrants is the first anniversary of its initial issue date (being December 20, 2007 in respect of the 2006 Broker Warrants, and being June 28, 2008 in respect of the 2007 Broker Warrants).

The fair value of the Broker Special Warrants granted was estimated on the date of grant using the Black-Scholes Option Pricing Model and the broker warrants estimated fair value of $329,112 (2006- $319,983) was recorded in Contributed Surplus based on the following weighted average assumptions:

In US Dollars

	2007	**2006**
Expected dividend yield	0%	0%
Expected stock price volatility	70%	75%
Risk free rate	4.2%	4.2%
Expected life of warrants	1.5 years	1.5 years

4. Deferred Costs

The Company incurred $60,000 in costs during the period consisting of costs related to evaluating the LIK property subsequent to the period end (Note 9). These costs were charged to mineral properties at the time that the LIK property agreement was consummated (Note 9).

5. Related Party Transactions

(a) As at June 30, 2007, the Company owed $61,659 (December 31, 2006 - $60,000) to a company controlled by a senior officer and director of the Company, which amount relates to third party costs for mineral property expenditures and administrative expenses. The amount is interest free and was paid in full subsequent to the end of the period.

(b) The Company has paid certain share issuances, incorporation and legal costs in the amount of $56,256 (December 31, 2006 - $42,766) to a legal firm whose partner is a director of the Company.

Related party transactions are in the ordinary course of business, occurring on terms that are similar to those of transactions with unrelated parties, and therefore are measured at the exchange amount.

6. Supplement Cash Flow Information

Supplemental Disclosure of Non-Cash Financing and Investing Activities include:			**2007**		2006
Deferred costs		$	-	$	60,000
Agent warrants		$	**329,112**	$	319,983

7. Income Taxes

a) Reconciliation of Company's statutory and effective tax rates:

In US Dollars

		For the period from January 1 to June 30, 2007
Statutory Rate		34.12%
Net loss for the period	$	17,995
Recovery of income taxes based on statutory Canadian combined federal and provincial income tax rates		6,139
Deductible portion of special warrants issue costs		494,086
Non-deductible incorporation costs		(1,831)
Losses for which no tax benefit has been recognized		(498,394)
Income tax recovery	$	-

b) The significant components of the Company's future tax assets, assuming a future tax rate of 34.12%, are as follows:

		June 30, 2007		December 31, 2006
Non-capital losses	$	297,290	$	123,772
Share and special warrants issue costs		606,446		281,570
		903,736		405,342
Less: Valuation allowance		(903,736)		(405,342)
Net future tax asset	$	-	$	-

c) The Company has accumulated losses of $871,307 which may be used to reduce future year's taxable income. These losses expire as follows:

	Year		Amount		Amount
	2027	$	508,553	$	-
	2026	$	362,754	$	362,754
Non capital loss carry forward		$	871,307	$	362,754

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Notes to the Consolidated Interim Financial Statements
June 30, 2007
In US Dollars
(unaudited)

8. Restricted Cash

The $10,493,600 raised from the Company's 2006 Special Warrant private placement (Note 3) were restricted until the Company had successfully entered into the exploration and option agreement with GCO (Note 9).

9. Mineral Properties

LIK Property

Mineral Property Costs		June 30, 2007
Acquisition	$	20,248,51
Geological		2
Mapping		2
Site Administration		1
Charter Aircraft		1
Drilling costs		
Travel		
Renewals & filings		
Mineral Property Costs for the Period		20,334,91
Mineral Property Costs – Beginning of Period		
Mineral Property Costs – End of Period	$	20,334,91

On February 26, 2007, Zazu Alaska signed the GCO Exploration and Option Agreement. This agreement gave Zazu Alaska the right to acquire from GCO, on certain terms and conditions (including cash payments of up to $21,230,000 and exploration expenditures of $40,000,000 inclusive of exploration expenditures required to be made under the LIK Block Agreement defined below), up to 62.5% of GCO's interest in the following: (i) GCO's undivided 50% interest in certain state mining locations situated in the Barrow Recording District in the State of Alaska, United States, and other assets related to the properties, subject to a pre-existing 1% net profits interest; and (ii) GCO's right to acquire a further interest in such lands from the holder of the other undivided 50% interest, Teck Cominco American Inc. ("Teck American"), pursuant to an agreement dated October 17, 1984 (the "LIK Block Agreement").

Under the LIK Block Agreement, GCO was the operator and had the right to earn from Teck American a further 30% interest in the LIK Block by incurring $25.0 million in exploration expenditures on or before January 27, 2018, subject to certain inflation adjustments on the unspent amount effective from February 1, 1988.

In US Dollars

To date, a total of $4,984,302 has been incurred in exploration expenditures pursuant to the terms of the LIK Block Agreement all of which were incurred prior to 1992. The adjusted amount of qualifying expenditures is currently estimated to be approximately $40,000,000. In accordance with the LIK Block Agreement, at the time this expenditure obligation is satisfied, Teck American has a one time election to (i) maintain the 20% interest which shall become a participating interest pursuant to a joint operating agreement with a pro rata sharing of the pre-existing 1% net profits interest, or (ii) transfer its interest in exchange for a 2% net smelter return royalty interest such that GCO would become the holder of a 100% undivided interest in the LIK Block subject only to the pre-existing 1% net profits interest and the 2% net smelter royalty.

Prior to June 28, 2007, Zazu Alaska had made total payments of $130,000 to GCO pursuant to the terms of the GCO Exploration and Option Agreement. On June 28, 2007, Zazu Alaska completed the purchase of GCO's interest in the LIK Block pursuant to the terms of a purchase and sale agreement dated May 31, 2007 such that Zazu Alaska acquired a 50% undivided interest in the LIK property and related assets, and became the assignee of all of GCO's right, title and interest in the LIK Block Agreement, in consideration for a cash payment of $20,000,000 and the grant of a 2% net proceeds interest. The exploration expenditures must still be incurred in order to obtain a further 30% and the election by Teck American must occur in order to obtain the final 20% in the LIK Block property. The Company guaranteed the obligations of Zazu Alaska pursuant to the terms of the purchase and sale agreement.

10. Segmented Information

As at June 30, 2007 and the six month period then ended, the Company has two reportable geographical segments: Canada and the United States.

		Net loss and comprehensive loss		Assets
Canada	$	17,995	$	7,278,848
United States	$	Nil	$	20,476,065

11. Subsequent Events

a) Pursuant to a private placement completed on July 5, 2007, the Company issued a further 821,500 2007 Special Warrants at $1.75 per 2007 Special Warrant for gross proceeds of $1,437,625. The Company also issued a further 41,075 2007 Broker Special Warrants and paid a 7% commission in the amount of $100,634 and $2,500 in legal fees. Details related to the 2007 Special Warrants and the 2007 Broker Special warrants are in note 3bi) and in note 3d respectively.

b) During the current period, the Company entered into a contract to purchase a drill for an aggregate purchase price of $267,175 (received subsequent to June 30, 2007).

c) On August 2, 2007, the Company entered into a drilling agreement with Frontier Exploration LLC ("Frontier"), pursuant to which Frontier agreed to (i) complete a minimum of 30,000 feet of drilling on certain claims located on the LIK property, and (ii) drill holes and maintain holes, move equipment, build pads, and conduct related activities, as directed by the Company and in accordance with agreed-upon rates.

In US Dollars

The drilling contract provides that the work program was to commence on or about August 1, 2007 and that Frontier was to receive a contract bonus in the amount of $100,000, plus an additional award bonus amount equal to $5,000 per week, to a maximum of $25,000, for every week prior to September 5, 2007 that Frontier began the work program on site. Frontier commenced work on August 1, 2007 and as a result was paid a total bonus of $125,000.

d) On August 27, 2007, the Company issued 151,571 common shares to subscribers including directors and officers of the Company at a subscription price of $1.75 per share for gross proceeds of $265,249 measured at the exchange rate on the date of receipt of funds.

e) On August 1, 2007, the Company entered into consulting and employment agreements with the officers of the Company. The following outlines the agreements:

- Chairman and Chief Executive Officer, 5 year contract with annual consulting fee of $185,000.
- President and Chief Operating Officer, 5 year employment contract with annual salary of $160,000.
- Vice President and General Legal Counsel, 5 year contract with annual consulting fee of $160,000.
- Vice President of Exploration, 3 year contract with consulting fee of $60 per hour.

The Company may terminate the agreements of the Chairman and Chief Executive Officer, the President and Chief Operating Officer and the Vice President and General Counsel at any time, subject to the payment of a fee amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount.

f) On September 18, 2007 the Company approved a stock option plan and granted options to directors, officers and consultants to acquire a total of 2,775,000 Common Shares at an exercise price per share to be the same as the offering price under the Company's proposed initial public offering, and to be exercisable until the fifth anniversary after the date of listing the common shares on the Toronto Stock Exchange ("TSX"), with such options vesting as to 1/3 of the options on each of 90 days, 12 months and 18 months after the date of listing.

g) On September 18, 2007, the Company's Board of Directors approved the filing of a prospectus for an initial public offering ("IPO") to raise gross proceeds of $•, and approved an application for the listing of the Company's common shares on the TSX.

Pursuant to the terms of an agency agreement dated •, 2007, Raymond James Ltd., Dundee Securities Corporation, Paradigm Capital Inc. and Cormark Securities Inc. (collectively, the "Agents") have agreed to act as agents on a best efforts basis for the IPO. Under the terms of the agency agreement, the Agents will receive a cash commission equal to 7.0% of the gross proceeds of the IPO. The Company's share of issue expenses are estimated at $•.

The Company also granted an over-allotment option to the Agents, to purchase up to an additional 15% of the number of common shares subject to the IPO at $• per common share, which if exercised in full, will increase the gross proceeds of the offering by a maximum of $•. The over-allotment option will be exercisable for a 30-day period following closing of the IPO.

The IPO and the listing of the Company's common shares on the TSX are subject to regulatory and other approvals.

ZAZU METALS CORPORATION

Annual Financial Statements
From Incorporation Date of November 29, 2006 to
December 31, 2006
(in US Dollars)

Management Responsibility for Financial Reporting

The accompanying financial statements of Zazu Metals Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles, and contain estimates based on management's judgment. A system of internal control is maintained to provide reasonable assurance that the financial information is accurate and reliable.

The Company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards to allow them to express an opinion on the financial statements.

The Board of Directors has met with the Company's independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

"Gil Atzmon"
Chairman of the Board and CEO

"Michael A. Steeves"
President and COO

Vancouver, British Columbia
June 15, 2007

Auditors' Report

To the Directors of
Zazu Metals Corporation

We have audited the balance sheet of **Zazu Metals Corporation** as at December 31, 2006 and the statements of loss, comprehensive loss and deficit, and cash flows for the period from incorporation date of November 29, 2006 to December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the period from November 29, 2006 to December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, British Columbia
October •, 2007

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Balance Sheet
In U.S. dollars

	December 31, 2006
ASSETS	
Current assets	
Cash and cash equivalents (Note 8)	$ 10,511,517
Tax receivable	62
	10,511,579
Deferred costs (Note 4)	60,000
	$ 10,571,579
LIABILITIES	
Current liabilities	
Accounts payable and accrued liabilities	$ 295,567
Due to related party (Note 5)	60,000
	355,567
SHAREHOLDERS' EQUITY	
Capital stock (Note 3)	5,000
Special Warrants (Note 3)	10,048,475
Contributed Surplus (Note 3)	319,983
Comprehensive income (loss)	-
Deficit	(157,446)
	10,216,012
	$ 10,571,579

Nature of Operations – Note 1
Subsequent events – Note 9

Approved by the Board of Directors

Sgd. "Gil Atzmon" Sgd. "Michael A. Steeves"

Gil Atzmon
Director

Michael A. Steeves
Director

The accompanying notes are an intregral part of these financial statements.

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Statements of Loss, Comprehensive Loss and Deficit
From Incorporation Date of November 29, 2006 to December 31, 2006
In U.S. dollars

		Incorporation date to December 31, 2006
Expenses		
Consulting	$	100,000
Salaries		50,000
Professional fees		10,000
Travel		8,608
Incorporation costs		1,000
Investor and shareholder relations		722
Postage		33
Bank Charges		20
Loss before other item		170,383
Other Item		
Interest income		(12,937)
Net loss and comprehensive loss for the period		157,446
Deficit, Beginning of the Period		-
Deficit, End of the Period	$	157,446
Basic and Diluted Loss per share (Note 2d)	$	0.03
Weighted average number of shares outstanding		5,950,000

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Statement of Cash Flows
From Incorporation Date of November 29, 2006 to December 31, 2006
In U.S. dollars

Cash was provided by (used in):		
Operating activities		
Loss for the period	$	(157,446)
Writeoff of incorporation costs		1,000
Changes in noncash working capital items		294,505
Net cash used in operating activities		138,059
Financing activities		
Shares issued for cash		5,000
Special warrants issued for cash		11,400,000
Special warrants issuance costs		(1,031,542)
Net cash used in financing activities		10,373,458
Increase in cash		10,511,517
Cash and cash equivalents, Beginning of the Period		-
Cash and cash equivalents, End of the Period	$	10,511,517
Cash and cash equivalents position consists of:		
Equity Transfer Trust Account	$	10,506,537
Peterson Law Trust Account		4,980
Cash and cash equivalents, End of the Period	$	10,511,517

Supplementary Cash Flow Information – Note 6

1. Nature of Operations

Zazu Metals Corporation (the "Company") is a Canadian company which is engaged in the acquisition and exploration of mineral properties. The Company was incorporated by a Certificate of Incorporation issued pursuant to the provisions of the Canada Business Corporations Act on November 29, 2006.

The Company has not commenced commercial operations and as at period end, had no significant assets other than cash generated by its initial private placement. Subsequent to the period end, the Company commenced the process of identifying mineral properties acquisitions as indicated in subsequent events note (Note 9b).

2. Significant Accounting Policies

a) Basis of presentation

These financial statements are presented in accordance with generally accepted accounting principles ("GAAP") applicable in Canada.

b) Fiscal period

The Company's fiscal year-end is December 31.

c) Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from these estimates.

d) Loss per share

Basic earnings (loss) per share is computed by dividing income (or loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents are reflected in diluted earnings per share by application of the treasury stock method.

e) Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

f) Foreign currency translation

The Company's functional and reporting currency is the US dollar. The Company is based in Canada and its Canadian dollar accounts are re-measured into US dollars using the temporal method as follows:

i) Monetary items at the rate prevailing at the balance sheet date;
ii) Non-monetary items at the historical exchange rate;
iii) Revenue and expense are translated at the average exchange rates in effect during applicable accounting periods except depreciation and amortization which are translated at historical rates;
iv) Exchange gains and losses on foreign currency translation are included in operations for the period.

g) Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

h) Financial instruments

Financial assets, except those classified as held to maturity, and derivative financial instruments are measured at fair value. All financial liabilities are measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. All investments are to be designated as available for sale. As at the period end financial liabilities are measured at cost and the Company held no investments.

i) Comprehensive income/loss

Comprehensive income/loss is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders. Other comprehensive income includes the holding gains and losses from available for sale securities which are not included in net earnings (loss) until realized. As at the period end no amounts were recorded in comprehensive income/loss.

j) Fair value of financial instruments

Financial instruments include cash and cash equivalents, marketable securities and accounts payable and accrued liabilities. The fair value of arms-length financial instruments approximates their carrying value due to their short-term maturity.

k) Risk management

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly. The Company is at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations.

The Company is not exposed to significant credit concentration risk. The Company is not exposed to significant interest rate risk.

The Company operates in foreign jurisdictions, giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

l) Asset retirement obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at the period end, the Company had no asset retirement obligations.

m) Deferred costs

Costs related to locating and evaluating property acquisitions are deferred until an agreement has been entered into by the Company. The deferred costs are then reallocated to mineral properties. If no agreement is entered into, the deferred costs are expensed as property investigation costs.

n) Variable Interest Entities

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 "Consolidation of Variable Interest Entities", to harmonize the Guideline with the equivalent Financial Accounting Standards Board (FASB) Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("VIE"). The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them.

The Company does not currently have any VIE's for the period ending December 31, 2006.

o) Share capital

i) The proceeds from the exercise of stock options or warrants are recorded as share capital.
ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.
iii) The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rata basis on relative fair values as follows: the fair value of the common shares is based on the market close on the date the units are issued and the fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

p) Asset impairment

The Company performs impairment tests on its property, plant and equipment when events or changes in circumstance indicate that the carrying value of an asset may not be recoverable. These tests compare expected undiscounted future cash flows from these assets to their carrying values. If shortfalls exist, assets are written down to the discounted value of the future cash flows based on the Company's average cost of borrowing

In US Dollars

3. Capital Stock

Details are as follows:

a) Common shares

Authorized:

Unlimited common shares ("Common Shares")
Unlimited special voting shares ("Special Voting Shares")

Common shares issued and outstanding	Number		Amount
Common Shares issued for cash pursuant to private placement	5,000,000	$	5,000
Balance, December 31, 2006	5,000,000	$	5,000

The Company completed a founder's private placement on December 18, 2006. The Company issued 5,000,000 Common Shares at $0.001 per share for total proceeds of $5,000.

b) Special warrants

Issued:	Special Warrants Outstanding		Amount
Special warrants issued for cash pursuant to private placement	11,400,000	$	11,400,000
Fair value of broker warrants	-		(319,983)
Special warrant issuance costs	-		(1,031,542)
Balance, December 31, 2006	11,400,000	$	10,048,475

The Company completed a private placement on December 20, 2006, issuing a total of 11,400,000 special warrants (the "2006 Special Warrants") at $1.00 per 2006 Special Warrant for gross proceeds of $11,400,000. The Company also issued 906,400 broker special warrants with a fair value of $319,983 (Note 3d) (the "2006 Broker Special Warrants") and paid an 8% commission to the agent in the amount of $906,400 and $125,142 in legal fees.

The proceeds of such private placement were held in escrow subject to conditions which included, among other things, that the Company be in a position to enter into an exploration and option agreement with GCO (the "GCO Exploration and Option Agreement"). Such escrow conditions were satisfied, and the proceeds of the private placement were released, on February 26, 2007.

In US Dollars

Each 2006 Special Warrant is exercisable, for no additional consideration, for one Common Share (subject to adjustment as described below) at any time until an automatic exercise date of the earlier of (i) the date of completion by the Company of a Liquidity Event (as defined below) and (ii) December 20, 2011 (being the fifth anniversary of the issue of the 2006 Special Warrants). Any 2006 Special Warrants not exercised by such date will be automatically exercised on such date.

For purposes of the 2006 Special Warrants, a "Liquidity Event" means the completion by the Company of either (i) a distribution to the public of Common Shares pursuant to a prospectus and the concurrent listing of the Common Shares on a recognized Canadian exchange or (ii) another transaction as a result of which all outstanding Common Shares, or securities of another issuer issued in exchange for all outstanding Common Shares, are traded on a recognized exchange and are freely tradable (subject to any applicable control block restrictions).

In addition to customary adjustments for subdivisions, consolidations or other such changes in the Common Shares, the 2006 Special Warrants provide for the following adjustments to the exchange ratio (currently one Common Share per Special Warrant) for the 2006 Special Warrants:

(a) In the event that the Company does not complete a Liquidity Event by December 20, 2007, the 2006 Special Warrants will become subject to a conversion rate increase of a further 0.1 Common Shares effective as of the deadline date and thereafter a further 0.1 Common Shares for each month prior to completion of a Liquidity Event.

(b) The 2006 Special Warrants entitle the holders to be issued additional Common Shares upon exercise of the 2006 Special Warrants if the Company issues Common Shares, or securities convertible (or exchangeable or exercisable) for Common Shares at an issue price (or having a conversion or exercise price) which reflects an effective acquisition price per Common Share which is less than the price paid under the 2006 Special Warrant offering, which was $1.00 per 2006 Special Warrant (the "2006 Dilutive Offering Price"), with the number of additional Common Shares to be such that, after giving effect to the issue of such additional shares, the effective acquisition cost per Common Share underlying the 2006 Special Warrants will be equal to the 2006 Dilutive Offering Price.

c) Special Voting Shares:

Issued:	Shares Outstanding	Amount
Special Voting Shares issued pursuant to private placement	11,400,000	$ Nil
Balance, December 31, 2006	11,400,000	$ Nil

As part of the offering of the 2006 Special Warrants, the Company issued an aggregate of 11,400,000 Special Voting Shares to the purchasers of the 2006 Special Warrants, being one Special Voting Share per 2006 Special Warrant issued. Each Special Voting Share entitles the holder thereof to a number of votes at any meeting of holders of Common Shares equal to the number of Common Shares which may then be obtained upon the exchange of the 2006 Special Warrant to which the Special Voting Share relates. With respect to any written consent sought from the holders of Common Shares, each vote attached to the Special Voting Share will be exercisable on the same basis as set forth above. The purpose of the Special Voting Shares is solely to provide to the holders thereof the same voting rights they would have had had they directly acquired the Common Shares underlying the 2006 Special Warrants

In US Dollars

which they purchased (and, accordingly, the Special Voting Shares will be cancelled upon exchange of the related 2006 Special Warrants for Common Shares).

All rights of a holder of 2006 Special Warrants to exercise votes attached to Special Voting Shares will cease upon the exchange of all such holder's 2006 Special Warrants for Common Shares.

The Special Voting Shares do not entitle the holders to receive any distributions from the Company or any of the net assets of the Company in the event of a termination or winding-up of the Company. Any Special Voting Shares acquired by the Company will immediately cease to represent an entitlement to vote at meetings of shareholders. A Special Voting Share is not transferable separately from the 2006 Special Warrant to which it relates, and a Special Voting Share will automatically be transferred upon a permitted transfer of the related 2006 Special Warrant. Special Voting Shares are evidenced only by the certificates representing the associated 2006 Special Warrants and will be cancelled upon the exchange of the related 2006 Special Warrants for Common Shares.

Except for the right to be counted towards a quorum and to requisition, vote at, and receive materials for, meetings of the holders of Common Shares, the Special Voting Shares do not confer upon the holders thereof any other rights.

d) 2006 broker warrants and contributed surplus

In connection with the offering of the 2006 Special Warrants, the agent for such offering was issued broker special warrants (the "2006 Broker Special Warrants") entitling the agent to receive 2006 Broker Warrants which are exercisable in whole or in part allowing the holder to purchase Common Shares as follows:

	Number of Common Shares Underlying Warrants	Weighted Average Exercise Price
Granted to agent of 2006 Special Warrant placement	906,400	$1.00
Balance, December 31, 2006	906,400	$1.00

Each 2006 Broker Special Warrant is exercisable, at any time for no additional consideration, for one warrant (a "2006 Broker Warrant") (and will be automatically exercised for 2006 Broker Warrants at the same time as automatic exercise of the 2006 Special Warrants occurs, as described under Note 3b). Each 2006 Broker Warrant is exercisable for one Common Share until the later of June 20, 2008 and the six-month anniversary of the completion of a Liquidity Event at an exercise price of $1.00 per share.

In the event that the Company does not complete a Liquidity Event by December 20, 2007, the 2006 Broker Warrants will become subject to a conversion rate increase of a further 0.1 Common Shares effective as of the deadline date and thereafter a further 0.1 Common Shares for each month prior to completion of a Liquidity Event.

The fair value of the 2006 Broker Special Warrants granted was estimated on the date of grant using the Black-Scholes Option Pricing Model, and the estimated fair value of $319,983 was recorded in contributed surplus based on the following weighted average assumptions:

In US Dollars

	2006
Expected dividend yield	0%
Expected stock price volatility	75%
Risk free rate	4.2%
Expected life of warrants	1.5 years

4. Deferred Costs

The Company incurred $60,000 in costs during the period consisting of costs related to evaluating the LIK property subsequent to the period end. These costs were charged to mineral properties at the time that the LIK property agreement was consummated (Note 9).

5. Related Party Transactions

(a) As at December 31, 2006, the Company owed $60,000 to a company controlled by a senior officer and director of the Company, which amount relates to third party costs for mineral property expenditures and administrative expenses. The amount is interest free and was paid in full subsequent to the end of the period.

(b) The Company has paid certain share issuances, incorporation and legal costs in the amount of $42,766 to a legal firm whose partner is a director of the Company.

Related party transactions are in the ordinary course of business, occurring on terms that are similar to those of transactions with unrelated parties, and therefore are measured at the exchange amount.

6. Supplementary Cash Flow Information

Supplemental Disclosure of Non-Cash Financing and Investing Activities include:		2006
Deferred costs	$	60,000
Fair value of broker warrants	$	319,983

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Notes to the Annual Financial Statements
From Incorporation Date of November 29, 2006 to December 31, 2006
In US Dollars

7. Income Taxes

a) Reconciliation of Company's statutory and effective tax rates:

		For the period from November 29, 2006 to December 31, 2006
Statutory Rate		34.12%
Net loss for the period	$	157,446
Recovery of income taxes based on statutory Canadian combined federal and provincial income tax rates		53,721
Deductible portion of special warrants issue costs		351,962
Non-deductible incorporation costs		(341)
Losses for which no tax benefit has been recognized		(405,342)
Income tax recovery	$	-

b) The significant components of the Company's future tax assets, assuming a future tax rate of 34.12%, are as follows:

		December 31, 2006
Non-capital losses	$	123,772
Share and special warrants issue costs		281,570
		405,342
Less: Valuation allowance		(405,342)
Net future tax asset	$	-

In US Dollars

c) The Company has accumulated losses of $362,754 which may be used to reduce future year's taxable income. These losses expire as follows:

		December 31, 2006
Net loss for the period	$	157,446
Add (less):		
Incorporation costs		(1,000)
Deductible portion of share and special warrants issue costs		206,308
Net loss for tax purposes for the period ending December 31, 2006	$	362,754

	Year		Amount
Non capital loss carryforward	2026	$	362,754

8. Restricted Cash

The $10,493,600 raised from the Company's 2006 Special Warrant private placement (Note 3) were restricted until the Company had successfully entered into the GCO Exploration and Option Agreement (Note 9).

9. Subsequent Events

a) The Company incorporated Zazu Metals (Alaska) Corporation ("Zazu Alaska"), a subsidiary of the Company, in the State of Alaska, United States on January 18, 2007. Zazu Alaska is the legal holder of all of the Company's mineral exploration interest in the State of Alaska.

b) On February 26, 2007, Zazu Alaska signed the GCO Exploration and Option Agreement. This agreement gave Zazu Alaska the right to acquire from GCO, on certain terms and conditions (including cash payments of up to $21,230,000 and exploration expenditures of $40,000,000 inclusive of exploration expenditures required to be made under the LIK Block Agreement (defined below), up to 62.5% of GCO's interest in the following: (i) GCO's undivided 50% interest in certain state mining locations situated in the Barrow Recording District in the State of Alaska, United States, and other assets related to the properties, subject to a pre-existing 1% net profits interest; and (ii) GCO's right to acquire a further interest in such lands from the holder of the other undivided 50% interest, Teck Cominco American Inc. ("Teck American"), pursuant to an agreement dated October 17, 1984 (the "LIK Block Agreement").

The LIK Block Agreement, the properties and other assets are referred to as the "LIK Block".

Under the LIK Block Agreement, GCO was the operator and had the right to earn from Teck American a further 30% interest in the LIK Block by incurring $25.0 million in exploration expenditures on or before January 27, 2018, subject to certain inflation adjustments on the unspent amount effective from February 1, 1988.

In US Dollars

To date, a total of $4,984,302 has been incurred in exploration expenditures pursuant to the terms of the LIK Block Agreement all of which were incurred prior to 1992. The adjusted amount of qualifying expenditures is currently estimated to be approximately $40,000,000. In accordance with the LIK Block Agreement, at the time this expenditure obligation is satisfied, Teck American has a one time election to (i) maintain the 20% interest which shall become a participating interest pursuant to a joint operating agreement with a pro rata sharing of the pre-existing 1% net profits interest, or (ii) transfer its interest in exchange for a 2% net smelter return royalty interest such that GCO would become the holder of a 100% undivided interest in the LIK Block subject only to the pre-existing 1% net profits interest and the 2% net smelter royalty.

Prior to June 28, 2007, Zazu Alaska had made total payments of $130,000 to GCO pursuant to the terms of the GCO Exploration and Option Agreement. On June 28, 2007, Zazu Alaska completed the purchase of GCO's interest in the LIK Block pursuant to the terms of a purchase and sale agreement dated May 31, 2007 such that Zazu Alaska acquired a 50% undivided interest in the LIK Block property and related assets, and became the assignee of all of GCO's right, title and interest in the LIK Block Agreement, in consideration for a cash payment of $20,000,000 (paid) and the grant of a 2% net proceeds interest. The exploration expenditures must still be incurred and the election by Teck American must occur in order to obtain the remaining 50% in the LIK Block property. The Company guaranteed the obligations of Zazu Alaska pursuant to the terms of the purchase and sale agreement.

c) On January 21, 2007, the Company issued 100,000 Common Shares to a holder of 100,000 2006 Special Warrants upon exercise in accordance with the terms thereof.

d) On February 18, 2007, the Company issued 100,000 common shares to the President & Chief Operating Officer at a subscription price of $1.00 per share for gross proceeds of $100,000 measured at the exchange rate on the date of receipt of funds.

e) The Company completed a private placement in two tranches on June 28, 2007 and July 5, 2007, issuing a total of 11,475,900 special warrants (the "2007 Special Warrants") at $1.75 per 2007 Special Warrant for gross proceeds of $20,082,825. The Company also issued 573,795 broker special warrants (the "2007 Broker Special Warrants") and paid a 7% commission ($1,405,798) to the agent and legal fees ($72,500) for total offering costs of $1,478,298 and net proceeds of $18,604,527.

The proceeds of such private placement were held in escrow and released concurrently with the completion (and in order to allow the completion) of the Company's acquisition of GCO's entire 50% interest in the LIK property and the LIK Block Agreement.

Each 2007 Special Warrant is exercisable, for no additional consideration, for one Common Share (subject to adjustment as described below) at any time until an automatic exercise date of the earlier of (i) the date of completion by the Company of a Liquidity Event and (ii) June 28, 2012 (being the fifth anniversary of the initial issue of the 2007 Special Warrants). Any 2007 Special Warrants not exercised by such date will be automatically exercised on such date.

Each 2007 Broker Special Warrant is exercisable, at any time for no additional consideration, for one warrant (a "2007 Broker Warrant") (and will be automatically exercised for 2007 Broker Warrants at the same time as automatic exercise of the 2007 Special Warrants occurs). Each 2007 Broker Warrant is exercisable for one Common Share until the later of December 28, 2008 and the six-month anniversary of the completion of a Liquidity Event at an exercise price of $1.75 per share.

In US Dollars

In addition to customary adjustments for subdivisions, consolidations or other such changes in the Common Shares, the 2007 Special Warrants provide for the following adjustments to the exchange ratio (currently one Common Share per 2007 Special Warrant) for the 2007 Special Warrants:

(i) In the event that the Company does not complete a Liquidity Event by June 28, 2008, the 2007 Special Warrants (and the 2007 Broker Warrants) will become subject to a conversion rate increase of a further 0.1 Common Shares effective as of the deadline date and thereafter a further 0.1 Common Shares for each month prior to completion of a Liquidity Event.

(ii) The 2007 Special Warrants entitle the holders to be issued additional Common Shares upon exercise of the 2007 Special Warrants if the Company issues Common Shares, or securities convertible (or exchangeable or exercisable) for Common Shares at an issue price (or having a conversion or exercise price) which reflects an effective acquisition price per Common Share which is less than the price paid under the 2007 Special Warrant offering, which was $1.75 per Special Warrant (the "2007 Dilutive Offering Price"), with the number of additional Common Shares to be such that, after giving effect to the issue of such additional shares, the effective acquisition cost per Common Share underlying the subject 2007 Special Warrants will be equal to the 2007 Dilutive Offering Price.

f) Subsequent to December 31, 2006, the Company entered into a contract to purchase a diamond drill and certain related equipment for an aggregate purchase price of $267,175.

g) On August 2, 2007, the Company entered into a drilling agreement with Frontier Exploration LLC ("Frontier"), pursuant to which Frontier agreed to (i) complete a minimum of 30,000 feet of drilling on certain claims located on the LIK property, and (ii) drill and maintain holes, move equipment, build pads, and conduct related activities, as directed by the Company and in accordance with agreed-upon rates.

The drilling contract provides that the work program was to commence on or about August 1, 2007 and that Frontier was to receive a contract bonus in the amount of $100,000, plus an additional award bonus amount equal to $5,000 per week, to a maximum of $25,000, for every week prior to September 5, 2007 that Frontier began the work program on site. Frontier commenced work on August 1, 2007 and as a result was paid a total bonus of $125,000.

h) On August 27, 2007, the Company issued 151,571 Common Shares to subscribers including directors and officers of the Company at a subscription price of $1.75 per share for gross proceeds of $265,249 measured at the exchange rate on the date of receipt of funds.

i) On August 1, 2007, the Company entered into consulting and employment agreements with the officers of the Company. The following outlines the agreements:

- Chairman and Chief Executive Officer, 5 year contract with annual consulting fee of $185,000.
- President and Chief Operating Officer, 5 year employment contract with annual salary of $160,000.
- Vice President and General Legal Counsel, 5 year contract with annual consulting fee of $160,000.
- Vice President of Exploration, 3 year contract with consulting fee of $60 per hour.

In US Dollars

The Company may terminate the agreements of the Chairman and Chief Executive Officer, the President and Chief Operating Officer and the Vice President and General Counsel at any time, subject to the payment of a fee amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount.

j) On September 18, 2007, the Company approved a stock option plan and granted options to directors, officers and consultants to acquire a total of 2,775,000 Common Shares at an exercise price per share to be the same as the offering price under the Company's proposed initial public offering, and to be exercisable until the fifth anniversary of the date of listing the common shares on the Toronto Stock Exchange ("TSX"), with such options vesting as to 1/3 of the options on each of 90 days, 12 months and 18 months after the date of listing.

k) On September 18, 2007, the Company's Board of Directors approved the filing of a prospectus for an initial public offering ("IPO") to raise gross proceeds of $•, and approved an application for the listing of the Company's common shares on the TSX.

Pursuant to the terms of an agency agreement dated •, 2007, Raymond James Ltd., Dundee Securities Corporation, Paradigm Capital Inc. and Cormark Securities Inc. (collectively, the "Agents") have agreed to act as agents on a best efforts basis for the IPO. Under the terms of the agency agreement, the Agents will receive a cash commission equal to 7.0% of the gross proceeds of the IPO. The Company's share of issue expenses are estimated at $•.

The Company also granted an over-allotment option to the Agents, to purchase up to an additional 15% of the number of common shares subject to the IPO at $• per common share, which if exercised in full, will increase the gross proceeds of the offering by a maximum of $•. The over-allotment option will be exercisable for a 30-day period following closing of the IPO.

The IPO and the listing of the Company's common shares on the TSX are subject to regulatory and other approvals.

AUDITORS' CONSENT

We have read the prospectus of Zazu Metals Corporation (the "Company") dated October ●, 2007 relating to the issue and sale of ● common shares of the company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the directors of the company on the balance sheet of the company as at December 31, 2006 and the statements of loss and deficit and cash flows for the period ended December 31, 2006.

(signed) ●

Chartered Accountants
Vancouver, British Columbia
October ●, 2007

CERTIFICATE OF THE COMPANY

DATED: October 17, 2007

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), Part 9 of the *Securities Act* (Alberta), Part XI of *The Securities Act*, 1988 (Saskatchewan), Part VII of *The Securities Act* (Manitoba), Part XV of the *Securities Act* (Ontario), Part 6 of the *Securities Act* (New Brunswick), Part XIV of the *Securities Act* (Newfoundland and Labrador), Section 63 of the *Securities Act* (Nova Scotia), Part II of the *Securities Act* (Prince Edward Island), the *Securities Act* (Yukon), the *Securities Act* (Northwest Territories) and the *Securities Act* (Nunavut) and the respective regulations thereunder.

ZAZU METALS CORPORATION

(Signed) GIL ATZMON
Chief Executive Officer

(Signed) KERRY O. BEAMISH
Chief Financial Officer

On behalf of the Board of Directors of Zazu Metals Corporation

(Signed) MICHAEL A. STEEVES
Director

(Signed) DENNIS H. PETERSON
Director

CERTIFICATE OF THE PROMOTER

DATED: October 17, 2007

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), Part 9 of the *Securities Act* (Alberta), Part XI of *The Securities Act*, 1988 (Saskatchewan), Part VII of *The Securities Act* (Manitoba), Part XV of the *Securities Act* (Ontario), Part 6 of the *Securities Act* (New Brunswick), Part XIV of the *Securities Act* (Newfoundland and Labrador), Section 63 of the *Securities Act* (Nova Scotia), Part II of the *Securities Act* (Prince Edward Island), the *Securities Act* (Yukon), the *Securities Act* (Northwest Territories) and the *Securities Act* (Nunavut) and the respective regulations thereunder.

(Signed) GIL ATZMON

CERTIFICATE OF THE AGENTS

DATED: October 17, 2007

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), Part 9 of the *Securities Act* (Alberta), Part XI of *The Securities Act*, 1988 (Saskatchewan), Part VII of *The Securities Act* (Manitoba), Part XV of the *Securities Act* (Ontario), Part 6 of the *Securities Act* (New Brunswick), Part XIV of the *Securities Act* (Newfoundland and Labrador), Section 64 of the *Securities Act* (Nova Scotia), Part II of the *Securities Act* (Prince Edward Island), by the *Securities Act* (Yukon), by the *Securities Act* (Northwest Territories) and by the *Securities Act* (Nunavut) and the respective regulations thereunder.

RAYMOND JAMES LTD.

(Signed) DAVID GREIFENBERGER

DUNDEE SECURITIES CORPORATION

(Signed) RICHARD M. COHEN

PARADIGM CAPITAL INC.

(Signed) ANDREW PARTINGTON

CORMARK SECURITIES INC.

(Signed) DARREN WALLACE

TECHNICAL REPORT ON THE LIK DEPOSIT, NORTHERN ALASKA, U.S.A.

PREPARED FOR ZAZU METALS CORPORATION

NI 43-101 Report

Author:
Neil N. Gow, B.Sc. (Hons.), P.Geo.

August 20, 2007


Scott
Wilson


RPA

SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

TABLE OF CONTENTS

PAGE

LIST OF TABLES

PAGE

LIST OF FIGURES

PAGE

1 SUMMARY

EXECUTIVE SUMMARY

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Mr. Michael Steeves and Mr. Gil Atzmon, of Zazu Metals Corporation (Zazu), to prepare an independent Technical Report on the Lik zinc-lead-silver deposit, located in northwestern Alaska. The purpose of this report is to support a public financing to meet expenditures and payments required under an agreement with Teck Cominco Limited (Teck Cominco - note that in this report, Teck Cominco refers to the parent company and its various subsidiaries) to acquire up to an 80% equity interest in the Lik property. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). Scott Wilson RPA visited the property on October 11, 2006.

Zazu has concluded an agreement with GCO Minerals Company (GCO) dated June 28, 2007, whereby Zazu has purchased a 50% interest in the Lik deposit (and GCO's interest in the Lik Block Agreement with Teck Cominco) for $20 million. As a result, Zazu currently owns a 50% equity interest in the Lik property, with the remaining interest held by Teck Cominco. Under the Lik Block Agreement, Zazu (as successor to GCO) may earn a further 30% equity interest from Teck Cominco (80% in total) by qualifying expenditures of $25 million prior to 2018, which are to be adjusted for inflation indexing and escalations. The adjusted amount is estimated to be about $40 million. Should Zazu earn such further equity interest, Teck Cominco would hold the remaining 20% interest in the property, but has a one time option to convert such remaining 20% interest to a 2% net smelter royalty.

The Lik deposit was drill tested in the late 1970s and early 1980s, and no additional drilling has been done since 1992. The deposit is divided by faulting into two parts, Lik South and Lik North. Much of the Lik South deposit is shallow and considered to be amenable to open pit mining. The Lik North deposit is relatively deeper. Several feasibility studies have been carried out on the Lik deposit, but they are considered to be out of date.

Over the period of exploration, a number of mineral resource estimates were prepared for the Lik deposit prior to the introduction of NI 43-101 and are considered to be historical mineral resource estimates under Section 2.4 of NI 43-101. The two most recent estimates of mineral resources for the Lik South deposit were prepared by GCO in 1984 and by Noranda Inc. (Noranda) in 1985 (Table 1-1).

TABLE 1-1 HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK SOUTH DEPOSIT
Zazu Metals Corporation – Lik Deposit, Alaska

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density t/m^3
GCO	1984	5% Pb+Zn	22.04	8.88	3.08	49	3.21
Noranda	1985	7% Pb+Zn	10.85	10.51	3.42	n.a.	3.77

The most recent estimate of mineral resources for the Lik North deposit was prepared by Noranda following the completion of the 1985 diamond drilling campaign. This estimate is based on significantly more information than prior estimates. The results of the Noranda estimate are shown in Table 1-2.

TABLE 1-2 HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK NORTH DEPOSIT
Zazu Metals Corporation – Lik Deposit, Alaska

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density t/m^3
Noranda	1985	7% Pb+Zn	4.73	10.59	3.5	53	3.21

These estimates predate, and are not compliant with, NI 43-101. No metal prices or exchange rates were specified for the GCO and either of the Noranda estimates. The GCO estimate was prepared using polygonal methods, while the Noranda estimate was prepared using sectional methods. Both of these estimates are considered by Scott Wilson RPA to be historical estimates and are thought to be reliable at the present drilling density. The estimates are considered to be relevant as they give an estimate of the likely size of the two parts of the Lik deposit. Neither of the estimates included a classification of the various tonnages.

Zazu personnel have prepared a proposed program of exploration based on a summer field season. The program includes a significant amount of diamond drilling, as well as metallurgical studies, geophysics, and database development. This project requires the development of a geographical information system (GIS) database and digitization of earlier data. Estimated costs of the proposed programs are set out in Table 1-3.

TABLE 1-3 RECOMMENDED EXPLORATION PROGRAM AND COSTS
Zazu Metals Corporation- Lik Deposit, Alaska

Item	US$
Stage 1	
1. Costs (Total includes Project Manager, Camp Manager, two labourers, cook, and four diamond drillers).	220,000
2. Camp construction	160,000
3. Diamond drill purchase	280,000
4. Travel costs	20,000
5. Tools and supplies	90,000
6. Fuel	107,000
7. Freight and haulage	90,000
8. Metallurgical studies	300,000
9. Database development	100,000
10. Diamond drilling (3,500 m at $165/m)	578,000
11. Assays	15,000
12. Environmental studies	50,000
Subtotal	2,010,000
Contingency (10%)	201,000
Stage 1 Total	**2,211,000**
Stage 2	
1. Diamond drilling (20,000 m @ $190/m)	3,800,000
2. Helicopter support	750,000
3. Assays	90,000
4. Geophysical surveys	60,000
5. Environmental studies	65,000
6. Feasibility study	600,000
Subtotal	5,365,000
Contingency (10%)	537,000
Stage 2 Total	**5,892,000**
Total Stages 1 and 2	**8,103,000**

The Stage 1 work involves the collection and testing of metallurgical samples. Stage 2 work consists of follow-up drilling of the deposit and is intended to be complementary to the results of the Stage 1 work.

Scott Wilson RPA has reviewed the proposed program and budget and believes them to be reasonable.

TECHNICAL SUMMARY

The Lik property is comprised of a contiguous group of 296 federal mining claims located in the sections listed in Table 1-4.

TABLE 1-4 LOCATIONS OF THE LIK CLAIMS
Zazu Metals Corporation – Lik Deposit, Alaska

Section	Description
Section 36	T.33N., R.20W., K.R.M.
Sections 31 and 32	T.33N., R.19W., K.R.M.
Sections 1-4, 9-16, and 22-24	T.32N., R.20W., K.R.M.
Section 6	T.32N., R.19W., K.R.M.

These sections are located in U.S.G.S. Quadrangle Maps De Long Mountains A-2 and A-3. A list of the individual claims is attached in Appendix 1. The geographical coordinates of the Lik deposit are about 163° 12' W and 68° 10' N.

The Lik property federal claims are unpatented. The claims cover an area of 2,225 ha and have historically been divided into four groups: the Lik, Silk, Y and Z claim groups.

On June 28, 2007, Zazu entered into an agreement with GCO to purchase GCO's 50% equity interest in the Lik property (and its interest in the Lik Block Agreement) for $20 million. Additionally, Zazu (as successor to GCO) has the right under the terms of the Lik Block Agreement to raise its interest to 80% by carrying out approximately $40 million of qualifying expenditures (being the initial figure under the Lik Block Agreement of $25 million, as adjusted for inflation indexing and escalations) prior to 2018, as noted above.

The existing site infrastructure includes an airstrip, a camp in need of repair, and some machinery.

A geochemical anomaly was staked in 1976 by a joint venture of GCO, New Jersey Zinc Company, and WGM Inc. and the presence of a gossan with coincident soil anomalies and EM anomalies was recognized. Diamond drilling was commenced in 1977 and continued in 1978 and 1979 at a comparatively high rate. A few years of limited activity on the Lik deposit followed. Noranda optioned the property in 1984-1985 and drilled both on the Lik South and Lik North deposits. Moneta Porcupine Mines Inc. optioned the property in 1990 and together with GCO drilled three diamond drill holes. GCO drilled two additional diamond drill holes in 1992 and since that time there has been no additional drilling. Overall, 135 diamond drill holes with an aggregate depth of 26,236.6 m have been completed.

The geology of the Western Brooks Range area is divided by thrust sheets into allochthons. All of the deposits recognized to date lie within the Red Dog plate. Further, all of the zinc-lead deposits are hosted in the Kuna Formation. At the Lik deposit, these rocks strike north-south and dip about 25° to 40° to the west. The mineralized sequence is cut by a number of faults, but the Main Break Fault is probably most significant. It divides the Lik South and Lik North deposits.

Zazu is in the process of updating its database and completing fill-in drilling to convert the existing historical resource to a current mineral resource.

2 INTRODUCTION AND TERMS OF REFERENCE

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Mr. Michael Steeves and Mr. Gil Atzmon, of Zazu Metals Corporation (Zazu), to prepare an independent Technical Report on the Lik zinc-lead-silver deposit, located in northwestern Alaska. The purpose of this report is to support a public financing to meet expenditures and payments required under an agreement with Teck Cominco Limited (Teck Cominco - note that in this report, Teck Cominco refers to the parent company and various subsidiaries) to acquire an equity interest in the Lik deposit. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). Scott Wilson RPA visited the property on October 11, 2006.

The Lik deposit is a significant zinc-lead-silver deposit, located in the Red Dog camp (Figure 2-1). Much of the deposit is considered to be amenable to open pit mining. Currently, there is a camp and an airstrip on the property. Most of the diamond drill core from previous exploration is stored in a building on the property.

SOURCES OF INFORMATION

A site visit was carried out by Mr. Neil N. Gow, P.Geo., a Consulting Geologist associated with Scott Wilson RPA. The date of the visit was October 10 and 11, 2006. The area around the deposit was traversed. Drill hole collars were located and core storage areas were visited. Diamond drill core and diamond drill logs were compared.

Discussions were held with Mr. J. Britton, a Consulting Geologist based in Anchorage, Alaska. Mr. Britton was previously an employee with GCO Minerals Company (GCO) and has been associated with most aspects of the work on the Lik deposit since 1978. Mr. Britton continued to consult for GCO when required and has been retained in a similar capacity with Zazu.

The documentation reviewed, and other sources of information, are listed at the end of this report in Item 21 References.

LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the SI (metric) system. All currency in this report is US dollars (US$) unless otherwise noted.

μ	micron
°C	degree Celsius
°F	degree Fahrenheit
μg	microgram
A	ampere
a	annum
bbl	barrels
Btu	British thermal units
C$	Canadian dollars
cal	calorie
cfm	cubic metres per minute
cm	centimeter
cm^2	square centimeter
d	day
dia.	diameter
dmt	dry metric tonne
dwt	dead-weight ton
ft	foot
ft/s	foot per second
ft^2	square foot
ft^3	cubic foot
g	gram
G	giga (billion)
Gal	Imperial gallon
g/L	gram per litre
g/t	gram per tonne
gpm	Imperial gallons per minute
gr/ft^3	grain per cubic foot
gr/m^3	grain per cubic metre
hr	hour
ha	hectare
hp	horsepower
in	inch
in^2	square inch
J	joule
k	kilo (thousand)
kcal	kilocalorie
kg	kilogram
km	kilometre
km/h	kilometre per hour
km^2	square kilometre
kPa	kilopascal
kVA	kilovolt-amperes
kW	kilowatt
kWh	kilowatt-hour
L	litre
L/s	litres per second
m	metre
M	mega (million)
m^2	square metre
m^3	cubic metre
min	minute
MASL	metres above sea level
mm	millimetre
mph	miles per hour
MVA	megavolt-amperes
MW	megawatt
MWh	megawatt-hour
m^3/h	cubic metres per hour
opt, oz/st	ounce per short ton
oz	Troy ounce (31.1035g)
oz/dmt	ounce per dry metric tonne
ppm	part per million
psia	pound per square inch absolute
psig	pound per square inch gauge
RL	relative elevation
s	second
st	short ton
stpa	short ton per year
stpd	short ton per day
t	metric tonne
tpa	metric tonne per year
tpd	metric tonne per day
US$	United States dollar
USg	United States gallon
USgpm	US gallon per minute
V	volt
W	watt
wmt	wet metric tonne
yd^3	cubic yard
yr	year


Map Area
Kotzebue
Nome
Fairbanks
Alaska
Anchorage
N
LIK PROJECT
Red Dog Mine
Kivilina
Portsite
Noatak
Delong Mountains
Transportation System
Noatak River
Chukchi Sea
Kiana
Kobuk River
Ambler
Kobuk
Shungnak
Kotzebue
Noorvik
Selawik
Selawik River
Kotzebue Sound
Deering
Buckland
Buckland River
0 20 40 60 80 100
Kilometres
Zazu Metals Corporation
Lik Project
Northern Alaska, U.S.A.
Location Map
August 2007

Figure 2-1

3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Scott Wilson RPA for Zazu. The information, conclusions, opinions, and estimates contained herein are based on:

- Information available to Scott Wilson RPA at the time of preparation of this report,
- Assumptions, conditions, and qualifications as set forth in this report, and
- Data, reports, and other information supplied by Zazu and other third party sources.

For the purpose of this report, Scott Wilson RPA has relied on ownership information provided by Zazu. Scott Wilson RPA has not researched property title or mineral rights to the Lik property and expresses no opinion as to the ownership status of the property.

4 PROPERTY DESCRIPTION AND LOCATION

The Lik property is comprised of a contiguous group of 296 federal mining claims located in the sections listed in Table 4-1. The relative positions of the claims are shown on Figure 4-1.

TABLE 4-1 LOCATIONS OF THE LIK CLAIMS
Zazu Metals Corporation – Lik Deposit, Alaska

Section	Description
Section 36	T.33N., R.20W., K.R.M.
Sections 31 and 32	T.33N., R.19W., K.R.M.
Sections 1-4, 9-16, and 22-24	T.32N., R.20W., K.R.M.
Section 6	T.32N., R.19W., K.R.M.

These sections are located in U.S.G.S. Quadrangle Maps De Long Mountains A-2 and A-3. A list of the individual claims is attached in Appendix 1. The geographical coordinates of the Lik deposit are about 163° 12' W and 68° 10' N.

LAND TENURE

The Lik property federal claims are unpatented. The claims cover an area of 2,225 ha and have historically been divided into four groups: the Lik, Silk, Y and Z claim groups. Because the Lik property was selected by the State of Alaska subsequent to the staking of the federal claims, GCO has also staked state claims over the entire federal package. The joint venture has the option of relinquishing the federal claims and holding mineral rights under the state claims at some future date, if they choose. The property boundaries have been surveyed to avoid potential property conflicts with adjacent properties. The federal claims do not expire unless Zazu fails to make the rental payments discussed below. The location of the deposit, relative to the property boundaries, is shown on Figure 4-1. There are no existing tailings ponds, waste dumps or mine workings on the property at the present time. Sufficient space is available within the claims to include waste dumps and tailings ponds in the future.

Under an agreement with GCO effective as of June 28, 2007, Zazu has purchased GCO's entire 50% interest in the Lik property (and GCO's interest in the Lik Block Agreement) for the amount of $20 million.

The general relationships of the parties to the Lik Block Agreement (currently Zazu and Teck Cominco) are set out in the Lik Block Agreement dated October 17, 1984, as subsequently amended by letter agreement in 1993. A short form agreement of the Lik Block Agreement was recorded on January 22, 1998, at Book 95, Pages 331 to 370, Barrow Recording office. Under the amended agreement, Zazu holds the right to earn 60% of the 50% interest held by Teck Cominco (being a further 30% interest) provided that it spends approximately $40 million (being the initial $25 million required amount under the Lik Block Agreement, adjusted for inflation indexing and escalations). Should Zazu earn such additional 30% interest, Teck Cominco has a one time option to convert its remaining 20% interest in the property to a 2% net smelter royalty.

The Lik claims lie within an area of Alaska State selected land. While Zazu retains federal title to the claims, the surface rights owner to the Lik property is the federal government. Should Zazu convert its ownership to State claims, surface ownership would pass to the Alaska State government.

To retain the federal claims, Zazu is required to make annual payments of $125/federal claim. Thus the annual payment to cover the federal claims is $37,000/year. State claims also require the payment of an annual rental. For State claims, the rental is $25 for the first five years, $55 for the second five years and $130 for all subsequent years for each 40 acre claim and four times those amounts for each 160 acre claim. Property holders are also required to perform assessment work with the amount dependent on the area of the State claims. Assessment credits may be carried forward for a maximum of four years. If required, payments may be made in lieu of work to allow retention of the property.

Scott Wilson RPA has been advised that there are no known environmental problems associated with the property. No environmental problems were noted during the property visit.

The State of Alaska maintains a 'single window' system to permit exploration that covers all of the permits required for exploration. Zazu has all of the necessary permits to carry out the proposed exploration programs.


Silk Claims
Lik Claims
Lik Deposit
Y Claims
Z Claims
Su Deposit
N
0 250 500 750 1000
Metres
August 2007

Figure 4-1

Zazu Metals Corporation

Lik Project
Northern Alaska, U.S.A.

Property Map

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

Access to the property is by air to a company-built airstrip located on the property. Charter flights may be arranged from a number of sites in northwestern Alaska. The town of Kotzebue is located about 145 km from the deposit. Kotzebue is a seaport and is serviced by a regular air service from Anchorage. It is the centre for access to the nearby Red Dog zinc-lead-silver mine of Teck Cominco. The city of Anchorage is located about 950 km to the southeast of the deposit.

CLIMATE

Climatic data for the Lik deposit area are not available. The nearest location for which climatic data are available is the city of Kotzebue. As Kotzebue is adjacent to the ocean, the climatic data may not be entirely reliable as an indicator for conditions near the Lik deposit.

The average annual temperature at Kotzebue is -5.8°C. The average maximum temperature is -2.3°C and the average minimum temperature is -9.3°C. Seasonal extremes probably range between maxima of 25°C in summer to -50°C in winter. There is on average 22.8 cm of rain per year and snowfall of 1.2 m per year. Snowfalls are not extreme, but blowing snow may form significant drifts. Strong winds are a problem in most parts of Alaska.

Currently, diamond drilling is possible at Lik between June 1 and October 1. The existing constraint is water and the drills and the camp currently utilize surface water.

LOCAL RESOURCES

There are no local resources adjacent to the Lik deposit. The Red Dog Mine of Teck Cominco is located about 22 km southeast of the deposit. Potentially, concentrates might be moved along the access road from the Red Dog Mine to the port on the Chukchi Sea. This road, the De Long Mountains Transportation System (DTMS) road, is owned by the State of Alaska and is available for use by other industrial users.

The port has a shipping season of about 100 days. The current concentrate storage at the port site is at capacity and further storage facilities would have to be constructed if the Lik deposit comes into production.

INFRASTRUCTURE

There is a camp and airstrip located near the Lik deposit. The camp has been used periodically over the last ten years and will require some refurbishment when exploration recommences on the Lik deposit. The airstrip is about 1,300 m long and about 30 m wide. The strip is gravel surfaced and is capable of handling large, multi-engine planes.

PHYSIOGRAPHY

The exposures of the Lik deposit are located at about 245 m above sea level. West of the deposit, the land rises steeply to peaks about 700 m above sea level. To the southeast, the land slopes down to the Wulik River where the bottom of the valley is about 215 m above sea level. As noted above, there are no improvements on the Lik property. The supply of electric power, workforce accommodation, etc., would have to be developed. There is sufficient space for tailings and waste rock disposal. In all likelihood, there is sufficient water available for any proposed processing.

Locally, there is vegetation on the property consisting of tundra, grasses and low brush made up of willow, dwarf birch, and alder.

6 HISTORY

The Red Dog deposit was recognized in 1970 by Mr. I. Tailleur who was undertaking mapping in the De Long Mountains area on behalf of the United States Geological Survey (USGS). In 1975, attention was redrawn to this deposit by the U.S. Bureau of Mines, which was carrying out a mineral assessment in northwest Alaska. The 1975 announcement precipitated a staking rush throughout the De Long Mountains.

GCO, in joint venture with New Jersey Zinc Company (NJZ) and WGM Inc. (WGM) (the WAK Joint Operating Agreement), was involved in the staking rush. The group carried out stream geochemical sampling and reconnaissance for colour anomalies. Claims were staked in July 1976 to protect a stream geochemical anomaly on Lik Creek. Houston Oil and Minerals Exploration Company (HOMEX) replaced NJZ in the joint venture in 1976-77.

Diamond drilling commenced in 1977 and targeted a gossan with a coincident soil and electromagnetic (EM) anomaly. The first hole encountered massive lead-zinc-silver-bearing sulphides. By the end of 1977, the joint venture had completed 40 line-kilometres of ground geophysics, a soil sampling program, and ten diamond drill holes with an aggregate depth of 1,603 m. In 1978, further geological, geochemical and geophysical surveys were carried out, together with the drilling of another 79 diamond drill holes aggregating 10,680 m. A further 14 diamond drill holes with a total depth of 4,931.1 m were completed in 1979 and a mineral resource was estimated.

The WAK Joint Operating Agreement joint venture continued to work in the district in the period 1980 to 1983. The joint venture held a large number of claims outside the existing Lik block and work was concentrated on other targets in some of these years. However, some diamond drilling activity continued on the Lik property. The Lik Block Agreement was signed in 1984.

In 1984, Noranda Exploration, Inc. (Noranda) optioned the Lik property. Much of the Noranda activity was concentrated in the Lik North Area where ten diamond drill holes with an aggregate depth of 4,180.3 m were completed on four sections. Noranda also drilled holes in the Lik South deposit to better define "mineable high grade reserves". Noranda dropped its interest in the Lik property after a re-organization of its holdings in the United States.

Moneta Porcupine Mines Inc. (Moneta) optioned the property in 1990 and together with GCO completed three diamond drill holes aggregating 263.4 m. The purpose of the Moneta drilling was to obtain metallurgical samples, but there are no records of any significant Moneta metallurgical work. GCO drilled two additional diamond drill holes in 1992 and since that time there has been no additional drilling.

All of the diamond drill campaigns are summarized in Table 6-1.

TABLE 6-1 DIAMOND DRILLING CAMPAIGNS
Zazu Metals Corporation – Lik Deposit, Alaska

Year	Number of Holes	Aggregate Depth (m)	Company
1977	10	1,603.3	Managed by WGM
1978	79	10,680.2	Managed by WGM
1979	14	4,931.1	Managed by GCO
1980	3	202.1	Managed by GCO
1983	1	835.2	Managed by GCO
1984	6	1,643.5	Managed by GCO
1985	16	4,883.1	Managed by Noranda
1987	1	696.5	Managed by GCO
1990	3	263.4	Managed by Moneta
1992	2	283.5	Managed by GCO
Totals	**135**	**26,236.6**	

Several estimates of mineral resources and mineral reserves have been completed on the Lik deposit. The estimates judged by Scott Wilson RPA to be most reliable were the mineral resources for the Lik South deposit prepared by GCO in 1984 and by Noranda in 1985. The two estimates are presented in Table 6-2.

TABLE 6-2 HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK SOUTH DEPOSIT
Zazu Metals Corporation – Lik Deposit, Alaska

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density t/m^3
GCO	1984	5% Pb+Zn	22.04	8.88	3.08	49	3.21
Noranda	1985	7% Pb+Zn	10.85	10.51	3.42	n.a.	3.77

The most recent estimate of mineral resources for the Lik North deposit was prepared by Noranda following the completion of the 1985 diamond drilling campaign (Table 6-3). This estimate is based on significantly more information than prior estimates

TABLE 6-3 HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK NORTH DEPOSIT
Zazu Metals Corporation – Lik Deposit, Alaska

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density t/m^3
Noranda	1985	7% Pb+Zn	4.73	10.59	3.5	53	3.21

No metal prices or exchange rates were specified for the GCO or either of the Noranda estimates. The GCO estimate was prepared using polygonal methods, while the Noranda estimates were prepared using sectional methods. Both of these estimates are considered by Scott Wilson RPA to be historical estimates and are thought to be reliable at the present drilling density. The estimates are considered to be relevant as they give an estimate of the likely size of the two parts of the Lik deposit. Both the GCO and Noranda mineral resource estimates are unclassified.

In 1983, Pincock, Allen & Holt, Inc. (PAH) completed a feasibility study. The 1983 mineral resource estimate by PAH is not considered relevant by Scott Wilson RPA. The feasibility study was updated in 1989, but the resource statement was not revised at that time.

7 GEOLOGICAL SETTING

The following information on geological setting has been assembled from published information that is cited where appropriate.

REGIONAL GEOLOGY

The regional geology of the Western Brooks Range area is structurally complex. The sedimentary rocks of the area have been disrupted by thrust sheets or allochthons (Dumoulin et al., 2004) (Figure 7-1).

The Lik deposit and the other zinc-lead deposits of the Brooks Range, including Red Dog, are hosted in the Kuna Formation of the Lisburne Group (Figure 7-2). In the Western Brooks Range, the Lisburne Group includes both deep and shallow water sedimentary facies and local volcanic rocks. The rocks have been extensively disrupted by thrusting. The deep water facies of the Lisburne Group, the Kuna Formation, is exposed chiefly in the Endicott Mountains and the structurally higher Picnic Creek allochthons.

In the Red Dog plate of the Endicott Mountains allochthon, the Kuna Formation consists of at least 122 m of thinly interbedded calcareous shale, calcareous spiculite and bioclastic supportstone (the Kivilina Unit) overlain by 30 m to 240 m of siliceous shale, mudstone, calcareous radiolarite and calcareous lithic turbidite (Ikalukrok Unit). The Ikulukrok unit in the Red Dog plate hosts all of the massive sulphide deposits in the area. The Ikulukrok unit is carbonaceous, is generally finely laminated, and contains siliceous sponge spicules and radiolarians. Based on conodonts and radiolaria, the Kuna Formation is Osagean to Chesterian (late Early to Late Mississippian). The unit is thought to have formed in slope and basin settings characterized by anoxic or dysoxic bottom water.

The structural complexity of the Western Brooks Range resulted from Mesozoic convergence followed by further shortening in the Tertiary period. Young (2004) notes that the reconstructed Kuna Basin is a 200 km by >600 km feature.

LOCAL GEOLOGY

The Lik deposit is hosted in the Red Dog plate of the Endicott Mountains allochthon (Young, 2004). The term "allochthon" describes an assemblage of stratigraphically related rocks that overlies a large displacement thrust fault. The stratigraphically lowest rocks within the Red Dog plate belong to the Kayak Shale. The top of the Kayak Shale is interbedded with rocks of the Kuna Formation.

The Kuna Formation is divided into two units, the Kivilina Unit and the Ikalukrok Unit. In a district sense, the Kivalina Unit is up to 122 m thick and may have been deposited in a local fault-bounded depression. It includes laminated, black calcareous shale and thick-bedded, grey micritic limestone, grainstone and packstone. The Ikalukrok Unit varies in thickness across the district from 29 m to greater than 240 m. The unit has been divided into a lower laminated black shale sub-unit and an upper medium- to thick-bedded black chert sub-unit. The shale is siliceous and carbonaceous and has reported mean concentrations of 74% to 77% SiO_2 and >4% C_{org}. Distal to proximal carbonate turbidite is an important component of the shale sub-unit.

PROPERTY GEOLOGY

The Lik deposit is hosted in the upper part of the Ikalukrok Unit of the Kuna Formation. At Lik, the immediate host rocks are carbonaceous and siliceous black shale, with subordinate black chert and fine-grained limestone. These rocks strike broadly north-south and dip at about 25° to 40° to the west (Figure 7-3). The massive sulphides are overlain conformably by rocks of the Siksikpuk Formation. The sequence is overridden by allochthonous rocks that form high hills north and west of the deposits.

The mineralized sequence is cut by a number of faults. The most significant disruption is the Main Break Fault (Figure 7-2), which drops the northern end of the Lik deposit down about 150 m. It is unclear whether there is a change in strike north of the fault, or whether the change is more apparent due to topography. The Main Break Fault strikes east-west and dips north at about 60°.

There is another group of steeper faults that tend to strike northerly or northwesterly and which are interpreted as being both normal and reverse with throws of up to 100 m.


Syncline
Anticline, with plunge
Overturned anticline
Overturned syncline
Thrust fault
Normal fault
Unspecified fault
68°15'N
164°00'W
Western facies
Road Corridor facies
Key Creek sensu stricto
Wrench Ck. fault
Sivukat Mtn. fault
N
10 km
Misheguk Mtn. (allochthon)
Copter Peak
Ipnavik River - Ipnavik plate
Kelly River
3A - Amphitheatre plate
3C - Chimney plate
3K - Kelly plate
3W - Wulik Peaks plate
Picnic Creek
2A - Amaruk plate
2W - Wulik plate
Endicott Mts.
1a - Red Dog plate
1b - Key Creek plate
Wolverine Creek plate
Okpikruak Fm. contains olistostromes
Kuna-Hosted Zinc-Lead-Iron
A Red Dog deposits
B Anarraaq
C Aktigiruq
D Upper Wulik
E SUDS (deep)
F SUDS (shallow)
G SU-LIK
H Bear
I Fritz
J Ferric Creek
K OAK
L TAK
M Competition Creek
N TUT
O ORE
Kuna-Hosted Barite
P Gull Creek
Q Moil-Wolf Creek
R SU
Endicott Group Zinc-Lead-Iron
S Anomaly Creek
T Grizzly
U Robinson Creek
V Lucky
W Weasel Creek
X Lightning Creek
Figure 7-1
Zazu Metals Corporation
Lik Project
Northern Alaska, U.S.A.
Regional Geology
August 2007
Source: L. E. Young, Economic Geology, Vol. 99, 2004.


Lower Cretaceous
OKPIKRUAK Fm.
+365m
Lower Cretaceous
to Jurassic
IPEWIK Fm.
near Red Dog +20(?)m
average 6(?)m
Middle Jurassic
to
Lower Triassic
OTUK FORMATION
46m
SIKSIKPUK Fm.
Lower Triassic
to
Pennsylvanian
near Red Dog 76m
average 68m
Orange Cherty Unit
(11m)
Middle or Lower
Pennsylvanian (?)
Barite
Zn - Pb
Ikalukrok Unit
(120m)
KUNA
FORMATION
Upper to
Lower Mississippian
+242m
Kivalina Unit
(+122m)
Lower Mississippian
to Upper Devonian
NOATAK
SANDSTONE
base is a
thrust fault
Light Chert
Dark Chert
Limestone
Black Shale
Light Shale
Sandstone / Siltstone
Conglomerate
Zazu Metals Corporation
Lik Project
Northern Alaska, U.S.A.
Stratigraphic Section
August 2007
Figure 7-2


Legend:
Undifferentiated flysch deposits
Undifferentiated cherts
Kuna Formation
Massive sulphide horizon
Diamond drill hole
Lead soil geochemistry anomaly
Silver soil geochemistry anomaly
Allochthonous Thrust Blocks
Main Break Fault
Camp
Section 1400N
Section 800N
L-1 Fault
L-2 Fault
L-3 Fault
L-4 Fault
Airstrip
Lik Claims
SU Claims
N
0 100 200 300 400 500
Metres
August 2007

Figure 7-3

Zazu Metals Corporation

Lik Property

Northern Alaska, U.S.A.

Property Geology

8 DEPOSIT TYPES

The Lik deposits are examples of a large group of deposits broadly referred to as sediment-hosted zinc-lead-silver deposits. Cox and Singer (1992) described the deposit type thus:

> *Stratiform basinal accumulations of sulphide and sulphate minerals interbedded with euxinic marine sediments form sheet- or lens-like tabular bodies up to a few tens of metres thick and may be distributed through a stratigraphic interval over 1,000 m.*

The model covers a large group of deposits that have been divided into subtypes that include Broken Hill-type, Mount Isa-type, and others. Water depth of the host units may be variable, the rock types are variable and the depositional environment may vary from lacustrine to deep water marine.

Historically, the deposits have been regarded as syngenetic, but more recent studies appear to demonstrate that many of the deposits are diagenetic. In the case of Red Dog, evidence that the deposits are partially syngenetic and partially diagenetic has been described by Moore et al. (1986).

Typically, metallurgical recovery is affected by post-depositional events. Deposits subjected to higher metamorphic grades typically have higher metallurgical recoveries. However, the post-depositional events may dismember the deposit and lower the quality of the recoverable zinc concentrate.

9 MINERALIZATION

The Lik deposit is a stratiform zinc-lead-silver deposit. The deposit is continuous outside the Lik property onto the adjacent Teck Cominco property to the south. The southern continuation of the Lik deposit is referred to as the Su deposit, lying on the Su property.

Within the Lik property, the deposit is divided into two parts by the Main Break Fault. The main part of the deposit within the existing claims is referred to as the Lik South deposit. As presently tested, the Lik South deposit is about 1,100 m long and about 600 m wide. It has been tested down dip to a depth of about 150 m to 200 m. North of the Main Break Fault, the Lik North deposit is about 700 m long and about 350 m wide. It has been tested down dip to a depth of about 300 m.

The deposits strike broadly northerly and dip westerly at about 25° to 40°. The mineralization comprises irregular, stratiform lenses. The mineralogy of the sulphides is simple and comprises pyrite, marcasite, sphalerite, and galena, with rare tetrahedrite, bournonite and boulangerite. Gangue minerals include quartz (as chert), clay minerals, carbonate and barite. Noranda recognized six different ore types in its logging of drill core (Scherkenbach et al., 1985). Sulphide grain sizes and grades vary between different ore types. Maximum sphalerite grain size is about 100 microns. Typical drill sections for the Lik South and Lik North deposits are shown on Figures 9-1, 9-2 and 9-3.

Typical grades of mineralized intersections within the Lik deposit are listed in Table 9-1.

TABLE 9-1 TYPICAL MINERALIZED INTERSECTIONS
Zazu Metals Corporation – Lik Deposit, Alaska

Hole No.	From (m)	To (m)	Length (m)	Zn%	Pb%	Ag g/t
5	54.56	78.79	24.23	19.72	6.27	126.5
16	80.16	94.49	14.33	21.67	7.01	230.4
21	129.54	135.33	5.79	7.07	1.88	8.6
24	40.87	50.14	9.27	11.09	1.44	51.1
31	21.49	34.75	13.26	9.07	2.69	6.9
38	45.90	63.76	17.86	8.13	1.80	48.0
38	70.53	87.75	17.22	8.92	2.08	28.8
43	35.66	40.69	5.03	17.66	3.62	8.6
43	60.96	80.28	19.32	9.07	2.49	47.7
43	84.73	91.04	6.31	21.07	5.95	111.4
55	114.0	125.88	11.89	8.15	2.42	205.7
68	32.31	53.43	21.12	13.34	2.85	56.9
79	15.85	31.33	15.48	9.14	2.66	37.0

Previous work by GCO determined that sulphides were deposited in four distinct cycles. The cycles are better developed close to the likely hydrothermal source of the mineralizing fluids. Individual cycles may be quite thin near the margins of the deposit and the thickest accumulation in a single cycle noted to date is about 13.7 m. The base of a sulphide cycle begins abruptly with the deposition of sphalerite, galena and pyrite. Typically, the highest grades are found at or within a few metres of the base of a sulphide cycle. Massive or finely bedded zinc- and galena-rich sulphides decrease in grade upward within a cycle. Pyrite increases relative to sphalerite and galena, forming bands of massive or colloform pyritic sulphides. Higher in the cycle, pyrite decreases to 10% to 20% and forms nodular or colloform semi-massive pyrite layers interbedded with black chert or strongly silicified black claystone. The tops of the cycles generally contain the highest marcasite concentrations. Locally, another cycle begins before the earlier cycle is finished. Lateral variations appear to mimic the vertical variations.

While brecciated sulphides are common in high-grade areas, they do not form a large percentage of the overall sulphide mass. Individual breccia zones vary in thickness from a few centimetres to a few metres. The origin of the brecciation is not clear, but at least some of it is judged to be primary.


Baseline
400m
300m
200m
100m
0m(sea level)
surface
overburden
DDH-49
DDH-86
DDH-89
2.92, 3.83, 20.6 / 3.5
0.97, 3.11, 21.2 / 3.2
1.21, 1.84, 3.1 / 5.2
2.5, 12.6, 44.6 / 5.8
2.31, 9.9, 9.5 / 13.6
0.64, 2.98, 25.1 / 3.0
1.33, 8.61, 5.1 / 7.2
1.26, 9.62, 8.9 / 32.1
4.04, 5.06, 2.4 / 12.5
1.18, 1.53, 3.5 / 7.3
2.28, 8.61, 3.8 / 18.2
71.62m
94.79m
119.48m
L-1
L-2
L-3
L-4
0 20 40 60 80 100
Metres
Legend:
Gossan
Undifferentiated cherts
Kuna Formation
Mineralization (>5% Pb+Zn)
Mineralization (<5% Pb+Zn)
Diamond drill hole
1.18, 1.53, 3.5 / 7.3
Intersection
%Pb, %Zn, g/t Ag / metres
Fault
Thrust fault
Figure 9-1
Zazu Metals Corporation
Lik Property
Northern Alaska, U.S.A.
Cross Section 800N
August 2007


Baseline
400m
300m
200m
100m
0m(sea level)
surface
overburden
mudstone
breccia
DDH-17
DDH-14
DDH-12
DDH-11
DDH-5
DDH-13
DDH-84
DDH-74
9.47, 0.23, 27.8 / 5.8
1.80, 0.47, 37.7 / 6.7
0.82, 3.13, 3.4 / 2.2
4.82, 7.17, 4.5 / 9.6
4.33, 13.1, 1.4 / 11.2
0.34, 1.26, 3.8 / 1.1
1.89, 3.76, 20.2 / 4.9
6.27, 19.72, 133.7 / 24.2
6.55, 0.44, 10.6 / 2.0
45.7m
50.3m
1.54, 6.8, 3.1 / 12.8
1.19, 4.85, 2.1 / 3.4
3.48, 1.89, 29.8 / 3.4
5.41, 14.72, 412.1 / 14.9
2.5, 12.6, 44.6 / 5.8
0.36, 2.04, 68.6 / 6.2
121.0m
110.0m
98.8m
154.8m
L-1
L-2
L-3
0 20 40 60 80 100
Metres
Legend:
Gossan
Undifferentiated cherts
Kuna Formation
Mineralization (>5% Pb+Zn)
Mineralization (<5% Pb+Zn)
Diamond drill hole
1.18, 1.53, 3.5 / 7.3
Intersection
%Pb, %Zn, g/t Ag / metres
Fault
Thrust fault
August 2007
Zazu Metals Corporation
Lik Property
Northern Alaska, U.S.A.
Cross Section 1400N

Figure 9-2


Baseline
400m
300m
200m
100m
0m(sea level)
DDH-110
DDH-109
surface
DDH-108
DDH-26
overburden
DDH-1
(70.4m S)
1.60, 6.25, 28.8 / 27.9
1.81, 10.06, 1.4 / 3.2
1.09, 9.00, 7.2 / 4.6
166.7m
185.9m
3.50, 5.02, 103.2 / 14.0
1.77, 9.27, 100.8 / 17.2
4.29, 8.54, 71.3 / 26.5
4.05, 10.73, 24.3 / 7.3
2.04, 8.52, 83.0 / 13.0
228.9m
252.1m
289.6m
Main Break Fault
0 20 40 60 80 100
Metres
Legend:
Gossan
Undifferentiated cherts
Kuna Formation
Mineralization (>5% Pb+Zn)
Mineralization (<5% Pb+Zn)
Diamond drill hole
1.18, 1.53, 3.5 / 7.3
Intersection
%Pb, %Zn, g/t Ag / metres
Fault
Thrust fault
August 2007
Zazu Metals Corporation
Lik Property
Northern Alaska, U.S.A.
Cross Section 4000N

Figure 9-3

10 EXPLORATION

There has been no recent exploration on the Lik property and none by Zazu. Details of the previous exploration are discussed above under Item 6 History.

11 DRILLING

There has been no recent drilling on the Lik property and none by Zazu. Details of previous drilling campaigns are discussed above under Item 6 History.

Diamond drilling has been carried out by different drilling contractors. As discussed under Item 6 History, the main period of drilling was from 1977 to 1979. A subsequent period of drilling was completed by Noranda in 1984 to 1985, and Moneta completed a small program of drilling in 1990. GCO completed small diamond drilling programs in 1987 and 1992.

The initial ten diamond drill holes were B-wireline and essentially all subsequent drill holes were N-wireline. Core recoveries were typically high within the massive sulphides, but lower, more variable recoveries were obtained in the unmineralized and weakly mineralized sections.

Core from the different drilling campaigns is stored in a core storage building at the Lik camp, apart from the core for the first 10 holes that is stored in a warehouse in Anchorage.

12 SAMPLING METHOD AND APPROACH

The entire core obtained from the Lik deposit was logged on site at the Lik camp. All of the core containing sulphide mineralization was sawn using diamond saws and half of the core was sent for assay. Reference samples were not included in the sample stream. The unused core for all but the first ten holes is stored on site. The core for the initial ten holes is stored in a warehouse in Anchorage.

An examination of diamond drill logs indicates that sample lengths in massive sulphides were typically from 0.6 m to 0.9 m. Occasionally, sample lengths in massive sulphides were up to 1.83 m. Sample lengths up to 2.44 m and 2.74 m were seen. Sample lengths were probably controlled by geology and the location of depth markers in the core boxes. Sampling appears to have been completed diligently. There are, however, insufficient data to determine whether sampling bias may have been introduced.

13 SAMPLE PREPARATION, ANALYSES AND SECURITY

Essentially all of the samples were assayed by Bondar Clegg Laboratory Group (Bondar Clegg) of Vancouver. At various times, the laboratory maintained preparation facilities in Alaska, in Anchorage and Fairbanks. In the initial years, when the bulk of the drilling was completed, it is understood that sample preparation and analysis were carried out in Vancouver. Bondar Clegg was not a registered laboratory at the time this work was carried out. However, Bondar Clegg was a recognized, reputable laboratory at the time and was experienced in the use of atomic absorption spectrometry (AAS).

Since the time of the analytical work on the Lik deposit, Bondar Clegg has been acquired by ALS Chemex. In discussions with ALS Chemex, it was learned that specific details of the protocols for the period 1978 to 1990 are not available. A representative of ALS Chemex indicated that it is unlikely that the protocols were different from those in use now. The likely protocols included:

- The entire sample is crushed.
- A 250 g sample is split and pulverized.
- A 1 g sample is digested for analysis by atomic absorption spectrometry (AAS).

As the entire core was logged and sampled in an isolated field camp, security was not a major concern because access to the camp was closely controlled. It is noted that four different companies have completed drilling programs at Lik and all of them have obtained consistent results. It is considered that the work to date was completed to industry standards in use at the time of the work. Sample preparation was completed in the assay laboratory. No sample preparation was completed on site.

14 DATA VERIFICATION

Scott Wilson RPA did not complete any independent sampling of Lik core. The reasons for this are as follows:

- Much of the core contains marcasite that has oxidized, fragmenting the core.
- Little opportunity exists for resampling in the field because there is no power to run saws on the property.
- The presence of sphalerite and galena may be determined visually.

It should be noted that diamond drilling and sampling has been carried out and supervised by different companies including WGM, GCO, Noranda, and Moneta.

Original assay certificates from Bondar Clegg are stored in the GCO warehouse in Anchorage. From the original certificates, it is apparent that GCO did not include either reference samples or blanks. No records of duplicate assays in other laboratories were seen. The laboratory did not report the use of internal reference samples; however, internal reference samples were most likely used. These results are only reported if requested by the client.

15 ADJACENT PROPERTIES

Teck Cominco holds the southern extension of the Lik deposit. Teck Cominco refers to the extension area as the Su property and the mineralization as the Su deposit. Historically, Teck Cominco has not released mineral resource estimates for the Su deposit. The July 1998 issue of Engineering & Mining Journal (Volume 199, Issue 7, p. 22) discussed Teck Cominco's acquisition of a 50% interest in the Lik deposit from Echo Bay Mines Ltd. The article noted that the Su deposit contained 'a resource of 17 million tonnes grading 10% combined lead and zinc'. These historical mineral resources predate NI 43-101 and have not been reviewed by Scott Wilson RPA and are not a reliable estimate of mineralization on the Lik property.

Depending on the level of district exploration being carried out by Teck Cominco, the large Red Dog property may be considered an adjacent property. The Red Dog camp includes several different deposits, for which the published resources are in Table 15-1.

TABLE 15-1 RED DOG CAMP MINERAL RESOURCES AND MINERAL RESERVES

Deposit	Tonnes (million)	Zn%	Pb%	Ag g/t
Proven and Probable Reserves	68.7	17.5	4.6	n.a.
Indicated Mineral Resources	7.7	18.9	5.4	n.a.
Inferred Mineral Resources	30.2	15.5	4.5	n.a

Notes: 1. These data were drawn from the 2006 Annual Information Form – Teck Cominco Limited.

Scott Wilson RPA has been unable to verify the above information, which is not necessarily indicative of the mineralization on the Lik property.

16 MINERAL PROCESSING AND METALLURGICAL TESTING

Initial metallurgical sampling was carried out by Colorado School of Mines (CSM) and Dawson Metallurgical Laboratories (Dawson) in the period 1978 to 1980. The results of the work at CSM are considered to be unreliable because of oil contamination of the samples during core cutting. A lack of progress on the testing at Dawson resulted in the termination of the test work because there was a recognition that the sample had oxidized to a point where it was not useable for testing.

Subsequently, GCO arranged for new drilling and enhanced core handling to obtain better quality metallurgical samples. The selection methodology for these samples is unclear, and it is uncertain whether the results are representative for the deposit. The test work was completed by Mr. H. Hartjens, Metallurgical Consultant of Sun City, Arizona. Grinding tests showed the results set out in Table 16-1. Test charges of 1,000 g were ground at 62% solids in a mill charged with 9.15 kg rods for periods from 26 to 45 minutes.

TABLE 16-1 GRINDING TEST RESULTS
Zazu Metals Corporation - Lik Deposit, Alaska

	Grinding Time				
	26	30	35	40	45
% Wt +200 mesh	16.8	7.8	2.1	0.6	-
% Wt +350 mesh	22.7	22.0	15.7	9.4	4.9

Three composite samples were tested with analyses as listed in Table 16-2.

TABLE 16-2 ASSAYS OF HEAD SAMPLES
Zazu Metals Corporation - Lik Deposit, Alaska

Sample No.	g/t Ag	Pb%	Zn%	Fe%	S%
Composite 2A	247	8.3	22.7	14	27.2
Composite 6A	58	1.8	8.4	16	18.8
Composite 7A	51	1.1	5.3	15	16.5

Ground pulps were placed in a 2.6 litre Agitair laboratory flotation machine and conditioned and floated operating at 1,100 revolutions per minute (RPM).

Based on the work he completed, Hartjens (1981) concluded that the following results can be achieved in plant operation:

Composite 6A	Pb Conc.	+70% Pb, 80-82% recovery
	Zn Conc.	52% Zn, 78-79% recovery
Composite 2A-6A	Pb Conc.	+70% Pb, 87% recovery
	Zn Conc.	55% Zn, 88% recovery
Composite 7A	Pb Conc.	+70% Pb, 75% recovery
	Zn Conc.	52% Zn, 87% recovery

This work indicated that about 83% of the zinc could be recovered in a zinc concentrate assaying 52% Zn and about 80% of the lead could be recovered in a concentrate assaying about 70% Pb. Some payable silver is contained in the lead concentrate, although silver recovery was low. Hartjens (1981) considered that silver may be reporting with pyrite in the tails. Further testing was recommended.

Moneta commenced further metallurgical testing in 1990. The work completed was preliminary in nature and the results generated were not complete.

17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

There are no current mineral resources for the Lik property. Zazu is in the process of updating its database and completing fill-in drilling to convert the existing historical resource to a current mineral resource.

18 OTHER RELEVANT DATA AND INFORMATION

Scott Wilson RPA does not know of any other information relevant to this report.

19 INTERPRETATION AND CONCLUSIONS

On June 28, 2007, Zazu entered into an agreement with GCO to purchase GCO's entire 50% equity interest in the Lik property (and GCO's interest in the Lik Block Agreement with Teck Cominco) for $20 million. Additionally, Zazu has the right under the terms of the Lik Block Agreement to raise its interest to 80% by carrying out approximately $40 million of qualifying expenditures (being the initial figure under the Lik Block Agreement of $25 million, as adjusted for inflation indexing and escalations) prior to 2018.

The Lik deposit was drill tested in the late 1970s and early 1980s and sporadically through the early 1990s. No additional drilling has been done since that time. The deposit is divided by faulting into two parts: Lik South and Lik North. Much of the Lik South deposit is shallow and considered to be amenable to open pit mining. The Lik North deposit is relatively deeper. Several feasibility studies have been carried out on the Lik deposit, but they are considered to be out of date.

Over the period of exploration, a number of mineral resource estimates were prepared for the Lik deposits prior to the introduction of NI 43-101 and are considered to be historical mineral resource estimates under Section 2.4 of NI 43-101. Scott Wilson RPA has judged that the most reliable mineral resource estimates for the Lik South deposit were those prepared by GCO in 1984 and Noranda in 1985 (Table 19-1). These estimates are based on the results of about 100 diamond drill holes.

TABLE 19-1 HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK SOUTH DEPOSIT
Zazu Metals Corporation – Lik Deposit, Alaska

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density t/m^3
GCO	1984	5% Pb+Zn	22.04	8.88	3.08	49	3.21
Noranda	1985	7% Pb+Zn	10.85	10.51	3.42	n.a.	3.77

The most recent estimate of mineral resources for the Lik North deposit was prepared by Noranda following the completion of the 1985 diamond drilling campaign. This estimate is based on about 15 diamond drill holes, significantly more information than prior estimates. The results of the Noranda estimate are shown in Table 19-2.

TABLE 19-2 HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK NORTH DEPOSIT
Zazu Metals Corporation – Lik Deposit, Alaska

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density t/m^3
Noranda	1985	7% Pb+Zn	4.73	10.59	3.5	53	3.21

No metal prices or exchange rates were specified for the GCO or either of the Noranda estimates. The GCO estimate was prepared using polygonal methods, while the Noranda estimate was prepared using sectional methods. Both of these estimates are considered by Scott Wilson RPA to be historical estimates and are thought to be reliable at the present drilling density. The estimates are considered to be relevant as they give an estimate of the likely size of the two parts of the Lik deposit. Neither of the estimates included a classification of the various tonnages.

20 RECOMMENDATIONS

Zazu personnel have prepared a proposed program of exploration based on a summer field season. The program includes a significant amount of diamond drilling, as well as metallurgical studies, geophysics, and database development. This project requires the development of a GIS database and digitization of earlier data. Estimated costs of the proposed programs are set out in Table 20-1.

TABLE 20-1 RECOMMENDED EXPLORATION PROGRAM AND COSTS
Zazu Metals Corporation - Lik Deposit, Alaska

Item	US$
Stage 1	
1. Costs (Total includes Project Manager, Camp Manager, two labourers, cook, and four diamond drillers).	220,000
2. Camp construction	160,000
3. Diamond drill purchase	280,000
4. Travel costs	20,000
5. Tools and supplies	90,000
6. Fuel	107,000
7. Freight and haulage	90,000
8. Metallurgical studies	300,000
9. Database development	100,000
10. Diamond drilling (3,500 m at $165/m)	578,000
11. Assays	15,000
12. Environmental studies	50,000
Subtotal	2,010,000
Contingency (10%)	201,000
Stage 1 Total	**2,211,000**
Stage 2	
1. Diamond drilling (20,000 m @ $190/m)	3,800,000
2. Helicopter support	750,000
3. Assays	90,000
4. Geophysical surveys	60,000
5. Environmental studies	65,000
6. Feasibility study	600,000
	5,365,000
Contingency (10%)	537,000
Stage 2 Total	**5,892,000**
Total Stages 1 and 2	**8,103,000**

The Stage 1 work involves the collection and testing of metallurgical samples. Stage 2 work consists of follow-up drilling of the deposit and is intended to be complementary to the results of the Stage 1 work.

Scott Wilson RPA has reviewed the proposed program and budget and believes them to be reasonable.

21 REFERENCES

Ayuso, R.A., et al., 2004, Origin of the Red Dog Zn-Pb-Ag deposits, Brooks Range, Alaska: Evidence from Regional Pb and Sr Isotope Sources. Econ. Geol. Vol. 99, pp. 1533-1553.

Boniwell, J.B., 1979, The Geophysical Approach in the Delong Mountains Project, Alaska; Past Surveys and Future Possibilities. Report by Excalibur International Consultants Ltd. for General Crude Oil Corp.

Cooper, W.G., 1986, Report on 1985 Geophysical Surveys over the Lik Deposit and Review of 1978-1984 Geophysical Data, Delong Mountains Project, Alaska. Report for Noranda Exploration Inc.

Cox, D.P. and Singer, D.A., 1992, Mineral Deposit Models. U.S. Geological Survey Bulletin 1693.

Dumoulin, J.A. et al., 2004, Depositional Setting, Correlation and Age of Carboniferous Rocks in the Western Brooks Range, Alaska. Econ. Geol. Vol. 99, pp. 1355-1384.

Frederickson, R.S, et al, 1979, Annual Progress Report, 1978, Wulik River Deposit (Lik Property, War-4 Project, Volume 1. Report by WGM Inc.

Hartjens, H., 1981, Laboratory Differential Flotation Studies on Drill Core Composites from the Lik Pb-Zn-Ag Ore Deposit of the G.C.O. Minerals Company. Report for G.C.O. Minerals Company.

Kennedy, D.S., Johnson, C. and Hicks, R., 1979, Delong Mountains Project, 1979, Annual Progress Report, Volume 1. Report for GCO Minerals Company.

Kennedy, D.S. and Hicks, R.W., 1984, Delong Mountains Project, 1983, Annual Progress Report, Volume 1. Report for GCO Minerals Company.

Leach, D.L., et al, 2004, Nature of Hydrothermal Fluids at the Shale-Hosted red Dog Zn-Pb-Ag Deposits, Brooks Range, Alaska. Econ. Geol. Vol. 99, pp. 1449-1480.

Moore, D.W., et al, 1986, Geologic Setting and Genesis of the red Dog Zinc-Lead-silver Deposit, Western Brooks Range, Alaska. Econ. Geol. Vol. 99, pp. 1696-1727.

Scherkenbach, D.A., Hahn, G.A. and Lown, D.J., 1985, Lik-Delong Mountains Project, 1985 Annual Progress Report. Report for Noranda Exploration, Inc.

Slack, J., et al, 2004, Paleozoic Sedimentary Rocks in the Red Dog Zn-Pb-Ag District and Vicinity, Western Brooks Range, Alaska: Provenance, Deposition, and Metallogenic Significance. Econ. Geol. Vol. 99, pp. 1385-1414.

Young, L., 2004, A Geologic Framework for Mineralization in the Western Brooks Range, Alaska. Econ. Geol. Vol. 99, pp. 1281-1306.

22 SIGNATURE PAGE

This report titled 'Technical Report on the Lik Deposit, Northern Alaska' and dated August 20, 2007, was prepared and signed by the following author:

(Signed & Sealed)

Dated at Toronto, Ontario
August 20, 2007

Neil N. Gow, B.Sc.(Hons.), P.Geo.
Consulting Geologist

23 CERTIFICATE OF QUALIFICATIONS

NEIL N. GOW

I, Neil N. Gow, P.Geo., as the author of this report entitled "Technical Report on the Lik Deposit, Northern Alaska" prepared for Zazu Metals Corporation and dated August 20, 2007 (the Technical Report), do hereby certify that:

1. I am Consulting Geologist associated with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2. I am a graduate of the University of New England, Armidale, Australia in 1966 with a B.Sc.(Hons.).

3. I am registered as a Professional Geologist in the Province of Ontario (Reg.#433). I have worked as a geologist for a total of more than 40 years since my graduation. My relevant experience for the purpose of the Technical Report is:

    - Senior Mine Geologist, New Broken Hill Consolidated Mine, Broken Hill, NSW
    - Geological exploration in the Selwyn Basin, Yukon, for zinc-lead deposits.
    - Evaluation of the Jason deposits, Macmillan Pass, YK.

4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5. I visited the Lik property on October 10 to 11, 2006.

6. I am responsible for overall preparation of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.4 of NI 43-101.

8. I have had no prior involvement with the property that is the subject of the Technical Report.

9. I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10. To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 20th day of August, 2007

(Signed & Sealed)

Neil N. Gow, B.Sc.(Hons.), P.Geo.

24 APPENDIX 1

LIK FEDERAL CLAIMS

Unpatented Federal Claims

District Name of Claim	BLM Serial Number	Barrow Recording Book	 Page(s)
Lik 2019 Fraction	FF-31433	16	96-98
Lik 2020-2030	FF-29421 through FF-29431	7	900-932
Lik 2031 Fraction	FF-31434	16	99-100
Lik 3019 Fraction	FF-31435	16	101-102
Lik 3020-3030	FF-29432 through FF-29442	7	933-965
Lik 3030A Fraction	FF-39283	24	521-523
Lik 3031	FF-29443	20	521
Lik 3032-3034	FF-29444 through FF-29446	7	969-977
Lik 4019 Fraction	FF-31436	20	524
Lik 4020-4021	FF-25700 through FF-25701	20	525-526
Lik 4022	FF-25702	24	524-526
Lik 4023-4026	FF-29447 through FF-29450	7	979-989
Lik 4027-4029	FF-29451 through FF-29453	20	527-529
Lik 4030-4032	FF-29454 through FF-29456	20	531-533
Lik 4033-4034	FF-29457 through FF-29458	20	535-536
Lik 5023-5026	FF-29459 through FF-29462	8	13-24
Lik 5027-5029	FF-29463 through FF-29465	20	537-539
Lik 5030	FF-29466	20	541
Lik 5031	FF-29467	20	543
Lik 5032-5034	FF-29468 through FF-29470	20	545-547
Lik 5035	FF-25703	20	548
Lik 5035X Fraction	FF-25704	24	527-529
Lik 5036-5043	FF-25705 through FF-25712	20	549-556
Lik 6020 Fraction	FF-31437	16	105-106
Lik 6021 Fraction	FF-31438	16	107-108
Lik 6022	FF-31439	16	109-110
Lik 6023-6029	FF-29471 through FF-29477	8	49-69
Lik 6030-6032	FF-29478 through FF-29480	20	562-564
Lik 6033-6043	FF-25717 through FF-25727	20	565-575
Lik 7020-7021	FF-31440 through FF-31441	16	111-114
Lik 7022-7025	FF-25732 through FF-25735	7	450-453
Lik 7026	FF-25736	24	533-535
Lik 7027-7029	FF-25737 through FF-25739	20	455-457
Lik 7030-7031	FF-25740 through FF-25741	24	536-541
Lik 7032	FF-25742	20	581
Lik 7033	FF-39286	20	582

Y 111-112	FF-31442 through FF-31443	16	121-124
Z 320-322	FF-31444 through FF-31446	16	125-130
Silk 33	FF-26533	8	242-243
Silk 34-42	FF-26534 through FF-26542	8	244-252
Silk 118-142	FF-26559 through FF-26583	8	269-293
Silk 216-228	FF-26600 through FF-26612	8	310-322
Silk 229-230	FF-26613 through FF-26614	8	323-326
Silk 231-242	FF-26615 through FF-26626	8	327-338
Silk 316-326	FF-26639 through FF-26649	8	351-361
Silk 327-329	FF-26650 through FF-26652	8	362-367
Silk 330-342	FF-26653 through FF-26665	8	368-380
Silk 411-426	FF-26669 through FF-26684	8	384-399
Silk 427	FF-26685	8	400-401
Silk 428-437	FF-26686 through FF-26695	8	402-411
Silk 511-533	FF-26696 through FF-26718	8	412-434
Silk 611-633	FF-26719 through FF-26741	8	435-457
Silk 711-733	FF-26742 through FF-26764	8	458-480


NOVA SCOTIA

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

Zazu Metals Corporation

Receipt for a Preliminary Prospectus dated October 17, 2007 relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this 18th day of Ocotber, 2007.

"J. William Slattery"

J. William Slattery, C.A.
Deputy Director, Corporate Finance

NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project #1169461

AMENDED TECHNICAL REPORT ON THE LIK DEPOSIT, NORTHERN ALASKA, U.S.A.

PREPARED FOR ZAZU METALS CORPORATION

NI 43-101 Report

Author:
Neil N. Gow, B.Sc. (Hons.), P.Geo.

August 20, 2007
Amended October 29, 2007


Scott
Wilson


RPA

SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

TABLE OF CONTENTS

LIST OF TABLES

PAGE

LIST OF FIGURES

PAGE

1 SUMMARY

EXECUTIVE SUMMARY

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Mr. Michael Steeves and Mr. Gil Atzmon, of Zazu Metals Corporation (Zazu), to prepare an amended independent Technical Report on the Lik zinc-lead-silver deposit, located in northwestern Alaska. The purpose of this report is to support a public financing to meet expenditures and payments required under an agreement with Teck Cominco Limited (Teck Cominco - note that in this report, Teck Cominco refers to the parent company and its various subsidiaries) to acquire up to an 80% equity interest in the Lik property. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). Scott Wilson RPA visited the property on October 11, 2006. The report is an amendment of a previous report dated August 20, 2007. This amended report is prepared at the request of the client to include new information arising from a diamond drilling program completed in the 2007 field season.

Zazu has concluded an agreement with GCO Minerals Company (GCO) dated June 28, 2007, whereby Zazu has purchased a 50% interest in the Lik deposit (and GCO's interest in the Lik Block Agreement with Teck Cominco) for $20 million. As a result, Zazu currently owns a 50% equity interest in the Lik property, with the remaining interest held by Teck Cominco. Under the Lik Block Agreement, Zazu (as successor to GCO) may earn a further 30% equity interest from Teck Cominco (80% in total) by qualifying expenditures of $25 million prior to 2018, which are to be adjusted for inflation indexing and escalations. The adjusted amount is estimated to be about $40 million. Should Zazu earn such further equity interest, Teck Cominco would hold the remaining 20% interest in the property, but has a one time option to convert such remaining 20% interest to a 2% net smelter royalty.

The deposit is divided by faulting into two parts, Lik South and Lik North. Much of the Lik South deposit is shallow and considered to be amenable to open pit mining. The Lik North deposit is relatively deeper. Several feasibility studies have been carried out

on the Lik deposit, but they are considered to be out of date. The Lik deposit was drill tested in the late 1970s and early 1980s and sporadically through the early 1990s. A program of eleven diamond drill holes was completed in the 2007 field season. The purpose of this work was to confirm the previous work, provide material for metallurgical testing, and to commence the process of in-fill drilling that will be required to develop a mine.

Over the period of exploration, a number of mineral resource estimates were prepared for the Lik deposit prior to the introduction of NI 43-101 and are considered to be historical mineral resource estimates under Section 2.4 of NI 43-101. The two most recent estimates of mineral resources for the Lik South deposit were prepared by GCO in 1984 and by Noranda Inc. (Noranda) in 1985 (Table 1-1).

TABLE 1-1 HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK SOUTH DEPOSIT
Zazu Metals Corporation – Lik Deposit, Alaska

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density t/m^3
GCO	1984	5% Pb+Zn	22.04	8.88	3.08	49	3.21
Noranda	1985	7% Pb+Zn	10.85	10.51	3.42	n.a.	3.77

The most recent estimate of mineral resources for the Lik North deposit was prepared by Noranda following the completion of the 1985 diamond drilling campaign. This estimate is based on significantly more information than prior estimates. The results of the Noranda estimate are shown in Table 1-2.

TABLE 1-2 HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK NORTH DEPOSIT
Zazu Metals Corporation – Lik Deposit, Alaska

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density t/m^3
Noranda	1985	7% Pb+Zn	4.73	10.59	3.5	53	3.21

These estimates predate, and are not compliant with, NI 43-101. No metal prices or exchange rates were specified for the GCO and either of the Noranda estimates. The

GCO estimate was prepared using polygonal methods, while the Noranda estimate was prepared using sectional methods. Both of these estimates are considered by Scott Wilson RPA to be historical estimates and are thought to be reliable at the present drilling density. The estimates are considered to be relevant as they give an estimate of the likely size of the two parts of the Lik deposit. Neither of the estimates included a classification of the various tonnages.

Zazu personnel have prepared a proposed program of exploration based on a summer field season. The program includes a significant amount of diamond drilling, as well as metallurgical studies, geophysics, and database development. This project requires the development of a geographical information system (GIS) database and digitization of earlier data. Estimated costs of the proposed programs are set out in Table 1-3.

TABLE 1-3 RECOMMENDED EXPLORATION PROGRAM AND COSTS
Zazu Metals Corporation- Lik Deposit, Alaska

Item	US$
Stage 1	
1. Costs (Total includes Project Manager, Camp Manager, two labourers, cook, and four diamond drillers).	220,000
2. Camp construction	160,000
3. Diamond drill purchase	280,000
4. Travel costs	20,000
5. Tools and supplies	90,000
6. Fuel	107,000
7. Freight and haulage	90,000
8. Metallurgical studies	300,000
9. Database development	100,000
10. Diamond drilling (3,500 m at $165/m)	578,000
11. Assays	15,000
12. Environmental studies	50,000
Subtotal	2,010,000
Contingency (10%)	201,000
Stage 1 Total	**2,211,000**
Stage 2	
1. Diamond drilling (20,000 m @ $190/m)	3,800,000
2. Helicopter support	750,000
3. Assays	90,000
4. Geophysical surveys	60,000
5. Environmental studies	65,000
6. Feasibility study	600,000
Subtotal	5,365,000
Contingency (10%)	537,000
Stage 2 Total	**5,892,000**
Total Stages 1 and 2	**8,103,000**

The Stage 1 work involves the collection and testing of metallurgical samples. Stage 2 work consists of follow-up drilling of the deposit and is intended to be complementary to the results of the Stage 1 work. The Stage 1 work is currently under way. The diamond drill program included in the Stage 1 work is now completed while the metallurgical studies have only commenced.

Scott Wilson RPA has reviewed the proposed program and budget and believes them to be reasonable.

TECHNICAL SUMMARY

The Lik property is comprised of a contiguous group of 296 federal mining claims located in the sections listed in Table 1-4.

TABLE 1-4 LOCATIONS OF THE LIK CLAIMS
Zazu Metals Corporation – Lik Deposit, Alaska

Section	Description
Section 36	T.33N., R.20W., K.R.M.
Sections 31 and 32	T.33N., R.19W., K.R.M.
Sections 1-4, 9-16, and 22-24	T.32N., R.20W., K.R.M.
Section 6	T.32N., R.19W., K.R.M.

These sections are located in U.S.G.S. Quadrangle Maps De Long Mountains A-2 and A-3. A list of the individual claims is attached in Appendix 1. The geographical coordinates of the Lik deposit are about 163° 12' W and 68° 10' N.

The Lik property federal claims are unpatented. The claims cover an area of 2,225 ha and have historically been divided into four groups: the Lik, Silk, Y and Z claim groups.

On June 28, 2007, Zazu entered into an agreement with GCO to purchase GCO's 50% equity interest in the Lik property (and its interest in the Lik Block Agreement) for $20 million. Additionally, Zazu (as successor to GCO) has the right under the terms of the Lik Block Agreement to raise its interest to 80% by carrying out approximately $40 million of qualifying expenditures (being the initial figure under the Lik Block Agreement of $25 million, as adjusted for inflation indexing and escalations) prior to 2018, as noted above.

The existing site infrastructure includes an airstrip, a camp in need of repair, and some machinery.

A geochemical anomaly was staked in 1976 by a joint venture of GCO, New Jersey Zinc Company, and WGM Inc. and the presence of a gossan with coincident soil anomalies and EM anomalies was recognized. Diamond drilling was commenced in

1977 and continued in 1978 and 1979 at a comparatively high rate. A few years of limited activity on the Lik deposit followed. Noranda optioned the property in 1984-1985 and drilled both on the Lik South and Lik North deposits. Moneta Porcupine Mines Inc. optioned the property in 1990 and together with GCO drilled three diamond drill holes. GCO drilled two additional diamond drill holes in 1992 and since that time there has been no additional drilling. Overall, 135 diamond drill holes with an aggregate depth of 26,236.6 m have been completed prior to the 2007 drilling campaign.

The geology of the Western Brooks Range area is divided by thrust sheets into allochthons. All of the deposits recognized to date lie within the Red Dog plate. Further, all of the zinc-lead deposits are hosted in the Kuna Formation. At the Lik deposit, these rocks strike north-south and dip about 25° to 40° to the west. The mineralized sequence is cut by a number of faults, but the Main Break Fault is probably most significant. It divides the Lik South and Lik North deposits.

Zazu is in the process of updating its database and completing fill-in drilling to convert the existing historical resource to a current mineral resource.

2 INTRODUCTION AND TERMS OF REFERENCE

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Mr. Michael Steeves and Mr. Gil Atzmon, of Zazu Metals Corporation (Zazu), to prepare an amended independent Technical Report on the Lik zinc-lead-silver deposit, located in northwestern Alaska. The purpose of this report is to support a public financing to meet expenditures and payments required under an agreement with Teck Cominco Limited (Teck Cominco - note that in this report, Teck Cominco refers to the parent company and various subsidiaries) to acquire an equity interest in the Lik deposit. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). Scott Wilson RPA visited the property on October 11, 2006. The report is an amendment of a previous report dated August 20, 2007. This amended report is prepared at the request of the client to include new information arising from a diamond drilling program completed in the 2007 field season.

The Lik deposit is a significant zinc-lead-silver deposit, located in the Red Dog camp (Figure 2-1). Much of the deposit is considered to be amenable to open pit mining. Currently, there is a camp and an airstrip on the property. Most of the diamond drill core from previous exploration is stored in a building on the property.

SOURCES OF INFORMATION

A site visit was carried out by Mr. Neil N. Gow, P.Geo., a Consulting Geologist associated with Scott Wilson RPA. The date of the visit was October 10 and 11, 2006. The area around the deposit was traversed. Drill hole collars were located and core storage areas were visited. Diamond drill core and diamond drill logs were compared.

Discussions were held with Mr. J. Britton, a Consulting Geologist based in Anchorage, Alaska. Mr. Britton was previously an employee with GCO Minerals Company (GCO) and has been associated with most aspects of the work on the Lik

deposit since 1978. Mr. Britton continued to consult for GCO when required and has been retained in a similar capacity with Zazu.

The documentation reviewed, and other sources of information, are listed at the end of this report in Item 21 References.

LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the SI (metric) system. All currency in this report is US dollars (US$) unless otherwise noted.

μ	micron	kPa	kilopascal
°C	degree Celsius	kVA	kilovolt-amperes
°F	degree Fahrenheit	kW	kilowatt
μg	microgram	kWh	kilowatt-hour
A	ampere	L	litre
a	annum	L/s	litres per second
bbl	barrels	m	metre
Btu	British thermal units	M	mega (million)
C$	Canadian dollars	m^2	square metre
cal	calorie	m^3	cubic metre
cfm	cubic metres per minute	min	minute
cm	centimeter	MASL	metres above sea level
cm^2	square centimeter	mm	millimetre
d	day	mph	miles per hour
dia.	diameter	MVA	megavolt-amperes
dmt	dry metric tonne	MW	megawatt
dwt	dead-weight ton	MWh	megawatt-hour
ft	foot	m^3/h	cubic metres per hour
ft/s	foot per second	opt, oz/st	ounce per short ton
ft^2	square foot	oz	Troy ounce (31.1035g)
ft^3	cubic foot	oz/dmt	ounce per dry metric tonne
g	gram	ppm	part per million
G	giga (billion)	psia	pound per square inch absolute
Gal	Imperial gallon	psig	pound per square inch gauge
g/L	gram per litre	RL	relative elevation
g/t	gram per tonne	s	second
gpm	Imperial gallons per minute	st	short ton
gr/ft^3	grain per cubic foot	stpa	short ton per year
gr/m^3	grain per cubic metre	stpd	short ton per day
hr	hour	t	metric tonne
ha	hectare	tpa	metric tonne per year
hp	horsepower	tpd	metric tonne per day
in	inch	US$	United States dollar
in^2	square inch	USg	United States gallon
J	joule	USgpm	US gallon per minute
k	kilo (thousand)	V	volt
kcal	kilocalorie	W	watt
kg	kilogram	wmt	wet metric tonne
km	kilometre	yd^3	cubic yard
km/h	kilometre per hour	yr	year
km^2	square kilometre		


LIK PROJECT
Red Dog Mine
Delong Mountains
Transportation System
Kivilina
Portsite
Noatak
Noatak River
N
Map
Area
Kotzebue
Fairbanks
Nome
Alaska
Anchorage
N
Chukchi Sea
Kiana
Kobuk River
Ambler
Kobuk
Shungnak
Kotzebue
Noorvik
Selawik
Selawik River
Kotzebue
Sound
Deering
Buckland
Buckland River
0 20 40 60 80 100
Kilometres
Figure 2-1
Zazu Metals Corporation
Lik Project
Northern Alaska, U.S.A.
Location Map
October 2007

3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Scott Wilson RPA for Zazu. The information, conclusions, opinions, and estimates contained herein are based on:

- Information available to Scott Wilson RPA at the time of preparation of this report,
- Assumptions, conditions, and qualifications as set forth in this report, and
- Data, reports, and other information supplied by Zazu and other third party sources.

For the purpose of this report, Scott Wilson RPA has relied on ownership information provided by Zazu. Scott Wilson RPA has not researched property title or mineral rights to the Lik property and expresses no opinion as to the ownership status of the property.

4 PROPERTY DESCRIPTION AND LOCATION

The Lik property is comprised of a contiguous group of 296 federal mining claims located in the sections listed in Table 4-1. The relative positions of the claims are shown on Figure 4-1.

TABLE 4-1 LOCATIONS OF THE LIK CLAIMS
Zazu Metals Corporation – Lik Deposit, Alaska

Section	Description
Section 36	T.33N., R.20W., K.R.M.
Sections 31 and 32	T.33N., R.19W., K.R.M.
Sections 1-4, 9-16, and 22-24	T.32N., R.20W., K.R.M.
Section 6	T.32N., R.19W., K.R.M.

These sections are located in U.S.G.S. Quadrangle Maps De Long Mountains A-2 and A-3. A list of the individual claims is attached in Appendix 1. The geographical coordinates of the Lik deposit are about 163° 12' W and 68° 10' N.

LAND TENURE

The Lik property federal claims are unpatented. The claims cover an area of 2,225 ha and have historically been divided into four groups: the Lik, Silk, Y and Z claim groups. Because the Lik property was selected by the State of Alaska subsequent to the staking of the federal claims, GCO has also staked state claims over the entire federal package. The joint venture has the option of relinquishing the federal claims and holding mineral rights under the state claims at some future date, if they choose. The property boundaries have been surveyed to avoid potential property conflicts with adjacent properties. The federal claims do not expire unless Zazu fails to make the rental payments discussed below. The location of the deposit, relative to the property boundaries, is shown on Figure 4-1. There are no existing tailings ponds, waste dumps or mine workings on the property at the present time. Sufficient space is available within the claims to include waste dumps and tailings ponds in the future.

Under an agreement with GCO effective as of June 28, 2007, Zazu has purchased GCO's entire 50% interest in the Lik property (and GCO's interest in the Lik Block Agreement) for the amount of $20 million.

The general relationships of the parties to the Lik Block Agreement (currently Zazu and Teck Cominco) are set out in the Lik Block Agreement dated October 17, 1984, as subsequently amended by letter agreement in 1993. A short form agreement of the Lik Block Agreement was recorded on January 22, 1998, at Book 95, Pages 331 to 370, Barrow Recording office. Under the amended agreement, Zazu holds the right to earn 60% of the 50% interest held by Teck Cominco (being a further 30% interest) provided that it spends approximately $40 million (being the initial $25 million required amount under the Lik Block Agreement, adjusted for inflation indexing and escalations). Should Zazu earn such additional 30% interest, Teck Cominco has a one time option to convert its remaining 20% interest in the property to a 2% net smelter royalty.

The Lik claims lie within an area of Alaska State selected land. While Zazu retains federal title to the claims, the surface rights owner to the Lik property is the federal government. Should Zazu convert its ownership to State claims, surface ownership would pass to the Alaska State government.

To retain the federal claims, Zazu is required to make annual payments of $125/federal claim. Thus the annual payment to cover the federal claims is $37,000/year. State claims also require the payment of an annual rental. For State claims, the rental is $25 for the first five years, $55 for the second five years and $130 for all subsequent years for each 40 acre claim and four times those amounts for each 160 acre claim. Property holders are also required to perform assessment work with the amount dependent on the area of the State claims. Assessment credits may be carried forward for a maximum of four years. If required, payments may be made in lieu of work to allow retention of the property.

Scott Wilson RPA has been advised that there are no known environmental problems associated with the property. No environmental problems were noted during the property visit.

The State of Alaska maintains a 'single window' system to permit exploration that covers all of the permits required for exploration. Zazu has all of the necessary permits to carry out the proposed exploration programs.


Silk Claims
Lik Claims
Lik Deposit
Y Claims
Z Claims
Su Deposit
N
1500
2000
2500
1000
0 250 500 750 1000
Metres
Zazu Metals Corporation
Lik Project
Northern Alaska, U.S.A.
Property Map
October 2007

Figure 4-1

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

Access to the property is by air to a company-built airstrip located on the property. Charter flights may be arranged from a number of sites in northwestern Alaska. The town of Kotzebue is located about 145 km from the deposit. Kotzebue is a seaport and is serviced by a regular air service from Anchorage. It is the centre for access to the nearby Red Dog zinc-lead-silver mine of Teck Cominco. The city of Anchorage is located about 950 km to the southeast of the deposit.

CLIMATE

Climatic data for the Lik deposit area are not available. The nearest location for which climatic data are available is the city of Kotzebue. As Kotzebue is adjacent to the ocean, the climatic data may not be entirely reliable as an indicator for conditions near the Lik deposit.

The average annual temperature at Kotzebue is -5.8°C. The average maximum temperature is -2.3°C and the average minimum temperature is -9.3°C. Seasonal extremes probably range between maxima of 25°C in summer to -50°C in winter. There is on average 22.8 cm of rain per year and snowfall of 1.2 m per year. Snowfalls are not extreme, but blowing snow may form significant drifts. Strong winds are a problem in most parts of Alaska.

Currently, diamond drilling is possible at Lik between June 1 and October 1. The existing constraint is water and the drills and the camp currently utilize surface water.

LOCAL RESOURCES

There are no local resources adjacent to the Lik deposit. The Red Dog Mine of Teck Cominco is located about 22 km southeast of the deposit. Potentially, concentrates might be moved along the access road from the Red Dog Mine to the port on the Chukchi Sea. This road, the De Long Mountains Transportation System (DTMS) road, is owned by the State of Alaska and is available for use by other industrial users.

The port has a shipping season of about 100 days. The current concentrate storage at the port site is at capacity and further storage facilities would have to be constructed if the Lik deposit comes into production.

INFRASTRUCTURE

There is a camp and airstrip located near the Lik deposit. The camp has been used periodically over the last ten years and will require some refurbishment when exploration recommences on the Lik deposit. The airstrip is about 1,300 m long and about 30 m wide. The strip is gravel surfaced and is capable of handling large, multi-engine planes.

PHYSIOGRAPHY

The exposures of the Lik deposit are located at about 245 m above sea level. West of the deposit, the land rises steeply to peaks about 700 m above sea level. To the southeast, the land slopes down to the Wulik River where the bottom of the valley is about 215 m above sea level. As noted above, there are no improvements on the Lik property. The supply of electric power, workforce accommodation, etc., would have to be developed. There is sufficient space for tailings and waste rock disposal. In all likelihood, there is sufficient water available for any proposed processing.

Locally, there is vegetation on the property consisting of tundra, grasses and low brush made up of willow, dwarf birch, and alder.

6 HISTORY

The Red Dog deposit was recognized in 1970 by Mr. I. Tailleur who was undertaking mapping in the De Long Mountains area on behalf of the United States Geological Survey (USGS). In 1975, attention was redrawn to this deposit by the U.S. Bureau of Mines, which was carrying out a mineral assessment in northwest Alaska. The 1975 announcement precipitated a staking rush throughout the De Long Mountains.

GCO, in joint venture with New Jersey Zinc Company (NJZ) and WGM Inc. (WGM) (the WAK Joint Operating Agreement), was involved in the staking rush. The group carried out stream geochemical sampling and reconnaissance for colour anomalies. Claims were staked in July 1976 to protect a stream geochemical anomaly on Lik Creek. Houston Oil and Minerals Exploration Company (HOMEX) replaced NJZ in the joint venture in 1976-77.

Diamond drilling commenced in 1977 and targeted a gossan with a coincident soil and electromagnetic (EM) anomaly. The first hole encountered massive lead-zinc-silver-bearing sulphides. By the end of 1977, the joint venture had completed 40 line-kilometres of ground geophysics, a soil sampling program, and ten diamond drill holes with an aggregate depth of 1,603 m. In 1978, further geological, geochemical and geophysical surveys were carried out, together with the drilling of another 79 diamond drill holes aggregating 10,680 m. A further 14 diamond drill holes with a total depth of 4,931.1 m were completed in 1979 and a mineral resource was estimated.

The WAK Joint Operating Agreement joint venture continued to work in the district in the period 1980 to 1983. The joint venture held a large number of claims outside the existing Lik block and work was concentrated on other targets in some of these years. However, some diamond drilling activity continued on the Lik property. The Lik Block Agreement was signed in 1984.

In 1984, Noranda Exploration, Inc. (Noranda) optioned the Lik property. Much of the Noranda activity was concentrated in the Lik North Area where ten diamond drill holes with an aggregate depth of 4,180.3 m were completed on four sections. Noranda also drilled holes in the Lik South deposit to better define "mineable high grade reserves". Noranda dropped its interest in the Lik property after a re-organization of its holdings in the United States.

Moneta Porcupine Mines Inc. (Moneta) optioned the property in 1990 and together with GCO completed three diamond drill holes aggregating 263.4 m. The purpose of the Moneta drilling was to obtain metallurgical samples, but there are no records of any significant Moneta metallurgical work. GCO drilled two additional diamond drill holes in 1992 and this was the last drilling prior to the 2007 field program.

All of the diamond drill campaigns are summarized in Table 6-1.

TABLE 6-1 HISTORICAL DIAMOND DRILLING CAMPAIGNS
Zazu Metals Corporation – Lik Deposit, Alaska

Year	Number of Holes	Aggregate Depth (m)	Company
1977	10	1,603.3	Managed by WGM
1978	79	10,680.2	Managed by WGM
1979	14	4,931.1	Managed by GCO
1980	3	202.1	Managed by GCO
1983	1	835.2	Managed by GCO
1984	6	1,643.5	Managed by GCO
1985	16	4,883.1	Managed by Noranda
1987	1	696.5	Managed by GCO
1990	3	263.4	Managed by Moneta
1992	2	283.5	Managed by GCO
Totals	**135**	**26,236.6**	

The initial ten diamond drill holes of the pre-2007 drilling were B-wireline and essentially all subsequent drill holes were N-wireline. Core recoveries were typically high within the massive sulphides, but lower, more variable recoveries were obtained in the unmineralized and weakly mineralized sections.

The entire core obtained from the Lik deposit was logged on site at the Lik camp. All of the core containing sulphide mineralization was sawn using diamond saws and half of the core was sent for assay.

Reference samples were not included in the sample stream. The unused core for all but the first ten holes is stored on site. The core for the initial ten holes is stored in a warehouse in Anchorage.

An examination of diamond drill logs indicates that sample lengths in massive sulphides were typically from 0.6 m to 0.9 m. Occasionally, sample lengths in massive sulphides were up to 1.83 m. Sample lengths up to 2.44 m and 2.74 m were present. Sample lengths were probably controlled by geology and the location of depth markers in the core boxes. According to Scott Wilson RPA, sampling appears to have been completed diligently.

Most of the samples were assayed by Bondar Clegg Laboratory Group (Bondar Clegg) of Vancouver using atomic absorption spectrometry. At various times, the laboratory maintained preparation facilities in Alaska, in Anchorage and Fairbanks. In the initial years, when the bulk of the drilling was completed, it is believed that sample preparation and analysis were carried out in Vancouver. Bondar Clegg was not a registered laboratory at that time. However, Bondar Clegg was a recognized, reputable laboratory and was experienced in the use of atomic absorption spectrometry.

As the entire core was logged and sampled in an isolated field camp, security was not a major concern because access to the camp was closely controlled. It is noted that four different companies (WGM, GCO, Noranda and Moneta) have completed drilling programs at the Lik property and all of them have obtained consistent results. Scott Wilson RPA considers that the work to date was completed to industry standards in use at the time of the work.

Sample preparation was completed in the assay laboratory. No sample preparation was completed onsite.

Several estimates of mineral resources and mineral reserves have been completed on the Lik deposit. The estimates judged by Scott Wilson RPA to be most reliable were the mineral resources for the Lik South deposit prepared by GCO in 1984 and by Noranda in 1985. The two estimates are presented in Table 6-2.

TABLE 6-2 HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK SOUTH DEPOSIT
Zazu Metals Corporation – Lik Deposit, Alaska

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density t/m^3
GCO	1984	5% Pb+Zn	22.04	8.88	3.08	49	3.21
Noranda	1985	7% Pb+Zn	10.85	10.51	3.42	n.a.	3.77

The most recent estimate of mineral resources for the Lik North deposit was prepared by Noranda following the completion of the 1985 diamond drilling campaign (Table 6-3). This estimate is based on significantly more information than prior estimates

TABLE 6-3 HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK NORTH DEPOSIT
Zazu Metals Corporation – Lik Deposit, Alaska

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density t/m^3
Noranda	1985	7% Pb+Zn	4.73	10.59	3.5	53	3.21

No metal prices or exchange rates were specified for the GCO or either of the Noranda estimates. The GCO estimate was prepared using polygonal methods, while the Noranda estimates were prepared using sectional methods. Both of these estimates are considered by Scott Wilson RPA to be historical estimates and are thought to be reliable at the present drilling density. The estimates are considered to be relevant as they give an estimate of the likely size of the two parts of the Lik deposit. Both the GCO and Noranda mineral resource estimates are unclassified.

In 1983, Pincock, Allen & Holt, Inc. (PAH) completed a feasibility study. The 1983 mineral resource estimate by PAH is not considered relevant by Scott Wilson RPA. The feasibility study was updated in 1989, but the resource statement was not revised at that time.

7 GEOLOGICAL SETTING

The following information on geological setting has been assembled from published information that is cited where appropriate.

REGIONAL GEOLOGY

The regional geology of the Western Brooks Range area is structurally complex. The sedimentary rocks of the area have been disrupted by thrust sheets or allochthons (Dumoulin et al., 2004) (Figure 7-1).

The Lik deposit and the other zinc-lead deposits of the Brooks Range, including Red Dog, are hosted in the Kuna Formation of the Lisburne Group (Figure 7-2). In the Western Brooks Range, the Lisburne Group includes both deep and shallow water sedimentary facies and local volcanic rocks. The rocks have been extensively disrupted by thrusting. The deep water facies of the Lisburne Group, the Kuna Formation, is exposed chiefly in the Endicott Mountains and the structurally higher Picnic Creek allochthons.

In the Red Dog plate of the Endicott Mountains allochthon, the Kuna Formation consists of at least 122 m of thinly interbedded calcareous shale, calcareous spiculite and bioclastic supportstone (the Kivilina Unit) overlain by 30 m to 240 m of siliceous shale, mudstone, calcareous radiolarite and calcareous lithic turbidite (Ikalukrok Unit). The Ikulukrok unit in the Red Dog plate hosts all of the massive sulphide deposits in the area. The Ikulukrok unit is carbonaceous, is generally finely laminated, and contains siliceous sponge spicules and radiolarians. Based on conodonts and radiolaria, the Kuna Formation is Osagean to Chesterian (late Early to Late Mississippian). The unit is thought to have formed in slope and basin settings characterized by anoxic or dysoxic bottom water.

The structural complexity of the Western Brooks Range resulted from Mesozoic convergence followed by further shortening in the Tertiary period. Young (2004) notes that the reconstructed Kuna Basin is a 200 km by >600 km feature.

LOCAL GEOLOGY

The Lik deposit is hosted in the Red Dog plate of the Endicott Mountains allochthon (Young, 2004). The term "allochthon" describes an assemblage of stratigraphically related rocks that overlies a large displacement thrust fault. The stratigraphically lowest rocks within the Red Dog plate belong to the Kayak Shale. The top of the Kayak Shale is interbedded with rocks of the Kuna Formation.

The Kuna Formation is divided into two units, the Kivilina Unit and the Ikalukrok Unit. In a district sense, the Kivalina Unit is up to 122 m thick and may have been deposited in a local fault-bounded depression. It includes laminated, black calcareous shale and thick-bedded, grey micritic limestone, grainstone and packstone. The Ikalukrok Unit varies in thickness across the district from 29 m to greater than 240 m. The unit has been divided into a lower laminated black shale sub-unit and an upper medium- to thick-bedded black chert sub-unit. The shale is siliceous and carbonaceous and has reported mean concentrations of 74% to 77% SiO_2 and >4% C_{org}. Distal to proximal carbonate turbidite is an important component of the shale sub-unit.

PROPERTY GEOLOGY

The Lik deposit is hosted in the upper part of the Ikalukrok Unit of the Kuna Formation. At Lik, the immediate host rocks are carbonaceous and siliceous black shale, with subordinate black chert and fine-grained limestone. These rocks strike broadly north-south and dip at about 25° to 40° to the west (Figure 7-3). The massive sulphides are overlain conformably by rocks of the Siksikpuk Formation. The sequence is overridden by allochthonous rocks that form high hills north and west of the deposits.

The mineralized sequence is cut by a number of faults. The most significant disruption is the Main Break Fault (Figure 7-2), which drops the northern end of the Lik deposit down about 150 m. It is unclear whether there is a change in strike north of the fault, or whether the change is more apparent due to topography. The Main Break Fault strikes east-west and dips north at about 60°.

There is another group of steeper faults that tend to strike northerly or northwesterly and which are interpreted as being both normal and reverse with throws of up to 100 m.


68°15'N
164°00'W
1a
1b
2A
2W
3A
3K
3W
3C
3
Wrench Ck. fault
Sivukat Mtn. fault
Key Creek sensu stricto
Western facies
Road Corridor facies
N
10 km
Syncline
Anticline, with plunge
Overturned anticline
Overturned syncline
Thrust fault
Normal fault
Unspecified fault
Misheguk Mtn. (allochthon)
Copter Peak
Ipnavik River - Ipnavik plate
Kelly River
3A - Amphitheatre plate
3C - Chimney plate
3K - Kelly plate
3W - Wulik Peaks plate
Picnic Creek
2A - Amaruk plate
2W - Wulik plate
Endicott Mts.
1a - Red Dog plate
1b - Key Creek plate
Wolverine Creek plate
Okpikruak Fm. contains olistostromes
Kuna-Hosted Zinc-Lead-Iron
A Red Dog deposits
B Anarraaq
C Aktigiruq
D Upper Wulik
E SUDS (deep)
F SUDS (shallow)
G SU-LIK
H Bear
I Fritz
J Ferric Creek
K OAK
L TAK
M Competition Creek
N TUT
O ORE
Kuna-Hosted Barite
P Gull Creek
Q Moil-Wolf Creek
R SU
Endicott Group Zinc-Lead-Iron
S Anomaly Creek
T Grizzly
U Robinson Creek
V Lucky
W Weasel Creek
X Lightning Creek
Figure 7-1
Zazu Metals Corporation
Lik Project
Northern Alaska, U.S.A.
Regional Geology
October 2007
Source: L. E. Young, Economic Geology, Vol. 99, 2004.


Lower Cretaceous
OKPIKRUAK Fm.
+365m
Lower Cretaceous to Jurassic
IPEWIK Fm.
near Red Dog +20(?)m
average 6(?)m
Middle Jurassic to Lower Triassic
OTUK FORMATION
46m
SIKSIKPUK Fm.
Lower Triassic to Pennsylvanian
near Red Dog 76m
average 68m
Orange Cherty Unit (11m)
Middle or Lower Pennsylvanian (?)
Barite
Zn - Pb
Ikalukrok Unit (120m)
KUNA FORMATION
Upper to Lower Mississippian
+242m
Kivalina Unit (+122m)
Lower Mississippian to Upper Devonian
NOATAK SANDSTONE
base is a thrust fault
Light Chert
Dark Chert
Limestone
Black Shale
Light Shale
Sandstone / Siltstone
Conglomerate
October 2007

Figure 7-2

Zazu Metals Corporation

Lik Project

Northern Alaska, U.S.A.

Stratigraphic Section


Legend:
Undifferentiated flysch deposits
Undifferentiated cherts
Kuna Formation
Massive sulphide horizon
Diamond drill hole
Lead soil geochemistry anomaly
Silver soil geochemistry anomaly
Allochthonous Thrust Blocks
Allochthonous Thrust Blocks
Main Break Fault
60°
Camp
L-1 Fault
L-2 Fault
L-3 Fault
L-4 Fault
6000N
5000N
4000N
3000N
2000N
1000N
0N
Section 4000N
Section 1100N
Section 800N
0 100 200 300 400 500
Metres
N
Airstrip
Lik Claims
SU Claims
October 2007
Figure 7-3
Zazu Metals Corporation
Lik Property
Northern Alaska, U.S.A.
Property Geology

8 DEPOSIT TYPES

The Lik deposits are examples of a large group of deposits broadly referred to as sediment-hosted zinc-lead-silver deposits. Cox and Singer (1992) described the deposit type thus:

> *Stratiform basinal accumulations of sulphide and sulphate minerals interbedded with euxinic marine sediments form sheet- or lens-like tabular bodies up to a few tens of metres thick and may be distributed through a stratigraphic interval over 1,000 m.*

The model covers a large group of deposits that have been divided into subtypes that include Broken Hill-type, Mount Isa-type, and others. Water depth of the host units may be variable, the rock types are variable and the depositional environment may vary from lacustrine to deep water marine.

Historically, the deposits have been regarded as syngenetic, but more recent studies appear to demonstrate that many of the deposits are diagenetic. In the case of Red Dog, evidence that the deposits are partially syngenetic and partially diagenetic has been described by Moore et al. (1986).

Typically, metallurgical recovery is affected by post-depositional events. Deposits subjected to higher metamorphic grades typically have higher metallurgical recoveries. However, the post-depositional events may dismember the deposit and lower the quality of the recoverable zinc concentrate.

9 MINERALIZATION

The Lik deposit is a stratiform zinc-lead-silver deposit. The deposit is continuous outside the Lik property onto the adjacent Teck Cominco property to the south. The southern continuation of the Lik deposit is referred to as the Su deposit, lying on the Su property.

Within the Lik property, the deposit is divided into two parts by the Main Break Fault. The main part of the deposit within the existing claims is referred to as the Lik South deposit. As presently tested, the Lik South deposit is about 1,100 m long and about 600 m wide. It has been tested down dip to a depth of about 150 m to 200 m. North of the Main Break Fault, the Lik North deposit is about 700 m long and about 350 m wide. It has been tested down dip to a depth of about 300 m.

The deposits strike broadly northerly and dip westerly at about 25° to 40°. The mineralization comprises irregular, stratiform lenses. The mineralogy of the sulphides is simple and comprises pyrite, marcasite, sphalerite, and galena, with rare tetrahedrite, bournonite and boulangerite. Gangue minerals include quartz (as chert), clay minerals, carbonate and barite. Noranda recognized six different ore types in its logging of drill core (Scherkenbach et al., 1985). Sulphide grain sizes and grades vary between different ore types. Maximum sphalerite grain size is about 100 microns. Typical drill sections for the Lik South and Lik North deposits are shown on Figures 9-1, 9-2 and 9-3.

Typical grades of mineralized intersections within the Lik deposit are listed in Table 9-1.

TABLE 9-1 TYPICAL MINERALIZED INTERSECTIONS
Zazu Metals Corporation – Lik Deposit, Alaska

Hole No.	From (m)	To (m)	Length (m)	Zn%	Pb%	Ag g/t
5	54.56	78.79	24.23	19.72	6.27	126.5
16	80.16	94.49	14.33	21.67	7.01	230.4
21	129.54	135.33	5.79	7.07	1.88	8.6
24	40.87	50.14	9.27	11.09	1.44	51.1
31	21.49	34.75	13.26	9.07	2.69	6.9
38	45.90	63.76	17.86	8.13	1.80	48.0
38	70.53	87.75	17.22	8.92	2.08	28.8
43	35.66	40.69	5.03	17.66	3.62	8.6
43	60.96	80.28	19.32	9.07	2.49	47.7
43	84.73	91.04	6.31	21.07	5.95	111.4
55	114.0	125.88	11.89	8.15	2.42	205.7
68	32.31	53.43	21.12	13.34	2.85	56.9
79	15.85	31.33	15.48	9.14	2.66	37.0

Previous work by GCO determined that sulphides were deposited in four distinct cycles. The cycles are better developed close to the likely hydrothermal source of the mineralizing fluids. Individual cycles may be quite thin near the margins of the deposit and the thickest accumulation in a single cycle noted to date is about 13.7 m. The base of a sulphide cycle begins abruptly with the deposition of sphalerite, galena and pyrite. Typically, the highest grades are found at or within a few metres of the base of a sulphide cycle. Massive or finely bedded zinc- and galena-rich sulphides decrease in grade upward within a cycle. Pyrite increases relative to sphalerite and galena, forming bands of massive or colloform pyritic sulphides. Higher in the cycle, pyrite decreases to 10% to 20% and forms nodular or colloform semi-massive pyrite layers interbedded with black chert or strongly silicified black claystone. The tops of the cycles generally contain the highest marcasite concentrations. Locally, another cycle begins before the earlier cycle is finished. Lateral variations appear to mimic the vertical variations.

While brecciated sulphides are common in high-grade areas, they do not form a large percentage of the overall sulphide mass. Individual breccia zones vary in thickness from a few centimetres to a few metres. The origin of the brecciation is not clear, but at least some of it is judged to be primary.


Baseline
400m
300m
200m
100m
0m(sea level)
surface
overburden
DDH-49
DDH-86
DDH-89
2.92, 3.83, 20.6 / 3.5
0.97, 3.11, 21.2 / 3.2
2.31, 9.9, 9.5 / 13.6
0.64, 2.98, 25.1 / 3.0
1.33, 8.61, 5.1 / 7.2
2.5, 12.6, 44.6 / 5.8
4.04, 5.06, 2.4 / 12.5
1.18, 1.53, 3.5 / 7.3
2.28, 8.61, 3.8 / 18.2
1.21, 1.84, 3.1 / 5.2
1.26, 9.62, 8.9 / 32.1
71.62m
94.79m
119.48m
L-1
L-2
L-3
L-4
0 20 40 60 80 100
Metres
Legend:
Gossan
Undifferentiated cherts
Kuna Formation
Mineralization (>5% Pb+Zn)
Mineralization (<5% Pb+Zn)
Diamond drill hole
1.18, 1.53, 3.5 / 7.3 Intersection %Pb, %Zn, g/t Ag / metres
Fault
Thrust fault
October 2007

Figure 9-1

Zazu Metals Corporation

Lik Property
Northern Alaska, U.S.A.
Cross Section 800N


Baseline
400m
300m
200m
100m
0m(sea level)
surface
DDH-17
DDH-14
DDH-12
DDH-11
DDH-5
DDH-13
DDH-84
DDH-74
overburden
9.47, 0.23, 27.8 / 5.8
1.80, 0.47, 37.7 / 6.7
0.82, 3.13, 3.4 / 2.2
4.82, 7.17, 4.5 / 9.6
4.33, 13.1, 1.4 / 11.2
0.34, 1.26, 3.8 / 1.1
1.89, 3.76, 20.2 / 4.9
6.27, 19.72, 133.7 / 24.2
6.55, 0.44, 10.6 / 2.0
45.7m
1.54, 6.8, 3.1 / 12.8
50.3m
1.19, 4.85, 2.1 / 3.4
3.48, 1.89, 29.8 / 3.4
5.41, 14.72, 412.1 / 14.9
mudstone
breccia
2.5, 12.6, 44.6 / 5.8
0.36, 2.04, 68.6 / 6.2
121.0m
110.0m
98.8m
154.8m
L-1
L-2
L-3
0 20 40 60 80 100
Metres
Figure 9-2
Legend:
Gossan
Undifferentiated cherts
Kuna Formation
Mineralization (>5% Pb+Zn)
Mineralization (<5% Pb+Zn)
Diamond drill hole
1.18, 1.53, 3.5 / 7.3
Intersection
%Pb, %Zn, g/t Ag / metres
Fault
Thrust fault
Zazu Metals Corporation
Lik Property
Northern Alaska, U.S.A.
Cross Section 1400N
October 2007


Baseline
400m
300m
200m
100m
0m(sea level)
DDH-110
DDH-109
surface
DDH-108
DDH-26
overburden
DDH-1
(70.4m S)
1.60, 6.25, 28.8 / 27.9
1.81, 10.06, 1.4 / 3.2
1.09, 9.00, 7.2 / 4.6
166.7m
185.9m
3.50, 5.02, 103.2 / 14.0
1.77, 9.27, 100.8 / 17.2
4.29, 8.54, 71.3 / 26.5
4.05, 10.73, 24.3 / 7.3
2.04, 8.52, 83.0 / 13.0
228.9m
252.1m
289.6m
Main Break Fault
0 20 40 60 80 100
Metres
Legend:
Gossan
Undifferentiated cherts
Kuna Formation
Mineralization (>5% Pb+Zn)
Mineralization (<5% Pb+Zn)
Diamond drill hole
1.18, 1.53, 3.5 / 7.3
Intersection %Pb, %Zn, g/t Ag / metres
Fault
Thrust fault
October 2007
Zazu Metals Corporation
Lik Property
Northern Alaska, U.S.A.
Cross Section 4000N

Figure 9-3

10 EXPLORATION

Zazu completed a program of diamond drilling in the summer of 2007. The details of this program, and the results of the work, are discussed below under 'Drilling'. Zazu did not complete other exploration programs in 2007.

11 DRILLING

Zazu completed a program of diamond drilling during the 2007 summer field season comprising eleven drill holes with an aggregate depth of 1,394.10 m. The hole collar locations are shown on Figure 11-1. In order to facilitate this work, Zazu purchased a diamond drill rig and contracted with an independent diamond driller to man and maintain the drill rig. The arrangement worked satisfactorily and Zazu will consider extending the program in 2008.

The purposes of the 2007 program were as follows:

- To confirm previous drill results. Confirmation of the previous drilling should allow the historical mineral resources to be upgraded to mineral resources compliant with NI 43-101.
- To commence fill-in drilling of the Lik deposit.
- To obtain samples for more detailed metallurgical studies.

To date the assay results for eight drill holes are available. One of the remaining holes did not intersect mineralization deemed worthy of sampling. Details of the drill holes completed in 2007 are set out in Table 11-1. The results to date for the 2007 drilling are summarized in Table 11-2.



5,185,000N
0 500 1000 1500 2000
Feet
Source: Zazu Metals Corporation, 2007.
5,184,000N
5,183,000N
5,182,000N
5,181,000N
5,180,000N
5,179,000N
5,178,000N
ALLOCHTHONOUS TRUST BLOCKS
Main Break Fault
CAMP
ALLOCHTHONOUS TRUST BLOCKS
Lik Claims
Su Claims
L-1 Fault
L-2 Fault
L-3 Fault
L-4 Fault
AIRSTRIP
N
Legend:
Lowermost thrust plane separating imbricate allochthonous blocks from underlying autochthonous block
High angle faults
Diamond drill hole collar location
Surface trace of angle drill holes
Diamond drill hole collar location (Teck Cominco)
2007 in-fill drill hole
2007 twinned drill hole
Camp buildings and access roads
October 2007

Figure 11-1

Zazu Metals Corporation

Lik Project

Northwest Alaska, U.S.A.

Drill Hole Location Map with 2007 Drilling

TABLE 11-1 2007 DIAMOND DRILL HOLES
Zazu Metals Corporation – Lik Deposit, Alaska

Hole ID	Easting	Northing	Length (m)	Azimuth (°)	Dip (°)
DDH-136	380W	1200N	134.72	n.a.	-90
DDH-137	00	2000N	113.39	n.a.	-90
DDH-138	180E	2400N	47.85	n.a.	-90
DDH-139	00	1600N	57.30	n.a.	-90
DDH-140	200W	1200N	130.15	n.a.	-90
DDH-141	200W	1600N	111.86	n.a.	-90
DDH-142	400W	1600N	151.79	n.a.	-90
DDH-143	110W	1800N	124.66	n.a.	-90
DDH-144	600W	1200N	256.64	n.a.	-90
DDH-145	200W	400N	125.58	n.a.	-90
DDH-146	350W	800N	137.16	n.a.	-90
Totals			**1,394.10**		

TABLE 11-2 AVAILABLE 2007 DIAMOND DRILLING RESULTS
Zazu Metals Corporation – Lik Deposit, Alaska

Hole ID	From (m)	To (m)	Length Down Hole (m)	Length True Thickness (m)	Zn (%)	Pb (%)
DDH-136	64.62	69.19	4.57	3.96	4.35	6.04
	82.30	95.10	12.80	11.09	9.78	1.61
including	84.43	90.53	6.10	5.28	13.20	1.90
including	84.43	85.95	1.52	1.32	18.70	1.15
DDH-137	4.88	16.92	12.04	11.12	3.38	7.72
	34.14	76.50	42.36	39.14	6.49	1.67
including	46.02	68.58	22.56	20.84	8.59	2.35
including	64.92	68.58	3.66	3.38	15.49	1.63
including	71.63	76.50	4.87	4.50	7.52	1.36
DDH-138	7.01	32.61	25.60	23.20	8.20	2.44
including	28.50	32.61	4.11	3.72	17.57	5.28
DDH-139	29.57	46.02	16.45	14.25	8.95	2.13
including	31.09	35.36	4.27	3.70	11.90	5.28
DDH-140	55.47	58.22	2.75	2.38	4.65	1.55
DDH-141	79.25	86.72	7.47	6.47	5.69	1.23
DDH-142	117.96	131.98	14.02	12.14	8.46	3.84
Including	125.88	128.93	3.05	2.64	15.59	3.82
DDH-143	77.72	93.57	15.85	14.36	14.05	9.41
including	77.72	82.91	5.19	4.70	19.10	14.90

Note – A natural cut-off was applied. It essentially corresponds to about 5% Pb+Zn.

12 SAMPLING METHOD AND APPROACH

The core obtained from the Lik deposit during the 2007 drilling campaign was logged on site at the Lik camp. The entire core containing sulphide mineralization was sawn using diamond saws and half of the core was sent for assay. Sulphide mineralization at Lik has a problem in that there is diagenetic marcasite associated with the margins of the higher grade mineralization and within some of the lower grade mineralization. This material oxidizes rapidly breaking up the core and rendering samples inappropriate for metallurgical testing. Once core was placed in the sample bags, the air was evacuated and replaced with nitrogen. The samples were sent to Kotzebue by charter and then by licenced carrier to Anchorage. The samples were stored under refrigeration in Anchorage until the end of the drilling campaign. Finally, the samples were dispatched to G & T Metallurgical Services Ltd. (G & T) of Kamloops, British Columbia. As well as completing metallurgical testing, G & T crushed and analyzed the samples.

Core is marked for sampling depending on visual grade estimates. Mineralization is coarse enough and of high enough grade to be recognized visually. Thus visual methods were used to select sample boundaries and lengths. Short samples were noted adjacent to areas where grade changed sharply. The shortest sample seen was a one-foot sample. In areas where the grade is judged to be uniform, core is typically divided into five-foot (1.52 m) lengths. In final logs a few samples were noted that were longer than five feet, including one seven-foot (2.13 m) and two six-foot (1.83 m) samples. These samples fell with longer areas of higher grade mineralization. Scott Wilson RPA considers that the mineralization at Lik is appropriately logged and sampled. It is not evident that logging or sampling is leading to any bias in the sample results.

Recovery was typically excellent in core seen on site by Scott Wilson RPA. An examination of logging showed that high core recovery in sulphide areas was generally very high.

Of the eleven holes drilled by Zazu, assay results of eight holes are available. No samples were collected in one of the three remaining holes because no sulphides or black shale were recognized in the hole.

13 SAMPLE PREPARATION, ANALYSES AND SECURITY

As noted above, the 2007 Lik samples were dispatched to G & T. G & T is an ISO 9001:2000 certified laboratory for precious metals and base metals. G & T has completed analyses for lead and zinc. Analyses for silver are not yet completed. G & T will also complete a program of metallurgical testing. G & T requires an understanding of the grades of the various samples prior to any blending for the various tests that will be completed. Zazu will transfer pulps from G & T to ALS Chemex in Vancouver for check analysis as part of the Quality Control/Quality Assurance (QA/QC). This work is in progress. Zazu is not responsible for any part of the sample preparation or analysis.

G & T prepared the Zazu samples using its SMS21 Preparation Method. The major steps in this protocol are:

- Samples are received, identified and labeled.
- Samples are passed through a jaw crusher to reduce the core to >10 mesh.
- Samples are passed through a cone crusher until +99% of the sample is -10 mesh.
- Samples are riffled to cut a sample of about 500 g.
- This material is treated in a ring pulverizer so that all of the material is <100 microns.
- A pulp of 250 g is sent for analysis.

The material was then treated using the AMS08 protocol for analysis. Major steps include:

- Samples are dissolved using an aqua regia digestion.
- The samples were analyzed using induced coupled plasma (ICP) analysis.

Other QA/QC procedures employed by Zazu included the use of blanks (unmineralized core from outside of the mineralized zone) and quartered duplicates. Zazu was unable to obtain acceptable reference samples for the 2007 field season. It is

recommended that further attempts be made to find acceptable reference material for the planned 2008 field season. As the analytical work is incomplete, a full assessment of the results of the QA/QC work is not possible. A preliminary assessment of the QA/QC results indicates that:

- Blank values are typically low indicating the intersample contamination was not a problem in the G & T laboratory.
- Quartered duplicates appear to be giving acceptable reproducibility.

Scott Wilson RPA is of the opinion that the analytical work completed and planned will give a reliable indication of the grades of mineralization tested in the 2007 drilling.

14 DATA VERIFICATION

As noted above, Zazu will transfer pulps from G & T to ALS Chemex as part of continuing QA/QC testing.

Scott Wilson RPA completed check sampling of diamond drill core from the 2007 as part of a verification process for samples from the drill campaign during a property visit in September 2007. Eight samples of quartered core were collected and the samples were returned to Toronto in the custody of the Scott Wilson RPA representative. Details of the samples collected are set out in Table 14-1.

TABLE 14-1 SCOTT WILSON RPA CHECK SAMPLES, 2007
Zazu Metals Corporation – Lik Deposit, Alaska

Hole ID	Sample ID	From (m)	To (m)	Length (m)
DDH 139	462151	26.52	28.04	1.52
DDH 143	462152	75.29	76.81	1.52
DDH 143	462153	81.39	82.91	1.52
DDH 143	462154	85.96	87.48	1.52
DDH 143	462155	90.53	92.05	1.52
DDH 143	462156	101.19	102.71	1.52
DDH 136	462157	99.67	100.89	1.22
DDH 136	462158	100.89	102.41	1.52

The check samples were dispatched to the SGS laboratory in Toronto for analysis. The results of the analyses by SGS Canada in Toronto and G & T are tabulated below in Table 14-2.

TABLE 14-2 2007 CHECK SAMPLE COMPARISON
Zazu Metals Corporation – Lik Deposit, Alaska

Scott Wilson RPA Sample ID	SGS Results		G & T Sample Results	
	Zn%	Pb%	Zn%	Pb%
462151	0.04	0.09	0.92	0.76
462152	0.20	0.04	0.55	0.22
462153	7.29	9.28	21.5	14.2
462154	5.24	7.95	1.65	8.96
462155	8.58	1.09	10.7	1.68
462156	3.4	0.61	4.52	0.86
462157	1.04	0.56	1.02	0.51
462158	3.76	1.17	3.9	0.82

One of the samples shows significant variation between the SGS value and the G & T value. Further assaying will be required to determine whether there is a problem with these data.

Diamond drill collar positions and core storage buildings were inspected during the Scott Wilson RPA visit.

One of the objectives of the 2007 drilling was to twin several of the previous holes with the purpose of confirming the earlier work. Three of the holes completed were twin holes of earlier drilling. Of the holes drilled, DDH 137 twinned DDH 38, DDH 138 twinned DDH 76, and DDH 139 twinned DDH 15.

Results of these twin holes are shown in Table 14-3.

TABLE 14-3 RESULTS OF TWIN HOLES
Zazu Metals Corporation – Lik Deposit, Alaska

Hole ID	From (m)	To (m)	Length (m)	Pb%	Zn%
DDH 137	4.88	16.92	12.04	3.38	7.72
	34.14	76.50	42.36	1.67	6.49
DDH 38	11.89	17.37	5.48	7.61	6.52
	45.90	87.75	41.85	1.72	7.42
DDH 138	7.01	32.61	25.60	2.44	8.20
DDH 76	10.36	33.99	23.63	1.48	9.49
DDH 139	29.56	46.02	16.46	2.13	8.95
DDH 15	31.09	48.16	17.07	2.69	10.44

Overall, these twinned holes appear to show reasonable correlation. The higher intersections in DDH 137 and DDH 38 are markedly different because of core loss in the upper part of hole DDH 38. The depth differences between DDH 137 and DDH 38 for the lower intersection may reflect hole deviation. When individual assays are examined, there is correlation between the higher grade areas in the various twinned holes.

It should be noted that diamond drilling and sampling has been carried out and supervised by different companies including WGM, GCO, Noranda, and Moneta.

15 ADJACENT PROPERTIES

Teck Cominco holds the southern extension of the Lik deposit. Teck Cominco refers to the extension area as the Su property and the mineralization as the Su deposit. Historically, Teck Cominco has not released mineral resource estimates for the Su deposit. The July 1998 issue of Engineering & Mining Journal (Volume 199, Issue 7, p. 22) discussed Teck Cominco's acquisition of a 50% interest in the Lik deposit from Echo Bay Mines Ltd. The article noted that the Su deposit contained 'a resource of 17 million tonnes grading 10% combined lead and zinc'. These historical mineral resources predate NI 43-101 and have not been reviewed by Scott Wilson RPA and are not a reliable estimate of mineralization on the Lik property.

Depending on the level of district exploration being carried out by Teck Cominco, the large Red Dog property may be considered an adjacent property. The Red Dog camp includes several different deposits, for which the published resources are in Table 15-1.

TABLE 15-1 RED DOG CAMP MINERAL RESOURCES AND MINERAL RESERVES

Deposit	Tonnes (million)	Zn%	Pb%	Ag g/t
Proven and Probable Reserves	68.7	17.5	4.6	n.a.
Indicated Mineral Resources	7.7	18.9	5.4	n.a.
Inferred Mineral Resources	30.2	15.5	4.5	n.a

Notes: 1. These data were drawn from the 2006 Annual Information Form – Teck Cominco Limited.

Scott Wilson RPA has been unable to verify the above information, which is not necessarily indicative of the mineralization on the Lik property.

16 MINERAL PROCESSING AND METALLURGICAL TESTING

Initial metallurgical sampling was carried out by Colorado School of Mines (CSM) and Dawson Metallurgical Laboratories (Dawson) in the period 1978 to 1980. The results of the work at CSM are considered to be unreliable because of oil contamination of the samples during core cutting. A lack of progress on the testing at Dawson resulted in the termination of the test work because there was a recognition that the sample had oxidized to a point where it was not useable for testing.

Subsequently, GCO arranged for new drilling and enhanced core handling to obtain better quality metallurgical samples. The selection methodology for these samples is unclear, and it is uncertain whether the results are representative for the deposit. The test work was completed by Mr. H. Hartjens, Metallurgical Consultant of Sun City, Arizona. Grinding tests showed the results set out in Table 16-1. Test charges of 1,000 g were ground at 62% solids in a mill charged with 9.15 kg rods for periods from 26 to 45 minutes.

TABLE 16-1 GRINDING TEST RESULTS
Zazu Metals Corporation - Lik Deposit, Alaska

	Grinding Time				
	26	30	35	40	45
% Wt +200 mesh	16.8	7.8	2.1	0.6	-
% Wt +350 mesh	22.7	22.0	15.7	9.4	4.9

Three composite samples were tested with analyses as listed in Table 16-2.

TABLE 16-2 ASSAYS OF HEAD SAMPLES
Zazu Metals Corporation - Lik Deposit, Alaska

Sample No.	g/t Ag	Pb%	Zn%	Fe%	S%
Composite 2A	247	8.3	22.7	14	27.2
Composite 6A	58	1.8	8.4	16	18.8
Composite 7A	51	1.1	5.3	15	16.5

Ground pulps were placed in a 2.6 litre Agitair laboratory flotation machine and conditioned and floated operating at 1,100 revolutions per minute (RPM).

Based on the work he completed, Hartjens (1981) concluded that the following results can be achieved in plant operation:

Composite 6A	Pb Conc.	+70% Pb, 80-82% recovery
	Zn Conc.	52% Zn, 78-79% recovery
Composite 2A-6A	Pb Conc.	+70% Pb, 87% recovery
	Zn Conc.	55% Zn, 88% recovery
Composite 7A	Pb Conc.	+70% Pb, 75% recovery
	Zn Conc.	52% Zn, 87% recovery

This work indicated that about 83% of the zinc could be recovered in a zinc concentrate assaying 52% Zn and about 80% of the lead could be recovered in a concentrate assaying about 70% Pb. Some payable silver is contained in the lead concentrate, although silver recovery was low. Hartjens (1981) considered that silver may be reporting with pyrite in the tails. Further testing was recommended.

Moneta commenced further metallurgical testing in 1990. The work completed was preliminary in nature and the results generated were not complete.

One of the objectives of the 2007 work was to collect sufficient material for enhanced metallurgical testing. This work, which has just commenced, is being carried out by G & T.

17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

There are no current mineral resources for the Lik property. Zazu is in the process of updating its database and completing fill-in drilling to convert the existing historical resource to a current mineral resource.

18 OTHER RELEVANT DATA AND INFORMATION

Scott Wilson RPA does not know of any other information relevant to this report.

19 INTERPRETATION AND CONCLUSIONS

On June 28, 2007, Zazu entered into an agreement with GCO to purchase GCO's entire 50% equity interest in the Lik property (and GCO's interest in the Lik Block Agreement with Teck Cominco) for $20 million. Additionally, Zazu has the right under the terms of the Lik Block Agreement to raise its interest to 80% by carrying out approximately $40 million of qualifying expenditures (being the initial figure under the Lik Block Agreement of $25 million, as adjusted for inflation indexing and escalations) prior to 2018.

The deposit is divided by faulting into two parts: Lik South and Lik North. Much of the Lik South deposit is shallow and considered to be amenable to open pit mining. The Lik North deposit is relatively deeper. Several feasibility studies have been carried out on the Lik deposit, but they are considered to be out of date. The Lik deposit was drill tested in the late 1970s and early 1980s and sporadically through the early 1990s. A program of eleven diamond drill holes was completed in the 2007 field season. The purpose of this work was to confirm the previous work, provide material for metallurgical testing, and to commence the process of in-fill drilling that will be required to develop the mine.

Over the period of exploration, a number of mineral resource estimates were prepared for the Lik deposits prior to the introduction of NI 43-101 and are considered to be historical mineral resource estimates under Section 2.4 of NI 43-101. Scott Wilson RPA has judged that the most reliable mineral resource estimates for the Lik South deposit were those prepared by GCO in 1984 and Noranda in 1985 (Table 19-1). These estimates are based on the results of about 100 diamond drill holes.

TABLE 19-1 HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK SOUTH DEPOSIT
Zazu Metals Corporation – Lik Deposit, Alaska

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density t/m^3
GCO	1984	5% Pb+Zn	22.04	8.88	3.08	49	3.21
Noranda	1985	7% Pb+Zn	10.85	10.51	3.42	n.a.	3.77

The most recent estimate of mineral resources for the Lik North deposit was prepared by Noranda following the completion of the 1985 diamond drilling campaign. This estimate is based on about 15 diamond drill holes, significantly more information than prior estimates. The results of the Noranda estimate are shown in Table 19-2.

TABLE 19-2 HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK NORTH DEPOSIT
Zazu Metals Corporation – Lik Deposit, Alaska

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density t/m^3
Noranda	1985	7% Pb+Zn	4.73	10.59	3.5	53	3.21

No metal prices or exchange rates were specified for the GCO or either of the Noranda estimates. The GCO estimate was prepared using polygonal methods, while the Noranda estimate was prepared using sectional methods. Both of these estimates are considered by Scott Wilson RPA to be historical estimates and are thought to be reliable at the present drilling density. The estimates are considered to be relevant as they give an estimate of the likely size of the two parts of the Lik deposit. Neither of the estimates included a classification of the various tonnages.

20 RECOMMENDATIONS

Zazu personnel have prepared a proposed program of exploration based on a summer field season that was included in the August 20, 2007 report. The program includes a significant amount of diamond drilling, as well as metallurgical studies, geophysics, and database development. This project requires the development of a GIS database and digitization of earlier data. Estimated costs of the proposed programs are set out in Table 20-1.

TABLE 20-1 RECOMMENDED EXPLORATION PROGRAM AND COSTS
Zazu Metals Corporation - Lik Deposit, Alaska

Item	US$
Stage 1	
1. Costs (Total includes Project Manager, Camp Manager, two labourers, cook, and four diamond drillers).	220,000
2. Camp construction	160,000
3. Diamond drill purchase	280,000
4. Travel costs	20,000
5. Tools and supplies	90,000
6. Fuel	107,000
7. Freight and haulage	90,000
8. Metallurgical studies	300,000
9. Database development	100,000
10. Diamond drilling (3,500 m at $165/m)	578,000
11. Assays	15,000
12. Environmental studies	50,000
Subtotal	2,010,000
Contingency (10%)	201,000
Stage 1 Total	**2,211,000**
Stage 2	
1. Diamond drilling (20,000 m @ $190/m)	3,800,000
2. Helicopter support	750,000
3. Assays	90,000
4. Geophysical surveys	60,000
5. Environmental studies	65,000
6. Feasibility study	600,000
	5,365,000
Contingency (10%)	537,000
Stage 2 Total	**5,892,000**
Total Stages 1 and 2	**8,103,000**

The Stage 1 work involves the collection and testing of metallurgical samples. Stage 2 work consists of follow-up drilling of the deposit and is intended to be complementary

to the results of the Stage 1 work. The Stage 1 work is currently under way. The diamond drill program included in the Stage 1 work is now completed while the metallurgical studies have only commenced. Scott Wilson RPA has reviewed the proposed program and budget and believes them to be reasonable.

21 REFERENCES

Ayuso, R.A., et al., 2004, Origin of the Red Dog Zn-Pb-Ag deposits, Brooks Range, Alaska: Evidence from Regional Pb and Sr Isotope Sources. Econ. Geol. Vol. 99, pp. 1533-1553.

Boniwell, J.B., 1979, The Geophysical Approach in the Delong Mountains Project, Alaska; Past Surveys and Future Possibilities. Report by Excalibur International Consultants Ltd. for General Crude Oil Corp.

Cooper, W.G., 1986, Report on 1985 Geophysical Surveys over the Lik Deposit and Review of 1978-1984 Geophysical Data, Delong Mountains Project, Alaska. Report for Noranda Exploration Inc.

Cox, D.P. and Singer, D.A., 1992, Mineral Deposit Models. U.S. Geological Survey Bulletin 1693.

Dumoulin, J.A. et al., 2004, Depositional Setting, Correlation and Age of Carboniferous Rocks in the Western Brooks Range, Alaska. Econ. Geol. Vol. 99, pp. 1355-1384.

Frederickson, R.S, et al, 1979, Annual Progress Report, 1978, Wulik River Deposit (Lik Property, War-4 Project, Volume 1. Report by WGM Inc.

Gow, N.N., 2007, Technical Report on the Lik Deposit, Northern Alaska. Report for Zazu Metals Corporation.

Hartjens, H., 1981, Laboratory Differential Flotation Studies on Drill Core Composites from the Lik Pb-Zn-Ag Ore Deposit of the G.C.O. Minerals Company. Report for G.C.O. Minerals Company.

Kennedy, D.S., Johnson, C. and Hicks, R., 1979, Delong Mountains Project, 1979, Annual Progress Report, Volume 1. Report for GCO Minerals Company.

Kennedy, D.S. and Hicks, R.W., 1984, Delong Mountains Project, 1983, Annual Progress Report, Volume 1. Report for GCO Minerals Company.

Leach, D.L., et al, 2004, Nature of Hydrothermal Fluids at the Shale-Hosted red Dog Zn-Pb-Ag Deposits, Brooks Range, Alaska. Econ. Geol. Vol. 99, pp. 1449-1480.

Moore, D.W., et al, 1986, Geologic Setting and Genesis of the red Dog Zinc-Lead-silver Deposit, Western Brooks Range, Alaska. Econ. Geol. Vol. 99, pp. 1696-1727.

Scherkenbach, D.A., Hahn, G.A. and Lown, D.J., 1985, Lik-Delong Mountains Project, 1985 Annual Progress Report. Report for Noranda Exploration, Inc.

Slack, J., et al, 2004, Paleozoic Sedimentary Rocks in the Red Dog Zn-Pb-Ag District and Vicinity, Western Brooks Range, Alaska: Provenance, Deposition, and Metallogenic Significance. Econ. Geol. Vol. 99, pp. 1385-1414.

Young, L., 2004, A Geologic Framework for Mineralization in the Western Brooks Range, Alaska. Econ. Geol. Vol. 99, pp. 1281-1306.

22 SIGNATURE PAGE

This report titled 'Amended Technical Report on the Lik Deposit, Northern Alaska' and dated August 20, 2007 as amended October 29, 2007, was prepared and signed by the following author:

(Signed & Sealed)

Dated at Toronto, Ontario
October 29, 2007

Neil N. Gow, B.Sc.(Hons.), P.Geo.
Consulting Geologist

23 CERTIFICATE OF QUALIFICATIONS

NEIL N. GOW

I, Neil N. Gow, P.Geo., as the author of this report entitled "Amended Technical Report on the Lik Deposit, Northern Alaska" prepared for Zazu Metals Corporation and dated August 20, 2007 as amended October 29, 2007 (the Technical Report), do hereby certify that:

1. I am Consulting Geologist associated with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2. I am a graduate of the University of New England, Armidale, Australia in 1966 with a B.Sc.(Hons.).

3. I am registered as a Professional Geologist in the Province of Ontario (Reg.#433). I have worked as a geologist for a total of more than 40 years since my graduation. My relevant experience for the purpose of the Technical Report is:

   - Senior Mine Geologist, New Broken Hill Consolidated Mine, Broken Hill, NSW
   - Geological exploration in the Selwyn Basin, Yukon, for zinc-lead deposits.
   - Evaluation of the Jason deposits, Macmillan Pass, YK.

4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5. I visited the Lik property on October 10 to 11, 2006.

6. I am responsible for overall preparation of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.4 of NI 43-101.

8. I have had no prior involvement with the property that is the subject of the Technical Report.

9. I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10. To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 29th day of October, 2007

(Signed & Sealed)

Neil N. Gow, B.Sc.(Hons.), P.Geo.

24 APPENDIX 1

LIK FEDERAL CLAIMS

Unpatented Federal Claims

District Name of Claim	BLM Serial Number	Barrow Recording Book	 Page(s)
Lik 2019 Fraction	FF-31433	16	96-98
Lik 2020-2030	FF-29421 through FF-29431	7	900-932
Lik 2031 Fraction	FF-31434	16	99-100
Lik 3019 Fraction	FF-31435	16	101-102
Lik 3020-3030	FF-29432 through FF-29442	7	933-965
Lik 3030A Fraction	FF-39283	24	521-523
Lik 3031	FF-29443	20	521
Lik 3032-3034	FF-29444 through FF-29446	7	969-977
Lik 4019 Fraction	FF-31436	20	524
Lik 4020-4021	FF-25700 through FF-25701	20	525-526
Lik 4022	FF-25702	24	524-526
Lik 4023-4026	FF-29447 through FF-29450	7	979-989
Lik 4027-4029	FF-29451 through FF-29453	20	527-529
Lik 4030-4032	FF-29454 through FF-29456	20	531-533
Lik 4033-4034	FF-29457 through FF-29458	20	535-536
Lik 5023-5026	FF-29459 through FF-29462	8	13-24
Lik 5027-5029	FF-29463 through FF-29465	20	537-539
Lik 5030	FF-29466	20	541
Lik 5031	FF-29467	20	543
Lik 5032-5034	FF-29468 through FF-29470	20	545-547
Lik 5035	FF-25703	20	548
Lik 5035X Fraction	FF-25704	24	527-529
Lik 5036-5043	FF-25705 through FF-25712	20	549-556
Lik 6020 Fraction	FF-31437	16	105-106
Lik 6021 Fraction	FF-31438	16	107-108
Lik 6022	FF-31439	16	109-110
Lik 6023-6029	FF-29471 through FF-29477	8	49-69
Lik 6030-6032	FF-29478 through FF-29480	20	562-564
Lik 6033-6043	FF-25717 through FF-25727	20	565-575
Lik 7020-7021	FF-31440 through FF-31441	16	111-114
Lik 7022-7025	FF-25732 through FF-25735	7	450-453
Lik 7026	FF-25736	24	533-535
Lik 7027-7029	FF-25737 through FF-25739	20	455-457
Lik 7030-7031	FF-25740 through FF-25741	24	536-541
Lik 7032	FF-25742	20	581
Lik 7033	FF-39286	20	582

Y 111-112	FF-31442 through FF-31443	16	121-124
Z 320-322	FF-31444 through FF-31446	16	125-130
Silk 33	FF-26533	8	242-243
Silk 34-42	FF-26534 through FF-26542	8	244-252
Silk 118-142	FF-26559 through FF-26583	8	269-293
Silk 216-228	FF-26600 through FF-26612	8	310-322
Silk 229-230	FF-26613 through FF-26614	8	323-326
Silk 231-242	FF-26615 through FF-26626	8	327-338
Silk 316-326	FF-26639 through FF-26649	8	351-361
Silk 327-329	FF-26650 through FF-26652	8	362-367
Silk 330-342	FF-26653 through FF-26665	8	368-380
Silk 411-426	FF-26669 through FF-26684	8	384-399
Silk 427	FF-26685	8	400-401
Silk 428-437	FF-26686 through FF-26695	8	402-411
Silk 511-533	FF-26696 through FF-26718	8	412-434
Silk 611-633	FF-26719 through FF-26741	8	435-457
Silk 711-733	FF-26742 through FF-26764	8	458-480

SCOTT WILSON RPA

www.scottwilson.com
www.scottwilsonmining.com

Suite 501
55 University Ave.
Toronto, Ontario
M5J 2H7
Tel: (416) 947-0907
Fax: (416) 947-0395

CONSENT OF QUALIFIED PERSON

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Securities Office, Consumer, Corporate and Insurance Division, Prince Edward Island
Northwest Territories Security Registry
Registrar of Securities, Government Yukon Territory
Registrar of Securities, Government of Nunavut

Dear Sirs/Mesdames:

As an author of the report entitled " Amended Technical Report on the Lik Deposit, Northern Alaska, U.S.A.", dated August 20, 2007 as amended on October 29, 2007, and prepared on behalf of Zazu Metals Corporation (the "**Issuer**"), I, Neil N. Gow, B.Sc. (Hons.), P.Geo., do hereby certify that:

1. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;

2. I consent to the filing of the Technical Report and to extracts from, or a summary of, the Technical Report in the Preliminary and Amended and Restated Preliminary long form prospectus dated October 29, 2007 filed by the Issuer (the "**Prospectus**") with any securities regulatory authority, stock exchange or other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report and to extracts from, or a summary of, the Technical Report in the Prospectus; and

3. I have read the Prospectus and confirm that it fairly and accurately represents the information in the Technical Report that supports the Prospectus.

Dated this October 30, 2007.

(Signed) Neil N. Gow

Scott Wilson Roscoe Postle Associates Inc.



Ontario Securities Commission

Commission des valeurs mobilières de l'Ontario

P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8

CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR PROSPECTUSES

AND

IN THE MATTER OF

Zazu Metals Corporation

DECISION DOCUMENT

This mutual reliance review system decision document evidences that receipts or notices of acceptance of filing of the regulators in each of **British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Yukon, Nunavut and Northwest Territories** have been issued for an **Amended and Restated Preliminary Prospectus** of the above Issuer dated **October 29th, 2007**.

DATED at Toronto this 31st day of October, 2007.

Margo Paul

Margo Paul
Director, Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 1169461



Ontario Securities Commission | Commission des valeurs mobilières de l'Ontario | P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8 | CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR PROSPECTUSES

AND

IN THE MATTER OF

Zazu Metals Corporation

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipt of the regulator in **Quebec** has been issued for a **Preliminary Prospectus** of the above Issuer dated **October 29th, 2007**.

DATED at Toronto this 31st day of October, 2007.

Margo Paul

Margo Paul
Director, Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # **1169461**

TECHNICAL REPORT ON THE LIK DEPOSIT, NORTHERN ALASKA, U.S.A.

PREPARED FOR ZAZU METALS CORPORATION

NI 43-101 Report

Author:
Neil N. Gow, B.Sc. (Hons.), P.Geo.

August 20, 2007
Amended October 29, 2007
Amended November 30, 2007


Scott
Wilson


RPA

SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

TABLE OF CONTENTS

LIST OF TABLES

LIST OF FIGURES

1 SUMMARY

EXECUTIVE SUMMARY

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Mr. Michael Steeves and Mr. Gil Atzmon, of Zazu Metals Corporation (Zazu), to prepare an amended independent Technical Report on the Lik zinc-lead-silver deposit, located in northwestern Alaska. The purpose of this report is to support a public financing to meet expenditures and payments required under an agreement with Teck Cominco Limited (Teck Cominco - note that in this report, Teck Cominco refers to the parent company and its various subsidiaries) to acquire up to an 80% equity interest in the Lik property. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). Scott Wilson RPA visited the property on October 11, 2006. The report is an amendment of previous reports dated August 20, 2007 and amended October 29, 2007. This amended report is prepared at the request of the client to include revised budget information for a revised prospectus.

Zazu has concluded an agreement with GCO Minerals Company (GCO) dated June 28, 2007, whereby Zazu has purchased a 50% interest in the Lik deposit (and GCO's interest in the Lik Block Agreement with Teck Cominco) for $20 million. As a result, Zazu currently owns a 50% equity interest in the Lik property, with the remaining interest held by Teck Cominco. Under the Lik Block Agreement, Zazu (as successor to GCO) may earn a further 30% equity interest from Teck Cominco (80% in total) by qualifying expenditures of $25 million prior to 2018, which are to be adjusted for inflation indexing and escalations. The adjusted amount is estimated to be about $40 million. Should Zazu earn such further equity interest, Teck Cominco would hold the remaining 20% interest in the property, but has a one time option to convert such remaining 20% interest to a 2% net smelter royalty.

The deposit is divided by faulting into two parts, Lik South and Lik North. Much of the Lik South deposit is shallow and considered to be amenable to open pit mining. The Lik North deposit is relatively deeper. Several feasibility studies have been carried out

on the Lik deposit, but they are considered to be out of date. The Lik deposit was drill tested in the late 1970s and early 1980s and sporadically through the early 1990s. A program of eleven diamond drill holes was completed in 2007 field season. The purpose of this work was; to confirm the previous work, provide material for metallurgical testing and to commence the process of in-fill drilling that will be required to develop a mine.

Over the period of exploration, a number of mineral resource estimates were prepared for the Lik deposit prior to the introduction of NI 43-101 and are considered to be historical mineral resource estimates under Section 2.4 of NI 43-101. The two most recent estimates of mineral resources for the Lik South deposit were prepared by GCO in 1984 and by Noranda Inc. (Noranda) in 1985 (Table 1-1).

TABLE 1-1 HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK SOUTH DEPOSIT
Zazu Metals Corporation – Lik Deposit, Alaska

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density t/m^3
GCO	1984	5% Pb+Zn	22.04	8.88	3.08	49	3.21
Noranda	1985	7% Pb+Zn	10.85	10.51	3.42	n.a.	3.77

The most recent estimate of mineral resources for the Lik North deposit was prepared by Noranda following the completion of the 1985 diamond drilling campaign. This estimate is based on significantly more information than prior estimates. The results of the Noranda estimate are shown in Table 1-2.

TABLE 1-2 HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK NORTH DEPOSIT
Zazu Metals Corporation – Lik Deposit, Alaska

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density t/m^3
Noranda	1985	7% Pb+Zn	4.73	10.59	3.5	53	3.21

These estimates predate, and are not compliant with, NI 43-101. No metal prices or exchange rates were specified for the GCO and either of the Noranda estimates. The GCO estimate was prepared using polygonal methods, while the Noranda estimate was

prepared using sectional methods. Both of these estimates are considered by Scott Wilson RPA to be historical estimates and are thought to be reliable at the present drilling density. The estimates are considered to be relevant as they give an estimate of the likely size of the two parts of the Lik deposit. Neither of the estimates included a classification of the various tonnages.

Zazu has completed much of the Stage 1 budget set out in the previous technical reports. One significant item has carried over from the previous budget as metallurgical studies are continuing. The remainder of the budget covers ongoing exploration and other work to be completed in the 2008 calendar year.

TABLE 20-1 RECOMMENDED EXPLORATION PROGRAM AND COSTS
Zazu Metals Corporation - Lik Deposit, Alaska

Item	US$
Stage 1	
1. Camp management (including camp manager, two labourers, four diamond drill personnel, two geological assistants and a cook)	250,000
2. Camp construction (office building, general storage and core storage facilities)	80,000
3. Travel costs	30,000
4. Diamond drilling (10,000 m @US$190/m)	1,900,000
5. Helicopter support	750,000
6. Drill tools and supplies	60,000
7. Fuel	110,000
8. Freight and haulage	90,000
9. Assays	55,000
10. Database management	120,000
11. Geophysical surveys	40,000
12. Environmental studies	45,000
13. Continuing metallurgical testing	250,000
14. Scoping and feasibility studies	600,000
Subtotal	**4,380,000**
Contingency (10%)	438,000
Total	**4,818,000**

This proposed program covers the completion of the ongoing metallurgical testing, the 2008 summer field program and a number of studies. These will include continuing environmental studies and planned scoping and feasibility studies. None of the planned work is contingent on previous results.

Scott Wilson RPA has reviewed the proposed program and budget and believes them to be reasonable.

TECHNICAL SUMMARY

The Lik property is comprised of a contiguous group of 296 federal mining claims located in the sections listed in Table 1-4.

TABLE 1-4 LOCATIONS OF THE LIK CLAIMS
Zazu Metals Corporation – Lik Deposit, Alaska

Section	Description
Section 36	T.33N., R.20W., K.R.M.
Sections 31 and 32	T.33N., R.19W., K.R.M.
Sections 1-4, 9-16, and 22-24	T.32N., R.20W., K.R.M.
Section 6	T.32N., R.19W., K.R.M.

These sections are located in U.S.G.S. Quadrangle Maps De Long Mountains A-2 and A-3. A list of the individual claims is attached in Appendix 1. The geographical coordinates of the Lik deposit are about 163° 12' W and 68° 10' N.

The Lik property federal claims are unpatented. The claims cover an area of 2,225 ha and have historically been divided into four groups: the Lik, Silk, Y and Z claim groups.

On June 28, 2007, Zazu entered into an agreement with GCO to purchase GCO's 50% equity interest in the Lik property (and its interest in the Lik Block Agreement) for $20 million. Additionally, Zazu (as successor to GCO) has the right under the terms of the Lik Block Agreement to raise its interest to 80% by carrying out approximately $40 million of qualifying expenditures (being the initial figure under the Lik Block Agreement of $25 million, as adjusted for inflation indexing and escalations) prior to 2018, as noted above.

The existing site infrastructure includes an airstrip, a camp in need of repair, and some machinery.

A geochemical anomaly was staked in 1976 by a joint venture of GCO, New Jersey Zinc Company, and WGM Inc. and the presence of a gossan with coincident soil anomalies and EM anomalies was recognized. Diamond drilling was commenced in 1977 and continued in 1978 and 1979 at a comparatively high rate. A few years of limited activity on the Lik deposit followed. Noranda optioned the property in 1984-1985 and drilled both on the Lik South and Lik North deposits. Moneta Porcupine Mines Inc. optioned the property in 1990 and together with GCO drilled three diamond drill holes. GCO drilled two additional diamond drill holes in 1992 and since that time there has been no additional drilling. Overall, 135 diamond drill holes with an aggregate depth of 26,236.6 m have been completed prior to the 2007 drilling campaign..

The geology of the Western Brooks Range area is divided by thrust sheets into allochthons. All of the deposits recognized to date lie within the Red Dog plate. Further, all of the zinc-lead deposits are hosted in the Kuna Formation. At the Lik deposit, these rocks strike north-south and dip about 25° to 40° to the west. The mineralized sequence is cut by a number of faults, but the Main Break Fault is probably most significant. It divides the Lik South and Lik North deposits.

Zazu is in the process of updating its database and completing fill-in drilling to convert the existing historical resource to a current mineral resource.

2 INTRODUCTION AND TERMS OF REFERENCE

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Mr. Michael Steeves and Mr. Gil Atzmon, of Zazu Metals Corporation (Zazu), to prepare an amended independent Technical Report on the Lik zinc-lead-silver deposit, located in northwestern Alaska. The purpose of this report is to support a public financing to meet expenditures and payments required under an agreement with Teck Cominco Limited (Teck Cominco - note that in this report, Teck Cominco refers to the parent company and various subsidiaries) to acquire an equity interest in the Lik deposit. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). Scott Wilson RPA visited the property on October 11, 2006. The report is an amendment of previous reports dated August 20, 2007 and October 29, 2007. This amended report is prepared at the request of the client to include revised budget information for a revised prospectus.

The Lik deposit is a significant zinc-lead-silver deposit, located in the Red Dog camp (Figure 2-1). Much of the deposit is considered to be amenable to open pit mining. Currently, there is a camp and an airstrip on the property. Most of the diamond drill core from previous exploration is stored in a building on the property.

SOURCES OF INFORMATION

A site visit was carried out by Mr. Neil N. Gow, P.Geo., a Consulting Geologist associated with Scott Wilson RPA. The date of the visit was October 10 and 11, 2006. The area around the deposit was traversed. Drill hole collars were located and core storage areas were visited. Diamond drill core and diamond drill logs were compared.

Discussions were held with Mr. J. Britton, a Consulting Geologist based in Anchorage, Alaska. Mr. Britton was previously an employee with GCO Minerals Company (GCO) and has been associated with most aspects of the work on the Lik

deposit since 1978. Mr. Britton continued to consult for GCO when required and has been retained in a similar capacity with Zazu.

The documentation reviewed, and other sources of information, are listed at the end of this report in Item 21 References.

LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the SI (metric) system. All currency in this report is US dollars (US$) unless otherwise noted.

μ	micron
°C	degree Celsius
°F	degree Fahrenheit
μg	microgram
A	ampere
a	annum
bbl	barrels
Btu	British thermal units
C$	Canadian dollars
cal	calorie
cfm	cubic metres per minute
cm	centimeter
cm^2	square centimeter
d	day
dia.	diameter
dmt	dry metric tonne
dwt	dead-weight ton
ft	foot
ft/s	foot per second
ft^2	square foot
ft^3	cubic foot
g	gram
G	giga (billion)
Gal	Imperial gallon
g/L	gram per litre
g/t	gram per tonne
gpm	Imperial gallons per minute
gr/ft^3	grain per cubic foot
gr/m^3	grain per cubic metre
hr	hour
ha	hectare
hp	horsepower
in	inch
in^2	square inch
J	joule
k	kilo (thousand)
kcal	kilocalorie
kg	kilogram
km	kilometre
km/h	kilometre per hour
km^2	square kilometre
kPa	kilopascal
kVA	kilovolt-amperes
kW	kilowatt
kWh	kilowatt-hour
L	litre
L/s	litres per second
m	metre
M	mega (million)
m^2	square metre
m^3	cubic metre
min	minute
MASL	metres above sea level
mm	millimetre
mph	miles per hour
MVA	megavolt-amperes
MW	megawatt
MWh	megawatt-hour
m^3/h	cubic metres per hour
opt, oz/st	ounce per short ton
oz	Troy ounce (31.1035g)
oz/dmt	ounce per dry metric tonne
ppm	part per million
psia	pound per square inch absolute
psig	pound per square inch gauge
RL	relative elevation
s	second
st	short ton
stpa	short ton per year
stpd	short ton per day
t	metric tonne
tpa	metric tonne per year
tpd	metric tonne per day
US$	United States dollar
USg	United States gallon
USgpm	US gallon per minute
V	volt
W	watt
wmt	wet metric tonne
yd^3	cubic yard
yr	year


Map Area
Kotzebue
Fairbanks
Nome
Alaska
Anchorage
N
LIK PROJECT
Red Dog Mine
Kivilina
Portsite
Noatak
Delong Mountains
Transportation System
Noatak River
Chukchi Sea
Kiana
Kobuk River
Ambler
Kobuk
Shungnak
Kotzebue
Noorvik
Selawik
Selawik River
0 20 40 60 80 100
Kilometres
Kotzebue Sound
Deering
Buckland
Buckland River
Figure 2-1
Zazu Metals Corporation
Lik Project
Northern Alaska, U.S.A.
Location Map
November 2007

3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Scott Wilson RPA for Zazu. The information, conclusions, opinions, and estimates contained herein are based on:

- Information available to Scott Wilson RPA at the time of preparation of this report,
- Assumptions, conditions, and qualifications as set forth in this report, and
- Data, reports, and other information supplied by Zazu and other third party sources.

For the purpose of this report, Scott Wilson RPA has relied on ownership information provided by Zazu. Scott Wilson RPA has not researched property title or mineral rights to the Lik property and expresses no opinion as to the ownership status of the property.

4 PROPERTY DESCRIPTION AND LOCATION

The Lik property is comprised of a contiguous group of 296 federal mining claims located in the sections listed in Table 4-1. The relative positions of the claims are shown on Figure 4-1.

TABLE 4-1 LOCATIONS OF THE LIK CLAIMS
Zazu Metals Corporation – Lik Deposit, Alaska

Section	Description
Section 36	T.33N., R.20W., K.R.M.
Sections 31 and 32	T.33N., R.19W., K.R.M.
Sections 1-4, 9-16, and 22-24	T.32N., R.20W., K.R.M.
Section 6	T.32N., R.19W., K.R.M.

These sections are located in U.S.G.S. Quadrangle Maps De Long Mountains A-2 and A-3. A list of the individual claims is attached in Appendix 1. The geographical coordinates of the Lik deposit are about 163° 12' W and 68° 10' N.

LAND TENURE

The Lik property federal claims are unpatented. The claims cover an area of 2,225 ha and have historically been divided into four groups: the Lik, Silk, Y and Z claim groups. Because the Lik property was selected by the State of Alaska subsequent to the staking of the federal claims, GCO has also staked state claims over the entire federal package. The joint venture has the option of relinquishing the federal claims and holding mineral rights under the state claims at some future date, if they choose. The property boundaries have been surveyed to avoid potential property conflicts with adjacent properties. The federal claims do not expire unless Zazu fails to make the rental payments discussed below. The location of the deposit, relative to the property boundaries, is shown on Figure 4-1. There are no existing tailings ponds, waste dumps or mine workings on the property at the present time. Sufficient space is available within the claims to include waste dumps and tailings ponds in the future.

Under an agreement with GCO effective as of June 28, 2007, Zazu has purchased GCO's entire 50% interest in the Lik property (and GCO's interest in the Lik Block Agreement) for the amount of $20 million.

The general relationships of the parties to the Lik Block Agreement (currently Zazu and Teck Cominco) are set out in the Lik Block Agreement dated October 17, 1984, as subsequently amended by letter agreement in 1993. A short form agreement of the Lik Block Agreement was recorded on January 22, 1998, at Book 95, Pages 331 to 370, Barrow Recording office. Under the amended agreement, Zazu holds the right to earn 60% of the 50% interest held by Teck Cominco (being a further 30% interest) provided that it spends approximately $40 million (being the initial $25 million required amount under the Lik Block Agreement, adjusted for inflation indexing and escalations). Should Zazu earn such additional 30% interest, Teck Cominco has a one time option to convert its remaining 20% interest in the property to a 2% net smelter royalty.

The Lik claims lie within an area of Alaska State selected land. While Zazu retains federal title to the claims, the surface rights owner to the Lik property is the federal government. Should Zazu convert its ownership to State claims, surface ownership would pass to the Alaska State government.

To retain the federal claims, Zazu is required to make annual payments of $125/federal claim. Thus the annual payment to cover the federal claims is $37,000/year. State claims also require the payment of an annual rental. For State claims, the rental is $25 for the first five years, $55 for the second five years and $130 for all subsequent years for each 40 acre claim and four times those amounts for each 160 acre claim. Property holders are also required to perform assessment work with the amount dependent on the area of the State claims. Assessment credits may be carried forward for a maximum of four years. If required, payments may be made in lieu of work to allow retention of the property.

Scott Wilson RPA has been advised that there are no known environmental problems associated with the property. No environmental problems were noted during the property visit.

The State of Alaska maintains a 'single window' system to permit exploration that covers all of the permits required for exploration. Zazu has all of the necessary permits to carry out the proposed exploration programs.


Silk Claims
Lik Claims
Lik Deposit
Y Claims
Z Claims
Su Deposit
N
0 250 500 750 1000
Metres
November 2007
Zazu Metals Corporation
Lik Project
Northern Alaska, U.S.A.
Property Map

Figure 4-1

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

Access to the property is by air to a company-built airstrip located on the property. Charter flights may be arranged from a number of sites in northwestern Alaska. The town of Kotzebue is located about 145 km from the deposit. Kotzebue is a seaport and is serviced by a regular air service from Anchorage. It is the centre for access to the nearby Red Dog zinc-lead-silver mine of Teck Cominco. The city of Anchorage is located about 950 km to the southeast of the deposit.

CLIMATE

Climatic data for the Lik deposit area are not available. The nearest location for which climatic data are available is the city of Kotzebue. As Kotzebue is adjacent to the ocean, the climatic data may not be entirely reliable as an indicator for conditions near the Lik deposit.

The average annual temperature at Kotzebue is -5.8°C. The average maximum temperature is -2.3°C and the average minimum temperature is -9.3°C. Seasonal extremes probably range between maxima of 25°C in summer to -50°C in winter. There is on average 22.8 cm of rain per year and snowfall of 1.2 m per year. Snowfalls are not extreme, but blowing snow may form significant drifts. Strong winds are a problem in most parts of Alaska.

Currently, diamond drilling is possible at Lik between June 1 and October 1. The existing constraint is water and the drills and the camp currently utilize surface water.

LOCAL RESOURCES

There are no local resources adjacent to the Lik deposit. The Red Dog Mine of Teck Cominco is located about 22 km southeast of the deposit. Potentially, concentrates might be moved along the access road from the Red Dog Mine to the port on the Chukchi Sea. This road, the De Long Mountains Transportation System (DTMS) road, is owned by the State of Alaska and is available for use by other industrial users.

The port has a shipping season of about 100 days. The current concentrate storage at the port site is at capacity and further storage facilities would have to be constructed if the Lik deposit comes into production.

INFRASTRUCTURE

There is a camp and airstrip located near the Lik deposit. The camp has been used periodically over the last ten years and will require some refurbishment when exploration recommences on the Lik deposit. The airstrip is about 1,300 m long and about 30 m wide. The strip is gravel surfaced and is capable of handling large, multi-engine planes.

PHYSIOGRAPHY

The exposures of the Lik deposit are located at about 245 m above sea level. West of the deposit, the land rises steeply to peaks about 700 m above sea level. To the southeast, the land slopes down to the Wulik River where the bottom of the valley is about 215 m above sea level. As noted above, there are no improvements on the Lik property. The supply of electric power, workforce accommodation, etc., would have to be developed. There is sufficient space for tailings and waste rock disposal. In all likelihood, there is sufficient water available for any proposed processing.

Locally, there is vegetation on the property consisting of tundra, grasses and low brush made up of willow, dwarf birch, and alder.

6 HISTORY

The Red Dog deposit was recognized in 1970 by Mr. I. Tailleur who was undertaking mapping in the De Long Mountains area on behalf of the United States Geological Survey (USGS). In 1975, attention was redrawn to this deposit by the U.S. Bureau of Mines, which was carrying out a mineral assessment in northwest Alaska. The 1975 announcement precipitated a staking rush throughout the De Long Mountains.

GCO, in joint venture with New Jersey Zinc Company (NJZ) and WGM Inc. (WGM) (the WAK Joint Operating Agreement), was involved in the staking rush. The group carried out stream geochemical sampling and reconnaissance for colour anomalies. Claims were staked in July 1976 to protect a stream geochemical anomaly on Lik Creek. Houston Oil and Minerals Exploration Company (HOMEX) replaced NJZ in the joint venture in 1976-77.

Diamond drilling commenced in 1977 and targeted a gossan with a coincident soil and electromagnetic (EM) anomaly. The first hole encountered massive lead-zinc-silver-bearing sulphides. By the end of 1977, the joint venture had completed 40 line-kilometres of ground geophysics, a soil sampling program, and ten diamond drill holes with an aggregate depth of 1,603 m. In 1978, further geological, geochemical and geophysical surveys were carried out, together with the drilling of another 79 diamond drill holes aggregating 10,680 m. A further 14 diamond drill holes with a total depth of 4,931.1 m were completed in 1979 and a mineral resource was estimated.

The WAK Joint Operating Agreement joint venture continued to work in the district in the period 1980 to 1983. The joint venture held a large number of claims outside the existing Lik block and work was concentrated on other targets in some of these years. However, some diamond drilling activity continued on the Lik property. The Lik Block Agreement was signed in 1984.

In 1984, Noranda Exploration, Inc. (Noranda) optioned the Lik property. Much of the Noranda activity was concentrated in the Lik North Area where ten diamond drill holes with an aggregate depth of 4,180.3 m were completed on four sections. Noranda also drilled holes in the Lik South deposit to better define "mineable high grade reserves". Noranda dropped its interest in the Lik property after a re-organization of its holdings in the United States.

Moneta Porcupine Mines Inc. (Moneta) optioned the property in 1990 and together with GCO completed three diamond drill holes aggregating 263.4 m. The purpose of the Moneta drilling was to obtain metallurgical samples, but there are no records of any significant Moneta metallurgical work. GCO drilled two additional diamond drill holes in 1992. This was the last drilling prior to the 2007 field program..

All of the diamond drill campaigns are summarized in Table 6-1.

TABLE 6-1 HISTORICAL DIAMOND DRILLING CAMPAIGNS
Zazu Metals Corporation – Lik Deposit, Alaska

Year	Number of Holes	Aggregate Depth (m)	Company
1977	10	1,603.3	Managed by WGM
1978	79	10,680.2	Managed by WGM
1979	14	4,931.1	Managed by GCO
1980	3	202.1	Managed by GCO
1983	1	835.2	Managed by GCO
1984	6	1,643.5	Managed by GCO
1985	16	4,883.1	Managed by Noranda
1987	1	696.5	Managed by GCO
1990	3	263.4	Managed by Moneta
1992	2	283.5	Managed by GCO
Totals	**135**	**26,236.6**	

Several estimates of mineral resources and mineral reserves have been completed on the Lik deposit. The estimates judged by Scott Wilson RPA to be most reliable were the mineral resources for the Lik South deposit prepared by GCO in 1984 and by Noranda in 1985. The two estimates are presented in Table 6-2.

TABLE 6-2 HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK SOUTH DEPOSIT
Zazu Metals Corporation – Lik Deposit, Alaska

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density t/m^3
GCO	1984	5% Pb+Zn	22.04	8.88	3.08	49	3.21
Noranda	1985	7% Pb+Zn	10.85	10.51	3.42	n.a.	3.77

The most recent estimate of mineral resources for the Lik North deposit was prepared by Noranda following the completion of the 1985 diamond drilling campaign (Table 6-3). This estimate is based on significantly more information than prior estimates

TABLE 6-3 HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK NORTH DEPOSIT
Zazu Metals Corporation – Lik Deposit, Alaska

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density t/m^3
Noranda	1985	7% Pb+Zn	4.73	10.59	3.5	53	3.21

No metal prices or exchange rates were specified for the GCO or either of the Noranda estimates. The GCO estimate was prepared using polygonal methods, while the Noranda estimates were prepared using sectional methods. Both of these estimates are considered by Scott Wilson RPA to be historical estimates and are thought to be reliable at the present drilling density. The estimates are considered to be relevant as they give an estimate of the likely size of the two parts of the Lik deposit. Both the GCO and Noranda mineral resource estimates are unclassified.

In 1983, Pincock, Allen & Holt, Inc. (PAH) completed a feasibility study. The 1983 mineral resource estimate by PAH is not considered relevant by Scott Wilson RPA. The feasibility study was updated in 1989, but the resource statement was not revised at that time.

7 GEOLOGICAL SETTING

The following information on geological setting has been assembled from published information that is cited where appropriate.

REGIONAL GEOLOGY

The regional geology of the Western Brooks Range area is structurally complex. The sedimentary rocks of the area have been disrupted by thrust sheets or allochthons (Dumoulin et al., 2004) (Figure 7-1).

The Lik deposit and the other zinc-lead deposits of the Brooks Range, including Red Dog, are hosted in the Kuna Formation of the Lisburne Group (Figure 7-2). In the Western Brooks Range, the Lisburne Group includes both deep and shallow water sedimentary facies and local volcanic rocks. The rocks have been extensively disrupted by thrusting. The deep water facies of the Lisburne Group, the Kuna Formation, is exposed chiefly in the Endicott Mountains and the structurally higher Picnic Creek allochthons.

In the Red Dog plate of the Endicott Mountains allochthon, the Kuna Formation consists of at least 122 m of thinly interbedded calcareous shale, calcareous spiculite and bioclastic supportstone (the Kivilina Unit) overlain by 30 m to 240 m of siliceous shale, mudstone, calcareous radiolarite and calcareous lithic turbidite (Ikalukrok Unit). The Ikulukrok unit in the Red Dog plate hosts all of the massive sulphide deposits in the area. The Ikulukrok unit is carbonaceous, is generally finely laminated, and contains siliceous sponge spicules and radiolarians. Based on conodonts and radiolaria, the Kuna Formation is Osagean to Chesterian (late Early to Late Mississippian). The unit is thought to have formed in slope and basin settings characterized by anoxic or dysoxic bottom water.

The structural complexity of the Western Brooks Range resulted from Mesozoic convergence followed by further shortening in the Tertiary period. Young (2004) notes that the reconstructed Kuna Basin is a 200 km by >600 km feature.

LOCAL GEOLOGY

The Lik deposit is hosted in the Red Dog plate of the Endicott Mountains allochthon (Young, 2004). The term "allochthon" describes an assemblage of stratigraphically related rocks that overlies a large displacement thrust fault. The stratigraphically lowest rocks within the Red Dog plate belong to the Kayak Shale. The top of the Kayak Shale is interbedded with rocks of the Kuna Formation.

The Kuna Formation is divided into two units, the Kivilina Unit and the Ikalukrok Unit. In a district sense, the Kivalina Unit is up to 122 m thick and may have been deposited in a local fault-bounded depression. It includes laminated, black calcareous shale and thick-bedded, grey micritic limestone, grainstone and packstone. The Ikalukrok Unit varies in thickness across the district from 29 m to greater than 240 m. The unit has been divided into a lower laminated black shale sub-unit and an upper medium- to thick-bedded black chert sub-unit. The shale is siliceous and carbonaceous and has reported mean concentrations of 74% to 77% SiO_2 and >4% C_{org}. Distal to proximal carbonate turbidite is an important component of the shale sub-unit.

PROPERTY GEOLOGY

The Lik deposit is hosted in the upper part of the Ikalukrok Unit of the Kuna Formation. At Lik, the immediate host rocks are carbonaceous and siliceous black shale, with subordinate black chert and fine-grained limestone. These rocks strike broadly north-south and dip at about 25° to 40° to the west (Figure 7-3). The massive sulphides are overlain conformably by rocks of the Siksikpuk Formation. The sequence is overridden by allochthonous rocks that form high hills north and west of the deposits.

The mineralized sequence is cut by a number of faults. The most significant disruption is the Main Break Fault (Figure 7-2), which drops the northern end of the Lik deposit down about 150 m. It is unclear whether there is a change in strike north of the fault, or whether the change is more apparent due to topography. The Main Break Fault strikes east-west and dips north at about 60°.

There is another group of steeper faults that tend to strike northerly or northwesterly and which are interpreted as being both normal and reverse with throws of up to 100 m.


68°15'N
164°00'W
Western facies
Road Corridor facies
Wrench Ck. fault
Sivukat Mtn. fault
Key Creek sensu stricto
Key Creek sensu stricto
N
10 km
Syncline
Anticline, with plunge
Overturned anticline
Overturned syncline
Thrust fault
Normal fault
Unspecified fault
Misheguk Mtn. (allochthon)
Copter Peak
Ipnavik River - Ipnavik plate
Kelly River
3A - Amphitheatre plate
3C - Chimney plate
3K - Kelly plate
3W - Wulik Peaks plate
Picnic Creek
2A - Amaruk plate
2W - Wulik plate
Endicott Mts.
1a - Red Dog plate
1b - Key Creek plate
Wolverine Creek plate
Okpikruak Fm. contains olistostromes
Kuna-Hosted Zinc-Lead-Iron
A Red Dog deposits
B Anarraaq
C Aktigiruq
D Upper Wulik
E SUDS (deep)
F SUDS (shallow)
G SU-LIK
H Bear
I Fritz
J Ferric Creek
K OAK
L TAK
M Competition Creek
N TUT
O ORE
Kuna-Hosted Barite
P Gull Creek
Q Moil-Wolf Creek
R SU
Endicott Group Zinc-Lead-Iron
S Anomaly Creek
T Grizzly
U Robinson Creek
V Lucky
W Weasel Creek
X Lightning Creek
Figure 7-1
Zazu Metals Corporation
Lik Project
Northern Alaska, U.S.A.
Regional Geology
November 2007
Source: L. E. Young, Economic Geology, Vol. 99, 2004.


Lower Cretaceous
OKPIKRUAK Fm.
+365m
Lower Cretaceous to Jurassic
IPEWIK Fm.
near Red Dog +20(?)m
average 6(?)m
Middle Jurassic to Lower Triassic
OTUK FORMATION
46m
SIKSIKPUK Fm.
Lower Triassic to Pennsylvanian
near Red Dog 76m
average 68m
Orange Cherty Unit (11m)
Middle or Lower Pennsylvanian (?)
Barite
Zn - Pb
Ikalukrok Unit (120m)
KUNA FORMATION
Upper to Lower Mississippian
+242m
Kivalina Unit (+122m)
NOATAK SANDSTONE
Lower Mississippian to Upper Devonian
base is a thrust fault
Light Chert
Dark Chert
Limestone
Black Shale
Light Shale
Sandstone / Siltstone
Conglomerate
November 2007

Figure 7-2

Zazu Metals Corporation

Lik Project

Northern Alaska, U.S.A.

Stratigraphic Section


Legend:
Undifferentiated flysch deposits
Undifferentiated cherts
Kuna Formation
Massive sulphide horizon
Diamond drill hole
Lead soil geochemistry anomaly
Silver soil geochemistry anomaly
Allochthonous Thrust Blocks
Main Break Fault
L-1 Fault
L-2 Fault
L-3 Fault
L-4 Fault
Camp
Airstrip
Lik Claims
SU Claims
0 100 200 300 400 500
Metres
N
Zazu Metals Corporation
Lik Property
Northern Alaska, U.S.A.
Property Geology
November 2007

Figure 7-3

8 DEPOSIT TYPES

The Lik deposits are examples of a large group of deposits broadly referred to as sediment-hosted zinc-lead-silver deposits. Cox and Singer (1992) described the deposit type thus:

> *Stratiform basinal accumulations of sulphide and sulphate minerals interbedded with euxinic marine sediments form sheet- or lens-like tabular bodies up to a few tens of metres thick and may be distributed through a stratigraphic interval over 1,000 m.*

The model covers a large group of deposits that have been divided into subtypes that include Broken Hill-type, Mount Isa-type, and others. Water depth of the host units may be variable, the rock types are variable and the depositional environment may vary from lacustrine to deep water marine.

Historically, the deposits have been regarded as syngenetic, but more recent studies appear to demonstrate that many of the deposits are diagenetic. In the case of Red Dog, evidence that the deposits are partially syngenetic and partially diagenetic has been described by Moore et al. (1986).

Typically, metallurgical recovery is affected by post-depositional events. Deposits subjected to higher metamorphic grades typically have higher metallurgical recoveries. However, the post-depositional events may dismember the deposit and lower the quality of the recoverable zinc concentrate.

9 MINERALIZATION

The Lik deposit is a stratiform zinc-lead-silver deposit. The deposit is continuous outside the Lik property onto the adjacent Teck Cominco property to the south. The southern continuation of the Lik deposit is referred to as the Su deposit, lying on the Su property.

Within the Lik property, the deposit is divided into two parts by the Main Break Fault. The main part of the deposit within the existing claims is referred to as the Lik South deposit. As presently tested, the Lik South deposit is about 1,100 m long and about 600 m wide. It has been tested down dip to a depth of about 150 m to 200 m. North of the Main Break Fault, the Lik North deposit is about 700 m long and about 350 m wide. It has been tested down dip to a depth of about 300 m.

The deposits strike broadly northerly and dip westerly at about 25° to 40°. The mineralization comprises irregular, stratiform lenses. The mineralogy of the sulphides is simple and comprises pyrite, marcasite, sphalerite, and galena, with rare tetrahedrite, bournonite and boulangerite. Gangue minerals include quartz (as chert), clay minerals, carbonate and barite. Noranda recognized six different ore types in its logging of drill core (Scherkenbach et al., 1985). Sulphide grain sizes and grades vary between different ore types. Maximum sphalerite grain size is about 100 microns. Typical drill sections for the Lik South and Lik North deposits are shown on Figures 9-1, 9-2 and 9-3.

Typical grades of mineralized intersections within the Lik deposit are listed in Table 9-1.

TABLE 9-1 TYPICAL MINERALIZED INTERSECTIONS
Zazu Metals Corporation – Lik Deposit, Alaska

Hole No.	From (m)	To (m)	Length (m)	Zn%	Pb%	Ag g/t
5	54.56	78.79	24.23	19.72	6.27	126.5
16	80.16	94.49	14.33	21.67	7.01	230.4
21	129.54	135.33	5.79	7.07	1.88	8.6
24	40.87	50.14	9.27	11.09	1.44	51.1
31	21.49	34.75	13.26	9.07	2.69	6.9
38	45.90	63.76	17.86	8.13	1.80	48.0
38	70.53	87.75	17.22	8.92	2.08	28.8
43	35.66	40.69	5.03	17.66	3.62	8.6
43	60.96	80.28	19.32	9.07	2.49	47.7
43	84.73	91.04	6.31	21.07	5.95	111.4
55	114.0	125.88	11.89	8.15	2.42	205.7
68	32.31	53.43	21.12	13.34	2.85	56.9
79	15.85	31.33	15.48	9.14	2.66	37.0

Previous work by GCO determined that sulphides were deposited in four distinct cycles. The cycles are better developed close to the likely hydrothermal source of the mineralizing fluids. Individual cycles may be quite thin near the margins of the deposit and the thickest accumulation in a single cycle noted to date is about 13.7 m. The base of a sulphide cycle begins abruptly with the deposition of sphalerite, galena and pyrite. Typically, the highest grades are found at or within a few metres of the base of a sulphide cycle. Massive or finely bedded zinc- and galena-rich sulphides decrease in grade upward within a cycle. Pyrite increases relative to sphalerite and galena, forming bands of massive or colloform pyritic sulphides. Higher in the cycle, pyrite decreases to 10% to 20% and forms nodular or colloform semi-massive pyrite layers interbedded with black chert or strongly silicified black claystone. The tops of the cycles generally contain the highest marcasite concentrations. Locally, another cycle begins before the earlier cycle is finished. Lateral variations appear to mimic the vertical variations.

While brecciated sulphides are common in high-grade areas, they do not form a large percentage of the overall sulphide mass. Individual breccia zones vary in thickness from a few centimetres to a few metres. The origin of the brecciation is not clear, but at least some of it is judged to be primary.


Baseline
400m
300m
200m
100m
0m(sea level)
surface
DDH-49
DDH-86
DDH-89
overburden
2.92, 3.83, 20.6 / 3.5
0.97, 3.11, 21.2 / 3.2
2.5, 12.6, 44.6 / 5.8
1.21, 1.84, 3.1 / 5.2
2.31, 9.9, 9.5 / 13.6
0.64, 2.98, 25.1 / 3.0
1.33, 8.61, 5.1 / 7.2
1.26, 9.62, 8.9 / 32.1
4.04, 5.06, 2.4 / 12.5
1.18, 1.53, 3.5 / 7.3
2.28, 8.61, 3.8 / 18.2
71.62m
94.79m
119.48m
L-1
L-2
L-3
L-4
0 20 40 60 80 100
Metres
Legend:
Gossan
Undifferentiated cherts
Kuna Formation
Mineralization (>5% Pb+Zn)
Mineralization (<5% Pb+Zn)
Diamond drill hole
1.18, 1.53, 3.5 / 7.3
Intersection
%Pb, %Zn, g/t Ag / metres
Fault
Thrust fault
November 2007
Figure 9-1
Zazu Metals Corporation
Lik Property
Northern Alaska, U.S.A.
Cross Section 800N


Baseline
400m
300m
200m
100m
0m(sea level)
surface
DDH-17
DDH-14
DDH-12
DDH-11
DDH-5
DDH-13
DDH-84
DDH-74
overburden
9.47, 0.23, 27.8 / 5.8
1.80, 0.47, 37.7 / 6.7
0.82, 3.13, 3.4 / 2.2
4.82, 7.17, 4.5 / 9.6
4.33, 13.1, 1.4 / 11.2
0.34, 1.26, 3.8 / 1.1
1.89, 3.76, 20.2 / 4.9
6.27, 19.72, 133.7 / 24.2
6.55, 0.44, 10.6 / 2.0
45.7m
1.54, 6.8, 3.1 / 12.8
1.19, 4.85, 2.1 / 3.4
50.3m
3.48, 1.89, 29.8 / 3.4
5.41, 14.72, 412.1 / 14.9
mudstone
breccia
2.5, 12.6, 44.6 / 5.8
0.36, 2.04, 68.6 / 6.2
121.0m
110.0m
98.8m
154.8m
L-1
L-2
L-3
0 20 40 60 80 100
Metres
Legend:
Gossan
Undifferentiated cherts
Kuna Formation
Mineralization (>5% Pb+Zn)
Mineralization (<5% Pb+Zn)
Diamond drill hole
1.18, 1.53, 3.5 / 7.3
Intersection
%Pb, %Zn, g/t Ag / metres
Fault
Thrust fault
Zazu Metals Corporation
Lik Property
Northern Alaska, U.S.A.
Cross Section 1400N
November 2007
Figure 9-2


Baseline
400m
300m
200m
100m
0m(sea level)
DDH-110
DDH-109
surface
DDH-108
DDH-26
overburden
DDH-1
(70.4m S)
1.60, 6.25, 28.8 / 27.9
1.81, 10.06, 1.4 / 3.2
1.09, 9.00, 7.2 / 4.6
166.7m
185.9m
3.50, 5.02, 103.2 / 14.0
1.77, 9.27, 100.8 / 17.2
4.29, 8.54, 71.3 / 26.5
4.05, 10.73, 24.3 / 7.3
2.04, 8.52, 83.0 / 13.0
228.9m
252.1m
289.6m
Main Break Fault
0 20 40 60 80 100
Metres
Figure 9-3
Legend:
Gossan
Undifferentiated cherts
Kuna Formation
Mineralization (>5% Pb+Zn)
Mineralization (<5% Pb+Zn)
Diamond drill hole
1.18, 1.53, 3.5 / 7.3 Intersection %Pb, %Zn, g/t Ag / metres
Fault
Thrust fault
Zazu Metals Corporation
Lik Property
Northern Alaska, U.S.A.
Cross Section 4000N
November 2007

10 EXPLORATION

Zazu completed a program of diamond drilling in the summer of 2007. The details of this program, and the results of the work, are discussed below under 'Drilling'. Zazu did not complete other exploration programs in 2007.

11 DRILLING

Zazu completed a program of diamond drilling during the 2007 summer field season comprising eleven drill holes with an aggregate depth of 1,394.10 m. The hole collar locations are shown on Figure 11-1. In order to facilitate this work, Zazu purchased a diamond drill rig and contracted with an independent diamond driller to man and maintain the drill rig. The arrangement worked satisfactorily and Zazu will consider extending the program in 2008.

The purposes of the 2007 program were several. They include:

- To confirm previous drill results. Confirmation of the previous drilling should allow the historical mineral resources to be upgraded to mineral resources compliant with NI 43-101.
- To commence fill-in drilling of the Lik deposit.
- To obtain samples for more detailed metallurgical studies.

The assay results for all eleven drill holes are available. One of the holes, DDH-144, did not intersect mineralization deemed worthy of sampling. In summary, the results to date for the 2007 are set out in Table 11-2.

Details of the drill holes completed in 2007 are set out in Table 11-1.


0 500 1000 1500 2000
Feet
Source: Zazu Metals Corporation, 2007.
N
Main Break Fault
ALLOCHTHONOUS TRUST BLOCKS
ALLOCHTHONOUS TRUST BLOCKS
CAMP
Lik Claims
Su Claims
L-1 Fault
L-2 Fault
L-3 Fault
L-4 Fault
AIRSTRIP
Legend:
Lowermost thrust plane separating imbricate allochthonous blocks from underlying autochthonous block
High angle faults
Diamond drill hole collar location
Surface trace of angle drill holes
Diamond drill hole collar location (Teck Cominco)
2007 in-fill drill hole
2007 twinned drill hole
Camp buildings and access roads
November 2007

Figure 11-1

Zazu Metals Corporation

Lik Project

Northwest Alaska, U.S.A.

Drill Hole Location Map with 2007 Drilling

TABLE 11-1 2007 DIAMOND DRILL HOLES
Zazu Metals Corporation – Lik Deposit, Alaska

Hole ID	Easting	Northing	Length (m)	Azimuth (°)	Dip (°)
DDH-136	380W	1200N	134.72	n.a.	-90
DDH-137	00	2000N	113.39	n.a.	-90
DDH-138	180E	2400N	47.85	n.a.	-90
DDH-139	00	1600N	57.30	n.a.	-90
DDH-140	200W	1200N	130.15	n.a.	-90
DDH-141	200W	1600N	111.86	n.a.	-90
DDH-142	400W	1600N	151.79	n.a.	-90
DDH-143	110W	1800N	124.66	n.a.	-90
DDH-144	600W	1200N	256.64	n.a.	-90
DDH-145	200W	400N	125.58	n.a.	-90
DDH-146	350W	800N	137.16	n.a.	-90
Totals			**1,394.10**		

The results of the available holes are shown in Table 11-2.

TABLE 11-2 AVAILABLE 2007 DIAMOND DRILLING RESULTS
Zazu Metals Corporation – Lik Deposit, Alaska

Hole ID	From (m)	To (m)	Length Down Hole (m)	True Thickness (m)	Zn (%)	Pb (%)
DDH-136	64.62	69.19	4.57	3.96	4.35	6.04
	82.30	95.10	12.80	11.09	9.78	1.61
including	84.43	90.53	6.10	5.28	13.20	1.90
including	84.43	85.95	1.52	1.32	18.70	1.15
DDH-137	4.88	16.92	12.04	11.12	3.38	7.72
	34.14	76.50	42.36	39.14	6.49	1.67
including	46.02	68.58	22.56	20.84	8.59	2.35
including	64.92	68.58	3.66	3.38	15.49	1.63
including	71.63	76.50	4.87	4.50	7.52	1.36
DDH-138	7.01	32.61	25.60	23.20	8.20	2.44
including	28.50	32.61	4.11	3.72	17.57	5.28
DDH-139	29.57	46.02	16.45	14.25	8.95	2.13
including	31.09	35.36	4.27	3.70	11.90	5.28
DDH-140	55.47	58.22	2.75	2.38	4.65	1.55
DDH-141	79.25	86.72	7.47	6.47	5.69	1.23
DDH-142	117.96	131.98	14.02	12.14	8.46	3.84
Including	125.88	128.93	3.05	2.64	15.59	3.82
DDH-143	77.72	93.57	15.85	14.36	14.05	9.41
including	77.72	82.91	5.19	4.70	19.10	14.90
DDH-145	87.17	90.53	3.36	2.90	5.81	2.10
DDH-146	103.02	104.24	1.22	1.06	6.79	1.21

Note – A natural cut-off was applied. It essentially corresponds to about 5% Pb+Zn.

12 SAMPLING METHOD AND APPROACH

The core obtained from the Lik deposit during the 2007 drilling campaign was logged on site at the Lik camp. The entire core containing sulphide mineralization was sawn using diamond saws and half of the core was sent for assay. Sulphide mineralization at Lik has a problem in that there is diagenetic marcasite associated with the margins of the higher grade mineralization and within some of the lower grade mineralization. This material oxidizes rapidly breaking up the core and rendering samples inappropriate for metallurgical testing. Once core was placed in the sample bags, the air was evacuated and replaced with nitrogen. The samples were sent to Kotzebue by charter and then by licensed carrier to Anchorage. The samples were stored under refrigeration in Anchorage until the end of the drilling campaign. Finally, the samples were dispatched to G & T Metallurgical Services Ltd. (G & T) of Kamloops, BC. As well as completing metallurgical testing, G & T crushed and analyzed the samples.

Core is marked for sampling depending on visual grade estimates. Mineralization is coarse enough and of high enough grade that mineralization can be recognized visually. Thus visual methods were used to select sample boundaries and lengths. Short samples were noted adjacent to areas where grade changed sharply. The shortest sample seen was a 1-foot sample. In areas where the grade is judged to be uniform, core is typically divided into 5-foot (1.52 m) lengths. In final logs a few samples were noted that were longer than five feet. One 7-foot (2.13 m) sample was noted and two 6-foot (1.83 m) samples were seen. These samples fell with longer areas of higher grade mineralization. Scott Wilson RPA considers that the mineralization at Lik is appropriately logged and sampled. It is not evident that logging or sampling is leading to any bias in the sample results.

Recovery was typically excellent in core seen on site by Scott Wilson RPA. An examination of logging showed that high core recovery in sulphide areas was generally very high.

13 SAMPLE PREPARATION, ANALYSES AND SECURITY

As noted above, the 2007 Lik samples were dispatched to G & T. G & T is an ISO 9001:2000 certified laboratory for precious metals and base metals. G & T has completed analyses for lead and zinc. Analyses for silver are not yet completed. G & T will also complete a program of metallurgical testing. G & T require an understanding of the grades of the various samples prior to any blending for the various tests that will be completed. Zazu will transfer pulps from G & T to ALS Chemex in Vancouver for check analysis as part of the Quality Control/Quality Assurance (QA/QC). This work is in progress. Zazu is not responsible for any part of the sample preparation or analysis.

G & T prepared the Zazu samples using its SMS21 Preparation Method. The major steps in this protocol are:

- Samples are received, identified and labeled.
- Samples are passed through a jaw crusher to reduce the core to >10 mesh.
- Samples are passed through a cone crusher until +99% of the sample is -10 mesh.
- Samples are riffled to cut a sample of about 500 g.
- This material is treated in a ring pulverizer so that all of the material is <100 microns.
- A pulp of 250 g is sent for analysis.

The material was then treated using the AMS08 protocol for analysis. Major steps include:

- Samples are dissolved using an aqua regia digestion.
- The samples were analyzed using induced coupled plasma (ICP) analysis.

Other QA/QC procedures employed by Zazu included the use of blanks (unmineralized core from outside of the mineralized zone) and quartered duplicates. Zazu was unable to obtain acceptable reference samples for the 2007 field season. It is recommended that further attempts be made to find acceptable reference material for the

planned 2008 field season. As the analytical work is incomplete, a full assessment of the results of the QA/QC work is not possible. An incomplete assessment of the QA/QC results indicates that:

- Blank values are typically low indicating the intersample contamination was not a problem in the G & T laboratory.
- Quartered duplicates appear to be giving acceptable reproducibility.

Scott Wilson considers that the analytical work completed and planned will give a reliable indication of the grades of mineralization tested in the 2007 drilling.

14 DATA VERIFICATION

As noted above, Zazu will transfer pulps from G & T to ALS Chemex as part of continuing QA/QC testing.

Scott Wilson RPA completed check sampling of diamond drill core from the 2007 as part of a verification process for samples from the drill campaign during a property visit in September, 2007. Eight samples of quartered core were collected and the samples were returned to Toronto in the custody of the Scott Wilson RPA representative. Details of the samples collected are set out in Table 14-1.

TABLE 14-1 SCOTT WILSON RPA CHECK SAMPLES, 2007
Zazu Metals Corporation – Lik Deposit, Alaska

Hole ID	Sample ID	From (m)	To (m)	Length (m)
DDH 139	462151	26.52	28.04	1.52
DDH 143	462152	75.29	76.81	1.52
DDH 143	462153	81.39	82.91	1.52
DDH 143	462154	85.96	87.48	1.52
DDH 143	462155	90.53	92.05	1.52
DDH 143	462156	101.19	102.71	1.52
DDH 136	462157	99.67	100.89	1.22
DDH 136	462158	100.89	102.41	1.52

The check samples were dispatched to the SGS laboratory in Toronto for analysis. The results of the analyses by SGS Canada in Toronto and G & T are tabulated below in Table 14-2.

TABLE 14-2 2007 CHECK SAMPLE COMPARISON
Zazu Metals Corporation – Lik Deposit, Alaska

Scott Wilson RPA Sample ID	SGS Results		G & T Sample Results	
	Zn%	Pb%	Zn%	Pb%
462151	0.04	0.09	0.92	0.76
462152	0.20	0.04	0.55	0.22
462153	7.29	9.28	21.5	14.2
462154	5.24	7.95	1.65	8.96
462155	8.58	1.09	10.7	1.68
462156	3.4	0.61	4.52	0.86
462157	1.04	0.56	1.02	0.51
462158	3.76	1.17	3.9	0.82

One of the samples shows significant variation between the SGS value and the G & T value. Further assaying will be required to determine whether there is a problem with these data.

Diamond drill collar positions and core storage buildings were inspected during the Scott Wilson RPA visit.

One of the objectives of the 2007 drilling was to twin several of the previous holes with the objective of confirming the earlier work. Three of the holes completed were twin holes of earlier drilling. Of the holes drilled, DDH 137 twinned DDH 38, DDH 138 twinned DDH 76 and DDH 139 twinned DDH 15.

Results of these twin holes are shown in Table 14-3.

TABLE 14-3 RESULTS OF TWIN HOLES
Zazu Metals Corporation – Lik Deposit, Alaska

Hole ID	From (m)	To (m)	Length (m)	Pb%	Zn%
DDH 137	4.88	16.92	12.04	3.38	7.72
	34.14	76.50	42.36	1.67	6.49
DDH 38	11.89	17.37	5.48	7.61	6.52
	45.90	87.75	41.85	1.72	7.42
DDH 138	7.01	32.61	25.60	2.44	8.20
DDH 76	10.36	33.99	23.63	1.48	9.49
DDH 139	29.56	46.02	16.46	2.13	8.95
DDH 15	31.09	48.16	17.07	2.69	10.44

Overall, these twinned holes appear to show reasonable correlation. The higher intersection in DDH 137 and DDH 38 are markedly different because of core loss in the upper part of hole DDH 38. The depth differences between DDH 137 and DDH 38 for the lower intersection may reflect hole deviation. When individual assays are examined, there is correlation between the higher grade areas in the various twinned holes.

It should be noted that diamond drilling and sampling has been carried out and supervised by different companies including WGM, GCO, Noranda, and Moneta.

15 ADJACENT PROPERTIES

Teck Cominco holds the southern extension of the Lik deposit. Teck Cominco refers to the extension area as the Su property and the mineralization as the Su deposit. Historically, Teck Cominco has not released mineral resource estimates for the Su deposit. The July 1998 issue of Engineering & Mining Journal (Volume 199, Issue 7, p. 22) discussed Teck Cominco's acquisition of a 50% interest in the Lik deposit from Echo Bay Mines Ltd. The article noted that the Su deposit contained 'a resource of 17 million tonnes grading 10% combined lead and zinc'. These historical mineral resources predate NI 43-101 and have not been reviewed by Scott Wilson RPA and are not a reliable estimate of mineralization on the Lik property.

Depending on the level of district exploration being carried out by Teck Cominco, the large Red Dog property may be considered an adjacent property. The Red Dog camp includes several different deposits, for which the published resources are in Table 15-1.

TABLE 15-1 RED DOG CAMP MINERAL RESOURCES AND MINERAL RESERVES

Deposit	Tonnes (million)	Zn%	Pb%	Ag g/t
Proven and Probable Reserves	68.7	17.5	4.6	n.a.
Indicated Mineral Resources	7.7	18.9	5.4	n.a.
Inferred Mineral Resources	30.2	15.5	4.5	n.a

Notes: These data were drawn from the 2006 Annual Information Form – Teck Cominco Limited.

Scott Wilson RPA has been unable to verify the above information, which is not necessarily indicative of the mineralization on the Lik property.

16 MINERAL PROCESSING AND METALLURGICAL TESTING

Initial metallurgical sampling was carried out by Colorado School of Mines (CSM) and Dawson Metallurgical Laboratories (Dawson) in the period 1978 to 1980. The results of the work at CSM are considered to be unreliable because of oil contamination of the samples during core cutting. A lack of progress on the testing at Dawson resulted in the termination of the test work because there was a recognition that the sample had oxidized to a point where it was not useable for testing.

Subsequently, GCO arranged for new drilling and enhanced core handling to obtain better quality metallurgical samples. The selection methodology for these samples is unclear, and it is uncertain whether the results are representative for the deposit. The test work was completed by Mr. H. Hartjens, Metallurgical Consultant of Sun City, Arizona. Grinding tests showed the results set out in Table 16-1. Test charges of 1,000 g were ground at 62% solids in a mill charged with 9.15 kg rods for periods from 26 to 45 minutes.

TABLE 16-1 GRINDING TEST RESULTS
Zazu Metals Corporation - Lik Deposit, Alaska

	Grinding Time				
	26	30	35	40	45
% Wt +200 mesh	16.8	7.8	2.1	0.6	-
% Wt +350 mesh	22.7	22.0	15.7	9.4	4.9

Three composite samples were tested with analyses as listed in Table 16-2.

TABLE 16-2 ASSAYS OF HEAD SAMPLES
Zazu Metals Corporation - Lik Deposit, Alaska

Sample No.	g/t Ag	Pb%	Zn%	Fe%	S%
Composite 2A	247	8.3	22.7	14	27.2
Composite 6A	58	1.8	8.4	16	18.8
Composite 7A	51	1.1	5.3	15	16.5

Ground pulps were placed in a 2.6 litre Agitair laboratory flotation machine and conditioned and floated operating at 1,100 revolutions per minute (RPM).

Based on the work he completed, Hartjens (1981) concluded that the following results can be achieved in plant operation:

Composite 6A	Pb Conc.	+70% Pb, 80-82% recovery
	Zn Conc.	52% Zn, 78-79% recovery
Composite 2A-6A	Pb Conc.	+70% Pb, 87% recovery
	Zn Conc.	55% Zn, 88% recovery
Composite 7A	Pb Conc.	+70% Pb, 75% recovery
	Zn Conc.	52% Zn, 87% recovery

This work indicated that about 83% of the zinc could be recovered in a zinc concentrate assaying 52% Zn and about 80% of the lead could be recovered in a concentrate assaying about 70% Pb. Some payable silver is contained in the lead concentrate, although silver recovery was low. Hartjens (1981) considered that silver may be reporting with pyrite in the tails. Further testing was recommended.

Moneta commenced further metallurgical testing in 1990. The work completed was preliminary in nature and the results generated were not complete.

One of the objectives of the 2007 work was to collect sufficient material for enhanced metallurgical testing. This work, which has just commenced, is being carried out by G & T.

17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

There are no current mineral resources for the Lik property. Zazu is in the process of updating its database and completing fill-in drilling to convert the existing historical resource to a current mineral resource.

18 OTHER RELEVANT DATA AND INFORMATION

Scott Wilson RPA does not know of any other information relevant to this report.

19 INTERPRETATION AND CONCLUSIONS

On June 28, 2007, Zazu entered into an agreement with GCO to purchase GCO's entire 50% equity interest in the Lik property (and GCO's interest in the Lik Block Agreement with Teck Cominco) for $20 million. Additionally, Zazu has the right under the terms of the Lik Block Agreement to raise its interest to 80% by carrying out approximately $40 million of qualifying expenditures (being the initial figure under the Lik Block Agreement of $25 million, as adjusted for inflation indexing and escalations) prior to 2018.

The deposit is divided by faulting into two parts: Lik South and Lik North. Much of the Lik South deposit is shallow and considered to be amenable to open pit mining. The Lik North deposit is relatively deeper. Several feasibility studies have been carried out on the Lik deposit, but they are considered to be out of date. The Lik deposit was drill tested in the late 1970s and early 1980s and sporadically through the early 1990s. A program of eleven diamond drill holes was completed in the 2007 field season. The purpose of this work was; to confirm the previous work, provide material for metallurgical testing, and to commence the process of in-fill drilling that will be required to develop the mine.

Over the period of exploration, a number of mineral resource estimates were prepared for the Lik deposits prior to the introduction of NI 43-101 and are considered to be historical mineral resource estimates under Section 2.4 of NI 43-101. Scott Wilson RPA has judged that the most reliable mineral resource estimates for the Lik South deposit were those prepared by GCO in 1984 and Noranda in 1985 (Table 19-1). These estimates are based on the results of about 100 diamond drill holes.

TABLE 19-1 HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK SOUTH DEPOSIT
Zazu Metals Corporation – Lik Deposit, Alaska

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density t/m³
GCO	1984	5% Pb+Zn	22.04	8.88	3.08	49	3.21
Noranda	1985	7% Pb+Zn	10.85	10.51	3.42	n.a.	3.77

The most recent estimate of mineral resources for the Lik North deposit was prepared by Noranda following the completion of the 1985 diamond drilling campaign. This estimate is based on about 15 diamond drill holes, significantly more information than prior estimates. The results of the Noranda estimate are shown in Table 19-2.

TABLE 19-2 HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK NORTH DEPOSIT
Zazu Metals Corporation – Lik Deposit, Alaska

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density t/m³
Noranda	1985	7% Pb+Zn	4.73	10.59	3.5	53	3.21

No metal prices or exchange rates were specified for the GCO or either of the Noranda estimates. The GCO estimate was prepared using polygonal methods, while the Noranda estimate was prepared using sectional methods. Both of these estimates are considered by Scott Wilson RPA to be historical estimates and are thought to be reliable at the present drilling density. The estimates are considered to be relevant as they give an estimate of the likely size of the two parts of the Lik deposit. Neither of the estimates included a classification of the various tonnages.

20 RECOMMENDATIONS

Zazu has completed much of the Stage 1 budget set out in the previous technical reports. One significant item has carried over from the previous budget as metallurgical studies are continuing. The remainder of the budget covers ongoing exploration and other work to be completed in the 2008 calendar year.

TABLE 20-1 RECOMMENDED EXPLORATION PROGRAM AND COSTS
Zazu Metals Corporation - Lik Deposit, Alaska

Item	US$
Stage 1	
1. Camp management (including camp manager, two labourers, four diamond drill personnel, two geological assistants and a cook)	250,000
2. Camp construction (office building, general storage and core storage facilities)	80,000
3. Travel costs	30,000
4. Diamond drilling (10,000 m @US$190/m)	1,900,000
5. Helicopter support	750,000
6. Drill tools and supplies	60,000
7. Fuel	110,000
8. Freight and haulage	90,000
9. Assays	55,000
10. Database management	120,000
11. Geophysical surveys	40,000
12. Environmental studies	45,000
13. Continuing metallurgical testing	250,000
14. Scoping and feasibility studies	600,000
Subtotal	**4,380,000**
Contingency (10%)	438,000
Total	**4,818,000**

This proposed program covers the completion of the ongoing metallurgical testing, the 2008 summer field program and a number of studies. These will include continuing environmental studies and planned scoping and feasibility studies. None of the planned work is contingent on previous results.

Scott Wilson RPA has reviewed the proposed program and budget and believes them to be reasonable.

21 REFERENCES

Ayuso, R.A., et al., 2004, Origin of the Red Dog Zn-Pb-Ag deposits, Brooks Range, Alaska: Evidence from Regional Pb and Sr Isotope Sources. Econ. Geol. Vol. 99, pp. 1533-1553.

Boniwell, J.B., 1979, The Geophysical Approach in the Delong Mountains Project, Alaska; Past Surveys and Future Possibilities. Report by Excalibur International Consultants Ltd. for General Crude Oil Corp.

Cooper, W.G., 1986, Report on 1985 Geophysical Surveys over the Lik Deposit and Review of 1978-1984 Geophysical Data, Delong Mountains Project, Alaska. Report for Noranda Exploration Inc.

Cox, D.P. and Singer, D.A., 1992, Mineral Deposit Models. U.S. Geological Survey Bulletin 1693.

Dumoulin, J.A. et al., 2004, Depositional Setting, Correlation and Age of Carboniferous Rocks in the Western Brooks Range, Alaska. Econ. Geol. Vol. 99, pp. 1355-1384.

Frederickson, R.S. et al, 1979, Annual Progress Report, 1978, Wulik River Deposit (Lik Property, War-4 Project, Volume 1. Report by WGM Inc.

Gow, N.N., 2007, Technical Report on the Lik Deposit, Northern Alaska. Report for Zazu Metals Corporation.

Hartjens, H., 1981, Laboratory Differential Flotation Studies on Drill Core Composites from the Lik Pb-Zn-Ag Ore Deposit of the G.C.O. Minerals Company. Report for G.C.O. Minerals Company.

Kennedy, D.S., Johnson, C. and Hicks, R., 1979, Delong Mountains Project, 1979, Annual Progress Report, Volume 1. Report for GCO Minerals Company.

Kennedy, D.S. and Hicks, R.W., 1984, Delong Mountains Project, 1983, Annual Progress Report, Volume 1. Report for GCO Minerals Company.

Leach, D.L., et al, 2004, Nature of Hydrothermal Fluids at the Shale-Hosted red Dog Zn-Pb-Ag Deposits, Brooks Range, Alaska. Econ. Geol. Vol. 99, pp. 1449-1480.

Moore, D.W., et al, 1986, Geologic Setting and Genesis of the red Dog Zinc-Lead-silver Deposit, Western Brooks Range, Alaska. Econ. Geol. Vol. 99, pp. 1696-1727.

Scherkenbach, D.A., Hahn, G.A. and Lown, D.J., 1985, Lik-Delong Mountains Project, 1985 Annual Progress Report. Report for Noranda Exploration, Inc.

Slack, J., et al, 2004, Paleozoic Sedimentary Rocks in the Red Dog Zn-Pb-Ag District and Vicinity, Western Brooks Range, Alaska: Provenance, Deposition, and Metallogenic Significance. Econ. Geol. Vol. 99, pp. 1385-1414.

Young, L., 2004, A Geologic Framework for Mineralization in the Western Brooks Range, Alaska. Econ. Geol. Vol. 99, pp. 1281-1306.

22 SIGNATURE PAGE

This report titled 'Amended Technical Report on the Lik Deposit, Northern Alaska' and dated November 30, 2007, with an effective date of November 30, 2007, was prepared and signed by the following author:

(Signed & Sealed)

Dated at Toronto, Ontario
November 30, 2007

Neil N. Gow, B.Sc.(Hons.), P.Geo.
Consulting Geologist

23 CERTIFICATE OF QUALIFICATIONS

NEIL N. GOW

I, Neil N. Gow, P.Geo., as the author of this report entitled "Amended Technical Report on the Lik Deposit, Northern Alaska" prepared for Zazu Metals Corporation and dated November 30, 2007 (the Technical Report), do hereby certify that:

1. I am Consulting Geologist associated with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2. I am a graduate of the University of New England, Armidale, Australia in 1966 with a B.Sc.(Hons.).

3. I am registered as a Professional Geologist in the Province of Ontario (Reg.#433). I have worked as a geologist for a total of more than 40 years since my graduation. My relevant experience for the purpose of the Technical Report is:

   - Senior Mine Geologist, New Broken Hill Consolidated Mine, Broken Hill, NSW
   - Geological exploration in the Selwyn Basin, Yukon, for zinc-lead deposits.
   - Evaluation of the Jason deposits, Macmillan Pass, YK.

4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5. I visited the Lik property on October 10 to 11, 2006.

6. I am responsible for overall preparation of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.4 of NI 43-101.

8. I have had no prior involvement with the property that is the subject of the Technical Report.

9. I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10. To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 30th day of November, 2007

(Signed & Sealed)

Neil N. Gow, B.Sc.(Hons.), P.Geo.

24 APPENDIX 1

LIK FEDERAL CLAIMS

Unpatented Federal Claims

District Name of Claim	BLM Serial Number	Barrow Recording Book	Page(s)
Lik 2019 Fraction	FF-31433	16	96-98
Lik 2020-2030	FF-29421 through FF-29431	7	900-932
Lik 2031 Fraction	FF-31434	16	99-100
Lik 3019 Fraction	FF-31435	16	101-102
Lik 3020-3030	FF-29432 through FF-29442	7	933-965
Lik 3030A Fraction	FF-39283	24	521-523
Lik 3031	FF-29443	20	521
Lik 3032-3034	FF-29444 through FF-29446	7	969-977
Lik 4019 Fraction	FF-31436	20	524
Lik 4020-4021	FF-25700 through FF-25701	20	525-526
Lik 4022	FF-25702	24	524-526
Lik 4023-4026	FF-29447 through FF-29450	7	979-989
Lik 4027-4029	FF-29451 through FF-29453	20	527-529
Lik 4030-4032	FF-29454 through FF-29456	20	531-533
Lik 4033-4034	FF-29457 through FF-29458	20	535-536
Lik 5023-5026	FF-29459 through FF-29462	8	13-24
Lik 5027-5029	FF-29463 through FF-29465	20	537-539
Lik 5030	FF-29466	20	541
Lik 5031	FF-29467	20	543
Lik 5032-5034	FF-29468 through FF-29470	20	545-547
Lik 5035	FF-25703	20	548
Lik 5035X Fraction	FF-25704	24	527-529
Lik 5036-5043	FF-25705 through FF-25712	20	549-556
Lik 6020 Fraction	FF-31437	16	105-106
Lik 6021 Fraction	FF-31438	16	107-108
Lik 6022	FF-31439	16	109-110
Lik 6023-6029	FF-29471 through FF-29477	8	49-69
Lik 6030-6032	FF-29478 through FF-29480	20	562-564
Lik 6033-6043	FF-25717 through FF-25727	20	565-575
Lik 7020-7021	FF-31440 through FF-31441	16	111-114
Lik 7022-7025	FF-25732 through FF-25735	7	450-453
Lik 7026	FF-25736	24	533-535
Lik 7027-7029	FF-25737 through FF-25739	20	455-457
Lik 7030-7031	FF-25740 through FF-25741	24	536-541
Lik 7032	FF-25742	20	581
Lik 7033	FF-39286	20	582

Y 111-112	FF-31442 through FF-31443	16	121-124
Z 320-322	FF-31444 through FF-31446	16	125-130
Silk 33	FF-26533	8	242-243
Silk 34-42	FF-26534 through FF-26542	8	244-252
Silk 118-142	FF-26559 through FF-26583	8	269-293
Silk 216-228	FF-26600 through FF-26612	8	310-322
Silk 229-230	FF-26613 through FF-26614	8	323-326
Silk 231-242	FF-26615 through FF-26626	8	327-338
Silk 316-326	FF-26639 through FF-26649	8	351-361
Silk 327-329	FF-26650 through FF-26652	8	362-367
Silk 330-342	FF-26653 through FF-26665	8	368-380
Silk 411-426	FF-26669 through FF-26684	8	384-399
Silk 427	FF-26685	8	400-401
Silk 428-437	FF-26686 through FF-26695	8	402-411
Silk 511-533	FF-26696 through FF-26718	8	412-434
Silk 611-633	FF-26719 through FF-26741	8	435-457
Silk 711-733	FF-26742 through FF-26764	8	458-480

Fasken Martineau DuMoulin LLP
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December 12, 2007
File No.: 273975.00001

FILED BY SEDAR

British Columbia Securities Commission
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The Manitoba Securities Commission
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New Brunswick Securities Commission
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Securities Office, Consumer, Corporate and Insurance Division, Prince Edward Island

Sirs/Mesdames:

Re: Zazu Metals Corporation (the "Corporation")

We refer to the final long form prospectus of Zazu Metals Corporation (the "**Corporation**") dated December 12, 2007 (the "**Prospectus**"). As legal counsel to the Corporation, we hereby consent to the use of our firm's name on the face page of the Prospectus and under the headings "Material Contracts" and "Legal Matters", and to the use of our names and opinions under the headings "Eligibility for Investment", "Certain Canadian Federal Income Tax Considerations" in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinions referred to above or that is within our knowledge as a result of the services performed by us in connection with those opinions.

This letter is provided in compliance with the applicable securities legislation and is not to be used for any other purpose.

Yours truly,

"Fasken Martineau DuMoulin LLP"

Barristers & Solicitors
Patent & Trade-mark Agents

McCarthy Tétrault

McCarthy Tétrault LLP
Box 48, Suite 4700
Toronto Dominion Bank Tower
Toronto ON M5K 1E6
Canada
Telephone: 416 362-1812
Facsimile: 416 868-0673
www.mccarthy.ca

December 12, 2007

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Zazu Metals Corporation (the "Issuer")

We refer you to the (final) prospectus dated December 12, 2007 (the "Prospectus") relating to an offering of units of securities of the Issuer. In the Prospectus, reference is made to the opinions of this firm under the headings "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations". We hereby consent to being named in the Prospectus on the cover page and under the heading "Legal Matters", to the inclusion of the reference to the opinions of this firm and to the use of our opinions.

We also confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinion referred to above or that are within our knowledge as a result of the services we have performed to render this opinion.

This letter is provided in compliance with applicable securities legislation and policies and is not to be used for any other purpose.

Yours truly,

McCarthy Tétrault LLP

SCOTT WILSON RPA

www.scottwilson.com
www.scottwilsonmining.com

Suite 501
55 University Ave.
Toronto, Ontario
M5J 2H7
Tel: (416) 947-0907
Fax: (416) 947-0395
Email:
neil.gow@scottwilson.com

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Securities Office, Consumer, Corporate and Insurance Division, Prince Edward Island

Dear Sirs/Mesdames:

Re: Zazu Metals Corporation (the "Corporation")
Consent to Naming of Expert and Use of Expert's Report

The undersigned hereby consents to being named in the Final Prospectus of the Corporation dated December 12, 2007 (the "**Prospectus**") as the author of the technical report titled "Amended Technical Report on the Lik Deposit, Northern Alaska, U.S.A.", dated August 20, 2007 as amended on October 29, 2007 and November 30, 2007 (the "**Technical Report**") and to the inclusion of any extracts from or a summary of the Technical Report in the Prospectus.

The undersigned hereby confirms that the undersigned has read the Prospectus and has no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the Technical Report or within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Technical Report.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decision made based on it, is the responsibility of such third parties.

Yours truly,
Dated this 12th day of December, 2007

(Signed) Neil N. Gow, P.Geo.

Scott Wilson Roscoe Postle Associates Inc.

SCOTT WILSON RPA

www.scottwilson.com
www.scottwilsonmining.com

Suite 501
55 University Ave.
Toronto, Ontario
M5J 2H7
Tel: (416) 947-0907
Fax: (416) 947-0395
Email:
neil.gow@scottwilson.com

CONSENT OF QUALIFIED PERSON

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Securities Office, Consumer, Corporate and Insurance Division, Prince Edward Island

Dear Sirs/Mesdames:

As an author of the report entitled " Amended Technical Report on the Lik Deposit, Northern Alaska, U.S.A.", dated August 20, 2007 as amended on October 29, 2007 and November 30, 2007, and prepared on behalf of Zazu Metals Corporation (the "**Issuer**"), I, Neil N. Gow, B.Sc.(Hons.), P.Geo., do hereby certify that:

1. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;

2. I consent to the filing of the Technical Report and to extracts from, or a summary of, the Technical Report in the final prospectus dated December 12, 2007 filed by the Issuer (the "**Prospectus**") with any securities regulatory authority, stock exchange or other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report and to extracts from, or a summary of, the Technical Report in the Prospectus; and

3. I have read the Prospectus and confirm that it fairly and accurately represents the information in the Technical Report that supports the Prospectus.

Dated this December 12, 2007.

(Signed) Neil N. Gow

Scott Wilson Roscoe Postle Associates Inc.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell these securities. The securities offered by this prospectus have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any applicable state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available. See "Plan of Distribution".

This document has not been filed with, or approved by, the Financial Services Authority (the "FSA") as a prospectus under Section 87A of FSMA (as defined below) and does not constitute a prospectus under section 85(1) of the FSMA. It is not required to be an approved prospectus for the purposes of FSMA or the Prospectus Rules published by the FSA implementing the European Prospectus Directive (2003/71/EC). This document also has not been approved by a person authorized under the FSMA.

PROSPECTUS

Initial Public Offering December 12, 2007


ZAZU
METALS CORPORATION

Zazu Metals Corporation

Cdn.$10,000,000 (Maximum)

5,714,286 Units

This prospectus qualifies the distribution (the "Offering") of up to 5,714,286 units ("Units") of Zazu Metals Corporation (the "Company") at a price of Cdn.$1.75 per Unit (the "Offering Price"). Each Unit will be comprised of one common share of the Company (a "Common Share") and one half of one Common Share purchase warrant (each whole Common Share purchase warrant being a "Warrant"), with each Warrant entitling the holder to purchase one Common Share (a "Warrant Share") at a price of Cdn.$2.25 per Warrant Share until the fifth anniversary of the date of the initial closing of the Offering (the "Initial Closing Date"). The Company is a Canadian-based exploration company that currently has a 50% interest in a zinc, lead and silver exploration property, known as the LIK property, located in Alaska. See "Mineral Project". The Company was recently incorporated to acquire its interest in the LIK property and is focused on developing and bringing the LIK property into production. This high grade, advanced stage exploration property is located in Alaska's Red Dog mine district, which contains the world's largest known zinc deposits.

The Units are being offered pursuant to an agency agreement dated December 12, 2007 (the "Agency Agreement") between the Company and Raymond James Ltd., Dundee Securities Corporation, Paradigm Capital Inc., Cormark Securities Inc. and MGI Securities Inc. (collectively, the "Agents"). In connection with the Offering, the Agents may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares or Warrants at levels other than those which otherwise might prevail on the open market. See "Plan of Distribution".

There is currently no market through which the Common Shares or Warrants may be sold and purchasers may not be able to resell the Common Shares and Warrants purchased under this prospectus. The Toronto Stock Exchange (the "TSX") has conditionally approved the listing of the Common Shares and Warrants. Listing is subject to the Company fulfilling all of the requirements of the TSX on or before February 12, 2008, including the distribution of the Common Shares and Warrants to a minimum number of public securityholders. An investment in the Common Shares and Warrants is subject to a number of risks that should be carefully considered by a prospective purchaser. See "Risk Factors".

Price: Cdn.$1.75 per Unit

	Price to the Public[1]	Agents' Fee[2]	Net proceeds to the Company[3]
Per Unit	Cdn.$1.75	Cdn.$0.1225	Cdn.$1.6275
Total Maximum Offering[4][5]	Cdn.$10,000,000	Cdn.$700,000	Cdn.$9,300,000
Total Minimum Offering[4][6]	Cdn.$3,000,000	Cdn.$210,000	Cdn.$2,790,000

Notes:

(1) The Offering Price was determined by negotiation between the Company and the Agents.
(2) The Agents' Fee is 7% of the aggregate gross proceeds of the Offering. See "Plan of Distribution".
(3) Before deducting the expenses of the Offering, estimated to be Cdn.$675,000, which expenses, together with the Agents' Fee, will be paid out of the gross proceeds of the Offering.
(4) The Company has granted to the Agents an over-allotment option (the "Over-Allotment Option"), exercisable for a period of 30 days from the final closing of the Offering, to purchase at the Offering Price additional Units equal to up to 15% of the number of Units sold pursuant to the Offering solely to cover over-allotments, if any, and for market stabilization purposes.
(5) If the Over-Allotment Option is exercised in full, under the maximum Offering, the total "Price to the Public", "Agents' Fee" and "Net Proceeds to the Company" will be Cdn.$11,500,000, Cdn.$805,000 and Cdn.$10,695,000, respectively. This prospectus also qualifies the distribution of the Over-Allotment Option and the distribution of any Units issuable upon exercise of the Over-Allotment Option. See "Plan of Distribution".
(6) There will be no closing unless minimum gross proceeds of Cdn.$3,000,000 are raised pursuant to the Offering. If such gross proceeds are not raised, the Offering may not continue and the proceeds will be returned to subscribers unless the consent of the securities regulatory authorities and those who have subscribed for Units is obtained.

The Agents, as agents, conditionally offer the Units on a best efforts basis, subject to prior sale if, as and when issued by the Company and accepted by the Agents in accordance with the conditions contained in the Agency Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Company by Fasken Martineau DuMoulin LLP, Canadian legal counsel to the Company, and on behalf of the Agents by McCarthy Tétrault LLP, Canadian legal counsel to the Agents. Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the Initial Closing Date will be December 19, 2007 or such other date as the Company and the Agents may agree, and that certificates representing the Common Shares and Warrants will be issued in registered form to CDS Clearing and Depository Services Inc. ("CDS") or its nominee and will be deposited with CDS on the Initial Closing Date. Purchasers will receive only a customer confirmation from the registered dealer through which Units are purchased. Additional Units may be issued pursuant to one or more closings that may occur subsequent to the initial closing on the Initial Closing Date, provided that all subsequent closings (if any) will be completed on or before December 31, 2007. See "Plan of Distribution".

With respect to the United Kingdom, this prospectus is only being and may only be distributed and directed at (i) persons outside the United Kingdom; or (ii) persons in the United Kingdom who are (a) a "Qualified investor" within the meaning of Section 86(7) of the United Kingdom Financial Services and Markets Act 2000 ("FSMA") and (b) within the categories of persons referred to in Article 19 (Investment professionals) or Article 49 (High net worth companies, unincorporated associations, etc.) of the FSMA (Financial Promotion) Order 2005 (the "Financial Promotion Order") (all such persons together being referred to as "U.K. Relevant Persons"). The securities being offered hereunder are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, U.K. Relevant Persons. Any person in the United Kingdom who is not a U.K. Relevant Person should not act or rely on this prospectus or any of its contents. See "Plan of Distribution".

TABLE OF CONTENTS

PROSPECTUS SUMMARY

The following is a summary of the principal features of the Offering and should be read together with the more detailed information and financial statements and data contained elsewhere in this prospectus. This summary is qualified in its entirety by the more detailed information contained herein and readers are cautioned to review carefully this prospectus in its entirety. Certain technical terms which are used but not defined in this "Prospectus Summary" have the meanings ascribed to them in the "Technical Glossary".

The Company

The Company is a Canadian-based exploration company incorporated on November 29, 2006 under the *Canada Business Corporations Act* (the "CBCA") to acquire an interest in a zinc, lead and silver exploration property, known as the LIK property, located in Alaska.

Through its wholly-owned subsidiary, Zazu Metals (Alaska) Corporation ("Zazu Alaska"), the Company holds a 50% interest in the LIK property (the other 50% interest is held by a subsidiary of Teck Cominco Limited) and has the right to earn up to a further 30% interest in such property. This high grade, advanced stage exploration property is located in Alaska's Red Dog mine district, which contains the world's largest known zinc deposits. In addition, the LIK property abuts the Su property (which hosts an extension of the LIK property mineralization) held by a subsidiary of Teck Cominco Limited and is 22 km north of the Red Dog mine (which is operated by a subsidiary of Teck Cominco Limited), the world's largest zinc producing mine. See "Business of the Company" and "Mineral Project".

Objectives and Growth Strategy

The Company is currently focused on identifying and developing zinc projects. The Company will pursue a growth strategy that takes advantage of the strengths of its existing management team, particularly with respect to management's experience in resource project management. The Company's primary near term objective is to advance the LIK property towards development through the definition of a resource and commencement of a formal feasibility study. The Company also intends to pursue a strategy of evaluating and potentially acquiring interests in other attractive mineral properties (which may be focused on zinc or other minerals) that the Company believes will be accretive to its overall growth strategy.

Strengths and Advantages

The Company believes it can successfully implement its growth strategy and achieve its objectives because of its key strengths and advantages, which include the following:

- **Advanced Exploration Property:** The LIK deposit represents an advanced stage exploration property on which substantial drilling has been conducted to date, and also consists of a large land area of 2,225 ha for continued exploration. Assay results of the eleven holes drilled during the 2007 drilling program are set out under "Mineral Project — Drilling" and under "Mineral Project" in this summary.
- **Attractive Economics:** As a result of strong zinc prices and a robust commodities market, the Company is determined to pursue an aggressive exploration program with the objective of maximizing the mineral resource at the LIK property and bringing it into production. The LIK property was not previously put into production for two main reasons: (i) historically low zinc prices provided unfavourable market conditions; and (ii) the previous owners of the LIK property were two large U.S. public companies with strategic priorities other than mineral production on the LIK property.
- **Established Mining District:** The LIK property is located in the highly prospective Red Dog mine district of Alaska, located approximately 22 km from the Red Dog mine, and abutting Teck Cominco Limited's Su property. This district contains the world's largest known zinc deposits.
- **Management Experience:** The Company's directors and senior management team have significant mining industry experience, including having held positions with mining companies such as Glamis Gold Inc., Homestake Mining Company, Ivanhoe Mines Ltd. and Teck Cominco Limited, among others. Gil Atzmon, the Company's founder and Chief Executive Officer, has over 20 years' experience in the mineral resource sector. His career has included positions as a mining executive, investment banker, mining fund manager and geologist. Mr. Atzmon has participated in many global exploration and mining projects and has successfully arranged financing for the exploration and development of several mineral properties. In addition, Joe M. Britton, Vice-President Exploration,

has extensive knowledge of the LIK deposit, having been involved with the LIK property and its historical exploration since 1978. See "Directors and Executive Officers".

- **Existing Infrastructure:** The LIK property is proximate to well-developed infrastructure and is based in an area where there has been a long-standing history of, and support for, mining activities.
- **Low Political Risk:** The LIK property is located in the State of Alaska which has a history of supporting and fostering mining activities.

Mineral Project

LIK Property

The LIK property comprises a contiguous group of 296 unpatented federal mining claims located in northern Alaska, United States. The claims cover an area of 2,225 ha, and have historically been divided into four groups: the LIK, Silk, Y and Z claim groups.

Pursuant to an agreement entered into with GCO Minerals Company ("GCO") dated May 31, 2007 (the "GCO Assignment Agreement"), the Company purchased GCO's 50% ownership interest in the LIK property (and GCO's 50% interest in the joint venture agreement with Teck Cominco American, Inc. ("Teck American"), a wholly owned subsidiary of Teck Cominco Limited, which governs the project) on June 28, 2007 for US$20,000,000 and the grant of a 2% net proceeds interest payable by the Company only. The Company's interest is also subject to a *pro rata* portion of a 1% net profit interest retained by GCO (as assignee of WGM Inc. ("WGM")). As a result, the Company currently owns a 50% equity interest in the LIK property, with the remaining ownership interest currently held by Teck American.

Under the joint venture agreement which governs the interests of the Company and Teck American in the LIK property, the Company (as successor to GCO) may earn a further 30% equity interest from Teck American (which would result in the Company having an 80% equity interest) by incurring qualifying expenditures prior to 2018 that are to be adjusted for inflation indexing and escalations. The adjusted amount of qualifying expenditures is currently estimated to be approximately US$40,000,000. Should the Company earn such further equity interest, Teck American would hold the remaining 20% interest in the property, but has a one-time option to convert such remaining 20% interest to a 2% net smelter royalty on any minerals produced and sold from the property. See "Business of the Company — LIK Block Agreement with Teck American".

The LIK property was drill tested in the late 1970s and early 1980s and sporadically through the early 1990s. The Company completed a program of eleven diamond drill holes during the 2007 field season. The purpose of this work by the Company was to (i) confirm the previous work on the LIK property and upgrade mineral resources to be compliant with National Instrument 43-101 of the Canadian Securities Administrators ("NI 43-101"), (ii) provide material for metallurgical testing, and (iii) commence the process of in-fill drilling that will be required to develop a mine (assay results of the eleven holes are set out below in this summary and under "Mineral Project — Drilling"). The property is divided by faulting into two parts, LIK South and LIK North. Much of the LIK South deposit is shallow and considered to be amenable to open pit mining. The LIK North deposit is relatively deeper. Several feasibility studies have been carried out on the LIK deposit, but they are considered to be out of date.

Several estimates of mineral resources have been completed on the LIK property for its two different zones of mineralization. The historical mineral resource estimates determined to be most reliable for the LIK South deposit were those prepared by GCO in 1984 and the mineral resource estimates prepared by Noranda Exploration, Inc. ("Noranda") in 1985, which are presented in the following table. **These estimates are historical and were prepared prior to the enactment of, and are not compliant with, NI 43-101.**

HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK SOUTH DEPOSIT

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density t/m³
GCO	1984	5% Pb+Zn	22.04	8.88	3.08	49	3.21
Noranda	1985	7% Pb+Zn	10.85	10.51	3.42	n.a.	3.77

The most recent estimates of mineral resources for the LIK North deposit were prepared by Noranda following the completion of the 1985 diamond drilling campaign, and are presented in the following table. **These estimates are historical and were prepared prior to the enactment of, and are not compliant with, NI 43-101.**

HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK NORTH DEPOSIT

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density t/m^3
Noranda	1985	7% Pb+Zn	4.73	10.59	3.5	53	3.21

No metal prices or exchange rates were specified for either of the GCO or Noranda estimates. The GCO estimate was prepared using polygonal methods, while the Noranda estimates were prepared using sectional methods. Both of these estimates are considered to be historical estimates and are thought to be reliable at the current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the two parts of the LIK deposit. However, both the GCO and Noranda mineral resource estimates pre-date NI 43-101 requirements and were not carried out or certified by a "qualified person" for purposes of NI 43-101. As a result, these estimates remain unclassified pending further work.

The Company completed a program of diamond drilling during the 2007 summer field season comprising eleven drill holes with an aggregate depth of approximately 1,394m. The results of the 2007 drilling program are set out in the table below:

AVAILABLE 2007 DIAMOND DRILLING RESULTS

			Length			
Hole ID	From (m)	To (m)	Down Hole (m)	True Thickness (m)	Zn (%)	Pb (%)
DDH-136	64.62	69.19	4.57	3.96	4.35	6.04
	82.30	95.10	12.80	11.09	9.78	1.61
including	84.43	90.53	6.10	5.28	13.20	1.90
including	84.43	85.95	1.52	1.32	18.70	1.15
DDH-137	4.88	16.92	12.04	11.12	3.38	7.72
	34.14	76.50	42.36	39.14	6.49	1.67
including	46.02	68.58	22.56	20.84	8.59	2.35
including	64.92	68.58	3.66	3.38	15.49	1.63
including	71.63	76.50	4.87	4.50	7.52	1.36
DDH-138	7.01	32.61	25.60	23.20	8.20	2.44
including	28.50	32.61	4.11	3.72	17.57	5.28
DDH-139	29.57	46.02	16.45	14.25	8.95	2.13
including	31.09	35.36	4.27	3.70	11.90	5.28
DDH-140	55.47	58.22	2.75	2.38	4.65	1.55
DDH-141	79.25	86.72	7.47	6.47	5.69	1.23
DDH-142	117.96	131.98	14.02	12.14	8.46	3.84
including	125.88	128.93	3.05	2.64	15.59	3.82
DDH-143	77.72	93.57	15.85	14.36	14.05	9.41
including	77.72	82.91	5.19	4.70	19.10	14.90
DDH-145	87.17	90.53	3.36	2.90	5.81	2.10
DDH-146	103.02	104.24	1.22	1.06	6.79	1.21

Notes:

(1) A natural cut-off was applied. It essentially corresponds to about 5% Pb+Zn.

(2) One of the holes, DDH-144, did not intersect mineralization deemed worthy of sampling because no sulphides or black shale were recognized in the hole.

Proposed Work Program

In order to seek to achieve the Company's objectives, the proposed work program for the LIK property to the end of 2008 is as follows:

- **In-Fill Drilling:** drill 10,000 metres with the goal of increasing the resource base and defining proven and probable reserves.
- **Environmental Work:** carry out environmental work, including the commencement of an environmental impact study, to obtain all necessary land use and operating permits for the LIK property.
- **Additional Geophysical Surveys:** commence regional induced polarization and gravity geophysical surveys to extend known mineralization and search for additional mineralization at depth and to the north of the LIK deposit.

Company personnel have prepared a proposed program of exploration based on two summer field seasons. The program includes a significant amount of diamond drilling, as well as metallurgical studies, geophysics and database development. This project requires the development of a geographical information system database and digitization of earlier data. The estimated cost of the proposed exploration program is approximately US$4.8 million. The work is currently underway. The diamond drilling program included in the work is now completed and the metallurgical studies have commenced. Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA") reviewed the proposed exploration program and budget and believes them to be reasonable. See "Mineral Project — Proposed Work Program" and "Mineral Project — Exploration and Development".

The Offering

Issuer: Zazu Metals Corporation

Maximum Offering: Cdn.$10,000,000 (5,714,286 Units)

Minimum Offering: Cdn.$3,000,000 (1,714,286 Units)

Price to the Public: Cdn.$1.75 per Unit

Over-Allotment Option: The Company has granted to the Agents an Over-Allotment Option, exercisable for a period of 30 days from the final closing of the Offering, to purchase at the Offering Price additional Units equal to up to 15% of the number of Units sold pursuant to the Offering solely to cover over-allotments, if any, and for market stabilization purposes. If the Agents exercise the Over-Allotment Option in full, the total net proceeds, after deducting the Agents' fee but before deducting the expenses of the Offering, will be Cdn.$10,695,000. See "Plan of Distribution".

Use of Proceeds: The net proceeds from the sale of Units (prior to the exercise of the Over-Allotment Option) will be as follows:

	Maximum Offering	Minimum Offering
Gross proceeds	Cdn.$10,000,000	Cdn.$3,000,000
Agents' fees	Cdn.$700,000	Cdn.$210,000
Estimated expenses of issue	Cdn.$675,000	Cdn.$675,000
Net proceeds	Cdn.$8,625,000 (approximately US$8,502,563)	Cdn.$2,115,000 (approximately US$2,084,976)

The following table provides an estimated breakdown of the proposed application of the net proceeds of the Offering (all figures are approximate):

Use	Maximum Offering	Minimum Offering
	(US$million)	
Exploration program for the LIK property including metallurgy and drilling[1]	4.8	2.1[2]
Camp relocation and expansion	0.5	—
Landing strip upgrade and refurbishment	0.65	—
Road connection feasibility and civil engineering planning	0.75	—
General corporate and working capital purposes	1.8	—

Notes:

(1) See "Mineral Project — Recommended Exploration Program and Costs" for the details of the proposed exploration program.

(2) The balance of the funds required for the approximate US$4.8 million exploration program for the LIK property will be sourced from the Company's existing working capital of approximately US$7.4 million (unaudited) as at the date of this filing.

While the Company intends to use the funds available to it as stated above, there may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary or advisable.

Risk Factors: An investment in Units is speculative and subject to risk and uncertainties. A prospective investor should carefully consider the risks summarized below and all other information contained in this prospectus before investing in the

Units, including, without limitation, the historical financial statements and accompanying notes included in this prospectus and the information contained in the section entitled "Cautionary Statements Regarding Forward-Looking Information". The occurrence of any one or more of these risks could have a material adverse effect on the value of any investment in the Company and the business, prospects, financial position, financial condition or operating results of the Company. The risks noted below do not necessarily comprise all those faced by the Company.

The risks and uncertainties involved in an investment in Units include risks related to: (i) exploration stage operations; (ii) exploration and operation risks; (iii) mineral resources being imprecise estimates; (iv) additional funding and dilution; (v) permits and government regulation; (vi) property interests; (vii) acquisition of additional mineral properties; (viii) limited operating history; (ix) environmental regulation; (x) key management; (xi) conflicts of interest; (xii) title to properties; (xiii) infrastructure; (xiv) foreign political risk; (xv) uninsurable risks; (xvi) commodity prices; (xvii) competition; (xviii) discretion in the use of net proceeds; (xix) expected continued operating losses; (xx) no history of dividends; (xxi) litigation risk; (xxii) foreign currency risk; and (xxiii) the lack of trading history of the Common Shares and Warrants.

See "Risk Factors".

SELECTED FINANCIAL INFORMATION

The summary presented below sets out selected financial information of the Company for the periods, and as at the dates, indicated and is derived from, and should be read in conjunction with the Company's annual audited consolidated financial statements as at December 31, 2006 and the period then ended as well as the interim unaudited consolidated financial statements as at September 30, 2007 and the period then ended and the respective notes thereto, "Consolidated Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The financial information presented below is based on consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

	Nine Months Ended September 30, 2007	Period Ended Dec. 31, 2006
	(US dollars)	
Statement of Loss		
Net loss	(95,558)	(157,446)
Balance Sheet		
Cash and cash equivalents	7,754,050	10,511,517
Total assets	29,629,633	10,571,579
Working capital	7,407,723	10,156,012
Long term debt	nil	nil
Shareholder's equity	28,999,613	10,216,012

DIVIDEND POLICY

There are no restrictions in the Company's constating documents that would restrict or prevent the Company from paying dividends. However, it is not contemplated that any dividends will be paid on the Common Shares in the foreseeable future, as it is anticipated that all available funds will be reinvested in the Company to finance the exploration and development of the LIK property and the overall growth of its business. Any decision to pay dividends on Common Shares in the future will be made by the board of directors of the Company on the basis of the earnings, financial requirements and other conditions existing at such time and will be subject to any restrictions imposed by the terms of any debt facilities or other contractual obligations of the Company.

CURRENCY AND EXCHANGE RATES

Unless otherwise indicated, references in this prospectus to "Cdn.$" and "Canadian dollars" are to the lawful currency of Canada, and references to "US$" and "United States dollars" are to the lawful currency of the United States of America.

On December 11, 2007, the noon rate of exchange for one Canadian dollar in United States dollars as reported by the Bank of Canada was Cdn.$1.00 = US$0.9858.

The Company prepares its consolidated financial statements in United States dollars. The following table sets forth, for each period indicated, the average exchange rate for United States dollars expressed in Canadian dollars on each business day during such period, and the exchange rate at the end of such period, based upon the noon rate of exchange on each business day as reported by the Bank of Canada:

	From November 29, 2006 (Date of Incorporation) to December 31, 2006	Nine Months Ended September 30, 2007
US$/Cdn.$ Period End Rate	0.8581	0.9948
US$/Cdn.$ Average Rate	0.8683	0.9049

HISTORICAL ZINC PRICES

The following table shows the average zinc prices during each of the calendar years noted below as reported by Bloomberg:

Year	Average Zinc Price (US$/tonne)
2002	$ 778.85
2003	$ 828.67
2004	$1,048.10
2005	$1,380.32
2006	$3,263.85
2007 (January 1 to September 30)	$3,456.31

ELIGIBILITY FOR INVESTMENT

In the opinion of Fasken Martineau DuMoulin LLP counsel to the Company, and McCarthy Tetrault LLP, counsel to the Agents, provided the Common Shares and the Warrant Shares are listed on the TSX and provided further, in the case of the Warrants, that either the Company deals at arms length with each person who is an annuitant, a beneficiary, an employer or a subscriber under a Deferred Income Plan (as defined below) or the Warrants are listed on the TSX, the Common Shares, the Warrant Shares and the Warrants will, if issued on the date hereof, be qualified investments under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (collectively "Deferred Income Plans").

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This prospectus contains "forward-looking information" which may include, but is not limited to, statements with respect to the future financial and operating performance of the Company, its subsidiaries and affiliated companies, its mining project, the future prices of zinc, lead and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and resource estimates, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, governmental regulation of mining operations and exploration operations, timing and receipt of approvals, consents and permits under applicable mineral legislation, environmental risks, title disputes or claims, limitations of insurance coverage and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "estimates", "intends", "targets", "anticipates" or "believes" or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or

achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, future prices of zinc, lead and silver: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; conclusions of economic evaluations and studies; fluctuations in the value of the United States dollar relative to the Canadian dollar; changes in project parameters as plans continue to be refined; possible variations of ore grade or projected recovery rates; accidents, labour disputes and other risks of the mining industry; political instability or insurrection or war; labour force availability and turnover; the availability of suitable road and port facilities; delays in obtaining financing or governmental approvals or in the completion of exploration and development activities; as well as those factors discussed in the section entitled "Risk Factors" in this prospectus. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this prospectus and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. Subject to applicable law, the Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

BASIS OF PRESENTATION

For the meanings of certain technical terms used and not otherwise defined in this prospectus, see the "Technical Glossary". Where applicable, terms with a technical meaning related to mineral matters are defined by the Canadian Institute of Mining, Metallurgy and Petroleum — Definitions Adopted by CIM Council.

All references to mineral resources are references to the gross mineral resources on the LIK property, unless reference is made to "attributable" mineral resources which refers only to the Company's attributable portion of the mineral reserves and mineral resources on the LIK property. All information with respect to mineral resources is historical, and is not compliant with NI 43-101 and the CIM Standards.

Unless otherwise indicated, the disclosure contained in this prospectus assumes that the Over-Allotment Option has not been exercised and does not give effect to the conversion of the special warrants (the "Special Warrants") and broker special warrants (the "Broker Special Warrants") as referred to under "Prior Sales of Common Shares — Special Warrant Financings".

Unless otherwise indicated, all references to the Company include a reference to the subsidiary of the Company, Zazu Alaska.

TECHNICAL GLOSSARY

"**Ag**" means silver.

"**CIM**" means the Canadian Institute of Mining, Metallurgy and Petroleum.

"**CIM Standards**" means the Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000, as those definitions may be amended from time to time by the CIM.

"**cm**" means centimetre.

"**g**" means grams.

"**g/t**" means grams per metric tonne.

"**ha**" means hectares.

"**indicated mineral resource**" means that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geologic or grade continuity to be reasonably assumed.

"**kg**" means kilogram.

"**km**" means kilometer.

"**lb**" means one pound and is equal to 454 g.

"**m**" means metre.

"**measured mineral resource**" means that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

"**mineral resource**" means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

"**mineral reserve**" means the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. Mineral reserve includes diluting materials and allowances for losses which may occur when the material is mined.

"**mineralization**" means the concentration of minerals in a body of rock.

"**Pb**" means lead.

"**probable mineral reserve**" means the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

"**proven mineral reserve**" means the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

"**t/m^3**" means tonnes per cubic metre.

"**t**" or "**tonne**" is a measure of weight equal to 1,000 kg or 2,204 lbs.

"**Zn**" means zinc.

THE COMPANY

Background

The Company was incorporated under the CBCA on November 29, 2006 as a holding company in order to acquire, through its wholly-owned subsidiary, Zazu Alaska, an option to acquire part of GCO's ownership and joint venture interests in the zinc, lead and silver exploration property known as the LIK property in Alaska. Under the joint venture agreement which governs the LIK property (the "LIK Block Agreement"), GCO held a 50% interest, and the right to increase its interest to up to 80%, as more fully described below. In order to exercise such option, the Company was required to incur specified levels of eligible expenses for work programs contemplated under the LIK Block Agreement. After successfully completing the equity financing required (see "Prior Sales of Common Shares — Special Warrant Financings"), such option was acquired from GCO in February 2007.

The LIK property is located in Alaska's Red Dog mine district, which contains the world's largest known zinc deposits. In addition, the LIK property abuts the Su property (which hosts an extension of the LIK property mineralization) held by a subsidiary of Teck Cominco Limited and is approximately 22 km north of the Red Dog mine (which is operated by a subsidiary of Teck Cominco Limited), the world's largest zinc producing mine. As more fully described below (see "Mineral Project — History"), significant exploration work has previously been done on the LIK property.

Based on the Company's understanding of changes in GCO's strategic direction, and having determined that it would be in the Company's best interests to do so, in the second quarter of 2007 the Company's management entered into negotiations with GCO to acquire GCO's entire ownership interest in the LIK property and the LIK Block Agreement. After successfully completing the equity financing required (see "Prior Sales of Common Shares — Special Warrant Financings"), the Company acquired GCO's entire ownership interest, thereby becoming (through Zazu Alaska) the direct owner of a 50% interest in the LIK property and a 50% joint venture interest under the LIK Block Agreement, and with the further right to earn up to an additional 30% interest.

As more fully described under "Mineral Project", the Company engaged Scott Wilson RPA to prepare an NI 43-101 technical report on the LIK property, including a review of the Company's proposed 2007 and 2008 work program and budget for the LIK property.

The Company's registered and head office is located at 120 Adelaide Street West, Suite 2500, Toronto, Ontario, M5H 1T1.

Corporate Structure

The Company has one wholly-owned subsidiary, Zazu Alaska, which is incorporated under the laws of the State of Alaska.

BUSINESS OF THE COMPANY

Objectives and Growth Strategy

The Company is currently focused on identifying and developing zinc projects. The Company will pursue a growth strategy that takes advantage of the strengths of its existing management team, particularly with respect to management's experience in resource project management. The Company's primary near term objective is to advance the LIK property towards development through the definition of a resource and commencement of a formal feasibility study. The Company also intends to pursue a strategy of evaluating and potentially acquiring interests in other attractive mineral properties (which may be focused on zinc or other minerals) that the Company believes will be accretive to its overall growth strategy.

Strengths and Advantages

The Company believes it can successfully implement its growth strategy and achieve its objectives because of its key strengths and advantages, which include the following:

- **Advanced Exploration Property:** The LIK deposit represents an advanced stage exploration property on which substantial drilling has been conducted to date, and also consists of a large land area of 2,225 ha for continued exploration. Assay results of the eleven holes drilled during the 2007 drilling program are set out under "Mineral Project — Drilling".

- **Attractive Economics:** As a result of strong zinc prices and a robust commodities market, the Company is determined to pursue an aggressive exploration program with the objective of maximizing the mineral resource at the LIK property and bringing it into production. The LIK property was not previously put into production for two main reasons: (i) historically low zinc prices provided unfavourable market conditions; and (ii) the previous owners of the LIK property were two large U.S. public companies with strategic priorities other than mineral production on the LIK property.
- **Established Mining District:** The LIK property is located in the highly prospective Red Dog mine district of Alaska, located approximately 22 km from the Red Dog mine, and abutting Teck Cominco Limited's Su property. This district contains the world's largest known zinc deposits.
- **Management Experience:** The Company's directors and senior management team have significant mining industry experience, including having held positions with mining companies such as Glamis Gold Inc., Homestake Mining Company, Ivanhoe Mines Ltd. and Teck Cominco Limited, among others. Gil Atzmon, the Company's founder and Chief Executive Officer, has over 20 years' experience in the mineral resource sector. His career has included positions as a mining executive, investment banker, mining fund manager and geologist. Mr. Atzmon has participated in many global exploration and mining projects and has successfully arranged financing for the exploration and development of several mineral properties. In addition, Joe M. Britton, Vice-President Exploration, has extensive knowledge of the LIK deposit, having been involved with the LIK property and its historical exploration since 1978. See "Directors and Executive Officers".
- **Existing Infrastructure:** The LIK property is proximate to well-developed infrastructure and is based in an area where there has been a long-standing history of, and support for, mining activities.
- **Low Political Risk:** The LIK property is located in the State of Alaska which has a history of supporting and fostering mining activities.

LIK Block Agreement with Teck American

The Company is participating in the exploration and possible development of the LIK property through a joint venture with Teck American. The terms of the joint venture are governed by the LIK Block Agreement, made as of January 27, 1983, between Houston Oil & Minerals Exploration Company ("HOMEX") and GCO, a wholly owned subsidiary of the International Paper Company, a U.S. publicly listed corporation based in Memphis, Tennessee. HOMEX assigned its interest in the LIK Block Agreement to Echo Bay Mines Ltd., which, in turn, assigned such interest to Teck American.

The Company obtained its current 50% interest in the LIK property and rights under the LIK Block Agreement pursuant to the GCO Assignment Agreement through an assignment on June 28, 2007, by which GCO assigned to the Company GCO's entire ownership interest in the LIK property and LIK Block Agreement in consideration for a cash payment by the Company of US$20,000,000 and the grant of a 2% net proceeds interest payable by the Company only. GCO also retained a 1% net profits interest in the LIK property, as originally conveyed to it by WGM on April 7, 1997.

The Company (as assignee of GCO's interest) holds the further right to earn up to 60% of the 50% interest held by Teck American, provided that the Company spends the required expenditure amount, currently estimated to be approximately US$40,000,000 (after adjustment for inflation indexing and escalations) (the "Required Expenditure Amount"), by January 27, 2018.

Upon receiving a final accounting of costs and expenses from the Company stating that it has spent or caused to be spent the full Required Expenditure Amount by January 27, 2018, the Company will have earned 60% of Teck American's 50% interest, or an additional 30% interest in the LIK property, and Teck American will have a one-time election either to retain an undivided 20% participating interest in the LIK property or to convey to the Company all of Teck American's interest in the mining claims and other mineral rights included in the LIK property by reserving to Teck American a 2% net smelter return royalty interest in any minerals produced and sold from the LIK property.

If the Company fails to spend or cause to be spent the full Required Expenditure Amount by January 27, 2018, the LIK Block Agreement will terminate, Teck American will retain its 50% participating interest in the LIK property, and Teck American and the Company will execute a joint operating agreement governing all further operations relating to the LIK property. Under such joint operating agreement, the Company, as successor to GCO, would be the operator and would have full and exclusive control of the LIK property, its facilities and production as well as of the exploration, development and mining undertaken pursuant to the LIK Block Agreement.

At any time prior to January 27, 2018, the Company may give notice to Teck American of its intention to commence construction of a mine on the LIK property within one year (a "Mine Construction Notice"). In that instance, Teck American will also have the one-time election described above. If, at the time of such Mine Construction Notice, the Company has not spent the full Required Expenditure Amount, Teck American's election will be contingent upon (i) the Company having entered into a mining agreement with a third party and/or having executed contracts for mining equipment and other major capital expenditures to construct the mine within one year of the Mine Construction Notice and (ii) the Company having spent or causing to be spent the remainder of the Required Expenditure Amount within two years of the Mine Construction Notice.

If, in response to such a Mine Construction Notice, Teck American elects to retain its undivided 20% participating interest, a joint operating agreement, as described above, will be executed by the Company and Teck American, and the Company will be responsible for 100% of all costs and expenses to be incurred under such joint operating agreement until the remainder of the Required Expenditure Amount is incurred. Failure by the Company to satisfy either of its obligations described in the preceding paragraph will nullify Teck American's original election and will permit Teck American to make a new one-time election.

Prior to the voluntary abandonment, surrender or release of any mining claim included in the LIK property, the Company is obligated to advise Teck American and to convey to Teck American all of its right, title and interest in such mining claim or claims. The LIK property thereafter will be redefined to exclude such mining claim.

Drilling Agreement between the Company and Frontier Exploration, LLC

On August 2, 2007, the Company entered into a drilling agreement with Frontier Exploration, LLC ("Frontier"), pursuant to which Frontier agreed to (i) complete a minimum of 30,000 feet of drilling on certain claims located on the LIK property, and (ii) drill and maintain holes, move equipment, build pads and conduct related activities as directed by the Company and in accordance with agreed-upon rates.

Under the terms of the drilling agreement, the Company is responsible for the purchase of a diamond drill rig and the ancillary equipment to be used by Frontier to complete the anticipated diamond drill work program, and is also responsible for various payments (including, among other things, payments relating to equipment rentals, mobilization costs, hole stabilization, fuel, the remuneration of the drilling crew, traveling time and board and lodging). The Company further agreed to pay operating field costs and non-operating field costs, in the respective amounts of US$185 and US$175 per hour, in addition to non-operating standby payments for drill idle months and to pay drilling costs per foot in the amount of US$34.50 to US$40.50.

The drilling agreement also provides that the work program was to commence on or about August 1, 2007 and that Frontier was to receive a contract bonus in the amount of US$100,000, plus an additional award bonus amount equal to US$5,000 per week, to a maximum of US$25,000, for every week prior to September 5, 2007 that Frontier began the work program on site. Frontier commenced work on August 1, 2007 and, as a result, was paid a total bonus of US$125,000.

MINERAL PROJECT

Overview

For an explanation of certain of the technical terms used in this prospectus, please see "Technical Glossary".

Unless otherwise stated, the information in this section in respect of the LIK property is based upon the "Amended Technical Report on the LIK Deposit, Northern Alaska, U.S.A." dated August 20, 2007 as amended October 29, 2007 and November 30, 2007 (the "Technical Report") prepared by Scott Wilson RPA. The author of the Technical Report is a "qualified person" for purposes of NI 43-101. Scott Wilson RPA is independent of the Company, within the meaning of NI 43-101, as is the author of the Technical Report.

The Technical Report has been filed with the Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review on the System for Electronic Document Analysis and Retrieval database on the Internet at www.sedar.com.

Property Description and Location

The LIK property comprises a contiguous group of 296 unpatented federal mining claims located in the sections listed in the table below.

LOCATIONS OF THE LIK CLAIMS

Section	Description
Section 36	T.33N., R.20W., K.R.M.
Sections 31 and 32	T.33N., R.19W., K.R.M.
Sections 1-4, 9-16, and 22-24	T.32N., R.20W., K.R.M.
Section 6	T.32N., R.19W., K.R.M.

The geographical coordinates of the LIK deposit are about 163° 12' W and 68° 10' N. The following figure illustrates the location of the LIK property:


LIK PROJECT
Red Dog Mine
Kivalina
Portsite
Noatak
Delong Mountains
Transportation System
Chukchi Sea
Kiana
Kotzebue
Noorvik
Selawik
Ambler
Kobuk
Shungnak
Kotzebue
Sound
Deering
Buckland
N
Map
Area
Fairbanks
Nome
Alaska
Anchorage
0 20 40 60 80 100
Kilometres
Figure 2-1
Zazu Metals Corporation
Lik Project
Northern Alaska, U.S.A.
Location Map

The LIK property federal claims cover an area of 2,225 ha, and have historically been divided into four groups: the LIK, Silk, Y and Z claim groups. Because the LIK property was selected by the State of Alaska subsequent to the staking of the federal claims, GCO (the entity from which the Company acquired its interest in the LIK property) also staked state claims over the entire federal package. The Company and its joint venture partner have the option of relinquishing the federal claims and holding mineral rights under the state claims at some future date, if they so choose. Most of the property boundaries have been surveyed to avoid potential property conflicts with adjacent properties. The federal claims do not expire unless the Company fails to make certain rental payments discussed below.

The LIK property claims lie within an area of Alaska State selected land. While the Company retains federal title to the claims, the surface rights owner to the LIK property is the United States government. Should the Company convert its ownership from federal claims to state claims, surface ownership would pass to the Alaska State government.

To retain the federal claims, the Company is required to make annual payments of US$125/federal claim. Thus the annual payment to cover the federal claims is US$37,000/year. State claims also require the payment of an annual rental. For state claims, the rental is US$25 for the first five years, US$55 for the second five years and US$130 for all subsequent years for each 40 acre claim and four times those amounts for each 160 acre claim. Property holders are also required to perform assessment work with the amount dependent on the area of the State claims. Assessment credits may be carried forward for a maximum of four years. If required, payments may be made in lieu of work to allow retention of the property.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the LIK property is by air to an airstrip located on the property. The airstrip is capable of handling large, multi-engine planes. Charter flights may be arranged from a number of sites in northwestern Alaska. The town of Kotzebue, which is located about 145 km from the deposit, is a seaport and is serviced by a regular air service from Anchorage. Kotzebue is the centre for access to the nearby Red Dog mine operated by a subsidiary of Teck Cominco Limited.

The nearest location for which climatic data is available is the town of Kotzebue. The average annual temperature at Kotzebue is -5.8°C, although this may not be entirely reliable as an indicator for conditions near the LIK property. Seasonal extremes probably range between 25°C in summer to -50°C in winter. There is an average of 22.8 cm of rain per year and a snowfall of 1.2 m per year. Snow falls are not extreme, but blowing snow may form significant drifts. Strong winds are common in most parts of Alaska. Currently, diamond drilling is possible at the LIK property between June 1 and October 1. The existing constraint is water, since the drills and the camp currently utilize surface water.

There are no local resources adjacent to the LIK property. The Red Dog mine, operated by a subsidiary of Teck Cominco Limited, is located about 22 km southeast of the deposit. Potentially, concentrates might be moved along the access road from the Red Dog mine to the port on the Chukchi Sea. This road is owned by the State of Alaska and is available for use by industrial users. The port has a shipping season of about 100 days. The current concentrate storage at the port site is at capacity and further storage facilities would have to be constructed if the LIK property comes into production.

There is a camp located on the LIK property. The camp has been used periodically over the last ten years and requires refurbishment when exploration recommences on the LIK property. The supply of electric power and workforce accommodation will have to be developed.

The exposures of the LIK property are located at about 245 m above sea level. West of the deposit, the land rises steeply to peaks about 700 m above sea level. To the southeast, the land slopes down to the Wulik River where the bottom of the valley is about 215 m above sea level. There is sufficient space for tailings and waste rock disposal, and sufficient water is expected to be available for any proposed processing. Locally, there is vegetation on the property consisting of tundra, grasses and low brush made up of willow, dwarf birch, and alder.

The Company intends to petition the State of Alaska to construct a 13 mile road from the Red Dog road to the LIK property. The Company also plans to commence negotiations with NANA Regional Corporation, Inc. ("NANA"), an Alaskan native corporation, to secure land near the port facilities for concentrate storage.

History

The Red Dog ore deposit was originally discovered in 1970 by a geologist undertaking mapping in the De Long Mountains area on behalf of the United States Geological Survey.

GCO, in joint venture with New Jersey Zinc Company and WGM, carried out stream geochemical sampling and reconnaissance for colour anomalies. Claims were staked in July 1976 to protect a stream geochemical anomaly on LIK Creek. HOMEX replaced New Jersey Zinc Company in the joint venture in 1976/1977.

Diamond drilling on the LIK property commenced in 1977 and targeted a gossan with a coincident soil and electromagnetic anomaly. The first hole encountered massive lead-zinc-silver-bearing sulphides. By the end of 1977, the joint venture had completed 40 line-kilometres of ground geophysics, a soil sampling program, and ten diamond drill holes with an aggregate depth of 1,603 m. In 1978, further geological, geochemical and geophysical surveys were carried out, together with the drilling of another 79 diamond drill holes aggregating 10,680 m. A further 14 diamond drill holes with a total depth of 4,931 m were completed in 1979 and a mineral resource was estimated.

The joint venture continued to work in the district in the period 1980 to 1983. As the joint venture held a large number of claims outside the existing LIK property, work was concentrated on other targets in some of those years. However, limited diamond drilling activity continued on the LIK property. The LIK Block Agreement was signed in 1984.

In 1984, Noranda optioned the LIK property. Much of Noranda's activity was concentrated in the LIK North Area where ten diamond drill holes with an aggregate depth of 4,180 m were completed on four sections. Noranda also drilled holes in the LIK South deposit to better define "mineable high grade reserves". Noranda released its interest in the LIK property after a re-organization of its holdings in the United States.

Moneta Porcupine Mines Inc. ("Moneta") optioned the property in 1990 and together with GCO completed three diamond drill holes aggregating 263 m. The purpose of the Moneta drilling was to obtain metallurgical samples, but there are no records of any significant metallurgical work having been completed by Moneta. GCO drilled two additional diamond drill holes in 1992, but until the Company commenced its recent work program, there had been no additional drilling since.

All of the diamond drill campaigns prior to the 2007 drilling campaign are summarized in the table below.

HISTORICAL DIAMOND DRILLING CAMPAIGNS

Year	Number of Holes	Aggregate Depth (m)	Company
1977	10	1,603.3	Managed by WGM
1978	79	10,680.2	Managed by WGM
1979	14	4,931.1	Managed by GCO
1980	3	202.1	Managed by GCO
1983	1	835.2	Managed by GCO
1984	6	1,643.5	Managed by GCO
1985	16	4,883.1	Managed by Noranda
1987	1	696.5	Managed by GCO
1990	3	263.4	Managed by Moneta
1992	2	283.5	Managed by GCO
Totals	135	26,236.6	

The initial ten diamond drill holes of the pre-2007 drilling were B-wireline and essentially all subsequent drill holes were N-wireline. Core recoveries were typically high within the massive sulphides, but lower, more variable recoveries were obtained in the unmineralized and weakly mineralized sections.

The entire core obtained from the LIK deposit was logged on site at the LIK camp. All of the core containing sulphide mineralization was sawn using diamond saws and half of the core was sent for assay. Reference samples were not included in the sample stream. The unused core for all but the first ten holes is stored on site. The core for the initial ten holes is stored in a warehouse in Anchorage.

An examination of diamond drill logs indicates that sample lengths in massive sulphides were typically from 0.6m to 0.9 m. Occasionally, sample lengths in massive sulphides were up to 1.83 m. Sample lengths up to 2.44m and 2.74m were present. Sample lengths were probably controlled by geology and the location of depth markers in the core boxes. According to Scott Wilson RPA, sampling appears to have been completed diligently.

Most of the samples were assayed by Bondar Clegg Laboratory Group ("Bondar Clegg") of Vancouver. At various times, the laboratory maintained preparation facilities in Alaska, Anchorage and Fairbanks. In the initial years, when the bulk of the drilling was completed, it is believed that sample preparation and analysis were carried out in Vancouver. Bondar Clegg was not a registered laboratory at that time. However, Bondar Clegg was a recognized, reputable laboratory and was experienced in the use of atomic absorption spectrometry.

As the entire core was logged and sampled in an isolated field camp, security was not a major concern because access to the camp was closely controlled. It is noted that four different companies (WGM, GCO, Noranda and Moneta) have completed drilling programs at the LIK property and all of them have obtained consistent results. Scott Wilson RPA considers that the work to date was completed to industry standards in use at the time of the work. Sample preparation was completed in the assay laboratory. No sample preparation was completed onsite.

Several estimates of mineral resources have been completed on the LIK property for two different zones of mineralization known as the LIK South deposit and the LIK North deposit. The historical estimates determined by Scott

Wilson RPA to be most reliable for the LIK South deposit were those mineral resources prepared by GCO in 1984 and by Noranda in 1985, which are presented in the table below. **These estimates are historical and were prepared prior to the enactment of, and are not compliant with, NI 43-101.**

HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK SOUTH DEPOSIT

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density T/m^3
GCO	1984	5% Pb+Zn	22.04	8.88	3.08	49	3.21
Noranda	1985	7% Pb+Zn	10.85	10.51	3.42	n.a.	3.77

The most recent estimates of mineral resources for the LIK North deposit were prepared by Noranda following the completion of the 1985 diamond drilling campaign and are presented in the table below. **These estimates are historical and were prepared prior to the enactment of, and are not compliant with, NI 43-101.**

HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK NORTH DEPOSIT

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density T/m^3
Noranda	1985	7% Pb+Zn	4.73	10.59	3.5	53	3.21

No metal prices or exchange rates were specified for either of the GCO or Noranda estimates. The GCO estimate was prepared using polygonal methods, while the Noranda estimates were prepared using sectional methods. Both of these estimates are considered to be historical estimates and are thought to be reliable at the current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the two parts of the LIK deposit. However, both the GCO and Noranda mineral resource estimates pre-date NI 43-101 requirements and were not carried out or certified by a "qualified person" for purposes of NI 43-101. As a result, these estimates remain unclassified pending further work.

In 1983, Pincock, Allen & Holt, Inc. ("PAH") completed a feasibility study. The 1983 mineral resource estimate by PAH is not considered relevant by Scott Wilson RPA. The feasibility study was updated in 1989, but the resource statement was not revised at that time.

Geological Setting

Regional Setting. The regional geology of the Western Brooks Range area is structurally complex. The sedimentary rocks of the area have been disrupted by thrust sheets or allochthons. The term "allochthon" describes an assemblage of stratigraphically related rocks that overlies a large displacement thrust fault. The LIK property and the other zinc-lead deposits of the Brooks Range, including Red Dog, are hosted in the Kuna Formation of the Lisburne Group. In the Western Brooks Range, the Lisburne Group includes both deep and shallow water sedimentary facies and local volcanic rocks. The rocks have been extensively disrupted by thrusting. The deep water facies of the Lisburne Group, the Kuna Formation, are exposed chiefly in the Endicott Mountains and the structurally higher Picnic Creek allochthons.

In the Red Dog plate of the Endicott Mountains allochthon, the Kuna Formation is divided into two units, the Kivilina Unit and the Ikalukrok Unit, and consists of at least 122 m of thinly interbedded calcareous shale, calcareous spiculite and bioclastic supportstone overlain by 30 m to 240 m of siliceous shale, mudstone, calcareous radiolarite and calcareous lithic turbidite. The Ikalukrok Unit in the Red Dog plate hosts all of the massive sulphide deposits in the area.

Local Geology. The LIK property is hosted in the Red Dog plate of the Endicott Mountains allochthon. The stratigraphically lowest rocks within the Red Dog plate belong to the Kayak Shale. The top of the Kayak Shale is interbedded with rocks of the Kuna Formation.

In a district sense, the Kivalina Unit is up to 122 m thick and may have been deposited in a local fault-bounded depression. It includes laminated, black calcareous shale and thick-bedded, grey micritic limestone, grainstone and packstone. The Ikalukrok Unit varies in thickness across the district from 29 m to greater than 240 m. The unit has been divided into a lower laminated black shale sub-unit and an upper medium- to thick-bedded black chert sub-unit.

Property Geology. The LIK property is hosted in the upper part of the Ikalukrok Unit of the Kuna Formation. At the LIK property, the immediate host rocks are carbonaceous and siliceous black shale, with subordinate black chert and fine-grained limestone. These rocks strike broadly north-south and dip at about 25° to 40° to the west. The massive sulphides

are overlain conformably by rocks of the Siksikpuk Formation. The sequence is overridden by allochthonous rocks that form high hills north and west of the deposits.

The mineralized sequence is cut by a number of faults. The most significant disruption is the Main Break Fault, which drops the northern end of the LIK deposit down about 150 m. It is unclear whether there is a change in strike north of the fault, or whether the change is more apparent due to topography. The Main Break Fault strikes east-west and dips north at about 60°. There is another group of steeper faults that tend to strike northerly or northwesterly and which are interpreted as being both normal and reverse with throws of up to 100 m.

Exploration

The LIK property was drill tested in the late 1970s and early 1980s and sporadically through the early 1990s. Details of these historical drilling campaigns are discussed above under the heading "Mineral Project — History".

The Company completed a program of eleven diamond drill holes during the 2007 field season. The purpose of this work by the Company was to (i) confirm the previous work on the LIK property and upgrade mineral resources to be compliant with NI 43-101, (ii) provide material for metallurgical testing, and (iii) commence the process of in-fill drilling that will be required to develop a mine. The details of this program, and the results of the work, are discussed below under "Mineral Project — Drilling".

Mineralization

The LIK deposit is a stratiform zinc-lead-silver deposit. The deposit is continuous outside the LIK property onto the adjacent Teck Cominco Limited property to the south. The southern continuation of the LIK deposit is referred to as the Su deposit, lying on the Su property.

Within the LIK property, the deposit is divided into two parts by the Main Break Fault. The main part of the deposit within the existing claims is referred to as the LIK South deposit. As presently tested, the LIK South deposit is about 1,100 m long and about 600 m wide. It has been tested down dip to a depth of about 150 m to 200 m. North of the Main Break Fault, the LIK North deposit is about 700 m long and about 350 m wide. It has been tested down dip to a depth of about 300 m.

The deposits strike broadly northerly and dip westerly at about 25° to 40°. The mineralization comprises irregular, stratiform lenses. The mineralogy of the sulphides is simple and comprises pyrite, marcasite, sphalerite, and galena, with rare tetrahedrite, bournonite and boulangerite. Gangue minerals include quartz (as chert), clay minerals, carbonate and barite. Noranda recognized six different ore types in its logging of drill core. Typical grades of mineralized intersections within the LIK deposit are listed in the table below:

TYPICAL MINERALIZED INTERSECTIONS

Hole No.	From (m)	To (m)	Length (m)	Zn%	Pb%	Ag g/t
5	54.56	78.79	24.23	19.72	6.27	126.5
16	80.16	94.49	14.33	21.67	7.01	230.4
21	129.54	135.33	5.79	7.07	1.88	8.6
24	40.87	50.14	9.27	11.09	1.44	51.1
31	21.49	34.75	13.26	9.07	2.69	6.9
38	45.90	63.76	17.86	8.13	1.80	48.0
38	70.53	87.75	17.22	8.92	2.08	28.8
43	35.66	40.69	5.03	17.66	3.62	8.6
43	60.96	80.28	19.32	9.07	2.49	47.7
43	84.73	91.04	6.31	21.07	5.95	111.4
55	114.0	125.88	11.89	8.15	2.42	205.7
68	32.31	53.43	21.12	13.34	2.85	56.9
79	15.85	31.33	15.48	9.14	2.66	37.0

Previous work by GCO determined that sulphides were deposited in four distinct cycles. The cycles are better developed close to the likely hydrothermal source of the mineralizing fluids. Individual cycles may be quite thin near the margins of the deposit and the thickest accumulation in a single cycle noted to date is about 13.7 m. The base of a sulphide cycle begins abruptly with the deposition of sphalerite, galena and pyrite. Typically, the highest grades are found at or within a few metres of the base of a sulphide cycle. Massive or finely bedded zinc- and galena-rich sulphides decrease in

grade upward within a cycle. Pyrite increases relative to sphalerite and galena, forming bands of massive or colloform pyritic sulphides. Higher in the cycle, pyrite decreases and forms nodular or colloform semi-massive pyrite layers interbedded with black chert or strongly silicified black claystone. The tops of the cycles generally contain the highest marcasite concentrations. Locally, another cycle begins before the earlier cycle is finished. Lateral variations appear to mimic the vertical variations. While brecciated sulphides are common in high-grade areas, they do not form a large percentage of the overall sulphide mass. Individual breccia zones vary in thickness from a few centimetres to a few metres.

Drilling

The LIK property was drill tested in the late 1970s and early 1980s and sporadically through the early 1990s. Details of these historical drilling campaigns are discussed above under the heading "Mineral Project — History".

The Company completed a program of diamond drilling during the 2007 summer field season comprising eleven drill holes with an aggregate depth of approximately 1,394m. In order to facilitate this work, the Company purchased a diamond drill rig and contracted with its independent diamond driller, Frontier, to man and maintain the drill rig.

The purpose of this work by the Company was to (i) confirm the previous work on the LIK property and upgrade mineral resources to be compliant with NI 43-101, (ii) provide material for metallurgical testing, and (iii) commence the process of in-fill drilling that will be required to develop a mine.

The results of the 2007 drilling program are set out in the table below:

AVAILABLE 2007 DIAMOND DRILLING RESULTS

			Length			
Hole ID	From (m)	To (m)	Down Hole (m)	True Thickness (m)	Zn (%)	Pb (%)
DDH-136	64.62	69.19	4.57	3.96	4.35	6.04
	82.30	95.10	12.80	11.09	9.78	1.61
including	84.43	90.53	6.10	5.28	13.20	1.90
including	84.43	85.95	1.52	1.32	18.70	1.15
DDH-137	4.88	16.92	12.04	11.12	3.38	7.72
	34.14	76.50	42.36	39.14	6.49	1.67
including	46.02	68.58	22.56	20.84	8.59	2.35
including	64.92	68.58	3.66	3.38	15.49	1.63
including	71.63	76.50	4.87	4.50	7.52	1.36
DDH-138	7.01	32.61	25.60	23.20	8.20	2.44
including	28.50	32.61	4.11	3.72	17.57	5.28
DDH-139	29.57	46.02	16.45	14.25	8.95	2.13
including	31.09	35.36	4.27	3.70	11.90	5.28
DDH-140	55.47	58.22	2.75	2.38	4.65	1.55
DDH-141	79.25	86.72	7.47	6.47	5.69	1.23
DDH-142	117.96	131.98	14.02	12.14	8.46	3.84
including	125.88	128.93	3.05	2.64	15.59	3.82
DDH-143	77.72	93.57	15.85	14.36	14.05	9.41
including	77.72	82.91	5.19	4.70	19.10	14.90
DDH-145	887.17	90.53	3.36	2.90	5.81	2.10
DDH-146	103.02	104.24	1.22	1.06	6.79	1.21

Notes:

(1) A natural cut-off was applied. It essentially corresponds to about 5% Pb+Zn.

(2) One of the holes, DDH-144, did not interest mineralization deemed worthy of sampling because no sulphides or black shale were recognized in the hole.

Sampling, Analysis and Security of Samples

The core obtained from the LIK property during the 2007 drilling campaign was logged on site at the LIK camp. The entire core containing sulphide mineralization was sawn using diamond saws and half of the core was sent for assay.

Sulphide mineralization oxidizes rapidly breaking up the core and rendering samples inappropriate for metallurgical testing. Accordingly, once core was placed in the sample bags, the air was evacuated and replaced with nitrogen. The samples were sent to Kotzebue by charter and then by licensed carrier to Anchorage. The samples were stored in Anchorage until the end of the drilling campaign. Finally, the samples were dispatched to G & T Metallurgical Services Ltd. ("G & T") of Kamloops, British Columbia. G & T is an ISO 9001: 2000 certified laboratory for precious metals and base metals. G & T has completed analyses for lead and zinc. Analyses for silver are not yet completed. As well as completing metallurgical testing, G & T crushed and analyzed the samples.

Core was marked for sampling depending on visual grade estimates. Mineralization is coarse enough and of high enough grade that mineralization can be recognized visually. Thus visual methods were used to select sample boundaries and lengths. Short samples were noted adjacent to areas where grade changed sharply. The shortest sample was a one-foot sample. In areas where the grade appeared to be uniform, core was typically divided into five-foot (1.52 m) lengths. In final logs a few samples were longer than five feet, including one seven-foot (2.13 m) sample and two six-foot (1.83 m) samples. These samples fell with longer areas of higher grade mineralization. Scott Wilson RPA considered that the mineralization at LIK is appropriately logged and sampled and that that there was no evidence that logging or sampling led to any bias in the sample results. Recovery was typically excellent in core seen on site by Scott Wilson RPA. An examination of logging showed that core recovery in sulphide areas was generally very high.

The Company will transfer pulps from G & T to ALS Chemex in Vancouver for check analysis as part of the quality control/quality assurance ("QA/QC"). This work is in progress. The Company is not responsible for any part of the sample preparation or analysis.

G & T prepared the Company samples using a preparation method that involved the following major steps: samples were received, identified and labeled; samples were passed through a jaw crusher; samples were passed through a cone crusher; samples were riffled to cut a sample of about 500g; this material was treated in a ring pulverizer; and a pulp of 250g was sent for analysis. The material was then analyzed using induced coupled plasma (ICP) analysis.

Other QA/QC procedures employed by the Company included the use of blanks (unmineralized core from outside of the mineralized zone) and quartered duplicates. The Company was unable to obtain acceptable reference samples for the 2007 field season. Scott Wilson RPA recommends in the Technical Report that further attempts be made to find acceptable reference material for the planned 2008 field season. As the analytical work is incomplete, a full assessment of the results of the QA/QC work is not possible. However, a preliminary assessment of the QA/QC results indicates that:

- blank values are typically low indicating the intersample contamination was not a problem in the G & T laboratory; and
- quartered duplicates appear to be giving acceptable reproducibility.

Scott Wilson RPA is of the opinion that the analytical work completed and planned will give a reliable indication of the grades of mineralization tested in the 2007 drilling.

Proposed Work Program

In order to seek to achieve the Company's objectives, the proposed work program for the LIK property to the end of 2008 is as follows:

- **In-Fill Drilling:** drill 10,000 metres with the goal of increasing the resource base and defining proven and probable reserves.
- **Environmental Work:** carry out environmental work, including the commencement of an environmental impact study, to obtain all necessary land use and operating permits for the LIK property.
- **Additional Geophysical Surveys:** commence regional induced polarization and gravity geophysical surveys to extend known mineralization and search for additional mineralization at depth and to the north of the LIK deposit.

Exploration and Development

At this stage, the Company has completed a significant amount of work, including diamond drilling, metallurgical studies, geophysics and database development. Metallurgical studies are ongoing. The budget set forth in the table below is approximately US$4.8 million and covers ongoing exploration and other work to be completed in the 2008 calendar year.

RECOMMENDED EXPLORATION PROGRAM AND COSTS

Item	US$
1. Camp management (including camp manager, two labourers, four diamond drillers, two geological assistants and a cook)	250,000
2. Camp construction (office building, general storage and core storage facilities)	80,000
3. Travel costs	30,000
4. Diamond drilling (10,000 metres@$190/metre)	1,900,000
5. Helicopter support	750,000
6. Drill tools and supplies	60,000
7. Fuel	110,000
8. Freight and haulage	90,000
9. Assays	55,000
10. Database development	120,000
11. Metallurgical studies	250,000
12. Geophysical surveys	40,000
13. Environmental studies	45,000
14. Scoping and feasibility studies	600,000
Subtotal	**4,380,000**
Contingency (10%)	438,000
Total	**4,818,000**

This proposed program covers the completion of the ongoing metallurgical testing, the 2008 summer field program and a number of studies. These will include continuing environmental studies and planned scoping and feasibility studies. None of the planned work is contingent on previous results. Scott Wilson RPA has reviewed the proposed program and budget and believes them to be reasonable. See "Use of Proceeds" for additional detail regarding the manner in which the Company intends to use the net proceeds of the Offering.

MINING IN ALASKA

Overview

Mining is reemerging as a significant contributor to the economy of Alaska. Newly developed metal and coal deposits in Alaska are making positive contributions to the United States' balance of trade. Locally, mines are providing a significant economic base for Alaska's communities and sources of jobs for Alaskans. Additionally, new mining projects are providing the catalyst to improve and expand infrastructure.

The LIK property abuts Teck Cominco Limited's Su deposit situated in northwest Alaska, approximately 14.5 miles (23 kilometers) northwest of the Red Dog mine, the largest zinc producing mine in the world. The Red Dog mine is owned by NANA Regional Corporation, Inc. (an Alaska Native regional corporation) and operated by a subsidiary of Teck Cominco Limited. Full production at the Red Dog mine commenced in 1990. Based on publicly available information, in 2006 approximately 557,500 tonnes of zinc and 123,500 tonnes of lead were produced from the Red Dog mine.

Land Tenure

The LIK property comprises 296 unpatented federal lode mining claims and 47 State of Alaska mining claims. The 47 state mining claims cover all of the lands included in the 296 unpatented federal mining claims plus certain adjoining lands. All drill holes drilled to date on the LIK property have been drilled on lands included in the 296 unpatented federal lode mining claims.

Unpatented mining claims are located on public lands owned by the United States and managed by the Bureau of Land Management (the "BLM") within the U.S. Department of the Interior. Lode claims cover classic veins or lodes having well defined boundaries and include other rock in-place bearing valuable mineral deposits and are limited by federal law to a maximum of 1,500 feet in length along the vein and a maximum of 600 feet in width, 300 feet on either side of the centerline of the vein. Any United States citizen (including a corporation organized under the laws of a state within the United States) may locate and hold unpatented federal mining claims. A valid unpatented federal mining claim is an interest in real property that can be bought, sold, conveyed, mortgaged, devised, leased, and taxed, but it is always subject to the paramount title of the government and the rights of third parties to use the surface of the claim in a manner that does not unreasonably interfere with the claimant's activities.

An unpatented federal mining claim is acquired and held by (i) making a discovery of valuable minerals on available federal public domain lands, (ii) the staking and posting of a claim thereon in accordance with the United States *General Mining Law of 1872*, and (iii) the recording and maintenance of such claim in accordance with applicable federal and state laws in effect from time to time at and after location. Unpatented federal mining claims can be staked without any invitation from or authorization by the federal government or any state government. In order for an unpatented mining claim to be valid, a discovery of valuable minerals must have been made and be shown to exist within the boundaries thereof.

The locator of a valid unpatented mining claim has the right to explore for, develop, and mine minerals discovered on the claim, subject to compliance with the annual maintenance requirements of federal and state law. In the past, assessment work of US$100 per claim has been required to be performed annually; since 1992, however, payment of an annual maintenance fee to the United States has been required to maintain said claims in good standing. The amount of said annual fee now is US$125 per claim.

Unpatented mining claims are generally considered to be subject to greater title risk than private real property interests because the initial or continuing validity of unpatented mining claims is often uncertain. This uncertainty arises in part out of the stringent requirements for discovery that are imposed by the United States and in part out of the panoply of complex federal and state laws and regulations that supplement the *General Mining Law of 1872*. The validity of an unpatented mining claim, in terms of both its initial location and its ongoing maintenance, is dependent on strict compliance with this complex body of federal and state law. The validity of any unpatented mining claim also may be formally contested by the United States at any time.

Finally, both in years past and at the present time, the United States Congress has considered a number of proposed amendments to the *General Mining Law of 1872*. If adopted, such amendments could, among other things, substantially increase the cost of holding unpatented mining claims, impair the ability of companies to develop mineral resources on unpatented mining claims, and impose royalties on production from unpatented mining claims. Pending such possible reform of the *General Mining Law of 1872*, the United States Congress has put in place a moratorium which prohibits acceptance or processing of most mineral patent applications.

In light of the difficulties with locating and maintaining unpatented federal mining claims, the owners of the 296 unpatented federal lode mining claims included within the LIK property decided — after the State of Alaska had selected and begun to receive conveyances of the lands in and around the LIK property — to overstake said federal claims with State of Alaska mining claims located and maintained under AS 38.05.185-38.05.275. After consolidating and conforming said claims to the "MTRSC" system authorized and encouraged by the state, 47 state mining claims remain held as part of the LIK property.

Environmental Regulation

The Company's activities in the United States are subject to various federal, state, and local laws and regulations governing or relating to, among other things, prospecting, exploration, labour standards, occupational health and mine safety, water quality, air quality, control of toxic substances, solid waste disposal, reclamation, protection of streams important for anadromous fish, protection of subsistence hunting and fishing by natives and other rural residents, and other matters involving environmental protection. Depending on the nature and extent of the Company's proposed activities on or in connection with the LIK property, said laws and regulations could have a significant impact on the ability of the Company to obtain (both in a timely manner and ultimately) the permits or authorizations that it might need to conduct its business on or in connection with the LIK property. It also is possible that these laws and regulations may be changed in the future and that such changes could have a significant impact on the Company's business as it then is being conducted on or in connection with the LIK property, causing the Company to re-evaluate the economic viability of its activities at that time.

Alaska Taxation of Mining Operations

Alaska has tax and regulatory policies that are widely viewed by the mining industry as offering a favorable environment for establishing new mines in the United States. The mining taxation regime in Alaska has been stable for many years. There is discussion in the Alaska State Legislature of mining taxation issues but no significant changes have been proposed to date. Changes to Alaska's tax laws applicable to mining could be made in the future, however, and such changes could affect the potential profitability of the Company and the attractiveness of the Company as an entity in which to invest.

ZINC INDUSTRY

The Zinc Market

The Company is focused on the development of the zinc, lead and silver LIK property in the State of Alaska. Zinc provides the most cost effective and environmentally efficient method of protecting steel against corrosion through the galvanization process. Zinc plays an invaluable role by prolonging the life of steel and thereby extending the life of steel goods and capital investments in steel structures such as homes, bridges, port facilities, power lines, water distribution, telecommunications and transportation infrastructure. Zinc also aids in the conservation of natural resources such as iron ore due to its ability to prolong the life of steel goods.

Supply and demand are the key determinants for the price of zinc. Demand is generally correlated to the cycle of global industrial production while metal supply follows investment trends in the base metal industry and can be subject to phases of very rapid expansion or contraction. The metal-demand cycle is usually the initiator of the metal-price cycle, whereas supply responses to price changes come after time lags. For example, the price of zinc increased 55% in 2005 and increased a further 120% in 2006. These prices have been driven by several factors, including positive supply/demand fundamentals, a shortage of zinc concentrates, a decrease in available stockpiles and investment flows into base metals. The demand for zinc from Asia, including China, India and other developing countries has grown dramatically. Whereas in 1990, China accounted for only 8% of the global zinc demand, in 2007 it accounted for 27%. Industry experts expect that the strong demand for zinc will continue for at least the next eight years. Higher zinc prices are encouraging the development of new mines to create new sources of zinc supply in order to meet growing demand. The LIK property is ideally situated to provide zinc concentrate to the Pacific Rim region.

USE OF PROCEEDS

The net proceeds from the sale of Units (prior to the exercise of the Over-Allotment Option) will be as follows:

	Maximum Offering	Minimum Offering
Gross proceeds	Cdn.$10,000,000	Cdn.$3,000,000
Agents' fees	Cdn.$700,000	Cdn.$210,000
Estimated expenses of issue	Cdn.$675,000	Cdn.$675,000
Net proceeds	Cdn.$8,625,000 (approximately US$8,502,563)	Cdn.$2,115,000 (approximately US$2,084,976)

The following table provides an estimated breakdown of the proposed application of the net proceeds of the Offering (all figures are approximate):

Use	Maximum Offering	Minimum Offering
	(US$million)	
Exploration program for the LIK property including metallurgy, and drilling[1]	4.8	2.1[2]
Camp relocation and expansion	0.5	—
Landing strip upgrade and refurbishment	0.65	—
Road connection feasibility and civil engineering planning	0.75	—
General corporate and working capital purposes	1.8	—

Note:

(1) See "Mineral Project-Recommended Exploration Program and Costs" for the details of the proposed exploration program.

(2) The balance of the funds required for the approximate US$4.8 million exploration program for the LIK property will be sourced from the Company's existing working capital of approximately US$7.4 million.

While the Company intends to use the funds available to it as stated above, there may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary or advisable.

SELECTED FINANCIAL INFORMATION

The summary presented below sets out selected financial information of the Company for the periods, and as at the dates, indicated and is derived from, and should be read in conjunction with, the Company's annual audited consolidated financial statements as at December 31, 2006 and the period then ended as well as the interim unaudited consolidated financial statements as at September 30, 2007 and the period then ended and the respective notes thereto, "Consolidated Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. All of the financial information presented below is prepared in accordance with Canadian GAAP.

	Nine Months Ended September 30, 2007	Period Ended December 31, 2006
	(US dollars)	
Statement of Loss		
Net loss	(95,558)	(157.446)
Balance Sheet		
Cash and cash equivalents	7,754,050	10,511,517
Total assets	29,629,633	10,571.579
Working capital	7,407,723	10,156.012
Long term debt	nil	nil
Shareholder's equity	28,999,613	10,216,012

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is as of December 11, 2007 and should be read in conjunction with the Company's consolidated financial statements and the corresponding notes included elsewhere in this prospectus. Certain statements contained in the MD&A are forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on the current plans, objectives, goals, strategies, estimates, assumptions and projections about the Company's industry, business and future financial results. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed elsewhere in this prospectus. See "Cautionary Statements Regarding Forward-looking Information" and "Risk Factors".

Basis of Presentation

The Company's financial statements are prepared in accordance with Canadian GAAP. All amounts are expressed in U.S. dollars unless otherwise indicated.

The Company's financial statements have been prepared on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company is currently an exploration company and does not have any operations which generate revenues or profits. Further, there can be no assurance that the Company will either achieve or maintain profitability in the future. The Company requires additional financing to fund its continuing exploration and development efforts. In this regard, the Company is seeking funds through the Offering. Additional financing by way of private placement or through other offerings may also be required in the future.

The Company's ability to continue as a going concern is dependent on raising additional financing, the outcome of which cannot be predicted at this time. The financial statements do not include any adjustments or reclassifications of assets and liabilities which might be necessary if the Company is unable to continue its planned exploration activities.

Incorporation

The Company was incorporated by Articles of Incorporation on November 29, 2006 under the CBCA for the purpose of acquiring an interest in the LIK property. As at December 31, 2006, the Company had no significant assets other than cash generated by its initial private placement, but had settled terms with GCO to acquire an interest in the LIK property. On June 28, 2007, the Company acquired its interest in the LIK Property. See "Business of the Company — LIK Block Agreement with Teck American".

Review of Overall Performance

The Company is in the development stage and has no revenue. The Company has reported losses since its inception resulting from costs related to evaluating the LIK property and administrative overheads.

Results of Operations

Nine months ended September 30, 2007

During the nine months ended September 30, 2007, the Company reported a net loss of US$95,558 (nil per Common Share).

Expenses incurred during the nine months ended September 30, 2007 were US$442,237 and include salaries of US$112,671, consulting fees of US$137,450, professional fees of US$92,392, travel expenses of US$35,990, investor and shareholder relations fees in the amount of US$29,705, and an office administration expense of US$28,218. The Company also incurred regulatory fees of US$3,720, US$15,344 in insurance costs and US$12,233 in rent during the nine months ended September 30, 2007.

From incorporation date of November 29, 2006 to December 31, 2006

During the fiscal period from incorporation to December 31, 2006, the Company reported a net loss of $157,446 (US$0.03 per Common Share).

Expenses during the fiscal period were US$170,383 and include salaries of US$50,000, consulting fees of US$100,000, professional fees of US$10,000, travel expenses of US$8,608, investor and shareholder relations fees in the amount of US$722 and incorporation costs of US$1,000.

The Company incurred deferred costs of US$60,000 during the fiscal period ended December 31, 2006 consisting of costs related to evaluating the LIK property subsequent to the period end. These costs were charged to mineral properties at the time the LIK property was acquired, which occurred during the nine months ended September 30, 2007.

Capital Expenditures

Nine months ended September 30, 2007

The Company signed an exploration and option agreement with GCO on February 26, 2007 (the "Exploration and Option Agreement") to acquire up to 62.5% of GCO's interest in the LIK property and under the LIK Block Agreement. Subsequently, the Exploration and Option Agreement was terminated and the Company obtained its current 50% ownership interest in the LIK property and LIK Block Agreement through an assignment on June 28, 2007 pursuant to the GCO Assignment Agreement of GCO's interest in the LIK property and LIK Block Agreement in consideration for a cash payment of US$20,000,000 and the grant of a 2% net proceeds interest payable by the Company only. See "Business of the Company — LIK Block Agreement with Teck American".

During the nine month period ended September 30, 2007, the Company incurred an aggregate of US$21,271,679 in mineral property costs consisting of US$20,276,094 with respect to the acquisition of GCO's interests in the LIK property and the LIK Block Agreement, and a total of US$995,585 in deferred exploration costs attributable to geological, mapping, site administration and charter aircraft. The acquisition cost of the LIK property and the LIK Block Agreement in the amount of US$20,276,094 consists of the purchase price of US$20,000,000, plus US$130,000 paid to GCO pursuant to predecessor agreements and US$146,094 attributable to management salaries, professional fees and certain out-of-pocket expenses attributable to the effort and costs incurred in completing the acquisition.

Incorporation date of November 29, 2006 to December 31, 2006

The Company did not incur any amounts for exploration spending during the fiscal period from incorporation to December 31, 2006. During this period the Company was focused on acquiring its interest in the LIK property under the Exploration and Option Agreement.

Financing Activities

The Company completed a founder's private placement on December 18, 2006. The Company issued 5,000,000 Common Shares at US$0.001 per share for total proceeds of $5,000.

The Company completed a private placement on December 20, 2006, issuing a total of 11,400,000 special warrants (the "2006 Special Warrants") at US$1.00 per special warrant for gross proceeds of US$11,400,000. The Company also issued a total of 906,400 broker special warrants with a fair value of US$319,983 (the "2006 Broker Special Warrants") and paid an 8% commission (US$906,400) to the agent and US$125,142 in legal fees for total cash offering costs of US$1,031,542 and net proceeds of US$10,368,458.

On February 18, 2007, the Company issued 100,000 Common Shares on a non-brokered basis, at a subscription price of US$1.00 per share for gross proceeds of US$100,000.

The Company completed the first tranche of a private placement on June 28, 2007, issuing 10,654,400 special warrants (the "2007 Special Warrants") at US$1.75 per special warrant for gross proceeds of US$18,645,200. The Company also issued 532,720 broker special warrants with a fair value of US$329,112 (the "2007 Broker Special Warrants") and paid a 7% commission in the amount of US$1,305,164 to the agent, US$142,920 in legal fees and other costs for total cash offering costs of US$1,448,084 and net proceeds of US$17,197,116.

The Company completed the second tranche of the private placement on July 5, 2007, issuing an additional 821,500 2007 Special Warrants at US$1.75 per special warrant for gross proceeds of US$1,437,625 and an additional 41,075 2007 Broker Special Warrants with a fair value of US$25,376. In respect of such tranche, the Company paid a further 7% commission in the amount of US$100,634 and US$13,532 in legal fees for total cash offering costs of US$114,166 and net proceeds of US$1,323,459. See "Prior Sales of Common Shares — Special Warrant Financings".

On August 27, 2007, the Company issued 151,571 Common Shares at US$1.75 per share for gross proceeds of US$265,249.

Summary of Results

	Nine Months Ended September 30, 2007	Period Ended December 31, 2006
	(US dollars)	
Total revenues	nil	nil
Deferred exploration costs	$995,585	—
Net loss	$(95,558)	$(157,446)
Net loss per Common Share (basic and diluted)	nil	$ (0.03)

Liquidity and Capital Resources

The Company's aggregate operating, investing and financing activities during the nine months ended September 30, 2007 resulted in a net cash outflow of US$2,757,467. As at September 30, 2007, the Company had a cash balance of US$7,754,050 (December 31, 2006 — US$10,511,517) and working capital of US$7,407,723 (December 31, 2006 — US$10,156,012).

The Company proposes to continue its exploration program on the LIK property, by spending an additional US$4,818,000. See "Mineral Project — Recommended Exploration Program and Costs" for the details of the proposed exploration activity. In addition, the Company has ongoing general and administrative expenses which are estimated to total US$2,250,000 for the next eighteen months. Such amounts will be funded from the proceeds of the Offering and existing working capital.

The Company intends to use a portion of the net proceeds of the Offering for camp relocation and expansion, landing strip upgrade and refurbishment and road connection feasibility work to study connecting the LIK property to the transportation system.

The Company is not in commercial production on the LIK property and, accordingly, it does not generate cash from operations. In order to fund further exploration work and advance the LIK project, the Company is dependent upon raising financing through the issuance of its securities, including the funds to be raised pursuant to the Offering.

The Company's planned exploration and development expenditures on the LIK property require significant financial resources. The Company remains dependent on raising additional financing through the issuance of equity securities to fund exploration and development requirements beyond those outlined in "Use of Proceeds" on the LIK property and for general corporate purposes.

Transactions with Related Parties

The Company has entered into certain related party transactions, which may be summarized as follows:

(a) As at September 30, 2007, the Company owed US$45,386 (December 31, 2006 — US$60,000) to companies controlled by senior officers and directors of the Company. The amount owing as at December 31, 2006 related to third party costs for mineral property and administrative expenses incurred in the normal course of operations. The amount was paid in full during the nine months ended September 30, 2007. The amount owing as at September 30, 2007, related to management and legal fees incurred in the normal course of operations. The amount was paid in full subsequent to the end of the period;

(b) Directors and officers have participated in share issuances and purchases of Special Warrants on the terms as discussed in "Prior Sales of Common Shares", and hold the Common Shares and Special Warrants of the Company as noted in "Directors and Executive Officers"; and

(c) The Company has paid certain share issuance, incorporation and legal costs in the amount of US$169,969 (December 31, 2006 — US$42,766) incurred in the normal course of operations to a legal firm whose partner is a director of the Company.

There are no ongoing contractual or other commitments resulting from the foregoing transactions. Related party transactions are in the ordinary course of business, occurring on terms that are similar to those of transactions with unrelated parties, and therefore are measured at the exchange amount.

Critical Accounting Estimates

The Company's financial statements are impacted by the accounting policies used, and the estimates and assumptions made, by management during their preparation. The Company's accounting policies are included herein and elsewhere in this prospectus and include accounting policies respecting, among others, loss per share, cash and cash

equivalents, foreign currency translation, income taxes, fair value of financial instruments, risk management, asset retirement obligations, deferred costs and variable interest entities. The accounting estimates considered to be significant to the Company include estimates regarding the carrying values of mining claims and deferred exploration costs.

Management reviews the carrying values of its mining claims when events or circumstances change to determine whether an impairment should be recognized. Capitalized costs in respect of the Company's mining claims were US$21,271,679 as at September 30, 2007.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents of highly liquid investments that are readily convertible into cash with maturities of three months or less when purchased.

The Company operates in the United States, which gives rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Outlook

For the coming year, the Company's priorities are to complete the Offering, become a listed company on a Canadian stock exchange, and to complete its proposed exploration program, including metallurgical drilling, in-fill drilling, environmental work and road development at its LIK property.

DIVIDEND POLICY

There are no restrictions in the Company's constating documents that would restrict or prevent the Company from paying dividends. However, it is not contemplated that any dividends will be paid on Common Shares in the foreseeable future, as it is anticipated that all available funds will be reinvested in the Company to finance the growth of its business. Any decision to pay dividends on Common Shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time and will be subject to any restrictions imposed by the terms of any debt facilities or other contractual obligations of the Company.

DESCRIPTION OF SHARE CAPITAL AND SECURITIES TO BE DISTRIBUTED

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of special voting shares ("Special Voting Shares"), issuable in series. As of December 11, 2007 there were 5,351,571 Common Shares and 22,775,900 Special Voting Shares issued and outstanding. Pursuant to the Offering, the Company proposes to issue up to 5,714,286 Common Shares and 2,875,143 Warrants (being 5,714,286 Units), or up to 6,571,429 Common Shares and 3,285,715 Warrants (being 6,571,429 Units) if the Over-Allotment Option is exercised in full. After giving effect to the maximum Offering but prior to the exercise of the Over-Allotment Option, there will be 33,841,757 Common Shares and 2,857,143 Warrants issued and outstanding after providing for the exercise of the 11,300,000 outstanding 2006 Special Warrants and the 11,475,900 outstanding 2007 Special Warrants. In addition, as of December 11, 2007, there were 906,400 issued and outstanding 2006 Broker Special Warrants and 573,795 issued and outstanding 2007 Broker Special Warrants (each Broker Special Warrant is indirectly exercisable for one Common Share, as described under "Prior Sales of Common Shares — Special Warrant Financings").

Common Shares

Each Common Share entitles the holder to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the board of directors at its discretion from

funds legally available therefore and, upon the liquidation, dissolution or winding up of the Company, are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking in priority to, or equally with, the holders of Common Shares with respect to liquidation, dissolution or winding up. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

Under the Offering, the Company proposes to issue up to 2,857,143 Warrants (up to 3,285,715 Warrants if the Over-Allotment Option is exercised in full). Investors will receive one half of one Warrant for each Unit purchased. Each whole Warrant (including those issued pursuant to the exercise of the Over-Allotment Option) will be exercisable to purchase one Common Share at a price of Cdn.$2.25 per Warrant Share until the fifth anniversary of the Initial Closing Date.

The Warrants will be issued under an indenture (the "Warrant Indenture") to be entered into between the Company and Olympia Transfer Services Inc. (the "Warrant Agent") on or before the Initial Closing Date. The Company will appoint the principal transfer office of the Warrant Agent in Toronto as the location at which the Warrants may be surrendered for exercise, transfer or exchange.

The Warrant Indenture will provide for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including subdivision, consolidation or reclassification of Common Shares, the payment of stock dividends or the amalgamation of the Company. No adjustment in the exercise price or the number of Warrant Shares issuable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the exercise price or the number of Warrant Shares purchasable upon exercise by at least one one-hundredth of a Warrant Share. The Company will covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to the Warrant Agent of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 21 days prior to the record date or effective date, as the case may be, of such event. The Warrant Agent will forthwith give notice of such event to holders of Warrants ("Warrantholders").

The Warrants will be transferable. Warrantholders will not have any voting or any other rights which a holder of Common Shares of the Company would have.

The Warrant Indenture will provide that, from time to time, the Company and the Warrant Agent, without the consent of the Warrantholders, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that is necessary or advisable provided it is not prejudicial to the interests of Warrantholders. Any amendment or supplement to the Warrant Indenture that is prejudicial to the interests of the Warrantholders may only be made by "extraordinary resolution", which will be defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the Warrantholders at which there are Warrantholders present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Warrants (unless such meeting is adjourned to a prescribed later date due to a lack of quorum, at which adjourned meeting the Warrantholders present in person or by proxy shall constitute a quorum) and passed by the affirmative vote of Warrantholders representing not less than 66 ⅔% of the aggregate number of all then outstanding Warrants represented at the meeting and voted on such resolution, or (2) adopted by an instrument in writing signed by the Warrantholders representing not less than 66 ⅔% of the aggregate number of all then outstanding Warrants.

The foregoing summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture. A copy of the Warrant Indenture will be available on the SEDAR website at www.SEDAR.com.

Special Warrants

Each 2006 Special Warrant is exercisable, for no additional consideration, for one Common Share (subject to adjustment as described below) at any time until an automatic exercise date of the earlier of (i) the date of completion by the Company of a Liquidity Event (as defined below) and (ii) December 20, 2011 (being the fifth anniversary of the issue of the 2006 Special Warrants). Any 2006 Special Warrants not exercised by such date will be automatically exercised on such date.

Each 2007 Special Warrant is exercisable, for no additional consideration, for one Common Share (subject to adjustment as described below) at any time until an automatic exercise date of the earlier of (i) the date of completion by the Company of a Liquidity Event and (ii) June 28, 2012 (being the fifth anniversary of the initial issue of the 2007 Special Warrants). Any 2007 Special Warrants not exercised by such date will be automatically exercised on such date.

For purposes of both the 2006 Special Warrants and the 2007 Special Warrants, a "Liquidity Event" means the completion by the Company of either (i) a distribution to the public of Common Shares pursuant to a prospectus and the concurrent listing of the Common Shares on a recognized Canadian exchange or (ii) another transaction as a result of which all outstanding Common Shares, or securities of another issuer issued in exchange for all outstanding Common Shares, are traded on a recognized Canadian exchange and are freely tradable (subject to any applicable control block restrictions). The completion of this Offering would constitute a Liquidity Event, such that all outstanding Special Warrants will be automatically exercised upon the closing of this Offering.

In addition to customary adjustments for subdivisions, consolidations or other such changes in the Common Shares, the Special Warrants provide for the following adjustments to the exchange ratio (currently one Common Share per Special Warrant) for the Special Warrants:

(a) In the event that the Company does not complete a Liquidity Event by the applicable deadline, the Special Warrants of the subject class will become subject to a conversion rate increase of a further 0.1 Common Shares effective as of the deadline date and thereafter a further 0.1 Common Shares for each month prior to completion of a Liquidity Event. The deadline for each class of Special Warrants is the first anniversary of its initial issue date (being December 20, 2007 in respect of the 2006 Special Warrants, and being June 28, 2008 in respect of the 2007 Special Warrants).

(b) The Special Warrants entitle the holders to be issued additional Common Shares upon exercise of the Special Warrants if the Company issues Common Shares, or securities convertible (or exchangeable or exercisable) for Common Shares at an issue price (or having a conversion or exercise price) which reflects an effective acquisition price per Common Share which is less than the price paid under the subject Special Warrant offering (being US$1.00 per Special Warrant in respect of the 2006 Special Warrants, and being US$1.75 per Special Warrant in respect of the 2007 Special Warrants) (as applicable, the "Dilutive Offering Price"), with the number of additional Common Shares to be such that, after giving effect to the issue of such additional shares, the effective acquisition cost per Common Share underlying the subject Special Warrants will be equal to the Dilutive Offering Price.

In addition to the rights of the holders of the Special Warrants as described above, concurrently with the issue of the 2006 Special Warrants, and subsequently concurrently with the issue of the 2007 Special Warrants, certain principal shareholders of the Company entered into investor rights agreements under which the following rights have been provided to the holders of the Special Warrants until such time as the Company completes a Liquidity Event:

(a) restrictions on transfer and "tag along" rights with respect to any proposed sales of equity securities of the Company by any of the principal shareholders;

(b) "piggyback registration rights" in respect of any Canadian prospectus or U.S. registration statement to be filed by the Company; and

(c) rights to such financial statements as would be required to be publicly filed if the Company were a "reporting issuer" in Canada.

Special Voting Shares

As part of the offerings of the 2006 Special Warrants and the 2007 Special Warrants, the Company issued an aggregate of 22,875,900 Special Voting Shares to the purchasers of the Special Warrants, being one Special Voting Share per Special Warrant issued. Each Special Voting Share entitles the holder thereof to a number of votes at any meeting of holders of Common Shares equal to the number of Common Shares which may then be obtained upon the exchange of the Special Warrant to which the Special Voting Share relates. With respect to any written consent sought from the holders of Common Shares, each vote attached to the Special Voting Share will be exercisable on the same basis as set forth above. The purpose of the Special Voting Shares is solely to provide to the holders thereof the same voting rights they would have had if they directly acquired the Common Shares underlying the Special Warrants which they purchased.

The Special Voting Shares do not entitle the holders to receive any distributions from the Company or any of the net assets of the Company in the event of a termination or winding-up of the Company. Any Special Voting Shares acquired by

the Company will immediately cease to represent an entitlement to vote at meetings of shareholders. A Special Voting Share is not transferable separately from the Special Warrant to which it relates, and a Special Voting Share will automatically be transferred upon a permitted transfer of the related Special Warrant. Special Voting Shares are evidenced only by the certificates representing the associated Special Warrants and will be cancelled upon the exchange of the related Special Warrants for Common Shares.

Except for the right to be counted towards a quorum and to requisition, vote at, and receive materials for, meetings of the holders of Common Shares, the Special Voting Shares do not confer upon the holders thereof any other rights.

All rights of a holder of Special Warrants to exercise votes attached to Special Voting Shares will cease upon the exchange of all such holder's Special Warrants for Common Shares and, accordingly, the Special Voting Shares will be cancelled upon the closing of the Offering and upon the exchange of the related Special Warrants for Common Shares.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as at December 31, 2006, as at September 30, 2007, and as at September 30, 2007 after giving effect to the Offering.

	As at December 31, 2006	As at September 30, 2007	As at September 30, 2007 after giving effect to the Offering[1][2]
Long-Term Debt	nil	nil	nil
Common Shares	US$5,000 (5,000,000 Common Shares)	US$463,584 (5,351,571 Common Shares)	US$34,486,010 (33,841,757 Common Shares)[3]
Special Warrants	US$10,048,475 (11,400,000 2006 Special Warrants)	US$28,114,561 (11,300,000 2006 Special Warrants and 11,475,900 2007 Special Warrants)	nil[3] nil
Warrants	nil	nil	US$2,575,135
Contributed Surplus	US$319,983	US$674,472	US$674,472
Deficit	US$(157,446)	US$(253,004)	US$(253,004)
Total Capitalization	US$10,216,012	US$28,999,613	US$37,482,613

Notes:

(1) Assumes completion of the maximum Offering, but does not assume any exercise of the Over-Allotment Option, any Broker Special Warrants, or any Broker Warrants (as defined below under "Prior Sales of Common Shares — Special Warrant Financings").

(2) Reflects the net proceeds of the maximum Offering after deducting the Agents' Fee of Cdn.$700,000 and the expenses of the Offering estimated to be Cdn.$675,000.

(3) Includes the issuance of 5,714,286 Common Shares pursuant to the maximum Offering, the exercise of the 11,300,000 2006 Special Warrants and the 11,475,900 2007 Special Warrants for a total of 22,775,900 Common Shares.

OPTIONS TO PURCHASE SECURITIES

The Company has granted a number of options ("Options") giving holders the right to purchase Common Shares in the future subject to completion of the Offering. The following is a summary of Options which have been granted to directors, officers, employees or consultants as of December 11, 2007, which are to be exercisable, in whole or in part, subject to the terms of Option agreements which include vesting as to one-third (⅓) of the Options on each of 90 days, 12 months, and 18 months after the listing date of the Common Shares on the TSX:

Class of Optionee (Number of Optionees in Class)	Number of Shares Under Option	Date of Initial Grant	Exercise Price	Expiry Date	Market Price at Date of Grant
			(CDN$)	(CDN$)	(CDN$)
Executive officers and past Executive officers as a group (5 persons) . . .	2,050,000	September 18, 2007	1.75	(1)	1.75
Directors and past directors (who are not also executive officers) as a group (3 persons)	700,000	September 18, 2007	1.75	(1)	1.75
Employees and past employees of the Company and its Subsidiary (excluding executive officers) as a group (1 person)	25,000	September 18, 2007	1.75	(1)	1.75
Total — All Options.	2,775,000				

Notes:

(1) The expiry date will be five years from the listing date of the Common Shares on the TSX.

PRIOR SALES OF COMMON SHARES

No Warrants have been issued by the Company. No Common Shares have been issued by the Company since incorporation except as set out in the following table.

Date of Issuance or Sale	Description of Transaction	Aggregate Number and Type of Shares Issued	Price Per Common Share
December 18, 2006	Private Placement	5,000,000 Common Shares	US$0.001
February 18, 2007	Subscription	100,000 Common Shares	US$1.00
January 21, 2007	Issued upon exercise of 100,000 2006 Special Warrants	100,000 Common Shares	US$1.00
August 27, 2007.	Private Placement	151,571 Common Shares	US$1.75

Special Warrant Financings

The Company completed a private placement on December 20, 2006 issuing a total of 11,400,000 2006 Special Warrants at US$1.00 per special warrant for gross proceeds of US$11,400,000. See "Description of Share Capital and Securities to be Distributed". The Company also issued a total of 906,400 2006 Broker Special Warrants and paid an 8% commission (US$906,400) to the agent and legal fees (US$125,142) for total offering costs of US$1,031,542 and net proceeds of US$10,368,458. The proceeds of such private placement were held in escrow subject to conditions which included, among other things, that the Company be in a position to enter into the Exploration and Option Agreement. Such escrow conditions were satisfied, and the proceeds of the private placement were released, on February 26, 2007.

Each 2006 Broker Special Warrant is exercisable for one warrant (a "2006 Broker Warrant") for no additional consideration (and will be automatically exercised for 2006 Broker Warrants at the same time as automatic exercise of the 2006 Special Warrants, as described under "Description of Share Capital and Securities to be Distributed"). Each 2006 Broker Warrant is exercisable for one Common Share until the later of June 20, 2008 and the six-month anniversary of the completion of a Liquidity Event (as defined for the purposes of the Special Warrants under "Description of Share Capital and Securities to be Distributed") at an exercise price of US$1.00 per share.

The Company completed the first tranche of a private placement on June 28, 2007, issuing 10,654,400 2007 Special Warrants at a price of US$1.75 per special warrant for gross proceeds of US$18,645,200. The Company also issued

532,720 2007 Broker Special Warrants with a fair value of US$329,112 and paid a 7% commission in the amount of US$1,305,164 to the agent, US$142,920 in legal fees and other costs for total cash offering costs of US$1,448,084 and net proceeds of US$17,197,116. The proceeds of such private placement were held in escrow and released concurrently with the completion (and in order to allow the completion) of the Company's acquisition of GCO's entire 50% interest in the LIK property and the LIK Block Agreement.

The Company completed the second tranche of the private placement on July 5, 2007, issuing a further 821,500 2007 Special Warrants at a price of US$1.75 per special warrant for gross proceeds of US$1,437,625 and a further 41,075 2007 Broker Special Warrants with a fair value of US$25,376. In respect of such tranche, the Company paid a further 7% commission in the amount of US$100,634 and US$13,532 in legal fees for total cash offering costs of US$114,166 and net proceeds of US$1,323,459.

Each 2007 Broker Special Warrant is exercisable for one warrant (a "2007 Broker Warrant", and together with the 2006 Broker Warrants, the "Broker Warrants") for no additional consideration (and will be automatically exercised for 2007 Broker Warrants at the same time as automatic exercise of the 2007 Special Warrants occurs, as described under "Description of Share Capital and Securities to be Distributed"). Each 2007 Broker Warrant is exercisable for one Common Share until the later of December 28, 2008 and the six-month anniversary of the completion of a Liquidity Event at an exercise price of US$1.75 per share.

In the event that the Company does not complete a Liquidity Event by the applicable deadline, the Broker Special Warrants of the subject class will become subject to an exercise rate increase of a further 0.1 Common Shares per Broker Special Warrant effective as of the deadline date and thereafter a further 0.1 Common Shares for each month prior to completion of a Liquidity Event. The deadline for each class of Broker Special Warrants is the first anniversary of its initial issue date (being December 20, 2007 in respect of the 2006 Broker Special Warrants and June 28, 2008 in respect of the 2007 Broker Special Warrants). The completion of this Offering would constitute a Liquidity Event, such that all outstanding Broker Special Warrants will be automatically converted into Broker Warrants upon the closing of the Offering.

PRINCIPAL SHAREHOLDERS

To the best of the knowledge of the directors and executive officers of the Company, the following table sets forth the shareholdings of those persons who, prior to giving effect to the Offering, were the direct or indirect beneficial owners of, or will exercise control or direction over 10% or more of the outstanding Common Shares:

Name of Shareholder	Designation of Class	Type of Ownership	Number of Shares	Percentage of Class Prior to Giving Effect to the Offering[3]	Percentage of Class After Giving Effect to the Maximum Offering[4]
Gil Atzmon	Common Shares	Beneficial and Indirect[1]	3,530,000	12.55	10.43
Michael Steeves . .	Common Shares	Beneficial and Indirect[2]	1,112,500	3.95	3.29

Notes:

(1) Includes 3,030,000 Common Shares held directly and 500,000 Common Shares held indirectly through Sidney Atzmon, Thaddeus Atzmon and Zazu Exploration, Inc., a private mineral exploration company. This amount does not include 800,000 Common Shares issuable to Mr. Atzmon upon exercise of his Options.

(2) Includes 912,500 Common Shares held directly and 200,000 Common Shares held indirectly through Melissa May Steeves and Warren Michael Steeves. This amount does not include 350,000 Common Shares issuable to Mr. Steeves upon exercise of his Options.

(3) After giving effect to the issuance, for no further consideration, of the 22,775,900 Common Shares issuable upon the exchange of 22,775,900 outstanding Special Warrants.

(4) Does not assume any exercise of the Over-Allotment Option.

ESCROWED SECURITIES

In accordance with National Policy 46-201 — *Escrow for Initial Public Offerings* ("NP 46-201"), all common shares of an issuer owned or controlled by its principals are required to be placed in escrow at the time of the issuer's initial public offering, unless the shares held by the principal or issuable to the principal upon conversion of convertible securities held by the principal collectively represent less than 1% of the voting rights attaching to the total issued and outstanding securities of the issuer after giving effect to the initial public offering. At the time of an initial public offering, an issuer is classified for the purposes of NP 46-201 escrow as either an "exempt issuer", an "established issuer" or an "emerging issuer". Uniform terms of automatic timed-release escrow apply to the principals of issuers carrying out initial public offerings, differing only according to the classification of the issuer. The Company will be classified as an "established issuer".

The following Common Shares (the "Escrowed Shares") are held by and are to be subject to the terms of an agreement to be dated the Initial Closing Date between the Company, the holders of Escrowed Shares and Olympia Transfer Services Inc. as escrow agent (the "Escrow Agreement"):

Name	Number of Common Shares	Percentage of Issued Shares on Completion of the Offering[1]	Percentage of Issued Shares if the Over-Allotment Option is exercised in full
Gil Atzmon	3,530,000	10.43	10.17
Michael A. Steeves	1,112,500	3.29	3.21
Joe M. Britton	100,000	0.30	0.29
Mark L. Greenwald	100,000	0.30	0.29
Dennis H. Peterson	100,000	0.30	0.29

Notes:

(1) After giving effect to the issuance, for no further consideration, of the 22,775,900 Common Shares issuable upon the exchange of 22,775,900 outstanding Special Warrants.

Pursuant to the terms of the Escrow Agreement, unless expressly permitted by the Escrow Agreement, the Escrowed Shares may not be sold, transferred, assigned, mortgaged or traded in any way while in escrow. 25% of the Escrowed Shares will be released from escrow on the date on which the Common Shares are listed on the Exchange (the "Listing Date") and each of the six, twelve and eighteen month anniversaries of the Listing Date. The Common Shares which are held in escrow immediately following the Listing Date will represent 14.60% of the issued shares immediately following the maximum Offering and 14.24% if the Over-Allotment Option is fully exercised.

Pursuant to the terms of the Escrow Agreement, the securities of the Company held in escrow may be transferred within escrow to an individual who is a director or senior officer of the Company or of a material operating subsidiary of the Company, subject to the approval of the Company's board of directors, or to a person or corporation that before the proposed transfer holds more than 20% of the voting rights attached to the Company's outstanding securities, or to a person or corporation that after the proposed transfer will hold more than 10% of the voting rights attached to the Company's outstanding securities and that has the right to elect or appoint one or more directors or senior officers of the Company or of any of its material operating subsidiaries.

Pursuant to the terms of the Escrow Agreement, upon the bankruptcy of a holder of Escrowed Shares, the Escrowed Shares may be transferred within escrow to the trustee in bankruptcy or other person legally entitled to such securities. Upon the death of a holder of Escrowed Shares, all securities of the deceased holder will be released from escrow to the deceased holder's legal representative.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, municipality of residence, position held with the Company, principal occupation and number of Common Shares held by each person who will be a director and/or an executive officer of the Company as at the closing of the Offering.

Name and Municipality of Residence	Position with the Company	Principal Occupation	Date of Appointment	Common Shares of the Company Held
Gil Atzmon .... San Antonio, Texas	Chairman, Chief Executive Officer and Director	Founder, Chairman and Chief Executive Officer of the Company	November 29, 2006	3,530,000[1]
Michael A. Steeves .. Vancouver, British Columbia	President, Chief Operating Officer and Director	President and Chief Operating Officer of the Company	November 29, 2006	1,112,500[2]
Ralf O. Langner .... Vancouver, British Columbia	Chief Financial Officer	Chief Financial Officer of the Company.	December 1, 2007	nil
Joe M. Britton ..... Anchorage, Alaska	Vice-President Exploration	Vice-President Exploration and principal geologist for the LIK property	September 18, 2007	100,000
Mark L. Greenwald.. San Antonio, Texas	Vice-President and General Counsel	Vice-President and General Counsel of the Company	July 19, 2007	100,000
Bryan Morris ...... Vancouver, British Columbia	Director	Chief Financial Officer of Andean American and Sinchao Metals	July 19, 2007	nil
Dennis H. Peterson .. Toronto, Ontario	Director	Lawyer	November 29, 2006	100,000
Paul F. Saxton ..... Furry Creek, British Columbia	Director	Chief Executive Officer and President of Lincoln Gold Corp. and Chairman and Chief Operating Officer of Pinnacle Mines Ltd.	July 19, 2007	nil

Notes:

(1) Includes 3,030,000 Common Shares held directly and 500,000 Common Shares held indirectly through Sidney Atzmon, Thaddeus Atzmon and Zazu Exploration, Inc. Also includes 20,000 Special Warrants.

(2) Includes 912,500 Common Shares held directly and 200,000 Common Shares held indirectly through Melissa May Steeves and Warren Michael Steeves.

Immediately after the closing of the Offering, assuming the maximum Offering and assuming the exercise of all issued and outstanding Special Warrants, the directors and executive officers of the Company, as a group, will beneficially own, directly or indirectly, or exercise control or direction over 4,942,500 Common Shares, representing approximately 14.6% of the Common Shares outstanding before giving effect to any exercise of the Over-Allotment Option or Broker Warrants.

Additional biographical information regarding the directors and executive officers of the Company is provided as follows:

Board of Directors and Officers

The following is biographical information relating to each of the directors and officers of the Company. The directors of the Company shall be elected at each annual general meeting of shareholders of the Company held to elect directors.

Gil Atzmon: Mr. Atzmon is the founder, Chairman, Chief Executive Officer and a Director of the Company. Mr. Atzmon has over 20 years' experience in the mineral resources sector. His career has included positions as a mining executive, investment banker, mining fund manager and geologist. Mr. Atzmon has participated in many global exploration and mining projects and has successfully arranged financing for the exploration and development of several mineral properties. In 2001 and 2002, Mr. Atzmon acted as Vice President, Corporate Development of Ivanhoe Mines Ltd. In 2000 and 2001, Mr. Atzmon served as a global energy and mining specialist in institutional equity and sales for BNP Paribas. From 1998 to 2000, Mr. Atzmon was Chief Investment Strategist and Portfolio Manager for US Global Investors, Inc. Mr. Atzmon holds a Bachelors degree in Geology and Geography from Columbia College, Columbia University and obtained a Master Degree in Energy and Mineral Resources from the University of Texas at Austin, Texas.

Michael A. Steeves: Mr. Steeves is the President, Chief Operating Officer and a Director of the Company. Mr. Steeves has been employed in the mining industry for over 40 years including employment as a mining analyst with a number of Canadian investment firms and as a geologist for senior mining companies in Canada and the United States. Since 2006, Mr. Steeves has been a director and chairman of the audit committees of the following public companies: Augusta Resource Corporation, Forum Uranium Corp., Sargold Resource Corporation, Wildcat Silver Corporation and Ventana Gold Corp. He is a former director and chairman of the board of Franc-Or Resource Corporation. From 2002 to 2005, Mr. Steeves acted as Vice President of Investor Relations for Glamis Gold Inc. and was Director of Investor Relations for Couer D'Alene Mines, Homestake Mining Company and Pegasus Gold Inc. Mr. Steeves holds Bachelor of Science (Geology) and Masters of Science (Earth Sciences) degrees from the University of Manitoba. He also holds the Canadian Securities Course/Registered Representative designation and Chartered Financial Analyst designation. From 1992 to 1994, Mr. Steeves received Chartered Financial Analyst Certificates of Achievement.

Ralf O. Langner: Mr. Langner is the Chief Financial Officer of the Company. Mr. Langner is a Certified General Accountant with over 25 years of accounting and financial experience, including over 20 years in the metals sector. Prior to joining the Company, Mr. Langner was the Chief Financial Officer of Romarco Minerals Inc. (a publicly listed gold exploration company) from 2003 to 2007, Financial Analyst at Bema Gold Corporation (a publicly listed gold producer) from 2000 to 2003, a self-employed accounting and financial consultant in 1999-2000 and held various positions at Dayton Mining Corporation (a publicly listed gold producer) from 1986 to 1999, including Accountant, Chief Accountant and Financial Analyst.

Joe M. Britton: Mr. Britton is the Company's Vice President Exploration and principal geologist for the LIK property. He has over 35 years of mineral exploration and development experience, principally in Alaska. This experience includes direct field responsibility and supervisory roles in nearly all aspects of the LIK project since 1978. In addition to his experience with the LIK project he has also been involved in the execution and management of several regional exploration projects in Alaska and a variety of general mineral assessments ranging from regional to property specific projects in Alaska, the western United States and Costa Rica. He has substantial experience with governmental, land ownership, regulatory, environmental and social issues in Alaska as they relate to mineral exploration and development projects. His years in the minerals business have included employment by several mining and minerals companies and since 1989 he has been a consulting minerals geologist. Mr. Britton holds a Bachelor of Science (Geology) and a Master of Science (Geology) from the University of Alaska-Fairbanks.

Mark L. Greenwald: Mr. Greenwald is Vice President and General Counsel of the Company. Mr. Greenwald is a lawyer admitted to practice in all Federal and State District Courts in Texas, the Federal Northern District of Georgia, the State Bar of Alaska, U.S. Federal Court of Claims, U.S. Court of Appeals for the Fifth Circuit and the Federal Circuit, and the U.S. Supreme Court. Mr. Greenwald was called to the bar in Texas in 1985. He obtained his Bachelor of Arts from Brooklyn College, City University of New York and his Juris Doctor from South Texas College of Law. He has served as an Assistant District Attorney in Bexar County Texas, Deputy Section Chief for the Resolution Trust Corporation-Professional Liability Section (US Treasury Dept), Chairman of Panel 10B5 Grievance Committee on Lawyer Discipline, Special Prosecutor for the State Bar of Texas-Attorney Discipline, and Special Prosecutor to the Texas Commission on Judicial Conduct.

Bryan Morris: Mr. Morris is an independent director of the Company. Mr. Morris worked for Teck Cominco Limited as Vice President, Business Development and was responsible for identifying, evaluating and negotiating acquisitions, primarily in the zinc business, until August 2003. Prior to that appointment he was Vice President, Finance and director of Cominco Resources International Ltd., the stock exchange listed international exploration arm of Cominco Ltd., and had held senior positions in Teck Cominco Limited's finance organization. During his career with Teck Cominco Limited, Mr. Morris also served as a director of several subsidiary and associated companies. Mr. Morris is currently a director and Chief Financial Officer of Andean American Mining Corp. (since July, 2005) Sinchao Metals Corp. (since December, 2006) and Inca Pacific Resources Inc. (since February, 2004), all publicly traded companies. He is also a director of the following Canadian publicly traded companies: Mediterranean Resources Ltd., Animas Resources Ltd. and, until late August 2007, a director and Chief Financial Officer of Morgain Minerals Inc. (since May, 2005). He is a Fellow of the Chartered Institute of Management Accountants (United Kingdom).

Dennis H. Peterson: Mr. Peterson is a director of the Company. Mr. Peterson is a securities lawyer and the principal of Peterson Law Professional Corporation, a Toronto-based securities law boutique focusing on resource companies. Mr. Peterson was called to the Bar of Ontario in 1988. In the past five years, Mr. Peterson has served in the following capacities for the following public companies: director, Seven Clans Resources Inc. (2001 to 2003), a predecessor to Gammon Lake Resources Inc.; director, Franc-Or Resources Corporation (1996 to 2006); director, Probe Mines Limited (2001 to 2006); Secretary, Liberty Mineral Exploration Inc. (2003 to 2005); Secretary, Nayarit Gold Inc. (2005-2006); President and director, Consolidated Ophir Ventures Inc. (2004 to 2006), a predecessor to CIC Energy Corp.; President and director, Denroy Resources Corporation (2005 to 2007), a predecessor to Nevoro Inc.; director, EM Resources Inc. (2005 to present); President and director, Canadian Baldwin Resources Limited (2005 to 2006), a predecessor to Aura Minerals Inc.; and President and director, GGD Resources Inc. (2006 to present). Mr. Peterson holds a Bachelor of Commerce (Honours) degree from Queen's University and a Bachelor of Laws degree from the University of Toronto.

Paul F. Saxton: Mr. Saxton is an independent director of the Company. He is a mining engineer who has been active in the mining industry since 1969, holding various mining positions including mining engineer, mine superintendent and executive positions for several Canadian mining companies. Most recently these include executive positions at Lincoln Gold Corp. (President and Chief Executive Officer, April 2004 to present), Pinnacle Mines Ltd. (Chairman and Chief Operating Officer, June 1995 to present), Doublestar Resources Ltd. (Chairman and Chief Operating Officer, January 2001 to July 2005), Standard Mining Corporation (President, June 1997 to July 2005) and Viceroy Resources Corp. (President, May 1996 to February 1998). Pinnacle Mines Ltd., Doublestar Resources Ltd. and Standard Mining Corporation are all publicly traded companies. In addition to holding a Bachelor of Science (Engineering) degree from Queen's University, Mr. Saxton also earned a Master of Business Administration from the University of Western Ontario.

Corporate Cease Trade Orders and Bankruptcies

To the Company's knowledge, other than as set out below, none of the directors or officers of the Company or a shareholder holding sufficient securities of the Company who could materially affect the control of the Company, is, or has been within the ten years before the date of this prospectus, a director or officer of any other company that, while such person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied such company access to any statutory exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

Bryan Morris, as Chief Financial Officer of Andean American Mining Corp. is subject to a cease trade order issued by the British Columbia Securities Commission on August 2, 2007 for that company's failure to file timely technical reports. Andean American Mining Corp.'s shares have been cease traded until the company re-files a 2006 technical report on its Invicta gold, silver and copper property, located in west-central Peru.

Penalties and Sanctions

To the Company's knowledge, none of the directors or officers of the Company or a shareholder holding sufficient securities of the Company who could materially affect the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court, or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the Company's knowledge, none of the directors or officers of the Company or a shareholder holding sufficient securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons has, within the ten years before the date of this prospectus been bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Conflicts of Interest

The Company's directors and officers are required by law to act honestly and in good faith with a view to the best interests of the Company. Subject to any limitations in the Company's constating documents, no agreement or transaction would be void or voidable only because it was made between the Company and one or more of its directors or by reason that such director was present at the meeting of directors that approved such agreement or transaction or that the vote or consent of the director is counted for the approval of such agreement or transaction. Subject to any limitations or provisions to the contrary in the constating documents of the Company, in order for an agreement or transaction between the Company and one or more of its directors to be valid, the relevant director or directors must disclose in good faith his or their interests in such agreement or transaction to the other directors not having a conflict of interest (or a sufficient number of directors to carry the resolution without counting the votes of the interested director(s)) and such other directors must vote in favour of the agreement or transaction. If all of the directors have a conflict of interest, the agreement or transaction must be authorized, approved or ratified by a resolution of shareholders in order to achieve statutory validity. An agreement or transaction between a director and the Company will be valid unless it can be shown that, at the time the agreement or transaction was authorized, it was unfairly prejudicial to one or more shareholders or the creditors of the Company. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.

To the best of the Company's knowledge, there are no known existing potential conflicts of interest among the Company, its directors, officers or other members of management of the Company as a result of their outside business interests as at the date hereof. However, certain of the directors and officers and other members of management serve as directors, officers, and members of management of other public resource companies. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of the Company.

The directors and officers of the Company have been advised of their obligations to act at all times in good faith in the interest of the Company and to disclose any conflicts to the Company if and when they arise. Persons considering the purchase of Units pursuant to the Offering under this prospectus must appreciate that they will be required to rely on the judgment and good faith of these persons in resolving any such conflicts of interest that may arise.

Committees of the Board of Directors

The board of directors has established the committees set forth below.

Audit Committee

The Audit Committee has been structured to comply with Canadian Multilateral Instrument 52-110 — Audit Committees ("MI 52-110"). The Audit Committee is comprised of Bryan Morris (Chair), Paul F. Saxton and Dennis H. Peterson. Each member of the Audit Committee is financially literate within the meaning of MI 52-110. In addition, each member is independent within the meaning of MI 52-110, with the exception of Dennis H. Peterson who may not be considered to be independent as a result of formerly acting as external Canadian legal counsel to the Company and receiving greater than $75,000 in compensation for such services during the last 12 months.

The Audit Committee oversees the accounting and financial reporting practices and procedures of the Company, and the audits of the Company's financial statements. The principal responsibilities of the Audit Committee include: (i) overseeing the quality and integrity of the internal controls and accounting procedures of the Company, including reviewing the Company's procedures for internal control with the Company's auditor and Chief Financial Officer; (ii) reviewing and assessing the quality and integrity of the Company's annual and quarterly financial statements and related management discussion and analysis, as well as all other material continuous disclosure documents, such as the Company's annual information form; (iii) monitoring compliance with legal and regulatory requirements related to financial reporting; (iv) reviewing and approving the engagement of the auditor of the Company and independent audit fees; (v) reviewing the qualifications, performance and independence of the auditor of the Company, considering the

auditor's recommendations and managing the relationship with the auditor, including meeting with the auditor as required in connection with the audit services provided by the Company; (vi) reviewing the Company's risk management procedures; (vii) reviewing any significant transactions outside the Company's ordinary course of business and any pending litigation involving the Company; and (viii) examining improprieties or suspected improprieties with respect to accounting and other matters that affect financial reporting.

Compensation and Nomination Committee

The Compensation and Nomination Committee is comprised of Paul F. Saxton (Chair), Bryan Morris and Dennis H. Peterson. Mr. Saxton and Mr. Morris are independent within the meaning of MI 52-110.

The Compensation and Nomination Committee oversees the remuneration, nomination and appointment policies and practices of the Company. The principal responsibilities of the Compensation and Nomination Committee include: (i) considering the Company's overall remuneration strategy and, where information is available, verifying the appropriateness of existing remuneration levels using external sources for comparison; (ii) comparing the nature and amount of the Company's directors' and executive officers' compensation to performance against goals set for the year while considering relevant comparative information, independent expert advice and the financial position of the Company, (iii) making recommendations to the board of directors in respect of director and executive officer remuneration matters, with the overall objective of ensuring maximum shareholder benefit from the retention of high quality board and executive team members; (iv) considering nominees for independent directors of the Company; and (v) planning for the succession of directors and executive officers of the Company, including appointing, training and monitoring senior management to ensure that the board of directors and management have appropriate skill and experience.

Corporate Governance Committee

The Corporate Governance Committee is comprised of Dennis H. Peterson (Chair), Bryan Morris and Paul F. Saxton. Mr. Morris and Mr. Saxton are independent within the meaning of MI 52-110.

The Corporate Committee oversees the Company's approach to corporate governance matters. The principal responsibilities of the Corporate Governance Committee include: (i) monitoring and overseeing the quality and effectiveness of the corporate governance practices and policies of the Company; (ii) adopting and implementing corporate communications policies and ensuring the effectiveness and integrity of communication and reporting to the Company's shareholders and the public generally; and (iii) administering the board of directors' relationship with the management of the Company.

EXECUTIVE COMPENSATION

The total direct compensation for the Company's executive officers comprises both a fixed component and an at-risk component. The at-risk component is composed of certain incentives. The compensation program aims to ensure total remuneration is competitive by market standards and links rewards with the short-term and long-term strategic goals and performance of the Company. On a going forward basis, the board of directors will establish the remuneration of the Chief Executive Officer (the "CEO") on the basis of a recommendation from the Compensation and Nomination Committee. The Compensation and Nomination Committee, based on the recommendation of the CEO, will establish the remunerations of executives reporting to the CEO, including their participation in incentive plans offered by the Company.

Summary Compensation Table

The table below sets forth all annual and long-term compensation for services rendered in all capacities to the Company for the fiscal period ended December 31, 2006 in respect of the CEO, the Chief Financial Officer (the "CFO") and each of the other three most highly compensated executive officers who were serving as executive officers at the end of the fiscal year ended December 31, 2006 and whose total salary and bonus exceeded Cdn.$150,000 (the "Named Executive Officers" or "NEOs").

NEO Name and Principal Position	Year	Annual Compensation Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Option Granted (# shares)	Restricted Shares or Restricted Share Units (US$)	All other compensation
Gil Atzmon	2006	—	100,000[1]	—	—	—	—
Michael A. Steeves	2006	—	50,000[2]	—	—	—	—
Kerry O. Beamish[3]	2006	—	—	—	—	—	10,000
Mark L. Greenwald[4]	2006	—	—	—	—	—	1,455[5]
Joe M. Britton	2006	—	—	—			

Notes:

(1) For the period from incorporation to December 31, 2006. Mr. Atzmon's consulting fee for 2007 is US$185,000. See "Employment and Consulting Agreements — Consulting Agreement with Gil Atzmon".

(2) For the period from incorporation to December 31, 2006. Mr. Steeve's annual salary for 2007 is US$160,000. See "Employment and Consulting Agreements — Employment Agreement with Michael A. Steeves".

(3) During the year 2006, the Company did not have a Chief Financial Officer or anyone acting in such capacity. Kerry O. Beamish was retained from February 1, 2007 until November 30, 2007. See "Employment and Consulting Agreements — Consulting Agreement with Kerry O. Beamish".

(4) For the period from incorporation to December 31, 2006. Mr. Greenwald's consulting fee for 2007 is US$160,000. See "Employment and Consulting Agreements — Consulting Agreement with Mark L. Greenwald".

(5) For the period from incorporation to December 31, 2006. Mr. Britton receives a consulting fee in the amount of US$60/hour. See "Employment and Consulting Agreements — Consulting Agreement with Joe M. Britton".

Employment and Consulting Agreements

Each of the current Named Executive Officers has a formal consulting or employment agreement with the Company, the material terms of which are set forth below.

Consulting Agreement with Gil Atzmon

On August 1, 2007, the Company entered into a five-year consulting agreement with Gil Atzmon pursuant to which Mr. Atzmon agreed to act as Chairman and Chief Executive Officer of the Company. In consideration for his services, Mr. Atzmon will receive an annual consulting fee of US$185,000, in addition to bonuses granted in accordance with his achievement of the performance objectives set initially by the board of directors (and by the Compensation and Nomination Committee going forward), as well as management incentives and stock options. Mr. Atzmon is also entitled to be reimbursed all reasonable out-of-pocket expenses (including but not limited to travel, office expenses, and insurance).

The Company may terminate the consulting agreement at any time, subject to the payment of a fee amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount. In the event of a termination for cause, however, Mr. Atzmon shall be paid a lump sum equal to one month of his yearly consulting fees.

Employment Agreement with Michael A. Steeves

On August 1, 2007, the Company entered into a five-year employment agreement with Michael A. Steeves pursuant to which Mr. Steeves agreed to act as President and Chief Operating Officer of the Company. In consideration for his services, Mr. Steeves will receive an annual salary of US$160,000 and is eligible to receive a bonus in accordance with his achievement of the performance objectives set initially by the board of directors (and by the Compensation and Nomination Committee going forward), as well as management incentives and stock options. Mr. Steeves is also entitled to the reimbursement of all reasonable out-of-pocket expenses and employment benefits.

The Company may terminate the employment agreement at any time, subject to the payment of a fee amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount. In the event of a termination for cause, however, Mr. Steeves would be entitled to a lump sum equal to one month of his yearly salary.

Employment Agreement with Ralf O. Langner

On December 1, 2007, the Company entered into a five-year employment agreement with Ralf O. Langner pursuant to which Mr. Langner agreed to act as Chief Financial Officer of the Company. In consideration for his services, Mr. Langner will receive an annual salary of US$150,000 and is eligible to receive a bonus in accordance with his achievement of the performance objectives set initially by the board of directors (and by the Compensation and Nomination Committee going forward), as well as management incentives and stock options. Mr. Langner is also entitled to the reimbursement of all reasonable out-of-pocket expenses and employment benefits.

The Company may terminate the employment agreement at any time, subject to the payment of a fee amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount. In the event of a termination for cause, however, Mr. Langner would be entitled to a lump sum equal to one month of his yearly salary.

Consulting Agreement with Kerry O. Beamish

On February 1, 2007, the Company entered into a services agreement with HRG Management Ltd. to provide certain office, administrative, accounting and related services, including the services of Kerry O. Beamish as Chief Financial Officer of the Company until November 30, 2007, in consideration for a monthly fee on Cdn.$3,100.

Consulting Agreement with Mark L. Greenwald

On August 1, 2007, the Company entered into a five-year consulting agreement with Mark L. Greenwald pursuant to which Mr. Greenwald agreed to act as Vice President and General Legal Counsel of the Company. In consideration for his services, Mr. Greenwald will receive an annual consulting fee of US$160,000.

With the exception of the job description and the amount of the annual consulting fee, the terms of the consulting agreement between the Company and Mr. Greenwald mirror those of the consulting agreement between the Company and Gil Atzmon, in terms of the bonus, the incentive stock option plans, and the termination of the agreement.

Consulting Agreement with Joe M. Britton

On August 1, 2007, the Company entered into a three-year consulting agreement with Joe M. Britton pursuant to which Mr. Britton agreed to act as Vice President of Exploration. In consideration for his services, Mr. Britton will receive a consulting fee in the amount of US$60/hour for consulting work done on behalf of the Company. In addition, management incentives, stock options and/or cash bonuses will be granted in accordance with his achievement of certain performance objectives set by the board of directors. Mr. Britton is also entitled to the reimbursement of all reasonable out-of-pocket expenses.

The Company may terminate the consulting agreement at any time, for cause or without cause, subject to a lump sum payment of a fee amounting to three months of the contract fee from the date of termination.

Stock Option Plan

The Company has established a stock option plan in order to provide incentive compensation to directors, officers, employees and consultants of the Company and its subsidiaries as well as to assist the Company and its subsidiaries in attracting, motivating and retaining qualified directors, management personnel and consultants. The purpose of the stock option plan is to provide additional incentive for participants' efforts to promote the growth and success of the business of the Company.

The stock option plan is administered by the Company's Compensation and Nomination Committee, which will designate, from time to time, the recipients of grants and the terms and conditions of each grant, in each case in accordance with applicable securities laws and stock exchange requirements. Stock options granted under the plan are non-transferable other than in accordance with the plan, must be exercised no later than 10 years after the date of the grant or such shorter period as determined by the Compensation and Nomination Committee, and are subject to the approval of any applicable regulatory authority. All options will terminate on the earlier of the expiry of their term and the date of termination of an optionee's employment, engagement or position, if terminated for cause; otherwise, they will terminate 90 days following termination.

Unless the Compensation and Nomination Committee determines otherwise, stock options issued by the Company are subject to a vesting schedule as follows: ⅓ after 90 days; ⅓ upon the first anniversary of grant; and ⅓ upon the 18th month anniversary of grant. The maximum number of Common Shares to be reserved for issuance to insiders of the

Company upon the exercise of stock options granted under the plan may not exceed 10% of the number of outstanding Common Shares at any given time. The maximum number of Common Shares that may be granted to any individual within a twelve month period cannot exceed 5% of the number of outstanding Common Shares. The number of Common Shares available for issuance upon the exercise of stock options granted under the plan will be equal to 10% of the number of issued and outstanding Common Shares at a given time.

Remuneration of Directors

The Company remunerates its directors, on an annual basis, as follows: (i) the Chairman of the board of directors who is not an executive officer receives a base fee of Cdn.$15,000; and (ii) each other director receives a base fee of Cdn.$12,000 per year. In addition, all directors are entitled to be reimbursed for reasonable expenses (including travel) incurred in connection with the attendance of committee or directors' meetings.

Directors (other than the Chairman) who chair a committee are entitled to additional compensation as follows: (i) Cdn.$10,000 to chair the Audit Committee; (ii) Cdn.$5,000 to chair the Corporate Governance Committee; and (iii) Cdn.$5,000 to chair the Compensation and Nomination Committee.

The directors who are also employees of the Company (or any of its subsidiaries) do not receive any compensation for serving as directors.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Company's directors, executive officers or senior officers, nor any associate of such director, executive officer or senior officer is indebted to the Company or has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any of its subsidiaries.

PLAN OF DISTRIBUTION

Pursuant to the Agency Agreement, the Company has appointed the Agents, as agents, to offer for sale up to 5,714,286 Units at the Offering Price for gross proceeds of up to Cdn.$10,000,000 on a best efforts basis, if, as and when issued and delivered by the Company to and accepted by the Agents, subject to the terms and conditions contained in the Agency Agreement. Each Unit will be comprised of one Common Share and one half of one Warrant, with each whole Warrant entitling the holder to purchase one Warrant Share at a price of Cdn.$2.25 per Warrant Share until the fifth anniversary of the Initial Closing Date.

The Offering Price was determined based on negotiations with the Agents. The Agents will receive a fee of 7% of the aggregate gross cash proceeds received from the sale of the Units. The Agents may form a sub-agency group including other qualified investment dealers and determine the fee payable to the members of such group, which fee will be paid by the Agents and not the Company.

It is expected that initial closing of the Offering will take place on or about December 19, 2007 or such other date as the Company and the Agents may agree. There will be no closing unless minimum gross proceeds of Cdn.$3,000,000 are raised pursuant to the Offering. If such gross proceeds are not raised, the Offering may not continue and the proceeds will be returned to subscribers unless the consent of the securities regulatory authorities and those who have subscribed for Units is obtained. If less than the maximum number of Units is issued on the Initial Closing Date, additional Units (up to the balance of the maximum Offering) may be issued at one or more subsequent closings at any time after the Initial Closing Date but not later than December 31, 2007.

The obligations of the Agents under the Agency Agreement are conditional and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

The Company has granted to the Agents the Over-Allotment Option, exercisable in whole or in part for a period of 30 days following the final closing of the Offering, to offer for sale an additional number of Units equal to up to 15% of the aggregate number of Units sold under this Offering, on the same terms and for the same Offering Price set forth above, in order to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, under the maximum Offering, the total "Price to the Public", "Agents' Fee" and "Net Proceeds to the Company" will be Cdn.$11,500,000, Cdn.$805,000 and Cdn.$10,695,000, respectively. This prospectus qualifies the grant of the Over-Allotment Option and the distribution of any Units issued and sold upon the exercise of the Over-Allotment Option.

The Units are being offered to the public under this prospectus in all of the provinces of Canada except Québec. There is currently no market through which the Common Shares or Warrants may be sold and purchasers may not be able to resell Common Shares and Warrants purchased under this prospectus. The TSX has conditionally approved the listing of the Common Shares and Warrants. Listing is subject to the Company fulfilling all of the requirements of the TSX on or before February 12, 2008, including the distribution of the Common Shares and Warrants to a minimum number of public securityholders.

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Subscription funds will be returned to subscribers without interest or deduction should the Offering not close. All funds received from the sale of the Units will be deposited and held in trust by the Agents pursuant to the terms of the Agency Agreement.

Pursuant to the Agency Agreement, the Company has agreed to indemnify the Agents, their affiliates, directors, officers, employees and agents against certain liabilities.

The Common Shares and Warrants comprising the Units and the Warrant Shares will not be registered under the U.S. Securities Act or any applicable state securities laws, and may not be offered or sold within the United States except in transactions exempt from the registration requirements of the U.S. Securities Act. The Agency Agreement, however, permits the Agents to offer and sell Units to certain institutional purchasers in the United States in certain transactions that are exempt from registration under the U.S. Securities Act. In addition, until 40 days after the commencement of the Offering, an offer or sale of Units within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if that offer or sale is made otherwise than in accordance with an applicable exemption from registration under the U.S. Securities Act. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the Units in the United States.

With respect to the United Kingdom, this prospectus is only being and may only be distributed and directed at (i) persons outside the United Kingdom; or (ii) persons in the United Kingdom who are U.K. Relevant Persons. The securities being offered hereunder are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, U.K. Relevant Persons. Any person in the United Kingdom who is not a U.K. Relevant Person should not act or rely on this prospectus or any of its contents.

Pursuant to policy statements of certain Canadian provincial securities commissions and the Universal Market Integrity Rules, the Agents may not, throughout the period of distribution, bid for or purchase Common Shares or Warrants for their own account or for accounts over which they exercise control or direction. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares or Warrants. These exceptions include bids or purchases permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by Market Regulation Services Inc. relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, the Agents may over-allot or effect transactions in Canada that stabilize or maintain the market price of the Common Shares or Warrants at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Except as disclosed in this prospectus, the Company has not made nor will it make any payments in cash, securities, or other consideration to a promoter, finder or any other person or company in connection with this Offering. The directors, officers and other insiders of the Company may participate in this Offering.

Lock-up Arrangements

Pursuant to the Agency Agreement, the Company has agreed for a period of 90 days following the closing of the Offering, not to, without the prior written consent of Raymond James Ltd. on behalf of the Agents, offer to sell, grant any option to purchase or otherwise dispose of (or announce any intention to do so) any securities of the Company, excluding an issuance of securities pursuant to the Stock Option Plan.

In addition, all of the Company's officers, directors and principal shareholders and their respective associates will be required, as a condition of closing of the Offering, to enter into lock-up agreements with Raymond James Ltd., on behalf of the Agents, which will provide that such officers, directors and principal shareholders and their associates will not, directly or indirectly, without the prior consent of Raymond James Ltd. on behalf of the Agents, sell, transfer, pledge, assign or otherwise dispose of any securities of the Company for a period of up 90 days following the Closing Date, except upon, among other things, the occurrence of a take-over bid or similar transaction involving a change of control of the Company.

RISK FACTORS

An investment in Units is speculative and subject to risks and uncertainties. The occurrence of any one or more of these risks or uncertainties could have a material adverse effect on the value of any investment in the Company and the business, prospects, financial position, financial condition or operating results of the Company. The risks noted below do not necessarily comprise all those faced by the Company. A prospective investor should carefully consider these risk factors, together with all of the other information included in this prospectus, including, without limitation, the historical financial statements and accompanying notes included in this prospectus and the information contained in the section entitled "Cautionary Statements Regarding Forward-Looking Information", before a decision to purchase Units is made.

Exploration Stage Operations

Operations at the Company's LIK property are subject to all of the risks normally incidental to the exploration for and the development of mineral properties. Mineral exploration and exploitation involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to avoid. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Company has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that commercial quantities of ore will be discovered. There is also no assurance that even if commercial quantities of ore are discovered, that a property will be brought into commercial production or that the funds required to exploit mineral reserves and resources discovered by the Company will be obtained on a timely basis or at all. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. The above factors are beyond the control of the Company. There can be no assurance that the Company's mineral exploration activities will be successful. In the event that such commercial viability is never attained, the Company may seek to transfer its property interests or otherwise realize value or may even be required to abandon its business and fail as a "going concern".

Exploration and Operation Risks

In common with other enterprises undertaking business in the mining sector, the Company's mineral exploration and project development activities are subject to conditions beyond the Company's control. The success of the Company will be dependent on many factors including: the discovery and/or acquisition of mineral reserves and mineral resources; the favourable conclusions to feasibility and other mining studies; access to adequate capital for project development and sustaining capital; design and construction of efficient mining and processing facilities within capital expenditure budgets; the securing and maintaining of title to tenements; obtaining permits, consents and approvals necessary for the conduct of exploration and potential mining operations; complying with the terms and conditions of all permits, consents and approvals during the course of exploration and mining activities; access to competent operational management and prudent financial administration, including the availability and reliability of appropriately qualified employees, contractors and consultants; the ability to procure major equipment items and key consumables in a timely and cost-effective manner; the ability to access full power supply; and the ability to access road and port networks for shipment of lead concentrate.

There can be no assurance that the Company will be able to complete development of its mineral project at all or on time or on budget due to, among other things, and in addition to those factors described above, changes in the economics of the mineral projects, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support the Company's operations. Should any of these events occur, it would have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Mineral Resources are Imprecise Estimates

The mineral resources figures presented herein are historical and were made by previous permit holders' personnel and independent geologists. These estimates date back to 1985, are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the

author of the Technical Report was not able to verify the accuracy of the sampling method or the security of the samples on the basis of which the historical resources estimates are based. There can be no assurance that these estimates are accurate, or that this mineralization could be mined or processed profitably. If the Company encounters mineralization or formations different from those predicted by past drilling, sampling and similar examinations, mineral resource estimates may have to be adjusted in a way that might adversely affect the Company's operations. The inclusion of mineral resource estimates should not be regarded as a representation that these amounts can be economically exploited and no assurances can be given that such resource estimates will be converted into reserves.

Significant drilling work will have to be conducted in order to convert the historical resource estimates set out herein into NI 43-101 mineral resources estimates. Any zinc, lead and silver exploration program entails risks relating to the location of ore bodies that are economically viable to mine, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, licenses and consents and the construction of mining and processing facilities at any site chosen for mining. No assurance can be given that any exploration program will result in the discovery of new reserves or resources or that the expansion of existing resources will be successful.

Additional Funding and Dilution

If the Company's exploration programs are successful, additional funds will be required in order to complete the development of its properties. The only sources of future funds presently available to the Company are the sale of additional equity capital or the entering into of joint venture arrangements or other strategic alliances in which the funding sources could become entitled to an interest in the properties or the projects. The Company's capital resources are largely determined by the strength of the junior resource market and by the status of the Company's projects in relation to these markets, and its ability to compete for investor support of its projects.

Issuances of additional securities, including pursuant to the exercise of the Broker Warrants and Warrants, will result in a dilution of the equity interests of any person who may become a holder of Common Shares as a result of or subsequent to the Offering.

In order to exercise the option pursuant to the LIK Block Agreement, the Company must spend the Required Expenditure Amount prior to 2018. The Required Expenditure Amount is currently estimated to be approximately US$40,000,000. Accordingly, the exact amount the Company is required to spend is uncertain and the longer the duration of time over which such expenditures are made, the greater the potential variability in this spending obligation. See "Business of the Company — LIK Block Agreement with Teck American".

There is no assurance that the Company will be successful in raising sufficient funds to meet its obligations or to complete all of the currently proposed exploration programs. If the Company does not raise the necessary capital to meet its obligations under current contractual obligations, the Company may have to forfeit its interest in properties or prospects earned or assumed under such contracts. In addition, if the Company does not raise the funds to complete the currently proposed exploration programs, the viability of the Company could be jeopardized.

Permits and Government Regulation

Although the Company believes it has all of the necessary permits to carry out the proposed exploration programs, the operations of the Company may require licenses and permits from time to time from various governmental authorities to carry out exploration and development at its projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company or its joint venture partner will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company or its joint venture partner from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities. In addition, the requirements applicable to sustain existing permits and licenses may change or become more stringent over time and there is no assurance that the Company or its joint venture partner will have the resources or expertise to meet its obligations under such licenses and permits.

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment, historical and archaeological sites and endangered and protected species of plants and animals. Although the exploration activities of the Company are currently carried out in material compliance with all applicable rules and

regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration or development. New rules and regulations may be enacted or existing rules and regulations may be applied to the operations and activities of the Company and could have a substantial adverse impact on the Company.

In the United States, Congress has considered a number of proposed amendments to the *General Mining Law of 1872*. If adopted, such amendments could, among other things, substantially increase the cost of holding unpatented mining claims, impair the ability of companies to develop mineral resources on unpatented mining claims and impose royalties on production from unpatented mining claims. The effects, if any, of any such amendments on the Company and its operations cannot be determined at this time.

Property Interests

The ability of the Company to carry out successful mineral exploration and development activities and mining operations will depend on a number of factors. The Company has to fulfil certain obligations with respect to maintaining title to its LIK property. No guarantee can be given that the Company will be in a position to comply with all such conditions and obligations. Furthermore, while it is common practice that permits and licenses may be renewed or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal or a transfer will be granted to the Company or, if they are granted, that the Company will be in a position to comply with all conditions that are imposed.

There can be no assurance that the Company's rights to the LIK property are valid and exist as set out in this prospectus and will not be challenged by third parties claiming an interest in the property. The LIK property may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects or governmental actions.

The Company's property interest is also subject to the LIK Block Agreement. To maintain its rights under such agreement, the Company is required to expend certain amounts of funds on the property and to maintain the property by paying government claim and other fees. If the Company fails to make these payments or fails to maintain the property in good standing, the Company may lose its right to such property and forfeit any funds expended to such time.

Acquisition of Additional Mineral Properties

There is no assurance that the Company will be able to acquire, or acquire interests in, other mineral properties of merit, whether by way of option or otherwise.

Limited Operating History

The Company was recently incorporated and therefore does not have a track record or operating history upon which investors may rely. The historical financial statements of the Company included in this prospectus are based upon the historical results and are not necessarily indicative of what the consolidated financial position, operating results and cash flows would have been had the Company been a separate, publicly-traded company during those periods with NI 43-101 compliant mineral resources.

Environmental Regulation

The Company's activities are subject to environmental laws and regulations which may materially adversely affect its future operations. These laws and regulations control the exploration and development of the LIK property and their effects on the environment, including air and water quality, mine reclamation, waste handling and disposal, the protection of different species of plant and animal life, and the preservation of lands. These laws and regulations will require the Company to acquire permits and other authorizations for certain activities. There can be no assurance that the Company will be able to acquire such necessary permits or authorizations on a timely basis, if at all.

Further, environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

The Company is not currently insured against most environmental risks. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy.

Key Management

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company's success. The Company has not purchased any "key-man" insurance with respect to any of its directors, officers or key employees and has no current plans to do so.

Conflicts of Interest

Certain directors and officers of the Company are or may become associated with other natural resource companies that may give rise to conflicts of interest. The directors and most of the officers of the Company have either other full-time employment or other business or time restrictions placed on them and accordingly, the Company will not be the only business enterprise of these directors and officers.

Title to Properties

Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Company has investigated the title to the LIK property for which it holds concessions or other mineral leases or licenses or in respect of which it has a right to increase its interest, the Company cannot give an assurance that title to such properties will not be challenged or impugned. The Company can never be certain that it or the parties with which it has concluded option agreements will have valid title to relevant mineral properties. Mineral properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers under foreign law are often complex. The Company does not carry title insurance on its properties. A successful claim that the Company or one of the parties with which it has concluded an option agreement does not have title to a property could cause the Company to lose its rights to that property, perhaps without compensation for its prior expenditures relating to the property.

Infrastructure

Development and exploration activities depend on adequate infrastructure, including reliable roads, power sources, water supply and port (including storage) facilities. The Company's inability to secure adequate water, power resources or appropriate port (including storage) facilities, as well as other events outside of its control, such as unusual weather, sabotage, government or other interference in the maintenance or provision of such infrastructure, could adversely affect the Company's operations and financial condition.

There is no assurance that the State of Alaska will permit the Company to construct a 13 mile road from the Red Dog road to the LIK property or that port (including storage) facilities will be obtained. Although the Company believes all necessary permits can be obtained under applicable laws, should the Company be prevented from constructing the 13 mile road then the ability to ship ore from the LIK property on an economic basis will not be possible.

Foreign Political Risk

The LIK property is located in the United States and, as such, a substantial portion of the Company's business is exposed to various degrees of political, economic and other risks and uncertainties. The Company's operations and investments may be affected by local political and economic developments, including expropriation, nationalization, invalidation of governmental orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions, including rock bursts, cave-ins, fires, flooding, earthquakes and other environmental occurrences may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such

liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

The Company has implemented comprehensive safety and environmental measures designed to comply with or exceed government regulations and ensure safe, reliable and efficient operations in all phases of its operations. The Company maintains liability and property insurance, where reasonably available, in such amounts it considers prudent. The Company may become subject to liability for hazards against which it cannot insure or which it may elect not to insure against because of high premium costs or other reasons.

Commodity Prices

The profitability of the Company's operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, rate of inflation, world supply of mineral commodities, consumption patterns, sales of zinc, lead and silver, forward sales by producers, production, industrial and consumer demand, speculative activities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The prices of commodities are affected by numerous factors beyond the Company's control.

Competition

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. Competition in the mining industry could adversely affect the Company's prospects for mineral exploration in the future.

Recent increases in commodity prices have encouraged increases in exploration, development and construction activities, which have resulted in increased demand for, and cost of, exploration, development and construction services and equipment (including mining fleet equipment). Increased demand for services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and could increase potential scheduling difficulties and costs due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs or result in project delays or both. Any such material increase in costs would adversely affect the Company's results of operations and financial condition.

Discretion in the Use of Net Proceeds

The Company intends to use the net proceeds from this Offering as set forth under the heading "Use of Proceeds". The Company maintains broad discretion to spend the proceeds in ways that it deems most efficient. The application of the proceeds to various items may not necessarily enhance the value of the Common Shares and Warrants. The failure to apply the net proceeds as set forth in this prospectus and other financings could adversely affect the Company's business and consequently, could adversely affect the price of the Common Shares or the Warrants on the open market.

Expected Continued Operating Losses

The Company has no operating history and there can be no assurance that the Company will ever be profitable. The Company has experienced losses from operations for each of the year ended December 31, 2006 and the nine months ended September 30, 2007. The Company expects to incur losses, and possibly incur increased losses, in the foreseeable future. There is no guarantee that the Company will be able to reverse the operating losses or that the Company will ever be consistently profitable.

No History of Dividends

The Company has never paid a dividend on its Common Shares and does not expect to do so in the foreseeable future. Any future determination to pay dividends will be at the discretion of the board of directors and will depend upon the capital requirements of the Company, results of operations and such other factors as the board of directors considers relevant. Accordingly, it is likely that investors will not receive any return on their investment in the Common Shares other than possible capital gains.

Litigation Risk

All industries, including the mining industry, are subject to legal claims, with and without merit. Defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which the Company may become subject could have a material effect on our financial position, results of operations or the Company's mining and project development operations.

Foreign Currency Risk

A substantial portion of the Company's expenses are now, and are expected to continue to be, incurred in United States dollars. The Company's business will be subject to risks typical of an international business including, but not limited to, differing tax structures, regulations and restrictions and general foreign exchange rate volatility. The Company's financial results are reported in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may have a material adverse effect on the Company's business, financial condition and results of operations and could result in losses from currency exchange rate fluctuations. The Company does not actively hedge against foreign currency fluctuations.

Lack of Trading History of the Common Shares and Warrants

The Common Shares and Warrants have no history of trading. There can be no assurance that an active and liquid trading market will develop for the Common Shares and/or Warrants on any securities exchange upon which the Common Shares and/or Warrants, may be listed, the failure of which may have a material and adverse impact on the value of the Common Shares and/or Warrants, and on the ability of a purchaser to dispose of the Common Shares and/or Warrants in a timely manner, or at all.

In addition, securities markets have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the Company's securities after the Offering, and the market price of the securities may decline below the Offering Price. As a result of this volatility, investors may not be able to sell their Common Shares and Warrants at or above the Offering Price. In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm our profitability and reputation.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Company, and McCarthy Tétrault LLP, counsel to the Agents, the following is, as of the date of this prospectus, a summary of the principal Canadian federal income tax considerations under the *Income Tax Act* (Canada) (the "Tax Act") generally applicable to holders of Common Shares and Warrants acquired under the Offering and Warrant Shares who, at all relevant times, are or are deemed to be resident in Canada for purposes of the Tax Act. This summary only applies to holders who, for the purposes of the Tax Act: (i) deal at arm's length and are not affiliated with the Company; (ii) are not "financial institutions" as defined in the Tax Act for purposes of the mark-to-market rules; (iii) are not "specified financial institutions" as defined in the Tax Act; (iv) are not holders of an interest which is a "tax shelter investment" as defined in the Tax Act; and (v) hold their Common Shares (including Warrant Shares) and Warrants as capital property (a "Holder"). Common Shares (including Warrant Shares) and Warrants will generally be "capital property" to a holder unless they are held in the course of carrying on a business of trading or dealing in securities or have been acquired in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders who are resident in Canada for purposes of the Tax Act and who might not otherwise be considered to hold their Common Shares and Warrant Shares as capital property may, in certain circumstances, be entitled to have them and all other "Canadian securities" owned or subsequently acquired by the holder treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such election is not available in respect of Warrants.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the "Regulations") in force as of the date hereof, all specific proposals (the "Proposed Amendments") to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof and our understanding of the current published administrative and assessing practices of the Canada Revenue

Agency ("CRA"). No assurance can be given that the Proposed Amendments will be enacted in their current proposed form, if at all. This summary does not take into account or anticipate any other changes to the law, whether by legislative, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. Therefore, holders should consult their own tax advisors with respect to their particular circumstances.

Allocation of Purchase Price

Purchasers under the Offering will be required to allocate the purchase price of each Unit between the Common Share and the one-half of one Warrant on a reasonable basis in order to determine their respective costs for purposes of the Tax Act. The Company intends to allocate $1.23 of the issue price of each Unit as consideration for the issue of each Common Share and $0.52 for the issue of each one-half of one Warrant. Although the Company believes such allocation is reasonable, such allocation will not be binding on the CRA.

Exercise or Expiry of Warrants

A Holder will not realize a capital gain or loss upon the exercise of a Warrant. The Holder's cost of Warrant Shares acquired by exercising Warrants will be equal to the aggregate of the Holder's adjusted cost base of the Warrants exercised plus the exercise price paid for the Warrant Shares. The Holder's adjusted cost base of the Warrant Shares so acquired will be determined by averaging the cost of those Warrant Shares with the adjusted cost base (determined immediately before the acquisition of the Warrant Shares) of all other Common Shares held as capital property by such Holder at the time of acquisition.

In the event of the expiry of an unexercised Warrant, the Holder will realize a capital loss equal to the Holder's adjusted cost base of such Warrant.

Disposition of Common Shares and Warrants

A disposition or deemed disposition by a Holder of a Common Share (including a Warrant Share) or a Warrant (other than a disposition arising on the exercise or expiry of a Warrant) will generally give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than such Holder's adjusted cost base of the Common Shares or Warrant. The tax treatment of capital gains and losses is discussed in greater detail below under the sub-heading "Capital Gains and Capital Losses".

Capital Gains and Capital Losses

One-half of any capital gain will be included in income as a taxable capital gain and one-half of any capital loss may normally be deducted as an allowable capital loss against taxable capital gains realized in the year of disposition. Any unused allowable capital losses may be applied to reduce net taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to the provisions of the Tax Act in that regard.

The amount of any capital loss realized on the disposition or deemed disposition of Common Shares (including Warrant Shares) by a Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstances described by the Tax Act. Similar rules may apply where a Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares or that is itself a member of a partnership or a beneficiary of a trust that owns such shares.

A Holder that is throughout the relevant taxation year a Canadian controlled private corporation also may be liable to pay an additional refundable tax of 6⅔% on its "aggregate investment income" for the year which will include taxable capital gains. This refundable tax generally will be refunded to a corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Holders who are individuals (other than certain trusts) may be subject to alternative minimum tax in respect of realized capital gains.

Dividends

Dividends received or deemed to be received on the Common Shares (including Warrant Shares) will be included in computing the Holder's income as taxable dividends received from a taxable Canadian corporation. In the case of an

individual Holder such dividends will be subject to the gross-up and dividend tax credit rules that apply in respect of taxable dividends received from taxable Canadian corporations including the enhanced dividend tax credit in respect of "eligible dividends" designated as such by the Company to a Holder.

Dividends received by a Holder that is a corporation on the Common Shares (including Warrant Shares) must be included in computing its income but generally will be deductible in computing its taxable income. A Holder that is a private corporation (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a 33⅓% refundable tax under Part IV of the Tax Act on dividends to the extent such dividends are deductible in computing taxable income. This refundable tax generally will be refunded to a corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Holders who are individuals (other than certain trusts) may be subject to alternative minimum tax in respect of dividends received or deemed to be received on the Common Shares.

PROMOTER

Gil Atzmon, the Chairman and Chief Executive Officer of the Company, took the initiative in founding and organizing the Company's business and affairs and accordingly may be considered to be a promoter of the Company within the meaning of applicable securities regulation. Information concerning Mr. Atzmon's ownership of Common Shares is set out under "Principal Shareholders". Mr. Atzmon is not selling any Common Shares pursuant to the Offering. Immediately following the completion of the Offering (assuming the maximum Offering, and after giving effect to the issuance of the aggregate of 22,775,900 Common Shares underlying the Special Warrants outstanding as at the date hereof but prior to the exercise of the Over-Allotment Option), Mr. Atzmon will hold 10.43% of the issued and outstanding Common Shares.

LEGAL PROCEEDINGS

The Company is not subject to any legal proceedings material to the Company to which the Company or any of its subsidiaries is a party or of which any of the Company's properties is the subject matter and no such proceedings are known to the Company to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than the interests of certain directors, officers and shareholders of the Company as described elsewhere in this prospectus, none of the directors or officers of the Company, nor any associate or affiliate thereof, has had a direct or indirect material interest in any transaction within the three years prior to the date hereof or proposed transaction which has materially affected or will materially affect the Company.

RELATED PARTY TRANSACTIONS

Other than as disclosed in this prospectus and the financial statements which form a part of this prospectus, the Company has not entered into any material transactions with any related party.

AUDITORS, TRANSFER AGENT AND REGISTRAR, WARRANT AGENT

The auditors of the Company are PricewaterhouseCoopers LLP, located at 7th Floor, 250 Howe Street, Vancouver, British Columbia, V6C 3S7. The auditors are independent of the Company.

The Company will retain Olympia Transfer Services Inc., in Toronto, Ontario to act as registrar and transfer agent for the Common Shares.

The Warrant Agent for the Warrants is Olympia Transfer Services Inc., in Toronto, Ontario.

MATERIAL CONTRACTS

The following are the material contracts of the Company, other than contracts entered into in the ordinary course of business that were entered into within the two years before the date of this prospectus or will be entered into at or prior to the closing of the Offering:

(a) LIK Block Agreement;

(b) GCO Assignment Agreement;

(c) the Agency Agreement referred to under "Plan of Distribution";

(d) the Escrow Agreement referred to under "Escrowed Securities"; and

(e) the Warrant Indenture referred to under "Description of Share Capital and Securities to be Distributed — Warrants".

The material contracts described above and once entered into, together with the Technical Report and any other documents regarding the Company referred to in this prospectus, may be inspected at the offices of the Company's Canadian counsel, Fasken Martineau DuMoulin LLP, Suite 4200, 66 Wellington Street West, Toronto, Ontario, M5K 1N6 during normal business hours during the period of the distribution of the securities hereunder, or they may be viewed on the Internet at www.sedar.com.

EXPERTS

Certain information in this prospectus of an economic, scientific or technical nature in respect of the Company's mining project are based upon the Technical Report. The author of the Technical Report is a "qualified person" for purposes of NI 43-101. Scott Wilson RPA is independent of the Company, as is the author of the Technical Report within the meaning of NI 43-101.

The author of the Technical Report has reviewed the information in this prospectus which relates to information contained in the Technical Report and has confirmed to the Company that the information presented is an accurate, balanced and complete extract of information covered in the Technical Report.

LEGAL MATTERS

In connection with this Offering, certain legal matters relating to the issue and sale of the Units will be passed upon by Fasken Martineau DuMoulin LLP on behalf of the Company and by McCarthy Tétrault LLP on behalf of the Agents. The partners and associates of each firm are expected to own less than one percent of the Common Shares upon the closing of the Offering.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt, or deemed receipt, of a prospectus and any amendment thereto. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some provinces and territories, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

ZAZU METALS CORPORATION

Interim Financial Statements
September 30, 2007
(in US Dollars)
(unaudited)

ZAZU METALS CORPORATION
(An Exploration Stage Company)

Consolidated Balance Sheet

	September 30, 2007	December 31, 2006
	In U.S. dollars (unaudited)	
ASSETS		
Current assets		
Cash and cash equivalents (Note 8)	$ 7,754,050	$10,511,517
Advances and prepaids	218,135	—
Receivables	65,558	62
	8,037,743	10,511,579
Deferred costs (Note 4)	—	60,000
Equipment (Note 12)	320,211	—
Mineral properties (Note 9)	21,271,679	—
	$29,629,633	$10,571,579
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 584,634	$ 295,567
Due to related party (Note 5)	45,386	60,000
	630,020	355,567
SHAREHOLDERS' EQUITY		
Capital stock (Note 3)	463,584	5,000
Special Warrants (Note 3)	28,114,561	10,048,475
Contributed Surplus (Note 3)	674,472	319,983
Deficit	(253,004)	(157,446)
	28,999,613	10,216,012
	$29,629,633	$10,571,579

Subsequent events — Note 13

Approved by the Board of Directors

(Signed) "GIL ATZMON"
Gil Atzmon
Director

(Signed) "MICHAEL A. STEEVES"
Michael A. Steeves
Director

The accompanying notes are an integral part of these financial statements

ZAZU METALS CORPORATION
(An Exploration Stage Company)

Interim Consolidated Statements of Loss, Comprehensive Loss and Deficit
For the Three and Nine Months Ended September 30, 2007

	Three Months Ended September 30, 2007	Nine Months Ended September 30, 2007
	In U.S. dollars (unaudited)	
Expenses		
Consulting	$ 77,450	$ 137,450
Salaries and benefits	45,598	112,671
Professional fees	28,506	92,392
Travel	14,011	35,990
Investor and shareholder relations	1,384	29,705
Office administration	17,574	28,218
Insurance	9,469	15,344
Rent	9,130	12,233
Incorporation costs	—	5,367
Regulatory fees	58	3,720
Bank charges	172	598
Amortization	471	471
Foreign exchange gain	(24,693)	(31,922)
Loss before other item	179,130	442,237
Other Items		
Interest income	(101,567)	(346,679)
Net loss and comprehensive loss for the period	(77,563)	(95,558)
Deficit, Beginning of the Period	(175,441)	(157,446)
Deficit, End of the Period	$ (253,004)	$ (253,004)
Basic and Diluted Loss per share (Note 2d)	$ 0.00	$ 0.00
Weighted average number shares outstanding	27,951,551	20,417,405

The accompanying notes are an integral part of these financial statements

ZAZU METALS CORPORATION
(An Exploration Stage Company)

Interim Consolidated Statements of Cash Flows
For the Three and Nine months Ended September 30, 2007

	Three months Ended September 30, 2007	Nine months Ended September 30, 2007
	In U.S. dollars (unaudited)	
Cash was provided by (used in):		
Operating activities		
Loss for the period	$ (77,563)	$ (95,558)
Depreciation	471	471
	(77,092)	(95,087)
Receivables	(63,467)	(65,496)
Prepaids & advances	(44,744)	(218,135)
Accounts payables	393,513	289,067
Advance from (repayment to) related party	(23,273)	45,386
Net cash provided by (used in) operating activities	184,937	(44,265)
Financing activities		
Shares issued for cash	258,584	358,584
Special warrants issued for cash	1,437,625	20,082,825
Special warrants issuance costs	(114,166)	(1,562,250)
Net cash provided by (used in) financing activities	1,582,043	18,879,159
Investing Activities		
Deferred exploration costs incurred	(898,348)	(984,740)
Purchase of equipment	(331,527)	(331,527)
Property acquisition	(27,575)	(20,276,094)
Net cash provided by investing activities	(1,257,450)	(21,592,361)
(Decrease) increase in cash	509,530	(2,757,467)
Cash, Beginning of the Period	7,244,520	10,511,517
Cash, End of the Period	$ 7,754,050	$ 7,754,050
Cash position consists of:		
Bank	$ 1,165,420	$ 1,165,420
Term deposits	6,588,630	6,588,630
Cash, end of the Period	$ 7,754,050	$ 7,754,050

Supplementary Cash Flow Information — Note 6

The accompanying notes are an integral part of these financial statements

ZAZU METALS CORPORATION
(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements
September 30, 2007
In US Dollars
(unaudited)

1. Nature of Operations

Zazu Metals Corporation (the "Company") is a Canadian company which is engaged in the acquisition and exploration of mineral properties. The Company was incorporated by a Certificate of Incorporation issued pursuant to the provisions of the Canada Business Corporations Act on November 29, 2006.

The Company incorporated Zazu Metals (Alaska) Corporation ("Zazu Alaska"), a subsidiary of the Company, in the State of Alaska, United States on January 18, 2007.

The Company is currently exploring a mineral exploration property located in the State of Alaska, United States (see note 9).

2. Significant Accounting Policies

a) Basis of presentation

These financial statements are presented in accordance with generally accepted accounting principles ("GAAP") applicable in Canada. As the Company was incorporated on November 29, 2006, there are no comparative numbers for the three and nine month periods ended September 30, 2007.

b) Fiscal Period

The Company's fiscal year-end is December 31.

c) Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from these estimates.

d) Loss per share

Basic earnings (loss) per share is computed by dividing income (or loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents are reflected in diluted earnings per share by application of the treasury stock method.

e) Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

f) Foreign currency translation

The Company's functional and reporting currency is the US dollar. The Company is based in Canada and its Canadian dollar accounts are re-measured into US dollars using the temporal method as follows:

i) Monetary items at the rate prevailing at the balance sheet date;

ii) Non-monetary items at the historical exchange rate;

iii) Revenue and expense are translated at the average exchange rates in effect during applicable accounting periods except depreciation and amortization which are translated at historical rates;

iv) Exchange gains and losses on foreign currency translation are included in operations for the period.

g) Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

h) Financial instruments

Financial assets, except those classified as held to maturity, and derivative financial instruments are measured at fair value. All financial liabilities are measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. All investments are to be designated as available for sale. As at the period end the financial liabilities are measured at cost and the Company held no investments.

i) Comprehensive income/loss

Comprehensive income/loss is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders. Other comprehensive income includes the holding gains and losses from available for sale securities which are not included in net earnings (loss) until realized. As at the period end no amounts were recorded in the comprehensive income/loss.

j) Fair value of Financial Instruments

Financial instruments include cash and cash equivalents, receivables and accounts payable and accrued liabilities. The fair value of arms-length financial instruments approximates their carrying value due to their short-term maturity.

k) Risk management

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly. The Company is at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations.

The Company is not exposed to significant credit concentration risk. The Company is not exposed to significant interest rate risk.

The Company operates in foreign jurisdictions, giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk

l) Asset Retirement Obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at the period end, the Company had no asset retirement obligations.

m) Deferred Costs

Cost related to locating and evaluating property acquisitions are deferred until an agreement has been entered into by the Company. The deferred costs are then reallocated to mineral properties. If no agreement is entered into, the deferred costs are expensed as property investigation costs.

n) Variable Interest Entities

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 "Consolidation of Variable Interest Entities", to harmonize the Guideline with the equivalent Financial Accounting Standards Board (FASB) Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("VIE"). The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them.

The Company does not currently have any VIE's for the period ending September 30, 2007.

o) Share Capital

i. The proceeds from the exercise of stock options or warrants are recorded as share capital.

ii. Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

iii. The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rata basis on relative fair values as follows: the fair value of the common shares is based on the market close on the date the units are issued and the fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

p) Asset impairment

The Company performs impairment tests on its property, plant and equipment when events or changes in circumstance indicate that the carrying value of an asset may not be recoverable. These tests compare expected undiscounted future cash flows from these assets to their carrying values. If shortfalls exist, assets are written down to the discounted value of the future cash flows based on the Company's average cost of borrowing.

q) ***Amortization***

Amortization is recorded on the declining balance at the following annual rates:

Computer equipment	45%
Exploration equipment	30% or 5 years straight-line
Furniture and equipment	20%

One half of the normal rate is recorded in the year of acquisition.

3. Capital Stock

Details are as follows:

a) ***Common shares***

Authorized:

Unlimited Common shares ("Common Shares")

Unlimited Special Voting Shares ("Special Voting Shares")

Common shares issued and outstanding	Number	Amount
Common shares issued for cash pursuant to private placement	5,000,000	$ 5,000
Balance, December 31, 2006	5,000,000	5,000
Shares issued for cash	251,571	365,249
Shares issued upon exercise of 2006 special warrants	100,000	100,000
Share issuance costs	—	(6,665)
Balance, September 30, 2007	5,351,571	$463,584

The Company completed a founder's private placement on December 18, 2006. The Company issued 5,000,000 Common Shares at $0.001 per share for total proceeds of $5,000.

The Company issued 100,000 Common Shares to a holder of 100,000 2006 Special Warrants (defined in paragraph 3(b) below) upon exercise in accordance with the terms thereof.

During the period ended June 30, 2007, the Company issued 100,000 Common Shares at $1.00 per share.

On August 27, 2007, the Company issued 151,571 common shares to subscribers including directors and officers of the Company at a subscription price of $1.75 per share for gross proceeds of $265,249 measured at the exchange rate on the date of receipt of funds.

b) ***Special warrants:***

	Special Warrants	
Issued:	**Outstanding**	**Amount**
Special warrants issued for cash pursuant to private placement	11,400,000	$11,400,000
Fair value of broker warrants	—	(319,983)
Special warrant issuance costs	—	(1,031,542)
Balance, December 31, 2006	11,400,000	10,048,475
Special warrants issued for cash pursuant to private placement	11,475,900	20,082,825
Exercise of 2006 Special Warrants	(100,000)	(100,000)
Fair value of broker warrants	—	(354,489)
Special warrant issuance costs	—	(1,562,250)
Balance, September 30, 2007	22,775,900	$28,114,561

The Company completed the first tranche of a private placement on June 28, 2007, issuing a total of 10,654,400 special warrants (the "2007 Special Warrants") at $1.75 per 2007 Special Warrant for gross proceeds of $18,645,200. The Company also issued 532,720 broker special warrants with a fair value of $329,112 (note 3d) (the "2007 Broker Special Warrants") and paid a 7% commission in the amount of $1,305,164 and $142,920 in legal fees and other costs for total cash offering costs of $1,448,084 and net proceeds of $17,197,116.

The proceeds of such private placement were held in escrow and released concurrently with the completion (and in order to allow the completion) of the Company's acquisition of the entire 50% interest of GCO Minerals Company ("GCO") in the LIK property and the LIK Block Agreement.

The Company completed the second tranche of a private placement, on July 5, 2007, issuing a further 821,500 2007 Special Warrants at $1.75 per 2007 Special Warrant for gross proceeds of $1,437,625. The Company also issued a further 41,075 2007 Broker Special Warrants with a fair value of $25,376 and paid a 7% commission in the amount of $100,634 and $13,532 in legal fees and other costs for total cash offering costs of $114,166 and net proceeds of $1,323,459.

The Company completed a private placement on December 20, 2006, issuing a total of 11,400,000 special warrants (the "2006 Special Warrants") at $1.00 per 2006 Special Warrant for gross proceeds of $11,400,000. The Company also issued 906,400 broker special warrants (Note 3d) (the "2006 Broker Special Warrants") and paid an 8% commission to the agent in the amount of $906,400 and $125,142 in legal fees and other costs for total cash offering costs of $1,031,842 and net proceeds of $10,368,458.

The proceeds of such private placement were held in escrow subject to conditions which included, among other things, that the Company be in a position to enter into an exploration and option agreement with GCO (the "GCO Exploration and Option Agreement"). Such escrow conditions were satisfied, and the proceeds of the private placement were released, on February 26, 2007.

Each 2007 Special Warrant is exercisable, for no additional consideration, for one Common Share (subject to adjustment as described below) at any time until an automatic exercise date of the earlier of (i) the date of completion by the Company of a Liquidity Event (as defined below) and (ii) June 28, 2012 (being the fifth anniversary of the initial issue of the 2007 Special Warrants). Any 2007 Special Warrants not exercised by such date will be automatically exercised on such date.

Each 2006 Special Warrant is exercisable, for no additional consideration, for one Common Share (subject to adjustment as described below) at any time until an automatic exercise date of the earlier of (i) the date of completion by the Company of a Liquidity Event (as defined below) and (ii) December 20, 2011 (being the fifth anniversary of the issue of the 2006 Special Warrants). Any 2006 Special Warrants not exercised by such date will be automatically exercised on such date.

For purposes of both the 2006 Special Warrants and the 2007 Special Warrants, a "Liquidity Event" means the completion by the Company of either (i) a distribution to the public of Common Shares pursuant to a prospectus and the concurrent listing of the Common Shares on a recognized Canadian exchange or (ii) another transaction as a result of which all outstanding Common Shares, or securities of another issuer issued in exchange for all outstanding Common Shares, are traded on a recognized exchange and are freely tradable (subject to any applicable control block restrictions).

In addition to customary adjustments for subdivisions, consolidations or other such changes in the Common Shares, the Special Warrants provide for the following adjustments to the exchange ratio (currently one Common Share per Special Warrant) for the Special Warrants:

(a) In the event that the Company does not complete a Liquidity Event by the applicable deadline, the Special Warrants of the subject class will become subject to a conversion rate increase of a further 0.1 Common Shares effective as of the deadline date and thereafter a further 0.1 Common Shares for each month prior to completion of a Liquidity Event. The deadline for each class of Special Warrants is the first anniversary of its initial issue date (being December 20, 2007 in respect of the 2006 Special Warrants, and being June 28, 2008 in respect of the 2007 Special Warrants).

(b) The Special Warrants entitle the holders to be issued additional Common Shares upon exercise of the Special Warrants if the Company issues Common Shares, or securities convertible (or exchangeable or exercisable) for Common Shares at an issue price (or having a conversion or exercise price) which reflects an effective acquisition price per Common Share which is less than the price paid under the subject Special Warrant offering (being $1.00 per Special Warrant in respect of the 2006 Special Warrants, and being $1.75 per Special Warrant in respect of the 2007 Special Warrants) (as applicable, the "Dilutive Offering Price"), with the number of additional Common Shares to be such that, after giving effect to the issue of such additional shares, the effective acquisition cost per Common Share underlying the subject Special Warrants will be equal to the Dilutive Offering Price.

c) Special voting shares:

Issued:	Shares Outstanding	Amount
Special voting shares issued pursuant to private placement	11,400,000	$Nil
Balance, December 31, 2006	11,400,000	$Nil
Special voting shares issued pursuant to private placement	11,475,900	$Nil
Special warrant exercise	(100,000)	$Nil
Balance, September 30, 2007	22,775,900	$Nil

As part of the offerings of the 2006 Special Warrants and the 2007 Special Warrants, the Company issued an aggregate of 22,875,900 Special Voting Shares to the purchasers of the Special Warrants, being one Special Voting Share per Special Warrant issued. Each Special Voting Share entitles the holder thereof to a number of votes at any meeting of holders of Common Shares equal to the number of Common Shares which may then be obtained upon the exchange of the Special Warrant to which the Special Voting Share relates. With respect to any written consent sought from the holders of Common Shares, each vote attached to the Special Voting Share will be exercisable on the same basis as set forth above. The purpose of the Special Voting Shares is solely to provide to the holders thereof the same voting rights they would have had they directly acquired the Common Shares underlying the Special Warrants which they purchased (and, accordingly, the Special Voting Shares will be cancelled upon exchange of the related Special Warrants for Common Shares).

All rights of a holder of Special Warrants to exercise votes attached to Special Voting Shares will cease upon the exchange of all such holder's Special Warrants for Common Shares.

The Special Voting Shares do not entitle the holders to receive any distributions from the Company or any of the net assets of the Company in the event of a termination or winding-up of the Company. Any Special Voting Shares acquired by the Company will immediately cease to represent an entitlement to vote at meetings of shareholders. A Special Voting Share is not transferable separately from the Special Warrant to which it relates, and a Special Voting Share will automatically be transferred upon a permitted transfer of the related Special Warrant. Special Voting Shares are evidenced only by the certificates representing the associated Special Warrants and will be cancelled upon the exchange of the related Special Warrants for Common Shares.

Except for the right to be counted towards a quorum and to requisition, vote at, and receive materials for, meetings of the holders of Common Shares, the Special Voting Shares do not confer upon the holders thereof any other rights.

d) 2007 & 2006 Broker Warrants and contributed surplus:

In connection with the offerings of the 2006 Special Warrants and the 2007 Special Warrants, the agent for such offerings was issued broker special warrants entitling the agent to receive Broker Warrants which are exercisable in whole or in part allowing the holder to purchase Common Shares as follows:

	Number of Warrants	Weighted Average Exercise Price
Granted to agent of special warrant placement (2006 Broker Special Warrants)	906,400	$1.00
Balance, December 31, 2006	906,400	$1.00
Granted to agent of special warrant placement (2007 Broker Special Warrants)	573,795	$1.75
Balance, September 30, 2007	1,480,195	$1.29

Each 2007 Broker Special Warrant is exercisable, at any time for no additional consideration, for one warrant (a "2007 Broker Warrant") for no additional consideration (and will be automatically exercised for 2007 Broker Warrants at the same time as automatic exercise of the 2007 Special Warrants occurs, as described under Note 3b). Each 2007 Broker Warrant is exercisable for one Common Share until the later of December 28, 2008 and the six-month anniversary of the completion of a Liquidity Event at an exercise price of $1.75 per share.

Each 2006 Broker Special Warrant is exercisable, for no additional consideration, for one warrant (a "2006 Broker Warrant") for no additional consideration (and will be automatically exercised for 2006 Broker Warrants at the same time as automatic exercise of the 2006 Special Warrants occurs, as described under Note 3b). Each 2006 Broker Warrant is exercisable for one Common Share until the later of June 20, 2008 and the six-month anniversary of the completion of a Liquidity Event at an exercise price of $1.00 per share.

In the event that the Company does not complete a Liquidity Event by the applicable deadline, the Broker Warrants of the subject class will become subject to a conversion rate increase of a further 0.1 Common Shares effective as of the deadline date and thereafter a further 0.1 Common Shares for each month prior to completion of a Liquidity Event. The deadline for each class of Broker Warrants is the first anniversary of its initial issue date (being December 20, 2007 in respect of the 2006 Broker Warrants, and being June 28, 2008 in respect of the 2007 Broker Warrants).

The fair value of the broker warrants granted was estimated on the date of grant using the Black-Scholes Option Pricing Model and the broker warrants estimated fair value of $354,489 (2006-$319,983) was recorded in Contributed Surplus based on the following weighted average assumptions:

	2007	2006
Expected dividend yield	0%	0%
Expected stock price volatility	70%	75%
Risk free rate	4.2%	4.2%
Expected life of warrants	1.5 years	1.5 years

e) Stock options:

On September 18, 2007 the Company approved a stock option plan and granted options to directors, officers and consultants to acquire a total of 2,775,000 common shares at an exercise price of $1.75 per share for five years after the date of listing the common shares on the Toronto Stock Exchange ("TSX"), with such options vesting as to ⅓ of the options on each of 90 days, 12 months and 18 months after the date of listing.

4. Deferred Costs

The Company incurred $60,000 in costs during the period ended December 31, 2006 consisting of costs related to evaluating the LIK Block Property pursued subsequent to December 31, 2006 (Note 9). These costs were charged to mineral properties at the time that the LIK property agreement was consummated (Note 9).

5. Related Party Transactions

(a) As at September 30, 2007, the Company owed $45,386 (December 31, 2006 — $60,000) to a company controlled by a senior officer and director of the Company, which amounts relate to third party costs for mineral property and administrative expenses. The amount is interest free and was paid in full subsequent to the end of the period;

(b) The Company has paid certain share issuances, incorporation and legal costs in the amount of $169,969 (December 31, 2006 — $42,766) with a legal firm whose partner is a director of the Company.

Related party transactions are in the ordinary course of business, occurring on terms that are similar to those of transactions with unrelated parties, and therefore are measured at the exchange amount.

6. Supplemental Cash Flow Information

	Three Months Ended September 30, 2007	Nine Months Ended September 30, 2007
Agent warrants	$25,376	$354,449

7. **Income Taxes**

a) Reconciliation of Company's statutory and effective tax rates:

	For the period from January 1 to September 30, 2007
Statutory Rate	34.12%
Net loss for the period	$ 95,558
Recovery of income taxes based on statutory Canadian combined federal and provincial income tax rates	32,585
Deductible portion of special warrants issue costs	533,040
Non-deductible incorporation costs	(1,831)
Losses for which no tax benefit has been recognized	(563,794)
Income tax recovery	$ —

b) The significant components of the Company's future tax assets, assuming future tax rate of 34.12%, are as follows:

	September 30, 2007	December 31, 2006
Non-capital losses	$ 305,081	$ 123,772
Share and special warrants issue costs	637,609	281,570
	942,690	405,342
Less: Valuation allowance	(942,690)	(405,342)
Net future tax asset	$ —	$ —

c) The Company has accumulated losses of $894,140 which may be used to reduce future year's taxable income. These losses expire as follows:

	Year	Amount	Amount
	2027	$531,386	$ —
	2026	$362,754	$362,754
Non capital loss carryforward		$894,140	$362,754

8. **Restricted Cash**

The $10,493,600 raised from the Company's 2006 Special Warrant private placement (Note 3) were restricted until the Company had successfully entered into the exploration and option agreement with GCO Minerals Company (Note 9).

9. **Mineral Properties**

LIK Property

Mineral Property Costs	September 30, 2007
Acquisition	$20,276,094
Drilling costs	360,497
Camp construction & supplies	189,781
Geological	173,294
Charter Aircraft	105,571
Mapping	49,900
Air freight	45,219
Renewals & filings	38,650
Site Administration	17,344
Travel	10,132
Environmental consultants	5,197
Mineral Property Costs for the Period	21,271,679
Mineral Property Costs — Beginning of Period	—
Mineral Property Costs — End of Period	$21,271,679

On February 26, 2007, Zazu Alaska signed the GCO Exploration and Option Agreement. This agreement gave Zazu Alaska the right to acquire from GCO, on certain terms and conditions (including cash payments of up to $21,230,000 and exploration expenditures of $40,000,000 inclusive of exploration expenditures required to be made under the LIK Block Agreement defined below), up to 62.5% of GCO's interest in the following: (i) GCO's undivided 50% interest in certain state mining locations situated in the Barrow Recording District in the State of Alaska, United States, and other assets related to the properties, subject to a pre-existing 1% net profits interest; and (ii) GCO's right to acquire a further interest in such

lands from the holder of the other undivided 50% interest, Teck Cominco American Inc. ("Teck American"), pursuant to an agreement dated October 17, 1984 (the "LIK Block Agreement").

Under the LIK Block Agreement, GCO was the operator and had the right to earn from Teck American a further 30% interest in the LIK Block by incurring $25.0 million in exploration expenditures on or before January 27, 2018, subject to certain inflation adjustments on the unspent amount effective from February 1, 1988.

As of September 30, 2007, a total of $5,979,887 has been incurred in exploration expenditures pursuant to the terms of the LIK Block Agreement of which $4,984,302 was incurred prior to 1992. The adjusted amount of qualifying expenditures is currently estimated to be approximately $40,000,000. In accordance with the LIK Block Agreement, at the time this expenditure obligation is satisfied, Teck American has a one time election to (i) maintain the 20% interest which shall become a participating interest pursuant to a joint operating agreement with a pro rata sharing of the pre-existing 1% net profits interest, or (ii) transfer its interest in exchange for a 2% net smelter return royalty interest such that GCO would become the holder of a 100% undivided interest in the LIK Block subject only to the pre-existing 1% net profits interest and the 2% net smelter royalty.

Prior to June 28, 2007, Zazu Alaska had made total payments of $130,000 to GCO pursuant to the terms of the GCO Exploration and Option Agreement. On June 28, 2007, Zazu Alaska completed the purchase of GCO's interest in the LIK Block pursuant to the terms of a purchase and sale agreement dated May 31, 2007 such that Zazu Alaska acquired a 50% undivided interest in the LIK property and related assets, and became the assignee of all of GCO's right, title and interest in the LIK Block Agreement, in consideration for a cash payment of $20,000,000 and the grant of a 2% net proceeds interest. The exploration expenditures must still be incurred in order to obtain a further 30% and the election by Teck American must occur in order to obtain the final 20% in the LIK Block property. The Company guaranteed the obligations of Zazu Alaska pursuant to the terms of the purchase and sale agreement.

10. Segmented Information

As at September 30, 2007 and the nine month period then ended, the Company has two reportable geographical areas: Canada and the United States.

	Revenue	Assets
Canada	$nil	$ 7,984,431
United States	nil	21,645,202

11. Commitments

a) On August 2, 2007, the Company entered into a drilling agreement with Frontier Exploration LLC ("Frontier"), pursuant to which Frontier agreed to (i) complete a minimum of 30,000 feet of drilling on certain claims located on the LIK property, and (ii) drill holes, maintain holes, move equipment, build pads, and conduct related activities, as directed by The Company and in accordance with agreed-upon rates.

The drilling contract provides that the work program was to commence on or about August 1, 2007 and that Frontier was to receive a contract bonus in the amount of $100,000, plus an additional award bonus amount equal to $5,000 per week, to a maximum of $25,000, for every week prior to September 5, 2007 that Frontier began the work program on site. Frontier commenced work on August 1, 2007 and as a result was paid a total bonus of $125,000.

b) On August 1, 2007, the Company entered into consulting and employment agreements with the officers of the Company. The following outlines the agreements:

- Chairman and Chief Executive Officer, 5 year contract with annual consulting fee of $185,000.
- President and Chief Operating Officer, 5 year employment contract with annual salary of $160,000.
- Vice President and General Legal Counsel, 5 year contract with annual consulting fee of $160,000.
- Vice President of Exploration, 3 year contract with consulting fee of $60 per hour.

The Company may terminate the agreements of the Chairman and Chief Executive Officer, the President and Chief Operating Officer and the Vice President and General Counsel at any time, subject to the payment of a fee amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount.

c) The following is a summary of the Company's commitments as at September 30, 2007:

	Payments due by period				
	Total $	2007 $	2008-2010 $	2011-2012 $	2013 and beyond $
Office operation leases — CDN$	46,500	9,300	37,200	—	—
Office operation leases — US$	7,131	7,131	—	—	—
Consulting agreements — US$	1,711,300	130,050	1,035,000	546,250	—
Employment agreements — US$	773,333	40,000	480,000	253,333	—

12. Equipment

	Cost $	Accumulated Amortization	2007 Net Book Value
Exploration equipment	$325,342	$10,845	$314,497
Computer equipment	4,744	423	4,321
Furniture and equipment	1,441	48	1,393
	$331,527	$11,316	$320,211

13. Subsequent Events

The Company's Board of Directors has approved the filing of a prospectus for an initial public offering ("IPO") and approved an application for the listing of the Company's common shares (and the Warrants to be issued in the IPO) on the TSX. The Company plans to raise gross proceeds of up to CDN$10 million by issuing units for CDN$1.75 per unit. Each unit will be comprised of one common share and one-half of a common share purchase warrant. Each whole common share purchase warrant will entitle the holder to acquire one common share for $2.25 for a period of five years from the initial closing of the IPO (the "Closing Date").

Pursuant to the terms of an agency agreement dated December 12, 2007, Raymond James Ltd., Dundee Securities Corporation, Paradigm Capital Inc., Cormark Securities Inc. and MGI Securities Inc. (collectively, the "Agents"), have agreed to act as agents on a best efforts basis for the IPO. Under the terms of the agency agreement, the Agents will receive a cash commission equal to 7.0% of the gross proceeds of the IPO. The Company's share of issue expenses are estimated at $675,000.

The Company also granted an over-allotment option to the Agents, to purchase up to an additional 15% of the number of units issued under the IPO at $1.75 per unit, which if exercised in full, will increase the gross proceeds of the offering by a maximum of $1,500,000. The over-allotment option will be exercisable for a 30-day period following the final closing of the IPO.

The IPO and the listing of the Company's common shares on the TSX are subject to regulatory and other approvals.

On December 1, 2007, the Company entered into an employment agreement with the Chief Financial Officer of the Company. The agreement is a 5 year contract with an annual salary of $150,000. The Company may terminate this agreement at any time, subject to the payment of a fee amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount.

ZAZU METALS CORPORATION

Annual Financial Statements
From Incorporation Date of November 29, 2006 to
December 31, 2006
(in US Dollars)

Management Responsibility for Financial Reporting

The accompanying financial statements of Zazu Metals Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles, and contain estimates based on management's judgment. A system of internal control is maintained to provide reasonable assurance that the financial information is accurate and reliable.

The Company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards to allow them to express an opinion on the financial statements.

The Board of Directors has met with the Company's independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

(Signed) "GIL ATZMON"
Gil Atzmon
Chairman of the Board and CEO

(Signed) "MICHAEL A. STEEVES"
Michael A. Steeves
President and COO

Vancouver, British Columbia
December 12, 2007

Auditors' Report

To the Directors of
Zazu Metals Corporation

We have audited the balance sheet of **Zazu Metals Corporation** as at December 31, 2006 and the statements of loss, comprehensive loss and deficit, and cash flows for the period from incorporation date of November 29, 2006 to December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the period from November 29, 2006 to December 31, 2006 in accordance with Canadian generally accepted accounting principles.

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants

Vancouver, British Columbia
December 12, 2007

ZAZU METALS CORPORATION
(An Exploration Stage Company)

Balance Sheet

	December 31, 2006
	In U.S. dollars
ASSETS	
Current assets	
Cash and cash equivalents (Note 8)	$10,511,517
Tax receivable	62
	10,511,579
Deferred costs (Note 4)	60,000
	$10,571,579
LIABILITIES	
Current liabilities	
Accounts payable and accrued liabilities	$ 295,567
Due to related party (Note 5)	60,000
	355,567
SHAREHOLDERS' EQUITY	
Capital stock (Note 3)	5,000
Special Warrants (Note 3)	10,048,475
Contributed Surplus (Note 3)	319,983
Comprehensive income (loss)	—
Deficit	(157,446)
	10,216,012
	$10,571,579

Nature of Operations — Note 1
Subsequent events — Note 9

Approved by the Board of Directors

(Signed) "GIL ATZMON"
Gil Atzmon
Director

(Signed) "MICHAEL A. STEEVES"
Michael A. Steeves
Director

The accompanying notes are an integral part of these financial statements.

ZAZU METALS CORPORATION
(An Exploration Stage Company)

Statements of Loss, Comprehensive Loss and Deficit
From Incorporation Date of November 29, 2006 to December 31, 2006

	Incorporation date to December 31, 2006
	In U.S. dollars
Expenses	
Consulting	$ 100,000
Salaries	50,000
Professional fees	10,000
Travel	8,608
Incorporation costs	1,000
Investor and shareholder relations	722
Postage	33
Bank Charges	20
Loss before other item	170,383
Other Item	
Interest income	(12,937)
Net loss and comprehensive loss for the period	157,446
Deficit, Beginning of the Period	—
Deficit, End of the Period	$ 157,446
Basic and Diluted Loss per share (Note 2d)	$ 0.03
Weighted average number of shares outstanding	5,950,000

The accompanying notes are an integral part of these financial statements.

ZAZU METALS CORPORATION
(An Exploration Stage Company)

Statement of Cash Flows
From Incorporation Date of November 29, 2006 to December 31, 2006

	In U.S. dollars
Cash was provided by (used in):	
Operating activities	
Loss for the period	$ (157,446)
Writeoff of incorporation costs	1,000
Changes in noncash working capital items	294,505
Net cash used in operating activities	138,059
Financing activities	
Shares issued for cash	5,000
Special warrants issued for cash	11,400,000
Special warrants issuance costs	(1,031,542)
Net cash used in financing activities	10,373,458
Increase in cash	10,511,517
Cash and cash equivalents, Beginning of the Period	—
Cash and cash equivalents, End of the Period	$10,511,517
Cash and cash equivalents position consists of:	
Equity Transfer Trust Account	$10,506,537
Peterson Law Trust Account	4,980
Cash and cash equivalents, End of the Period	$10,511,517

Supplementary Cash Flow Information — Note 6

The accompanying notes are an integral part of these financial statements.

ZAZU METALS CORPORATION
(An Exploration Stage Company)

Notes to the Annual Financial Statements

From Incorporation Date of November 29, 2006 to December 31, 2006
In US Dollars

1. Nature of Operations

Zazu Metals Corporation (the "Company") is a Canadian company which is engaged in the acquisition and exploration of mineral properties. The Company was incorporated by a Certificate of Incorporation issued pursuant to the provisions of the Canada Business Corporations Act on November 29, 2006.

The Company has not commenced commercial operations and as at period end, had no significant assets other than cash generated by its initial private placement. Subsequent to the period end, the Company commenced the process of identifying mineral properties acquisitions as indicated in subsequent events note (Note 9b).

2. Significant Accounting Policies

a) Basis of presentation

These financial statements are presented in accordance with generally accepted accounting principles ("GAAP") applicable in Canada.

b) Fiscal period

The Company's fiscal year-end is December 31.

c) Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from these estimates.

d) Loss per share

Basic earnings (loss) per share is computed by dividing income (or loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents are reflected in diluted earnings per share by application of the treasury stock method.

e) Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

f) Foreign currency translation

The Company's functional and reporting currency is the US dollar. The Company is based in Canada and its Canadian dollar accounts are re-measured into US dollars using the temporal method as follows:

i) Monetary items at the rate prevailing at the balance sheet date;

ii) Non-monetary items at the historical exchange rate;

iii) Revenue and expense are translated at the average exchange rates in effect during applicable accounting periods except depreciation and amortization which are translated at historical rates;

iv) Exchange gains and losses on foreign currency translation are included in operations for the period.

g) Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

h) Financial instruments

Financial assets, except those classified as held to maturity, and derivative financial instruments are measured at fair value. All financial liabilities are measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses

excluded from earnings and reported as other comprehensive income or loss. All investments are to be designated as available for sale. As at the period end financial liabilities are measured at cost and the Company held no investments.

i) Comprehensive income/loss

Comprehensive income/loss is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders. Other comprehensive income includes the holding gains and losses from available for sale securities which are not included in net earnings (loss) until realized. As at the period end no amounts were recorded in comprehensive income/loss.

j) Fair value of financial instruments

Financial instruments include cash and cash equivalents, marketable securities and accounts payable and accrued liabilities. The fair value of arms-length financial instruments approximates their carrying value due to their short-term maturity.

k) Risk management

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly. The Company is at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations.

The Company is not exposed to significant credit concentration risk. The Company is not exposed to significant interest rate risk.

The Company operates in foreign jurisdictions, giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

l) Asset retirement obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at the period end, the Company had no asset retirement obligations.

m) Deferred costs

Costs related to locating and evaluating property acquisitions are deferred until an agreement has been entered into by the Company. The deferred costs are then reallocated to mineral properties. If no agreement is entered into, the deferred costs are expensed as property investigation costs.

n) Variable Interest Entities

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 "Consolidation of Variable Interest Entities", to harmonize the Guideline with the equivalent Financial Accounting Standards Board (FASB) Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("VIE"). The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them.

The Company does not currently have any VIE's for the period ending December 31, 2006.

o) Share capital

i) The proceeds from the exercise of stock options or warrants are recorded as share capital.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

iii) The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rata basis on relative fair values as follows: the fair value of the common shares is based on the market close on the date the units are issued and the fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

p) Asset impairment

The Company performs impairment tests on its property, plant and equipment when events or changes in circumstance indicate that the carrying value of an asset may not be recoverable. These tests compare expected undiscounted future cash flows from these assets to their carrying values. If shortfalls exist, assets are written down to the discounted value of the future cash flows based on the Company's average cost of borrowing

3. Capital Stock

Details are as follows:

a) Common shares

Authorized:

Unlimited common shares ("Common Shares")

Unlimited special voting shares ("Special Voting Shares")

Common shares issued and outstanding	Number	Amount
Common Shares issued for cash pursuant to private placement	5,000,000	$5,000
Balance, December 31, 2006	5,000,000	$5,000

The Company completed a founder's private placement on December 18, 2006. The Company issued 5,000,000 Common Shares at $0.001 per share for total proceeds of $5,000.

b) Special warrants

Issued:	Special Warrants Outstanding	Amount
Special warrants issued for cash pursuant to private placement	11,400,000	$11,400,000
Fair value of broker warrants	—	(319,983)
Special warrant issuance costs	—	(1,031,542)
Balance, December 31, 2006	11,400,000	$10,048,475

The Company completed a private placement on December 20, 2006, issuing a total of 11,400,000 special warrants (the "2006 Special Warrants") at $1.00 per 2006 Special Warrant for gross proceeds of $11,400,000. The Company also issued 906,400 broker special warrants with a fair value of $319,983 (Note 3d) (the "2006 Broker Special Warrants") and paid an 8% commission to the agent in the amount of $906,400 and $125,142 in legal fees.

The proceeds of such private placement were held in escrow subject to conditions which included, among other things, that the Company be in a position to enter into an exploration and option agreement with GCO (the "GCO Exploration and Option Agreement"). Such escrow conditions were satisfied, and the proceeds of the private placement were released, on February 26, 2007.

Each 2006 Special Warrant is exercisable, for no additional consideration, for one Common Share (subject to adjustment as described below) at any time until an automatic exercise date of the earlier of (i) the date of completion by the Company of a Liquidity Event (as defined below) and (ii) December 20, 2011 (being the fifth anniversary of the issue of the 2006 Special Warrants). Any 2006 Special Warrants not exercised by such date will be automatically exercised on such date.

For purposes of the 2006 Special Warrants, a "Liquidity Event" means the completion by the Company of either (i) a distribution to the public of Common Shares pursuant to a prospectus and the concurrent listing of the Common Shares on a recognized Canadian exchange or (ii) another transaction as a result of which all outstanding Common Shares, or securities of another issuer issued in exchange for all outstanding Common Shares, are traded on a recognized exchange and are freely tradable (subject to any applicable control block restrictions).

In addition to customary adjustments for subdivisions, consolidations or other such changes in the Common Shares, the 2006 Special Warrants provide for the following adjustments to the exchange ratio (currently one Common Share per Special Warrant) for the 2006 Special Warrants:

(a) In the event that the Company does not complete a Liquidity Event by December 20, 2007, the 2006 Special Warrants will become subject to a conversion rate increase of a further 0.1 Common Shares effective as of the deadline date and thereafter a further 0.1 Common Shares for each month prior to completion of a Liquidity Event.

(b) The 2006 Special Warrants entitle the holders to be issued additional Common Shares upon exercise of the 2006 Special Warrants if the Company issues Common Shares, or securities convertible (or exchangeable or exercisable) for Common Shares at an issue price (or having a conversion or exercise price) which reflects an effective acquisition price per Common Share which is less than the price paid under the 2006 Special Warrant offering, which was $1.00 per 2006 Special Warrant (the "2006 Dilutive Offering Price"), with the number of additional Common Shares to be such that, after giving effect to the issue of such additional shares, the effective acquisition cost per Common Share underlying the 2006 Special Warrants will be equal to the 2006 Dilutive Offering Price.

c) Special Voting Shares:

Issued:	Shares Outstanding	Amount
Special Voting Shares issued pursuant to private placement	11,400,000	$Nil
Balance, December 31, 2006	11,400,000	$Nil

As part of the offering of the 2006 Special Warrants, the Company issued an aggregate of 11,400,000 Special Voting Shares to the purchasers of the 2006 Special Warrants, being one Special Voting Share per 2006 Special Warrant issued. Each Special Voting Share entitles the holder thereof to a number of votes at any meeting of holders of Common Shares equal to the number of Common Shares which may then be obtained upon the exchange of the 2006 Special Warrant to which the Special Voting Share relates. With respect to any written consent sought from the holders of Common Shares, each vote attached to the Special Voting Share will be exercisable on the same basis as set forth above. The purpose of the Special Voting Shares is solely to provide to the holders thereof the same voting rights they would have had had they directly acquired the Common Shares underlying the 2006 Special Warrants which they purchased (and, accordingly, the Special Voting Shares will be cancelled upon exchange of the related 2006 Special Warrants for Common Shares).

All rights of a holder of 2006 Special Warrants to exercise votes attached to Special Voting Shares will cease upon the exchange of all such holder's 2006 Special Warrants for Common Shares.

The Special Voting Shares do not entitle the holders to receive any distributions from the Company or any of the net assets of the Company in the event of a termination or winding-up of the Company. Any Special Voting Shares acquired by the Company will immediately cease to represent an entitlement to vote at meetings of shareholders. A Special Voting Share is not transferable separately from the 2006 Special Warrant to which it relates, and a Special Voting Share will automatically be transferred upon a permitted transfer of the related 2006 Special Warrant. Special Voting Shares are evidenced only by the certificates representing the associated 2006 Special Warrants and will be cancelled upon the exchange of the related 2006 Special Warrants for Common Shares.

Except for the right to be counted towards a quorum and to requisition, vote at, and receive materials for, meetings of the holders of Common Shares, the Special Voting Shares do not confer upon the holders thereof any other rights.

d) 2006 broker warrants and contributed surplus

In connection with the offering of the 2006 Special Warrants, the agent for such offering was issued broker special warrants (the "2006 Broker Special Warrants") entitling the agent to receive 2006 Broker Warrants which are exercisable in whole or in part allowing the holder to purchase Common Shares as follows:

	Number of Common Shares Underlying Warrants	Weighted Average Exercise Price
Granted to agent of 2006 Special Warrant placement	906,400	$1.00
Balance, December 31, 2006	906,400	$1.00

Each 2006 Broker Special Warrant is exercisable, at any time for no additional consideration, for one warrant (a "2006 Broker Warrant") (and will be automatically exercised for 2006 Broker Warrants at the same time as automatic exercise of the 2006 Special Warrants occurs, as described under Note 3b). Each 2006 Broker Warrant is exercisable for one Common Share until the later of June 20, 2008 and the six-month anniversary of the completion of a Liquidity Event at an exercise price of $1.00 per share.

In the event that the Company does not complete a Liquidity Event by December 20, 2007, the 2006 Broker Warrants will become subject to a conversion rate increase of a further 0.1 Common Shares effective as of the deadline date and thereafter a further 0.1 Common Shares for each month prior to completion of a Liquidity Event.

The fair value of the 2006 Broker Special Warrants granted was estimated on the date of grant using the Black-Scholes Option Pricing Model, and the estimated fair value of $319,983 was recorded in contributed surplus based on the following weighted average assumptions:

	2006
Expected dividend yield	0%
Expected stock price volatility	75%
Risk free rate	4.2%
Expected life of warrants	1.5 years

4. Deferred Costs

The Company incurred $60,000 in costs during the period consisting of costs related to evaluating the LIK property subsequent to the period end. These costs were charged to mineral properties at the time that the LIK property agreement was consummated (Note 9).

5. Related Party Transactions

(a) As at December 31, 2006, the Company owed $60,000 to a company controlled by a senior officer and director of the Company, which amount relates to third party costs for mineral property expenditures and administrative expenses. The amount is interest free and was paid in full subsequent to the end of the period.

(b) The Company has paid certain share issuances, incorporation and legal costs in the amount of $42,766 to a legal firm whose partner is a director of the Company.

Related party transactions are in the ordinary course of business, occurring on terms that are similar to those of transactions with unrelated parties, and therefore are measured at the exchange amount.

6. Supplementary Cash Flow Information

Supplemental Disclosure of Non-Cash Financing and Investing Activities include:	2006
Deferred costs	$ 60,000
Fair value of broker warrants	$319,983

7. Income Taxes

a) Reconciliation of Company's statutory and effective tax rates:

	For the period from November 29, 2006 to December 31, 2006
Statutory Rate	34.12%
Net loss for the period	$ 157,446
Recovery of income taxes based on statutory Canadian combined federal and provincial income tax rates	53,721
Deductible portion of special warrants issue costs	351,962
Non-deductible incorporation costs	(341)
Losses for which no tax benefit has been recognized	(405,342)
Income tax recovery	$ —

b) The significant components of the Company's future tax assets, assuming a future tax rate of 34.12%, are as follows:

	December 31, 2006
Non-capital losses	$ 123,772
Share and special warrants issue costs	281,570
	405,342
Less: Valuation allowance	(405,342)
Net future tax asset	$ —

c) The Company has accumulated losses of $362,754 which may be used to reduce future year's taxable income. These losses expire as follows:

	December 31, 2006
Net loss for the period	$157,446
Add (less):	
Incorporation costs	(1,000)
Deductible portion of share and special warrants issue costs	206,308
Net loss for tax purposes for the period ending December 31, 2006	$362,754

	Year	Amount
Non capital loss carryforward	2026	$362,754

8. Restricted Cash

The $10,493,600 raised from the Company's 2006 Special Warrant private placement (Note 3) were restricted until the Company had successfully entered into the GCO Exploration and Option Agreement (Note 9).

9. Subsequent Events

a) The Company incorporated Zazu Metals (Alaska) Corporation ("Zazu Alaska"), a subsidiary of the Company, in the State of Alaska, United States on January 18, 2007. Zazu Alaska is the legal holder of all of the Company's mineral exploration interest in the State of Alaska.

b) On February 26, 2007, Zazu Alaska signed the GCO Exploration and Option Agreement. This agreement gave Zazu Alaska the right to acquire from GCO, on certain terms and conditions (including cash payments of up to $21,230,000 and exploration expenditures of $40,000,000 inclusive of exploration expenditures required to be made under the LIK Block Agreement (defined below), up to 62.5% of GCO's interest in the following: (i) GCO's undivided 50% interest in certain state mining locations situated in the Barrow Recording District in the State of Alaska, United States, and other assets related to the properties, subject to a pre-existing 1% net profits interest; and (ii) GCO's right to acquire a further interest in such lands from the holder of the other undivided 50% interest, Teck Cominco American Inc. ("Teck American"), pursuant to an agreement dated October 17, 1984 (the "LIK Block Agreement").

The LIK Block Agreement, the properties and other assets are referred to as the "LIK Block".

Under the LIK Block Agreement, GCO was the operator and had the right to earn from Teck American a further 30% interest in the LIK Block by incurring $25.0 million in exploration expenditures on or before January 27, 2018, subject to certain inflation adjustments on the unspent amount effective from February 1, 1988.

To date, a total of $4,984,302 has been incurred in exploration expenditures pursuant to the terms of the LIK Block Agreement all of which were incurred prior to 1992. The adjusted amount of qualifying expenditures is currently estimated to be approximately $40,000,000. In accordance with the LIK Block Agreement, at the time this expenditure obligation is satisfied, Teck American has a one time election to (i) maintain the 20% interest which shall become a participating interest pursuant to a joint operating agreement with a pro rata sharing of the pre-existing 1% net profits interest, or (ii) transfer its interest in exchange for a 2% net smelter return royalty interest such that GCO would

become the holder of a 100% undivided interest in the LIK Block subject only to the pre-existing 1% net profits interest and the 2% net smelter royalty.

Prior to June 28, 2007, Zazu Alaska had made total payments of $130,000 to GCO pursuant to the terms of the GCO Exploration and Option Agreement. On June 28, 2007, Zazu Alaska completed the purchase of GCO's interest in the LIK Block pursuant to the terms of a purchase and sale agreement dated May 31, 2007 such that Zazu Alaska acquired a 50% undivided interest in the LIK Block property and related assets, and became the assignee of all of GCO's right, title and interest in the LIK Block Agreement, in consideration for a cash payment of $20,000,000 (paid) and the grant of a 2% net proceeds interest. The exploration expenditures must still be incurred and the election by Teck American must occur in order to obtain the remaining 50% in the LIK Block property. The Company guaranteed the obligations of Zazu Alaska pursuant to the terms of the purchase and sale agreement.

c) On January 21, 2007, the Company issued 100,000 Common Shares to a holder of 100,000 2006 Special Warrants upon exercise in accordance with the terms thereof.

d) On February 18, 2007, the Company issued 100,000 common shares to the President & Chief Operating Officer at a subscription price of $1.00 per share for gross proceeds of $100,000 measured at the exchange rate on the date of receipt of funds.

e) The Company completed a private placement in two tranches on June 28, 2007 and July 5, 2007, issuing a total of 11,475,900 special warrants (the "2007 Special Warrants") at $1.75 per 2007 Special Warrant for gross proceeds of $20,082,825. The Company also issued 573,795 broker special warrants (the "2007 Broker Special Warrants") and paid a 7% commission ($1,405,798) to the agent and legal fees ($72,500) for total offering costs of $1,478,298 and net proceeds of $18,604,527.

The proceeds of such private placement were held in escrow and released concurrently with the completion (and in order to allow the completion) of the Company's acquisition of GCO's entire 50% interest in the LIK property and the LIK Block Agreement.

Each 2007 Special Warrant is exercisable, for no additional consideration, for one Common Share (subject to adjustment as described below) at any time until an automatic exercise date of the earlier of (i) the date of completion by the Company of a Liquidity Event and (ii) June 28, 2012 (being the fifth anniversary of the initial issue of the 2007 Special Warrants). Any 2007 Special Warrants not exercised by such date will be automatically exercised on such date.

Each 2007 Broker Special Warrant is exercisable, at any time for no additional consideration, for one warrant (a "2007 Broker Warrant") (and will be automatically exercised for 2007 Broker Warrants at the same time as automatic exercise of the 2007 Special Warrants occurs). Each 2007 Broker Warrant is exercisable for one Common Share until the later of December 28, 2008 and the six-month anniversary of the completion of a Liquidity Event at an exercise price of $1.75 per share.

In addition to customary adjustments for subdivisions, consolidations or other such changes in the Common Shares, the 2007 Special Warrants provide for the following adjustments to the exchange ratio (currently one Common Share per 2007 Special Warrant) for the 2007 Special Warrants:

(i) In the event that the Company does not complete a Liquidity Event by June 28, 2008, the 2007 Special Warrants (and the 2007 Broker Warrants) will become subject to a conversion rate increase of a further 0.1 Common Shares effective as of the deadline date and thereafter a further 0.1 Common Shares for each month prior to completion of a Liquidity Event.

(ii) The 2007 Special Warrants entitle the holders to be issued additional Common Shares upon exercise of the 2007 Special Warrants if the Company issues Common Shares, or securities convertible (or exchangeable or exercisable) for Common Shares at an issue price (or having a conversion or exercise price) which reflects an effective acquisition price per Common Share which is less than the price paid under the 2007 Special Warrant offering, which was $1.75 per Special Warrant (the "2007 Dilutive Offering Price"), with the number of additional Common Shares to be such that, after giving effect to the issue of such additional shares, the effective acquisition cost per Common Share underlying the subject 2007 Special Warrants will be equal to the 2007 Dilutive Offering Price.

f) Subsequent to December 31, 2006, the Company entered into a contract to purchase a diamond drill and certain related equipment for an aggregate purchase price of $267,175.

g) On August 2, 2007, the Company entered into a drilling agreement with Frontier Exploration LLC ("Frontier"), pursuant to which Frontier agreed to (i) complete a minimum of 30,000 feet of drilling on certain claims located on the LIK property, and (ii) drill and maintain holes, move equipment, build pads, and conduct related activities, as directed by the Company and in accordance with agreed-upon rates.

The drilling contract provides that the work program was to commence on or about August 1, 2007 and that Frontier was to receive a contract bonus in the amount of $100,000, plus an additional award bonus amount equal to $5,000 per week, to a maximum of $25,000, for every week prior to September 5, 2007 that Frontier began the work program on site. Frontier commenced work on August 1, 2007 and as a result was paid a total bonus of $125,000.

h) On August 27, 2007, the Company issued 151,571 Common Shares to subscribers including directors and officers of the Company at a subscription price of $1.75 per share for gross proceeds of $265,249 measured at the exchange rate on the date of receipt of funds.

i) On August 1, 2007, the Company entered into consulting and employment agreements with the officers of the Company. The following outlines the agreements:

- Chairman and Chief Executive Officer, 5 year contract with annual consulting fee of $185,000.
- President and Chief Operating Officer, 5 year employment contract with annual salary of $160,000.
- Vice President and General Legal Counsel, 5 year contract with annual consulting fee of $160,000.
- Vice President of Exploration, 3 year contract with consulting fee of $60 per hour.

On December 1, 2007, the Company entered into an employment agreement with the Chief Financial Officer of the Company. The agreement is a 5 year contract with an annual salary of $150,000. The Company may terminate this agreement at any time, subject to the payment of a fee amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount.

The Company may terminate the agreements of the Chairman and Chief Executive Officer, the President and Chief Operating Officer and the Vice President and General Counsel at any time, subject to the payment of a fee amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount.

j) On September 18, 2007, the Company approved a stock option plan and granted options to directors, officers and consultants to acquire a total of 2,775,000 Common Shares subject to completion of the Company's proposed initial public offering ("IPO") at an exercise price per share to be the same as the offering price under the IPO, and to be exercisable until the fifth anniversary of the date of listing the common shares on the Toronto Stock Exchange ("TSX"), with such options vesting as to 1/3 of the options on each of 90 days, 12 months and 18 months after the date of listing.

k) The Company's Board of Directors has approved the filing of a prospectus for the IPO and approved an application for the listing of the Company's common shares (and the warrants to be issued under the IPO) on the TSX. The Company plans to raise gross proceeds of up to CDN$10 million by issuing units for CDN$1.75 per unit. Each unit will be comprised of one common share and one-half of a common share purchase warrant. Each whole common share purchase warrant will entitle the holder to acquire one common share for $2.25 for a period of five years from the initial closing of the IPO. Pursuant to the terms of an agency agreement dated December 12, 2007, Raymond James Ltd., Dundee Securities Corporation, Paradigm Capital Inc., Cormark Securities Inc. and MGI Securities Inc. (collectively, the "Agents") have agreed to act as agents on a best efforts basis for the IPO. Under the terms of the agency agreement, the Agents will receive a cash commission equal to 7.0% of the gross proceeds of the IPO. The Company's share of issue expenses are estimated at $675,000.

The Company also granted an over-allotment option to the Agents, to purchase up to an additional 15% of the number of units issued under the IPO at $1.75 per unit, which if exercised in full, will increase the gross proceeds of the offering to a maximum of $11,500,000. The over-allotment option will be exercisable for a 30-day period following the final closing of the IPO.

The IPO and the listing of the Company's common shares on the TSX are subject to regulatory and other approvals.

AUDITORS' CONSENT

We have read the prospectus of Zazu Metals Corporation (the "Company") dated December 12, 2007 relating to the issue and sale of up to 5,714.286 units of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the directors of the company on the balance sheet of the company as at December 31, 2006 and the statements of loss, comprehensive loss and deficit and cash flows for the period ended December 31, 2006.

(Signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

Vancouver, British Columbia
December 12, 2007

CERTIFICATE OF THE COMPANY

DATED: December 12, 2007

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), Part 9 of the *Securities Act* (Alberta), Part XI of *The Securities Act, 1988* (Saskatchewan), Part VII of *The Securities Act* (Manitoba), Part XV of the *Securities Act* (Ontario), Part 6 of the *Securities Act* (New Brunswick), Part XIV of the *Securities Act* (Newfoundland and Labrador), Section 63 of the *Securities Act* (Nova Scotia) and Part II of the *Securities Act* (Prince Edward Island) and the respective regulations thereunder.

ZAZU METALS CORPORATION

(Signed) GIL ATZMON Chief Executive Officer	(Signed) RALF O. LANGNER Chief Financial Officer

On behalf of the Board of Directors of Zazu Metals Corporation

(Signed) MICHAEL A. STEEVES Director	(Signed) DENNIS H. PETERSON Director

CERTIFICATE OF THE PROMOTER

DATED: December 12, 2007

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), Part 9 of the *Securities Act* (Alberta), Part XI of *The Securities Act, 1988* (Saskatchewan), Part VII of *The Securities Act* (Manitoba), Part XV of the *Securities Act* (Ontario), Part 6 of the *Securities Act* (New Brunswick), Part XIV of the *Securities Act* (Newfoundland and Labrador), Section 63 of the *Securities Act* (Nova Scotia) and Part II of the *Securities Act* (Prince Edward Island) and the respective regulations thereunder.

(Signed) GIL ATZMON

CERTIFICATE OF THE AGENTS

DATED: December 12, 2007

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), Part 9 of the *Securities Act* (Alberta), Part XI of *The Securities Act*, 1988 (Saskatchewan), Part VII of *The Securities Act* (Manitoba), Part XV of the *Securities Act* (Ontario), Part 6 of the *Securities Act* (New Brunswick), Part XIV of the *Securities Act* (Newfoundland and Labrador), Section 63 of the *Securities Act* (Nova Scotia) and Part II of the *Securities Act* (Prince Edward Island) and the respective regulations thereunder.

RAYMOND JAMES LTD.

(Signed) DAVID GREIFENBERGER

DUNDEE SECURITIES CORPORATION	PARADIGM CAPITAL INC.
(Signed) RICHARD M. COHEN	(Signed) ANDREW PARTINGTON
CORMARK SECURITIES INC.	MGI SECURITIES INC.
(Signed) DARREN WALLACE	(Signed) DANIEL BARNHOLDEN


ZAZU
METALS CORPORATION

BOWNE

PRINTED IN CANADA
O38?27

LIK BLOCK AGREEMENT

THIS AGREEMENT is made and entered into this 17th day of October, 1984, but effective for all purposes as of January 27, 1983, by and between HOUSTON OIL & MINERALS EXPLORATION COMPANY, a Texas corporation, as successor in interest to Houston Oil and Minerals Corporation, whose address is P. O. Box 27F, Lakewood, Colorado 80227 (herein called "HOMEX"), and GCO MINERALS COMPANY, a Texas corporation, whose address is P. O. Box 4253, Houston, Texas 77210 (herein called "GCO");

WITNESSETH:

WHEREAS, HOMEX and GCO each own an undivided fifty percent (50%) participating interest in that certain Joint Operating Agreement for the Western Alaska Project dated May 12, 1978 but effective for all purposes as of January 27, 1977, as amended by First Amendment to Joint Operating Agreement dated November 28, 1978 (the Joint Operating Agreement, as amended, being herein called the "WAK Agreement"), providing for the exploration, development and mining of certain metallic and non-metallic minerals within certain areas in the State of Alaska; and

WHEREAS, the parties have agreed to terminate the WAK Agreement as to all areas in the State of Alaska covered thereby, including the LIK Block (as hereinafter defined), effective as of January 27, 1983, and to enter into this Agreement whereby GCO may earn and acquire certain of HOMEX's undivided fifty percent (50%) interest in the LIK Block;

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements provided herein, GCO and HOMEX hereby agree as follows:

1. For purposes of this Agreement, the "LIK Block" shall mean the 296 unpatented Federal mining claims and the 10 State mining claims listed on Exhibit A attached hereto and made a part hereof, covering the lands in the DeLong Mountains Mining District, State of Alaska, as outlined in red on the plat attached as Exhibit B hereto and made a part hereof, together with the existing camp facilities and airstrip, and other personal property, equipment and related assets held or used in connection with operations hereunder on the LIK Block.

2. Subject to all of the terms and conditions contained herein, HOMEX hereby grants to GCO the exclusive and irrevocable right and option to earn and acquire sixty percent (60%) of HOMEX's undivided fifty percent (50%) interest in and to the LIK Block and all mineral deposits located therein by spending or causing to be spent Twenty-Five Million Dollars ($25,000,000) on or for the benefit of the LIK Block within thirty-five (35) years from and after January 27, 1983.

3. If at the end of January, 1988 GCO shall not have spent or caused to be spent the full $25,000,000 on or for the benefit of the LIK Block pursuant to paragraph 2 above, the remaining unspent balance at the end of January, 1988 (i.e., the difference between $25,000,000 and the amount actually spent from January 27, 1983

through the end of January, 1988) shall be adjusted effective February 1, 1988 by multiplying the remaining unspent balance at the end of January, 1988 by a fraction, the numerator of which is the Producer Price Index - All Commodities (Index 1967=100) as published by the United States Department of Labor, Bureau of Labor Statistics (hereinafter referred to as the "PPI") for the month of January 1988, and the denominator of which is the PPI for the month of January 1987. The remaining unspent balance at the end of January, 1989 and each January thereafter (as adjusted for the preceding year) shall likewise be adjusted effective each February 1 based on the ratio of the PPI for the immediately preceding January to the PPI for the month of January 1987, until such time within thirty-five (35) years from and after January 27, 1983 as GCO shall have spent or caused to be spent the full $25,000,000 (as so adjusted) on or for the benefit of the LIK Block. In the event the basis or base period for the PPI is changed or the PPI is no longer published by any federal agency subsequent to the date hereof, then the PPI shall be adjusted, if practicable, or a new independently published index shall be used which, after necessary adjustment (if any), provides the most reasonable substitute for the PPI during any period subsequent to the date hereof, it being intended to adjust the PPI or to substitute a new index which most accurately reflects fluctuations in producer prices in the manner presently reported by the PPI.

4. GCO shall be entitled to charge against the $25,000,000 expenditure requirement (as adjusted , if applicable, pursuant to paragraph 3 above) all costs and expenses incurred by or on behalf of GCO in connection with exploration, development, mining, marketing and other activities and operations conducted on or for the benefit of the LIK Block subsequent to January 27, 1983, including, without limitation, prospecting and searching for minerals; drilling, logging and coring; geological, geochemical and geophysical surveys, assays and analyses; environmental, hydrological, soil mechanics and rock mechanics work and studies; assessment work and maintenance of mining claims, camp facilities, and airstrip; preparation of reports, mine design, mining feasibility and marketing studies; capital costs for equipment and facilities for use in development and mining; taxes, fees and other governmental charges related to the mining claims or operations conducted with respect thereto; planning, negotiation, acquisition and implementation of rights and agreements for mine infrastructure, haul roads, loading and transport facilities, marketing and sales contracts; construction and operation of a mine, haul roads, loading and transport facilities and other facilities related thereto; and general and administrative overhead costs related to such operations and activities on or for the benefit of the LIK Block. All such costs and expenses shall be accounted for in accordance with the form of Accounting Procedure (hereinafter referred to as the "Accounting Procedure") attached as Schedule C to the Joint Operating Agreement attached hereto as Exhibit C and made a part hereof, and GCO's general and administrative overhead costs charged hereunder shall be determined in accordance with Section 2.12(a) of the Accounting Procedure and the provisions of Sections 2.12(b) and (c) of the Accounting Procedure shall not apply unless and until GCO has spent or caused to be spent the full $25,000,000 (as adjusted, if applicable, pursuant to paragraph 3 above).

5. . On or before April 30, 1983 GCO shall furnish HOMEX a report summarizing its operations and activities conducted hereunder and a general accounting of all costs and expenses summarized by appropriate classifications

indicative of the nature thereof in accordance with the Accounting Procedure for operations and activities on or for the benefit on the LIK Block from January 27, 1983 through the end of January, 1985. On or before April 30, 1986 and each April 30 thereafter until such time within thirty-five (35) years from and after January 27, 1983 as GCO shall have spent or caused to be spent the full $25,000,000 (as adjusted, if applicable, pursuant to paragraph 3 above), GCO shall furnish HOMEX a similar operations report and accounting for costs and expenses incurred during the preceding annual period through the end of January of each such year, which accounting shall also show the aggregate costs and expenses incurred by or on behalf of GCO from January 27, 1983 through the end of January of the year in which such report and accounting is furnished to HOMEX and the remaining unspent balance attributable to the $25,000,000 (as adjusted, if applicable, pursuant to paragraph 3 above) as of February 1 of the year in which such report and accounting is furnished to HOMEX. HOMEX shall have the right during regular business hours at GCO's offices to audit at its sole expense GCO's accounts and records relating to the accounting of costs and expenses chargeable against the $25,000,000 within a period of twenty-four (24) months following April 30 of the year in which such accounting was furnished to HOMEX. Failure by HOMEX to make written claim to GCO for adjustment to any such accounting within such 24-month period shall conclusively establish the correctness thereof and preclude the filing of exceptions thereto or making of claims for adjustment thereon.

6. So long as this Agreement remains in force, GCO shall have exclusive charge, management and control of all operations and activities related to the LIK Block, and shall be solely responsible for all costs, expenses and liabilities arising out of all such operations and activities. GCO shall also have the exclusive right to use free of cost the camp facilities, airstrip, and other personal property, equipment and related assets held or used in connection with operations hereunder on or for the benefit of the LIK Block. Subject to the foregoing, HOMEX shall retain and continue to own its undivided fifty percent (50%) participating interest in the LIK Block and any additional personal property, equipment or other assets hereafter acquired by GCO for use in connection with operations on the LIK Block to the extent charged against the $25,000,000, unless and until GCO shall have earned sixty percent (60%) of HOMEX's undivided fifty percent (50%) interest in accordance with the terms hereof and HOMEX shall have elected whether to retain an undivided participating interest in the LIK Block as provided below.

7. Within one hundred twenty (120) days after the earlier of:

(a) the receipt by HOMEX of written notice from GCO, accompanied by a final accounting of costs and expenses incurred on or for the benefit of the LIK Block since the last annual accounting for the preceding January, stating that GCO has spent or caused to be spent the full $25,000,000 (as adjusted, if applicable, pursuant to paragraph 3 above) to earn sixty percent (60%) of HOMEX's undivided fifty percent (50%) interest in the LIK Block as provided in paragraph 2 above, or

(b) the receipt by HOMEX of written notice from GCO of its commitment to commence construction of a mine on the LIK Block within one (1) year after such notice, which notice must be accompanied by a definitive mine feasibility study prepared by a recognized independent engineering firm and a statement of the financing arrangements for at least eighty percent (80%) of the cost of such mine construction,

HOMEX shall have a "one time" election either to retain an undivided twenty percent (20%) participating interest in the LIK Block, or to execute and deliver the form of Quitclaim Deed attached hereto as Exhibit D and made a part hereof covering all of HOMEX's interest in the mining claims and other mineral rights included in the LIK Block and reserving a two percent (2%) net smelter return royalty interest in any minerals produced and sold from the LIK Block. Subject to the following provisions of this paragraph 7, should HOMEX elect to retain an undivided twenty percent (20%) participating interest in the LIK Block, all further operations relating to the LIK Block shall be conducted in accordance with the Joint Operating Agreement attached hereto as Exhibit C; PROVIDED, HOWEVER, that any notice delivered to HOMEX pursuant to clause (b) above shall be considered as the "Production Notice" under Section 7.3 of the Joint Operating Agreement and HOMEX must elect to participate in such Production Notice within the 120-day period for its "one time" election permitted hereby.

If HOMEX is required to make such election under clause (b) above prior to GCO's having spent or causing to be spent the full $25,000,000 (as adjusted, if applicable, pursuant to paragraph 3 above), HOMEX's election shall be contigent upon (i) GCO's execution of a mining agreement with a third party mining contractor and/or GCO's execution of contract(s) for mining equipment and other major capital expenditures to construct the mine within the one year period following the notice given to HOMEX, and (ii) GCO's having spent or causing to be spent the remainder of the full $25,000,000 (as adjusted, if applicable, pursuant to paragraph 3 above) within two (2) years following the notice given to HOMEX. If HOMEX elects to retain an undivided twenty percent (20%) participating interest in the LIK Block, then notwithstanding that all further mining operations shall be conducted in accordance with the Joint Operating Agreement, GCO shall bear and pay 100% of all costs and expenses incurred under the Joint Operating Agreement until GCO has spent or caused to be spent the remainder of the full $25,000,000 pursuant to condition (ii) above. Failure by GCO to satisfy either or both of such conditions as provided above shall nullify HOMEX"s original election and permit HOMEX a new "one time" election under the provisions set forth in the first paragraph of this paragraph 7.

Promptly following HOMEX's "one time" election provided for above, if the election is to retain an undivided twenty percent (20%) participating interest in the LIK Block, HOMEX shall execute and deliver to GCO a recordable assignment of sixty percent (60%) of HOMEX's undivided fifty percent (50%) interest in the LIK Block free and clear of all liens, claims and encumbrances created by, through or under HOMEX other than a pro rata portion of the WGM, Inc. one percent (1%) net profits interest after payout applicable to the LIK Block, and the parties shall fill in as appropriate

and execute the Joint Operating Agreement attached hereto as Exhibit C, or if the election is to reserve a two percent (2%) net smelter return royalty interest, HOMEX shall execute and deliver to GCO the form of Quitclaim Deed attached hereto as Exhibit D; PROVIDED, HOWEVER, that if HOMEX's election is made as a result of the notice delivered under clause (b) above, then such election and the execution and delivery of the foregoing documents shall be contingent upon GCO's satisfaction of the above stated conditions (i) and (ii) within the applicable time periods provided therefor.

8. If GCO fails to spend or cause to be spent the full $25,000,000 (as adjusted pursuant to paragraph 3 above) within thirty-five (35) years from and after January 27, 1983 (i.e. no later than January 27, 2018), then this Agreement shall automatically terminate and HOMEX shall retain and continue to own an undivided fifty percent (50%) participating interest in the LIK Block. In such event of termination, the parties shall promptly fill in as appropriate and execute a Joint Operating Agreement substantially in the form attached hereto as Exhibit C and all further operations relating to the LIK Block shall be conducted in accordance with said Joint Operating Agreement.

9. So long as this Agreement remains in force, GCO shall use its best efforts to protect and maintain all of the mining claims included in the LIK Block, provided GCO shall not be liable for the loss of any such mining claims unless such loss is a result of the gross negligence or willful misconduct of GCO. Prior to the voluntary abandonment, surrender or release of any mining claim or claims included in the LIK Block by GCO, GCO shall advise HOMEX at least thirty (30) days in advance of any such abandonment, surrender or release, and upon written request by HOMEX to GCO within such 30-day period, GCO shall assign and quitclaim all of its right, title and interest in such mining claim or claims to HOMEX free and clear of any right or interest of GCO thereto. Failure by HOMEX to request such assignment in writing within the 30-day notice period shall constitute HOMEX's approval of the proposed abandonment, surrender or release. Upon any such abandonment, surrender or release, or assignment by GCO to HOMEX as provided above, of any mining claims included within the LIK Block, the LIK Block shall be revised and redefined to exclude such mining claims hereunder.

10. The liability of the parties under this Agreement shall be several and not joint or collective. It is not the purpose or intention of this Agreement to create, and same shall never be construed as creating, an association, mining partnership, commercial partnership or other partnership relation or joint venture. Each party shall be responsible only for its obligations as set forth herein. Provided, however, that solely for United States federal and state income tax purposes, the relationship of the parties created by this Agreement (the "Tax Partnership") shall be considered as a partnership and all of the terms and provisions set forth and provided in Section 11.2 of the Joint Operating Agreement attached hereto as Exhibit C relating to the Tax Partnership are hereby incorporated by reference and made a part of this Agreement.

11. This Agreement constitutes the entire agreement of the parties and shall be in complete substitution for and shall supercede and replace the WAK

Agreement, the letter agreement dated December 23, 1983 between GCO and HOMEX, and all other prior written or oral agreements or understandings. The WAK Agreement is hereby acknowledged and agreed to be terminated in its entirety for all purposes on and as of January 27, 1983.

12. This Agreement and all the provisions hereof shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors and assigns. This Agreement shall be construed in accordance with and governed by the laws of the State of Texas. All notices or other communications provided for in this Agreement shall be in writing and shall be deemed to have been properly given or delivered if delivered personally or if sent by mail or by telex, with all postage and other charges fully prepaid, addressed to the appropriate party at the address first hereinabove set forth. Either party shall have the right to change its address from time to time by written notice thereof to the other.

IN WITNESS WHEREOF, this Agreement has been executed on the day and year first written above, but shall be effective for all purposes as of January 27, 1983.

HOUSTON OIL & MINERALS EXPLORATION COMPANY

ATTEST:

Name: ~~L. Steve Wagner~~ Michael W. Corden
Title: Assistant Secretary

By:
Name: F. B. Park
Title: President

GCO MINERALS COMPANY

ATTEST:

Name: John C. Swonke
Title: Assistant Secretary

By:
Name: W. H. Tonking
Title: Executive Vice President

STATE OF COLORADO §
§ ss.
County of Jefferson §

THIS IS TO CERTIFY that on the 24th day of October, 1984, at Lakewood, Colorado, before me personally appeared F. B. Park and ~~L. Steve Wagner,~~ [handwritten name], whom I know, and they acknowledged that they executed the foregoing instrument for and on behalf of HOUSTON OIL & MINERALS EXPLORATION COMPANY, a Texas corporation; that they are the President and Assistant Secretary, respectively, of said corporation and are authorized to so execute; that they knew the contents thereof and that the same was the free and voluntary act of said corporation by them performed.

IN WITNESS WHEREOF, I hereunder set my hand and seal.

[Signature]
Notary Public in and for the
State of Colorado

My Commission Expires: My Commission Expires Feb. 19, 1985

STATE OF TEXAS §
§ ss.
County of Harris §

THIS IS TO CERTIFY that on the 17th day of October, 1984, at Houston, Texas, before me personally appeared W. H. Tonking and John C. Swonke, whom I know, and they acknowledged that they executed the foregoing instrument for and on behalf of GCO MINERALS COMPANY, a Texas corporation; that they are the Executive Vice President and Assistant Secretary, respectively, of said corporation and are authorized to so execute; that they knew the contents thereof and that the same was the free and voluntary act of said corporation by them performed.

IN WITNESS WHEREOF, I hereunder set my hand and seal.

Vickie LeBlanc
Notary Public in and for the
State of Texas

My Commission Expires: 11-30-84


EXHIBIT B TO
HOMEX-GCO
LIK BLOCK AGREEMENT
106 Lik. Federal Claims
2 Y Federal Claims
3 Z Federal Claims
185 Silk Federal Claims
10 Lik State Claims
306 Total Claims
Outline of LIK BLOCK
DeLong Mtns. A-2,3 Quadrangle
T 31, 32, 33 N R 19, 20 W
Kateel River Meridian
WULIK RIVER
LIK

EXHIBIT A

TO

HOMEX - GCO

LIK BLOCK AGREEMENT

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PARENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
2019 Fraction	9-14-77	11-30-77	16/96-98	11-30-77	F-31433	24,T32N,R20W
2020	7-11-76	10-4-76	4/462-463			24,T32N,R20W
2020 Amend.		5-16-77	7/900-902	11-15/17-77	F-29421	
2021	7-11-76	10-4-76	4/464			24,T32N,R20W
2021 Amend.		9-16-77	7/903-905	11-15/17-77	F-29422	
2022	7-11-76	10-4-76	4/465			23,T32N,R20W
2022 Amend.		9-16-77	7/906-908	11-15/17-77	F-29423	
2023	7-11-76	10-4-76	4/466			23,T32N,R20W
2023 Amend.		9-16-77	7/909-911	11-15/17-77	F-29424	
2024	7-11-76	10-4-76	4/467			23,T32N,R20W
2024 Amend.		9-16-77	7/912-914	11-15/17-77	F-29425	
2025	7-11-76	10-4-76	4/468			23,T32N,R20W
2025 Amend.		9-16-77	7/915-917	11-15/17-77	F-29426	
2026	7-11-76	10-4-76	4/469			23,T32N,R20W
2026 Amend.		9-16-77	7/918-920	11-15/17-77	F-29427	
2027	7-11-76	10-4-76	4/470			23,T32N,R20W
2027 Amend.		9-16-77	7/921-923	11-15/17-77	F-29428	
2028	7-11-76	10-4-76	4/471			23,T32N,R20W
2028 Amend.		9-16-77	7/924-926	11-15/17-77	F-29429	

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PARENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
2029	7-11-76	10-4-76	4/472			23,T32N,R20W
2029 Amend.		9-16-77	7/927-929	11-15/17-77*	F-29430	
2030	7-11-76	10-4-76	4/473			23,T32N,R20W
2030 Amend.		9-16-77	7/930-932	11-15/17-77*	F-29431	
2031 Fraction	9-12-77	11-30-77	16/99-100	11-30-77	F-31434	22,T32N,R20W
3019 Fraction	9-14-77	11-30-77	16/101-102	11-30-77	F-31435	13,T32N,R20W
3020	7-11-76	10-4-76	4/474			13,T32N,R20W
3020 Amend.		9-16-77	7/933-935	11-15/17-77*	F-29432	
3021	7-11-76	10-4-76	4/475			13,T32N,R20W
3021 Amend.		9-16-77	7/936-938	11-15/17-77*	F-29433	
3022	7-11-76	10-4-76	4/476			14,T32N,R20W
3022 Amend.		9-16-77	7/939-941	11-15/17-77*	F-29434	
3023	7-11-76	10-4-76	4/477			14,T32N,R20W
3023 Amend.		9-16-77	7/942-944	11-15/17-77*	F-29435	
3024	7-11-76	10-4-76	4/478			14,T32N,R20W
3024 Amend.		9-16-77	7/945-947	11-15/17-77*	F-29436	
3025	7-10-76	10-4-76	4/479			14,T32N,R20W
3025 Amend.		9-16-77	7/948-950	11-15/17-77*	F-29437	
3026	7-10-76	10-4-76	4/480			14,T32N,R20W
3026 Amend.		9-16-77	7/951-953	11-15/17-77*	F-29438	

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PARENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
3027	7-10-76	10-4-76	4/481			14,T32N,R20W
3027 Amended		9-16-77	7/954-956	11-15/17-77*	F-29439	
3028	7-10-76	10-4-76	4/482			14,T32N,R20W
3028 Amended		9-16-77	7/957-959	11-15/17-77*	F-29440	
3029	7-10-76	10-4-76	4/483			14,T32N,R20W
3029 Amended		9-16-77	7/960-962	11-15/17-77*	F-29441	
3029 Discovery	8-23-78	9-14-78	20/517-518	9-15-78		
3030	7-10-76	10-4-76	4/484			14,T32N,R20W
3030 Amended		9-16-77	7/963-965	11-15/17-77*	F-29442	
3030 Discovery	9-11-77	11-30-77	16/115	11-30-77		
3030A Fraction	6-19-78	9-14-78	20/519	9-15-76	F-39283	15,T32N,R20W
3030A F.Discov.	8-31-78	9-14-78	20/520	9-15-78		
3030A F.Amend.		8-30-79	24/521-523	8-30-79		
3031	7-10-76	10-4-76	4/485			15,T32N,R20W
3031 Amend.		9-16-77	7/966-968	11-15/17-77*	F-29443	
3031 Discovery	10-19-77	11-30-77	16/116	11-30-77		
3031 Amend.	6-19-78	9-14-78	20/521	9-15-78		
3032	7-11-76	10-4-76	4/486			15,T32N,R20W
3032 Amend.		9-16-77	7/969-971	11-15/17-77*	F-29444	
3032 Discovery	8-23-78	9-14-78	20/522	9-15-78		
3033	7-11-76	10-4-76	4/487			15,T32N,R20W
3033 Amend.		9-16-77	7/972-974	11-15/17-77*	F-29445	
3033 Discovery	8-23-78	9-14-78	20/523	9-15-78		

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PARENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
3034	7-11-76	10-4-76	4/488			15,T32N,R20W
3034 Amended		9-16-77	7/975-977	11-15/17-77*	F-29446	
4019 Fraction	9-14-77	11-30-77	16/103-104	11-30-77	F-31436	13,T32N,R20W
4019 F.Amend.	6-19-78	9-14-78	20/524	9-15-78		
4020	7-7-77	9-2-77	7/417-418	9-2-77	F-25700	13,T32N,R20W
4020 Amended	6-19-78	9-14-78	20/525	9-15-78		
4021	7-7-77	9-2-77	7/419	9-2-77	F-25701	13,T32N,R20W
4021 Amended	6-19-78	9-14-78	20/526	9-15-78		
4022	7-7-77	9-2-77	7/420	9-2-77	F-25702	12,T32N,R20W
4022 Amended		8-30-79	24/524-526	8-30-79		
4023	7-11-76	10-4-76	4/489			14,T32N,R20W
4023 Amend.		9-16-77	7/979-980	11-15/17-77*	F-29447	
4024	7-11-76	10-4-76	4/490			14,T32N,R20W
4024 Amend.		9-16-77	7/981-983	11-15/17-77*	F-29448	
4025	7-10-76	10-4-76	4/491			14,T32N,R20W
4025 Amend.		9-16-77	7/984-986	11-15/17-77*	F-29449	
4026	7-10-76	10-4-76	4/492			14,T32N,R20W
4026 Amend.		9-16-77	7/987-989	11-15/17-77*	F-29450	
4027	7-10-76	10-4-76	4/493			14,T32N,R20W
4027 Amend.		9-16-77	7/990-992	11-15/17-77*	F-29451	
4027 Amend.	6-19-78	9-14-78	20/527	9-15-78		

Claim Block: LTK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PARENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
4028	7-10-76	10-4-76	4/494			14,T32N,R20W
4028 Amended		9-16-77	7/993-995	11-15/17-77*	F-29452	
4028 Amended	6-19-78	9-14-78	20/528	9-15-78		
4029	7-10-76	10-4-76	4/495			14,T32N,R20W
4029 Amended		9-16-77	7/996-998	11-15/17-77*	F-29453	
4029 Amended	6-19-78	9-14-78	20/529	9-15-78		
4029 Discovery	8-23-78	9-14-78	20/530	9-15-78		
4030	7-10-76	10-4-76	4/496			14,T32N,R20W
4030 Amended		9-16-77	7/999-999B	11-15/17-77*	F-29454	
4030 Discovery	9-11-77	11-30-77	16/117	11-30-77		
4030 Amended	6-19-78	9-14-78	20/531	9-15-78		
4031	7-10-76	10-4-76	4/497			15,T32N,R20W
4031 Amended		9-16-77	8/1-3	11-15/17-77*	F-29455	
4031 Discovery	10-15-77	11-30-77	16/118	11-30-77		
4031 Amended	6-19-78	9-14-78	20/532	9-15-78		
4032	7-10-76	10-4-76	4/498			15,T32N,R20W
4032 Amended		9-16-77	8/4-6	11-15/17-77*	F-29456	
4032 Amended	6-19-78	9-14-78	20/533	9-15-78		
4032 Discovery	8-31-78	9-14-78	20/534	9-15-78		
4033	7-10-76	10-4-76	4/499			15,T32N,R20W
4033 Amended		9-16-77	8/7-9	11-15/17-77*	F-29457	
4033 Amended	6-19-78	9-14-78	20/535	9-15-78		

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PARENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
4034	7-10-76	10-4-76	4/500			15,T32N,R20W
4034 Amended		9-16-77	8/10-12	11-15/17-77*	F-29458	
4034 Amended	6-19-78	9-14-78	20/536	9-15-78		
5023	7-11-76	10-4-76	4/501			14,T32N,R20W
5023 Amend.		9-16-77	8/13-15	11-15/17-77*	F-29459	
5024	7-11-76	10-4-76	4/502			14,T32N,R20W
5024 Amended		9-16-77	8/16-18	11-15/17-77*	F-29460	
5025	7-10-76	10-4-76	4/503			14,T32N,R20W
5025 Amend.		9-16-77	8/19-21	11-15/17-77*	F-29461	
5026	7-10-76	10-4-76	4/504			14,T32N,R20W
5026 Amend.		9-16-77	8/22-24	11-15/17-77*	F-29462	
5027	7-10-76	10-4-76	4/505			14,T32N,R20W
5027 Amended		9-16-77	8/25-27	11-15/17-77*	F-29463	
5027 Discovery	9-11-77	11-30-77	16/119	11-30-77		
5027 Amended	6-20-78	9-14-78	20/537	9-15-78		
5028	7-10-76	10-4-76	4/506			14,T32N,R20W
5028 Amended		9-16-77	8/28-30	11-15/17-77*	F-29464	
5028 Discovery	9-11-77	11-30-77	16/120	11-30-77		
5028 Amended	6-20-78	9-14-78	20/538	9-15-78		

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PARENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
5029	7-10-76	10-4-76	4/507			14,T32N,R20W
5029 Amended		9-16-77	8/31-33	11-15/17-77*	F-29465	
5029 Amended	6-20-78	9-14-78	20/539	9-15-78		
5029 Discovery	8-23-78	9-14-78	20/540	9-15-78		
5030	7-10-76	10-4-76	4/508			14,T32N,R20W
5030 Amend.		9-16-77	8/34-36	11-15/17-77*	F-29466	
5030 Amend.	6-20-78	9-14-78	20/541	9-15-78		
5030 Discovery	8-23-78	9-14-78	20/542	9-15-78		
5031	7-10-76	10-4-76	4/509			15,T32N,R20W
5031 Amended		9-16-77	8/37-39	11-15/17-77*	F-29467	
5031 Amended	6-20-78	9-14-70	20/543	9-15-78		
5031 Discovery	8-23-78	9-14-78	20/544	9-15-78		
5032	7-10-76	10-4-76	4/510			15,T32N,R20W
5032 Amended		9-16-77	8/40-42	11-15/17-77*	F-29468	
5032 Amended	6-20-78	9-14-78	20/545	9-15-78		
5033	7-10-76	10-4-76	4/511			15,T32N,R20W
5033 Amended		9-16-77	8/43-45	11-15/17-77*	F-29469	
5033 Amended	6-20-78	9-14-78	20/546	9-15-78		

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PARENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
5034	7-10-76	10-4-76	4/512			15,T32N,R20W
5034 Amended		9-16-77	8/46-48	11-15/17-77*	F-29470	
5034 Amended	6-20-78	9-14-78	20/547	9-15-78		
5035	7-31-77	9-2-77	7/421	9-2-77	F-25703	15,T32N,R20W
5035 Amended	6-20-78	9-14-78	20/548	9-15-78		
5035X Fract.	8-28-77	9-2-77	7/422	9-2-77	F-25704	15,T32N,R20W
5035X F.Amend		8-30-79	24/527-529	8-30-79		
5036	7-31-77	9-2-77	7/423	9-2-77	F-25705	15,T32N,R20W
5036 Amend	6-20-78	9-14-78	20/549	9-15-78		
5037	7-31-77	9-2-77	7/424	9-2-77	F-25706	15,T32N,R20W
5037 Amend.	7-3-78	9-14-78	20/550	9-15-78		
5038	7-31-77	9-2-77	7/425	9-2-77	F-25707	15,T32N,R20W
5038 Amend.	7-3-78	9-14-78	20/551	9-15-78		
5039	7-31-77	9-2-77	7/426	9-2-77	F-25708	15,T32N,R20W
5039 Amend.	7-3-78	9-14-78	20/552	9-15-78		
5040	8-1-77	9-2-77	7/427	9-2-77	F-25709	16,T32N,R20W
5040 Amend.	7-3-78	9-14-78	20/553	9-15-78		
5041	8-1-77	9-2-77	7/428	9-2-77	F-25710	16,T32N,R20W
5041 Amend.	7-3-78	9-14-78	20/554	9-15-78		
5042	8-1-77	9-2-77	7/429	9-2-77	F-25711	16,T32N,R20W
5042 Amend.	7-3-78	9-14-78	20/555	9-15-78		
5043	8-1-77	9-2-77	7/430	9-2-77	F-25712	16,T32N,R20W
5043 Amend.	7-3-78	9-14-78	20/556	9-15-78		

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PARENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
6020 Fract.	9-16-77	11-30-77	16/105-106	11-30-77	F-31437	12,T32N,R20W
6021 Fract.	9-16-77	11-30-77	16/107-108	11-30-77	F-31438	12,T32N,R20W
6022	9-14-77	11-30-77	16/109-110	11-30-77	F-31439	11,T32N,R20W
6023	7-11-76	10-4-76	4/513			11,T32N,R20W
6023 Amended		9-16-77	8/49-51	11-15/17-77*	F-29471	
6024	7-11-76	10-4-76	4/514			11,T32N,R20W
6024 Amended		9-16-77	8/52-54	11-15/17-77*	F-29472	
6025	7-11-76	10-4-76	4/515			11,T32N,R20W
6025 Amended		9-16-77	8/55-57	11-15/17-77*	F-29473	
6026	7-11-76	10-4-76	4/516			11,T32N,R20W
6026 Amended		9-16-77	8/58-60	11-15/17-77*	F-29474	
6027	7-11-76	10-4-76	4/517			11,T32N,R20W
6027 Amended		9-16-77	8/61-63	11-15/17-77*	F-29475	
6028	7-11-76	10-4-76	4/518			11,T32N,R20W
6028 Amended		9-16-77	8/64-66	11-15/17-77*	F-29476	
6029	7-11-76	10-4-76	4/519			11,T32N,R20W
6029 Amended		9-16-77	8/67-69	11-15/17-77*	F-29477	
6030	8-24-76	10-4-76	4/520			11,T32N,R20W
6030 Amended		9-16-77	8/70-72	11-15/17-77*	F-29478	
6030 Amended	7-3-78	9-14-78	20/562	9-15-78		
6031	8-24-76	10-4-76	4/521			10,T32N,R20W
6031 Amended		9-16-77	8/73-75	11-15/17-77*	F-29479	
6031 Amended	7-3-78	9-14-78	20/563	9-15-78		

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PARENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
6032	8-24-76	10-4-76	4/522			10,T32N,R20W
6032 Amended		9-16-77	8/76-78	11-15/17-77*	F-29480	
6032 Amended	7-3-78	9-14-78	20/564	9-15-78		
6033	8-1-77	9-2-77	7/435	9-2-77	F-25717	10,T32N,R20W
6033 Amended	7-3-78	9-14-78	20/565	9-15-78		
6034	8-1-77	9-2-77	7/436	9-2-77	F-25718	10,T32N,R20W
6034 Amended	7-3-78	9-14-78	20/566	9-15-78		
6035	8-1-77	9-2-77	7/437	9-2-77	F-25719	10,T32N,R20W
6035 Amended	7-3-78	9-14-78	20/567	9-15-78		
6036	8-3-77	9-2-77	7/438	9-2-77	F-25720	10,T32N,R20W
6036 Amended	7-3-78	9-14-78	20/568	9-15-78		
6037	8-3-77	9-2-77	7/439	9-2-77	F-25721	10,T32N,R20W
6037 Amended	7-3-78	9-14-78	20/569	9-15-78		
6038	8-3-77	9-2-77	7/440	9-2-77	F-25722	10,T32N,R20W
6038 Amended	7-3-78	9-14-78	20/570	9-15-78		
6039	8-3-77	9-2-77	7/441	9-2-77	F-25723	10,T32N,R20W
6039 Amended	7-3-78	9-14-78	20/571	9-15-78		
6040	8-3-77	9-2-77	7/442	9-2-77	F-25724	10,T32N,R20W
6040 Amended	7-3-78	9-14-78	20/572	9-15-78		
6041	8-4-77	9-2-77	7/443	9-2-77	F-25725	9,T32N,R20W
6041 Amended	7-3-78	9-14-78	20/573	9-15-78		
6042	8-4-77	9-2-77	7/444	9-2-77	F-25726	9,T32N,R20W
6042 Amended	7-3-78	9-14-78	20/574	9-15-78		
6043	8-4-77	9-2-77	7/445	9-2-77	F-25727	9,T32N,R20W
6043 Amended	7-3-78	9-14-78	20/575	9-15-78		

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PARENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
7020	9-16-77	11-30-77	16/111-112	11-30-77	F-31440	12,T32N,R20W
7021	9-16-77	11-30-77	16/113-114	11-30-77	F-31441	12,T32N,R20W
7022	7-7-77	9-2-77	7/450	9-2-77	F-25732	11,T32N,R20W
7023	7-7-77	9-2-77	7/451	9-2-77	F-25733	11,T32N,R20W
7024	7-7-77	9-2-77	7/452	9-2-77	F-25734	11,T32N,R20W
7025	7-7-77	9-2-77	7/453	9-2-77	F-25735	11,T32N,R20W
7026	7-7-77	9-2-77	7/454	9-2-77	F-25736	11,T32N,R20W
7026 Amend.Cert.		8-30-79	24/533-535	8-30-79		
7027	7-7-77	9-2-77	7/455	9-2-77	F-25737	11,T32N,R20W
7028	7-8-77	9-2-77	7/456	9-2-77	F-25738	11,T32N,R20W
7029	7-8-77	9-2-77	7/457	9-2-77	F-25739	11,T32N,R20W
7030	7-8-77	9-2-77	7/458	9-2-77	F-25740	11,T32N,R20W
7030 Amend.Cert.		8-30-79	24/536-538	8-30-79		
7031	7-8-77	9-2-77	7/459	9-2-77	F-25741	11,T32N,R20W
7031 Amend.Cert.		8-30-79	24/539-541	8-30-79		
7032	7-8-77	9-2-77	7/460	9-2-77	F-25742	10,T32N,R20W
7032 Amend.	7-7-78	9-14-78	20/581	9-15-78		
7033	7-7-78	9-14-78	20/582	9-15-78	F-39286	10,T32N,R20W

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PARENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
Y 111	9-22-77	11-30-77	16/121-122	11-30-77	F-31442	14,T32N,R20W
Y 112	9-22-77	11-30-77	16/123-124	11-30-77	F-31443	15,T32N,R20W
Z 320	9-12-77	11-30-77	16/125-126	11-30-77	F-31444	13,T32N,R20W
Z 321	9-12-77	11-30-77	16/127-128	11-30-77	F-31445	13,T32N,R20W
Z 322	9-12-77	11-30-77	16/129-130	11-30-77	F-31446	14,T32N,R20W

Claim Block: LIK
Recording District: Barrow
Type of Claim: State
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

Claim #	Location Date	Dist. Record. Recording Date	Book/Page Number	ADL Recording Date	ADL Parent Serial Number	Section, Township and Range
3030SA1	8/21/79	10/29/79	24/918-919	11/29/79	314610	14,32N,20W
3030SA2	8/21/79	10/29/79	24/920-921	11/29/79	314611	14&23,32N,20W
4022SA1	8/23/79	10/29/79	24/914-915	11/29/79	314612	13&14,32N,20W
4022SA2	8/23/79	10/29/79	24/916-917	11/29/79	314613	13&14,32N,20W
5035SA	8/23/79	10/29/79	24/912-913	11/29/79	314614	15,32N,20W
5044SA	8/23/79	10/29/79	24/910-911	11/29/79	314615	16,32N,20W
7026SA1	8/29/79	10/29/79	24/922-923	11/29/79	314616	11,32N,20W
7026SA2	8/29/79	10/29/79	24/924-925	11/29/79	314617	11&14 32N,20W
7030SA1	9/9/79	10/29/79	24/926-927	11/29/79	314618	11,32N,20W
7030SA2	9/9/79	10/29/79	24/928-929	11/29/79	314619	11&14 32N,20W

Claim Block: SILK
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

Claim #	Location Date	Dist. Record Recording Date	Book/Page Number	BLM Recording Date	BLM Parent Serial Number	Section, Township and Range of NE Corner
33	8-22-77	10-7-77	8/242-243	10-7-77	F-26533	10, 32N,20W
34	8-22-77	10-7-77	8/244	10-7-77	F-26534	10, 32N,20W
35	8-22-77	10-7-77	8/245	10-7-77	F-26535	10, 32N,20W
36	8-21-77	10-7-77	8/246	10-7-77	F-26536	10, 32N,20W
37	8-21-77	10-7-77	8/247	10-7-77	F-26537	10, 32N,20W
38	8-21-77	10-7-77	8/248	10-7-77	F-26538	10, 32N,20W
39	8-21-77	10-7-77	8/249	10-7-77	F-26539	10, 32N,20W
40	8-21-77	10-7-77	8/250	10-7-77	F-26540	10, 32N,20W
41	8-21-77	10-7-77	8/251	10-7-77	F-26541	9, 32N,20W
42	8- 4-77	10-7-77	8/252	10-7-77	F-26542	9, 32N,20W
118	9-18-77	10-7-77	8/269	10-7-77	F-26559	12, 32N,20W
119	8-20-77	10-7-77	8/270	10-7-77	F-26560	12, 32N,20W
120	8-20-77	10-7-77	8/271	10-7-77	F-26561	12, 32N,20W
121	8-20-77	10-7-77	8/272	10-7-77	F-26562	12, 32N,20W
122	8-20-77	10-7-77	8/273	10-7-77	F-26563	11, 32N,20W
123	8-20-77	10-7-77	8/274	10-7-77	F-26564	11, 32N,20W

Claim Block: SILK
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

Claim #	Location Date	Dist. Record. Recording Date	Book/Page Number	BLM Recording Date	BLM Parent Serial Number	Section, Township and Range of NE Corner
124	7-30-77	10-7-77	8/275	10-7-77	F-26565	11, 32N,20W
125	8-21-77	10-7-77	8/276	10-7-77	F-26566	11, 32N,20W
126	8-21-77	10-7-77	8/277	10-7-77	F-26567	11, 32N,20W
127	8-21-77	10-7-77	8/278	10-7-77	F-26568	11, 32N,20W
128	8-22-77	10-7-77	8/279	10-7-77	F-26569	11, 32N,20W
129	8-22-77	10-7-77	8/280	10-7-77	F-26570	11, 32N,20W
130	8-21-77	10-7-77	8/281	10-7-77	F-26571	11, 32N,20W
131	8-21-77	10-7-77	8/282	10-7-77	F-26572	11, 32N,20W
132	8-21-77	10-7-77	8/283	10-7-77	F-26573	10, 32N,20W
133	8-21-77	10-7-77	8/284	10-7-77	F-26574	10, 32N,20W
134	8-21-77	10-7-77	8/285	10-7-77	F-26575	10, 32N,20W
135	8-21-77	10-7-77	8/286	10-7-77	F-26576	10, 32N,20W
136	8-21-77	10-7-77	8/287	10-7-77	F-26577	10, 32N,20W
137	8-21-77	10-7-77	8/288	10-7-77	F-26578	10, 32N,20W
138	8-21-77	10-7-77	8/289	10-7-77	F-26579	10, 32N,20W
139	8-21-77	10-7-77	8/290	10-7-77	F-26580	10, 32N,20W
140	8-21-77	10-7-77	8/291	10-7-77	F-26581	10, 32N,20W
141	8- 3-77	10-7-77	8/292	10-7-77	F-26582	9, 32N,20W
142	8- 3-77	10-7-77	8/293	10-7-77	F-26583	9, 32N,20W
216	7-31-77	10-7-77	8/310	10-7-77	F-26600	12, 32N,20W
217	7-31-77	10-7-77	8/311	10-7-77	F-26601	12, 32N,20W
218	7-31-77	10-7-77	8/312	10-7-77	F-26602	12, 32N,20W
219	7-31-77	10-7-77	8/313	10-7-77	F-26603	12, 32N,20W
220	7-31-77	10-7-77	8/314	10-7-77	F-26604	12, 32N,20W
221	7-31-77	10-7-77	8/315	10-7-77	F-26605	12, 32N,20W
222	7-31-77	10-7-77	8/316	10-7-77	F-26606	11, 32N,20W
223	7-31-77	10-7-77	8/317	10-7-77	F-26607	11, 32N,20W
224	7-30-77	10-7-77	8/318	10-7-77	F-26608	11, 32N,20W
225	8-21-77	10-7-77	8/319	10-7-77	F-26609	11, 32N,20W
226	8-21-77	10-7-77	8/320	10-7-77	F-26610	11, 32N,20W
227	8-21-77	10-7-77	8/321	10-7-77	F-26611	11, 32N,20W
228	8-21-77	10-7-77	8/322	10-7-77	F-26612	11, 32N,20W
229	8-21/22-77	10-7-77	8/323-324	10-7-77	F-26613	11, 32N,20W

Claim Block: SILK
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

Claim #	Location Date	Dist. Record. Recording Date	Book/Page Number	BLM Recording Date	BLM Parent Serial Number	Section, Township and Range of NE Corner
230	8-21/22-77	10-7-77	8/325-326	10-7-77	F-26614	11, 32N,20W
231	8-22-77	10-7-77	8/327	10-7-77	F-26615	11, 32N,20W
232	8-22-77	10-7-77	8/328	10-7-77	F-26616	10, 32N,20W
233	8-22-77	10-7-77	8/329	10-7-77	F-26617	10, 32N,20W
234	8-22-77	10-7-77	8/330	10-7-77	F-26618	10, 32N,20W
235	8- 3-77	10-7-77	8/331	10-7-77	F-26619	10, 32N,20W
236	8- 3-77	10-7-77	8/332	10-7-77	F-26620	10, 32N,20W
237	8- 3-77	10-7-77	8/333	10-7-77	F-26621	10, 32N,20W
238	8- 3-77	10-7-77	8/334	10-7-77	F-26622	10, 32N,20W
239	8- 3-77	10-7-77	8/335	10-7-77	F-26623	10, 32N,20W
240	8- 3-77	10-7-77	8/336	10-7-77	F-26624	9, 32N,20W
241	8- 3-77	10-7-77	8/337	10-7-77	F-26625	9, 32N,20W
242	8- 3-77	10-7-77	8/338	10-7-77	F-26626	9, 32N,20W
316	7-31-77	10-7-77	8/351	10-7-77	F-26639	1, 32N,20W
317	7-31-77	10-7-77	8/352	10-7-77	F-26640	1, 32N,20W
318	7-31-77	10-7-77	8/353	10-7-77	F-26641	1, 32N,20W
319	7-31-77	10-7-77	8/354	10-7-77	F-26642	1, 32N,20W
320	7-31-77	10-7-77	8/355	10-7-77	F-26643	1, 32N,20W
321	7-31-77	10-7-77	8/356	10-7-77	F-26644	1, 32N,20W
322	7-31-77	10-7-77	8/357	10-7-77	F-26645	2, 32N,20W
323	7-31-77	10-7-77	8/358	10-7-77	F-26646	2, 32N,20W
324	7-30-77	10-7-77	8/359	10-7-77	F-26647	2, 32N,2CW
325	8-21-77	10-7-77	8/360	10-7-77	F-26648	2, 32N,20W
326	8-21-77	10-7-77	8/361	10-7-77	F-26649	2, 32N,20W
327	8-21-77	10-7-77	8/362-363	10-7-77	F-26650	2, 32N,20W
328	8-21-77	10-7-77	8/364-365	10-7-77	F-26651	2, 32N,20W
329	8-21-77	10-7-77	8/366-367	10-7-77	F-26652	2, 32N,20W

Claim Block: SILK
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

Claim #	Location Date	Dist. Record. Recording Date	Book/Page Number	BLM Recording Date	BLM Parent Serial Number	Section, Township and Range of NE Corner
330	8-21-77	10-7-77	8/368	10-7-77	F-26653	2, 32N,20W
331	8-21-77	10-7-77	8/369	10-7-77	F-26654	2, 32N,20W
332	8-21-77	10-7-77	8/370	10-7-77	F-26655	3, 32N,20W
333	8-21-77	10-7-77	8/371	10-7-77	F-26656	3, 32N,20W
334	8- 3-77	10-7-77	8/372	10-7-77	F-26657	3, 32N,20W
335	8- 3-77	10-7-77	8/373	10-7-77	F-26658	3, 32N,20W
336	8- 3-77	10-7-77	8/374	10-7-77	F-26659	3, 32N,20W
337	8- 3-77	10-7-77	8/375	10-7-77	F-26660	3, 32N,20W
338	8- 3-77	10-7-77	8/376	10-7-77	F-26661	3, 32N,20W
339	8- 3-77	10-7-77	8/377	10-7-77	F-26662	3, 32N,20W
340	8- 3-77	10-7-77	8/378	10-7-77	F-26663	3, 32N,20W
341	8- 3-77	10-7-77	8/379	10-7-77	F-26664	2, 32N,20W
342	8- 3-77	10-7-77	8/380	10-7-77	F-26665	2, 32N,20W
411	7-31-77	10-7-77	8/384	10-7-77	F-26669	6, 32N,19W
412	7-31-77	10-7-77	8/385	10-7-77	F-26670	1, 32N,20W
413	7-31-77	10-7-77	8/386	10-7-77	F-26671	1, 32N,20W
414	7-31-77	10-7-77	8/387	10-7-77	F-26672	1, 32N,20W
415	7-31-77	10-7-77	8/388	10-7-77	F-26673	1, 32N,20W
416	7-31-77	10-7-77	8/389	10-7-77	F-26674	1, 32N,20W
417	7-31-77	10-7-77	8/390	10-7-77	F-26675	1, 32N,20W
418	7-31-77	10-7-77	8/391	10-7-77	F-26676	1, 32N,20W
419	7-31-77	10-7-77	8/392	10-7-77	F-26677	1, 32N,20W
420	7-31-77	10-7-77	8/393	10-7-77	F-26678	1, 32N,20W
421	7-31-77	10-7-77	8/394	10-7-77	F-26679	1, 32N,20W
422	7-31-77	10-7-77	8/395	10-7-77	F-26680	2, 32N,20W
423	7-31-77	10-7-77	8/396	10-7-77	F-26681	2, 32N,20W
424	7-30-77	10-7-77	8/397	10-7-77	F-26682	2, 32N,20W
425	8-21-77	10-7-77	8/398	10-7-77	F-26683	2, 32N,20W
426	8-21-77	10-7-77	8/399	10-7-77	F-26684	2, 32N,20W

EXHIBIT B-1

LIK Block Agreement

[see attached]

LIK BLOCK AGREEMENT

THIS AGREEMENT is made and entered into this 17th day of October, 1984, but effective for all purposes as of January 27, 1983, by and between HOUSTON OIL & MINERALS EXPLORATION COMPANY, a Texas corporation, as successor in interest to Houston Oil and Minerals Corporation, whose address is P. O. Box 27F, Lakewood, Colorado 80227 (herein called "HOMEX"), and GCO MINERALS COMPANY, a Texas corporation, whose address is P. O. Box 4258, Houston, Texas 77210 (herein called "GCO");

W I T N E S S E T H:

WHEREAS, HOMEX and GCO each own an undivided fifty percent (50%) participating interest in that certain Joint Operating Agreement for the Western Alaska Project dated May 12, 1978 but effective for all purposes as of January 27, 1977, as amended by First Amendment to Joint Operating Agreement dated November 28, 1978 (the Joint Operating Agreement, as amended, being herein called the "WAK Agreement"), providing for the exploration, development and mining of certain metallic and non-metallic minerals within certain areas in the State of Alaska; and

WHEREAS, the parties have agreed to terminate the WAK Agreement as to all areas in the State of Alaska covered thereby, including the LIK Block (as hereinafter defined), effective as of January 27, 1983, and to enter into this Agreement whereby GCO may earn and acquire certain of HOMEX's undivided fifty percent (50%) interest in the LIK Block;

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements provided herein, GCO and HOMEX hereby agree as follows:

1. For purposes of this Agreement, the "LIK Block" shall mean the 296 unpatented Federal mining claims and the 10 State mining claims listed on Exhibit A attached hereto and made a part hereof, covering the lands in the DeLong Mountains Mining District, State of Alaska, as outlined in red on the plat attached as Exhibit B hereto and made a part hereof, together with the existing camp facilities and airstrip, and other personal property, equipment and related assets held or used in connection with operations hereunder on the LIK Block.

2. Subject to all of the terms and conditions contained herein, HOMEX hereby grants to GCO the exclusive and irrevocable right and option to earn and acquire sixty percent (60%) of HOMEX's undivided fifty percent (50%) interest in and to the LIK Block and all mineral deposits located therein by spending or causing to be spent Twenty-Five Million Dollars ($25,000,000) on or for the benefit of the LIK Block within thirty-five (35) years from and after January 27, 1983.

3. If at the end of January, 1988 GCO shall not have spent or caused to be spent the full $25,000,000 on or for the benefit of the LIK Block pursuant to paragraph 2 above, the remaining unspent balance at the end of January, 1988 (i.e., the difference between $25,000,000 and the amount actually spent from January 27, 1983 -

through the end of January, 1988) shall be adjusted effective February 1, 1988 by multiplying the remaining unspent balance at the end of January, 1988 by a fraction, the numerator of which is the Producer Price Index - All Commodities (Index 1967=100) as published by the United States Department of Labor, Bureau of Labor Statistics (hereinafter referred to as the "PPI") for the month of January 1988, and the denominator of which is the PPI for the month of January 1987. The remaining unspent balance at the end of January, 1989 and each January thereafter (as adjusted for the preceding year) shall likewise be adjusted effective each February 1 based on the ratio of the PPI for the immediately preceding January to the PPI for the month of January 1987, until such time within thirty-five (35) years from and after January 27, 1983 as GCO shall have spent or caused to be spent the full $25,000,000 (as so adjusted) on or for the benefit of the LIK Block. In the event the basis or base period for the PPI is changed or the PPI is no longer published by any federal agency subsequent to the date hereof, then the PPI shall be adjusted, if practicable, or a new independently published index shall be used which, after necessary adjustment (if any), provides the most reasonable substitute for the PPI during any period subsequent to the date hereof, it being intended to adjust the PPI or to substitute a new index which most accurately reflects fluctuations in producer prices in the manner presently reported by the PPI.

4. GCO shall be entitled to charge against the $25,000,000 expenditure requirement (as adjusted , if applicable, pursuant to paragraph 3 above) all costs and expenses incurred by or on behalf of GCO in connection with exploration, development, mining, marketing and other activities and operations conducted on or for the benefit of the LIK Block subsequent to January 27, 1983, including, without limitation, prospecting and searching for minerals; drilling, logging and coring; geological, geochemical and geophysical surveys, assays and analyses; environmental, hydrological, soil mechanics and rock mechanics work and studies; assessment work and maintenance of mining claims, camp facilities, and airstrip; preparation of reports, mine design, mining feasibility and marketing studies; capital costs for equipment and facilities for use in development and mining; taxes, fees and other governmental charges related to the mining claims or operations conducted with respect thereto; planning, negotiation, acquisition and implementation of rights and agreements for mine infrastructure, haul roads, loading and transport facilities, marketing and sales contracts; construction and operation of a mine, haul roads, loading and transport facilities and other facilities related thereto; and general and administrative overhead costs related to such operations and activities on or for the benefit of the LIK Block. All such costs and expenses shall be accounted for in accordance with the form of Accounting Procedure (hereinafter referred to as the "Accounting Procedure") attached as Schedule C to the Joint Operating Agreement attached hereto as Exhibit C and made a part hereof, and GCO's general and administrative overhead costs charged hereunder shall be determined in accordance with Section 2.12(a) of the Accounting Procedure and the provisions of Sections 2.12(b) and (c) of the Accounting Procedure shall not apply unless and until GCO has spent or caused to be spent the full $25,000,000 (as adjusted, if applicable, pursuant to paragraph 3 above).

5. . On or before April 30, 1985 GCO shall furnish HOMEX a report summarizing its operations and activities conducted hereunder and a general accounting of all costs and expenses summarized by appropriate classifications

indicative of the nature thereof in accordance with the Accounting Procedure for operations and activities on or for the benefit on the LIK Block from January 27, 1983 through the end of January, 1985. On or before April 30, 1986 and each April 30 thereafter until such time within thirty-five (35) years from and after January 27, 1983 as GCO shall have spent or caused to be spent the full $25,000,000 (as adjusted, if applicable, pursuant to paragraph 3 above), GCO shall furnish HOMEX a similar operations report and accounting for costs and expenses incurred during the preceding annual period through the end of January of each such year, which accounting shall also show the aggregate costs and expenses incurred by or on behalf of GCO from January 27, 1983 through the end of January of the year in which such report and accounting is furnished to HOMEX and the remaining unspent balance attributable to the $25,000,000 (as adjusted, if applicable, pursuant to paragraph 3 above) as of February 1 of the year in which such report and accounting is furnished to HOMEX. HOMEX shall have the right during regular business hours at GCO's offices to audit at its sole expense GCO's accounts and records relating to the accounting of costs and expenses chargeable against the $25,000,000 within a period of twenty-four (24) months following April 30 of the year in which such accounting was furnished to HOMEX. Failure by HOMEX to make written claim to GCO for adjustment to any such accounting within such 24-month period shall conclusively establish the correctness thereof and preclude the filing of exceptions thereto or making of claims for adjustment thereon.

6. So long as this Agreement remains in force, GCO shall have exclusive charge, management and control of all operations and activities related to the LIK Block, and shall be solely responsible for all costs, expenses and liabilities arising out of all such operations and activities. GCO shall also have the exclusive right to use free of cost the camp facilities, airstrip, and other personal property, equipment and related assets held or used in connection with operations hereunder on or for the benefit of the LIK Block. Subject to the foregoing, HOMEX shall retain and continue to own its undivided fifty percent (50%) participating interest in the LIK Block and any additional personal property, equipment or other assets hereafter acquired by GCO for use in connection with operations on the LIK Block to the extent charged against the $25,000,000, unless and until GCO shall have earned sixty percent (60%) of HOMEX's undivided fifty percent (50%) interest in accordance with the terms hereof and HOMEX shall have elected whether to retain an undivided participating interest in the LIK Block as provided below.

7. Within one hundred twenty (120) days after the earlier of:

(a) the receipt by HOMEX of written notice from GCO, accompanied by a final accounting of costs and expenses incurred on or for the benefit of the LIK Block since the last annual accounting for the preceding January, stating that GCO has spent or caused to be spent the full $25,000,000 (as adjusted, if applicable, pursuant to paragraph 3 above) to earn sixty percent (60%) of HOMEX's undivided fifty percent (50%) interest in the LIK Block as provided in paragraph 2 above, or

(b) the receipt by HOMEX of written notice from GCO of its commitment to commence construction of a mine on the LIK Block within one (1) year after such notice, which notice must be accompanied by a definitive mine feasibility study prepared by a recognized independent engineering firm and a statement of the financing arrangements for at least eighty percent (80%) of the cost of such mine construction,

HOMEX shall have a "one time" election either to retain an undivided twenty percent (20%) participating interest in the LIK Block, or to execute and deliver the form of Quitclaim Deed attached hereto as Exhibit D and made a part hereof covering all of HOMEX's interest in the mining claims and other mineral rights included in the LIK Block and reserving a two percent (2%) net smelter return royalty interest in any minerals produced and sold from the LIK Block. Subject to the following provisions of this paragraph 7, should HOMEX elect to retain an undivided twenty percent (20%) participating interest in the LIK Block, all further operations relating to the LIK Block shall be conducted in accordance with the Joint Operating Agreement attached hereto as Exhibit C; PROVIDED, HOWEVER, that any notice delivered to HOMEX pursuant to clause (b) above shall be considered as the "Production Notice" under Section 7.3 of the Joint Operating Agreement and HOMEX must elect to participate in such Production Notice within the 120-day period for its "one time" election permitted hereby.

If HOMEX is required to make such election under clause (b) above prior to GCO's having spent or causing to be spent the full $25,000,000 (as adjusted, if applicable, pursuant to paragraph 3 above), HOMEX's election shall be contigent upon (i) GCO's execution of a mining agreement with a third party mining contractor and/or GCO's execution of contract(s) for mining equipment and other major capital expenditures to construct the mine within the one year period following the notice given to HOMEX, and (ii) GCO's having spent or causing to be spent the remainder of the full $25,000,000 (as adjusted, if applicable, pursuant to paragraph 3 above) within two (2) years following the notice given to HOMEX. If HOMEX elects to retain an undivided twenty percent (20%) participating interest in the LIK Block, then notwithstanding that all further mining operations shall be conducted in accordance with the Joint Operating Agreement, GCO shall bear and pay 100% of all costs and expenses incurred under the Joint Operating Agreement until GCO has spent or caused to be spent the remainder of the full $25,000,000 pursuant to condition (ii) above. Failure by GCO to satisfy either or both of such conditions as provided above shall nullify HOMEX"s original election and permit HOMEX a new "one time" election under the provisions set forth in the first paragraph of this paragraph 7.

Promptly following HOMEX's "one time" election provided for above, if the election is to retain an undivided twenty percent (20%) participating interest in the LIK Block, HOMEX shall execute and deliver to GCO a recordable assignment of sixty percent (60%) of HOMEX's undivided fifty percent (50%) interest in the LIK Block free and clear of all liens, claims and encumbrances created by, through or under HOMEX other than a pro rata portion of the WGM, Inc. one percent (1%) net profits interest after payout applicable to the LIK Block, and the parties shall fill in as appropriate

and execute the Joint Operating Agreement attached hereto as Exhibit C, or if the election is to reserve a two percent (2%) net smelter return royalty interest, HOMEX shall execute and deliver to GCO the form of Quitclaim Deed attached hereto as Exhibit D; PROVIDED, HOWEVER, that if HOMEX's election is made as a result of the notice delivered under clause (b) above, then such election and the execution and delivery of the foregoing documents shall be contingent upon GCO's satisfaction of the above stated conditions (i) and (ii) within the applicable time periods provided therefor.

8. If GCO fails to spend or cause to be spent the full $25,000,000 (as adjusted pursuant to paragraph 3 above) within thirty-five (35) years from and after January 27, 1983 (i.e. no later than January 27, 2018), then this Agreement shall automatically terminate and HOMEX shall retain and continue to own an undivided fifty percent (50%) participating interest in the LIK Block. In such event of termination, the parties shall promptly fill in as appropriate and execute a Joint Operating Agreement substantially in the form attached hereto as Exhibit C and all further operations relating to the LIK Block shall be conducted in accordance with said Joint Operating Agreement.

9. So long as this Agreement remains in force, GCO shall use its best efforts to protect and maintain all of the mining claims included in the LIK Block, provided GCO shall not be liable for the loss of any such mining claims unless such loss is a result of the gross negligence or willful misconduct of GCO. Prior to the voluntary abandonment, surrender or release of any mining claim or claims included in the LIK Block by GCO, GCO shall advise HOMEX at least thirty (30) days in advance of any such abandonment, surrender or release, and upon written request by HOMEX to GCO within such 30-day period, GCO shall assign and quitclaim all of its right, title and interest in such mining claim or claims to HOMEX free and clear of any right or interest of GCO thereto. Failure by HOMEX to request such assignment in writing within the 30-day notice period shall constitute HOMEX's approval of the proposed abandonment, surrender or release. Upon any such abandonment, surrender or release, or assignment by GCO to HOMEX as provided above, of any mining claims included within the LIK Block, the LIK Block shall be revised and redefined to exclude such mining claims hereunder.

10. The liability of the parties under this Agreement shall be several and not joint or collective. It is not the purpose or intention of this Agreement to create, and same shall never be construed as creating, an association, mining partnership, commercial partnership or other partnership relation or joint venture. Each party shall be responsible only for its obligations as set forth herein. Provided, however, that solely for United States federal and state income tax purposes, the relationship of the parties created by this Agreement (the "Tax Partnership") shall be considered as a partnership and all of the terms and provisions set forth and provided in Section 11.2 of the Joint Operating Agreement attached hereto as Exhibit C relating to the Tax Partnership are hereby incorporated by reference and made a part of this Agreement.

11. This Agreement constitutes the entire agreement of the parties and shall be in complete substitution for and shall supercede and replace the WAK

Agreement, the letter agreement dated December 23, 1983 between GCO and HOMEX, and all other prior written or oral agreements or understandings. The WAK Agreement is hereby acknowledged and agreed to be terminated in its entirety for all purposes on and as of January 27, 1983.

12. This Agreement and all the provisions hereof shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors and assigns. This Agreement shall be construed in accordance with and governed by the laws of the State of Texas. All notices or other communications provided for in this Agreement shall be in writing and shall be deemed to have been properly given or delivered if delivered personally or if sent by mail or by telex, with all postage and other charges fully prepaid, addressed to the appropriate party at the address first hereinabove set forth. Either party shall have the right to change its address from time to time by written notice thereof to the other.

IN WITNESS WHEREOF, this Agreement has been executed on the day and year first written above, but shall be effective for all purposes as of January 27, 1983.

HOUSTON OIL & MINERALS
EXPLORATION COMPANY

ATTEST:

Name: ~~L. Steve Wagner~~ Michael W. Conder
Title: Assistant Secretary

By:
Name: F. B. Park
Title: President

GCO MINERALS COMPANY

ATTEST:

Name: John C. Swonke
Title: Assistant Secretary

By:
Name: W. H. Tonking
Title: Executive Vice President

STATE OF COLORADO §
§ ss.
County of Jefferson §

THIS IS TO CERTIFY that on the 24th day of October, 1984, at Lakewood, Colorado, before me personally appeared F. B. Park and ~~L. Steve Wagner~~, whom I know, and they acknowledged that they executed the foregoing instrument for and on behalf of HOUSTON OIL & MINERALS EXPLORATION COMPANY, a Texas corporation; that they are the President and Assistant Secretary, respectively, of said corporation and are authorized to so execute; that they knew the contents thereof and that the same was the free and voluntary act of said corporation by them performed.

IN WITNESS WHEREOF, I hereunder set my hand and seal.

[signature]
Notary Public in and for the
State of Colorado

My Commission Expires: My Commission Expires Feb. 19, 1985

STATE OF TEXAS §
§ ss.
County of Harris §

THIS IS TO CERTIFY that on the 17th day of October, 1984, at Houston, Texas, before me personally appeared W. H. Tonking and John C. Swonke, whom I know, and they acknowledged that they executed the foregoing instrument for and on behalf of GCO MINERALS COMPANY, a Texas corporation; that they are the Executive Vice President and Assistant Secretary, respectively, of said corporation and are authorized to so execute; that they knew the contents thereof and that the same was the free and voluntary act of said corporation by them performed.

IN WITNESS WHEREOF, I hereunder set my hand and seal.

Vickie LeBlanc
Notary Public in and for the
State of Texas

My Commission Expires: 11-30-84


EXHIBIT B TO
HOMEX-GCO
LIK BLOCK AGREEMENT
106 Lik. Federal Claims
2 Y Federal Claims
3 Z Federal Claims
185 Silk Federal Claims
10 Lik State Claims
306 Total Claims
Outline of LIK BLOCK
DeLong Mtns. A-2,3 Quadrangle
T 31,32,33 N
R 19,20W
Kateel River Meridian
WULIK RIVER
LIK

EXHIBIT A

TO

HOMEX - CCO

LIK BLOCK AGREEMENT

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PARENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
2019 Fraction	9-14-77	11-30-77	16/96-98	11-30-77	F-31433	24,T32N,R20W
2020 2020 Amend.	7-11-76	10-4-76 9-16-77	4/462-463 7/900-902	11-15/17-77	F-29421	24,T32N,R20W
2021 2021 Amend.	7-11-76	10-4-76 9-16-77	4/464 7/903-905	11-15/17-77	F-29422	24,T32N,R20W
2022 2022 Amend.	7-11-76	10-4-76 9-16-77	4/465 7/906-908	11-15/17-77	F-29423	23,T32N,R20W
2023 2023 Amend.	7-11-76	10-4-76 9-16-77	4/466 7/909-911	11-15/17-77	F-29424	23,T32N,R20W
2024 2024 Amend.	7-11-76	10-4-76 9-16-77	4/467 7/912-914	11-15/17-77	F-29425	23,T32N,R20W
2025 2025 Amend.	7-11-76	10-4-76 9-16-77	4/468 7/915-917	11-15/17-77	F-29426	23,T32N,R20W
2026 2026 Amend.	7-11-76	10-4-76 9-16-77	4/469 7/918-920	11-15/17-77	F-29427	23,T32N,R20W
2027 2027 Amend.	7-11-76	10-4-76 9-16-77	4/470 7/921-923	11-15/17-77	F-29428	23,T32N,R20W
2028 2028 Amend.	7-11-76	10-4-76 9-16-77	4/471 7/924-926	11-15/17-77	F-29429	23,T32N,R20W

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PARENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
2029 2029 Amend.	7-11-76	10-4-76 9-16-77	4/472 7/927-929	11-15/17-77*	F-29430	23,T32N,R20W
2030 2030 Amend.	7-11-76	10-4-76 9-16-77	4/473 7/930-932	11-15/17-77*	F-29431	23,T32N,R20W
2031 Fraction	9-12-77	11-30-77	16/99-100	11-30-77	F-31434	22,T32N,R20W
3019 Fraction	9-14-77	11-30-77	16/101-102	11-30-77	F-31435	13,T32N,R20W
3020 3020 Amend.	7-11-76	10-4-76 9-16-77	4/474 7/933-935	11-15/17-77*	F-29432	13,T32N,R20W
3021 3021 Amend.	7-11-76	10-4-76 9-16-77	4/475 7/936-938	11-15/17-77*	F-29433	13,T32N,R20W
3022 3022 Amend.	7-11-76	10-4-76 9-16-77	4/476 7/939-941	11-15/17-77*	F-29434	14,T32N,R20W
3023 3023 Amend.	7-11-76	10-4-76 9-16-77	4/477 7/942-944	11-15/17-77*	F-29435	14,T32N,R20W
3024 3024 Amend.	7-11-76	10-4-76 9-16-77	4/478 7/945-947	11-15/17-77*	F-29436	14,T32N,R20W
3025 3025 Amend.	7-10-76	10-4-76 9-16-77	4/479 7/948-950	11-15/17-77*	F-29437	14,T32N,R20W
3026 3026 Amend.	7-10-76	10-4-76 9-16-77	4/480 7/951-953	11-15/17-77*	F-29438	14,T32N,R20W

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PARENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
3027	7-10-76	10-4-76	4/481			14,T32N,R20W
3027 Amended		9-16-77	7/954-956	11-15/17-77*	F-29439	
3028	7-10-76	10-4-76	4/482			14,T32N,R20W
3028 Amended		9-16-77	7/957-959	11-15/17-77*	F-29440	
3029	7-10-76	10-4-76	4/483			14,T32N,R20W
3029 Amended		9-16-77	7/960-962	11-15/17-77*	F-29441	
3029 Discovery	8-23-78	9-14-78	20/517-518	9-15-78		
3030	7-10-76	10-4-76	4/484			14,T32N,R20W
3030 Amended		9-16-77	7/963-965	11-15/17-77*	F-29442	
3030 Discovery	9-11-77	11-30-77	16/115	11-30-77		
3030A Fraction	6-19-78	9-14-78	20/519	9-15-76	F-39283	15,T32N,R20W
3030A F.Discov.	8-31-78	9-14-78	20/520	9-15-78		
3030A F.Amend.		8-30-79	24/521-523	8-30-79		
3031	7-10-76	10-4-76	4/485			15,T32N,R20W
3031 Amend.		9-16-77	7/966-968	11-15/17-77*	F-29443	
3031 Discovery	10-19-77	11-30-77	16/116	11-30-77		
3031 Amend.	6-19-78	9-14-78	20/521	9-15-78		
3032	7-11-76	10-4-76	4/486			15,T32N,R20W
3032 Amend.		9-16-77	7/969-971	11-15/17-77*	F-29444	
3032 Discovery	8-23-78	9-14-78	20/522	9-15-78		
3033	7-11-76	10-4-76	4/487			15,T32N,R20W
3033 Amend.		9-16-77	7/972-974	11-15/17-77*	F-29445	
3033 Discovery	8-23-78	9-14-78	20/523	9-15-78		

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PARENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
3034 3034 Amended	7-11-76	10-4-76 9-16-77	4/488 7/975-977	11-15/17-77*	F-29446	15,T32N,R20W
4019 Fraction	9-14-77	11-30-77	16/103-104	11-30-77	F-31436	13,T32N,R20W
4019 F.Amend.	6-19-78	9-14-78	20/524	9-15-78		
4020 4020 Amended	7-7-77 6-19-78	9-2-77 9-14-78	7/417-418 20/525	9-2-77 9-15-78	F-25700	13,T32N,R20W
4021 4021 Amended	7-7-77 6-19-78	9-2-77 9-14-78	7/419 20/526	9-2-77 9-15-78	F-25701	13,T32N,R20W
4022 4022 Amended	7-7-77	9-2-77 8-30-79	7/420 24/524-526	9-2-77 8-30-79	F-25702	12,T32N,R20W
4023 4023 Amend.	7-11-76	10-4-76 9-16-77	4/489 7/979-980	11-15/17-77*	F-29447	14,T32N,R20W
4024 4024 Amend.	7-11-76	10-4-76 9-16-77	4/490 7/981-983	11-15/17-77*	F-29448	14,T32N,R20W
4025 4025 Amend.	7-10-76	10-4-76 9-16-77	4/491 7/984-986	11-15/17-77*	F-29449	14,T32N,R20W
4026 4026 Amend.	7-10-76	10-4-76 9-16-77	4/492 7/987-989	11-15/17-77*	F-29450	14,T32N,R20W
4027 4027 Amend. 4027 Amend.	7-10-76 6-19-78	10-4-76 9-16-77 9-14-78	4/493 7/990-992 20/527	11-15/17-77* 9-15-78	F-29451	14,T32N,R20W

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PARENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
4028	7-10-76	10-4-76	4/494			14,T32N,R20W
4028 Amended		9-16-77	7/993-995	11-15/17-77*	F-29452	
4028 Amended	6-19-78	9-14-78	20/528	9-15-78		
4029	7-10-76	10-4-76	4/495			14,T32N,R20W
4029 Amended		9-16-77	7/996-998	11-15/17-77*	F-29453	
4029 Amended	6-19-78	9-14-78	20/529	9-15-78		
4029 Discovery	8-23-78	9-14-78	20/530	9-15-78		
4030	7-10-76	10-4-76	4/496			14,T32N,R20W
4030 Amended		9-16-77	7/999-999B	11-15/17-77*	F-29454	
4030 Discovery	9-11-77	11-30-77	16/117	11-30-77		
4030 Amended	6-19-78	9-14-78	20/531	9-15-78		
4031	7-10-76	10-4-76	4/497			15,T32N,R20W
4031 Amended		9-16-77	8/1-3	11-15/17-77*	F-29455	
4031 Discovery	10-19-77	11-30-77	16/118	11-30-77		
4031 Amended	6-19-78	9-14-78	20/532	9-15-78		
4032	7-10-76	10-4-76	4/498			15,T32N,R20W
4032 Amended		9-16-77	8/4-6	11-15/17-77*	F-29456	
4032 Amended	6-19-78	9-14-78	20/533	9-15-78		
4032 Discovery	8-31-78	9-14-78	20/534	9-15-78		
4033	7-10-76	10-4-76	4/499			15,T32N,R20W
4033 Amended		9-16-77	8/7-9	11-15/17-77*	F-29457	
4033 Amended	6-19-78	9-14-78	20/535	9-15-78		

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PARENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
4034	7-10-76	10-4-76	4/500			15,T32N,R20W
4034 Amended		9-16-77	8/10-12	11-15/17-77*	F-29458	
4034 Amended	6-19-78	9-14-78	20/536	9-15-78		
5023	7-11-76	10-4-76	4/501			14,T32N,R20W
5023 Amend.		9-16-77	8/13-15	11-15/17-77*	F-29459	
5024	7-11-76	10-4-76	4/502			14,T32N,R20W
5024 Amended		9-16-77	8/16-18	11-15/17-77*	F-29460	
5025	7-10-76	10-4-76	4/503			14,T32N,R20W
5025 Amend.		9-16-77	8/19-21	11-15/17-77*	F-29461	
5026	7-10-76	10-4-76	4/504			14,T32N,R20W
5026 Amend.		9-16-77	8/22-24	11-15/17-77*	F-29462	
5027	7-10-76	10-4-76	4/505			14,T32N,R20W
5027 Amended		9-16-77	8/25-27	11-15/17-77*	F-29463	
5027 Discovery	9-11-77	11-30-77	16/119	11-30-77		
5027 Amended	6-20-78	9-14-78	20/537	9-15-78		
5028	7-10-76	10-4-76	4/506			14,T32N,R20W
5028 Amended		9-16-77	8/28-30	11-15/17-77*	F-29464	
5028 Discovery	9-11-77	11-30-77	16/120	11-30-77		
5028 Amended	6-20-78	9-14-78	20/538	9-15-78		

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PARENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
5029	7-10-76	10-4-76	4/507			14,T32N,R20W
5029 Amended		9-16-77	8/31-33	11-15/17-77*	F-29465	
5029 Amended	6-20-78	9-14-78	20/539	9-15-78		
5029 Discovery	8-23-78	9-14-78	20/540	9-15-78		
5030	7-10-76	10-4-76	4/508			14,T32N,R20W
5030 Amend.		9-16-77	8/34-36	11-15/17-77*	F-29466	
5030 Amend.	6-20-78	9-14-78	20/541	9-15-78		
5030 Discovery	8-23-78	9-14-78	20/542	9-15-78		
5031	7-10-76	10-4-76	4/509			15,T32N,R20W
5031 Amended		9-16-77	8/37-39	11-15/17-77*	F-29467	
5031 Amended	6-20-78	9-14-78	20/543	9-15-78		
5031 Discovery	8-23-78	9-14-78	20/544	9-15-78		
5032	7-10-76	10-4-76	4/510			15,T32N,R20W
5032 Amended		9-16-77	8/40-42	11-15/17-77*	F-29468	
5032 Amended	6-20-78	9-14-78	20/545	9-15-78		
5033	7-10-76	10-4-76	4/511			15,T32N,R20W
5033 Amended		9-16-77	8/43-45	11-15/17-77*	F-29469	
5033 Amended	6-20-78	9-14-78	20/546	9-15-78		

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PARENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
5034	7-10-76	10-4-76	4/512			15,T32N,R20W
5034 Amended		9-16-77	8/46-48	11-15/17-77*	F-29470	
5034 Amended	6-20-78	9-14-78	20/547	9-15-78		
5035	7-31-77	9-2-77	7/421	9-2-77	F-25703	15,T32N,R20W
5035 Amended	6-20-78	9-14-78	20/548	9-15-78		
5035X Fract.	8-28-77	9-2-77	7/422	9-2-77	F-25704	15,T32N,R20W
5035X F.Amend		8-30-79	24/527-529	8-30-79		
5036	7-31-77	9-2-77	7/423	9-2-77	F-25705	15,T32N,R20W
5036 Amend	6-20-78	9-14-78	20/549	9-15-78		
5037	7-31-77	9-2-77	7/424	9-2-77	F-25706	15,T32N,R20W
5037 Amend.	7-3-78	9-14-78	20/550	9-15-78		
5038	7-31-77	9-2-77	7/425	9-2-77	F-25707	15,T32N,R20W
5038 Amend.	7-3-78	9-14-78	20/551	9-15-78		
5039	7-31-77	9-2-77	7/426	9-2-77	F-25708	15,T32N,R20W
5039 Amend.	7-3-78	9-14-78	20/552	9-15-78		
5040	8-1-77	9-2-77	7/427	9-2-77	F-25709	16,T32N,R20W
5040 Amend.	7-3-78	9-14-78	20/553	9-15-78		
5041	8-1-77	9-2-77	7/428	9-2-77	F-25710	16,T32N,R20W
5041 Amend.	7-3-78	9-14-78	20/554	9-15-78		
5042	8-1-77	9-2-77	7/429	9-2-77	F-25711	16,T32N,R20W
5042 Amend.	7-3-78	9-14-78	20/555	9-15-78		
5043	8-1-77	9-2-77	7/430	9-2-77	F-25712	16,T32N,R20W
5043 Amend.	7-3-78	9-14-78	20/556	9-15-78		

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PARENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
6020 Fract.	9-16-77	11-30-77	16/105-106	11-30-77	F-31437	12,T32N,R20W
6021 Fract.	9-16-77	11-30-77	16/107-108	11-30-77	F-31438	12,T32N,R20W
6022	9-14-77	11-30-77	16/109-110	11-30-77	F-31439	11,T32N,R20W
6023	7-11-76	10-4-76	4/513			11,T32N,R20W
6023 Amended		9-16-77	8/49-51	11-15/17-77*	F-29471	
6024	7-11-76	10-4-76	4/514			11,T32N,R20W
6024 Amended		9-16-77	8/52-54	11-15/17-77*	F-29472	
6025	7-11-76	10-4-76	4/515			11,T32N,R20W
6025 Amended		9-16-77	8/55-57	11-15/17-77*	F-29473	
6026	7-11-76	10-4-76	4/516			11,T32N,R20W
6026 Amended		9-16-77	8/58-60	11-15/17-77*	F-29474	
6027	7-11-76	10-4-76	4/517			11,T32N,R20W
6027 Amended		9-16-77	8/61-63	11-15/17-77*	F-29475	
6028	7-11-76	10-4-76	4/518			11,T32N,R20W
6028 Amended		9-16-77	8/64-66	11-15/17-77*	F-29476	
6029	7-11-76	10-4-76	4/519			11,T32N,R20W
6029 Amended		9-16-77	8/67-69	11-15/17-77*	F-29477	
6030	8-24-76	10-4-76	4/520			11,T32N,R20W
6030 Amended		9-16-77	8/70-72	11-15/17-77*	F-29478	
6030 Amended	7-3-78	9-14-78	20/562	9-15-78		
6031	8-24-76	10-4-76	4/521			10,T32N,R20W
6031 Amended		9-16-77	8/73-75	11-15/17-77*	F-29479	
6031 Amended	7-3-78	9-14-78	20/563	9-15-78		

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PARENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
6032	8-24-76	10-4-76	4/522			10,T32N,R20W
6032 Amended		9-16-77	8/76-78	11-15/17-77*	F-29480	
6032 Amended	7-3-78	9-14-78	20/564	9-15-78		
6033	8-1-77	9-2-77	7/435	9-2-77	F-25717	10,T32N,R20W
6033 Amended	7-3-78	9-14-78	20/565	9-15-78		
6034	8-1-77	9-2-77	7/436	9-2-77	F-25718	10,T32N,R20W
6034 Amended	7-3-78	9-14-78	20/566	9-15-78		
6035	8-1-77	9-2-77	7/437	9-2-77	F-25719	10,T32N,R20W
6035 Amended	7-3-78	9-14-78	20/567	9-15-78		
6036	8-3-77	9-2-77	7/438	9-2-77	F-25720	10,T32N,R20W
6036 Amended	7-3-78	9-14-78	20/568	9-15-78		
6037	8-3-77	9-2-77	7/439	9-2-77	F-25721	10,T32N,R20W
6037 Amended	7-3-78	9-14-78	20/569	9-15-78		
6038	8-3-77	9-2-77	7/440	9-2-77	F-25722	10,T32N,R20W
6038 Amended	7-3-78	9-14-78	20/570	9-15-78		
6039	8-3-77	9-2-77	7/441	9-2-77	F-25723	10,T32N,R20W
6039 Amended	7-3-78	9-14-78	20/571	9-15-78		
6040	8-3-77	9-2-77	7/442	9-2-77	F-25724	10,T32N,R20W
6040 Amended	7-3-78	9-14-78	20/572	9-15-78		
6041	8-4-77	9-2-77	7/443	9-2-77	F-25725	9,T32N,R20W
6041 Amended	7-3-78	9-14-78	20/573	9-15-78		
6042	8-4-77	9-2-77	7/444	9-2-77	F-25726	9,T32N,R20W
6042 Amended	7-3-78	9-14-78	20/574	9-15-78		
6043	8-4-77	9-2-77	7/445	9-2-77	F-25727	9,T32N,R20W
6043 Amended	7-3-78	9-14-78	20/575	9-15-78		

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PARENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
7020	9-16-77	11-30-77	16/111-112	11-30-77	F-31440	12,T32N,R20W
7021	9-16-77	11-30-77	16/113-114	11-30-77	F-31441	12,T32N,R20W
7022	7-7-77	9-2-77	7/450	9-2-77	F-25732	11,T32N,R20W
7023	7-7-77	9-2-77	7/451	9-2-77	F-25733	11,T32N,R20W
7024	7-7-77	9-2-77	7/452	9-2-77	F-25734	11,T32N,R20W
7025	7-7-77	9-2-77	7/453	9-2-77	F-25735	11,T32N,R20W
7026	7-7-77	9-2-77	7/454	9-2-77	F-25736	11,T32N,R20W
7026 Amend.Cert.		8-30-79	24/533-535	8-30-79		
7027	7-7-77	9-2-77	7/455	9-2-77	F-25737	11,T32N,R20W
7028	7-8-77	9-2-77	7/456	9-2-77	F-25738	11,T32N,R20W
7029	7-8-77	9-2-77	7/457	9-2-77	F-25739	11,T32N,R20W
7030	7-8-77	9-2-77	7/458	9-2-77	F-25740	11,T32N,R20W
7030 Amend.Cert.		8-30-79	24/536-538	8-30-79		
7031	7-8-77	9-2-77	7/459	9-2-77	F-25741	11,T32N,R20W
7031 Amend.Cert.		8-30-79	24/539-541	8-30-79		
7032	7-8-77	9-2-77	7/460	9-2-77	F-25742	10,T32N,R20W
7032 Amend.	7-7-78	9-14-78	20/581	9-15-78		
7033	7-7-78	9-14-78	20/582	9-15-78	F-39286	10,T32N,R20W

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 *and* A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PARENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
Y 111	9-22-77	11-30-77	16/121-122	11-30-77	F-31442	14,T32N,R20W
Y 112	9-22-77	11-30-77	16/123-124	11-30-77	F-31443	15,T32N,R20W
Z 320	9-12-77	11-30-77	16/125-126	11-30-77	F-31444	13,T32N,R20W
Z 321	9-12-77	11-30-77	16/127-128	11-30-77	F-31445	13,T32N,R20W
Z 322	9-12-77	11-30-77	16/129-130	11-30-77	F-31446	14,T32N,R20W

Claim Block: LIK
Recording District: Barrow
Type of Claim: State
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

Claim #	Location Date	Dist. Record. Recording Date	Book/Page Number	ADL Recording Date	ADL Parent Serial Number	Section, Township and Range
3030SA1	8/21/79	10/29/79	24/918-919	11/29/79	314610	14,32N,20W
3030SA2	8/21/79	10/29/79	24/920-921	11/29/79	314611	14&23,32N,20W
4022SA1	8/23/79	10/29/79	24/914-915	11/29/79	314612	13&14,32N,20W
4022SA2	8/23/79	10/29/79	24/916-917	11/29/79	314613	13&14,32N,20W
5035SA	8/23/79	10/29/79	24/912-913	11/29/79	314614	15,32N,20W
5044SA	8/23/79	10/29/79	24/910-911	11/29/79	314615	16,32N,20W
7026SA1	8/29/79	10/29/79	24/922-923	11/29/79	314616	11,32N,20W
7026SA2	8/29/79	10/29/79	24/924-925	11/29/79	314617	11&14 32N,20W
7030SA1	9/9/79	10/29/79	24/926-927	11/29/79	314618	11,32N,20W
7030SA2	9/9/79	10/29/79	24/928-929	11/29/79	314619	11&14 32N,20W

Claim Block: SILK
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

Claim #	Location Date	Dist. Record. Recording Date	Book/Page Number	BLM Recording Date	BLM Parent Serial Number	Section, Township and Range of NE Corner
33	8-22-77	10-7-77	8/242-243	10-7-77	F-26533	10, 32N,20W
34	8-22-77	10-7-77	8/244	10-7-77	F-26534	10, 32N,20W
35	8-22-77	10-7-77	8/245	10-7-77	F-26535	10, 32N,20W
36	8-21-77	10-7-77	8/246	10-7-77	F-26536	10, 32N,20W
37	8-21-77	10-7-77	8/247	10-7-77	F-26537	10, 32N,20W
38	8-21-77	10-7-77	8/248	10-7-77	F-26538	10, 32N,20W
39	8-21-77	10-7-77	8/249	10-7-77	F-26539	10, 32N,20W
40	8-21-77	10-7-77	8/250	10-7-77	F-26540	10, 32N,20W
41	8-21-77	10-7-77	8/251	10-7-77	F-26541	9, 32N,20W
42	8- 4-77	10-7-77	8/252	10-7-77	F-26542	9, 32N,20W
118	9-18-77	10-7-77	8/269	10-7-77	F-26559	12, 32N,20W
119	8-20-77	10-7-77	8/270	10-7-77	F-26560	12, 32N,20W
120	8-20-77	10-7-77	8/271	10-7-77	F-26561	12, 32N,20W
121	8-20-77	10-7-77	8/272	10-7-77	F-26562	12, 32N,20W
122	8-20-77	10-7-77	8/273	10-7-77	F-26563	11, 32N,20W
123	8-20-77	10-7-77	8/274	10-7-77	F-26564	11, 32N,20W

Claim Block: SILK
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

Claim #	Location Date	Dist. Record. Recording Date	Book/Page Number	BLM Recording Date	BLM Parent Serial Number	Section, Township and Range of NE Corner
124	7-30-77	10-7-77	8/275	10-7-77	F-26565	11, 32N,20W
125	8-21-77	10-7-77	8/276	10-7-77	F-26566	11, 32N,20W
126	8-21-77	10-7-77	8/277	10-7-77	F-26567	11, 32N,20W
127	8-21-77	10-7-77	8/278	10-7-77	F-26568	11, 32N,20W
128	8-22-77	10-7-77	8/279	10-7-77	F-26569	11, 32N,20W
129	8-22-77	10-7-77	8/280	10-7-77	F-26570	11, 32N,20W
130	8-21-77	10-7-77	8/281	10-7-77	F-26571	11, 32N,20W
131	8-21-77	10-7-77	8/282	10-7-77	F-26572	11, 32N,20W
132	8-21-77	10-7-77	8/283	10-7-77	F-26573	10, 32N,20W
133	8-21-77	10-7-77	8/284	10-7-77	F-26574	10, 32N,20W
134	8-21-77	10-7-77	8/285	10-7-77	F-26575	10, 32N,20W
135	8-21-77	10-7-77	8/286	10-7-77	F-26576	10, 32N,20W
136	8-21-77	10-7-77	8/287	10-7-77	F-26577	10, 32N,20W
137	8-21-77	10-7-77	8/288	10-7-77	F-26578	10, 32N,20W
138	8-21-77	10-7-77	8/289	10-7-77	F-26579	10, 32N,20W
139	8-21-77	10-7-77	8/290	10-7-77	F-26580	10, 32N,20W
140	8-21-77	10-7-77	8/291	10-7-77	F-26581	10, 32N,20W
141	8- 3-77	10-7-77	8/292	10-7-77	F-26582	9, 32N,20W
142	8- 3-77	10-7-77	8/293	10-7-77	F-26583	9, 32N,20W
216	7-31-77	10-7-77	8/310	10-7-77	F-26600	12, 32N,20W
217	7-31-77	10-7-77	8/311	10-7-77	F-26601	12, 32N,20W
218	7-31-77	10-7-77	8/312	10-7-77	F-26602	12, 32N,20W
219	7-31-77	10-7-77	8/313	10-7-77	F-26603	12, 32N,20W
220	7-31-77	10-7-77	8/314	10-7-77	F-26604	12, 32N,20W
221	7-31-77	10-7-77	8/315	10-7-77	F-26605	12, 32N,20W
222	7-31-77	10-7-77	8/316	10-7-77	F-26606	11, 32N,20W
223	7-31-77	10-7-77	8/317	10-7-77	F-26607	11, 32N,20W
224	7-30-77	10-7-77	8/318	10-7-77	F-26608	11, 32N,20W
225	8-21-77	10-7-77	8/319	10-7-77	F-26609	11, 32N,20W
226	8-21-77	10-7-77	8/320	10-7-77	F-26610	11, 32N,20W
227	8-21-77	10-7-77	8/321	10-7-77	F-26611	11, 32N,20W
228	8-21-77	10-7-77	8/322	10-7-77	F-26612	11, 32N,20W
229	8-21/22-77	10-7-77	8/323-324	10-7-77	F-26613	11, 32N,20W

Claim Block: SILK
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

Claim #	Location Date	Dist. Record. Recording Date	Book/Page Number	BLM Recording Date	BLM Parent Serial Number	Section, Township and Range of NE Corner
230	8-21/22-77	10-7-77	8/325-326	10-7-77	F-26614	11, 32N,20W
231	8-22-77	10-7-77	8/327	10-7-77	F-26615	11, 32N,20W
232	8-22-77	10-7-77	8/328	10-7-77	F-26616	10, 32N,20W
233	8-22-77	10-7-77	8/329	10-7-77	F-26617	10, 32N,20W
234	8-22-77	10-7-77	8/330	10-7-77	F-26618	10, 32N,20W
235	8- 3-77	10-7-77	8/331	10-7-77	F-26619	10, 32N,20W
236	8- 3-77	10-7-77	8/332	10-7-77	F-26620	10, 32N,20W
237	8- 3-77	10-7-77	8/333	10-7-77	F-26621	10, 32N,20W
238	8- 3-77	10-7-77	8/334	10-7-77	F-26622	10, 32N,20W
239	8- 3-77	10-7-77	8/335	10-7-77	F-26623	10, 32N,20W
240	8- 3-77	10-7-77	8/336	10-7-77	F-26624	9, 32N,20W
241	8- 3-77	10-7-77	8/337	10-7-77	F-26625	9, 32N,20W
242	8- 3-77	10-7-77	8/338	10-7-77	F-26626	9, 32N,20W
316	7-31-77	10-7-77	8/351	10-7-77	F-26639	1, 32N,20W
317	7-31-77	10-7-77	8/352	10-7-77	F-26640	1, 32N,20W
318	7-31-77	10-7-77	8/353	10-7-77	F-26641	1, 32N,20W
319	7-31-77	10-7-77	8/354	10-7-77	F-26642	1, 32N,20W
320	7-31-77	10-7-77	8/355	10-7-77	F-26643	1, 32N,20W
321	7-31-77	10-7-77	8/356	10-7-77	F-26644	1, 32N,20W
322	7-31-77	10-7-77	8/357	10-7-77	F-26645	2, 32N,20W
323	7-31-77	10-7-77	8/358	10-7-77	F-26646	2, 32N,20W
324	7-30-77	10-7-77	8/359	10-7-77	F-26647	2, 32N,20W
325	8-21-77	10-7-77	8/360	10-7-77	F-26648	2, 32N,20W
326	8-21-77	10-7-77	8/361	10-7-77	F-26649	2, 32N,20W
327	8-21-77	10-7-77	8/362-363	10-7-77	F-26650	2, 32N,20W
328	8-21-77	10-7-77	8/364-365	10-7-77	F-26651	2, 32N,20W
329	8-21-77	10-7-77	8/366-367	10-7-77	F-26652	2, 32N,20W

Claim Block: SILK
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

Claim #	Location Date	Dist. Record. Recording Date	Book/Page Number	BLM Recording Date	BLM Parent Serial Number	Section, Township and Range of NE Corner
330	8-21-77	10-7-77	8/368	10-7-77	F-26653	2, 32N,20W
331	8-21-77	10-7-77	8/369	10-7-77	F-26654	2, 32N,20W
332	8-21-77	10-7-77	8/370	10-7-77	F-26655	3, 32N,20W
333	8-21-77	10-7-77	8/371	10-7-77	F-26656	3, 32N,20W
334	8- 3-77	10-7-77	8/372	10-7-77	F-26657	3, 32N,20W
335	8- 3-77	10-7-77	8/373	10-7-77	F-26658	3, 32N,20W
336	8- 3-77	10-7-77	8/374	10-7-77	F-26659	3, 32N,20W
337	8- 3-77	10-7-77	8/375	10-7-77	F-26660	3, 32N,20W
338	8- 3-77	10-7-77	8/376	10-7-77	F-26661	3, 32N,20W
339	8- 3-77	10-7-77	8/377	10-7-77	F-26662	3, 32N,20W
340	8- 3-77	10-7-77	8/378	10-7-77	F-26663	3, 32N,20W
341	8- 3-77	10-7-77	8/379	10-7-77	F-26664	2, 32N,20W
342	8- 3-77	10-7-77	8/380	10-7-77	F-26665	2, 32N,20W
411	7-31-77	10-7-77	8/384	10-7-77	F-26669	6, 32N,19W
412	7-31-77	10-7-77	8/385	10-7-77	F-26670	1, 37N,20W
413	7-31-77	10-7-77	8/386	10-7-77	F-26671	1, 32N,20W
414	7-31-77	10-7-77	8/387	10-7-77	F-26672	1, 32N,20W
415	7-31-77	10-7-77	8/388	10-7-77	F-26673	1, 32N,20W
416	7-31-77	10-7-77	8/389	10-7-77	F-26674	1, 32N,20W
417	7-31-77	10-7-77	8/390	10-7-77	F-26675	1, 32N,20W
418	7-31-77	10-7-77	8/391	10-7-77	F-26676	1, 32N,20W
419	7-31-77	10-7-77	8/392	10-7-77	F-26677	1, 32N,20W
420	7-31-77	10-7-77	8/393	10-7-77	F-26678	1, 32N,20W
421	7-31-77	10-7-77	8/394	10-7-77	F-26679	1, 32N,20W
422	7-31-77	10-7-77	8/395	10-7-77	F-26580	2, 32N,20W
423	7-31-77	10-7-77	8/396	10-7-77	F-26681	2, 32N,20W
424	7-30-77	10-7-77	8/397	10-7-77	F-26682	2, 32N,20W
425	8-21-77	10-7-77	8/398	10-7-77	F-26683	2, 32N,20W
426	8-21-77	10-7-77	8/399	10-7-77	F-26684	2, 32N,20W

Claim Block: SILK
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

Claim #	Location Date	Disc. Record. Recording Date	Book/Page Number	BLM Recording Date	BLM Parent Serial Number	Section, Township and Range of NE Corner
427	8-21-77	10-7-77	8/400-401	10-7-77	F-26685	2, 32N,20W
428	8-21-77	10-7-77	8/402	10-7-77	F-26686	2, 32N,20W
429	8-21-77	10-7-77	8/403	10-7-77	F-26687	2, 32N,20W
430	8-21-77	10-7-77	8/404	10-7-77	F-26688	2, 32N,20W
431	8- 1-77	10-7-77	8/405	10-7-77	F-26689	2, 32N,20W
432	8- 1-77	10-7-77	8/406	10-7-77	F-26690	3, 32N,20W
433	8- 1-77	10-7-77	8/407	10-7-77	F-26691	3, 32N,20W
434	8- 1-77	10-7-77	8/408	10-7-77	F-26692	3, 32N,20W
435	8- 1-77	10-7-77	8/409	10-7-77	F-26693	3, 32N,20W
436	8- 3-77	10-7-77	8/410	10-7-77	F-26694	3, 32N,20W
437	8- 3-77	10-7-77	8/411	10-7-77	F-26695	3, 32N,20W
511	8-22-77	10-7-77	8/412	10-7-77	F-26696	6, 32N,19W
512	8-22-77	10-7-77	8/413	10-7-77	F-26697	1, 32N,20W
513	8-22-77	10-7-77	8/414	10-7-77	F-26698	1, 32N,20W
514	8-22-77	10-7-77	8/415	10-7-77	F-26699	1, 32N,20W
515	8-22-77	10-7-77	8/416	10-7-77	F-26700	1, 32N,20W
516	8- 1-77	10-7-77	8/417	10-7-77	F-26701	1, 32N,20W
517	8- 1-77	10-7-77	8/418	10-7-77	F-26702	1, 32N,20W
518	8- 1-77	10-7-77	8/419	10-7-77	F-26703	1, 32N,20W
519	8- 1-77	10-7-77	8/420	10-7-77	F-26704	1, 32N,20W
520	8- 1-77	10-7-77	8/421	10-7-77	F-26705	1, 32N,20W
521	8- 1-77	10-7-77	8/422	10-7-77	F-26706	1, 32N,20W
522	8- 1-77	10-7-77	8/423	10-7-77	F-26707	2, 32N,20W
523	8- 1-77	10-7-77	8/424	10-7-77	F-26708	2, 32N,20W
524	7-30-77	10-7-77	8/425	10-7-77	F-26709	2, 32N,20W
525	8- 1-77	10-7-77	8/426	10-7-77	F-26710	2, 32N,20W
526	8- 1-77	10-7-77	8/427	10-7-77	F-26711	2, 32N,20W
527	8- 1-77	10-7-77	8/428	10-7-77	F-26712	2, 32N,20W
528	8- 1-77	10-7-77	8/429	10-7-77	F-25713	2, 32N,20W
529	8- 1-77	10-7-77	8/430	10-7-77	F-26714	2, 32N,20W
530	8- 1-77	10-7-77	8/431	10-7-77	F-26715	2, 32N,20W

Claim Block: SILK
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

Claim #	Location Date	Dist. Record. Recording Date	Book/Page Number	BLM Recording Date	BLM Parent Serial Number	Section, Township and Range of NE Corner
531	8- 1-77	10-7-77	8/432	10-7-77	F-26716	2, 32N,20W
532	8 -1-77	10-7-77	8/433	10-7-77	F-26717	3, 32N,20W
533	8- 1-77	10-7-77	8/434	10-7-77	F-26718	3, 32N,20W
611	7-31-77	10-7-77	8/435	10-7-77	F-26719	6, 32N,19W
612	7-31-77	10-7-77	8/436	10-7-77	F-26720	1, 32N,20W
613	7-31-77	10-7-77	8/437	10-7-77	F-26721	1, 32N,20W
614	7-31-77	10-7-77	8/438	10-7-77	F-26722	1, 32N,20W
615	7-31-77	10-7-77	8/439	10-7-77	F-26723	1, 32N,20W
616	7-31-77	10-7-77	8/440	10-7-77	F-26724	1, 32N,20W
617	7-31-77	10-7-77	8/441	10-7-77	F-26725	1, 32N,20W
618	7-31-77	10-7-77	8/442	10-7-77	F-26726	1, 32N,20W
619	7-31-77	10-7-77	8/443	10-7-77	F-26727	1, 32N,20W
620	7-31-77	10-7-77	8/444	10-7-77	F-26728	1, 32N,20W
621	7-31-77	10-7-77	8/445	10-7-77	F-26729	1, 32N,20W
622	7-31-77	10-7-77	8/446	10-7-77	F-26730	2, 32N,20W
623	7-31-77	10-7-77	8/447	10-7-77	F-26731	2, 32N,20W
624	7-30-77	10-7-77	8/448	10-7-77	F-26732	2, 32N,20W
625	8- 1-77	10-7-77	8/449	10-7-77	F-26733	2, 32N,20W
626	8- 1-77	10-7-77	8/450	10-7-77	F-26734	2, 32N,20W
627	8- 1-77	10-7-77	8/451	10-7-77	F-26735	2, 32N,20W
628	8- 1-77	10-7-77	8/452	10-7-77	F-26736	2, 32N,20W
629	8- 1-77	10-7-77	8/453	10-7-77	F-26737	2, 32N,20W
630	8- 1-77	10-7-77	8/454	10-7-77	F-26738	2, 32N,20W
631	8- 1-77	10-7-77	8/455	10-7-77	F-26739	2, 32N,20W
632	8- 1-77	10-7-77	8/456	10-7-77	F-26740	3, 32N,20W
633	8- 1-77	10-7-77	8/457	10-7-77	F-26741	3, 32N,20W
711	8-22-77	10-7-77	8/458	10-7-77	F-26742	6, 32N,19W
712	8-22-77	10-7-77	8/459	10-7-77	F-26743	6, 32N,19W
713	8-22-77	10-7-77	8/450	10-7-77	F-26744	1, 32N,20W
714	8-22-77	10-7-77	8/461	10-7-77	F-26745	1, 32N,20W
715	8-22-77	10-7-77	8/462	10-7-77	F-26746	1, 32N,20W
716	7-31-77	10-7-77	8/463	10-7-77	F-26747	1, 32N,20W

Claim Block: SILK
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

Claim #	Location Date	Dist. Record. Recording Date	Book/Page Number	BLM Recording Date	BLM Parent Serial Number	Section, Township, and Range of NE Corner
717	7-31-77	10-7-77	8/464	10-7-77	F-26748	1, 32N,20W
718	7-31-77	10-7-77	8/465	10-7-77	F-26749	1, 32N,20W
719	7-31-77	10-7-77	8/466	10-7-77	F-26750	1, 32N,20W
720	7-31-77	10-7-77	8/467	10-7-77	F-26751	1, 32N,20W
721	7-31-77	10-7-77	8/468	10-7-77	F-26752	1, 32N,20W
722	7-31-77	10-7-77	8/469	10-7-77	F-26753	2, 32N,20W
723	7-31-77	10-7-77	8/470	10-7-77	F-26754	2, 32N,20W
724	7-31-77	10-7-77	8/471	10-7-77	F-26755	2, 32N,20W
725	8- 1-77	10-7-77	8/472	10-7-77	F-26756	2, 32N,20W
726	8- 1-77	10-7-77	8/473	10-7-77	F-26757	2, 32N,20W
727	8- 1-77	10-7-77	8/474	10-7-77	F-26758	2, 32N,20W
728	8- 1-77	10-7-77	8/475	10-7-77	F-26759	2, 32N,20W
729	8-1-77	10-7-77	8/476	10-7-77	F-26760	2, 32N,20W
730	8- 1-77	10-7-77	8/477	10-7-77	F-26761	2, 32N,20W
731	8- 1-77	10-7-77	8/478	10-7-77	F-26762	2, 32N,20W
732	8- 1-77	10-7-77	8/479	10-7-77	F-26763	3, 32N,20W
733	8- 1-77	10-7-77	8/480	10-7-77	F-26764	3, 32N,20W

EXHIBIT C

TO

LIK BLOCK AGREEMENT

JOINT OPERATING AGREEMENT

LIK BLOCK

DE LONG MOUNTAINS MINING DISTRICT

STATE OF ALASKA

DATED: ____________________

TABLE OF CONTENTS

ARTICLE 7
Mining Area

ARTICLE 8
Disposition of Production

ARTICLE 9
Project Plans and Budgets

ARTICLE 10
Accounts and Settlements

ARTICLE 11
Relationship of the Parties

ARTICLE 12
Management Committee

ARTICLE 13
Appointment, Rights, Duties and
Obligations of Operator

ARTICLE 14
Access to Project Lands; Confidentiality

ARTICLE 15
Assignment

ARTICLE 16
Term and Termination

ARTICLE 17
General Provisions

LIST OF SCHEDULES

JOINT OPERATING AGREEMENT

THIS AGREEMENT is made and entered into this ____ day of _________, ____, by and between GCO MINERALS COMPANY ("GCO"), a Texas corporation, and HOUSTON OIL & MINERALS EXPLORATION COMPANY ("HOMEX"), a Texas corporation.

WITNESSETH:

WHEREAS, the Parties desire to participate with each other in a joint program for the exploration, development and mining of metallic and nonmetallic minerals (with the exception of oil, gas, casinghead gas and associated hydrocarbon substances, coal, shale oil, sulphur, helium and geothermal resources) within the LIK Block (as hereinafter defined) in the DeLong Mountains Mining District, State of Alaska, all on the terms and conditions hereinafter set forth;

NOW THEREFORE, in consideration of the mutual agreements, covenants and obligations hereinafter set forth, the Parties agree as follows:

ARTICLE 1
DEFINITIONS

1.1 "Accounting Procedure" shall mean the Accounting Procedure attached hereto as Schedule C.

1.2 "Annual General Meeting" shall mean the meeting of the Management Committee held in November each year and referred to in Section 12.1.

1.3 "Budget" and "Approved Budget" shall have the meanings set forth in Article 9.

1.4 "Commercial Production": A Mine shall be considered to be in Commercial Production after it has operated for three consecutive months at a rate of production equivalent to at least eighty percent (80%) of the production rate set forth in the Production Notice pursuant to which it was developed.

1.5 "Development" shall mean work undertaken to gain access to and within an orebody and to prepare that orebody for Mining.

1.6 "Excluded Minerals" shall mean oil, gas, casinghead gas and associated hydrocarbon substances, coal, shale oil, sulphur, helium and geothermal resources.

1.7 "Exploration" shall mean work undertaken to find economic orebodies and to establish their nature, shape, size, position, grade, and value.

1.8 "Initial Project Plan and Budget" shall mean the Project Plan and Budget covering the period from the date hereof to the following March 31st as provided in Section 9.2.

1.9 "Interest" shall mean the undivided ownership interest of a Party, as a tenant-in-common, in and to the Project and all Project Property or any part or Segment thereof.

1.10 "Joint Account" shall mean each set of accounts and records maintained by the Operator for the purpose of accounting for and apportioning contributions, costs and credits with respect to a Segment.

1.11 "LIK Block" shall mean the geographic area covered by the federal and state mining claims located in the DeLong Mountains Mining District, State of Alaska as listed on Schedule A attached hereto and made a part hereof, and as outlined in red on the plat attached as Schedule B hereto and made a part hereof.

1.12 "Management Committee" shall have the meaning set forth in Section 12.1.

1.13 "Mine" shall have the meaning set forth in Section 7.2.

1.14 "Mining" shall mean work undertaken to mine, transport and beneficiate Product.

1.15 "Mining Area" shall have the meaning set forth in Section 7.2.

1.16 "Operator" shall mean, with respect to any Segment, the Party or its successor appointed under Section 13.1, when acting in that capacity and not as an owner of an Interest.

1.17 "Party" shall mean GCO or HOMEX or their respective successors or assigns which become such in accordance with this Agreement, with respect to any Segment.

1.18 "Product" shall mean any ores, metals or minerals produced from the LIK Block which are saleable.

1.19 "Project" shall mean the joint program of Exploration, Development and Mining undertaken pursuant to this Agreement.

1.20 "Project Facilities" shall mean all buildings, structures, fixtures, machinery, equipment and other tangible personal property (other than Product) acquired, constructed or installed by or on behalf of the Parties under this Agreement.

1.21 "Project Lands" shall mean all of the lands and mineral rights within the LIK Block in which the Parties have or shall acquire Interests whether such Interests are acquired by purchase, option, location, lease, prospecting permit, license, concession, exploration permit, or otherwise.

1.22 "Project Plan" and "Approved Project Plan" shall have the meanings set forth in Article 9.

1.23 "Project Property" shall mean Project Lands, Project Facilities and Product.

1.24 "Prospect Area" shall mean the entirety of the LIK Block.

1.25 "Segment" shall be used in a generic sense to refer to the Prospect Area and each separate Mining Area in a general way in this Agreement.

ARTICLE 2

SCOPE OF THE AGREEMENT

2.1 Scope and Purpose of the Agreement. Except as otherwise expressly provided, this Agreement and the rights and obligations of the Parties hereunder are strictly limited to the LIK Block and Project Property, it being the purpose of this Agreement solely to permit the Parties to undertake the joint Exploration,

Development and Mining of the LIK Block for Product. Excluded Minerals shall not be subject to the terms of this Agreement.

2.2 Other Business Opportunities. Except as otherwise expressly provided, the Parties shall have the free and unrestricted right independently to engage in and receive the full benefits of any and all business ventures of any kind whatsoever, whether or not competitive with the Project, without consulting the other Party or Parties or inviting or allowing the other Party or Parties to participate therein. No Party shall be under any fiduciary or other duty to the other Party or Parties which will prevent it from engaging in or enjoying the benefits of competing ventures. Nothing in this Agreement shall preclude parent, subsidiary or affiliated corporations of the Parties from exploring for, developing or mining Excluded Minerals within the LIK Block, provided such exploration, development and mining for Excluded Minerals shall not unreasonably interfere with any Exploration, Development or Mining of the LIK Block for Product.

ARTICLE 3

PROJECT LANDS

Schedule A attached hereto describes all of the federal and state mining claims and other mineral rights and interests owned by the Parties within the LIK Block and which comprise the Project Lands. The interests of the Parties in and to the Project Lands or any part or Segment thereof shall be subject proportionately to the WGM, Inc. one percent (1%) net profits interest after payout in all proceeds received from the production and sale of minerals therefrom as defined and reserved in that certain Assignment of Interest, DeLong Area, Western Alaska Project, from WGM, Inc. to General Crude Oil Company and Houston Oil and Minerals Corporation, dated November 28,1978.

ARTICLE 4

CONTRIBUTIONS

4.1 Initial Contributions. Promptly following execution of this Agreement, each Party shall contribute to the Project all ownership or control it has previously acquired in all lands and mineral rights within the LIK Block and the benefit of all Exploration and Development work it has previously performed within the LIK Block. Each Party shall deliver to the other Party or Parties copies of all information, data, logs, and geological, geophysical and geochemical reports, and similar material relating to the LIK Block, except copies of those materials previously furnished to the other Party or Parties. In addition, each Party shall contribute to the Initial Project Plan and Budget approved in accordance with Section 9.2 in the same proportion as its Initial Interest in the Project at the time this Agreement is executed.

4.2 Subsequent Contributions. After the initial contributions have been made pursuant to Section 4.1, each Party shall contribute to each Approved Budget

relative to the Project as a whole or a Segment, and to any overrun in such Approved Budget not in excess of ten percent (10%) of such Approved Budget, in the same proportion as its Interest in the Project or the respective Segment existed as of the date such Budget was approved.

4.3 Failure to Contribute. If a Party which elects to contribute to an Approved Budget pursuant to Article 9 fails to make such contribution on the due date, as set forth in Sections 10.3 and 10.4, and such default continues for thirty (30) days after receipt by the defaulting Party of notice from the Operator of such default, its Interest in the Segment affected shall be reduced in accordance with Section 5.2, and the other Party or Parties shall have the right to terminate the Approved Project Plan and Approved Budget in which such default occurred. The defaulting Party shall remain liable for the amount of the delinquent payment and the Operator shall have the right to take all necessary steps to collect it on behalf of the Project. Upon collection of the delinquent payment the defaulting Party's Interest shall not be restored.

ARTICLE 5

PROPORTIONATE INTERESTS OF PARTIES

5.1 Initial Interests. The proportionate Interest of each Party in the Project and all Project Property on the date of execution of this Agreement shall be:

Party	Interest*
GCO	____
HOMEX	____

5.2 Computation of Interests. The Interest of a Party in a particular Segment shall be a percentage equal to 100 multiplied by N divided by D, where N equals the total funds expended by that Party for that particular Segment after the date of this Agreement, and D equals the total funds expended by all Parties for that particular Segment after the date of this Agreement.

If a Party's Interest in a Segment is decreased pursuant to this Section 5.2 to below ten percent (10%), such Party shall quitclaim to the other Party or Parties all of its Interest in and to the Segment in which its Interest has been so decreased. If at any time a Party's Interest in a Segment equals one hundred percent (100%), that Segment shall cease to be subject to this Agreement.

ARTICLE 6

OWNERSHIP AND TITLE

6.1 Memorandum of Agreement. Contemporaneously with execution of this Agreement, the Parties shall join in the execution of Memoranda of this Agreement in recordable form sufficient under the recording laws of the State of Alaska to give notice to third parties of the rights of each of the Parties in and to the Project Lands, and any Party shall have the right to record such Memoranda in the offices of the recording districts in which any of the Project Lands are situated.

6.2 Ownership of Project Property. All Project Property shall be owned by the Parties in percentages equal to the Parties' proportionate Interests in the

* The percentage interest of each Party shall be filled in as appropriate under the terms of the LIK Block Agreement to which this Joint Operating Agreement is attached as an Exhibit.

respective Segments to which such Project Property belongs. Each Party, upon the request of another Party and from time to time, agrees to execute and deliver such assignments and conveyances as shall be necessary to reflect the ownership Interest of the Parties in and to the Project Property and any changes in such ownership. For convenience, record title to any of the Project Property may be held in the name of Operator as nominee for the Parties to the extent that the Parties shall specifically consent to such record ownership. Operator shall notify the Parties in writing and request the Parties' consent for all such arrangements.

6.3 Title Matters. If for any reason title to the Project Lands or any Segment fails or is lost in whole or in part, such loss shall be the joint loss of the Parties hereto and shall be borne by the Parties in proportion to their Interests in the Project Lands or the Segment, as the case may be, at the time of title failure or loss. Operator shall furnish the Parties, upon request, with copies of written instruments pertaining to maintenance of Project Lands prior to the due date of such maintenance, for example, copies of affidavits of annual assessment work.

6.4 Acquisitions Within LIK Block. Operator, on behalf of the Project, shall have the right to locate mining claims and apply for state mineral prospecting permits covering any Product (other than Excluded Minerals) within the LIK Block; such mining claims and prospecting permits shall be subject to this Agreement.

If a Party ("Acquiring Party"), after the date of this Agreement, acquires or proposes to acquire any interest in lands or mineral rights other than for Excluded Minerals ("Proposed Lands") within the LIK Block, other than as Operator (1) pursuant to an Approved Project Plan and Approved Budget, (2) by locating mining claims, or (3) by applying for state mineral prospecting permits, the Acquiring Party shall give notice thereof to the other Parties, setting forth a legal description of the Proposed Lands, cost of acquisition, and the facts on which the Acquiring Party bases its conclusion that acquisition of the Proposed Lands by the Project would be of reasonable benefit to the Project. Within thirty (30) days following the giving of such notice, the Management Committee shall give notice to the Acquiring Party whether or not it elects to have the Proposed Lands included in the Project. If the Management Committee elects to have the Proposed Lands included in the Project: the Proposed Lands shall become a part of the Segment within which it is situated or which it adjoins; the Operator shall reimburse the Acquiring Party for the actual cost of acquiring the Proposed Lands; such cost shall be a Project cost to be borne by the Parties in proportion to their Interest in the Segment of which it becomes a part at the time the Management Committee gives notice of election to have the Proposed Lands included within the Project; the Operator of the Segment within which it is included shall become Operator of the Proposed Lands; and each Party shall be owner of an undivided Interest in the Proposed Lands equal to its Interest in the Segment of which it becomes a part. If the Management Committee elects to have the Proposed Lands excluded from the Project, the Proposed Lands or the right to acquire the Proposed Lands shall belong solely to the Acquiring Party and shall not be subject to this Agreement. If the Management Committee fails to give notice within the said thirty

(30) days whether or not it elects to have the Proposed Lands included within the Project, such failure to give timely notice shall be deemed to be an election to have the Proposed Lands included in the Project.

6.5 Surrender of Project Lands. No interest in Project Lands shall be abandoned or surrendered without the approval of the Management Committee. If the Management Committee decides to abandon or surrender any Project Lands, the Operator shall give notice to the Parties of such decision setting forth a description of the Project Lands to be abandoned or surrendered. Within thirty (30) days following the receipt of such notice, any one or more of the Parties may elect, by giving notice to the Operator, to take such part of the Project Lands for their separate accounts. Following the thirty (30) day notice period, the Parties shall take prompt action to abandon or surrender such Project Lands or to transfer such Project Lands to the Party or Parties electing to take them for their separate accounts, whichever is appropriate, and such Project Lands shall cease to be subject to this Agreement.

6.6 Partition. Each Party hereby waives any and all rights of partition it may have with respect to the Project Property except as specifically set forth in this Agreement.

6.7 Further Assurances. Each Party shall execute such deeds, assignments, endorsements, and other instruments and evidences of transfer, give such further assurances and perform any acts which are or may become necessary or appropriate to effectuate and to carry out this Agreement.

ARTICLE 7

MINING AREA

7.1 Initiation of Feasibility Study. A Party owning an Interest in the Prospect Area, may, at any time, give notice to the other Parties requesting a feasibility study on all or a part of that Prospect Area to determine whether or not that part contains an orebody capable of being mined at a profit. Within sixty (60) days of such notice, the Management Committee shall decide whether such a feasibility study shall be made. If the Management Committee does not reach agreement on whether the feasibility study shall be made, then the feasibility study shall not be conducted. If the Management Committee decides that such a study shall be made, the cost of the study shall be a Project cost, and the Management Committee shall determine whether the Operator, its parent or a subsidiary or affiliate corporation, or an independent consultant should conduct the study. If the Management Committee cannot achieve a majority vote on whether the Operator, its parent or a subsidiary or affiliate corporation, or an independent consultant should conduct the study, then an independent consultant shall be appointed to conduct the study. If a Party elects not to contribute its proportionate share of the cost of a feasibility study approved by the Management Committee, that Party's Interest in the Prospect Area shall be diluted in accordance with Section 5.2. The diluted Party shall have no right to restore its Interest in the Prospect Area at any time thereafter.

7.2 Designation of Mining Area. At any time after a feasibility study, conducted pursuant to Section 7.1, has been distributed to the Parties having an

Interest in the Prospect Area, a Party owning an Interest in the Prospect Area may give notice to the other Parties having an Interest that it considers that all or a part of such Prospect Area contains an orebody capable of being mined at a profit, and is thereby designating such portion of the Prospect Area as a Mining Area. The notice shall contain a legal description and map of the Mining Area together with a demand that the Management Committee initiate discussions aimed at developing such orebody in the Mining Area into a producing mine ("Mine"). Each Party's initial Interest in the newly designated Mining Area shall be the same as each Party's respective Interest in the Prospect Area at the time of designation of the Mining Area. Any portion of the Prospect Area not included within the designated Mining Area shall remain a Prospect Area.

7.3 Production Proposals. Promptly following designation of a Mining Area, the Management Committee shall, using the feasibility study as a basis, undertake discussions ("Discussions") and attempt to reach agreement on the planning, financing, and scheduling necessary to develop the Mine. The topics covered by the Discussions shall include, without being limited to, an analysis of the orebody, the suitability of various development, mining, and processing methods, a legal description and map of the Mining Area, the necessity for and choice of contractors for major aspects of mine development and plant construction, and the amount of funds necessary to develop the Mine. The Discussions shall be conducted with the object of developing the Mine commensurate with sound mining and processing techniques, optimum mine life, and safety.

The Management Committee may, by majority vote taken at any time subsequent to six months after commencement of the Discussions with respect to a Mining Area, establish the terms on which the Mine shall be developed jointly by the Parties, which terms shall be based on the Discussions and include (1) a legal description and map of the Mine; (2) initial operating methods, estimated mine life and initial production rates; and (3) an estimate of the funds required to develop the Mine. The Operator shall give notice ("Production Notice") to each of the Parties owning an Interest in the Mining Area of the terms established by the Management Committee together with supporting data justifying the terms set forth in the Production Notice. If the Management Committee fails to achieve a majority vote on whether to develop the Mine or on what terms to develop it, the Management Committee shall meet periodically, but at least once each calendar year, until they have reached a compromise and agreed on the contents of a Production Notice or some other solution to the impasse.

The Production Notice may include provisions for constructing facilities for concentrating or processing Product, for leaching Product (whether by heap, in-situ or batch processes) and for refining or smelting Product.

7.4 Participation in Mine. Within six (6) months after the Production Notice is given, each Party shall give written notice to the Operator specifying whether or not it will participate in the development of the Mine on the terms set forth in the Production Notice, and, if it elects to participate ("Participating Party"),

committing itself to contribute a proportion of the funds set forth in the Production Notice equal to, but not less than, its Interest in the Mining Area, thereby maintaining its Interest in the Mining Area and the Mine. If more than one Party elects to participate in the development of the Mine pursuant to a Production Notice, the Parties' commitments to contribute their respective proportions of the funds set forth in the Production Notice shall be irrevocable except by unanimous agreement of the Parties making such commitments.

7.5 Non-Participation in Mine. If one or more Parties ("Non-Participating Parties") elect not to participate in the development of a Mine pursuant to a Production Notice, or fail to respond in writing to the Production Notice within six (6) months following the giving of such Production Notice, the Participating Parties shall have the right, pursuant to unanimous agreement among such Participating Parties, by giving written notice to the Non-Participating Parties within one (1) year from the date of the Production Notice, (1) to elect not to proceed with developing the Mine, in which event, the Parties' respective Interests in the Mining Area shall be unaffected and the Production Notice shall expire thereby making the Mining Area available for new Discussions, or (3) to proceed with the development of the Mine. In the latter event, the Non-Participating Parties shall quitclaim all of their right, title and interest in and to that Mining Area to the Participating Parties, provided that if the Participating Parties do not develop the Mine diligently and commence Commercial Production within ten (10) years from the date of the Production Notice, they shall quitclaim back to the Non-Participating Parties undivided percentage Interests in the Mining Area computed in accordance with the formula set forth in Section 5.2.

7.6 Separate Treatment of a Mining Area. The Mining Area containing the Mine shall be treated as an entity under this Agreement, separate and distinct from other Mining Areas and the Prospect Area, and shall be the subject of Project Plans and Budgets, separate and distinct from Project Plans and Budgets covering other Segments.

ARTICLE 8

DISPOSITION OF PRODUCTION

Each of the Parties hereto shall take in kind or separately dispose of its proportionate share of all Product. Any extra expenditure incurred by reason of the taking in kind or separate disposition by any Party of its proportionate share shall be borne by such Party; and such Party shall be required to construct, operate and maintain, all at its own cost and expense, any and all equipment and structures which may be necessary to receive, store and dispose of its share. In the event any Party ("Owning Party") shall fail to make the arrangements necessary to take in kind or separately dispose of its proportionate share of Product, the Operator shall have the right, but not the obligation, subject to revocation at will by the Owning Party, to purchase for its own account or sell to others such share at prices and on terms and conditions which the Operator determines to be fair under the circumstances; provided that all contracts of sale executed by the Operator for the Owning Party's share shall

be only for such reasonable periods of time as are consistent with the minimum needs of the industry under the circumstances, but in no event shall any such contract be for a period in excess of one year; and provided that any revocation by such Owning Party shall be subject to any contracts of sale then outstanding.

The balance of the proceeds less all costs and charges incurred by Operator in disposing of such Party's share shall be distributed or accounted for monthly to such Owning Party; provided, however, that the Operator shall be entitled to retain and apply any proceeds accruing to any Party hereto on any unsatisfied costs and charges chargeable against such Party as herein provided.

ARTICLE 9

PROJECT PLANS AND BUDGETS

9.1 General. Work to be performed hereunder shall be in accordance with such plan or plans (hereinafter referred to as "Project Plan" or "Project Plans") for further Exploration, Development and Mining of the Project Lands or Segments, and Budgets to provide funds to implement such Project Plans, as may be adopted by the Management Committee ("Approved Project Plan" and "Approved Budget"). Each Project Plan shall describe the work to be performed, set forth estimates of costs to be incurred in carrying out such work, and give the estimated completion date for such work, and shall include reasonable detail on all projected expenditures and credits, showing appropriate detail indicative of the nature thereof. Separate and distinct Project Plans and Budgets shall be submitted for the Prospect Area and each separate Mining Area previously designated as such. All proposals for Project Plans and Budgets shall be in writing. The Management Committee shall adopt Budgets for each Segment sufficiently large to maintain in good standing all Project Lands in that Segment.

9.2 Prospect Area. Promptly after the execution of this Agreement, the Operator shall submit to the Management Committee a proposed Initial Project Plan and Budget for the balance of the fiscal year from the date hereof to the following March 31st. The proposed Budget shall not be larger than Two Hundred Fifty Thousand Dollars ($250,000.00), unless unanimously approved by the Parties, for each Quarter (or part of a Quarter if less than one full Quarter remains in the fiscal year) remaining in the fiscal year in which this Agreement is executed. The Management Committee shall discuss the proposed Initial Project Plan and Budget and any counterproposals thereto and adopt an Initial Project Plan and Approved Budget, as soon thereafter as possible, by a vote of the Management Committee representatives of a Party or Parties owning a majority interest in the Prospect Area. Each Party shall give notice to the Operator within thirty (30) days after the date of approval of the Initial Project Plan and Budget whether or not it will contribute to the Approved Budget. Failure to give such notice in timely fashion shall constitute an election to contribute.

On or before January 15th of each year, the Operator shall submit to the Management Committee proposed Project Plans and Budgets for the Prospect Area for the fiscal year commencing on April 1st of that year. The proposed Project Plans and Budgets shall be divided into four fiscal quarters ("Quarters") commencing on April 1,

July 1, October 1, and January 1, respectively. The proposed Budget for the Prospect Area shall not exceed One Million Dollars ($1,000,000.00), unless unanimously approved by the Parties. The Management Committee shall discuss the proposed Project Plans and Budgets and any counterproposals thereto and adopt an Approved Project Plan and Approved Budget for the Prospect Area on or before February 15th of that year by a vote of the Management Committee representatives of a Party or Parties owning a majority interest in the Prospect Area. Each Party shall give notice to the Operator within thirty (30) days after approval of the Budget whether or not it will contribute to the Approved Budget for that fiscal year. Failure to give such notice in timely fashion shall constitute an election to contribute. The Management Committee shall review each annual Approved Project Plan and Approved Budget prior to the commencement of each Quarter and adopt or reject any proposed modifications by a vote of the Management Committee representatives of a Party or Parties owning a majority Interest in the Prospect Area.

If the Management Committee fails to approve a Project Plan and Budget for the Prospect Area prior to February 15, or fails to approve or reject modification to an Approved Project Plan and Approved Budget at a Quarterly review, the Parties shall attempt to approve a compromise Project Plan and Budget or compromise modifications, as the case may be, for the Prospect Area.

9.3 Mining Areas. On or before January 15th of each year commencing after the funds set forth in a Production Notice covering a Mining Area have been expended, the Operator shall submit to the Management Committee a proposed Project Plan and Budget for that Mining Area for the fiscal year commencing on April 1st of that year. The Management Committee shall discuss the proposed Project Plan and Budget and any counterproposals thereto and adopt an Approved Project Plan and Approved Budget on or before February 15th of that year by a vote of the Management Committee representatives of a Party or Parties owning a majority interest in that Mining Area. Each Party shall give notice to the Operator within thirty (30) days after approval of the Budget whether or not it will contribute to the Approved Budget for that fiscal year. Failure to give such notice shall constitute an election to contribute.

If the Management Committee fails to approve a Project Plan and Budget for a Mining Area prior to February 15th, the Management Committee shall attempt to compromise as soon thereafter as possible, and shall meet periodically, but at least once each month, until a Project Plan and Budget has been approved. Until the Management Committee approves a Project Plan and Budget for a Mining Area, the Operator shall continue to operate the Mine at a daily production level equal to the average daily production level during the three most recent fiscal years for which Project Plans and Budgets were approved (or the average daily production level during all such years if there have been fewer than three such years), and shall furnish the Parties with monthly Budgets ("Interim Budgets") setting forth the funds necessary to maintain such production level, including amounts necessary to maintain or replace worn or obsolete Project Facilities. Each Party shall contribute to each such Interim Budget in the same proportion as its Interest in the Mining Area existed on the last day of the fiscal year most recently completed.

9.4 Budget Overruns and Modifications. If the Operator determines that the operations provided for in an Approved Project Plan cannot be accomplished without exceeding an Approved Budget by more than ten percent (10%) or that an Approved Project Plan or Approved Budget should be substantially modified, immediate notice of such fact shall be given to the Parties. Such notice shall include such detail, analysis and documentation as will enable the Parties to evaluate properly the anticipated Budget deficiency or Project Plan modification. Within fifteen (15) days from receipt by the Parties of such notice, the Management Committee shall hold an interim meeting in such place as the Management Committee may agree, or confer in such other manner as the Management Committee may agree, for purposes of approving a modification of the Approved Project Plan and Approved Budget.

9.5 Non-Operator's Employees. Any employees of a Non-Operator assigned to work on the Project at the request of the Operator shall be a charge against the Project and the Non-Operator shall be reimbursed by the Operator out of Project funds for the applicable prorata share of such employees' salaries and other benefits paid to such employees in the same manner and to the same extent as employees of the Operator, all in accordance with the Accounting Procedure. Such employees shall work under the direction and control of the Operator while assigned to the Project but shall continue to be employees of the Non-Operator.

ARTICLE 10

ACCOUNTS AND SETTLEMENTS

10.1 Joint Account and Records. The Operator shall maintain a Joint Account for each Segment of the Project for the purpose of accounting for and apportioning contributions, costs and credits. The Operator shall maintain a record of all Product produced from each Segment and shall make such records available for inspection at all reasonable times. Schedule C, "Accounting Procedure", attached hereto and made a part hereof, defines the costs and credits to be recorded in a Joint Account, and the manner of recording such in a Joint Account. In no event shall such items include costs attributable to discussion or negotiation among the Parties. In the event of any conflict between the provisions of this Agreement and the Accounting Procedure, the provisions of this Agreement shall prevail.

10.2 Reports. With respect to each Mining Area, the Operator shall prepare and submit to the Parties: (a) within thirty (30) days after the end of each Quarter, an itemized statement of costs for the preceding Quarter and fiscal year to date versus the corresponding Approved Budget; (b) within fifteen (15) days after the end of each Quarter, an operations progress report; and (c) within fifteen (15) days after the end of each Quarter, a quarterly report on inventories.

With respect to the Prospect Area, the Operator shall prepare and submit to the Parties: (a) within thirty (30) days after the end of each Budget period, an itemized statement of costs for the Budget period versus the corresponding Approved Budget; and (b) within fifteen (15) days after the end of each Budget period, an operations progress report.

The statements of costs that have been recorded in a Joint Account as referred to in items (a) in the two preceding paragraphs of this Section 10.2 shall include all charges and credits to the Project, summarized by appropriate classifications indicative of the nature thereof.

10.3 Cash Calls-Mining Areas. With respect to each Mining Area and pursuant to the Approved Budgets, the Operator shall make quarterly cash calls not less than twenty-five (25) days before the first day of each Quarter. As part of these cash calls, the Operator shall submit to the Parties a current cash forecast by month for the said Quarter showing in reasonable detail (a) the estimated cash disbursements which the Operator will be required to make during such Quarter for (i) Project Facilities or other Project Property, and (ii) costs; (b) the extent, if any, to which such disbursements will be satisfied by cash previously contributed to the Project by the Parties; (c) the balance which will be required from the Parties for that cash call; and (d) comparison with and dollar variance from the Approved Budgets. On or before the first day of each month during such Quarter, the due date, the Operator shall receive from each Party its share of the balance of the contributions required for that month. Any contributions which remain unpaid on the due date shall bear interest at the lesser of the prime rate then being charged by Chase Manhattan Bank N.A., New York, plus two percent (2%), per annum or the maximum rate permitted under the applicable state law until paid.

10.4 Cash Calls - Prospect Area. With respect to the Prospect Area, the Operator shall make cash calls quarterly and from time to time during the Budget period by submitting to the Parties statements showing in reasonable detail (a) any cash disbursements previously made by Operator during the Budget period and not satisfied by cash previously contributed by the Parties; (b) estimated cash disbursements which the Operator will be required to make during the sixty (60) day period immediately following the date on which the statement is submitted by the Operator; (c) the extent, if any, to which such disbursements will be satisfied by cash previously contributed to the Project by the Parties; (d) the balance which will be required from the Parties for that cash call; and (e) comparison with and dollar variance from the Approved Budgets. Within twenty (20) days from the date of receipt of the cash call by the Parties, the due date, the Operator shall receive from each Party its share of the balance of the contributions required by that cash call. Any contributions which remain unpaid on the due date shall bear interest at the lesser of the prime rate then being charged by Chase Manhattan Bank N.A., New York, plus two percent (2%), per annum or the maximum rate permitted under the applicable state law until paid.

10.5 Annual Settlements. On or before the 1st day of June each year, there shall be a recalculation, adjustment and settlement between the Parties hereto covering the business transactions and accounts hereunder for the preceding fiscal year to correct the following: (a) discrepancies between the quantities, kinds and grades of Product received by the Parties, and the quantities, kinds and grades of Product which they were entitled to receive as hereinbefore provided, and (b) all other matters relating to sale and delivery or methods of delivery of Product, advances by the Parties and cash disbursements or receipts by the Operator. In the event of a

recalculation, each Party shall furnish to Operator the data necessary to permit such recalculation.

ARTICLE 11

RELATIONSHIP OF THE PARTIES

11.1 Relationship. The liability of the Parties shall be several and not joint or collective. It is not the purpose or intention of this Agreement to create, and same shall never be construed as creating, an association, mining partnership, commercial partnership or other partnership relationship or joint venture. Each Party shall be responsible only for its obligations as herein set forth.

11.2 Tax Partnership Provision. Solely for United States federal and state income tax purposes as provided hereinbelow, the relationship created by this Agreement (the "Tax Partnership") shall be considered as a partnership, but such relationship shall not be a partnership to any other extent or for any other purpose.

(a) Definitions. The following definitions shall be used for purposes of this Section 11.2.

"Agreed Value" of Project Property contributed to the Tax Partnership by a Party means the fair market value (as mutually determined by the Parties at the time of contribution) of such property contributed to the Project by such Party pursuant to Article IV.

"Carrying Value" means (i) with respect to Project Property contributed to the Tax Partnership by a Party, the Agreed Value of such property reduced (but not below zero) by all depletion, depreciation and cost recovery deductions charged to the Parties' capital accounts pursuant to Subsection 11.2(d) with respect to such property as of the time of determination, and (ii) with respect to any other Project Property, the adjusted basis of such property for federal income tax purposes as of the time of determination.

"Net Agreed Value" means (i) in the case of any Project Property contributed to the Tax Partnership by a Party, the Agreed Value of such property reduced by any indebtedness either assumed by the Tax Partnership upon such contribution or to which such property is subject when contributed and (ii) in the case of any Project Property currently distributed to a Party, the Carrying Value of such property at the time such property is distributed reduced by any indebtedness either assumed by such Party upon such distribution or to which such property is subject at the time of distribution and (iii) in the case of any Project Property distributed to a Party in liquidation of the Tax Partnership, the fair market value of such property at the time of distribution (as mutually determined by the Parties) reduced by any indebtedness either assumed by such Party upon such distribution or to which such property is subject at the time of distribution.

"Unrealized Gain" attributable to a Project Property means, as of any date of determination, the excess, if any, of the fair market value of such property as of the date of determination (as mutually determined by the Parties) over the Carrying Value of such property as of such date of determination.

"Unrealized Loss" attributable to a Project Property means, as of any date of determination, the excess, if any, of the Carrying Value of such property as of such date of determination over the fair market value of such property as of such date of determination (as mutually determined by the Parties).

(b) Election With Respect to Subchapter K. Notwithstanding anything to the contrary herein, each Party hereto agrees, with respect to all operations conducted hereunder, (i) not to elect to be excluded from the application of Subchapter K of Chapter 1 of Subtitle A of the Internal Revenue Code of 1954, as amended (the "Code"), and (ii) to join in the execution of such additional documents and elections as may be required in order to effectuate the foregoing. In addition, if the income tax laws of any state in which the Parties conduct operations pursuant to the terms of this Agreement contain provisions similar to those contained in Subchapter K of Chapter 1 of Subtitle A of the Code, each Party hereby agrees not to elect to exclude all or any part of the operation hereunder from the application of said provisions.

(c) Term. The effective date of the Tax Partnership shall be the effective date of this Agreement, and the Tax Partnership shall continue in full force and effect from and after such date until the earlier of (i) the termination of this Agreement pursuant to Article 16 or (ii) such time as the Parties mutually agree to the termination of the Tax Partnership. Notwithstanding any other provision of this Agreement or any other agreement between the Parties, upon the termination of the Tax Partnership the provisions of Subsection 11.2(g) shall be applicable.

(d) Capital Contribution and Capital Accounts. (i) The capital contributions of each Party to the Tax Partnership shall be (A) its initial Interest in the Project and all Project Property as determined pursuant to Section 5.1, and (B) all amounts paid by or charged to it in connection with the acquisition, exploration, development and operation of the Project Lands and all other costs paid or charged to it pursuant to this Agreement. The contribution to the Tax Partnership of its Interest in Project Property shall be made by each Party's agreement to hold legal title to such Interest in Project Property as nominee for the Tax Partnership resulting herefrom.

(ii) A capital account shall be established and maintained for each Party. Each Party's capital account shall be increased by (A) the amount of cash or the Net Agreed Value of any Project Property (other than cash) contributed to the Tax Partnership by such Party, (B) that Party's allocable share of income and gain for federal income tax purposes, and (C) that Party's allocable share (determined by reference to its share of the proceeds of such items under the terms of this Agreement) of income exempt from tax described in Section 705(a)(1)(B) of the Code and decreased by (A) the amount of cash or the Net Agreed Value of any Project Property (other than cash) distributed to such Party, (B) that Party's allocable share of losses and other items of deduction for federal income tax purposes and (C) that Party's allocable share (determined by reference to such Party's contribution to such expenditures) of expenditures described in Section 705(a)(2)(B) of the Code.

(iii) The following provisions shall be observed in maintaining each Party's capital account:

(A) Any deductions for depletion, depreciation, cost recovery or amortization attributable to a Project Property contributed to the Tax Partnership by a Party shall be determined as if the adjusted basis of such property on the date it was acquired by the Tax Partnership was equal to the Agreed Value of such property. For purposes of this provision, and notwithstanding the allocations made pursuant to paragraph 11.2(f)(iii), any such deductions shall be allocated among the Parties in accordance with their interests (at the time of the allocation) in the Segment to which such property belongs.

(B) If the Tax Partnership's adjusted basis in a depreciable or cost recovery property not contributed to the Tax Partnership is reduced for federal income tax purposes pursuant to Section 48(q)(1) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Parties pursuant to paragraph 11.2(f)(iv). Any restoration of such basis pursuant to Section 48(q)(2) of the Code shall be allocated in the same manner to the Parties to whom such deemed deduction was allocated. In the event such depreciable or cost recovery property is a Project Property contributed to the Tax Partnership by a Party, the amount of such reduction in basis, and the amount of any restoration thereof, shall, for purposes hereof, be determined as if the adjusted basis of such property on the date it was acquired by the Tax Partnership was equal to the Agreed Value of such property. The Agreed Value of any such contributed Project Property shall be adjusted for any such basis reduction or restoration in accordance with the Parties' Interests (at the time of such reduction or restoration) in the Segment to which such property belongs.

(C) Any income, gain or loss attributable to the taxable disposition of any Project Property contributed to the Tax Partnership by a Party shall be determined by the Tax Partnership as if the adjusted basis of such property as of such date of disposition was equal in amount to the Carrying Value with respect to such property as of such date. For purposes of this provision and notwithstanding the allocations made pursuant to 11.2(f)(iii), any such income, gain or loss shall be allocated to the Parties in accordance with their Interests (at the time of the allocation) in the Segment to which such property belongs.

(D) Immediately prior to the distribution of any Project Property in liquidation of the Tax Partnership pursuant to Subsection 11.2(g), any Unrealized Gain or Unrealized Loss attributable to such property shall, for purposes hereof, be deemed to be gain or loss recognized by the Tax Partnership upon a sale of such property and shall be allocated among the Parties in the following manner:

(1) If HOMEX has assigned, conditionally or unconditionally, sixty percent (60%) of its fifty percent (50%)

undivided interest in the LIK Block, such gain or loss shall be allocated to GCO or HOMEX, as the case may be, in an amount which will cause, to the extent possible, the balance of the capital account of GCO to equal eighty percent (80%) of the sum of the capital accounts of the Parties;

(2) If HOMEX has assigned, conditionally or unconditionally, one hundred percent (100%) of its fifty percent (50%) undivided interest in the LIK Block and retained a two percent (2%) net smelter return royalty, such gain or loss shall be allocated to GCO or HOMEX, as the case may be, in an amount which will cause, to the extent possible, the fraction obtained by dividing the capital account balance of GCO by the sum of the capital account balances of GCO and HOMEX to equal the fraction obtained by dividing the fair market value of GCO's one hundred percent (100%) interest in the LIK Block by the sum of the fair market values of GCO's one hundred percent (100%) interest in the LIK Block and the two percent (2%) net smelter return royalty of HOMEX; or

(3) If HOMEX has made no assignment of its undivided interest in the LIK Block, such gain or loss shall be allocated in accordance with Subsection 11.2(f).

(E) Generally, a transferee of an interest in the Tax Partnership will succeed to the capital account relating to the Tax Partnership interest transferred. However, if the transfer causes a constructive termination of the Tax Partnership under Section 708(b)(1)(B) of the Code, all Project Property shall be deemed to have been distributed in liquidation of the Tax Partnership to the Parties (including the transferee of the Tax Partnership interest) pursuant to Subsection 11.2(f) and recontributed by such Parties in reconstitution of this Tax Partnership. The capital accounts of such reconstituted Tax Partnership shall be maintained in accordance with the principles of this Subsection 11.2(d).

(F) Except as provided herein, the recognition and classification of items of income, gain, loss and deduction for purposes hereof shall be the same as their recognition and classification for federal income tax purposes, except that the computation of such items of income, gain, loss and deduction shall be made without regard to any adjustments resulting from any election which may be made by the Tax Partnership pursuant to Section 754 of the Code.

(e) Federal and State Income Tax Returns and Elections. The Parties agree that Operator shall prepare and file the necessary Federal and State partnership income tax returns and Operator agrees to use its best efforts to prepare properly and file such partnership income tax returns including the making of appropriate elections as described below. In addition, Operator agrees to submit each year a copy of the final partnership return to the other Parties not later than thirty (30) days before such

partnership return must be filed. Each Party agrees to furnish Operator all pertinent information which is necessary for Operator to prepare and file such partnership income tax returns.

The Parties hereby authorize and direct Operator to make the following elections on the appropriate returns of the Tax Partnership:

(i) To elect to adopt the cash or accrual method of accounting, and such accounting shall be maintained on a calendar year basis;

(ii) To elect in accordance with applicable Treasury regulations under Section 754 of the Code in order to cause the basis of Tax Partnership property to be adjusted for federal income tax purposes as provided by Sections 734 and 743 of the Code;

(iii) To claim cost recovery or depreciation deductions, in accordance with the accelerated cost recovery system described in Section 168 of the Code; and

(iv) To make such other elections as may be agreed to by the Parties.

(f) Allocations. The Parties agree that for United States federal and state income tax purposes the distributive share of each of the Parties in each item of income, gain, loss, deduction or credit shall be as follows:

(i) All items of income realized from the sale of Product shall be allocated to the Parties in the proportion that the Parties share in the revenue giving rise to such income under the terms of this Agreement.

(ii) The deductions attributable to Exploration, Development and Mining shall be allocated to the Parties in accordance with their respective contributions to such costs.

(iii) In the case of any Project Property contributed to the Tax Partnership by a Party, (A) first, all gain, loss, depletion, depreciation and cost recovery deductions attributable to such property shall for federal income tax purposes be allocated among the Parties to take account of the variation between the fair market value of such property at the time of contribution and its adjusted basis for federal income tax purposes at the time of contribution, and (B) second, (1) cost recovery deductions and depreciation with respect to tangible equipment shall be allocated to the Parties in accordance with their respective contributions to the unadjusted cost basis of such tangible equipment, (2) cost depletion shall be allocated to the Parties in accordance with their respective contributions to the adjusted basis for depletion of each property; and depletion in excess of cost depletion will be allocated in proportion to the depletable income realized by the Parties, and (3) gain or loss realized upon the sale or other disposition of such contributed property shall be allocated to the Parties in accordance with their contributions to the unadjusted cost basis of such property. It is intended that the allocations in this subsection effect an allocation for federal income taxes pursuant to Section 704(c)(2) of the

Code and the regulations thereunder and comply with any limitations or restrictions therein. Such allocations are designed to eliminate to the extent possible, disparities that otherwise exist between the balances of the Parties' capital accounts, as maintained pursuant to Subsection 11.2(d) and such balances had such capital accounts been maintained strictly in accordance with tax accounting principles. Operator shall have discretion to make the allocations in any reasonable manner permitted under such Code section.

(iv) The cost recovery or depreciation deductions with respect to tangible equipment not contributed to the Tax Partnership by a Party shall be allocated to the Parties in accordance with their respective contributions to the unadjusted cost basis of such tangible equipment.

(v) With respect to Project Property not contributed to the Tax Partnership by a Party, cost depletion shall be allocated to the Parties in accordance with their respective contributions to the adjusted basis for depletion of each property. Depletion in excess of cost depletion will be allocated in proportion to the depletable income realized by the Parties.

(vi) If any cost recovery deductions or deductions for exploration expenditures under Section 617 of the Code are "recaptured" as a result of the disposition of any Project Property, the character of the gain allocated under other provisions hereof shall be determined and allocated to the Parties in such a manner, and in the proportion, that (to the maximum extent possible) those Parties who originally received allocations of cost recovery and exploration expenditure deductions attributable to the assets disposed of shall be allocated the ordinary income element of any gain realized and recognized.

(vii) Gain or loss realized upon the sale or other disposition of any Project Property not contributed to the Tax Partnership by a Party shall be allocated to the Parties in accordance with their contributions to the unadjusted cost basis of such property.

(viii) The qualified investment (as defined in Section 46(c) of the Code) for purposes of the investment tax credit allowed by Section 38 of the Code, and any adjustments in respect thereof, shall be allocated to the Parties in accordance with their respective contribution to such qualified investment.

(ix) All other classes of losses, deductions and credits not falling within the above provisions of Subsection 11.2(f) shall be allocated to and accounted for by each Party in accordance with its respective contributions to the costs and expenses to which such items relate.

(x) All other classes of income not falling within the above provisions of Subsection 11.2(f) shall be allocated to the Parties in the same proportion as the Parties share in the revenue giving rise to such income under the terms of this Agreement.

(xi) For purposes of this Subsection 11.2(f), if any Party makes an assignment, whether conditional or unconditional, of its right, title and interest in and to a Segment to another Party (the "Assignee") then the Assignee shall be deemed to have made the contributions with respect to the portions of the unadjusted cost basis of the tangible property and the adjusted basis for depletion of each property associated with such assigned interest.

(g) Distribution Upon Dissolution. Upon any termination of the Tax Partnership pursuant to Subsection 11.2(c) above, the business of the Tax Partnership shall be wound-up and concluded, and the Project Property shall be distributed to the Parties and, if necessary, additional capital contributions shall be made in accordance with the following general principles:

(i) Debts of the Tax Partnership, other than to the Parties, shall be paid or provided for;

(ii) Debts owed by the Tax Partnership to Parties shall be paid; and

(iii) All adjustments to the Parties' capital accounts required by 11.2(d) shall be made and, following such adjustments, any Party who then has a negative balance in its capital account shall contribute cash to the Tax Partnership in the amount of such negative balance. All remaining Project Property (including any such contributed cash) shall then be distributed to the Parties in the following order of priority:

(A) First, such property shall be distributed to the Parties in the ratio and to the extent of the positive balances in their capital accounts;

(B) Second, any remaining unsold properties shall be distributed to the Parties in accordance with their respective Interests or royalty interest, as the case may be, with respect to each such property, as set forth in this Agreement.

To the extent unsold Project Property is to be used to satisfy the repayment of capital accounts, the manner in which such properties will be distributed shall be as set forth in (1) or (2) below, whichever method Operator shall select:

(1) An undivided interest in certain Project Property (selected by Operator) shall be distributed to one or more Parties; or

(2) An undivided interest in each and every Project Property shall be distributed to one or more Parties as necessary.

If Project Property is to be distributed pursuant hereto in a ratio other than the Parties' Interests therein, the fair market value of the property shall be agreed to by the Parties or, at Operator's election, Operator shall cause a nationally recognized independent engineering firm to prepare an evaluation of fair market value of such property, which value shall be binding on all Parties.

All assignments made under the provisions of this Subsection 11.2(g) shall be by special warranty. It is understood and agreed that it shall be the obligation of each Party, as nominee for the Tax Partnership, to make such assignments as are required upon termination of the Tax Partnership in accordance with the foregoing provisions of this Subsection 11.2(g). Such assignments shall be made subject to the liability of each assignee for costs, expenses and liabilities theretofore incurred or for which commitment had been made by Operator prior to the date of termination and such costs, expenses and liabilities shall be allocated to such assignee pursuant to this Section 11.2.

(h) Tax Partnership Level Tax Audits. The Parties agree that Operator will be treated as the tax matters partner of the Tax Partnership pursuant to Section 6231(a)(7) of the Code. Operator shall inform all other Parties of all matters which may come to its attention in its capacity as tax matters partner by giving notice thereof within ten (10) days after becoming so informed. Operator shall not take any action contemplated by Sections 6222 through 6232 of the Code unless Operator has first given the other Parties notice of the contemplated action. This provision is not intended to authorize Operator to take any action which is left to the determination of an individual Party under Sections 6222 through 6232 of the Code.

ARTICLE 12
MANAGEMENT COMMITTEE

12.1 Composition, Meetings and Voting. There shall be a Management Committee for each Segment consisting of one representative of each of the Parties owning an Interest in such Segment ("Members"). Each Party owning an Interest in a Segment shall have the right to appoint a Member and Alternate Member of the Management Committee for that Segment to represent and vote on behalf of that Party on the Management Committee. All Members and Alternate Members shall have the right to attend the meetings of the Management Committee to which they belong but only one shall have the right to act and vote on behalf of the Party they represent. Each Party shall notify the other Parties of its selections as Member and Alternate Member of each Committee. The Operator's Member or Alternate Member shall act as chairman of each Management Committee and shall also be responsible for preparing and circulating the agenda and minutes of any Management Committee meeting.

Unless otherwise agreed upon by a Management Committee, meetings of a Management Committee shall be held, on written notice from the Operator, at least once each calendar quarter and shall be held in Houston, Texas or any other place designated by agreement of the Members of that Committee. One of these meetings shall be held in November each year and shall be designated as the Annual General Meeting. Unless otherwise agreed by a Management Committee, notice of any proposed meeting shall be given at least ten (10) days before the date of the meeting.

A quorum of a Management Committee shall consist of Members or Alternate Members of Parties owning a majority Interest in the Segment being

voted upon, at the time the vote is taken. Each Member (or Alternate Member in the absence of a Member) shall have a vote equal to the Interest of the Party he represents in the Segment being voted upon, at the time the vote is taken. Voting may be conducted, at the option of the chairman, by a show of hands or oral response, or, if requested by any Member of the Management Committee, by written ballot. All matters to be decided by the Management Committee shall be decided by the vote of the Members (or Alternate Members) representing a majority in Interest in the Segment affected by the matter being voted upon, at the time the vote is taken.

12.2 Responsibilities. The Management Committee shall have the obligation to (a) adopt Project Plans and Budgets, and (b) decide any matter relating to the Project with respect to which any Party has requested the vote of the Management Committee.

ARTICLE 13

APPOINTMENT, RIGHTS, DUTIES AND OBLIGATIONS OF OPERATOR

13.1 Appointment of Operator. The Parties hereby appoint GCO as Operator of all Segments. The Operator, subject to its right to resign earlier in conjunction with an assignment of its Interest as permitted in Article 15, may resign as Operator of one or more Segments by giving the other Parties sixty (60) days' prior notice. A successor Operator shall be appointed by the Management Committee for the affected Segment by vote of the Members representing a majority in Interest in that Segment.

If the Operator's Interest in a Segment is decreased below fifty percent (50%) in accordance with Section 5.2, the Management Committee for that Segment may, by majority vote, remove the Operator as Operator of that particular Segment by giving the Operator sixty (60) days' prior notice, and appoint a successor Operator for that Segment.

The outgoing Operator shall deliver to the successor Operator the legal title to and custody of all Project Property which it holds in its capacity as Operator.

13.2 Operator's Powers and Rights.

(a) Except as otherwise expressly provided in this Agreement, the Operator shall, in accordance with the terms and conditions of each Approved Project Plan and Approved Budget, have full and exclusive control of the Project and Project Property. The Operator shall not be liable to the Parties for losses sustained in the conduct of operations hereunder except such losses as may result from the Operator's gross negligence or willful misconduct.

(b) The Operator shall have the right to contract to others, including subsidiary or parent corporations of any Party, or any other person or business entity in which a Party has a material interest, all or any portion of the work to be performed by Operator pursuant to this Agreement. All contracts with a value in excess of One Hundred Thousand Dollars ($100,000.00) with respect to a Mining Area or Fifty Thousand Dollars ($50,000.00) with respect to the Prospect Area, shall be awarded on the basis of competitive bids.

(c) Operator may immediately make or incur such expenditures as it deems necessary to deal with an emergency without prior approval of the Parties. Operator shall promptly report to the Parties the nature of the emergency and the action taken.

13.3 Operator's Obligations. The Operator shall have, among others and without limitation, the following obligations:

(a) To manage, direct and control all operations hereunder in accordance with Approved Project Plans and applicable laws and regulations, modern techniques and good and economical mining practices, all without prejudice to Section 13.2(a).

(b) To keep true and correct books, accounts and records of operations hereunder, as more fully set forth in Article 10.

(c) To protect the Project Lands from liens and encumbrances occasioned by operations hereunder.

(d) To furnish the Parties on a monthly basis a statement of Product produced from the Project Lands and the proceeds thereof if and when sold by the Operator.

(e) To account for and distribute monthly to the Parties entitled thereto, as their respective interests therein may from time to time appear, any monies received by the Operator for the Project from whatever source received.

(f) To furnish the Parties with the Project Plans and Budgets described in Article 9 and the reports described in Article 10.

(g) To pay from time to time on behalf of the Project, as the same become due and payable, all taxes levied or assessed against the Project Lands, Project Facilities, Product and other Project Property; provided, however, that with respect to taxes on production, the Operator shall only pay those taxes, the assessment for, computation of, and liability for payment of which can be determined prior to the time that Operator first makes the Product available to the Parties for their sale or other disposition, except that each Party shall pay for and be responsible for all taxes measured by or assessed upon its income.

(h) To consult freely with the Management Committee and the Members thereof and keep them fully advised of present and prospective operations and plans to the extent which may be possible and practical.

(i) To hire as employees of the Project all of the technical and non-technical people necessary for the Project. The number of employees to be used in operations conducted by Operator hereunder and their selection shall be determined by Operator. Except as otherwise provided in Section 9.5, all such employees shall be the employees of Operator, and their hours of labor and compensation shall be determined by Operator.

(j) To procure from experts and consultants such special geological, engineering, design, legal and other professional services as may be necessary or desirable in connection with the Project.

(k) To provide for, by purchase or lease or other arrangement, supplies, light, power, transportation and other facilities or services necessary or desirable for the Project.

(l) To perform or cause to be performed for the account of the Parties, all of their obligations, the performance of which is required in order to maintain in good standing all Project Lands, equipment leases, conditional sales contracts, and all other agreements relating to the Project, including, but not limited to, the payment of all rentals, royalties and any other charges under any of such agreements.

(m) To arrange for the preparation of such title abstracts, examinations, reports, and opinions with respect to the Project Lands as may be necessary or desirable to determine the Parties' title to the Project Lands and to arrange any necessary title curative work.

(n) To pay in timely manner all costs including land payments incurred for the Project pursuant to this Agreement.

(o) To represent the Parties before any and all governmental agencies in matters relating to the Project, and in so doing prepare, file and receive affidavits, undertakings, contracts, petitions, requests, certificates, authorizations, reports and other documents and perform all other acts of a similar nature necessary or desirable with respect thereto, without prejudice to the right of each Party to take such steps as it considers necessary to protect its own interests.

ARTICLE 14

ACCESS TO PROJECT LANDS; CONFIDENTIALITY

14.1 Access. The Parties shall have access to the Project Lands at any reasonable time to inspect any operation, together with the right to inspect all drilling data, samples, cores, logs, and all other data pertaining to the Project Lands obtained by the Operator; Operator agrees to furnish copies of all logs, assay reports, maps and other documents connected with the Project. Access by any Party other than the Operator shall be at such Party's sole risk.

14.2 Confidentiality. Any information obtained pursuant to this Agreement shall be treated as confidential proprietary information among the Parties. Each Party shall exercise the same degree of care with respect to nondisclosure to others of all confidential proprietary information obtained pursuant to this Agreement as such Party would exercise and expect its employees to exercise with regard to any of its own confidential proprietary information. Subject to the requirements of any governmental agency having jurisdiction, information obtained pursuant to this Agreement shall not be released to any person other than a Party without the prior approval of the Management Committee.

ARTICLE 15

ASSIGNMENT

15.1 Assignment Subject to Agreement. Any assignment of Interest under this Agreement shall be made expressly subject to this Agreement and shall require the assignee to assume and agree in writing to perform all of the obligations of the assignor under this Agreement. The provisions of this Agreement shall inure to the benefit of and be binding upon the Parties and their permitted successors and assigns. No change or division in ownership of any Party's rights under this Agreement, however accomplished, shall operate to create or enlarge any obligation or diminish any right of any other Party.

15.2 Effective Date of Assignment. No assignment shall be effective as among the Parties until the first day of the next month following the delivery to the non-assigning Party of satisfactory evidence of such assignment.

15.3 Security Instruments and Liens. No Party shall give or enter into any kind of security instrument affecting Project Property or its Interest under this Agreement, or give or permit any kind of lien to attach to Project Property or its Interest under this Agreement, unless such security instrument or lien shall contain provisions that: (1) any purchaser on foreclosure shall take subject to this Agreement; and (2) such security interest or lien shall be released to the extent that the Project Property or Interest secured thereby is transferred to another Party pursuant to the dilution formula set forth in Section 5.2 of this Agreement.

ARTICLE 16

TERM AND TERMINATION

16.1 Term. This Agreement shall remain in force and effect so long as two or more of the Parties hereto, or their successors or permitted assigns, each own an Interest in any part of the Project Lands, unless sooner terminated by agreement of the Parties, or terminated pursuant to Section 15.3.

16.2 Winding Up Upon Termination. Upon any such termination of operations, except as otherwise set forth in this Agreement (i) the Parties shall satisfy all Project liabilitites and sell or otherwise agree on the disposition of all Project Property; (ii) all liabilities and expenses shall be paid by the Parties according to their proportionate Interests at the time of such termination; (iii) the proceeds of sale, along with all other remaining assets of the Project, shall be distributed to the Parties according to their proportionate Interests; and (iv) this Agreement shall terminate after all obligations provided for herein are performed and a final accounting between the Parties is made.

16.3 Voluntary Withdrawal. Any Party shall have the right to withdraw voluntarily from the Project or from one or more Segments, other than from a Mining Area until that Party has contributed its share of the funds set forth in a Production Notice in which that Party has elected to participate, by giving sixty (60) days' prior written notice of such withdrawal to the other Parties. In the case of a voluntary withdrawal, all of the rights and obligations of the withdrawing Party under this Agreement with respect to the Project or Segments from which it has withdrawn shall

terminate as of the date sixty (60) days from the date of giving notice of such withdrawal; and all right, title and interest of the withdrawing Party in and to the Project or the Segment from which it gave notice of withdrawal, together with any Project Lands and Project Facilities which constitute the Project or the Segment from which the Party is withdrawing, shall be deemed to have been transferred automatically to the other Parties in proportion to their respective Interests at the time of withdrawal; provided, however, that: (1) the withdrawing Party shall remain liable for all amounts chargeable to it with respect to any Approved Project Plan and Approved Budget, including costs incurred pursuant to such Approved Project Plan and Approved Budget after the effective date of the withdrawal but not in excess of the most recent cost estimates approved by the Parties pursuant to Article 9; and (2) the withdrawing Party shall remain obligated to execute and deliver such instruments as may be necessary to formally effect the transfer of its interest in the Project Lands and Project Facilitites which constitute the Project or the Segment from which it has withdrawn to the nonwithdrawing Parties.

16.4 Liabilitites After Withdrawal or Termination. Withdrawal from or termination of operations under this Agreement by a Party shall not release that Party from any liability which has accrued or arises out of incidents occurring prior to the date of such withdrawal or such termination of the Agreement, provided, however, such Party shall not be liable for expenditures made pursuant to Budgets approved after the date of such withdrawal.

ARTICLE 17

GENERAL PROVISIONS

17.1 Choice of Law. This Agreement shall be governed by the laws of the State of Alaska without regard to the principles of conflicts of laws.

17.2 Laws and Regulations. This Agreement shall be subject to all valid and applicable laws and official rules and regulations; and, in the event this Agreement or any of the provisions hereof or the operations contemplated hereby are found to be inconsistent with or contrary to any such valid laws or official rules or regulations, the latter shall be deemed to control and this Agreement shall be regarded as modified accordingly and, as so modified, to continue in full force and effect.

17.3 Insurance. The Operator shall at all times fully comply with the provisions of all applicable state and federal Workmen's Compensation and Employer's Liability Laws. The Operator shall purchase or provide insurance protection for all Parties comparable to that provided under standard form insurance policies in the following minimum amounts, or higher amounts if authorized by the Management Committee, for: (a) comprehensive automobile liability and general liability insurance, including contractual liability, in the combined minimum single limit of Five Million Dollars ($5,000,000) per accident; (b) if aircraft are owned, chartered or used, aircraft liability insurance in the combined minimum single limit of Five Million Dollars ($5,000,000) per accident; and (c) any other insurance authorized by the Management Committee. All Parties shall be named as insureds in all insurance policies obtained by the Operator pursuant to this Section 17.3, and upon request to Operator, shall be

provided with certificates of insurance. The premiums for any insurance coverage purchased pursuant to this Section 17.3 shall be a Project cost.

17.4 Notices. Any notice required or permitted to be given by Operator or by any Party shall be given in writing, by delivery in person or by United States mail, registered or certified with return receipt requested, properly addressed to each Party to whom given, with postage and charges prepaid. A notice given under any provision hereof shall be deemed given when personally delivered or when deposited in the mail in accordance with the preceding sentence.

Each Party's proper address shall be the following:

GCO:

GCO Minerals Company
P. O. Box 4258
26th Floor, One Allen Center
Houston, Texas 77210

Attn: ______________

HOMEX:

Houston Oil & Minerals Exploration Company
P. O. Box 27F
300 Union Boulevard
Lakewood, Colorado 80227

Attn: ______________

Any Party may, by notice to the others given as aforesaid, change its mailing address for future notices hereunder.

In computing any period of time prescribed or allowed by this Agreement, the day of the act, event, default or giving notice from which the designated period of time begins to run shall not be included, but the last day of the period shall be included.

17.5 Force Majeure. The Parties and the Operator shall not be liable for failure to perform any of their obligations during periods in which performance is prevented in whole or in part, by causes herein termed "force majeure." For purposes of this Agreement, the term "force majeure" shall include, but not be limited to, labor disputes, acts of God, action of the elements, inclement weather, floods, slides, cave-ins, laws, rules, regulations and orders of governmental bodies or agencies thereof, unavoidable delay in obtaining necessary materials, facilities and equipment in the open market, or any cause, except for inability to meet financial commitments, whether similar or dissimilar to those specifically enumerated, beyond the reasonable control of the Parties. The Party or Operator invoking the provisions of this Section 17.5 shall give notice of the commencement and of the circumstances giving rise to such force majeure and shall take all reasonable actions to cure the same, but the Party or Operator shall not be obligated to settle labor disputes or to question the validity of any act of a governmental body or agency. The obligations of the Party or Operator invoking force majeure with respect to the prevented performance shall be extended for the period of force majeure.

17.6 Sole Agreement. This Agreement shall constitute the sole understandings of the Parties with respect to the subject matter hereof and no modification or alteration of the terms hereof shall be binding unless such modification or alteration shall be in writing executed subsequent to the date hereof by all of the Parties hereto.

17.7 Right of Contribution. Any liability arising out of the Project shall be shared by the Parties according to their proportionate Interest in the Project on the date of the earliest occurrence or incident out of which such liability arises, and in the event that any Party is required to satisfy any claim or judgment relating to the Project, it shall have the right of contribution against the others to the extent of such other Party's share.

17.8. Liability for Transfer Tax. If a Party withdraws from the Project or one or more Segments, permits its Interest in one or more Segments to be reduced or terminated pursuant to Section 5.2, or makes a permitted assignment to a third person, whether such third person is a Party to this Agreement or not, and such action causes a transfer tax, documentary stamps, or similar costs or fees to be assessed, such tax and/or similar costs or fees shall be paid and borne by the Party withdrawing, assigning, or permitting the reduction or termination of its Interest in the Project or a Segment.

17.9 Title Headings. The title headings of the respective Articles and Sections of this Agreement are inserted for convenience only and shall not be deemed to be a part of this Agreement.

17.10 Execution in Counterparts. This Agreement may be executed in any number of identical counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement effective as of the day and year first above set forth.

ATTEST:	GCO MINERALS COMPANY
By: ______________________	By: ______________________
ATTEST:	HOUSTON OIL & MINERALS EXPLORATION COMPANY
By: ______________________	By: ______________________

[Add Acknowledgements]

SCHEDULE B

TO

JOINT OPERATING AGREEMENT

[Plat showing geographic area of
LIK Block outlined in red as defined in
Section 1.11 of the Joint Operating Agreement]

SCHEDULE C

TO

JOINT OPERATING AGREEMENT

ACCOUNTING PROCEDURE

ARTICLE I - General Provisions

1.1 Definitions.

(a) "Parties" shall mean Operator and all Non-Operators.

(b) "Material" shall mean personal property, equipment, or supplies acquired or held for use in the conduct of operations for the Project or any Segment thereof.

(c) All other terms used herein shall have the same meaning ascribed to them in the Joint Operating Agreement.

1.2 Accounts, Settlements and Reports. Operator and each Non-Operator shall comply with all of the provisions of Article 10 of the Joint Operating Agreement respecting accounts, settlements, payments and reports for operations for the Project or any Segment thereof. In the event of any conflict between the provisions of the Joint Operating Agreement and this Accounting Procedure, the provisions of the Joint Operating Agreement shall prevail.

1.3 Audits. A Non-Operator, upon at least thirty (30) days advance notice in writing to Operator, shall have the right at its sole expense to audit Operator's accounts and records relating to the accounting hereunder. Such examination or audit shall not unreasonably interfere with Operator's activities, and such examination or audit shall be at the expense of the Party making such examination or audit and shall not be charged to the Joint Account. Non-Operator must take written exception to and make claim upon Operator for all discrepancies disclosed by any examination or audit within a period of twenty-four (24) months after the end of the fiscal year in which the Non-Operator was billed for such expenditures.

ARTICLE II - Operating Charges

Subject to the limitations hereinafter prescribed, Operator shall charge the Joint Account for the following items:

2.1 Acquisition and Maintenance Costs. Costs of assessment work and payments to maintain or acquire interests of the Parties in Project Lands when paid by Operator for the Joint Account; delay or other rentals, when paid by Operator for the Joint Account; and royalties, net profits interests and other burdens, when not paid directly to royalty owners by the purchaser of Product.

2.2 Labor.

(a) Salaries and wages of Operator's employees directly engaged in operations on or for the benefit of the Project Lands, including salaries or wages paid to the on-site project manager, technical employees (geologists, geophysicists, geochemists, draftsmen, engineers, etc.), mine, mill and support employees (construction supervisors, mine and mill supervisors, foreman and hourly employees, purchasing personnel, office administration, accounting, inventory control, etc., employees) and other employees who are temporarily assigned to and engaged in work directly benefitting the Project, and the pro rata portion of the salaries and wages of those employees covered under Section 2.11 hereof whose time is not allocated directly to the Project.

(b) Operator's cost of holiday, vacation, sickness, and disability benefits, and other customary allowances applicable to the salaries and wages chargeable under paragraph 2.2(a) and Section 2.11 hereof. These costs shall be charged by percentage assessment on the amount of salaries and wages chargeable under paragraph 2.2(a) and Section 2.11 hereof. The rate shall be based on Operator's cost experience. Wages and salaries on which the percentage rate is calculated shall not include overtime or bonuses. Non-Operators may require written substantiation in reasonable detail of Operator's cost experience.

(c) Costs of expenditures or contributions made pursuant to assessments imposed by governmental authority which are applicable to Operator's labor cost of salaries and wages chargeable under paragraph 2.2(a) and Section 2.11 hereof.

2.3 Employee Benefits. Operator's cost of plans for employee's group life insurance, hospitalization, pension, retirement, stock purchase, thrift, bonus and other benefit plans customary in the industry. These costs shall be charged by percentage assessment on the amount of salaries and wages chargeable under paragraph 2.2(a) and Section 2.11 hereof.

2.4 Material. Material, equipment, and supplies purchased or furnished by Operator for Project operations. So far as it is reasonably practical and consistent

with efficient and economical operation, accumulation of surplus stocks shall be avoided.

2.5 Transportation. Transportation of employees, equipment, materials, and supplies necessary for Project operations and all related expenses.

2.6 Services.

(a) The cost of contract services, professional consultants, utilities and other services procured from outside sources, other than services covered by Sections 2.8 and 2.12 hereof. If contract services are performed by an affiliate of Operator, the cost charged to the Joint Account shall not be greater than that for which comparable services and utilities are available in the open market from sources not affiliated with Operator.

(b) The direct costs of using and servicing Operator's exclusively owned equipment and facilities as provided in Section 3.5 hereof, including any charge for depreciation thereof.

(c) The cost of services, such as, but not limited to, laboratory analysis, drafting, geophysical and geological interpretations, engineering, environmental, reserve studies and related computer services and data processing, performed by Operator for the benefit of the Project, provided such costs shall not exceed those currently prevailing if performed by outside companies.

2.7 Damages and Losses. All costs or expenses necessary to replace or repair damages or losses to Project Property incurred by fire, flood, storm, theft, accident, or any other cause not controllable by Operator through the exercise of reasonable diligence. Operator shall furnish Non-Operator written notice of damages or losses incurred as soon as practicable after report of the same has been received by Operator.

2.8 Legal Expense. Legal expenses incurred in connection with Project operations, including all costs and expenses of securing legal advice and services, drafting of contracts, negotiating on behalf of Operator with third parties and government agencies, prosecuting applications for permits, licenses, leases, or other authorizations from government agencies, handling, investigating, and settling litigation or claims arising by reason of Project operations or necessary to protect or recover Project Property, including but not limited to attorneys' fees, court costs, cost of investigation or procuring evidence, and amounts paid in settlement or satisfaction

of any such litigation or claims; provided, no charge shall be made for the services of Operator's legal staff (such services being considered to be Administrative Overhead under Section 2.12 hereof), except by agreement with Non-Operator.

2.9 Taxes. All taxes (except income taxes), assessments, levies, duties, fees and charges of every kind and nature assessed or levied upon or in connection with the Project Lands, the production therefrom, or the conduct of Project operations, and which taxes have been paid by Operator for the benefit of the Parties hereto.

2.10 Insurance. Reasonable charges for and premiums paid for insurance required to be provided by Operator under the Operating Agreement for the protection of the Parties, and subject to the terms hereof, all expenses incurred or paid in settlement of any and all losses, claims, and damages, and other expenses, including legal services, not recovered from insurance carriers.

2.11 Offices, Camps and Miscellaneous Facilities. A pro-rata portion of the salaries and expenses of Operator's district, field, and camp exploration or production management and other employees serving the Project and other properties of the Operator in the same area, whose time is not allocated directly to the Project, shall be chargeable in accordance with Section 2.2 hereof. A pro-rata portion of the cost of maintaining and operating an exploration or production district office or field office located at or near the Project Lands (or a comparable office if location changed), and necessary suboffices (if any), maintained for the convenience of the above-described office, and all necessary camps, including housing facilities for employees if required, used in the conduct of Project operations. The expense of these facilities, less any revenue therefrom, should be inclusive of depreciation or a fair monthly rental in lieu of depreciation on the investment. Such charges shall be apportioned to all properties served by such facilities and employees on an equitable basis consistent with Operator's accounting practice.

2.12 Administrative Overhead.

(a) Operator may charge the Joint Account each month a sum equal to ten percent (10%) of the costs and expenses incurred under Sections 2.2 and 2.3 during that month, which sum shall be deemed to reimburse Operator for its corporate headquarters indirect and overhead, general and administrative expense and its Anchorage office indirect and overhead, general and administrative expense attributable to the conduct of Project operations by the Operator.

(b) At such time as a Production Notice is given to Non-Operators under Section 7.3 of the Joint Operating Agreement by Operator, the Parties shall in good faith agree upon the appropriate administrative overhead rate to reimburse Operator for the construction and operation of the Mine to which such Production Notice relates.

(c) If at the end of any year it appears to any Party that the overhead rates are insufficient or excessive, such Party shall give written notice thereof to the other Parties. Thereupon, the Parties shall mutually agree upon an appropriate charge for subsequent months.

2.13 Other Expenditures. Any and all other expenses and charges, other than those covered and dealt with by the foregoing provisions, incurred by Operator in connection with the conduct of Project operations.

ARTICLE III - Basis of Charges to Joint Account

3.1 Purchases. Material, supplies and equipment purchased and service procured shall be charged to the Joint Account at the price paid by Operator after deduction of all discounts actually received, but shall include transportation costs, duties, levies and taxes relating to said material, supplies and equipment.

3.2 Material Furnished by Operator. Material required for operations shall be purchased for direct charge to Joint Account whenever practicable; however, Operator may furnish such material from Operator's stocks under the following conditions:

(a) New Material (Condition "A"): New Material transferred from Operator's warehouse or other properties shall be priced f.o.b. the nearest reputable supply store or railway receiving point, where such material is available, at current replacement cost of the same kind of material (hereinafter called "new price").

(b) Used Material (Condition "B" and "C"):

(1) Material which is in sound and servicable condition and is suitable for reuse without reconditioning shall be classed as Condition "B" and priced at seventy-five percent (75%) of new price.

(2) Material which cannot be classified as Condition "B" but which

(i) after reconditioning will be further serviceable for original function as good secondhand material (Condition "B"), or

(ii) is serviceable for original function but substantially not suitable for reconditioning, shall be classed as Condition "C" and priced at fifty percent (50%) of new price.

(3) Material which cannot be classified as Condition "B" or Condition "C" shall be priced at a value commensurate with its use.

(4) Material no longer suitable for its original purpose but usable for some other purpose shall be priced on a basis comparable with that of items normally used for such other purpose.

(c) Material Furnished by Operator When Not Readily Available: When material and/or supplies are not readily available from reputable supply sources due to scarcity, national emergency or governmental regulations, Operator may furnish such from its stocks or properties at its nearest available supply and charge Operator's full cost or replacement cost, whichever is lower, of same to the Joint Account including, without limitation, purchase price, procurement, warehousing, handling, transportation, and all other costs incurred in connection therewith up to the time of delivery to the Project Lands.

3.3 Premium Prices. Whenever materials, equipment, and supplies are not readily obtainable at the customary supply point and at prices specified in Section 3.2 hereof, because of national emergencies, strikes, or other unusual causes over which Operator has not control, Operator may charge the Joint Account for the required materials, equipment and supplies on the basis of Operator's direct cost and expenses incurred in procuring such material, equipment, and supplies, in making it suitable for use, and in moving it to the Project Lands; provided, however, that notice in writing is furnished to Non-Operator of the proposed charge prior to charging the Joint Account for the material, equipment, and supplies acquired pursuant to this provision, whereupon Non-Operator shall have the right, by so electing and notifying Operator within ten (10) days after receiving notice from Operator, to furnish in kind or in tonnage as the Parties may agree, at the location, nearest railway receiving point, or Operator's storage point within a comparable distance, all or part of its share of material, equipment, and supplies suitable for use and acceptable to Operator. Transportation costs on any such material furnished by Non-Operator at any point other than at the location, shall be borne by Non-Operator. If, pursuant to the provisions of this paragraph, Non-Operator furnishes material and/or equipment in kind, Operator shall make appropriate credits therefor to the account of such Non-Operator.

3.4 Warranty of Material Furnished by Operator or Non-Operator. Neither Operator nor Non-Operator warrants any material furnished beyond any dealer's or

manufacturer's guaranty given in connection with such materials; and in case of defective material, credit shall not be passed until adjustment has been received by Operator or Non-Operator from the manufacturers or their agents.

3.5 Exclusively Owned Facilities. The following rates shall apply to services rendered to the Joint Account by facilities owned exclusively by Operator or Non-Operator:

(a) Water, fuel, power, compressor, and other auxiliary services at rates currently prevailing in the geographical area where the Project Lands are located.

(b) A fair rate shall be charged for the use of Operator's or Non-Operator's fully owned machinery or equipment, including airplanes and vehicles, which shall be ample to cover maintenance, repairs, insurance, taxes, other operating expenses and depreciation.

(c) A fair rate shall be charged for laboratory services performed by Operator in connection with the conduct of Project operations, provided such charges shall not exceed those currently prevailing if performed by outside service laboratories.

(d) Whenever requested, Operator shall inform Non-Operator in advance of the rates it proposes to charge for equipment and facilities used under this Section 3.5, and Operator shall revise and adjust such rates from time to time when such are found to be either excessive or insufficient.

ARTICLE IV - Disposal of Equipment and Material

4.1 Disposition Generally. Operator shall be under no obligation to purchase the interest of Non-Operator in surplus, new, or secondhand equipment and material. The disposition of major items of surplus equipment and material shall be subject to mutual determination by the Parties hereto, provided Operator shall have the right to dispose of normal accumulations of junk and scrap material either by transfer or sale from the Project Property. Operator shall assign a credit to such Party's interest under the Operating Agreement for all equipment and materials sold hereunder.

4.2 Material Purchased by Operator or Non-Operator. Material purchased by either Operator or Non-Operator shall be credited by Operator to the Joint Account for the month in which the material is removed by the purchaser.

4.3 Division in Kind. Division of material in kind, if made between Operator and Non-Operator shall be in proportion to their respective interests in such material.

Each Party will thereupon be charged individually with the value of the material received or receivable by each Party, and corresponding credits will be made by Operator to the Joint Account.

4.4 Sales to Third Parties. Sales to third parties of material from the Project Property shall be credited by Operator to the Joint Account at the net amount collected by the Operator from purchaser. Any claims by purchaser for defective materials or otherwise shall be charged back to the Joint Account if and when paid by Operator.

ARTICLE V - Basis of Pricing Material Transferred from Joint Account

5.1 New Price Defined. New Price as used in the following paragraphs shall have the same meaning and application as that used above in Article III.

5.2 New Material. New Material (Condition "A"), being new material procured for the Joint Account but never used, at one hundred percent (100%) of current new price (plus sales tax, if any).

5.3 Good Used Material. Good Used Material (Condition "B"), being used material in sound and servicable condition, suitable for reuse without reconditioning:

(a) at seventy-five percent (75%) of current new price if material was charged to Joint Account as new, or

(b) at sixty-five percent (65%) of current new price if material was originally charged to the Joint Account as secondhand at seventy-five percent (75%) of new price.

5.4 Other Used Material. Used Material (Condition "C") at fifty percent (50%) of current new price, being used material which:

(a) after reconditioning will be further serviceable for original function as good secondhand material (Condition "B"), or

(b) is serviceable for original function but substantially not suitable for reconditioning.

5.5 Bad-Order Material. Material and equipment (Condition "D") which is no longer usable for its original purpose without excessive repair cost but is further usable for some other purpose shall be priced on a basis comparable with that of items normally used for that purpose.

5.6 Junk. Junk (Condition "E"), being obsolete and scrap material, at prevailing prices.

5.7 Temporarily Used Material. When the use of material is temporary and its service to the Project does not justify the reduction in price as provided in Section 5.3, such material shall be priced on a basis that will leave a net charge to the Joint Account consistent with the value of the services rendered.

ARTICLE VI - Inventories

6.1 Periodic Inventories, Notice and Representatives. At reasonable intervals, inventories shall be taken by Operator of the Joint Account Material, which shall include all such material as is ordinarily considered controllable by Operators of mining properties or exploration activities. Written notice of intention to take inventory shall be given by Operator at least thirty (30) days before any inventory is to begin so that Non-Operator may be represented when an inventory is taken. Failure of Non-Operator to be represented at an inventory shall bind Non-Operator to accept the inventory taken by Operator, who shall in that event furnish Non-Operator with a copy thereof.

6.2 Reconciliation and Adjustment of Inventories. Reconciliation of inventory with charges to the Joint Account shall be made by each Party, and the list of overages and shortages shall be jointly determined by Operator and Non-Operator. Inventory adjustments shall be made by Operator with the Joint Account for overages and shortages, but Operator shall be held accountable to Non-Operator only for shortages due to Operator's gross negligence.

6.3 Special Inventories. Special inventories may be taken at the expense of the purchaser, whenever there is any sale or change of interest in the Project; and it shall be the duty of the Party selling to notify the other Party hereto as quickly as possible after the transfer of interest has taken place. In such cases, both the seller and the purchaser shall be represented and shall be governed by the inventory so taken.

EXHIBIT D
TO
LIK BLOCK AGREEMENT

QUITCLAIM DEED

THIS QUITCLAIM DEED, made this _____ day of __________, _____, by and between HOUSTON OIL & MINERALS EXPLORATION COMPANY, a Texas corporation, as successor in interest to HOUSTON OIL AND MINERALS CORPORATION, whose address is P. O. Box 27F, Lakewood, Colorado 80227 (herein called "Grantor"), and GCO MINERALS COMPANY, a Texas corporation whose address is P. O. Box 4258, Houston, Texas 77210 (herein called "Grantee");

WITNESSETH:

THAT for and in consideration of Ten Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Grantor hereby conveys and quitclaims to Grantee, its successors and assigns, all of its interest in and to the Federal mining claims, State mining claims and other mineral rights and interests described in Exhibit A attached hereto and made a part hereof for all purposes and located in the Barrow Recording District, State of Alaska (herein called the "Claims"), together with all personal property, equipment and improvements located thereon or used in connection therewith and all and singular the tenements, hereditaments and appurtenances thereunto belonging or in anywise appertaining.

This Deed is made subject to and there is hereby RESERVED and EXCEPTED to Grantor, its successors and assigns, a royalty interest equal to two percent (2%) of the net smelter returns on all minerals and ores mined and sold from the Claims. For purposes of this Deed, the term "net smelter returns" is understood by the parties to mean the net amount received by Grantee from the smelter or other third party purchaser upon the sale of such minerals and ores, less Grantor's pro rata share of any occupation, sales, severance, gross production, privilege, excise or similar

taxes assessed on or in connection with such minerals and ores or measured by the value thereof. It is expressly understood that Grantor's royalty interest shall not be charged with, and that Grantee shall bear and pay, all freight and haulage charges from the mine to the smelter or other purchaser. Grantor, upon at least thirty (30) days advance notice in writing to Grantee, shall have the right at its sole expense to audit Grantee's books, accounts and records relating to the payment of Grantor's royalty interest hereunder. Grantor must take written exception to and make claim upon Grantee for all discrepancies disclosed by any examination or audit of royalty payments made to Grantor during each calendar year within a period of twenty-four (24) months after the end of such calendar year.

In the event any Claim shall terminate or be released at any time from and after the date hereof and if Grantee, its successors and assigns, shall thereafter, within a period of two (2) years following such termination or release, acquire a renewal or replacement mining claim or claims covering any of the same lands previously included in such terminated or released Claim, the royalty interest herein reserved to Grantor shall extend and apply to such renewal or replacement mining claim(s), but only to the extent such mining claim(s) cover the same lands previously included in such terminated or released Claim. Grantee shall have the right to relinquish or release all or any part of the Claims without the consent or approval of Grantor; provided, however, that Grantee agrees to notify Grantor in writing as soon as reasonably practicable following the termination or release of any of the Claims and after the staking, location or acquisition by other means of any mining claims by Grantee covering any of the same lands presently included in any of the Claims within the said two (2) year period.

IN WITNESS WHEREOF, Grantor and Grantee have executed this Quitclaim Deed on the date first hereinabove set forth.

[Seal]

HOUSTON OIL & MINERALS EXPLORATION COMPANY, as successor in interest to Houston Oil and Minerals Corporation

ATTEST:

____
Name:
Title:

By: ______________________
Name:
Title:

[Seal] GCO MINERALS COMPANY

ATTEST:

______________________________ By: ______________________________

Name: Name:

Title: Title:

THE STATE OF COLORADO §
§
COUNTY OF JEFFERSON §

THIS IS TO CERTIFY that on the _____ day of __________, ____, at Lakewood, Colorado, before me personally appeared ________________ and ________________, whom I know, and they acknowledged that they executed the foregoing instrument for and on behalf of HOUSTON OIL & MINERALS EXPLORATION COMPANY, a Texas corporation; that they are the ________________ and ________________, respectively, of said corporation and are authorized to so execute; that they knew the contents thereof and that the same was the free and voluntary act of said corporation by them performed.

IN WITNESS WHEREOF, I hereunto set my hand and seal.

____
Notary Public in and for
The State of Colorado

My Commission Expires: ______________

THE STATE OF TEXAS §
§
COUNTY OF HARRIS §

THIS IS TO CERTIFY that on the _____ day of __________, ____, at Houston, Texas, before me personally appeared ________________ and ________________, whom I know, and they acknowledged that they executed the foregoing instrument for and on behalf of GCO MINERALS COMPANY, a Texas corporation; that they are the ________________ and ________________, respectively, of said corporation and are authorized to so execute; that they knew the contents thereof and that the same was the free and voluntary act of said corporation by them performed.

IN WITNESS WHEREOF, I hereunto set my hand and seal.

____
Notary Public in and for
The State of Texas

My Commission Expires: ______________

GCO Minerals Company

June 9, 1993

PO BOX 4258
HOUSTON TX 77210
PHONE 713 651-9261

Mr. Casey Danielson
Echo Bay Mines
370 17th Street
Suite 4050
Denver, CO 80202

Re: Letter Agreement

Dear Mr. Danielson:

In response to your letter dated May 21, 1993, regarding the Uk Block Agreement and the remaining unspent balance, we offer the following.

It was the intent of the escalation provision of the Uk Block Agreement to provide a means by which the unspent portion of the original $25,000,000 could be adjusted annually to compensate for inflation or deflation over time. It was never intended as a punitive or profiteering provision. This annual adjustment to the unspent balance is to be accomplished by adjusting the remaining unspent balance by the percentage change in the Producer Price Index (PPI) for the previous twelve month period ending each January, and applying this adjustment method once each year for the life of the agreement.

While perhaps not a perfect approach, the PPI method in theory and practice, should help offset inflationary factors by applying a straightforward calculation. Unfortunately, the wording in the Uk Block Agreement document does not clearly express the method to accomplish this goal. As a result, you questioned the computation method that we have been using and you and I discussed the issue by phone. We agreed that the language of the Uk Block Agreement document is somewhat confusing and that GCO and Echo Bay should remedy this by letter agreement so as to eliminate any dispute over the computation method. The method of annual adjustment, as stated on the attachment, shall serve to be the acceptable and proper approach for previous and future computation of annual adjustment to the remaining unspent balance.

Please read and approve the intent and language provisions of this correspondence by signing below, initialing the attached revised page, and returning one set by mail to me at the above address. Thank you!

Sincerely,



R. T. Kaczorowski

RTK/gp

Agreed by



7/27/93

Casey Danielson — Date
for Echo Bay Mines

INTERNATIONAL PAPER
PETROLEUM & MINERALS DIVISION

through the end of January, 1988) shall be adjusted effective February 1, 1988 by multiplying the remaining unspent balance at the end of January, 1988 by a fraction, the numerator of which is the Producer Price Index - All Commodities (Index 1967=100) as published by the United States Department of Labor, Bureau of Labor Statistics (hereinafter referred to as the "PPI") for the month of January 1988, and the denominator of which is the PPI for the month of January 1987. The remaining unspent balance at the end of January, 1989 and each January thereafter (as adjusted for the preceding year) shall likewise be adjusted effective each February 1 based on the ratio of the PPI for the immediately preceding January to the PPI for the month of January of the preceding year, until such time within thirty-five (35) years from and after January 27, 1983 as GCO shall have spent or caused to be spent the full $25,000,000 (as so adjusted) on or for the benefit of the LIK Block. In the event the basis or base period for the PPI is changed or the PPI is no longer published by any federal agency subsequent to the date hereof, then the PPI shall be adjusted, if practicable, or a new independently published index shall be used which, after necessary adjustment (if any), provides the most reasonable substitute for the PPI during any period subsequent to the date hereof, it being intended to adjust the PPI or to substitute a new index which most accurately reflects fluctuations in producer prices in the manner presently reported by the PPI.

R.T.K. 6/9/93
R.T. Kaczorowski - GCO Date

[signature] 7/23/93
Casey Danielson - Echo Bay

4. GCO shall be entitled to charge against the $25,000,000 expenditure requirement (as adjusted, if applicable, pursuant to paragraph 3 above) all costs and expenses incurred by or on behalf of GCO in connection with exploration, development, mining, marketing and other activities and operations conducted on or for the benefit of the LIK Block subsequent to January 27, 1983, including, without limitation, prospecting and searching for minerals; drilling, logging and coring; geological, geochemical and geophysical surveys, assays and analyses; environmental, hydrological, soil mechanics and rock mechanics work and studies; assessment work and maintenance of mining claims, camp facilities, and airstrip; preparation of reports, mine design, mining feasibility and marketing studies; capital costs for equipment and facilities for use in development and mining; taxes, fees and other governmental charges related to the mining claims or operations conducted with respect thereto; planning, negotiation, acquisition and implementation of rights and agreements for mine infrastructure, haul roads, loading and transport facilities, marketing and sales contracts; construction and operation of a mine, haul roads, loading and transport facilities and other facilities related thereto; and general and administrative overhead costs related to such operations and activities on or for the benefit of the LIK Block. All such costs and expenses shall be accounted for in accordance with the form of Accounting Procedure (hereinafter referred to as the "Accounting Procedure") attached as Schedule C to the Joint Operating Agreement attached hereto as Exhibit C and made a part hereof, and GCO's general and administrative overhead costs charged hereunder shall be determined in accordance with Section 2.12(a) of the Accounting Procedure and the provisions of Sections 2.12(b) and (c) of the Accounting Procedure shall not apply unless and until GCO has spent or caused to be spent the full $25,000,000 (as adjusted, if applicable, pursuant to paragraph 3 above).

5. On or before April 30, 1985 GCO shall furnish HOMEX a report summarizing its operations and activities conducted hereunder and a general accounting of all costs and expenses summarized by appropriate classifications

RECORD THIS INSTRUMENT IN THE BARROW RECORDING DISTRICT

INDEX THIS INSTRUMENT AS FOLLOWS:

Grantor: Echo Bay Exploration Inc.
GCO Minerals Company

Grantee: Echo Bay Exploration Inc.
GCO Minerals Company

Lands: The Claims described in Exhibit A attached hereto are situated in the following sections:

T. 32 N., R. 19 W., KRM: Sec. 6
T. 32 N., R. 20 W., KRM: Secs. 1-4, 8-17, and 22-24
T. 33 N., R. 19 W., KRM: Secs. 31-32
T. 33 N., R. 20 W., KRM: Sec. 36

RETURN THIS INSTRUMENT TO: Echo Bay Exploration Inc.
Land Department
Plaza Tower One, Suite 1000
6400 South Fiddlers Green Circle
Englewood, Colorado 80111-4957

****

MEMORANDUM (SHORT FORM) OF LIK BLOCK AGREEMENT
(AN OPTION AGREEMENT AFFECTING MINING PROPERTY)

THIS MEMORANDUM (SHORT FORM) OF LIK BLOCK AGREEMENT (**"this Memorandum Agreement"**), made this 30th day of December, 1997, but effective as of January 27, 1983, by and between GCO MINERALS COMPANY (**"GCO"**), a Texas corporation the address of which is Suite 3600, 1600 Smith Street, Houston, Texas 77002 (P.O. Box 4258, Houston, Texas 77210); and ECHO BAY EXPLORATION INC. (**"EBX"**), a Delaware corporation the address of which is Plaza Tower One, Suite 1000, 6400 South Fiddlers Green Circle, Englewood, Colorado 80111-4957,

WITNESSETH:

A. WHEREAS, General Crude Oil Company (**"General Crude"**), a Delaware corporation, Houston Oil and Minerals Corporation (**"HOM"**), a Nevada corporation, and WGM Inc. (**"WGM"**), an Alaska corporation, entered into that certain unrecorded Joint Operating Agreement (**"Joint Operating Agreement"**) for the Western Alaska Project dated May 12, 1978, but effective for all purposes as of January 27, 1977;

B. WHEREAS, WGM located, *inter alia*, certain of the claims described in **Exhibit A** attached hereto (all of the claims described in **Exhibit A** attached hereto, together with any other property described in **Exhibit A** attached hereto,

are collectively referred to herein as "**the Claims**"), all of which WGM-located claims became subject to the Joint Operating Agreement;

C. WHEREAS, General Crude, HOM, and WGM entered into that certain unrecorded First Amendment to Joint Operating Agreement ("**First Amendment**") dated November 28, 1978;

D. WHEREAS, concurrently with the execution of the First Amendment, WGM relinquished its interest under the Joint Operating Agreement and the properties held thereunder to General Crude and HOM pursuant to, *among other instruments*, that certain unrecorded Assignment dated November 28, 1978, among WGM, General Crude, and HOM (a copy of which assignment is attached hereto as Schedule X), subject to that certain 1% net profits interest described and reserved by WGM therein ("**WGM Net Profits Interest**");

E. WHEREAS, WGM later executed and delivered to General Crude, *among other instruments*, a Quitclaim Deed dated June 1, 1979, and recorded on June 13, 1979, at Book 23, Pages 677-951, Barrow Recording District, to provide constructive notice of the relinquishment described above, subject to the WGM Net Profits Interest;

F. WHEREAS, General Crude and HOM entered into that certain unrecorded Second Amendment to Joint Operating Agreement ("**Second Amendment**") dated March 15, 1979, but effective for all purposes as of August 14, 1978;

G. WHEREAS, the Joint Operating Agreement as amended by the First Amendment and the Second Amendment is referred to herein as the "**WAK Agreement**";

H. WHEREAS, General Crude later executed and delivered to GCO, *among other instruments*, that certain General Instrument of Conveyance, Transfer and Assignment dated July 5, 1979, and recorded on July 30, 1979, at Book 24, Pages 207-485, Barrow Recording District, by which General Crude transferred to GCO all of its interest under the WAK Agreement and the properties held thereunder;

I. WHEREAS, HOM later executed and delivered to Houston Oil & Minerals Exploration Company ("**HOMEX**"), a Texas corporation, that certain unrecorded Assignment dated November 17, 1980, by which HOM transferred to HOMEX all of its interest under the WAK Agreement and the properties held thereunder;

J. WHEREAS, effective as of January 27, 1983, GCO and HOMEX agreed (1) to terminate the WAK Agreement as to all property in the State of Alaska covered thereby and (2) to enter into that certain unrecorded LIK Block Agreement ("**LIK Block Agreement**") dated October 17, 1984, but effective for all purposes as of January 27, 1983;

K. WHEREAS, the Claims (both those located prior to the effective date of the LIK Block Agreement and those located after the effective date of the LIK Block Agreement) are subject to the LIK Block Agreement;

L. WHEREAS, the parties to the LIK Block Agreement recognized and agreed that, as of January 27, 1983, each party to the LIK Block Agreement held an undivided 50% interest in the property subject to the LIK Block Agreement, subject to the WGM Net Profits Interest and to the terms and provisions of the LIK Block Agreement (including but not limited to GCO's right thereunder to earn and acquire an undivided portion of EBX's interest in the Claims free and clear of interests arising by, through, or under HOMEX, CanAm, or EBX on or after January 27, 1983);

M. WHEREAS, HOMEX later executed and delivered to Tenneco Inc., a Delaware corporation, that certain Assignment of Production Payment dated November 19, 1986, and recorded on February 2, 1987, at Book 48, Pages 203-470, Barrow Recording District, which production payment affects, *among other interests*, the interest of HOMEX in the property subject to the LIK Block Agreement and which assignment refers to both the WGM Net Profits Interest and the LIK Block Agreement;

N. WHEREAS, HOMEX executed and delivered to CanAm Gold Corporation (**"CanAm"**), a Delaware corporation, a Deed dated November 19, 1986, and recorded on February 2, 1987, at Book 48, Pages 471-494, Barrow Recording District, which deed covers the interest of HOMEX in the property subject to the LIK Block Agreement and which deed refers to both the WGM Net Profits Interest and the LIK Block Agreement;

O. WHEREAS, effective as of May 22, 1987, CanAm merged into Echo Bay Exploration Inc. (**"EBX"**), a Delaware corporation (see that certain Certificate of Merger recorded on July 15, 1997, at Book 91, Pages 732-739, Barrow Recording District);

P. WHEREAS, Tennessee Gas Pipeline Company (formerly known as Tenneco Inc.) and Tenneco Minerals Company, a Delaware corporation, executed and delivered to EBX that certain Assignment of Production Payment dated December 20, 1988, and recorded on February 6, 1989, at Book 54, Pages 1-263, Barrow Recording District;

Q. WHEREAS, pursuant to that certain letter agreement between GCO and EBX executed by GCO on June 9, 1993, and by EBX on July 27, 1993 (**"Letter Amendment"**), GCO and EBX have amended paragraph 3 of the LIK Block Agreement to clarify the man[illegible] in which a calculation is made thereunder;

R. WHEREAS, EBX requested that GCO acknowledge and confirm EBX's interest in the Claims and the LIK Block Agreement as amended (the LIK Block Agreement as amended is hereinafter referred to as **"the Agreement"**) in a manner which imparts constructive notice of the same, subject to the WGM Net Profits Interest and to the Agreement (including but not limited to GCO's right thereunder to earn and acquire an undivided portion of EBX's undivided interest in the Claims free and clear of interests arising by, through, or under HOMEX, CanAm, or EBX on or after January 27, 1983);

S. WHEREAS, GCO has executed, acknowledged, and delivered to EBX, and EBX has accepted, that certain confirmatory Quitclaim Deed given by GCO to EBX on December 30, 1997, and recorded on ________________, ________, at Book ______, Pages ______________, Barrow Recording District;

T. WHEREAS, formal notice of the Agreement and the grants made thereby has not yet been placed of record;

U. WHEREAS, this Memorandum Agreement is being executed, acknowledged, delivered, and recorded for the purpose of formally placing of record the Agreement and the grants made thereby, without amending the Agreement in any way,

NOW, THEREFORE, in consideration of the covenants and agreements contained in the Agreement, GCO and EBX agree as follows:

ARTICLE 1
Additional Definition

For purposes of this Memorandum Agreement, the term "LIK Block" means (i) the Claims and (ii) the existing camp facilities and airstrip and all other personal property, equipment, and related assets held or used in conection with operations on the Claims or under the Agreement (to the extent the same are not included in the definition of "the Claims").

ARTICLE 2
Incorporation of the Agreement

The provisions of the Agreement are hereby incorporated by reference into this Memorandum Agreement for all purposes. This Memorandum Agreement is not intended to alter or vary any provision of the Agreement.

ARTICLE 3
Summary of the Agreement

1. Grant of Option To GCO. Subject to all of the terms, provisions, and conditions of the Agreement, EBX hereby confirms that GCO has or is entitled to have, and EBX hereby grants to GCO to the extent necessary to cause GCO to be vested of record with, the exclusive and irrevocable right and option to earn and acquire (in addition to its existing undivided 50% interest in and to the LIK Block and all mineral deposits located therein) an undivided 60% of EBX's undivided 50% interest in and to the LIK Block and all mineral deposits located therein by making or causing to be made certain expenditures on or for the benefit of the LIK Block within 35 years from and after Janaury 27, 1983.

2. Operating Rights of GCO. Subject to all of the terms, provisions, and conditions of the Agreement, (a) EBX hereby confirms that GCO has or is entitled to have, and EBX hereby grants to GCO to the extent necessary to cause GCO to be vested of record with, so long as the Agreement remains in force, exclusive

charge, management, and control of all operations and activities related to the LIK Block, and (b) GCO hereby acknowledges that it shall be solely responsible for all costs, expenses, and liabilities arising out of all such operations and activities.

3. Conversion Option of EBX. Within 120 days after the receipt by EBX of written notice from GCO (a) that GCO has satisfied timely (i.e., on or before January 27, 2018) all of the requirements for earning and acquiring an undivided 60% of EBX's undivided 50% interest in and to the LIK Block and all mineral deposits located therein or (b) of GCO's commitment to commence construction of a mine on the LIK Block within one year after such notice, together with (in either case) such additional information as may be required by the Agreement, then EBX shall have a "one time" election either (A) to retain an undivided 20% participating interest in the LIK Block or (B) to convey to GCO all of its interest in the LIK Block and all mineral deposits located therein in exchange for a two percent (2%) net smelter return royalty interest in all minerals produced and sold from the LIK Block; provided, however, that the election by EBX in the case of a notice delivered pursuant to (b) above shall be contingent upon the satisfaction of certain conditions subsequent by GCO: and the failure of GCO thereafter to satisfy such conditions shall nullify EBX's election and reinstate EBX's right to make a new "one time" election as described above and in the Agreement.

4. Provision for Joint Operating Agreement. If any of the following events occurs, all further operations relating to the LIK Block will be conducted in accordance with a Joint Operating Agreement substantially in the form attached to the Agreement as Exhibit C:

(a) If, after GCO notifies EBX that GCO has satisfied timely (i.e., on or before January 27, 2018) all of the requirements for earning and acquiring an undivided 60% of EBX's undivided 50% interest in and to the LIK Block and all mineral deposits located therein, EBX elects to retain an undivided 20% participating interest in the LIK Block;

(b) If, after GCO notifies EBX of GCO's commitment to commence construction of a mine on the LIK Block within one year after such notice, EBX elects to retain an undivided 20% participating interest in the LIK Block; provided, however, that the election by EBX in such case shall be contingent upon the satisfaction of certain conditions by GCO, and the failure of GCO to satisfy such conditions shall nullify EBX's election and reinstate EBX's right to make a new "one time" election as described above and in the Agreement;

(c) If GCO fails to satisfy timely (i.e., on or before January 27, 2018) all of the requirements for earning and acquiring an undivided 60% of EBX's undivided 50% interest in and to the LIK Block and all mineral deposits located therein.

5. Term. The terms of the Agreement, this Memorandum Agreement, and all grants made under the Agreement or this Memorandum Agreement shall continue until January 27, 2018.

6. Binding Effect. The Agreement, this Memorandum Agreement, and all of the provisions thereof and hereof shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors and assigns.

7. Copy of Agreement. A copy of the Agreement is on file with each party hereto, at the address set forth above.

ARTICLE 4
Confirmation

The undersigned hereby confirm that the Agreement is in full force and effect on the date of execution of this Memorandum Agreement and that the Claims are held by the parties subject thereto.

ARTICLE 5
Recording

This Memorandum Agreement is entitled to be recorded under one or more of the following Alaska Statutes: AS 40.17.030(a) (1996); AS 40.17.110(b) (1996); AS 40.17.120 (1996).

****

IN WITNESS WHEREOF, the parties have executed this Memorandum Agreement on the date first set forth above, but effective as of January 27, 1983.

GCO MINERALS COMPANY



By: ______________________
Name: JAMES R. MONTAGUE
Title: PRESIDENT

ECHO BAY EXPLORATION INC.



By: ______________________
Name: DONALD C. ENGLEBEN
Title: VICE PRESIDENT

STATE OF Texas)
) ss.
COUNTY OF Harris)

THIS IS TO CERTIFY that on the 30th day of December, 1997, at 1100 SMITH SUITE 3600 HOUSTON, TX, the foregoing instrument was acknowledged before me by (name) JAMES R MONTAGUE, (title) PRESIDENT of GCO MINERALS COMPANY, a Texas corporation, on behalf of said corporation.

GIVEN UNDER MY HAND and official seal the day and year last above written.


KATHLEEN M. PHILIPS
Notary Public, State of Texas
My Commission Expires 6-13-2000

Kathleen M. Philips
Notary Public in and for Harris County, Tx
My commission expires 6-13-2000

STATE OF Colorado)
) ss.
COUNTY OF Arapahoe)

THIS IS TO CERTIFY that on the 14th day of January, 1998, at 6400 S. Fiddlers Green Cir. Englewood, CO, the foregoing instrument was acknowledged before me by (name) Donald C. Ewigleben, (title) Vice President of ECHO BAY EXPLORATION INC., a Delaware corporation, on behalf of said corporation.

GIVEN UNDER MY HAND and official seal the day and year last above written.



Lois J. Brooks
Notary Public in and for Colorado
My commission expires 3-31-2000

Exhibit A Page 1 of 25

REAL PROPERTY

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PATENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
2019 Fraction	9-14-77	11-30-77	16/96-98	11-30-77	F-31433	24,T32N,R20W
2020	7-11-76	10-4-76	4/462-463			24,T32N,R20W
2020 Amend.		9-16-77	7/900-902	11-15/17-77	F-29421	
2021	7-11-76	10-4-76	4/464			24,T32N,R20W
2021 Amend.		9-16-77	7/903-905	11-15/17-77	F-29422	
2022	7-11-76	10-4-76	4/465			23,T32N,R20W
2022 Amend.		9-16-77	7/906-908	11-15/17-77	F-29423	
2023	7-11-76	10-4-76	4/466			23,T32N,R20W
2023 Amend.		9-16-77	7/909-911	11-15/17-77	F-29424	
2024	7-11-76	10-4-76	4/467			23,T32N,R20W
2024 Amend.		9-16-77	7/912-914	11-15/17-77	F-29425	
2025	7-11-76	10-4-76	4/468			23,T32N,R20W
2025 Amend.		9-16-77	7/915-917	11-15/17-77	F-29426	
2026	7-11-76	10-4-76	4/469			23,T32N,R20W
2026 Amend.		9-16-77	7/918-920	11-15/17-77	F-29427	
2027	7-11-76	10-4-76	4/470			23,T32N,R20W
2027 Amend.		9-16-77	7/921-923	11-15/17-77	F-29428	
2028	7-11-76	10-4-76	4/471			23,T32N,R20W
2028 Amend.		9-16-77	7/924-926	11-15/17-77	F-29429	

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PARENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
2029 2029 Amend.	7-11-76	10-4-76 9-16-77	4/472 7/927-929	11-15/17-77*	F-29430	23,T32N,R20W
2030 2030 Amend.	7-11-76	10-4-76 9-16-77	4/473 7/930-932	11-15/17-77*	F-29431	23,T32N,R20W
2031 Fraction	9-12-77	11-30-77	16/99-100	11-30-77	F-31434	22,T32N,R20W
3019 Fraction	9-14-77	11-30-77	16/101-102	11-30-77	F-31435	13,T32N,R20W
3020 3020 Amend.	7-11-76	10-4-76 9-16-77	4/474 7/933-935	11-15/17-77*	F-29432	13,T32N,R20W
3021 3021 Amend.	7-11-76	10-4-76 9-16-77	4/475 7/936-938	11-15/17-77*	F-29433	13,T32N,R20W
3022 3022 Amend.	7-11-76	10-4-76 9-16-77	4/476 7/939-941	11-15/17-77*	F-29434	14,T32N,R20W
3023 3023 Amend.	7-11-76	10-4-76 9-16-77	4/477 7/942-944	11-15/17-77*	F-29435	14,T32N,R20W
3024 3024 Amend.	7-11-76	10-4-76 9-16-77	4/478 7/945-947	11-15/17-77*	F-29436	14,T32N,R20W
3025 3025 Amend.	7-10-76	10-4-76 9-16-77	4/479 7/948-950	11-15/17-77*	F-29437	14,T32N,R20W
3026 3026 Amend.	7-10-76	10-4-76 9-16-77	4/480 7/951-953	11-15/17-77*	F-29438	14,T32N,R20W

Book 0095 Page 340

Exhibit A Page 3 of 25

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PARENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
3027	7-10-76	10-4-76	4/481			14,T32N,R20W
3027 Amended		9-16-77	7/954-956	11-15/17-77*	F-29439	
3028	7-10-76	10-4-76	4/482			14,T32N,R20W
3028 Amended		9-16-77	7/957-959	11-15/17-77*	F-29440	
3029	7-10-76	10-4-76	4/483			14,T32N,R20W
3029 Amended		9-16-77	7/960-962	11-15/17-77*	F-29441	
3029 Discovery	8-23-78	9-14-78	20/517-518	9-15-78		
3030	7-10-76	10-4-76	4/484			14,T32N,R20W
3030 Amended		9-16-77	7/963-965	11-15/17-77*	F-29442	
3030 Discovery	9-11-77	11-30-77	16/115	11-30-77		
3030A Fractic	6-19-78	9-14-78	20/519	9-15-78	F-39283	15,T32N,R20W
3030A F.Disc	8-31-78	9-14-78	20/520	9-15-78		
3030A F.Amend.		8-30-79	24/521-523	8-30-79		
3031	7-10-76	10-4-76	4/485			15,T32N,R20W
3031 Amend.		9-16-77	7/966-968	11-15/17-77*	F-29443	
3031 Discovery	10-19-77	11-30-77	16/116	11-30-77		
3031 Amend.	6-19-78	9-14-78	20/521	9-15-78		
3032	7-11-76	10-4-76	4/486			15,T32N,R20W
3032 Amend.		9-16-77	7/969-971	11-15/17-77*	F-29444	
3032 Discovery	8-23-78	9-14-78	20/522	9-15-78		
3033	7-11-76	10-4-76	4/487			15,T32N,R20W
3033 Amend.		9-16-77	7/972-974	11-15/17-77*	F-29445	
3033 Discovery	8-23-78	9-14-78	20/523	9-15-78		

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PATENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
3034	7-11-76	10-4-76	4/488			15,T32N,R20W
3034 Amended		9-16-77	7/975-977	11-15/17-77*	F-29446	
4019 Fraction	9-14-77	11-30-77	16/103-104	11-30-77	F-31436	13,T32N,R20W
4019 F.Amend.	6-19-78	9-14-78	20/524	9-15-78		
4020	7-7-77	9-2-77	7/417-418	9-2-77	F-25700	13,T32N,R20W
4020 Amended	6-19-78	9-14-78	20/525	9-15-78		
4021	7-7-77	9-2-77	7/419	9-2-77	F-25701	13,T32N,R20W
4021 Amended	6-19-78	9-14-78	20/526	9-15-78		
4022	7-7-77	9-2-77	7/420	9-2-77	F-25702	12,T32N,R20W
4022 Amended		8-30-79	24/524-526	8-30-79		
4023	7-11-76	10-4-76	4/489			14,T32N,R20W
4023 Amend.		9-16-77	7/979-980	11-15/17-77*	F-29447	
4024	7-11-76	10-4-76	4/490			14,T32N,R20W
4024 Amend.		9-16-77	7/981-983	11-15/17-77*	F-29448	
4025	7-10-76	10-4-76	4/491			14,T32N,R20W
4025 Amend.		9-16-77	7/984-986	11-15/17-77*	F-29449	
4026	7-10-76	10-4-76	4/492			14,T32N,R20W
4026 Amend.		9-16-77	7/987-989	11-15/17-77*	F-29450	
4027	7-10-76	10-4-76	4/493			14,T32N,R20W
4027 Amend.		9-16-77	7/990-992	11-15/17-77*	F-29451	
4027 Amend.	6-19-78	9-14-78	20/527	9-15-78		

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PARENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
4028	7-10-76	10-4-76	4/494			14,T32N,R20W
4028 Amended		9-16-77	7/993-995	11-15/17-77*	F-29452	
4028 Amended	6-19-78	9-14-78	20/528	9-15-78		
4029	7-10-76	10-4-76	4/495			14,T32N,R20W
4029 Amended		9-16-77	7/996-998	11-15/17-77*	F-29453	
4029 Amended	6-19-78	9-14-78	20/529	9-15-78		
4029 Discover	8-23-78	9-14-78	20/530	9-15-78		
4030	7-10-76	10-4-76	4/496			14,T32N,R20W
4030 Amended		9-16-77	7/999-999B	11-15/17-77*	F-29454	
4030 Discover	9-11-77	11-30-77	16/117	11-30-77		
4030 Amended	6-19-78	9-14-78	20/531	9-15-78		
4031	7-10-76	10-4-76	4/491			15,T32N,R20W
4031 Amended		9-16-77	8/1-3	11-15/17-77*	F-29455	
4031 Discovery	10-19-77	11-30-77	16/118	11-30-77		
4031 Amended	6-19-78	9-14-78	20/532	9-15-78		
4032	7-10-76	10-4-76	4/490			15,T32N,R20W
4032 Amended		9-16-77	8/4-6	11-15/17-77*	F-29456	
4032 Amended	6-19-78	9-14-78	20/533	9-15-78		
4032 Discovery	8-31-78	9-14-78	20/534	9-15-78		
4033	7-10-76	10-4-76	4/499			15,T32N,R20W
4033 Amended		9-16-77	8/7-9	11-15/17-77*	F-29457	
4033 Amended	6-19-78	9-14-78	20/535	9-15-78		

Exhibit A Page 5 of 35

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE,	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
4034	7-10-76	10-4-76	4/500			15,T32N,R20W
4034 Amended		9-16-77	8/10-12	11-15/17-77*	F-29458	
4034 Amended	6-19-78	9-14-78	20/536	9-15-78		
5023	7-11-76	10-4-76	4/501			14,T32N,R20W
5023 Amend.		9-16-77	8/13-15	11-15/17-77*	F-29459	
5024	7-11-76	10-4-76	4/502			14,T32N,R20W
5024 Amended		9-16-77	8/16-18	11-15/17-77*	F-29460	
5025	7-10-76	10-4-76	4/503			14,T32N,R20W
5025 Amend.		9-16-77	8/19-21	11-15/17-77*	F-29461	
5026	7-10-76	10-4-76	4/504			14,T32N,R20W
5026 Amend.		9-16-77	8/22-24	11-15/17-77*	F-29462	
5027	7-10-76	10-4-76	4/505			14,T32N,R20W
5027 Amended		9-16-77	8/25-27	11-15/17-77*	F-29463	
5027 Discovery	9-11-77	11-30-77	16/119	11-30-77		
5027 Amended	6-20-78	9-14-78	20/537	9-15-78		
5028	7-10-76	10-4-76	4/506			14,T32N,R20W
5028 Amended		9-16-77	8/28-30	11-15/17-77*	F-29464	
5028 Discovery	9-11-77	11-30-77	16/120	11-30-77		
5028 Amended	6-20-78	9-14-78	20/538	9-15-78		

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE.	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PARENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
5029	7-10-76	10-4-76	4/507			14,T32N,R20W
5029 Amended		9-16-77	8/31-33	11-15/17-77*	F-29465	
5029 Amended	6-20-78	9-14-78	20/539	9-15-78		
5029 Discovery	8-23-78	9-14-78	20/540	9-15-78		
5030	7-10-76	10-4-76	4/508			14,T32N,R20W
5030 Amend.		9-16-77	8/34-36	11-15/17-77*	F-29466	
5030 Amend.	6-20-78	9-14-78	20/541	9-15-78		
5030 Discovery	8-23-78	9-14-78	20/542	9-15-78		
5031	7-10-76	10-4-76	4/509			15,T32N,R20W
5031 Amended		9-16-77	8/37-39	11-15/17-77*	F-29467	
5031 Amended	6-20-78	9-14-78	20/543	9-15-78		
5031 Discovery	8-23-78	9-14-78	20/544	9-15-78		
5032	7-10-76	10-4-76	4/510			15,T32N,R20W
5032 Amended		9-16-77	8/40-42	11-15/17-77*	F-29468	
5032 Amended	6-20-78	9-14-78	20/545	9-15-78		
5033	7-10-76	10-4-76	4/511			15,T32N,R20W
5033 Amended		9-16-77	8/43-45	11-15/17-77*	F-29469	
5033 Amended	6-20-78	9-14-78	20/546	9-15-78		

Exhibit A Page 8 of 25

BOOK 0095 PAGE 345

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PATENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
5034	7-30-76	10-4-76	4/512			15,T32N,R20W
5034 Amended		9-16-77	8/46-10	11-15/12-77*	F-29470	
5034 Amended	6-30-78	9-14-78	20/547	9-15-78		
5035	7-31-77	9-2-77	7/421	9-2-77	F-25703	15,T32N,R20W
5035 Amended	6-30-78	9-14-78	20/548	9-15-78		
5035X Fract.	8-20-77	9-2-77	7/422	9-2-77	F-25704	15,T32N,R20W
5035X F.Amend		8-30-79	24/527-529	8-30-79		
5036	7-31-77	9-2-77	7/423	9-2-77	F-25705	15,T32N,R20W
5036 Amend.	6-30-78	9-14-78	20/549	9-15-78		
5037	7-31-77	9-2-77	7/424	9-2-77	F-25706	15,T32N,R20W
5037 Amend.	7-3-78	9-14-78	20/550	9-15-78		
5038	7-31-77	9-2-77	7/425	9-2-77	F-25707	15,T32N,R20W
5038 Amend.	7-3-78	9-14-78	20/551	9-15-78		
5039	7-31-77	9-2-77	7/426	9-2-77	F-25708	15,T32N,R20W
5039 Amend.	7-3-78	9-14-78	20/552	9-15-78		
5040	8-1-77	9-2-77	7/427	9-2-77	F-25709	6,T32N,R20W
5040 Amend.	7-3-78	9-14-78	20/553	9-15-78		
5041	8-1-77	9-2-77	7/428	9-2-77	F-25710	6,T32N,R20W
5041 Amend.	7-3-78	9-14-78	20/554	9-15-78		
5042	8-1-77	9-2-77	7/429	9-2-77	F-25711	16,T32N,R20W
5042 Amend.	7-3-78	9-14-78	20/555	9-15-78		
5043	8-3-77	9-2-77	7/430	9-2-77	F-25712	16,T32N,R20W
5043 Amend.	7-3-78	9-14-78	20/556	9-15-78		

BOOK 0095 PAGE 346

Exhibit A Page 9 of 35

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM [illegible] SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
6020 Fract.	9-16-77	11-30-77	16/105-106	11-30-77	F-31437	12,T32N,R20W
6021 Fract.	9-16-77	11-30-77	16/107-108	11-30-77	F-31438	12,T32N,R20W
6022	9-14-77	11-30-77	16/109-110	11-30-77	F-31439	11,T32N,R20W
6023	7-11-76	10-4-76	4/513			11,T32N,R20W
6023 Amended		9-16-77	8/49-51	11-15/17-77*	F-29471	
6024	1-11-76	10-4-76	4/514			11,T32N,R20W
6024 Amended		9-16-77	8/52-54	11-15/17-77*	F-29472	
6025	7-11-76	10-4-76	4/515			11,T32N,R20W
6025 Amended		9-16-77	8/55-57	11-15/17-77*	F-29473	
6026	7-11-76	10-4-76	4/516			11,T32N,R20W
6026 Amended		9-16-77	8/58-60	11-15/17-77*	F-29474	
6027	7-11-76	10-4-76	4/517			11,T32N,R20W
6027 Amended		9-16-77	8/61-63	11-15/17-77*	F-29475	
6028	7-11-76	10-4-76	4/518			11,T32N,R20W
6028 Amended		9-16-77	8/64-66	11-15/17-77*	F-29476	
6029	7-11-76	10-4-76	4/519			11,T32N,R20W
6029 Amended		9-16-77	8/67-69	11-15/17-77*	F-29477	
6030	8-[illegible]-76	10-4-76	4/520			11,T32N,R20W
6030 Amended		9-16-77	8/70-72	11-15/17-77*	F-29478	
6030 Amended	7-3-78	9-14-78	20/562	9-15-78		
6031	8-24-76	10-4-76	4/521			10,T32N,R20W
6031 Amended		9-16-77	8/73-75	11-15/17-77*	F-29479	
6031 Amended	7-3-78	9-14-78	20/563	9-15-78		

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PAMPHLET SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
6032	8-24-76	10-4-76	4/522			10,T32N,R20W
6032 Amended		9-16-77	8/16-10	11-15/11-77*	F-25480	
6032 Amended	7-3-78	9-14-78	10/564	9-15-78		
6033	8-1-77	9-2-77	7/435	9-2-77	F-25717	10,T32N,R20W
6033 Amended	7-3-78	9-14-78	20/565	9-15-78		
6034	8-1-77	9-2-77	7/436	9-2-77	F-25718	10,T32N,R20W
6034 Amended	7-3-78	9-14-78	20/566	9-15-78		
6035	8-1-77	9-2-77	7/437	9-2-77	F-25719	10,T32N,R20W
6035 Amended	7-3-78	9-14-78	20/567	9-15-78		
6036	8-3-77	9-2-77	7/438	9-2-77	F-25720	10,T32N,R20W
6036 Amended	7-3-78	9-14-78	20/568	9-15-78		
6037	8-3-77	9-2-77	7/439	9-2-77	F-25721	10,T32N,R20W
6037 Amended	7-3-78	9-14-78	20/569	9-15-78		
6038	8-3-77	9-2-77	7/440	9-2-77	F-25722	10,T32N,R20W
6038 Amended	7-3-78	9-14-78	20/570	9-15-78		
6039	8-3-77	9-2-77	7/441	9-2-77	F-25723	10,T32N,R20W
6039 Amended	7-3-78	9-14-78	20/571	9-15-78		
6040	8-3-77	9-2-77	7/442	9-2-77	F-25724	10,T32N,R20W
6040 Amended	7-3-78	9-14-78	20/572	9-15-78		
6041	8-4-77	9-2-77	7/443	9-2-77	F-25725	9,T32N,R20W
6041 Amended	7-3-78	9-14-78	20/573	9-15-78		
6042	8-4-77	9-2-77	7/444	9-2-77	F-25726	9,T32N,R20W
6042 Amended	7-3-78	9-14-78	20/574	9-15-78		
6043	8-4-77	9-2-77	7/445	9-2-77	F-25727	9 T32N, R20W
6043 Amended	7-3-78	9-14-78	20/575	9-15-78		

Exhibit A Page 10 of 25

BOOK 0095 PAGE 347

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM [illegible] SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF NE CORNER
7020	9-16-77	11-30-77	16/111-112	11-30-77	F-31440	12,T32N,R20W
7021	9-16-77	11-30-77	16/113-114	11-30-77	F-31441	12,T32N,R20W
7022	7-7-77	9-2-77	7/450	9-2-77	F-25732	11,T32N,R20W
7023	7-7-77	9-2-77	7/451	9-2-77	F-25733	11,T32N,R20W
7024	7-7-77	9-2-77	7/452	9-2-77	F-25734	11,T32N,R20W
7025	7-7-77	9-2-77	7/453	9-2-77	F-25735	11,T32N,R20W
7026	7-7-77	9-2-77	7/454	9-2-77	F-25736	11,T32N,R20W
7026 Amend.Cert.		8-30-79	24/533-535	8-30-79		
7027	7-7-77	9-2-77	7/455	9-2-77	F-25737	11,T32N,R20W
7028	7-8-77	9-2-77	7/456	9-2-77	F-25738	11,T32N,R20W
7029	7-8-77	9-2-77	7/457	9-2-77	F-25739	11,T32N,R20W
7030	7-8-77	9-2-77	7/458	9-2-77	F-25740	11,T32N,R20W
7030 Amend.Cert.		8-30-79	24/536-538	8-30-79		
7031	7-8-77	9-2-77	7/459	9-2-77	F-25741	11,T32N,R20W
7031 Amend.Cert.		8-30-79	24/539-541	8-30-79		
7032	7-8-77	9-2-77	7/460	9-2-77	F-25742	10,T32N,R20W
7032 Amend.	7-7-78	9-14-78	20/581	9-15-78		
7033	7-7-78	9-14-78	20/582	9-15-78	F-39206	10,T32N,R20W

Claim Block: LIK (with Y and Z claims)
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

CLAIM #	LOCATION DATE	DISTRICT RECORDER RECORDING DATE	BOOK/PAGE NUMBER	BLM RECORDING DATE	BLM PARENT SERIAL NUMBER	SECTION TOWNSHIP & RANGE OF THE CORNER
Y 111	9-22-77	11-30-77	16/121-122	11-30-77	F-31442	14,T32N,R20W
Y 112	9-22-77	11-30-77	16/123-124	11-30-77	F-31443	15,T32N,R20W
Z 320	9-12-77	11-30-77	16/125-126	11-30-77	F-31444	13,T32N,R20W
Z 321	9-12-77	11-30-77	16/127-128	11-30-77	F-31445	13,T32N,R20W
Z 322	9-12-77	11-30-77	16/129-130	11-30-77	F-31446	14,T32N,R20W

Claim Block: SILK
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

Claim #	Location Date	Dist. Record. Recording Date	Book/Page Number	BLM Recording Date	BLM Patent Serial Number	Section, Township and Range of NE Corner
33	8-22-77	10-7-77	8/242-243	10-7-77	F-26533	10, 32N, 20W
34	8-22-77	10-7-77	8/244	10-7-77	F-26534	10, 32N, 20W
35	8-22-77	10-7-77	8/245	10-7-77	F-26535	10, 32N, 20W
36	8-21-77	10-7-77	8/246	10-7-77	F-26536	10, 32N, 20W
37	8-21-77	10-7-77	8/247	10-7-77	F-26537	10, 32N, 20W
38	8-21-77	10-7-77	8/248	10-7-77	F-26538	10, 32N, 20W
39	8-21-77	10-7-77	8/249	10-7-77	F-26539	10, 32N, 20W
40	8-21-77	10-7-77	8/250	10-7-77	F-26540	10, 32N, 20W
41	8-21-77	10-7-77	8/251	10-7-77	F-26541	9, 32N, 20W
42	8- 4-77	10-7-77	8/252	10-7-77	F-26542	9, 32N, 20W
118	9-18-77	10-7-77	8/269	10-7-77	F-26559	12, 32N, 20W
119	8-20-77	10-7-77	8/270	10-7-77	F-26560	12, 32N, 20W
120	8-20-77	10-7-77	8/271	10-7-77	F-26561	12, 32N, 20W
121	8-20-77	10-7-77	8/272	10-7-77	F-26562	12, 32N, 20W
122	8-20-77	10-7-77	8/273	10-7-77	F-26563	11, 32N, 20W
123	8-20-77	10-7-77	8/274	10-7-77	F-26564	11, 32N, 20W

Claim Block: SILK
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

Claim #	Location Date	Dist. Record. Recording Date	Book/Page Number	BLM Recording Date	BLM Parent Serial Number	Section, Township and Range of NE Corner
124	7-30-77	10-7-77	8/275	10-7-77	F-26565	11, 32N, 20W
125	8-21-77	10-7-77	8/276	10-7-77	F-26566	11, 32N, 20W
126	8-21-77	10-7-77	8/277	10-7-77	F-26567	11, 32N, 20W
127	8-21-77	10-7-77	8/278	10-7-77	F-26568	11, 32N, 20W
128	8-22-77	10-7-77	8/279	10-7-77	F-26569	11, 32N, 20W
129	8-22-77	10-7-77	8/280	10-7-77	F-26570	11, 32N, 20W
130	8-21-77	10-7-77	8/281	10-7-77	F-26571	11, 32N, 20W
131	8-21-77	10-7-77	8/282	10-7-77	F-26572	11, 32N, 20W
132	8-21-77	10-7-77	8/283	10-7-77	F-26573	10, 32N, 20W
133	8-21-77	10-7-77	8/284	10-7-77	F-26574	10, 32N, 20W
134	8-21-77	10-7-77	8/285	10-7-77	F-26575	10, 32N, 20W
135	8-21-77	10-7-77	8/286	10-7-77	F-26576	10, 32N, 20W
136	8-21-77	10-7-77	8/287	10-7-77	F-26577	10, 32N, 20W
137	8-21-77	10-7-77	8/288	10-7-77	F-26578	10, 32N, 20W
138	8-21-77	10-7-77	8/289	10-7-77	F-26579	10, 32N, 20W
139	8-21-77	10-7-77	8/290	10-7-77	F-26580	10, 32N, 20W
140	8-21-77	10-7-77	8/291	10-7-77	F-26581	10, 32N, 20W
141	8- 3-77	10-7-77	8/292	10-7-77	F-26582	9, 32N, 20W
142	8- 3-77	10-7-77	8/293	10-7-77	F-26583	9, 32N, 20W
216	7-31-77	10-7-77	8/310	10-7-77	F-26600	12, 32N, 20W
217	7-31-77	10-7-77	8/311	10-7-77	F-26601	12, 32N, 20W
218	7-31-77	10-7-77	8/312	10-7-77	F-26602	12, 32N, 20W
219	7-31-77	10-7-77	8/313	10-7-77	F-26603	12, 32N, 20W
220	7-31-77	10-7-77	8/314	10-7-77	F-26604	12, 32N, 20W
221	7-31-77	10-7-77	8/315	10-7-77	F-26605	12, 32N, 20W
222	7-31-77	10-7-77	8/316	10-7-77	F-26606	11, 32N, 20W
223	7-31-77	10-7-77	8/317	10-7-77	F-26607	11, 32N, 20W
224	7-30-77	10-7-77	8/318	10-7-77	F-26608	11, 32N, 20W
225	8-21-77	10-7-77	8/319	10-7-77	F-26609	11, 32N, 20W
226	8-21-77	10-7-77	8/320	10-7-77	F-26610	11, 32N, 20W
227	8-21-77	10-7-77	8/321	10-7-77	F-26611	11, 32N, 20W
228	8-21-77	10-7-77	8/322	10-7-77	F-26612	11, 32N, 20W
229	8-21/22-77	10-7-77	8/323-324	10-7-77	F-26613	11, 32N, 20W

Claim Block: SILK
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

Claim #	Location Date	Dist. Record Recording Date	Book/Page Number	BLM Recording Date	BLM Patent Serial Number	Section, Township and Range of DC Corner
230	7-21/22-77	10-7-77	8/325-326	10-7-77	F-26614	11, 32N, 20W
231	8-22-77	10-7-77	8/327	10-7-77	F-26615	11, 32N, 20W
232	8-22-77	10-7-77	8/328	10-7-77	F-26616	10, 32N, 20W
233	8-22-77	10-7-77	8/329	10-7-77	F-26617	10, 32N, 20W
234	8-22-77	10-7-77	8/330	10-7-77	F-26618	10, 32N, 20W
235	8-3-77	10-7-77	8/331	10-7-77	F-26619	10, 32N, 20W
236	8-3-77	10-7-77	8/332	10-7-77	F-26620	10, 32N, 20W
237	8-3-77	10-7-77	8/333	10-7-77	F-26621	10, 32N, 20W
238	8-3-77	10-7-77	8/334	10-7-77	F-26622	10, 32N, 20W
239	8-3-77	10-7-77	8/335	10-7-77	F-26623	10, 32N, 20W
240	8-3-77	10-7-77	8/336	10-7-77	F-26624	9, 32N, 20W
241	8-3-77	10-7-77	8/337	10-7-77	F-26625	9, 32N, 20W
242	8-3-77	10-7-77	8/338	10-7-77	F-26626	9, 32N, 20W
316	7-31-77	10-7-77	8/351	10-7-77	F-26639	1, 32N, 20W
317	7-31-77	10-7-77	8/352	10-7-77	F-26640	1, 32N, 20W
318	7-31-77	10-7-77	8/353	10-7-77	F-26641	1, 32N, 20W
319	7-31-77	10-7-77	8/354	10-7-77	F-26642	1, 32N, 20W
320	7-31-77	10-7-77	8/355	10-7-77	F-26643	1, 32N, 20W
321	7-31-77	10-7-77	8/356	10-7-77	F-26644	1, 32N, 20W
322	7-31-77	10-7-77	8/357	10-7-77	F-26645	2, 32N, 20W
323	7-31-77	10-7-77	8/358	10-7-77	F-26646	2, 32N, 20W
324	7-30-77	10-7-77	8/359	10-7-77	F-26647	2, 32N, 20W
325	8-21-77	10-7-77	8/360	10-7-77	F-26648	2, 32N, 20W
326	8-21-77	10-7-77	8/361	10-7-77	F-26649	2, 32N, 20W
327	8-21-77	10-7-77	8/362-363	10-7-77	F-26650	2, 32N, 20W
328	8-21-77	10-7-77	8/364-365	10-7-77	F-26651	2, 32N, 20W
329	8-21-77	10-7-77	8/366-367	10-7-77	F-26652	2, 32N, 20W

Exhibit A Page 16 of 25

Claim Block: SILK
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

Claim #	Location Date	Dist. Record. Recording Date	Book/Page Number	BLM Recording Date	BLM Parent Serial Number	Section, Township and Range of NE Corner
330	8-21-77	10-7-77	8/368	10-7-77	F-26653	2, 32N, 20W
331	8-21-77	10-7-77	8/369	10-7-77	F-26654	2, 32N, 20W
332	8-21-77	10-7-77	8/370	10-7-77	F-26655	3, 32N, 20W
333	8-21-77	10-7-77	8/371	10-7-77	F-26656	3, 32N, 20W
334	8- 3-77	10-7-77	8/372	10-7-77	F-26657	3, 32N, 20W
335	8- 3-77	10-7-77	8/373	10-7-77	F-26658	3, 32N, 20W
336	8- 3-77	10-7-77	8/374	10-7-77	F-26659	3, 32N, 20W
337	8- 3-77	10-7-77	8/375	10-7-77	F-26660	3, 32N, 20W
338	8- 3-77	10-7-77	8/376	10-7-77	F-26661	3, 32N, 20W
339	8- 3-77	10-7-77	8/377	10-7-77	F-26662	3, 32N, 20W
340	8- 3-77	10-7-77	8/378	10-7-77	F-26663	3, 32N, 20W
341	8- 3-77	10-7-77	8/379	10-7-77	F-26664	2, 32N, 20W
342	8- 3-77	10-7-77	8/380	10-7-77	F-26665	2, 32N, 20W
411	7-31-77	10-7-77	8/384	10-7-77	F-26669	6, 32N, 19W
412	7-31-77	10-7-77	8/385	10-7-77	F-26670	1, 32N, 20W
413	7-31-77	10-7-77	8/386	10-7-77	F-26671	1, 32N, 20W
414	7-31-77	10-7-77	8/387	10-7-77	F-26672	1, 32N, 20W
415	7-31-77	10-7-77	8/388	10-7-77	F-26673	1, 32N, 20W
416	7-31-77	10-7-77	8/389	10-7-77	F-26674	1, 32N, 20W
417	7-31-77	10-7-77	8/390	10-7-77	F-26675	1, 32N, 20W
418	7-31-77	10-7-77	8/391	10-7-77	F-26676	1, 32N, 20W
419	7-31-77	10-7-77	8/392	10-7-77	F-26677	1, 32N, 20W
420	7-31-77	10-7-77	8/393	10-7-77	F-26678	1, 32N, 20W
421	7-31-77	10-7-77	8/394	10-7-77	F-26679	1, 32N, 20W
422	7-31-77	10-7-77	8/395	10-7-77	F-26680	2, 32N, 20W
423	7-31-77	10-7-77	8/396	10-7-77	F-26681	2, 32N, 20W
424	7-30-77	10-7-77	8/397	10-7-77	F-26682	2, 32N, 20W
425	8-21-77	10-7-77	8/398	10-7-77	F-26683	2, 32N, 20W
426	8-21-77	10-7-77	8/399	10-7-77	F-26684	2, 32N, 20W

Claim Block: SILK
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-1
Section, Township and Range Location refers to Kateel River Meridian, Alaska

Claim #	Location Date	Dist. Record. Recording Date	Book/Page Number	BLM Recording Date	BLM Parent Serial Number	Section, Township and Range of NE Corner
427	8-21-77	10-3-77	8/400-401	10-7-77	F-26685	2, 32N, 20W
428	8-21-77	10-3-77	8/402	10-7-77	F-26686	2, 32N, 20W
429	8-21-77	10-3-77	8/403	10-7-77	F-26687	2, 32N, 20W
430	8-21-77	10-3-77	8/404	10-7-77	F-26688	2, 32N, 20W
431	8- 1-77	10-3-77	8/405	10-7-77	F-26689	2, 32N, 20W
432	8- 1-77	10-3-77	8/406	10-7-77	F-26690	3, 32N, 20W
433	8- 1-77	10-3-77	8/407	10-7-77	F-26691	3, 32N, 20W
434	8- 1-77	10-3-77	8/408	10-7-77	F-26692	3, 32N, 20W
435	8- 1-77	10-3-77	8/409	10-7-77	F-26693	3, 32N, 20W
436	8- 3-77	10-3-77	8/410	10-7-77	F-26694	3, 32N, 20W
437	8- 3-77	10-3-77	8/411	10-7-77	F-26695	3, 32N, 20W
511	8-22-77	10-3-77	8/412	10-7-77	F-26696	6, 32N, 19W
512	8-22-77	10-3-77	8/413	10-7-77	F-26697	1, 32N, 20W
513	8-22-77	10-3-77	8/414	10-7-77	F-26698	1, 32N, 20W
514	8-22-77	10-3-77	8/415	10-7-77	F-26699	1, 32N, 20W
515	8-22-77	10-3-77	8/416	10-7-77	F-26700	1, 32N, 20W
516	8- 1-77	10-3-77	8/417	10-7-77	F-26701	1, 32N, 20W
517	8- 1-77	10-3-77	8/418	10-7-77	F-26702	1, 32N, 20W
518	8- 1-77	10-3-77	8/419	10-7-77	F-26703	1, 32N, 20W
519	8- 1-77	10-3-77	8/420	10-7-77	F-26704	1, 32N, 20W
520	8- 1-77	10-3-77	8/421	10-7-77	F-26705	1, 32N, 20W
521	8- 1-77	10-3-77	8/422	10-7-77	F-26706	1, 32N, 20W
522	8- 1-77	10-3-77	8/423	10-7-77	F-26707	2, 32N, 20W
523	8- 1-77	10-3-77	8/424	10-7-77	F-26708	2, 32N, 20W
524	7-30-77	10-3-77	8/425	10-7-77	F-26709	2, 32N, 20W
525	8- 1-77	10-3-77	8/426	10-7-77	F-26710	2, 32N, 20W
526	8- 1-77	10-3-77	8/427	10-7-77	F-26711	2, 32N, 20W
527	8- 1-77	10-3-77	8/428	10-7-77	F-26712	2, 32N, 20W
528	8- 1-77	10-3-77	8/429	10-7-77	F-26713	2, 32N, 20W
529	8- 1-77	10-3-77	8/430	10-7-77	F-26714	2, 32N, 20W
530	8- 1-77	10-3-77	8/431	10-7-77	F-26715	2, 32N, 20W

Claim Block: SILK
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

Claim #	Location Date	Dist. Record. Recording Date	Book/Page Number	BLM Recording Date	BLM Patent Serial Number	Section, Township and Range of NE Corner
531	8-1-77	10-7-77	8/432	10-7-77	F-26716	2, 32N, 20W
532	8-1-77	10-7-77	8/433	10-7-77	F-26717	3, 32N, 20W
533	8-1-77	10-7-77	8/434	10-7-77	F-26718	3, 32N, 20W
611	7-31-77	10-7-77	8/435	10-7-77	F-26719	6, 32N, 19W
612	7-31-77	10-7-77	8/436	10-7-77	F-26720	1, 32N, 20W
613	7-31-77	10-7-77	8/437	10-7-77	F-26721	1, 32N, 20W
614	7-31-77	10-7-77	8/438	10-7-77	F-26722	1, 32N, 20W
615	7-31-77	10-7-77	8/439	10-7-77	F-26723	1, 32N, 20W
616	7-31-77	10-7-77	8/440	10-7-77	F-26724	1, 32N, 20W
617	7-31-77	10-7-77	8/441	10-7-77	F-26725	1, 32N, 20W
618	7-31-77	10-7-77	8/442	10-7-77	F-26726	1, 32N, 20W
619	7-31-77	10-7-77	8/443	10-7-77	F-26727	1, 32N, 20W
620	7-31-77	10-7-77	8/444	10-7-77	F-26728	1, 32N, 20W
621	7-31-77	10-7-77	8/445	10-7-77	F-26729	1, 32N, 20W
622	7-31-77	10-7-77	8/446	10-7-77	F-26730	2, 32N, 20W
623	7-31-77	10-7-77	8/447	10-7-77	F-26731	2, 32N, 20W
624	7-30-77	10-7-77	8/448	10-7-77	F-26732	2, 32N, 20W
625	8-1-77	10-7-77	8/449	10-7-77	F-26733	2, 32N, 20W
626	8-1-77	10-7-77	8/450	10-7-77	F-26734	2, 32N, 20W
627	8-1-77	10-7-77	8/451	10-7-77	F-26735	2, 32N, 20W
628	8-1-77	10-7-77	8/452	10-7-77	F-26736	2, 32N, 20W
629	8-1-77	10-7-77	8/453	10-7-77	F-26737	2, 32N, 20W
630	8-1-77	10-7-77	8/454	10-7-77	F-26738	2, 32N, 20W
631	8-1-77	10-7-77	8/455	10-7-77	F-26739	2, 32N, 20W
632	8-1-77	10-7-77	8/456	10-7-77	F-26740	3, 32N, 20W
633	8-1-77	10-7-77	8/457	10-7-77	F-26741	3, 32N, 20W
711	8-22-77	10-7-77	8/458	10-7-77	F-26742	6, 32N, 19W
712	8-22-77	10-7-77	8/459	10-7-77	F-26743	6, 32N, 19W
713	8-22-77	10-7-77	8/460	10-7-77	F-26744	1, 32N, 20W
714	8-22-77	10-7-77	8/461	10-7-77	F-26745	1, 32N, 20W
715	8-22-77	10-7-77	8/462	10-7-77	F-26746	1, 32N, 20W
716	7-31-77	10-7-77	8/463	10-7-77	F-26747	1, 32N, 20W

Exhibit A Page 18 of 35

BOOK 0095 PAGE 355

Claim Block: SILK
Recording District: Barrow
Type of Claim: Federal-Lode
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

Claim #	Location Date	Dist. Record. Recording Date	Book/Page Number	BLM Recording Date	BLM Parent Serial Number	Section, Township and Range of NE Corner
717	7-31-77	10-7-77	8/464	10-7-77	F-26748	1, 32N, 20W
718	7-31-77	10-7-77	8/465	10-7-77	F-26749	1, 32N, 20W
719	7-31-77	10-7-77	8/466	10-7-77	F-26750	1, 32N, 20W
720	7-31-77	10-7-77	8/467	10-7-77	F-26751	1, 32N, 20W
721	7-31-77	10-7-77	8/468	10-7-77	F-26752	1, 32N, 20W
722	7-31-77	10-7-77	8/469	10-7-77	F-26753	2, 32N, 20W
723	7-31-77	10-7-77	8/470	10-7-77	F-26754	2, 32N, 20W
724	7-31-77	10-7-77	8/471	10-7-77	F-26755	2, 32N, 20W
725	8- 1-77	10-7-77	8/472	10-7-77	F-26756	2, 32N, 20W
726	8- 1-77	10-7-77	8/473	10-7-77	F-26757	2, 32N, 20W
727	8- 1-77	10-7-77	8/474	10-7-77	F-26758	2, 32N, 20W
728	8- 1-77	10-7-77	8/475	10-7-77	F-26759	2, 32N, 20W
729	8-1-77	10-7-77	8/476	10-7-77	F-26760	2, 32N, 20W
730	8- 1-77	10-7-77	8/477	10-7-77	F-26761	2, 32N, 20W
731	8- 1-77	10-7-77	8/478	10-7-77	F-26762	2, 32N, 20W
732	8- 1-77	10-7-77	8/479	10-7-77	F-26763	3, 32N, 20W
733	8- 1-77	10-7-77	8/480	10-7-77	F-26764	3, 32N, 20W

Claim Block: LIK
Recording District: Barrow
Type of Claim: State
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

Claim Name	Location	Dist. Recorder Recording Date	Book/Page Number	ADL Posting Date	ADL Parent Serial Number	Section, Township and Range
LIK 212 SA LIK 212 SA (amended)	4/23/94 6/11/94	7/19/94 9/2/94	75/019-020 75/668-670	4/21/94	537963	22-23, 32N, 20W
LIK 213 SA	4/23/94	7/19/94	75/021	4/23/94	537964	23, 32N, 20W
LIK 214 SA	4/23/94	7/19/94	75/022	4/23/94	537965	23, 32N, 20W
LIK 310 SA LIK 310 SA (amended)	4/23/94 6/11/94	7/19/94 9/2/94	75/023 75/671-673	4/23/94	537966	15, 22, 32N, 20W
LIK 311 SA LIK 311 SA (amended)	4/23/94 6/11/94	7/19/94 9/2/94	75/024 75/674-676	4/23/94	537967	14, 15, 22, 23, 32N, 20W
LIK 312 SA LIK 312 SA (amended)	4/23/94 6/11/94	7/19/94 9/2/94	75/025 75/677-679	4/23/94	537968	14, 15, 22, 23, 32N, 20W
LIK 313 SA	4/23/94	7/19/94	75/026	4/23/94	537969	14, 23, 32N, 20W
LIK 314 SA	4/23/94	7/19//94	75/027	4/23/94	537970	14, 23, 32N, 20W

Claim Block: LIK
Recording District: Barrow
Type of Claim: State
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

Claim Name	Location	Dist. Recorder Recording Date	Book/Page Number	ADL Posting Date	ADL Parent Serial Number	Section, Township and Range
LIK 410 SA LIK 410 SA (amended)	4/24/94 6/15/94	7/19/94 9/2/94	75/028 75/680-682	4/24/94	537971	15, 32N, 20W
LIK 411 SA LIK 411 SA (amended)	4/24/94 6/15/94	7/19/94 9/2/94	75/029 75/683-685	4/24/94	537972	14, 15, 32N, 20W
LIK 412 SA	4/24/94	7/19/94	75/030	4/24/94	537973	14, 15, 32N, 20W
LIK 413 SA	4/24/94	7/19/94	75/031	4/24/94	537974	14, 32N, 20W
LIK 414 SA	4/24/94	7/19/94	75/032	4/24/94	537975	14, 32N, 20W
LIK 510 SA LIK 510 SA (amended)	4/25/94 6/13/94	7/19/94 9/2/94	75/033 75/686-688	4/25/94	537976	15, 32N, 20W
LIK 511 SA	4/25/94	7/19/94	75/034	4/25/94	537977	14, 15, 32N, 20W
LIK 512 SA	4/24/94	7/19/94	75/035	4/24/94	537978	14, 15, 32N, 20W
LIK 513 SA	4/24/94	7/19/94	75/036	4/24/94	537979	14, 32N, 20W

Claim Block: LIK
Recording District: Barrow
Type of Claim: State
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

Claim Name	Location	Dist. Recorder Recording Date	Book/Page Number	ADL Posting Date	ADL Parent Serial Number	Section, Township and Range
LIK 514 SA	4/24/94	7/19/94	75/037	4/24/94	537980	14, 32N, 20W
LIK 610 SA	6/15/94	9/2/94	75/693-694	6/15/94	538088	15, 32N, 20W
LIK 611 SA LIK 611 SA (amended)	4/26/94 6/9/94	7/19/94 9/2/94	75/038 75/689-690	4/26/94	537981	14, 15, 32N, 20W
LIK 612 SA LIK 612 SA (amended)	4/26/94 6/9/94	7/19/94 9/2/94	75/039 75/691-692	4/26/94	537982	14, 15, 32N, 20W
LIK 613 SA	4/26/94	7/19/94	75/040	4/26/94	537983	14, 32N, 20W
LIK 614 SA	4/26/94	7/19/94	75/041	4/26/94	537984	14, 32N, 20W
LIK 710 SA	6/10/94	9/2/94	75/695	6/10/94	538089	10, 15, 32N, 20W
LIK 711 SA	6/10/94	9/2/94	75/696	6/10/94	538090	10, 11, 14, 15, 32N, 20W
LIK 712 SA	6/10/94	9/2/94	75/697	6/10/94	538091	10, 11, 14, 15, 32N, 20W
LIK 713 SA	6/10/94	9/2/94	75/698	6/10/94	538092	11, 14, 32N, 20W

Claim Block: LIK
Recording District: Barrow
Type of Claim: State
Quadrangle: DeLong Mountains A-2 and A-3
Section, Township and Range Location refers to Kateel River Meridian, Alaska

Claim Name	Location	Dist. Recorder Recording Date	Book/Page Number	ADL Posting Date	ADL Parent Serial Number	Section, Township and Range
LIK 714 SA	6/10/94	9/2/94	75/699	6/10/94	538093	11, 14, 32N, 20W
LIK 810 SA	6/13/94	9/2/94	75/700	6/13/94	538094	10, 32N 20W
LIK 811 SA	6/14/94	9/2/94	75/701	6/14/94	538095	10, 11, 32N, 20W
LIK 812 SA	6/12/94	9/2/94	75/702	6/12/94	538096	10, 11, 32N, 20W
LIK 813 SA	6/12/94	9/2/94	75/703	6/12/94	538097	11, 32N, 20W
LIK 814 SA	6/12/94	9/2/94	75/704	6/12/94	538098	11, 32N, 20W
LIK 910 SA	6/13/94	9/2/94	75/705	6/13/94	538099	10, 32N, 20W
LIK 911 SA	6/13/94	9/2/94	75/706	6/13/94	538100	10, 11, 32N, 20W
LIK 912 SA	6/14/94	9/2/94	75/707	6/14/94	538101	10, 11, 32N, 20W
LIK 913 SA	6/14/94	9/2/94	75/708	6/14/94	538102	11, 32N, 20W
LIK 914 SA	6/14/94	9/2/94	75/709	6/14/94	538103	10, 11, 32N, 20W
LIK 3030 SA 1	8/21/79	10/29/79	24/918-919	11/29/79	314610	14, 32N, 20W

Claim Block: LIK
Recording District: Barrow
Type of Claim: State
Quadrangle: *DeLong Mountains A-2 and A-3*
Section, Township and Range Location refers to Kateel River Meridian, Alaska

Claim Name	Location	Dist. Recorder Recording Date	Book/Page Number	ADL Posting Date	ADL Parent Serial Number	Section, Township and Range
LIK 3030 SA 2 LIK 3030 SA 2 (amended)	8/21/79	10/29/79 9/2/94	24/920-921 75/665-667	11/29/79 6/11/94	314611	14, 23, 32N, 20W
LIK 4022 SA 1	8/23/79	10/29/79	24/914-915	11/29/79	314612	13, 14, 32N, 20W
LIK 4022 SA 2	8/23/79	10/29/79	24/916-917	11/29/79	314613	13, 14, 32N, 20W
LIK 5035 SA	8/23/79	10/29/79	24/912-913	11/29/79	314614	15, 32N, 20W
LIK 5044 SA	8/23/79	10/29/79	24/910-911	11/29/79	314615	16, 32N, 20W
LIK 7026 SA 1	8/29/79	10/29/79	24/922-923	11/29/79	314616	11, 32N, 20W
LIK 7026 SA 2	9/29/79	10/29/79	24/924-925	11/29/79	314617	11, 14, 32N, 20W
LIK 7030 SA 1	9/9/79	10/29/79	24/926-927	11/29/79	314618	11, 32N, 20W
LIK 7030 SA 2	9/9/79	10/29/79	24/928-929	11/29/79	314619	11, 14, 32N, 20W

PERSONAL PROPERTY

LIX FACILITIES LIST

BUILDINGS

Dining Hall/Kitchen/Recreation Facility large (approximately 30' x 40') metal frame, two-story building. Finished interior.

Office Building approx. 20' x 30' wooden frame insulated building housing camp office.

Washroom/Laundry Facility (destroyed by windstorm in 1996) approx. 20' x 30' wooden frame, uninsulated building housing washroom, shower and laundry facilities

Core Laboratory approx. 20' x 30' wooden frame insulated building housing the core logging and sampling facility.

Core Storage Facility large (approximately 20' x 70') wooden frame, uninsulated building for core storage.

Generator Building uninsulated building housing the camp electrical generators.

Tool Room small (approx. 12' x 16') wooden frame, insulated tool storage building.

Miscellaneous Buildings/Structures 6 wooden frame, uninsulated, storage buildings each approximately 12' x 16' and approximately 12 - 15 wooden tent frames(many in por repair).

MAJOR EQUIPMENT

1 Caterpillar D-7 Bulldozer w/ winch and ripper attachments
1 Caterpillar 966 Front End Loader
1 Case 350 Tractor w/ Backhoe
2 1977 Int. Harvester 12 cu. yd. dump trucks
1 1981(?) Chevrolet Flatbed Pickup Truck
1 John Deere Forklift
3 Deutz Diesel Electrical Generators(1 75 KW; 1 35 KW & 1 10 KW)
2 2000 gal metal fuel storage tanks

SCHEDULE X

ASSIGNMENT OF INTEREST

DELONG AREA

WESTERN ALASKA PROJECT

THIS ASSIGNMENT made this _____ day of November, 1978 by and between WGM, Inc., an Alaska corporation ("WGM") and General Crude Oil Company, a Delaware corporation ("GCO"), and Houston Oil and Minerals Corporation, a Nevada corporation ("HOM").

W I T N E S S E T H:

WHEREAS, WGM, GCO and HOM have entered into that certain Joint Operating Agreement for the Western Alaska Project (the "Agreement") dated May 12, 1978 but effective for all purposes as of January 27, 1977, providing for the exploration, development and mining of certain metallic and non-metallic Minerals (as defined in the Agreement) within certain areas in the State of Alaska; and

WHEREAS, by First Amendment to the Agreement of even date herewith, GCO, HOM and WGM have amended the Agreement by expanding the Delong Area to cover additional lands within the State of Alaska as more particularly defined and described in said First Amendment; and

WHEREAS, WGM is the owner of an undivided five percent (5%) interest in the Agreement insofar as it relates to the Delong Area (as said Area is amended and expanded by the First Amendment to the Agreement), and in all claims, lands and property rights relating to Minerals within the Delong Area heretofore or which may hereafter be acquired pursuant to the Agreement, and in all personal property, production, accounts, contracts and intangible rights arising out of the Agreement with respect to the Delong Area (hereinafter referred to as the "WGM Interest"); and

WHEREAS, WGM desires to transfer and assign the WGM Interest to GCO and HOM, in equal undivided shares, subject to the exception and reservation hereinafter set forth, and GCO and HOM desire to acquire the WGM Interest;

NOW, THEREFORE, WGM, for and in consideration of the premises, and of the exception and reservation hereinafter provided, and other good and valuable consideration paid to WGM, the receipt and sufficiency of which are hereby acknowledged, does hereby SELL, ASSIGN, TRANSFER and CONVEY unto GCO and HOM, in equal undivided shares, the WGM Interest, including, without limitation, all of its right, title and interest in and to the Delong Area under the Agreement, all claims, lands and property rights relating to Minerals within the Delong Area subject to the Agreement (whether title to such interests be held directly by WGM or beneficially for WGM), and all personal property, production, accounts, contracts and intangible rights arising out of the Agreement with respect to the Delong Area.

This assignment is made subject to and there is hereby EXCEPTED and RESERVED unto WGM, its successors and assigns, a one percent (1%) Net Profits interest after Payout in all proceeds received from the production and sale of Minerals from each Mine Area (as defined in the Agreement) within the Delong Area pursuant to the Agreement. For all purposes hereof, "Net Profits" shall mean the net positive amount realized out of the gross proceeds received from the production and sale of Minerals from each Mine Area within the Delong Area pursuant to the Agreement, after deducting:

(1) all current capital expenditures and interest on borrowed funds reasonably necessary for equipping and operating of mines and associated facilities in or related to such Mine Area within the Delong Area;

(2) all direct operating costs and expenses of Mining Operations for or related to such Mine Area within the Delong Area (including royalties, ad

PURCHASE AND SALE AGREEMENT

by and among

GCO MINERALS COMPANY

and

ZAZU METALS (ALASKA) CORPORATION

and

ZAZU METALS CORPORATION

Dated as of May 31, 2007

TABLE OF CONTENTS

Page

EXHIBITS, SCHEDULES, and APPENDICES

Exhibit A Real Property
Exhibit B Personal Property

Schedule 1: Equipment, Fixtures, and Inventories
Schedule 2: Certain Information
Schedule 3: Permits

Exhibit C Special Warranty Deed
Exhibit D Conveyance of 2% Net Proceeds Interest
Exhibit E Bill of Sale, Assignment, and Assumption Agreement
Exhibit F Certificates of Title – Recognition of transfer procedures
Exhibit G Guaranty

Appendix 1: Copies of all documents comprising the LIK Block Agreement (including but not limited to that certain memorandum (short form) of the LIK Block Agreement executed by GCO and EBX on December 30, 1997 (but effective for all purposes as of January 27, 1983), was recorded on January 22, 1998, at Book 95, Pages 331-370, Barrow Recording District)

Appendix 2: Copy of that certain Special Warranty Deed, Bill of Sale, and Assignment dated as of April 7, 1997, and recorded on May 5, 1998, at Book 98, Pages 187-203, Barrow Recording District (by which instrument the 1% Net Profits Interest was conveyed by WGM to GCO)

Appendix 3: Copies of documents relating to Barrels and Batteries

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this "Agreement"), effective as of May 31, 2007, by and among GCO MINERALS COMPANY("GCO"), a Texas corporation the address of which is set forth below, and ZAZU METALS (ALASKA) CORPORATION ("Zazu Alaska"), an Alaska corporation the address of which is set forth below, and ZAZU METALS CORPORATION ("Zazu Canada"), a Canada corporation the address of which is set forth below,

WITNESSETH:

WHEREAS, GCO owns the Assets (as defined below); and

WHEREAS, GCO desires to sell, and Zazu Alaska desires to purchase, the Assets pursuant to, in accordance with, and in all respects subject to the provisions of this Agreement,

WHEREAS, Zazu Canada desires to guarantee all obligations and liabilities of Zazu Alaska that arise or may arise under or pursuant to this Agreement,

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE 1
Definitions

Section 1.01 Defined terms. As used herein, the following terms have the following meanings:

"1% Net Profits Interest" means that certain 1% net profits interest in the Real Property that (a) originally was acquired and held by WGM pursuant to that certain Assignment dated November 28, 1978, between WGM and the predecessor companies of GCO and EBX, and (b) later was conveyed by WGM to GCO pursuant to that certain Special Warranty Deed, Bill of Sale, and Assignment dated as of April 7, 1997, and recorded on May 5, 1998, at Book 98, Pages 187-203, Barrow Recording District (a copy of which recorded deed is attached hereto as Appendix 2).

"2% Net Proceeds Interest" means the rights, title, and interests to be granted to GCO pursuant to the Conveyance of 2% Net Proceeds Interest.

"Affiliate" means, (i) with respect to GCO, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with GCO, and (ii) with respect to Zazu Alaska, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with Zazu Alaska. For the purpose of this definition, "control," when used with respect to any specified Person, means the possession of the power to direct the management or policies of the specified Person, directly or indirectly, whether through the ownership of voting securities, partnership interests, or limited liability company interests, by contract, or otherwise.

"Agreement" means this Purchase and Sale Agreement, as the same may be amended or modified in writing by the Parties from time to time.

"Assets" means the Real Property and the Personal Property.

"Assumed Liabilities" means those liabilities assumed pursuant to Section 2.05(a).

"Barrels and Batteries" means the barrels and batteries, and any Releases from or associated with said barrels and batteries, described in Appendix 3.

"Bill of Sale, Assignment, and Assumption Agreement" means a Bill of Sale, Assignment, and Assumption Agreement in the form of Exhibit E, to be executed and acknowledged by GCO and Zazu Alaska, and delivered by GCO to Zazu Alaska, pursuant to Sections 7.01(a)(3) and 7.01(b)(3).

"Business Day" means any day except Saturday, Sunday and any other day on which banking institutions funding Zazu Alaska's obligations hereunder and located in _Vancouver, British Columbia or Toronto, Ontario are required or authorized to close.

"Certificates of Title" means the Certificates of Title issued for those items of Personal Property for which a certificate of title has been issued by the State of Alaska Department of Motor Vehicles pursuant to AS 28.10.201-28.10.401 (2004) (copies of all of which certificates are attached hereto as Exhibit F), the applications for transfer of which are to be executed, acknowledged, and delivered by GCO pursuant to Sections 7.01(a)(4) and 7.01(b)(4).

"Closing" is defined in Section 7.01.

"Closing Date" is the date on which Closing is completed.

"Code" means the Internal Revenue Code of 1986.

"Conveyance of 2% Net Proceeds Interest" means a Conveyance in the form of Exhibit D, to be executed, acknowledged, and delivered by Zazu Alaska pursuant to Section 7.01(b) hereof.

"EBX" means Echo Bay Exploration Inc., a Delaware corporation.

"Employee Plans" means all "employee benefit plans" as defined by Section 3(3) of ERISA, all specified fringe benefit plans as defined in Section 6039D of the Code, and all other bonus, incentive-compensation, deferred-compensation, profit-sharing, stock-option, stock-appreciation-right, stock-bonus, stock-purchase, employee-stock-ownership, savings, severance, change-in-control, supplemental-unemployment, layoff, salary-continuation, retirement, pension, health, life-insurance, disability, accident, group-insurance, vacation, holiday, sick-leave, fringe-benefit, or welfare plan, and any other employee compensation or benefit plan, agreement, policy, practice, commitment, contract, or understanding (whether qualified or nonqualified, currently effective or terminated, written or unwritten) and any trust, escrow, or other agreement related thereto that (i) is maintained or contributed to by GCO or any other corporation or trade or business controlled by, controlling, or under common control with GCO (within the meaning of Section 414 of the Code or Section 4001(a)(14) or 4001(b) of ERISA) ("ERISA Affiliate") or has been maintained or contributed to in the last six (6) years by GCO or any ERISA Affiliate, or with respect to which GCO or any ERISA Affiliate has or may have any liability, and (ii) provides benefits or describes policies or procedures applicable to any current or former director, officer, employee, or service provider of GCO or any ERISA Affiliate, or the dependents of any thereof, regardless of how (or whether) liabilities for the provision of benefits are accrued or assets are acquired or dedicated with respect to the funding thereof.

"Encumbrance" means any deed of trust, mortgage, pledge, restriction on transfer, assessment, security interest, lien, adverse claim, levy, charge, royalty or other legal or equitable encumbrance of any kind.

"Environmental Laws" means any and all Legal Requirements (including common law) pertaining to the protection of human health (as it relates to exposure to Hazardous Materials), the environment (including, without limitation, any generation, use, storage, treatment, Release, or threatened Release of Hazardous Materials into the indoor or outdoor environment), wildlife or natural resources that is in effect in any and all jurisdictions where the Assets are located, and any binding judicial or administrative interpretation (including, but not limited to, any judicial or administrative order, consent decree, judgment or settlement) thereof, including but not limited to the Clean Air Act, as amended, the Federal Water

Pollution Control Act, as amended, the Rivers and Harbors Act of 1899, as amended, the Oil Pollution Act of 1990, as amended, the Safe Drinking Water Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Resource Conservation and Recovery Act, as amended, the Hazardous and Solid Waste Amendments Act of 1984, as amended, the Toxic Substances Control Act, as amended, the Occupational Safety and Health Act, as amended, the Hazardous Materials Transportation Act, as amended, and AS 46.03.822 (2006), as amended.

"Equipment, Fixtures, and Inventories" means all buildings, structures, plants, processing facilities, installed equipment, office trailers, office equipment, trailer camps, furnishings, kitchen facilities, pipelines, electric power equipment and facilities, telecommunications equipment and facilities, fuel tanks, waste facilities, docks, mining equipment, crushers, conveyors, trucks, vans, hoppers, trailers, all-terrain vehicles, and other items as are affixed to or situated upon the Real Property at Closing (but including wherever situated the items described on Schedule 1 attached to Exhibit B), together with (1) all fuel, tools, parts, and supplies held by GCO for or in connection with any of the foregoing, (2) all warranties and guaranties (if any) and software licenses (if any) respecting any of the foregoing, and (3) all extracted rock or rock samples (including but not limited to drill cores) that have been severed from the Real Property and that either (a) remain situated on the Real Property or (b) are otherwise in GCO's possession or subject to its control off of the Real Property.

"ERISA" means the Employee Retirement Income Security Act of 1974.

"Exploration Agreement" means that certain Exploration License and Option Agreement effective as of February 26, 2007, between GCO and Zazu Alaska.

"GCO" means GCO Minerals Company, a Texas corporation.

"GCO/EBX Letter Agreement" means that certain letter agreement between GCO and EBX executed by GCO on June 9, 1993, and by EBX on July 27, 1993 (pursuant to which 1993 letter agreement GCO and EBX amended paragraph 3 of the LIK Block Agreement to clarify the manner in which a calculation is made thereunder), a copy of which 1993 letter agreement (together with a copy of the agreement between HOMEX and GCO dated October 17, 1984 (but effective for all purposes as of January 27, 1983)) is attached hereto as Appendix 1.

"Governmental Authority" means any federal, state, local, foreign or other government, any governmental, regulatory, judicial or administrative agency, bureau, commission, body or other authority exercising or entitled to exercise any

administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, or any court or governmental tribunal, but does not include Zazu Alaska, GCO, any Affiliates thereof, or any of their respective successors-in-interest.

"Guaranty" means a Guaranty in the form of Exhibit G, to be executed, acknowledged, and delivered by Zazu Canada pursuant to Section 7.01(c).

"Hazardous Material" means any substance, material, or waste that, in such quantity or concentration, is or foreseeably will be regulated under or pursuant to any Environmental Law as hazardous, toxic, a pollutant, contaminant, solid waste, or words of similar meaning, including but not limited to petroleum, petroleum products, petroleum hydrocarbons, petroleum by-products, crude oil and any components, fractions, or derivatives thereof, methyl tertiary butyl ether, ammonia, asbestos or material containing or presumed to contain asbestos, urea formaldehyde, and polychlorinated biphenyls.

"HOMEX" means Houston Oil & Minerals Exploration Company, a Texas corporation.

"Information" means all of the drill core, rock samples, data, maps, files, and records (whether in written, tabular, electronic, photographic, or other form and wherever situated) relating to any or all of the following: the geology of the Real Property or adjoining or nearby lands; the sampling, drilling, mapping, or other analysis (whether of a geologic, chemical, metallurgical, physical, engineering, environmental, or other nature or type) of the Real Property or adjoining or nearby lands, or of samples obtained therefrom; identification or calculation of reserves or resources; engineering associated with the Assets or the LIK Project Business; construction of improvements on the Real Property or otherwise for or in connection with the LIK Project Business; acquisition and maintenance of title to the Real Property; purchase, operation, maintenance, repair, and replacement of the Equipment, Fixtures, and Inventories; acquisition of, and compliance or noncompliance with, all Permits; the mining, processing, transport, shipping, marketing, and sale of minerals or mineral products derived from the Real Property; and the conduct of reclamation or remediation activities in connection with the LIK Project Business.

"Knowledge", when used in the phrases "to GCO's Knowledge," "to the Knowledge of GCO" or similar phrases with respect to GCO, means, and shall be limited to, the actual knowledge of the executive officer of GCO or the senior employee of GCO who is responsible for the area of operation of GCO to which such Person's knowledge relates, and, when used in the phrases "to Zazu Alaska's Knowledge," "to the Knowledge of Zazu Alaska" or similar phrases with respect

to Zazu Alaska, means, and shall be limited to, the actual knowledge of the executive officer of Zazu Alaska or the senior employee of Zazu Alaska who is responsible for the area of operation of Zazu Alaska to which such Person's knowledge relates.

"Legal Requirements" means any and all applicable (i) laws (statutory and administrative), ordinances, regulations, judgments, orders, writs, injunctions and decrees of any Governmental Authority and (ii) contracts, licenses, permits or other enabling arrangments with any Governmental Authority relating to compliance with matters described in (i) above.

"LIK Block Agreement" means that certain agreement dated October 17, 1984 (but effective for all purposes as of January 27, 1983), and captioned the "LIK Block Agreement", *as the same has been amended by* the GCO/EBX Letter Agreement. A memorandum (short form) of the LIK Block Agreement (as defined herein), executed by GCO and EBX on December 30, 1997 (but effective for all purposes as of January 27, 1983), was recorded on January 22, 1998, at Book 95, Pages 331-370, Barrow Recording District. Copies of both the LIK Block Agreement as defined herein and the recorded short form thereof are attached hereto as Appendix 1.

"LIK Project Business" means the business of owning and operating the Assets.

"Occupational Safety and Health Laws" means any and all Legal Requirements (including common law) designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, including but not limited to the Occupational Safety and Health Act, the Mine Safety and Health Act, and any program, whether governmental or private (such as those promulgated or sponsored by industry associations and insurance companies), designed to provide safe and healthful working conditions.

"Operative Documents" means this Agreement; the Special Warranty Deed; the Conveyance of 2% Net Proceeds Interest; the Bill of Sale, Assignment, and Assumption Agreement; the applications for transfer of the Certificates of Title; and the Guaranty.

"Party" means GCO or Zazu Alaska or Zazu Canada, as the context requires, and "Parties" means, collectively, GCO and Zazu Alaska and Zazu Canada.

"Permits" means all of the permits, authorizations, determinations, approvals, licenses, exemptions, variances, and orders described on Schedule 2 to Exhibit B.

"Permitted Encumbrances" means, with reference to GCO or the Assets:

(a) reservations, exceptions, exclusions, limitations, and restrictions set forth in any federal patent, state patent, or other governmental conveyance issued or to be issued for any of the Real Property or the lands included therein;

(b) liens for Taxes, assessments, and governmental charges not yet delinquent;

(c) all Legal Requirements, and all rights reserved to or vested in any Governmental Authority, respecting any of the Real Property or respecting or under any of the Permits (including but not necessarily limited to the right to consent to any transfer thereof).

"Person" means an individual, corporation, limited liability company, partnership, joint venture, bank, trust, unincorporated organization and/or a government or any department or agency thereof or other entity of any kind.

"Personal Property" means all of the following: as and to the extent owned by GCO, the Equipment, Fixtures, and Inventories; the Information; the Permits; all rights to any and all proceeds of condemnation or inverse condemnation of any of the Assets; all rights to any and all insurance proceeds for any damage to or destruction or loss of any of the Assets prior to Closing; and all claims of GCO against third parties relating to any of the Assets (whether choate or inchoate, known or unknown, contingent or noncontingent); and all rights, entitlements, obligations and duties of GCO under the LIK Block Agreement including any and all ancillary water and access rights, to the extent that such right or entitlement does not constitute an interest in or appurtenant to the Real Property.

"Purchase Price" is defined in Section 2.03.

"Real Property" means the unpatented federal lode mining claims and the state mining claims described in Exhibit A, as and to the extent owned by GCO.

"Release" means any depositing, spilling, leaking, pouring, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, seeping, dumping, or disposing.

"Retained Liabilities" means those liabilities retained pursuant to Section 2.05(b).

"Special Warranty Deed" means a Special Warranty Deed in the form of Exhibit C, to be executed, acknowledged, and delivered by GCO pursuant to Section 7.01(a)(1).

"Taxes" means unclaimed property and escheat obligations, taxes, charges, fees, levies, penalties or other assessments imposed by any Governmental Authority, including but not limited to, income, excise, real or personal property, sales, use, *ad valorem*, value added, environmental, transfer, franchise, payroll, withholding, social security (or similar), gross receipts, license, severance, fuel, production, transportation, stamp, occupation, employment, payroll, unemployment, disability or other taxes, including any interest, penalties or additions attributable thereto, whether disputed or not.

"Teck Cominco" means Teck Cominco American Incorporated, a Washington corporation.

"WGM" means WGM Inc., an Alaska corporation.

"WARN Act" means the Worker Adjustment and Retraining Notification Act or any similar state or local legal requirement.

"Zazu Alaska" means Zazu Metals (Alaska) Corporation, an Alaska corporation.

"Zazu Canada" means Zazu Metals Corporation, a Canada corporation.

Section 1.02 <u>Construction</u>. As used in this Agreement: (a) the words "hereof," "herein," and "hereunder" and derivative or similar words shall refer to this entire Agreement and not to any particular provision of this Agreement; (b) the terms "Article" or "Section" refer to the specified Article or Section of this Agreement; (c) the terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa; (d) the terms "dollars" and "$" shall mean United States dollars; and (e) unless otherwise specified, all references in this Agreement to times of the day shall be to the time in Houston, Texas (the stipulated place of Closing). No provision of this Agreement will be interpreted in favor of, or against, any Party by reason of the extent to which any such Party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft hereof or thereof.

ARTICLE 2
Sale and Purchase

Section 2.01 <u>Sale and Purchase of Assets</u>. Subject to all of the terms and conditions of this Agreement, at the Closing GCO shall sell, transfer, and deliver to Zazu Alaska, and Zazu Alaska shall purchase and accept delivery from GCO of,

(a) the Real Property, free and clear of all Encumbrances other than Permitted Encumbrances, and

(b) the Personal Property, free and clear of all Encumbrances other than Permitted Encumbrances.

Section 2.02 **Excluded Assets**. The following assets of GCO are not part of the sale and purchase contemplated hereunder, are excluded from the Assets, and shall remain the property of GCO after the Closing:

(a) all cash, cash equivalents, and accounts receivable associated with the LIK Project Business;

(b) THIS SECTION HAS BEEN INTENTIONALLY OMITTED;

(c) all personnel records and other records that GCO is required by law to retain in its possession, provided however Zazu Alaska shall from time to time be provided copies of these records at its request;

(d) all claims for refund of Taxes and other governmental charges of whatever nature;

(e) all rights in connection with and assets of the Employee Plans;

(f) all rights of GCO under this Agreement or any other Operative Document;

(g) the 1% Net Profits Interest.

Section 2.03 **Purchase Price.** The aggregate purchase price for the Assets shall be \$20,000,000 ("Purchase Price"), payable to GCO as described in Section 2.04 and the Conveyance of the 2% Net Proceeds Interest.

Section 2.04 **Payment of Purchase Price.**

(a) **No Credits Toward Purchase Price.** No monies paid by Zazu Alaska or Zazu Canada to GCO pursuant to the Exploration Agreement shall count toward the Purchase Price.

(b) **Payment at Closing.** At Closing, Zazu Alaska shall wire transfer to the account designated by GCO in writing at Closing, the sum of \$20,000,000.

(c) **Instrument Delivery at Closing**. At Closing, Zazu Alaska shall deliver to GCO the executed Conveyance of 2% Net Proceeds Interest.

Section 2.05 Liabilities.

(a) **Assumed Liabilities.** Upon completion of Closing, Zazu Alaska shall assume and agree to discharge only the following liabilities of GCO Arising out of or relating to the conduct of the LIK Project Business from and after the Closing Date:

(i) any and all liabilities of GCO arising under any Legal Requirement (except any Legal Requirement relating to those matters for which GCO expressly is retaining liability under Section 2.05(b)) or Permit applicable to any of the Assets or the conduct of the LIK Project Business; and

(ii) any and all liabilities of GCO resulting from the failure to satisfy, meet, or comply with any Legal Requirement (except any Legal Requirement relating to those matters for which GCO expressly is retaining liability under Section 2.05(b)) or Permit applicable to any of the Assets or the conduct of the LIK Project Business.

(b) **Retained Liabilities.** GCO shall retain the following liabilities arising out of or relating to the conduct of the LIK Project Business prior to the completion of Closing:

(i) any liability for Taxes, including (A) any Taxes arising out of or resulting from GCO's ownership of the Assets or GCO's conduct of the LIK Project Business prior to the completion of Closing, (B) any Taxes arising out of or resulting from the sale of the Assets pursuant to this Agreement, and (C) any deferred Taxes of any nature;

(ii) any liability under the Employee Plans or relating to payroll, vacation, sick leave, workers' compensation, unemployment benefits, pension benefits, employee stock option or profit-sharing plans, health care plans or benefits, or any other employee plans or benefits of any kind for GCO's employees or former employees or both;

(iii) any liability under any employment, severance, retention, or termination agreement with any employee of GCO;

(iv) any liability arising out of or relating to any employee grievance whether or not the affected employees are hired by Zazu Alaska;

(v) any liability arising out of or relating to any Occupational Safety and Health Laws or the WARN Act or the failure to satisfy, meet, or comply with any of the same; and

(vi) any liability of GCO under this Agreement or any other Operative Document.

Section 2.06 **Allocation of Purchase Price.** The Purchase Price shall be allocated as follows: $5,000.00 shall be allocated to the purchase of the Personal Property; the remaining $19,995,000.00 shall be allocated to the purchase of the Real Property. After completion of the Closing, the Parties shall make consistent use of this allocation for all Tax purposes and in all filings, declarations and reports with the Internal Revenue Service in respect thereof, including the reports required to be filed under Section 1060 of the Code. Zazu Alaska shall prepare and deliver IRS Form 8594 to GCO within forty-five (45) days after the Closing Date to be filed with the IRS, if said form is required to be filed. In any proceeding related to the determination of any Tax, neither Zazu Alaska nor GCO shall contend or represent that such allocation is not a correct allocation.

ARTICLE 3
Representations and Warranties of GCO

GCO represents and warrants to Zazu Alaska on the date of this Agreement and on the Closing Date (unless a representation or warranty speaks as of a different date) as follows:

Section 3.01 **Organizational Status; Power and Authority.** GCO is a corporation duly organized, validly existing, and in good standing under the laws of the State of Texas and is qualified to transact business in, and is in good standing in, the State of Alaska. GCO has all the requisite corporate power and authority to carry on its business as it is now being conducted and to own or lease and operate its properties as, and in the places where, such business now is conducted and where such properties now are owned or leased and operated. GCO has all the requisite corporate power and authority to execute and deliver this Agreement and the other Operative Documents that are required to be executed and delivered by it. GCO has all the requisite corporate power and authority to perform its obligations under this Agreement and the other Operative Documents. The execution, delivery and performance of this Agreement and the other Operative Documents by GCO have been duly authorized by all necessary corporate action on the part of GCO.

Section 3.02 **Duly Executed.** This Agreement has been duly authorized, executed and delivered on behalf of GCO and constitutes, and, when executed and delivered at the Closing in accordance with this Agreement, each of the other Operative Documents to be executed and delivered by GCO shall constitute, a valid and binding obligation of GCO,

enforceable against GCO in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, and other laws affecting creditors' rights generally and general principles of equity.

Section 3.03 No Breach. The execution, delivery and performance of this Agreement and the other Operative Documents by GCO and the consummation by GCO of the transactions contemplated hereby and thereby do not and will not result in any conflict with or breach or violation of or default under GCO's articles of incorporation or bylaws.

Section 3.04 Litigation. No action, suit, proceeding, or governmental investigation is pending or, to the Knowledge of GCO, threatened against GCO which (a) challenges or may challenge the validity of this Agreement or any of the Operative Documents or (b) seeks to enjoin or otherwise restrain the transactions contemplated herein and therein. No order, judgment, injunction or decree of any Governmental Authority is outstanding against GCO or any of the Assets that, individually or in the aggregate, would have any effect referred to in the foregoing clauses (a) or (b).

Section 3.05 Changes (i) There has not been any damage, destruction, or loss (whether or not covered by insurance) adversely affecting any of the Assets; and (ii) no event or circumstance has occurred or condition has arisen that has had or is reasonably likely to have a material adverse effect on GCO or any of the Assets.

Section 3.06 Title to Assets. GCO has good title to the Real Property, free and clear of any Encumbrances other than Permitted Encumbrances; provided, however, that (a) GCO makes no representations or warranties respecting any technical, economic or geological information of any nature and (b) the disclaimer set forth in Section 9.02 below is incorporated herein. GCO has good title to the Personal Property, free and clear of any Encumbrances other than Permitted Encumbrances; provided, however, that (a) GCO makes no representations or warranties respecting the good standing of any of the Permits and (b) the disclaimer set forth in Section 9.02 below is incorporated herein. GCO enjoys peaceful and undisturbed possession of the Assets. Except for the Barrels and Batteries, GCO to its knowledge has not violated and is not in violation of any provision of any Permit or any agreement respecting or pertaining to any of the Assets.

Section 3.07 Inclusiveness of Assets. The Assets comprise all of the real property or interests therein, buildings, structures, plants, processing facilities, installed equipment, office trailers, office equipment, trailer camps, furnishings, kitchen facilities, pipelines, electric power equipment and facilities, telecommunications equipment and facilities, fuel tanks, waste facilities, docks, mining equipment, crushers, conveyors, trucks, vans, hoppers, trailers, all-terrain vehicles, fuel, tools, parts, supplies, drill core, rock samples, data, maps, files, records, permits, authorizations, determinations, approvals, licenses, exemptions, variances, orders, and other interests and rights (whether choate or inchoate,

known or unknown, contingent or noncontingent) held or used by GCO for or in connection with its conduct of the LIK Project Business.

Section 3.08 **Certain Operational and Regulatory Matters.** To the Knowledge of GCO, the Assets are owned and operated, and the LIK Project Business has been conducted by GCO, except for the Barrels and Batteries, in compliance with the provisions of the Permits and applicable Legal Requirements and all Taxes have been paid in full and are not subject to dispute or reassessment for prior periods and the Permits are valid and in force and effect in accordance with their terms.

Section 3.09 **Brokers.** No investment banker, financial advisor, broker, or finder has acted for or on behalf of GCO or any Affiliate of GCO in connection with this Agreement or the transactions contemplated by this Agreement. No investment banker, financial advisor, broker, or finder is entitled to any brokerage or finder's fee, or to any commission, based in any way on agreements, arrangements or understandings made by or on behalf of GCO or any Affiliate of GCO for which Zazu Alaska or GCO has or will have any liabilities or obligations (contingent or otherwise).

ARTICLE 4
Representations and Warranties of Zazu Alaska and Zazu Canada

Each of Zazu Alaska and Zazu Canada represents and warrants to GCO on the date of this Agreement and on the Closing Date (unless a representation and warranty speaks as of a specified date) as follows:

Section 4.01 **Organizational Status; Power and Authority.**

(a) Zazu Alaska is a corporation duly organized, validly existing, and in good standing under the laws of the State of Alaska. Zazu Alaska has all the requisite corporate power and authority to execute and deliver this Agreement and the other Operative Documents. Zazu Alaska has all the requisite corporate power and authority to perform its obligations under this Agreement and the other Operative Documents. The execution, delivery, and performance of this Agreement and the other Operative Documents by Zazu Alaska have been duly authorized by all necessary corporate action on the part of Zazu Alaska.

(b) Zazu Canada is a corporation duly organized, validly existing, and in good standing under the laws of Canada. Zazu Canada has all the requisite corporate power and authority to execute and deliver this Agreement and the other Operative Documents. Zazu Canada has all the requisite corporate power and authority to perform its obligations under this Agreement and the other Operative Documents. The execution, delivery, and performance of this Agreement and the other Operative Documents by Zazu Canada have been duly authorized by all necessary corporate action on the part of Zazu Canada.

Section 4.02 Duly Executed. This Agreement has been duly authorized, executed and delivered on behalf of Zazu Alaska and Zazu Canada and constitutes, and, when and to the extent executed and delivered at the Closing in accordance with this Agreement, each of the other Operative Documents shall constitute, a valid and binding obligation of Zazu Alaska and Zazu Canada, enforceable against Zazu Alaska and Zazu Canada in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting creditors' rights generally and general principles of equity.

Section 4.03 Financial Arrangements of Zazu Alaska. Zazu Alaska will have at the Closing adequate sources of funds to enable it to pay the Purchase Price at the Closing.

Section 4.04 Brokers. No investment banker, financial advisor, broker, or finder has acted for or on behalf of Zazu Alaska or any Affiliate of Zazu Alaska in connection with this Agreement or the transactions contemplated by this Agreement. No investment banker, financial advisor, broker, or finder is entitled to any brokerage or finder's fee, or to any commission, based in any way on agreements, arrangements or understandings made by or on behalf of Zazu Alaska or any Affiliate of Zazu Alaska for which Zazu Alaska or GCO has or will have any liabilities or obligations (contingent or otherwise).

Section 4.05 THIS SECTION HAS BEEN INTENTIONALLY OMITTED.

ARTICLE 5
Certain Covenants of the Parties

Section 5.01 Obligations of GCO Prior To Closing.

(a) Maintenance of Assets. From the date of this Agreement and until the Closing, except as is otherwise approved by Zazu Alaska in writing (which approval shall not be unreasonably withheld or delayed), GCO shall maintain (i) its ownership of the Assets as represented in Article 3 and (ii) the Assets in their present location and condition and shall not amend or waive or agree to amend or waive any agreement, permit, or applicable enabling arrangement pertaining to the Assets or the LIK Project Business.

(b) Access and Information. From the date of this Agreement and until the Closing, except as is otherwise approved by Zazu Alaska in writing (which approval shall not be unreasonably withheld or delayed), GCO shall give to Zazu Alaska and its officers, employees, agents, and representatives appropriate access, at all reasonable times and at Zazu Alaska's expense, to the Assets, books, files, records, and officers of GCO and its agents, including legal representatives and accountants, as such relate to the Assets and the LIK Project Business.

Section 5.02 Obligations of Parties Following Closing. From time to time after the Closing Date, each Party shall execute and deliver such certificates, agreements, conveyances, assignments, certificates of title, and other documents and take such other actions as may reasonably be requested by the other Party in order to consummate or implement the transactions contemplated by this Agreement (including but not limited to such amendments to the Conveyance of 2% Net Proceeds Interest as are necessary to subject thereto such after-acquired property of Zazu Alaska that are required to be made subject thereto). Without limiting the generality of the foregoing, the Parties agree that (a) Zazu Alaska shall have primary responsibility for the preparation and filing of all applications and related materials with any Governmental Authority or other Person to notify the same of the transfers of the Assets made hereby and to obtain any and all approvals or consents required in connection with the transfer of any Permit and (b) GCO shall cooperate fully with Zazu Alaska in Zazu Alaska's efforts to notify the same of the transfers of the Assets made hereby and to obtain any and all approvals or consents required in connection with the transfer of the Permits. Each Party shall bear its own costs and expenses incurred in connection with effecting such notices or obtaining any and all approvals or consents required in connection with the transfer of the Permits.

ARTICLE 6
Conditions Precedent

Section 6.01 Closing Conditions. The respective obligations set forth herein of Zazu Alaska and GCO to consummate the transactions contemplated hereby shall be subject to the fulfillment, on or before the Closing Date, of the conditions set forth in Section 6.02 (in the case of the obligations of Zazu Alaska) and of the conditions set forth in Section 6.03 (in the case of the obligations of GCO). Any of the following conditions may be waived in whole or in part by the Party whose obligation to perform at Closing is subject to such condition.

Section 6.02 Conditions To Obligations of Zazu Alaska.

(a) Representations and Warranties of GCO. The representations and warranties of GCO contained in Article 3 shall be accurate in all respects as of the date hereof and as of the Closing Date. GCO shall have duly performed and complied in all material respects with all covenants contained herein that are required to be performed or complied with by it at or before the Closing.

(b) Officers' Certificates; Opinion(s) of Counsel. GCO shall have delivered to Zazu Alaska certificates, dated the Closing Date and signed by its President or any Vice President and Secretary or any Assistant Secretary, certifying, in form reasonably satisfactory to Zazu Alaska and its counsel that, to such officers' knowledge and belief, after due inquiry, the conditions set forth in Section 6.02(a) have been fulfilled and GCO

shall have delivered such opinions of GCO's in-house and outside counsel that are in form and content as is reasonably satisfactory to Zazu Alaska.

(c) **Actions at Closing.** GCO shall have taken the actions to be taken by GCO at the Closing pursuant to Section 7.01(a).

Section 6.03 Conditions to Obligations of GCO.

(a) **Representations and Warranties of Zazu Alaska.** The representations and warranties of Zazu Alaska and Zazu Canada contained in Article 4 shall be accurate in all respects as of the date hereof and as of the Closing Date. Each of Zazu Alaska and Zazu Canada shall have duly performed and complied in all material respects with all covenants contained herein that are required to be performed or complied with by it at or before the Closing.

(b) **Officers' Certificate; Opinion(s) of Counsel.** Zazu Alaska shall have delivered to GCO a certificate, dated the Closing Date and signed by its President and Secretary, certifying, in form reasonably satisfactory to GCO and its counsel that, to such officers' best knowledge and belief, after due inquiry, the conditions set forth in Section 6.03(a) have been fulfilled. Zazu Canada shall have delivered to GCO a certificate, dated the Closing Date and signed by its President and Secretary, certifying, in form reasonably satisfactory to GCO and its counsel that, to such officers' best knowledge and belief, after due inquiry, the conditions set forth in Section 6.03(a) have been fulfilled and Zazu Alaska and Zazu Canada have delivered such opinions of counsel that are in form and content that are reasonably satisfactory to GCO.

(c) **Actions at Closing.** Each of Zazu Alaska and Zazu Canada shall have taken the actions to be taken by Zazu Alaska and Zazu Canada (as the case may be) at the Closing pursuant to Section 7.01(b).

ARTICLE 7
Closing

Section 7.01 Closing. The closing of the purchase and sale of the Assets (the "Closing") shall take place at the offices of GCO at Houston, Texas, as presently scheduled on June 28, 2007 but in no event later than 4:00 pm CDT on June 29, 2007, unless another place and date is agreed to in writing by the Parties. The Closing shall be effective for all purposes at 12:01 a.m., Alaska Time, on the Closing Date. At the Closing, the following events shall occur, each of which shall be deemed to have occurred simultaneously with the other events:

(a) GCO shall transfer and deliver to Zazu Alaska the Assets by executing, acknowledging (where required), and delivering the following:

(1) a Special Warranty Deed in the form of Exhibit C, conveying to Zazu Alaska all of the Real Property;

(2) a Bill of Sale, Assignment, and Assumption Agreement in the form of Exhibit E, transferring and assigning to Zazu Alaska all of the Personal Property except those items of Personal Property that may be transferred only by transfer of Certificates of Title therefor;

(3) applications for transfer of the Certificates of Title in the form of Exhibit E, transferring to Zazu Alaska all of those items of Personal Property that may be transferred only by transfer of the Certificates of Title therefor; and

(4) such opinions of GCO's legal counsel as Zazu Alaska may reasonably request.

(b) Zazu Alaska shall accept the transfer and delivery of the Assets, shall pay for the same, and shall transfer and deliver to GCO the 2% Net Proceeds Interest by executing (where required), acknowledging (where required), and delivering the following:

(1) the sum of $20,000,000.00 required to be paid pursuant to Section 2.04(b);

(2) an Conveyance of 2% Net Proceeds Interest in the form of Exhibit D granting and conveying to GCO such interest and agreeing to subject to the terms of said Conveyance of 2% Net Proceeds Interest all interest in the Real Property now or hereinafter owned by Zazu Alaska;

(3) a Bill of Sale, Assignment, and Assumption Agreement in the form of Exhibit E, accepting the transfer and assignment to Zazu Alaska of all of the Personal Property except those items of Personal Property that may be transferred only by transfer of Certificates of Title therefor) and assuming the obligations and liabilities described therein;

(4) applications for transfer of the Certificates of Title in the form of Exhibit F, accepting the transfer to Zazu Alaska of those items of Personal Property that may be transferred only by transfer of the Certificates of Title therefor.

(c) Zazu Canada shall execute, acknowledge, and deliver to GCO a Guaranty in the form of Exhibit G.

ARTICLE 8
Termination Prior To Completion of Closing

Section 8.01 Generally. Subject to Section 8.02, this Agreement and the transactions contemplated hereby may be terminated and abandoned at any time prior to the Closing Date, as follows:

(a) by mutual consent of Zazu Alaska and GCO, upon such terms as they may agree; or

(b) by Zazu Alaska or GCO if (i) there has been a breach of any representation, warranty, covenant, or agreement on the part of GCO (in the case of termination by Zazu Alaska) or on the part of Zazu Alaska or Zazu Canada (in the case of termination by GCO), which breach (A) will cause any of the conditions set forth in Section 6.02 (in the case of termination by Zazu Alaska) or Section 6.03 (in the case of termination by GCO) not to be satisfied, and (B) shall not have been cured within 20 Business Days following receipt by the breaching party of written notice of such breach from the other party; or (ii) any event shall have occurred which makes it impossible for the conditions set forth in Article 6 hereof to be satisfied, provided that any termination pursuant to this clause (ii) shall not be effective until 20 Business Days after notice thereof is delivered by the Party seeking to terminate to the other Party, and shall be automatically rescinded if (1) such condition is solely for the benefit of the Party receiving such notice and (2) such Party, prior to such 20th Business Day, irrevocably waives satisfaction of such condition based on such event; provided further, however, that notwithstanding anything to the contrary herein, no cure may be effected after June 29, 2007, without the express agreement of all Parties;or

(c) if there is any injunction/order issued by a court or administrative body of competent jurisdiction which restrains or enjoins the Closing.

A Party shall not be allowed to exercise any right of termination pursuant to Section 8.01 if the event giving rise to the termination right shall be due to the willful failure of such Party seeking to terminate this Agreement to perform or observe in any material respect any of the covenants or agreements hereof to be performed or observed by such Party.

Section 8.02 Effect of Termination. If this Agreement is terminated as permitted under Section 8.01, such termination shall be without liability of or to any Party to this

Agreement; provided, however, that (a) if such termination shall result from the failure of GCO to fulfill a condition to the performance of Zazu Alaska, from the failure of GCO to perform a covenant of this Agreement, or from a material breach by GCO, then Zazu Alaska shall have and may pursue against GCO any and all rights and remedies available at law or in equity, including but not limited to specific performance, and (b) if such termination shall result from the failure of Zazu Alaska or Zazu Canada to fulfill a condition to the performance of GCO, from the failure of Zazu Alaska or Zazu Canada to perform a covenant of this Agreement, or from a material breach by Zazu Alaska or Zazu Canada, then GCO shall have and may pursue against Zazu Alaska or Zazu Canada any and all rights and remedies available at law or in equity including but not limited to actual, direct damages and/or specific performance.

ARTICLE 9
Indemnification; Disclaimer; Confidentiality; Two-Year Exclusion Area

Section 9.01 Indemnification.

(a) Indemnification of Zazu Alaska by GCO. Except to the extent (if at all) prohibited by law, GCO shall defend and save harmless Zazu Alaska or any representative thereof from and against any and all losses, damages, liabilities (other than the Assumed Liabilities), expenses, claims, and demands of whatsoever character, direct or indirect, of third parties arising out of or in any way connected with any of the Retained Liabilities.

(b) Indemnification of GCO by Zazu Alaska. Except to the extent (if at all) prohibited by law, Zazu Alaska shall defend and save harmless GCO or any representative thereof from and against any and all losses, damages, liabilities (other than the Retained Liabilities), expenses, claims, and demands of whatsoever character, direct or indirect, of third parties arising out of or in any way connected with (1) any of the Assumed Liabilities, (2) the conduct of activities by Zazu Alaska, or any employee, subcontractor, agent, or other representative of Zazu Alaska, upon, with, or respecting the Assets pursuant to the Exploration Agreement prior to the Closing Date, or (3) the ownership of, operation of, or conduct of activities upon, with, or respecting the Assets after the Closing Date.

Section 9.02 Disclaimer. *Except as otherwise expressly provided in this Agreement or in any other Operative Document,* ZAZU ALASKA ACKNOWLEDGES THAT GCO HAS NOT MADE, AND GCO HEREBY EXPRESSLY DISCLAIMS AND NEGATES, ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, RELATING TO THE NATURE, CONDITION, OR SUITABILITY OF ANY OF THE ASSETS FOR ANY PURPOSE, INCLUDING BUT NOT LIMITED TO

(A) ANY EXPRESS OR IMPLIED WARRANTY RESPECTING THE CHARACTER, CONDITION, OR QUALITY OF ANY OF THE REAL PROPERTY OR THE QUANTITY OR QUALITY OF ANY MINERALS OR MINERAL PRODUCTS THAT MIGHT BE FOUND THEREON, THEREIN, OR THEREUNDER OR THAT MIGHT BE EXTRACTED THEREFROM.

(B) ANY EXPRESS OR IMPLIED WARRANTY RESPECTING THE EXISTENCE, SIZE, OR PROFITABILITY—NOW OR IN THE FUTURE—OF ANY INTERNATIONAL, NATIONAL, OR REGIONAL WHOLESALE OR RETAIL MARKET FOR ANY MINERALS OR MINERAL PRODUCTS THAT MIGHT BE FOUND ON, IN, OR UNDER THE REAL PROPERTY OR THAT MIGHT BE EXTRACTED THEREFROM,

(C) ANY EXPRESS OR IMPLIED WARRANTY OF MERCHANTABILITY,

(D) ANY EXPRESS OR IMPLIED WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE,

(E) ANY EXPRESS OR IMPLIED WARRANTY OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS,

(F) ANY EXPRESS OR IMPLIED WARRANTY OF FREEDOM FROM DEFECTS, WHETHER KNOWN OR UNKNOWN, AND

(G) ANY AND ALL IMPLIED WARRANTIES EXISTING UNDER APPLICABLE LAW NOW OR HEREAFTER IN EFFECT,

IT BEING THE EXPRESS INTENTION OF GCO AND ZAZU ALASKA THAT THE ASSETS SHALL BE CONVEYED, TRANSFERRED, AND ASSIGNED TO ZAZU ALASKA IN THEIR PRESENT CONDITION AND STATE OF REPAIR, AND ZAZU ALASKA REPRESENTS TO GCO THAT ZAZU ALASKA HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS, INVESTIGATIONS, INQUIRIES, AND ANALYSES OF OR WITH RESPECT TO THE ASSETS AS ZAZU ALASKA DEEMS APPROPRIATE AND ZAZU ALASKA WILL ACCEPT THE ASSETS IN THEIR PRESENT CONDITION AND STATE OF REPAIR.

Section 9.03 Confidentiality. Except where required by law or otherwise required pursuant to private or public financing documents, the Purchase Price shall not be disclosed by any Party to any third party other than a Party's or an Affiliate's owners, directors, officers, employees, insurance companies, legal counsel, accountants, consultants, and similar third parties who need to know the same. The foregoing restrictions shall not apply to disclosures of information concerning the Assets that is available to the general public other than through the disclosure by GCO or Zazu Alaska

or their respective agents in violation of this Section, or to disclosure required for audit purposes or by law or other governmental requirement to GCO's or Zazu Alaska's shareholders.

ARTICLE 10
Default After Closing

Section 10.01 Default. If Zazu Alaska fails to observe, keep, or perform any other provision of this Agreement or any Operative Document required to be observed, kept, or performed by Zazu Alaska, GCO shall have the following options:

(a) GCO must notify Zazu Alaska in writing that it is in default and Zazu Alaska shall have thirty (30) Business Days to cure such default.

(b) If Zazu Alaska has been notified in writing and remains in default beyond the thirty (30) Business Days, GCO shall have the right to exercise any one or more of the following remedies: (i) to sue for and recover all amounts due, and other payments, then accrued or thereafter accruing; or (ii) to pursue any other remedy at law or in equity.

(c) Notwithstanding any action which GCO lawfully takes, Zazu Alaska shall be and remain liable for the full performance of all obligations on the part of GCO to be performed under this Agreement.

ARTICLE 11
Guaranty

Section 11.01 Guaranty. Nothing herein shall affect or modify the obligations or liabilities of Zazu Canada under the Guaranty.

ARTICLE 12
Miscellaneous

Section 12.01 Entire Agreement. This Agreement supersedes any and all other agreements, oral or written, among the Parties in respect of the subject matter of this Agreement.

Section 12.02 Modification. This Agreement may be modified, amended, or supplemented in any manner and at any time only by a written instrument executed by Zazu Alaska and GCO.

Section 12.03 Extension and Waiver. The Parties may, to the extent legally allowed (a) extend the time for the performance of any of the obligations or other acts of the other Parties; (b) waive any inaccuracies by the other Party in the representations and warranties contained herein or in any document delivered pursuant hereto; and (c) waive compliance by the other Party with any of the agreements or conditions contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed by the Party or Parties to be bound thereby, but such extension, waiver, or failure to insist on strict compliance with an obligation, covenant, agreement, or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 12.04 Further Actions. From time to time after the Closing Date, each Party shall execute and deliver such other certificates, agreements, conveyances, assignments, certificates of title, and other documents and take such other actions as may reasonably be requested by the other Party in order to consummate or implement the transactions contemplated by this Agreement.

Section 12.05 Notices. Any and all notices or other communications required or permitted under this Agreement shall be given in writing and delivered in person or sent by United States certified mail, postage prepaid, return receipt requested, by Express Mail, by FedEx, or by facsimile transmission to the address of such Party set forth below.

If to GCO:

GCO Minerals Company
Attention: Ray Kaczorowski
7600 West Tidwell, Suite 300
Houston, Texas 77040
Telephone No.: 713-951-2768
Facsimile No.: 713-951- 4554

If to Zazu Alaska:

Zazu Metals (Alaska) Corporation
Attention: Gil Atzmon
1150 N.W. 1604, Suite 108-111
San Antonio, Texas 78248
Telephone No.: 210-373-3677
Facsimile No.: 210-494-4963

Any such notice shall be effective upon the day of receipt or, if faxed, on the next Business Day. Any Party may, by notice so delivered, change its address for notice purposes hereunder.

Section 12.06 **Assignment**. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned, by operation of law or otherwise, by any Party without the prior written consent of the other Party; provided, however, (i) Zazu Alaska may assign its right to purchase the Assets to any Person that is an Affiliate of Zazu Alaska but no such assignment shall affect Zazu Alaska's obligations hereunder, (ii) in the event of any such assignment by a Party by operation of law without the consent of the other Party as required above, such other Party may consent to such assignment after it has occurred and, in such event, this Agreement and all the provisions hereof shall be binding upon the Person receiving such assignment by operation of law, and (iii) after the completion of the Closing, Zazu Alaska may transfer from time to time its interest in the Assets or any portion thereof.

Section 12.07 **No Third Party Beneficiaries**. Nothing in this Agreement shall provide any benefit to any third party or entitle any third party to any claim, cause of action, remedy, or right of any kind, it being the intent of the Parties that this Agreement shall not be construed as a third party beneficiary contract.

Section 12.08 **Counterparts**. This Agreement may be executed in multiple counterparts, all of which shall constitute one and the same instrument.

Section 12.09 **Applicable Law**. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Alaska without giving effect to any choice or conflict of law provision or rule (whether of the State of Alaska or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Alaska.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

SELLER: GCO MINERAL COMPANY, a Texas corporation



By: [signature]
Name: RAY T. KACZOROWSKI
Title: VICE PRESIDENT

PURCHASER: ZAZU METALS (ALASKA) CORPORATION, an Alaska corporation



By: [signature]
Name: Gil Atzmon
Title: President

GUARANTOR: ZAZU METALS CORPORATION, a Canada corporation



By: [signature]
Name: Gil Atzmon
Title: Chief Executive Officer

STATE OF TEXAS)
) ss.
COUNTY OF Harris)

THIS CERTIFIES that on the 28th day of June, 2007, at Harris Co, Houston, Texas, the foregoing instrument was acknowledged before me by (name) Ray T Kaczorowski, (title) Vice President of GCO MINERALS COMPANY, a Texas corporation, on behalf of said corporation.

GIVEN UNDER MY HAND and official seal the day and year last above written.


DONNA C. BROOK
Notary Public, State of Texas
My Commission Expires
December 13, 2008

Donna C. Brook
Notary Public in and for Texas
Residing at Spring, TX
My Commission expires 12/13/2008

~~STATE~~ PROVINCE OF ONTARIO)
) ss.
~~COUNTY~~ CITY OF TORONTO)

THIS CERTIFIES that on the 28th day of June, 2007, at Toronto, Ontario, the foregoing instrument was acknowledged before me by (name) Gil Atzmon, (title) President of ZAZU METALS (ALASKA) CORPORATION, an Alaska corporation, on behalf of said corporation.

GIVEN UNDER MY HAND and official seal the day and year last above written.

[signature]
Notary Public in and for Ontario
Residing at Toronto, Ontario
My Commission expires - does not expire

PROVINCE
~~STATE~~ OF ONTARIO)
CITY) ss.
~~COUNTY~~ OF TORONTO)

THIS CERTIFIES that on the 28th day of June, 2007, at Toronto, Ontario, the foregoing instrument was acknowledged before me by (name) Gil Atzmon, (title) Chief Executive Officer of ZAZU METALS CORPORATION, a Canada corporation, on behalf of said corporation.

GIVEN UNDER MY HAND and official seal the day and year last above written.

[signature]

Notary Public in and for Ontario
Residing at Toronto, Ontario
My Commission expires - does not expire

EXHIBITS, SCHEDULES, and APPENDICES

Exhibit A Real Property

Schedule 1: Unpatented Federal Mining Claims
Schedule 2: State Mining Locations

Exhibit B Personal Property

Schedule 1: Certain Equipment, Fixtures, and Inventories
Schedule 2: Certain Information
Schedule 3: Permits

Exhibit C Special Warranty Deed
Exhibit D Conveyance of 2% Net Proceeds Interest
Exhibit E Bill of Sale, Assignment, and Assumption Agreement
Exhibit F Certificates of Title – Recognition of Transfer Procedures
ExhibitG Guaranty

Appendix 1: Copies of all documents comprising the LIK Block Agreement (including but not limited to that certain memorandum (short form) of the LIK Block Agreement executed by GCO and EBX on December 30, 1997 (but effective for all purposes as of January 27, 1983), was recorded on January 22, 1998, at Book 95, Pages 331-370, Barrow Recording District)

Appendix 2: Copy of that certain Special Warranty Deed, Bill of Sale, and Assignment dated as of April 7, 1997, and recorded on May 5, 1998, at Book 98, Pages 187-203, Barrow Recording District (by which instrument the 1% Net Profits Interest was conveyed by WGM to GCO)

Appendix 3: Copies of documents relating to Barrels and Batteries

EXHIBIT A

Real Property

Except as described in the immediately following paragraph, the Real Property comprises the unpatented federal mining claims described on Schedule 1 attached hereto and the state mining locations described on Schedule 2 attached hereto, together with any and all rights, titles, and interests appurtenant to any of said claims or locations (including but not limited to access rights, water rights, and other governmental or non-governmental permits or authorizations).

EXCEPTED and EXCLUDED from the Real Property is the following interest therein:

> That certain 1% net profits interest in the Real Property that (a) originally was acquired and held by WGM pursuant to that certain Assignment dated November 28, 1978, between WGM and the predecessor companies of GCO and EBX, and (b) later was conveyed by WGM to GCO pursuant to that certain Special Warranty Deed, Bill of Sale, and Assignment dated as of April 7, 1997, and recorded on May 5, 1998, at Book 98, Pages 187-203, Barrow Recording District.

The Real Property is situated in the following Sections:

T. 33 N., R .20 W., K.R.M.:	Section 36
T. 33 N., R .19 W., K.R.M.:	Sections 31 and 32
T. 32 N., R .20 W., K.R.M.:	Sections 1–4, 9–16, and 22–24
T. 32 N., R .19 W., K.R.M.:	Section 6

See U.S.G.S. Quadrangle Map(s) DeLong Mountains A–2 and A–3.

The Real Property is situated in the Barrow Recording District, Second Judicial District, State of Alaska.

SCHEDULE 1 TO EXHIBIT A

Unpatented Federal Mining Claims

Name of Claim	BLM Serial Number	Barrow Recording District Book	Page(s)
Lik 2019 Fraction	FF-31433	16	96-98
Lik 2020-2030	FF-29421 through FF-29431	7	900-932
Lik 2031 Fraction	FF-31434	16	99-100
Lik 3019 Fraction	FF-31435	16	101-102
Lik 3020-3030	FF-29432 through FF-29442	7	933-965
Lik 3030A Fraction	FF-39283	24	521-523
Lik 3031	FF-29443	20	521
Lik 3032-3034	FF-29444 through FF-29446	7	969-977
Lik 4019 Fraction	FF-31436	20	524
Lik 4020-4021	FF-25700 through FF-25701	20	525-526
Lik 4022	FF-25702	24	524-526
Lik 4023-4026	FF-29447 through FF-29450	7	979-989
Lik 4027-4029	FF-29451 through FF-29453	20	527-529
Lik 4030-4032	FF-29454 through FF-29456	20	531-533
Lik 4033-4034	FF-29457 through FF-29458	20	535-536
Lik 5023-5026	FF-29459 through FF-29462	8	13-24
Lik 5027-5029	FF-29463 through FF-29465	20	537-539
Lik 5030	FF-29466	20	541
Lik 5031	FF-29467	20	543
Lik 5032-5034	FF-29468 through FF-29470	20	545-547
Lik 5035	FF-25703	20	548
Lik 5035X Fraction	FF-25704	24	527-529
Lik 5036-5043	FF-25705 through FF-25712	20	549-556
Lik 6020 Fraction	FF-31437	16	105-106
Lik 6021 Fraction	FF-31438	16	107-108
Lik 6022	FF-31439	16	109-110
Lik 6023-6029	FF-29471 through FF-29477	8	49-69
Lik 6030-6032	FF-29478 through FF-29480	20	562-564
Lik 6033-6043	FF-25717 through FF-25727	20	565-575
Lik 7020-7021	FF-31440 through FF-31441	16	111-114
Lik 7022-7025	FF-25732 through FF-25735	7	450-453
Lik 7026	FF-25736	24	533-535
Lik 7027-7029	FF-25737 through FF-25739	20	455-457
Lik 7030-7031	FF-25740 through FF-25741	24	536-541
Lik 7032	FF-25742	20	581
Lik 7033	FF-39286	20	582
Y 111-112	FF-31442 through FF-31443	16	121-124
Z 320-322	FF-31444 through FF-31446	16	125-130
Silk 33	FF-26533	8	242-243
Silk 34-42	FF-26534 through FF-26542	8	244-252
Silk 118-142	FF-26559 through FF-26583	8	269-293

Silk 216-228	FF-26600 through FF-26612	8	310-322
Silk 229-230	FF-26613 through FF-26614	8	323-326
Silk 231-242	FF-26615 through FF-26626	8	327-338
Silk 316-326	FF-26639 through FF-26649	8	351-361
Silk 327-329	FF-26650 through FF-26652	8	362-367
Silk 330-342	FF-26653 through FF-26665	8	368-380
Silk 411-426	FF-26669 through FF-26684	8	384-399
Silk 427	FF-26685	8	400-401
Silk 428-437	FF-26686 through FF-26695	8	402-411
Silk 511-533	FF-26696 through FF-26718	8	412-434
Silk 611-633	FF-26719 through FF-26741	8	435-457
Silk 711-733	FF-26742 through FF-26764	8	458-480

SCHEDULE 2 TO EXHIBIT A

State Mining Locations

Name of Claim	ADL Serial Number	Claim Size (acres)	Barrow Recording District Document No.
LIK-MTR1	638926	160	2001-001013-0
LIK-MTR2	638927	160	2001-001014-0
LIK-MTR3	638928	160	2001-001015-0
LIK-MTR4	638929	160	2001-001016-0
LIK-MTR5	638930	160	2001-001017-0
LIK-MTR6	638931	160	2001-001018-0
LIK-MTR7	638932	160	2001-001019-0
LIK-MTR8	638933	160	2001-001020-0
LIK-MTR9	638934	160	2001-001021-0
LIK-MTR10	638935	160	2001-001022-0
LIK-MTR11	638936	160	2001-001023-0
LIK-MTR12	638937	160	2001-001024-0
LIK-MTR13	638938	160	2001-001025-0
LIK-MTR14	638939	160	2001-001026-0
LIK-MTR15	638940	160	2001-001027-0
LIK-MTR16	638941	160	2001-001028-0
LIK-MTR17	638942	160	2001-001029-0
LIK-MTR18	638943	160	2001-001030-0
LIK-MTR19	638944	160	2001-001031-0
LIK-MTR20	638945	160	2001-001032-0
LIK-MTR21	638946	160	2001-001033-0
LIK-MTR22	638947	160	2001-001034-0
LIK-MTR23	638948	160	2001-001035-0
LIK-MTR24	638949	160	2001-001036-0
LIK-MTR25	638950	160	2001-001037-0
LIK-MTR26	638951	160	2001-001038-0
LIK-MTR27	638952	160	2001-001039-0
LIK-MTR28	638953	160	2001-001040-0
LIK-MTR29	638954	160	2001-001041-0
LIK-MTR30	638955	160	2001-001042-0
LIK-MTR31	638956	160	2001-001043-0
LIK-MTR32	638957	160	2001-001044-0
LIK-MTR33	638958	40	2001-001045-0
LIK-MTR34	638959	40	2001-001046-0
LIK-MTR35	638960	40	2001-001047-0
LIK-MTR36	638961	40	2001-001048-0

LIK-MTR37	638962	40	2001-001049-0
LIK-MTR38	638963	40	2001-001050-0
LIK-MTR39	638964	40	2001-001051-0
LIK-MTR40	638965	40	2001-001052-0
LIK-MTR41	638966	40	2001-001053-0
LIK-MTR42	638967	40	2001-001054-0
LIK-MTR43	638968	40	2001-001055-0
LIK-MTR44	638969	40	2001-001056-0
LIK-MTR45	638970	40	2001-001057-0
LIK-MTR46	638971	40	2001-001058-0
LIK-MTR47	638972	40	2001-001059-0

EXHIBIT B

Personal Property

The Personal Property comprise the following:

(1) all of the Equipment, Fixtures, and Inventories;

(2) all of the Information;

(3) all of the Permits;

(4) all rights to any and all proceeds of condemnation or inverse condemnation of any of the Assets;

(5) all rights to any and all insurance proceeds for any damage to or destruction or loss of any of the Assets prior to Closing

(6) all claims of GCO Minerals Company against any third party or third parties relating to any of the Assets (whether choate or inchoate, known or unknown, contingent or noncontingent).

****

For purposes of this Exhibit B (describing the Personal Property), the following terms have the following meanings:

"Assets" means the Real Property and the Personal Property.

"Closing" means the date of execution of the instrument to which this Exhibit B is attached.

"Equipment, Fixtures, and Inventories" means all buildings, structures, plants, processing facilities, installed equipment, office trailers, office equipment, trailer camps, furnishings, kitchen facilities, pipelines, electric power equipment and facilities, telecommunications equipment and facilities, fuel tanks, waste facilities, docks, mining equipment, crushers, conveyors, trucks, vans, hoppers, trailers, all-terrain vehicles, and other items as are affixed to or situated upon the Real Property at Closing (but including wherever situated the items described on Schedule 1 attached to Exhibit B), together with (1) all fuel, tools, parts, and supplies held by GCO for or in connection with any of the foregoing, (2) all warranties (if any) and software licenses (if any) respecting any of the foregoing, and (3) all extracted rock or rock samples (including but not limited to drill cores) that have

been severed from the Real Property and that either (a) remain situated on the Real Property or (b) are otherwise in GCO's possession off of the Real Property .

"Information" means all of the drill core, rock samples, data, maps, files, and records (whether in written, tabular, electronic, photographic, or other form and wherever situated) relating to any or all of the following: the geology of the Real Property or adjoining or nearby lands; the sampling, drilling, mapping, or other analysis (whether of a geologic, chemical, metallurgical, physical, engineering, environmental, or other nature or type) of the Real Property or adjoining or nearby lands, or of samples obtained therefrom; identification or calculation of reserves or resources; engineering associated with the Assets or the LIK Project Business; construction of improvements on the Real Property or otherwise for or in connection with the LIK Project Business; acquisition and maintenance of title to the Real Property; purchase, operation, maintenance, repair, and replacement of the Equipment, Fixtures, and Inventories; acquisition of, and compliance or noncompliance with, all Permits; the mining, processing, transport, shipping, marketing, and sale of minerals or mineral products derived from the Real Property; and the conduct of reclamation or remediation activities in connection with the LIK Project Business. "Information" includes but is not necessarily limited to the information described on Schedule 2 attached to Exhibit B.

"LIK Project Business" means the business of owning and operating the Assets.

"Permits" means all of the permits, authorizations, determinations, approvals, licenses, exemptions, variances, and orders described on Schedule 3 to Exhibit B.

"Real Property" means the property described in Exhibit A (including Schedule 1 attached to Exhibit A and Schedule 2 attached to Exhibit A)..

SCHEDULE 1 ATTACHED TO EXHIBIT B

Certain Equipment, Fixtures, and Inventories

BUILDINGS:

Dining Hall/Kitchen/Recreation Facility – large (approximately 30" x 40') metal frame, two-story building. Finished interior.

Office Building – approx. 20' x 30' wooden frame insulated building housing camp office.

Core Laboratory – approx. 20' x 30' wooden frame insulated building housing the core logging and sampling facility.

Core Storage Facility – large (approximately 20" x 70') wooden frame, uninsulated building for core storage.

Generator Building – uninsulated building housing the camp electrical generators.

Tool Room – small (approx. 12' x 16') wooden frame, insulated tool storage building.

Miscellaneous Buildings/Structures – 7 wooden frame, uninsulated, storage buildings each approximately 12' x 16'

OTHER MAJOR IMPROVEMENTS:

LIK Airstrip – Approx. 4200 ft x 100 ft gravel airstrip with two unloading/storage areas

MAJOR EQUIPMENT:

1 – Caterpillar D-7 Bulldozer w/ winch and ripper attachments
1 – Caterpillar 966 Front End Loader
1 – Case 350 Tractor w/ Backhoe (tractor needs repair – backhoe operational)
2 – 1977 Int. Harvester 12 cu. yd. dump trucks
1 – 1981(?) Chevrolet Flatbed Pickup Truck
1 – John Deere Forklift (needs repair)
3 – Deutz Diesel Electrical Generators(1 – 75 kW; 1 – 35 kW & 1 – 10 kW)
1 – 5 kW Diesel Electric Generator
2 – 2000 gal. metal fuel storage tanks
2 – 1000 gal. metal fuel storage tanks
2 – 4-wheeler ATV's

SCHEDULE 2 ATTACHED TO EXHIBIT B

Certain Information

LIK DRILL CORE:

Diamond Drill Core (split and sampled) from Drill Holes 1 - 10 situated in GCO's warehouse facility in Anchorage Alaska

All remaining Diamond Drill Core from Lik Project (split and sampled) from drill holes 11 -- 130 and 134 and 135 is located in the Core Storage Facility on the property

Remaining portions (if any) of core nos. 131, 132 and 133 were removed by Moneta Porcupine Mining, Inc. to Timmins, Ontario in the late 1980's or early 1990's time frame

LIK DATA AND INFORMATION:

Lik Project Annual Progress Reports -- 1978 through 1986

Lik Project Drill Logs and Assay Data

Lik Project Feasiblity Studies -- including the following:

- Lik Project - Feasibility Study - 1983 (3 Vol.) - Pincock Allen & Holt
- White A Study - Reserve Estimation & Preliminary Operating Costs, 3 Vol. - Fluor Mining & Metals, 1982
- Lik Order of Magnitude Feasibility - 1979
- Lik Phase II - Variations on Economic and Mining Parameters Relating to the Order of Magnitude Feasibility Study for GCO/HOM

Lik Project Metallurgical Studies -- including the following:

- Laboratory Differential Flotation Studies On Drill core Composites From the Lik Pb-Zn-Ag Ore Deposit of the GCO Minerals Company; H. Hartjens -- Metallurgical Consultant. June 29, 1981
- CSMRI - Laboratory Flotation Studies on an Alaskan Sulfide Ore, 1979
- Results of Laboratory Testing on Lik Pb-Zn-Ag Ores - Dawson Metallurgical Laboratories - 1981

Various Environmental Baseline Reports

Various Geologic & Geophysical Reports and data pertaining to the project and/or surrounding areas

SCHEDULE 3 ATTACHED TO EXHIBIT B

Permits

List: None are listed for which agency or third party consent is required

EXHIBIT C

Special Warranty Deed

[see attached form]

RECORD THIS INSTRUMENT IN THE BARROW RECORDING DISTRICT

RETURN THIS INSTRUMENT TO: Zazu Metals (Alaska) Corporation
Attention: Gil Atzmon
1150 N.W. 1604, Suite 108-111
San Antonio, Texas 78248

****

SPECIAL WARRANTY DEED
[Mining]

THIS SPECIAL WARRANTY DEED ("this Deed"), given this 28th day of June, 2007, by GCO MINERALS COMPANY ("Grantor" or "GCO"), a Texas corporation the address of which is Suite 300, 7600 West Tidwell, Houston, Texas 77040, to ZAZU METALS (ALASKA) CORPORATION ("Grantee"), an Alaska corporation the address of which is 1150 N.W. 1604, Suite 108-111, San Antonio, Texas 77040,

WITNESSETH:

THAT FOR AND IN CONSIDERATION OF ten dollars ($10.00) and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged,

(1) Grantor hereby CONVEYS and SPECIALLY WARRANTS (as set forth below but not otherwise) to Grantee and its successors and assigns all of its rights, titles, and interests in, to, under, and respecting the real property described in Exhibit A attached hereto ("Real Property"), EXCEPTING and EXCLUDING from the conveyance made hereby the 1% Net Profits Interest, and

(2) Grantor hereby ASSIGNS, CONVEYS, and SPECIALLY WARRANTS (as set forth below but not otherwise) to Grantee and its successors and assigns all of its rights, titles, and interests in, to, and under the LIK Block Agreement (as defined below),

TO HAVE AND TO HOLD FOREVER.

Grantee, on behalf of itself and its successors and assigns, hereby ACCEPTS the conveyance and assignment made hereby, ASSUMES any and all obligations and

liabilities of GCO under the LIK Block Agreement or otherwise respecting the Real Property, and AGREES TO BE BOUND to—and TO OBSERVE, PERFORM, SATISFY, and DISCHARGE all of the duties, obligations, and liabilities of GCO under—the LIK Block Agreement arising from and after the date hereof.

EXCEPT to the extent inconsistent with the disclosures and limitations set forth below, GCO hereby specially REPRESENTS, WARRANTS, and COVENANTS to and for the benefit of Grantee and its successors and assigns as follows regarding the Real Property:

(a) as of the date hereof, GCO owns an undivided 50% interest in the Real Property, subject to (1) the LIK Block Agreement, (2) the 1% Net Profits Interest and (3) the Permitted Encumbrances;

(b) to GCO's knowledge as of the date hereof, the mining locations that constitute the Real Property were properly laid out and monumented, all related location, validation, filing and recording requirements were properly completed, and all work, fee payments and filing requirements necessary to maintain the claims in good standing have been properly and timely performed, made and recorded or filed, as appropriate;

(c) to GCO's knowledge as of the date hereof, there are no pending or threatened actions, suits, claims, or proceedings, and GCO has not received any notice of violation or agency claim alleging any violation of any law, rule, regulation, or permit, with respect to the Real Property;

(d) except for the LIK Block Agreement, GCO has no contractual commitments or obligations as of the date hereof which relate to or affect the Real Property, and no third party consent is necessary in connection with the execution and delivery of this Deed by GCO;

(e) GCO has not caused or allowed, and as of the date hereof GCO has no knowledge of, any generation, treatment, storage, or disposal of hazardous materials on the Real Property or any violation of any law, rule, regulation, or order for the protection of health, safety, or the environment;

(f) as of the date hereof, (1) the LIK Block Agreement is in full force and effect and enforceable in accordance with its terms, (2) except as disclosed below, GCO has taken no action to amend the Lik Block Agreement, (3) GCO is in compliance with the requirements of the LIK Block Agreement, (4) GCO will not breach the LIK Block Agreement by executing and delivering this Deed, and (5) during the first 23 accounting periods of the 35-year option period stipulated in Paragraph 2 of the LIK Block Agreement, i.e., from January 27, 1983 until January 31, 2006, it has made $4,984,302.12 in expenditures according to Paragraph 3 of the LIK Block Agreement and that amount has been applied by GCO without objection by

Teck Cominco or any predecessor thereof toward the satisfaction of the original $25,000,000 (as adjusted pursuant to Paragraph 3 of the Lik Block Agreement) expenditure requirement of the LIK Block Agreement.

GCO HEREBY EXPRESSLY DISCLOSES, Grantee by its acceptance of this Deed acknowledges being so informed of, and thus GCO MAKES NO REPRESENTATIONS, WARRANTIES, OR COVENANTS in this Deed regarding any matter that was made the subject of a Comment in the Title Report (a copy of which has been provided to Grantee).

GCO ALSO HEREBY EXPRESSLY DISCLOSES, Grantee by its acceptance of this Deed acknowledges being so informed of, and thus GCO MAKES NO REPRESENTATIONS, WARRANTIES, OR COVENANTS in this Deed regarding the following matter:

In 1994 or early 1995, the Bureau of Land Management within the U.S. Department of the Interior advised GCO that certain old batteries and 55-gallon drums that had been placed on lands within or near the Real Property needed to be removed from said lands and disposed of properly off-site. GCO subsequently arranged for the proper removal and disposal of all of said materials to the satisfaction of the BLM, and to GCO's knowledge no further remedial action of said lands is required.

As used herein, the following terms mean as follows:

"1% Net Profits Interest" means that certain 1% net profits interest in the Real Property that (a) originally was acquired and held by WGM pursuant to that certain Assignment dated November 28, 1978, between WGM and the predecessor companies of GCO and EBX, and (b) later was conveyed by WGM to GCO pursuant to that certain Special Warranty Deed, Bill of Sale, and Assignment dated as of April 7, 1997, and recorded on May 5, 1998, at Book 98, Pages 187-203, Barrow Recording District.

"EBX" means Echo Bay Exploration Inc., a Delaware corporation.

"GCO/EBX Letter Agreement" means that certain letter agreement between GCO and EBX executed by GCO on June 9, 1993, and by EBX on July 27, 1993 (pursuant to which 1993 letter agreement GCO and EBX amended paragraph 3 of the LIK Block Agreement to clarify the manner in which a calculation is made thereunder).

"HOMEX" means Houston Oil & Minerals Exploration Company, a Texas corporation.

"LIK Block Agreement" means that certain agreement between HOMEX and GCO dated October 17, 1984 (but effective for all purposes as of January 27,

1983), and captioned the "LIK Block Agreement", *as the same has been amended by* the GCO/EBX Letter Agreement. (A memorandum (short form) of the LIK Block Agreement (as defined herein), executed by GCO and EBX on December 30, 1997 (but effective for all purposes as of January 27, 1983), was recorded on January 22, 1998, at Book 95, Pages 331-370, Barrow Recording District.)

"Permitted Encumbrances" means with reference to GCO or the Assets:

(a) reservations, exceptions, exclusions, limitations, and restrictions set forth in any federal patent, state patent, or other governmental conveyance issued or to be issued for any of the Real Property or the lands included therein;

(b) liens for Taxes, assessments, and governmental charges not yet delinquent;

(c) all Legal Requirements, and all rights reserved to or vested in any Governmental Authority, respecting any of the Real Property or respecting or under any of the Permits (including but not necessarily limited to the right to consent to any transfer thereof).

"Teck Cominco" means Teck Cominco American Incorporated, a Washington corporation.

"Title Report" means that certain title report prepared by Guess & Rudd P.C. dated June 26, 2007 (but effective as of 7:30 a.m. on June 7, 2007), captioned "Title Report—LIK Project" (but limited in certain respects as described therein), and addressed to Raymond James Ltd. and McCarthy Tétrault LLP (both in Toronto, Ontario).

"WGM" means WGM Inc., an Alaska corporation.

GIVEN on the date first set forth above.

GCO MINERALS COMPANY, a Texas corporation

By: Ray T. K
Name: RAY T. KACZOROWSKI
Title: VICE PRESIDENT

STATE OF TEXAS)
) ss.
COUNTY OF HARRIS)

THIS CERTIFIES that on the 28th day of June, 2007, at HarrisCo, Houston, Texas, the foregoing instrument was acknowledged before me by (name) Ray T Kaczorowski, (title) Vice President of GCO MINERALS COMPANY, a Texas corporation, on behalf of said corporation.

GIVEN UNDER MY HAND and official seal the day and year last above written.


DONNA C. BROOK
Notary Public, State of Texas
My Commission Expires
December 13, 2008

Donna C. Brook
Notary Public in and for Texas
Residing at Spring, TX
My Commission expires 12/13/2008

ACCEPTED as described above on the date first set forth above.

ZAZU METALS (ALASKA) CORPORATION, an Alaska corporation



By: ______________________
Name: Gil Atzmon
Title: President

~~STATE~~ PROVINCE OF ONTARIO)
~~COUNTY~~ CITY OF TORONTO) ss.

THIS CERTIFIES that on the 28th day of June, 2007, at Toronto, Ontario, the foregoing instrument was acknowledged before me by (name) Gil Atzmon, (title) President of ZAZU METALS (ALASKA) CORPORATION, an Alaska corporation, on behalf of said corporation.

GIVEN UNDER MY HAND and official seal the day and year last above written.



Notary Public in and for Ontario
Residing at Toronto, Ontario
My Commission expires - does not expire

EXHIBIT D

<u>Conveyance of 2% Net Proceeds Interest</u>

[see attached form]

RECORD THIS INSTRUMENT IN THE BARROW RECORDING DISTRICT

RETURN THIS INSTRUMENT TO: GCO Minerals Company
Attention: Ray Kaczorowski
7600 W. Tidwell, Suite 300
Houston, Texas 77040-5714

****

CONVEYANCE OF 2% NET PROCEEDS INTEREST
[Mining]

THIS CONVEYANCE OF 2% NET PROCEEDS INTEREST ("this Conveyance"), given this _____ day of June, 2007, by ZAZU METALS (ALASKA) CORPORATION ("Zazu"), an Alaska corporation the address of which is Suite 108-111, 1150 N.W. 1604, _San Antonio, Texas 78248, to GCO MINERALS COMPANY ("GCO"), a Texas corporation the address of which is Suite 300, 7600 West Tidwell, Houston, Texas 77040__________,

WITNESSETH:

THAT FOR AND IN CONSIDERATION OF ten dollars ($10.00) and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Zazu hereby CONVEYS and SPECIALLY WARRANTS (as set forth below but not otherwise) to GCO and its successors and assigns the following interest, TO HAVE AND TO HOLD FOREVER:

> a royalty interest (the "2% Net Proceeds Interest") equal to TWO PERCENT (2%) of the "Net Proceeds" of all "Products" produced and removed from the "Lands" (as said terms "Lands", "Net Proceeds", and "Products" are defined below).

Payments of Net Proceeds shall commence in the calendar year next following the calendar year in which Net Proceeds are first realized, shall be made 45 days following the end of each calendar quarter during which Net Proceeds are realized, and shall be subject to adjustment, if required, at the end of each calendar year. Upon request made by any recipient of any Net Proceeds payments within 24 months following the end of any calendar year, Zazu shall order an audit of the accounting and financial records for such calendar year. All written exceptions to and claims upon Zazu for discrepancies disclosed by such audit shall be made not more than 3 months after receipt of the audit report. Failure to make any such exception or claim within the

3-month period shall mean the audit is correct and binding upon the parties. The audits shall be conducted by a firm of certified public accountants selected by Zazu.

As used herein, the following terms mean as follows:

"Lands" means the lands included in (a) any of the unpatented federal mining claims described in Schedule 1 attached hereto, (b) any of the state mining locations described in Schedule 2 attached hereto, (c) any future federal or state mining location made on any lands included as of the date hereof in any of the unpatented federal mining claims described in Schedule 1 attached hereto or any of the state mining locations described in Schedule 2 attached hereto, (d) any future federal patent issued for any of the unpatented federal mining claims described in (a) or (c) above, (e) any future state upland mining lease issued for any of the state mining locations described in (b) or (c) above, and (f) any replacement of or supplement to any of the mineral interests described in (a), (b), (c), (d), or (e) above. The mining claims described in Schedules 1 and 2 attached hereto are situated in the following sections of land within the Barrow Recording District, Second Judicial District, State of Alaska (see U.S.G.S. Quadrangle Map(s) DeLong Mountains A-2 and A-3):

T. 33 N., R .20 W., K.R.M.:	Section 36;
T. 33 N., R .19 W., K.R.M.:	Sections 31 and 32;
T. 32 N., R .20 W., K.R.M.:	Sections 1-4, 9-16, and 22-24;
T. 32 N., R .19 W., K.R.M.:	Section 6.

"Net Proceeds" means gross revenues realized (or deemed to be realized) from the sale (or deemed sale) of Products, less such costs and expenses incurred after the date hereof that are attributable to exploration, development, mining, and marketing of Products and that are deductible under generally accepted accounting principles and practices consistently applied as employed by Zazu, including but not limited to the following:

(a) all costs and expenses of replacing, expanding, modifying, altering or changing from time to time the mining facilities. Costs and expenses of improvements (such as haulage ways or mill facilities) that are also used in connection with workings other than the Lands shall be charged to the Lands only in the proportion that their use in connection with the Lands bears to their total use.

(b) ad valorem real property and unsecured personal property taxes, and all taxes—other than income taxes or taxes based on net income—applicable to mining of the Lands, including without limitation all state mining taxes, sales taxes, severance taxes, royalties, license fees and governmental levies of a similar nature.

(c) allowance for overhead to conform to Section 2.13 of the Accounting Procedure from Rocky Mountain Mineral Law Foundation Form 5, Exhibit B, as follows: each month the Manager shall charge the Joint Account a sum for each phase of Operations as provided below, which shall be a liquidated amount to reimburse the Manager for its home office overhead and general and administrative expenses to conduct each phase of the Operations, and shall be in lieu of any management fee:

(1) Exploration and Development Phase – 10% of allowable costs.

(2) Major Construction Phase – 3% of allowable costs.

(3) Mining Phase – 2% of allowable costs.

(d) all expenses incurred relative to the sale of Products, including an allowance for commissions at rates which are normal and customary in the industry.

(e) all amounts payable by Teck Cominco (or its successors or assigns) to Zazu, as operator, during Mining pursuant to any applicable operating or similar agreement in force with respect thereto.

(f) the actual cost of investment prior to beginning of mining which shall include all expenditures for exploration and development of the Lands.

(g) interest on monies borrowed or advanced for costs and expenses, at an annual rate equal to two percentage points above the Prime Rate, but in no event in excess of the maximum permitted by law.

(h) an allowance for reasonable working capital and inventory.

(i) reasonably anticipated reclamation costs.

It is intended that Zazu shall recoup from net cash flow all of its costs and expenses for exploration, development, mining, and marketing Products before any Net Proceeds are distributed to any holder of the 2% Net Proceeds Interest. No deduction shall be made for income taxes, depreciation, amortization or depletion. If in any year after the beginning of mining of the Lands an operating loss relative thereto is incurred, the amount thereof shall be considered as and be included with outstanding costs and expenses and carried forward in determining Net Proceeds for subsequent periods. If Products are processed by Zazu, or are

sold to an affiliate of the Zazu, then, for purposes of calculating Net Proceeds, such Products shall be deemed conclusively to have been sold at a price equal to fair market value to arm's length purchasers FOB the concentrator for the Lands, and Net Proceeds relative thereto shall be calculated without reference to any profits or losses attributable to smelting or refining.

"Products" means all ores, minerals, and mineral resources produced from the Lands.

Zazu hereby specially REPRESENTS, WARRANTS, and COVENANTS to and for the benefit of GCO and its successors and assigns that as of the date hereof the Lands are free and clear of any interests arising by, through, or under Zazu except for the 2% Net Proceeds Interest conveyed hereby.

Consistent with the definition of "Lands" set forth above, Zazu intends that the 2% Net Proceeds Interest conveyed hereby burden not only the interest in the Lands held by Zazu as of the date hereof but also any and all interests in the Lands that may be acquired by Zazu in the future (regardless of whether any such interest acquired in the future constitutes, e.g., a new mining location or an additional undivided interest in an existing mining location), and in furtherance of said intent Zazu hereby COVENANTS to and for the benefit of GCO and its successors and assigns to execute, acknowledge, and deliver to GCO and its successors and assigns such instruments as may be requested by GCO or its successors and assigns to cause the 2% Net Proceeds Interest conveyed hereby to burden of record not only the interest in the Lands held by Zazu as of the date hereof but also any and all interests in the Lands that may be acquired by Zazu in the future. The rights of GCO and its successors and assigns under this paragraph shall extend only to such interests acquired by Zazu in the future as will allow the rights of GCO and its successors and assigns to vest, if at all, in such future-acquired interests within either (a) 21 years after the death of the last heir of Queen Elizabeth II of England that is alive on the date of execution hereof or (b) such longer period of time as may be allowed by whatever Rule Against Perpetuites may be in effect in Alaska on the date hereof and applicable hereto.

This Conveyance and the covenants set forth herein shall run with and burden the Lands and thus shall be binding upon Zazu and its successors and assigns.

GIVEN on the date first set forth above.

ZAZU METALS (ALASKA) CORPORATION, an Alaska corporation

By: 
Name: Gil Atzmon
Title: President

~~STATE~~ PROVINCE OF ONTARIO)
~~COUNTY~~ CITY OF TORONTO) ss.

THIS CERTIFIES that on the 28th day of June, 2007, at Toronto, Ontario, the foregoing instrument was acknowledged before me by (name) Gil Atzmon, (title) President of ZAZU METALS (ALASKA) CORPORATION, an Alaska corporation, on behalf of said corporation.

GIVEN UNDER MY HAND and official seal the day and year last above written.



Notary Public in and for Ontario
Residing at Toronto, Ontario
My Commission expires - does not expire

Parent: ZAZU METALS CORPORATION
Attn: President
Suite 910 - 475 Howe Street
Vancouver, BC V6C 2B3
Canada CANADA
Telephone: 604-689-2599
Fascimile: 604-662-8429

GCO: GCO Minerals Company
Attn: R. Kaczorowski
7600 W. Tidwell, Suite 300
Houston, Texas 77040-5714
Telephone: 713-951-2768
Fascimile: 713-951-4554

EXHIBIT E

Bill of Sale, Assignment, and Assumption Agreement

[see attached form]

BILL OF SALE, ASSIGNMENT, AND ASSUMPTION AGREEMENT

THIS BILL OF SALE, ASSIGNMENT, AND ASSUMPTION AGREEMENT ("this Instrument"), given this 28th day of June, 2007, by GCO MINERALS COMPANY ("Seller"), a Texas corporation the address of which is Suite 300, 7600 West Tidwell, Houston, Texas 77040, to ZAZU METALS (ALASKA) CORPORATION ("Purchaser"), an Alaska corporation the address of which is 1150 N.W. 1604, Suite 108-111, San Antonio, Texas 78248,

WITNESSETH:

THAT FOR AND IN CONSIDERATION OF ten dollars ($10.00) and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Seller hereby BARGAINS, SELLS, CONVEYS, GRANTS, ASSIGNS, and TRANSFERS to Purchaser and its successors and assigns all rights, titles, and interests of Seller in, to, under, and respecting the personal property ("Personal Property") described in Exhibit B attached hereto (which Exhibit B also refers to certain real property described in Exhibit A attached hereto), TO HAVE AND TO HOLD FOREVER.

Seller hereby WARRANTS to Purchaser and its successors and assigns *only* that Seller has good title to an undivided 50% interest in and to the Personal Property subject to the LIK Block Agreement, but otherwise *free and clear* of any other liens, encumbrances, or security interests of third parties. **SELLER MAKES NO OTHER WARRANTIES RESPECTING THE PERSONAL PROPERTY OR ANY PART THEREOF. WITHOUT LIMITING THE GENERALITY OF THE IMMEDIATELY PRECEDING SENTENCE, PURCHASER HEREBY ACKNOWLEDGES AS FOLLOWS:**

(1) SELLER MAKES NO REPRESENTATIONS OR WARRANTIES RESPECTING THE GOOD STANDING OF ANY OF THE PERMITS; AND

(2) SELLER HEREBY EXPRESSLY DISCLAIMS AND NEGATES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, RELATING TO THE NATURE, CONDITION, OR SUITABILITY OF ANY OF THE PERSONAL PROPERTY FOR ANY PURPOSE, INCLUDING BUT NOT LIMITED TO

 (A) ANY EXPRESS OR IMPLIED WARRANTY RESPECTING THE CHARACTER, CONDITION, OR QUALITY OF ANY OF THE PERSONAL PROPERTY,

 (B) ANY EXPRESS OR IMPLIED WARRANTY OF MERCHANTABILITY,

 (C) ANY EXPRESS OR IMPLIED WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE,

(D) ANY EXPRESS OR IMPLIED WARRANTY OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS,

(E) ANY EXPRESS OR IMPLIED WARRANTY OF FREEDOM FROM DEFECTS, WHETHER KNOWN OR UNKNOWN, AND

(F) ANY AND ALL IMPLIED WARRANTIES EXISTING UNDER APPLICABLE LAW NOW OR HEREAFTER IN EFFECT,

IT BEING THE EXPRESS INTENTION OF PURCHASER AND SELLER THAT THE PERSONAL PROPERTY SHALL BE CONVEYED, TRANSFERRED, AND ASSIGNED TO PURCHASER IN THEIR PRESENT CONDITION AND STATE OF REPAIR, AND PURCHASER REPRESENTS TO SELLER THAT PURCHASER IS ACQUAINTED WITH THE PERSONAL PROPERTY AND HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS WITH RESPECT TO THE PERSONAL PROPERTY AS PURCHASER DEEMS APPROPRIATE AND THAT PURCHASER WILL ACCEPT THE PERSONAL PROPERTY IN THEIR PRESENT CONDITION AND STATE OF REPAIR.

Purchaser (1) hereby ACCEPTS the transfers made hereby and (2) hereby ASSUMES and AGREES TO OBSERVE AND PERFORM all of the duties, obligations, terms, provisions, and covenants of Seller, AND TO PAY AND DISCHARGE all of the liabilities of Seller to be observed, performed, paid, or discharged from and after the date hereof, under or respecting the Permits.

Purchaser hereby assumes none of the Retained Liabilities of Seller set forth in Section 2.05(b) of the Agreement between Seller and Purchaser dated as of May 31, 2007; the parties hereby agree that all such Retained Liabilities shall remain the sole responsibility of Seller.

IN WITNESS WHEREOF, the Parties have caused this Instrument to be executed as of the date first above written.

SELLER: GCO MINERALS COMPANY, a Texas corporation

By: Ray T. K
Name: RAY T. KACZOROWSKI
Title: VICE PRESIDENT

PURCHASER: ZAZU METALS (ALASKA) CORPORATION, an Alaska corporation

By: [signature]
Name: Gil Atzmon

Title: President

EXHIBIT F

Certificates of Title

No Certificates of Title have been located as of the Closing Date. If any are subsequently found, transfer thereof will be effected under Section 12.04 **Further Actions** provision of this Purchase and Sale Agreement.

EXHIBIT [G]

Guaranty

[see attached]

GUARANTY OF ZAZU METALS CORPORATION

ZAZU METALS (ALASKA) CORPORATION ("Subsidiary"), an Alaska corporation the address of which is 1150 NW 1604, Suite 108-111, San Antonio, TX 78248, is a wholly owned subsidiary of ZAZU METALS CORPORATION ("Parent"), a Canada corporation the address of which is set forth below.

GCO MINERALS COMPANY ("GCO"), a Texas corporation the address of which is set forth below, and Subsidiary are parties to that certain Purchase and Sale Agreement ("the Agreement") effective as of May __, 2007, by and among GCO, Subsidiary, and Parent. Each of GCO and Subsidiary has requested that Parent give to GCO a guaranty of Subsidiary's duties, obligations, and liabilities arising under (1) the Agreement or (2) any and all agreements or other instruments executed pursuant thereto (individually "Other Document"; collectively "Other Documents").

THEREFORE, Parent, at the request of Subsidiary and GCO, and to induce GCO to enter into the Agreement, hereby irrevocably and unconditionally guarantees to GCO the full performance, fulfillment, and satisfaction of all of the duties, obligations, and liabilities of Subsidiary arising under or pursuant to the Agreement or any Other Document to the extent permitted by law.

If for any reason any duty, obligation, or liability of Subsidiary under the Agreement or any Other Document is not performed, fulfilled, or satisfied by Subsidiary within the time or in the manner required, Parent shall perform, fulfill, or satisfy (or cause to be performed, fulfilled, or satisfied) each of such duties, obligations, and liabilities; provided, however, that (1) GCO must first make demand upon Subsidiary before making demand on Parent and (2) Parent shall be entitled to any and all benefits arising by virtue of any defense, set-off, counterclaim, or cross-claim available to Subsidiary except failure of consideration or bankruptcy of Subsidiary (collectively hereinafter referred to as "defense") except that Parent shall be bound by any prior judicial determination, if any, concerning any such defense asserted by Subsidiary.

Parent agrees that this guaranty shall not be discharged, limited, or reduced except by complete performance of the duties, obligations, and liabilities of Subsidiary guaranteed hereby or upon the full and complete replacement hereof with a guaranty in the same form executed by a new guarantor determined in writing by GCO in the exercise of its reasonable discretion to be at least equally as capable as Parent as satisfying the duties, obligations, and liabilities of Parent hereunder.

The provisions of the Agreement or any Other Document may be changed as allowed by law without the consent of or notice to Parent and this guaranty shall guarantee the performance of the Agreement and all Other Documents as changed. Parent warrants that it has adequate means to obtain from Subsidiary on a continuing basis information concerning the Agreement and all Other Documents or the performance thereof and that it is not relying upon GCO to provide such information, now or in the future.

To the extent permitted by law, this guaranty shall not be affected by GCO's delay or failure to enforce any of its rights except to the extent such delay or failure gives rise to a defense available to Subsidiary.

If the Agreement or any Other Document terminates and GCO has any rights against Subsidiary with respect to any duty, obligation, or liability of Subsidiary arising under the Agreement or any Other Document, GCO can enforce those rights against Parent pursuant hereto.

Parent waives any right it may have to require GCO to proceed against or exhaust any bond or other security that GCO holds from Subsidiary or pursue any other remedy in GCO's power. Until all of Subsidiary's duties, obligations, and liabilities under the Agreement and all Other Documents have been discharged in full, Parent has no right of subrogation against any bond or other security that GCO may hold. Parent waives all presentments, notices of dishonor, notices of nonperformance, demands for performance except as specified herein, protests, notices of protest, and notices of acceptance of this guaranty.

If Subsidiary disposes of its interest in the Agreement or any Other Document in whole or in part, "Subsidiary" as used in this guaranty, shall mean Subsidiary's successors or Subsidiary and concurrent interest holders, as applicable.

This guaranty shall be in addition to and without prejudice to any other security given by anyone (including but not limited to Subsidiary to GCO) and held at any time by GCO in connection with any such duty, obligation, and liability.

This guaranty shall be interpreted, construed, and enforced in accordance with the laws of Alaska. Venue for any civil action relating to this guarantee shall be in the Third Judicial District, State of Alaska.

This guaranty shall be binding upon Parent and the successors and assigns of Parent and shall inure to the benefit of GCO and its successors and assigns. All notices required or permitted to be given pursuant to this guaranty shall be in writing and shall be addressed respectively as follows:

Parent: ZAZU METALS CORPORATION
Attn: President
Suite 910 - 475 Howe Street
Vancouver, BC V6C 2B3
Canada CANADA
Telephone: 604-689-2599
Fascimile: 604-662-8429

GCO: GCO Minerals Company
Attn: R. Kaczorowski
7600 W. Tidwell, Suite 300
Houston, Texas 77040-5714
Telephone: 713-951-2768
Fascimile: 713-951-4554

All notices shall be given (a) by personal delivery to the addressee, (b) by electronic communication, with a confirmation sent by registered or certified mail return receipt requested, or (c) by registered or certified mail return receipt requested. All notices hall be effective and shall be deemed delivered (i) if by personal delivery, on the date of delivery if delivered during normal business hours or on the next business day following delivery if not delivered during normal business hours, (ii) if by electronic communication, on the next business day following the day of receipt (said day of receipt being the day of receipt at the office of the recipient) of the electronic communication, and (iii) if solely by mail, on the next business day after actual receipt.

This writing is intended by the parties to be the final expression of this guaranty, and is intended as a complete and exclusive statement of the terms of this guaranty. There are no conditions to the full effectiveness of this guaranty other than those contained therein.

EXECUTED this 28th day of June, 2007.

ZAZU METALS CORPORATION



By: ______
Name: Gil Atzmon
Title: Chief Executive Officer

PROVINCE ~~STATE~~ OF ONTARIO)
CITY ~~COUNTY~~ OF TORONTO) ss.

THIS CERTIFIES that on the 28th day of June, 2007, at Toronto, Ontario, the foregoing instrument was acknowledged before me by (name) Gil Atzmon, (title) Chief Executive Officer of ZAZU METALS CORPORATION, a Canada corporation, on behalf of said corporation.

GIVEN UNDER MY HAND and official seal the day and year last above written.



______
Notary Public in and for Ontario
My commission expires - does not expire

APPENDIX 1

Copies of all documents comprising the LIK Block Agreement (including but not limited to that certain memorandum (short form) of the LIK Block Agreement executed by GCO and EBX on December 30, 1997 (but effective for all purposes as of January 27, 1983), was recorded on January 22, 1998, at Book 95, Pages 331-370, Barrow Recording District)

AGENCY AGREEMENT

December 12, 2007

ZAZU METALS CORPORATION
Suite 2500
120 Adelaide Street West
Toronto, ON M5H 1T1

Dear Sirs:

Raymond James Ltd. ("**Raymond James**"), Dundee Securities Corporation, Paradigm Capital Inc., Cormark Securities Inc. and MGI Securities Inc. (collectively the "**Agents**" and each individually, an "**Agent**") understand that Zazu Metals Corporation (the "**Company**") proposes to issue and sell at the Time of Closing (as defined below) a minimum of 1,714,286 units of securities of the Company ("**Units**"), and up to 5,714,286 Units, at a price of $1.75 per Unit (the "**Unit Offer Price**") for aggregate gross proceeds of up to $10,000,000 (the "**Offering**") and further that the Company wishes to appoint the Agents as agents for the Offering on an exclusive basis as set forth in this agreement. Each Unit will be comprised of one common share in the capital of the Company (each, a "**Common Share**") and one half of one Common Share purchase warrant (each whole warrant, a "**Warrant**"), with each whole Warrant entitling the holder thereof to acquire one Common Share (each, a "**Warrant Share**") at an exercise price of $2.25 per share until the fifth anniversary of the Initial Closing Date (as defined below).

In addition, the Company also grants the Agents an option (the "**Over-Allotment Option**") (exercisable by Raymond James on behalf of the Agents) for up to a further 857,143 Units (the "**Over-Allotment Units**"), such Over-Allotment Units to be issued at the Unit Offer Price. The Over-Allotment Option will be exercisable, in whole or in part, at the sole discretion of Raymond James, for a period of 30 days from the Final Closing Date (as defined below).

The Units and the Over-Allotment Units are collectively referred to as the "**Offered Securities**".

Subject to this agreement, the purchase and sale of Units under the Offering is expected to occur on the Initial Closing Date and, if fewer than 5,714,286 Units are issued on the Initial Closing Date, on one or more Closing Dates (as defined below) subsequent to the Initial Closing Date.

By their signatures herein, the Agents accept such appointment on the basis that the Agents act as agents only and are under no obligation to purchase any of the Offered Securities as principal, although any Agent may, at its sole discretion, subscribe for and purchase Offered Securities.

The Offered Securities will be distributed in each of the provinces of Canada except Québec by the Agents pursuant to the Final Prospectus (defined below), in the United States on a private placement basis by their U.S. Affiliates (defined below) to purchasers who are institutional "accredited investors" who satisfy one of the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act (defined below) pursuant to the U.S. Placement Memorandum (defined below) and in the United Kingdom on a private placement basis to Qualified Investors pursuant to UK Exemptions (defined below). Subject to applicable Law, including U.S. Securities Laws (defined

below) and the terms of this agreement, the Offered Securities may also be distributed by the Agents outside of Canada, the United States and the United Kingdom where they may be lawfully sold on a basis exempt from the prospectus and registration requirements of any such jurisdictions.

The Agents and the Company acknowledge that Schedules "A" and "B" form part of this agreement.

In consideration for their services hereunder, the Company agrees to pay to the Agents the commission, fees and other consideration set forth in this agreement.

The following are the terms and conditions of the agreement between the Company and the Agents:

TERMS AND CONDITIONS

Section 1 Definitions and Principles of Interpretation

(1) In this agreement, in addition to the terms defined above in this agreement (which are intended to apply throughout this agreement):

"**Act**" means the *Securities Act* (Ontario), as now in effect and as may be amended from time to time prior to each applicable Closing Date;

"**affiliate**" has the meaning given to it in section 1.2 of National Instrument 45-106 – *Prospectus and Registration Exemptions;*

"**Agent**" and "**Agents**" have the respective meanings given to them in the first paragraph of this agreement;

"**Agents' Counsel**" means McCarthy Tétrault LLP;

"**Agency Fee**" has the meaning given to it in Section 14 of this agreement;

"**Applicable Securities Laws**" means the Canadian Securities Laws, the U.S. Securities Laws, the UK Securities Laws and the securities legislation and regulations of each other relevant jurisdiction together with applicable published policy statements of the security commissions or regulatory authorities in such other jurisdictions;

"**Broker Special Warrants**" means, collectively, the broker special warrants issued in connection with the Special Warrants;

"**Business Day**" means any day other than a Saturday, Sunday or statutory holiday in the city of Toronto, Ontario;

"**Canadian GAAP**" has the meaning given to it in Section 8(1)(i) of this agreement;

"**Canadian Securities Laws**" means, collectively, and, as the context may require, the securities statutes of each of the Qualifying Jurisdictions and the respective regulations and rules made under those securities statutes together with all applicable published policy

statements, blanket orders and instruments of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions applicable to the transactions contemplated by this agreement;

"**Claim**" has the meaning given to it in Section 16 of this agreement;

"**Closing Date**" means any date on which a Closing occurs;

"**Closing**" means any completion of the issue and sale by the Company of the Offered Securities (other than the Over-Allotment Units) pursuant to this Agreement, with the first such issue and sale to be completed at the Time of Closing on December 19, 2007, or such other date as the Company and the Agents may agree, and with subsequent issuances and sales to take place at such time or times as the Agents and the Company may agree upon, each acting reasonably, provided that no issue and sale shall take place later than the Final Closing Date;

"**Common Shares**" has the meaning given to it in the first paragraph of this agreement;

"**Company**" means Zazu Metals Corporation;

"**Company's Counsel**" means Fasken Martineau DuMoulin LLP;

"**Contract**" means any written or oral agreement, indenture, contract, lease, sublease, deed of trust, licence, option, or other legally enforceable obligation of or in favour of the applicable Person;

"**distribution**" means for the purposes of Canadian Securities Laws or any of them, distribution or distribution to the public, as the case may be;

"**Environmental Laws**" has the meaning given to it in Section 8(1)(v) of this agreement;

"**Final Closing Date**" means the date of the last Closing, provided that such date shall be no later than December 31, 2007;

"**Financial Information**" means, collectively, the audited consolidated financial statements of the Company, including the notes with respect thereto for the period ended December 31, 2006 and the unaudited consolidated interim financial statements of the Company, including the notes with respect thereto for the three and nine months ended September 30, 2007;

"**FSMA**" means the United Kingdom Financial Services and Markets Act 2000, as amended from time to time;

"**FPO**" means Financial Services and Markets Act 2000 (Financial Promotions) Order 2005;

"**GCO**" means GCO Minerals Company;

"**Governmental Licenses**" has the meaning given to it in Section 8(1)(y) of this agreement;

"**Hazardous Materials**" has the meaning given to it in Section 8(1)(v) of this agreement;

"**including**" means including without limitation and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it;

"**Indemnified Party**" and "**Indemnified Parties**" have the meanings given to those terms in Section 16 of this agreement;

"**Initial Closing Date**" means the date of the first Closing;

"**Law**" means any federal, provincial, state or municipal law, statute, ordinance, regulation, rule, by-law, judgment, decree, order or award of any authority of competent jurisdiction;

"**Liens**" means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, hypothec, pledge, title retention agreement, reservation of title, servitude, right of way, restrictive covenant, right of use or any matter capable of registration against title or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or the right to use or occupy property or assets;

"**LIK Block Agreement**" means the exploration, development and earn-in agreement dated as of January 27, 1983 between the Company, as successor to GCO, and Teck American, as successor to Houston Oil & Minerals Exploration Company and Echo Bay Exploration Inc. ("**EBX**"), as amended by a letter agreement between GCO and EBX and executed by GCO on June 9, 1993 and by EBX on July 27, 1993;

"**LIK Property**" means the zinc, lead and silver exploration property in the Barrow Recording District, State of Alaska, including the federal mining claims and state mining locations situated thereon and the other assets related thereto, as more fully described in the LIK Block Agreement;

"**Material Adverse Effect**" means the effect resulting from any event or change which has a material and adverse effect on the business, affairs, capital, operations or assets of the Company and Zazu Alaska, considered on a consolidated basis;

"**material change**" means a material change for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a change in the business, operations, or capital of the Company on a consolidated basis that would reasonably be expected to have a significant effect on the market price or value of the Common Shares, and includes a decision to implement such a change made by the directors of the Company;

"**material fact**" means a material fact for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a fact that would reasonably be expected to have a significant effect on the market price or value of the Common Shares;

"**Mining Claims**" has the meaning given to it in Section 8(1)(n) of this agreement;

"**misrepresentation**" means a misrepresentation for the purposes of the Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made;

"**MRRS**" means the mutual reliance review system procedures provided for under National Policy 43-201 - *Mutual Reliance Review System for Prospectuses* among the Securities Commissions;

"**MRRS Decision Document**" means a decision document issued by the applicable Securities Commission pursuant to the MRRS and which evidences the receipt by the Securities Commissions for the Preliminary Prospectus, the Amended and Restated Preliminary Prospectus or the Final Prospectus, as the case may be;

"**Offered Securities**" has the meaning given to it in the third paragraph of this agreement;

"**Offering**" has the meaning given to it in the first paragraph of this Agreement;

"**Offering Documents**" means, collectively, the Preliminary Prospectus, the Amended and Restated Preliminary Prospectus, the Final Prospectus, any Prospectus Amendment, any Supplemental Material and the U.S. Placement Memorandum;

"**Offering Jurisdictions**" means the Qualifying Jurisdictions, the United States, the United Kingdom and certain other offshore jurisdictions;

"**Over-Allotment Closing Date**" means the third Business Day after notice of exercise of the Over-Allotment Option is delivered to the Company, or any earlier or later date as may be agreed to in writing by the Company and the Agents, each acting reasonably;

"**Over-Allotment Option**" has the meaning given to it in the second paragraph of this agreement;

"**Over-Allotment Units**" has the meaning given to it in the second paragraph of this agreement;

"**Person" or "person**" means a natural person, partnership, limited partnership, limited liability partnership, syndicate, sole proprietorship, corporation or company (with or without share capital), limited liability company, trust, unincorporated association, joint venture or other entity or authority;

"**Preliminary Prospectus**", "**Amended and Restated Preliminary Prospectus**" and "**Final Prospectus**" mean, respectively, the preliminary prospectus of the Company dated October 17, 2007, the preliminary and amended and restated preliminary prospectus of the Company dated October 29, 2007, and the (final) prospectus of the Company dated the date hereof, relating to, *inter alia*, the distribution of the Offered Securities and the Offering;

"**Prospectus Amendment**" means any amendment to any or all of the Preliminary Prospectus,

the Amended and Restated Preliminary Prospectus or the Final Prospectus required to be prepared and filed by the Company under Canadian Securities Laws in connection with the Offering;

"**Prospectuses**" means, collectively, the Preliminary Prospectus, Amended and Restated Preliminary Prospectus and Final Prospectus;

"**Purchasers**" means the purchasers of the Offered Securities;

"**Qualified Investor**" means a person so defined in section 86(7) of the FSMA who is acting as principal (or in circumstances where section 86(2) of the FSMA applies) and also falls within one of the categories of persons referred to in articles 19 or 49 of the FPO;

"**Qualifying Jurisdictions**" means, collectively, each of the provinces of Canada except Québec;

"**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

"**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

"**Scott Wilson**" means Scott Wilson Roscoe Postle Associates Inc.;

"**SEC**" means the U.S. Securities and Exchange Commission;

"**Securities Commissions**" means the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions;

"**Special Warrants**" means, collectively, the 11,300,000 special warrants issued by the Company on December 20, 2006 at US$1.00 per special warrant, and the aggregate of 11,475,900 special warrants issued by the Company on June 28, 2007 and July 5, 2007 at US$1.75 per special warrant;

"**Standard Listing Conditions**" has the meaning given to it in Section 4(3)(c) of this agreement;

"**subsidiary**" has the meaning given to it in National Instrument 45-106 – *Prospectus and Registration Exemptions*;

"**Sub-Agents**" has the meaning given to it in Section 2(2) of this agreement;

"**Supplementary Material**" means, collectively, any Prospectus Amendment, any amendment to the U.S. Placement Memorandum, or any amendment or supplemental prospectus or ancillary materials of the Company that may be filed by or on behalf of the Company under Applicable Securities Laws relating to the qualification for distribution of the Offered Securities, but excluding, for greater certainty, any information contained in a confidential information memorandum and any document of the Agent and the Agents' Counsel;

"**Teck American**" means Teck Cominco American Inc.;

"**Technical Report**" means the independent technical report titled "Amended Technical Report on the LIK Deposit, Northern Alaska, U.S.A." dated August 20, 2007, and amended October 29, 2007 and amended November 30, 2007, prepared for the Company by Scott Wilson;

"**Time of Closing**" means 8:00 a.m. (Toronto time) on the applicable Closing Date or the Over-Allotment Closing Date, as applicable, or any other time on the applicable Closing Date or the Over-Allotment Closing Date as may be agreed to by the Company and the Agents, each acting reasonably;

"**TSX**" means the Toronto Stock Exchange;

"**UK**" or "**United Kingdom**" means the United Kingdom of Great Britain and Northern Ireland;

"**UK Exemptions**" means the UK Securities Laws permitting the marketing and sale of the Offered Securities to Qualified Investors within the United Kingdom without breach of section 21 of the FSMA or the need for an approved prospectus within the meaning of Section 85(7) of the FSMA;

"**UK Securities Laws**" means the Prospectus Regulations 2005, FSMA and all other applicable laws, regulations and rules and policies that govern the marketing, sale and distribution of securities to Qualified Investors;

"Unit Offer Price" has the meaning given to it in the first paragraph of this agreement;

"**United States**" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"Units" has the meaning given to it in the first paragraph of this agreement;

"**U.S. Affiliate**" means the U.S. registered broker-dealer affiliate of an Agent that is named in the form of U.S. subscription agreement;

"**U.S. Exchange Act**" means the United States Securities Exchange Act of 1934, as amended;

"**U.S. Placement Memorandum**" means the U.S. private placement memorandum, in a form satisfactory to the Agents, acting reasonably, the preliminary version of which was attached to a copy of the Preliminary Prospectus, the amended and restated preliminary version of which was attached to a copy of the Amended and Restated Preliminary Prospectus, and the final version of which will be attached to the Final Prospectus, to be delivered to offerees and purchasers of the Offered Securities in the United States by the U.S. Affiliates pursuant to Rule 506 of Regulation D in accordance with Schedule "A" hereto;

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended;

"**U.S. Securities Laws**" means all applicable securities legislation in the United States, including the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations

promulgated thereunder, and any applicable state securities laws;

"Warrant" has the meaning given to it in the first paragraph of this agreement;

"Warrant Agent" means Olympia Transfer Services Inc., in its capacity as warrant agent under the Warrant Indenture; and

"**Zazu Alaska**" means Zazu Metals (Alaska) Corporation, a wholly-owned subsidiary of the Company.

(2) *Headings, etc.* The division of this agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this agreement.

(3) *Statutes.* Unless the context otherwise requires, any reference to a statute shall be deemed to include regulations made pursuant thereto, all amendments in force from time to time, and any statute or regulation that may be passed that has the effect of supplementing or superseding the statute or regulation referred to.

(4) *Singular/plural and gender.* Unless otherwise expressly provided in this agreement, words importing only the singular number include the plural and *vice versa* and words importing gender include all genders.

(5) *Currency.* Except as otherwise indicated, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

(6) *Knowledge.* In this agreement, a reference to "knowledge" of the Company means to the best knowledge of Gil Atzmon, Chairman of the Board and Chief Executive Officer, Michael A. Steeves, President and Chief Operating Officer, Ralf O. Langner, Chief Financial Officer, Joe M. Britton, Vice President Exploration and Mark L. Greenwald, Vice President and General Counsel, in each case after having made reasonable inquiry, unless expressly stated otherwise.

Section 2 Appointment of Agents

(1) *Appointment of Agents.* The Company appoints the Agents as its sole and exclusive agents to effect the Offering and the Agents agree severally, but not jointly and severally, to act, directly or through their U.S. Affiliates (in accordance with Schedule "A") as such agents for such purpose. The Agents agree to offer the Offered Securities for sale, as agents of the Company, directly and through their respective U.S. Affiliates (in accordance with Schedule "A"), in the manner contemplated by and subject to the terms and conditions of this agreement, to the Purchasers. The Agents will use commercially reasonable efforts to offer the Offered Securities in the Qualifying Jurisdictions pursuant to the Final Prospectus and pursuant to this agreement. The Agents may also offer the Offered Securities in the United States (through the U.S. Affiliates) on a basis exempt from registration requirements of the U.S. Securities Act pursuant

to the U.S. Placement Memorandum and in reliance upon Rule 506 of Regulation D, in the United Kingdom on a basis exempt from the prospectus requirement of FMSA pursuant to the UK Exemptions and in "offshore jurisdictions" in accordance with applicable Laws.

(2) *Sub-Agents*. The Agents may form a sub-agency group or otherwise engage one or more sub-agents who shall be appropriately qualified or authorised investment dealers or brokers (the "**Sub-Agents**") in the applicable jurisdiction, and may determine the percentage fee payable to such Sub-Agents, which fee will be paid by the Agents out of the Agency Fee.

Section 3 Filing of the Final Prospectus

(1) The Company, on October 18, 2007, filed the Preliminary Prospectus under the Canadian Securities Laws and on October 18, 2007 obtained a receipt therefor from each of the Securities Commissions (in the form of a preliminary MRRS Decision Document).

(2) The Company, on October 30, 2007, filed the Amended and Restated Preliminary Prospectus under the Canadian Securities Laws and on October 31, 2007 obtained a receipt therefor from each of the Securities Commissions (in the form of an amended and restated preliminary MRRS Decision Document and a preliminary MRRS Decision Document with respect to Quebec).

(3) The Company shall use its commercially reasonable efforts to satisfy all comments with respect to the Amended and Restated Preliminary Prospectus and have prepared and filed the Final Prospectus under the Canadian Securities Laws by 5:00 p.m. (Toronto time) on December 12, 2007 and other related documents relating to the proposed distribution in the Qualifying Jurisdictions of the Offered Securities. The Company shall use its commercially reasonable efforts to obtain a receipt therefor from each of the Securities Commissions (in the form of a final MRRS Decision Document) on such date or such later date to which the Company and the Agents, each acting reasonably, may agree; and shall have used its commercially reasonable efforts to take all other steps and proceedings that may be necessary to be taken by the Company in order to qualify the Offered Securities for distribution in each of the Qualifying Jurisdictions under the Canadian Securities Laws by such date.

(4) Until the date on which the distribution of the Offered Securities is completed, the Company will promptly use its commercially reasonable efforts to take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Canadian Securities Laws to continue to qualify the distribution of the Offered Securities or, in the event that the Offered Securities have, for any reason, ceased so to qualify, to so qualify again the Offered Securities, as applicable, for distribution.

Section 4 Delivery of Final Prospectus and Related Matters

(1) The Company shall deliver without charge to the Agents, as soon as practicable and in any event no later than noon (Toronto time) on the Business Day immediately following the issuance of the final MRRS Decision Document in the case of the Final Prospectus and thereafter from time to time during the distribution of the Offered Securities, in such cities in the Offering Jurisdictions as the Agents, acting reasonably, shall notify the Company, as many commercial copies of the Final Prospectus (and in the event of any Prospectus Amendment,

such Prospectus Amendment) as the Agents may reasonably request for the purposes contemplated by the Applicable Securities Laws. The Company will similarly cause to be delivered to the Agents, in such cities in the Offering Jurisdictions as the Agents may reasonably request, commercial copies of any Supplementary Material required to be delivered to Purchasers or prospective Purchasers. Each delivery of the Final Prospectus or any Supplementary Material will constitute the Company's consent to the use of the Final Prospectus and any Supplementary Material by the Agents for the distribution of the Offered Securities in the Offering Jurisdictions in compliance with the provisions of this agreement and the Applicable Securities Laws.

(2) Each delivery of the Final Prospectus and any Supplementary Material to the Agents by the Company in accordance with this agreement will constitute the representation and warranty of the Company to the Agents that (except for information and statements relating solely to the Agents and furnished by them specifically for use in the Final Prospectus under the headings "Plan of Distribution", "Historical Zinc Prices" and "Currency and Exchange Rates"), at the respective times of delivery:

(a) the information and statements contained in each of the Final Prospectus and any Supplementary Material, including forecasts and estimates, expressions of opinion, intention and expectation:

(i) are true and correct in all material respects and contain no misrepresentation;

(ii) have been made on reasonable grounds after due and proper consideration and are truly and honestly held and fairly based; and

(iii) constitute full, true and plain disclosure of all material facts relating to the Offered Securities and the Company, considered as a whole;

(b) no material fact has been omitted from the Final Prospectus and any Supplementary Material, that is required to be stated in the document or that is necessary to make the statements therein not misleading in the light of the circumstances in which they were made; and

(c) the Final Prospectus and any Supplementary Material comply in all material respects with Canadian Securities Laws.

(3) The Company will also deliver to the Agents, without charge, contemporaneously with or prior to the filing of the Final Prospectus, unless otherwise indicated:

(a) copies of the Final Prospectus manually signed on behalf of the Company, by the persons and in the form required by Canadian Securities Laws;

(b) a copy of any other document filed with, or delivered to, the Securities Commissions by the Company under Canadian Securities Laws in connection with the Offering, including the Technical Report;

(c) evidence satisfactory to the Agents of the conditional approval of the listing and

posting for trading on the TSX of the Common Shares comprising the Units and the Over-Allotment Units, the Warrants and the Warrant Shares, subject only to satisfaction by the Company of customary post-closing conditions imposed by the TSX in similar circumstances (the "**Standard Listing Conditions**"); and

(d) a "long-form" comfort letter dated the date of the Final Prospectus, in form and substance satisfactory to the Agents and Agents' Counsel, acting reasonably, addressed to the Agents, from the auditor of the Company, and based on a review completed not more than two Business Days prior to the date of the letter, with respect to certain financial and accounting information relating to the Company included in the Final Prospectus, which letter shall be in addition to the auditor's report contained in the Final Prospectus and any auditor's comfort letter addressed to the Securities Commissions and filed with or delivered to the Securities Commissions under the Canadian Securities Laws;

(4) Opinions, comfort letters and other documents substantially similar to those referred to in this section will be delivered to the Agents and the Company, and their respective counsel, as applicable, with respect to any Supplementary Material, contemporaneously with, or prior to the filing of, any Supplementary Material.

Section 5 Material Changes During the Distribution of the Offered Securities

(1) The Company will promptly inform the Agents in writing during the period prior to the completion of the distribution of the Offered Securities of the full particulars of:

(a) any material change (whether actual, anticipated, threatened, contemplated, or proposed by, to, or against), whether financial or otherwise, in the assets, liabilities (contingent or otherwise), business, affairs, operations, assets, financial condition or capital of the Company and Zazu Alaska, considered on a consolidated basis;

(b) any material fact that has arisen or has been discovered and would have been required to have been stated in any of the Offering Documents had that fact arisen or been discovered on, or prior to, the date of the Offering Documents, as the case may be; and

(c) any change in any material fact or any misstatement of any material fact contained in any of the Offering Documents,

which change or new material fact is, or would reasonably be expected to be, of such a nature as:

(d) to render any of the Offering Documents or any Supplementary Material, as they exist taken together in their entirety immediately prior to such change or new material fact, misleading or untrue in any material respect or would result in any of such documents, as they exist taken together in their entirety immediately prior to such change or material fact, containing a misrepresentation;

(e) would result in any of the Offering Documents or any Supplementary Material, as they exist taken together in their entirety immediately prior to such change or material fact,

not complying with any Applicable Securities Laws;

(f) would reasonably be expected to have a material and adverse effect on the market price or value of any of the Offered Securities or constitute a Material Adverse Effect; or

(g) would be material to a prospective purchaser of the Offered Securities.

(2) The Company shall comply with section 57 of the Act and with the comparable provisions of Canadian Securities Laws, and the Company will prepare and will file promptly at the request of the Agents, any Supplementary Material, which, in the opinion of the Agents and Agents' Counsel, acting reasonably, may be necessary, and will, until the distribution of the Offered Securities is complete, otherwise comply with all applicable filing and other requirements under Canadian Securities Laws arising as a result of such fact or change necessary to continue to qualify the Offered Securities for distribution in each of the Qualifying Jurisdictions.

(3) The Company and the Agents acknowledge that the Company is required by Canadian Securities Laws to prepare and file a Prospectus Amendment, if at any time prior to the completion of the distribution of the Offered Securities, the Final Prospectus (as then amended) contains a misrepresentation. The Company will promptly prepare and file with the Securities Commissions any amendment or supplement to the Final Prospectus which in the opinion of the Agents and the Company, each acting reasonably, may be necessary or advisable to correct such misrepresentation.

(4) In addition, if, during the period from the date hereof to the later of the Final Closing Date and the date of the completion of the distribution of the Offered Securities, it shall be necessary to file a Prospectus Amendment to comply with any Canadian Securities Laws, the Company shall, in co-operation with the Agents and Agents' Counsel, make any such filing as soon as reasonably possible.

(5) In addition to the provisions of subsections (1) and (2) of this section, the Company will, in good faith, discuss with the Agents any change, event, development or fact, contemplated, anticipated, threatened, or proposed in subsections (1) and (2) of this section that is of such a nature that there may be reasonable doubt as to whether written notice should be given to the Agents under this section and will consult with the Agents with respect to the form and content of any Supplementary Material proposed to be filed by the Company, it being understood and agreed that no such Supplementary Material will be filed with any Securities Commission until the Agents and Agents' Counsel have been given a reasonable opportunity to review and approve such material, acting reasonably, subject to the Company complying with the requirements of applicable Canadian Securities Laws.

(6) If, during the period of distribution of the Offered Securities, there shall be any change in the Applicable Securities Laws which, in the opinion of the Agents and the Company, acting reasonably, requires the filing of a Prospectus Amendment, the Company shall, to the satisfaction of the Agents, acting reasonably, promptly prepare and file such Prospectus Amendment with the appropriate Securities Commissions in each of the Qualifying Jurisdictions where such filing is required.

(7) If, as a result of any circumstance contemplated in the foregoing subsections of this section, a

Prospectus Amendment is required to be filed, then, subject to Section 15, the applicable Closing Date shall be, unless the Company and the Agents otherwise agree in writing, the sixth Business Day following the later of:

(i) the date on which all applicable filings or other requirements of the Applicable Securities Laws with respect to such material change or change in a material fact have been complied with in all Qualifying Jurisdictions and any appropriate receipts obtained for such filings and notice of such filings from the Company have been received by the Agents; and

(ii) the date upon which the commercial copies of any Prospectus Amendment have been delivered in accordance with Section 4.

Section 6 Due Diligence

Prior to the Time of Closing, and, if applicable, prior to the filing of any Supplementary Material, the Agents, Agents' Counsel, and technical consultants will be provided with timely access to all information required to permit them to conduct a full due diligence investigation of the Company and its business, operations, properties, assets, affairs and financial condition. In particular, the Agents shall be permitted to conduct all due diligence that they may, in their sole discretion, require in order to fulfil their obligations under Applicable Securities Laws, and in that regard, the Company will make available to the Agents, Agents' Counsel and technical consultants, on a timely basis, all corporate and operating records, material Contracts, reserve reports, technical reports, feasibility studies, financial information, budgets, key officers, and other relevant information necessary in order to complete the due diligence investigation of the Company and its business, properties, assets, affairs and financial condition for this purpose, and without limiting the scope of the due diligence inquiries the Agents may conduct, to participate and ensure the participation of its auditors and Technical Report authors in one or more due diligence sessions to be held prior to the Time of Closing. All information requested by the Agents, Agents' Counsel and technical consultants in connection with the due diligence investigations of the Agents will be treated by the Agents, Agents' Counsel and technical consultants as confidential and will only be used in connection with the Offering. It shall be a condition precedent to the Agents' execution of any certificate in any Offering Document that the Agents be satisfied, acting reasonably, as to the form and content of the document. The Agents shall not unreasonably withhold or delay the execution of any such Offering Document required to be executed by the Agents and filed in compliance with the Canadian Securities Laws for the purpose of the Offering.

Section 7 Conditions of Closing

The Agents' obligations under this agreement are conditional upon and subject to:

(1) *Canadian Legal Opinion.* The Agents receiving at the Time of Closing on the Initial Closing Date a favourable legal opinion from Company's Counsel, who may provide to the Agents opinions of local counsel reasonably acceptable to Agents' Counsel, acting reasonably, as to the qualification of the Offered Securities for sale to the public and as to other matters governed by the laws of jurisdictions in Canada other than the provinces in which they are qualified to practice and may rely as to matters of fact on certificates of officers, public and exchange officials or of the auditor or transfer agent of the Company, to the effect set forth

below:

(a) the execution, delivery and performance of this agreement and the Warrant Indenture have been duly authorized by all necessary corporate action on the part of the Company, and this agreement and the Warrant Indenture have been duly authorized, executed and delivered by the Company and constitute legal, valid and binding obligations of the Company enforceable against the Company in accordance with their terms (subject to bankruptcy, insolvency or other laws affecting the rights of creditors generally, general equitable principles including the availability of equitable remedies and the qualification that no opinion need be expressed as to rights to indemnity or contribution and such other qualifications as are customary);

(b) the authorization, execution and delivery by the Company of this agreement and the Warrant Indenture, the performance by the Company of its obligations under this agreement and the Warrant Indenture, and the issue, sale and delivery of the Offered Securities (and subsequently the Over-Allotment Units, if issued), and the Warrant Shares to the Purchasers as contemplated herein, do not constitute or result in a breach of or a default under, and do not create a state of facts which, after notice or lapse of time or both, constitute or result in a breach of, and do not conflict with, any provisions of:

(i) the Articles of Incorporation of the Company;

(ii) to the knowledge of Company's Counsel, any resolution of the directors (or a committee thereof) or the shareholders of the Company; or

(iii) any applicable Laws of general application having force in the Province of Ontario or Canadian Securities Laws having force in the Province of Ontario;

(c) the Company has the necessary corporate power and capacity to authorize and execute each of the Prospectuses and all necessary action has been taken by the Company to authorize the execution by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Jurisdictions;

(d) all documents required to be filed by the Company and all proceedings required to be taken by the Company under Canadian Securities Laws have been filed and taken in order to qualify the distribution of the Offered Securities and the Warrant Shares in each of the Qualifying Jurisdictions through investment dealers or brokers duly registered in the appropriate category under the applicable Laws thereof who have complied with the relevant provisions thereof;

(e) the Common Shares comprising the Offered Securities, the Warrants and the Warrant Shares have been conditionally approved for listing on the TSX subject only to the Standard Listing Conditions;

(f) the form of the definitive certificates representing the Common Shares and the Warrants have been approved and adopted by the Company and complies with applicable Laws and the articles and the by-laws of the Company, and the attributes of

the Common Shares and Warrants conform in all material respects with the descriptions thereof contained in the Final Prospectus;

(g) the statements under the heading "Eligibility for Investment" in the Final Prospectus are true and correct;

(h) the Company has been incorporated under the *Canada Business Corporations Act* and is not discontinued thereunder and has not been dissolved;

(i) the Company has the requisite corporate power and capacity to carry on its business as presently carried on and to own and operate its assets as described in the Final Prospectus and to enter into and perform its obligations under this agreement and to carry out the transactions contemplated hereby, including to issue and sell the Offered Securities;

(j) the authorized share capital of the Company is as described in the Final Prospectus;

(k) all necessary corporate action has been taken by the Company to authorize the issuance, sale and delivery of the Offered Securities;

(l) the Common Shares comprising the Units have been (and subsequently the Over-Allotment Units, if issued, will upon receipt of full consideration therefor be) validly issued by the Company as fully-paid and non-assessable shares in the capital of the Company;

(m) the Warrants comprising the Units have been (and subsequently the Over-Allotment Units, if issued, will upon receipt of full consideration therefor be) validly created and issued to the Purchasers;

(n) the Warrant Shares have been duly allotted and reserved for issuance and when issued upon the exercise of the Warrants in accordance with the terms of the Warrant Indenture and upon receipt by the Company of the proper consideration therefor, will be validly issued as fully paid and non-assessable shares in the capital of the Company; and

(o) Olympia Transfer Services Inc., at its principal office in Toronto, has been duly appointed as the transfer agent and registrar for the Common Shares;

in a form acceptable in all reasonable respects to the Agents and Agents' Counsel;

(2) *Alaska Legal Opinion.* The Agents receiving at the Time of Closing on the Initial Closing Date a favourable legal opinion from Alaska legal counsel satisfactory to the Agents and in a form acceptable in all reasonable respects to the Agents and Agents' Counsel on (a) title to the LIK Property; (b) Zazu Alaska having been incorporated under the laws of Alaska and being validly subsisting under the laws of Alaska; and (c) the statements under the heading "Mining in Alaska" in the Final Prospectus being true and accurate in all material respects.

(3) *United States Legal Opinion.* If any Offered Securities are sold to Purchasers in the United

States, the Agents receiving at the Time of Closing on each applicable Closing Date and the Over-Allotment Closing Date a favourable legal opinion from Dorsey & Whitney LLP, United States counsel to the Company, to the effect that registration of the Offered Securities will not be required under the U.S. Securities Act, in form and substance acceptable in all reasonable respects to the Agents and Agents' Counsel;

(4) *Certificate of an Officer.* The Agents receiving at the Time of Closing on each applicable Closing Date and the Over-Allotment Closing Date a certificate dated the applicable Closing Date or Over-Allotment Closing Date signed by an officer of the Company in form and content satisfactory to the Agents, acting reasonably, with respect to:

(a) the articles of incorporation of the Company;

(b) the by-laws of the Company;

(c) the resolutions of the directors of the Company relevant to the Offering, the Offering Documents, the allotment, issue (or reservation for issue) and sale of the Offered Securities and, as applicable, the authorization of this agreement, and the other agreements and transactions contemplated by this agreement; and

(d) the incumbency and signatures of signing officers and directors of the Company;

(5) *Certificates of Status.* The Agents receiving at the Time of Closing on each applicable Closing Date and the Over-Allotment Closing Date certificates of status and/or compliance, where issuable under applicable Law, for each of the Company and Zazu Alaska, each dated within two (2) days of the applicable Time of Closing;

(6) *Closing Certificates.* The Agents receiving at the Time of Closing on each applicable Closing Date and the Over-Allotment Closing Date a certificate dated the applicable Closing Date or Over-Allotment Closing Date addressed to the Agents and signed by the Chief Executive Officer and Chief Financial Officer of the Company, or any other officer(s) acceptable to the Agents, certifying for and on behalf of the Company, and not in their personal capacities, after having made due inquiries, with respect to the following matters:

(a) the Company having complied with all the covenants and satisfied all the terms and conditions of this agreement on its part to be complied with and satisfied at or prior to the Time of Closing;

(b) no order, ruling or determination having the effect of prohibiting the sale of the Offered Securities or any of the Company's issued securities having been issued and no proceeding for such purpose being pending or, to the knowledge of such officers, threatened;

(c) subsequent to the respective dates as at which information is given in the Final Prospectus, there having not occurred a Material Adverse Effect, or any change or development involving a prospective Material Adverse Effect, or the coming into existence of a new material fact, other than as disclosed in the Final Prospectus or any Supplementary Material, as the case may be; and

(d) the representations and warranties of the Company contained in this agreement and in any certificates of the Company delivered pursuant to or in connection with this agreement, being true and correct in all material respects as at the Time of Closing, with the same force and effect as if made on and as at the Time of Closing, after giving effect to the transactions contemplated by this agreement.

(7) *Certificate of Transfer Agent.* The Company having delivered to the Agents a certificate of Olympia Transfer Services Inc., as registrar and transfer agent of the Common Shares, which certifies the number of Common Shares issued and outstanding on the date prior to the applicable Closing Date and Over-Allotment Closing Date;

(8) *Bring Down Auditor Comfort Letter.* The Company having caused the auditor of the Company to deliver to the Agents a comfort letter, dated the applicable Closing Date or Over-Allotment Closing Date, in form and substance satisfactory to the Agents, acting reasonably, bringing forward to the date which is two (2) Business Days prior to the applicable Closing Date or Over-Allotment Closing Date, the information contained in the comfort letter referred to in subsection Section 4(3)(d);

(9) *No Termination.* The Agents not having exercised any rights of termination set forth in Section 15; and

(10) *Other Documentation.* The Agents having received at the Time of Closing on the applicable Closing Date and Over-Allotment Closing Date such further certificates, opinions of counsel and other documentation from the Company as may be contemplated herein or as the Agents or Agents' Counsel may reasonably request.

Section 8 Representations and Warranties of the Company

(1) The Company hereby represents and warrants to the Agents, intending that the same may be relied upon by the Agents that:

(a) *Accuracy of Documents.* The information and statements contained in each of the Offering Documents, including forecasts and estimates, expressions of opinion, intention and expectation:

(i) are true and correct in all material respects and contain no misrepresentation;

(ii) have been made on reasonable grounds after due and proper consideration and are truly and honestly held and fairly based; and

(iii) constitute full, true and plain disclosure of all material facts relating to the Offered Securities and the Company, considered as a whole;

No material fact has been omitted from the Offering Documents that is required to be stated in the document or that is necessary to make the statements therein not misleading in the light of the circumstances in which they were made. The Offering Documents comply in all material respects with Canadian Securities Laws.

(b) *Good Standing of the Company.* The Company has been duly incorporated or organized and is validly existing under the laws of Canada and has all requisite corporate power and capacity to carry on its business, as now conducted and as presently proposed to be conducted by it, and to own, lease and operate its properties and assets and to carry out the transactions contemplated by this agreement.

(c) *Good Standing of Subsidiary.* At the Time of Closing, the Company's only subsidiary will be Zazu Alaska. Zazu Alaska is, and will be at the Time of Closing, a corporation incorporated and existing under the Laws of the State of Alaska, current and up-to-date with all material filings required to be made under the laws of the State of Alaska and has and will then have the requisite corporate power and capacity to own, lease and operate its properties and to conduct its business as now carried on by it, and will be duly qualified to transact business and will be in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so qualified would not reasonably be expected to result in a Material Adverse Effect. Currently, and at the Time of Closing, all of the issued and outstanding shares in the capital of Zazu Alaska are and will have been duly authorized and validly issued, are and will be fully paid and non-assessable and are and will be directly or indirectly beneficially owned by the Company, free and clear of any Lien; and none of the outstanding shares of the capital stock of Zazu Alaska was issued in violation of pre-emptive or similar rights of any security holder of such subsidiary. Other than as disclosed in the Final Prospectus, there exist no options, warrants, purchase rights or other Contracts or commitments that could require the Company to sell, transfer or otherwise dispose of any capital stock of Zazu Alaska. No act or proceeding has been taken by or against Zazu Alaska in connection with its liquidation, winding-up or bankruptcy.

(d) *Share Capital of the Company.* The share capital of the Company described under the heading "Description of Share Capital" in the Final Prospectus is true and correct. At the Time of Closing, but prior to giving effect to the issuance of any Offered Securities, the issued share capital of the Company will consist of (i) 5,351,571 Common Shares, (ii) 22,775,900 special voting shares, (iii) Special Warrants entitling the holders to acquire an aggregate of 22,775,900 Common Shares and (iv) Broker Special Warrants entitling the holders to acquire an aggregate of 1,480,195 Common Shares.

(e) *Share Ownership.* Except as disclosed in the Offering Documents, neither the Company nor Zazu Alaska has any ownership interest in any other Person.

(f) *Compliance with Regulatory Requirements.* The Offering Documents contain, to the extent applicable, all information required by, and the allotment and issue of the Offered Securities will comply with, the Applicable Securities Laws.

(g) *Authorization and Description of Offered Securities.* The Common Shares comprising the Units and Over-Allotment Units have been duly authorized for issuance and sale and when issued and delivered by the Company, against payment of the consideration set forth herein, such Common Shares will be validly issued as fully paid and non-assessable shares. The Warrants have been duly and validly created and, at the Time of

Closing, will be duly and validly issued and delivered. Upon the exercise of the Warrants in accordance with their terms and the Warrant Indenture including receipt by the Company of the proper consideration therefor, the Warrant Shares issuable thereunder will be validly issued as fully paid and non-assessable Common Shares in the capital of the Company. The Common Share and Warrants conform and will conform at the Time of Closing to all statements relating thereto contained in the Offering Documents and such description conforms to the rights set forth in the instruments defining the same. The issuance of the Offered Securities are not subject to the pre-emptive rights of any shareholder of the Company (or such rights have been irrevocably waived), and all corporate action required to be taken by the Company for the authorization, issuance, sale and delivery of the Offered Securities has been validly taken at the date hereof or will have been taken by the Initial Closing Date.

(h) *Absence of Rights.* No person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares of the Company or any other agreement or option for the issue or allotment of any other security convertible into or exchangeable for any such shares or to require the Company to purchase, redeem or otherwise acquire any of the issued and outstanding shares of the Company except as otherwise disclosed in the Offering Documents.

(i) *Financial Statements.* The Financial Information in the Offering Documents,

(i) present fairly, in all material respects, the financial position of the Company, and the results of its operations and its cash flows, for the periods specified in such Financial Information;

(ii) conform with generally accepted accounting principles in Canada ("**Canadian GAAP**"); and

(iii) do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the Financial Information.

(j) *Liabilities.* Neither the Company nor Zazu Alaska, has any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Information or referred to or disclosed herein or in the Offering Documents, other than liabilities, obligations, or indebtedness or commitments (i) incurred in the normal course of business, or (ii) which would not have a Material Adverse Effect.

(k) *No Default.* The Company is not in default or breach or violation of, and the execution and delivery of, and the performance of, and compliance with, the terms of this agreement and the Warrant Indenture do not and will not:

(i) result in any breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, would result

in a breach of or constitute a default under, any term or provision of the articles, or resolutions of the Company or Zazu Alaska, any applicable Laws, mortgage, note, Contract, instrument, lease or other document to which the Company or Zazu Alaska is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Company or Zazu Alaska, which default or breach would reasonably be expected to have a Material Adverse Effect; or

(ii) create a right for any other party to terminate, accelerate or in any way alter any other rights existing under any indenture, mortgage, note, Contract, instrument, lease or other document to which the Company or Zazu Alaska is a party or by which either of them is bound which, upon exercise of such right, would reasonably be expected to have a Material Adverse Effect;

(l) *Independent Accountants.* The accountants, who reported on and audited the Financial Information that has been audited, are independent with respect to the Company within the meaning of Canadian Securities Laws.

(m) *Accounting Controls. To* the extent required by Applicable Securities Laws, the Company and Zazu Alaska maintain, and will maintain, a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(n) *Mining Claims.* The material mining licenses, claims, leases, concessions, exploration, extraction and other mineral property rights of the Company and Zazu Alaska are set forth on Schedule "B" ("**Mining Claims**"), which schedule is a complete and accurate list of all such rights held by the Company and Zazu Alaska. All Mining Claims that are held by the Company and Zazu Alaska, are in good standing under applicable Laws, are valid and enforceable, and such Mining Claims and any other interests of the Company or Zazu Alaska in the LIK Property are free and clear of any material Liens or charges and no material royalty is payable in respect of any of them, except as described in the Offering Documents. Except as described in the Offering Documents, no other property rights are necessary for the conduct of the Company's or Zazu Alaska's business; and there are no material restrictions on the ability of the Company or Zazu Alaska to use, transfer or otherwise exploit any such property rights except as required by applicable Law. Except as expressly disclosed in the Offering Documents, and except in respect of permits to be obtained in the ordinary course that are reasonably expected to be received by the Company in a timely fashion, Zazu Alaska is the owner of Mining Claims necessary to carry on its current and proposed exploration activities.

(o) *Title.* In respect of the LIK Property:

(i) it has been validly located, staked, claimed and recorded in accordance with applicable Laws. There are no unstaked portions of open ground on the LIK Property. The LIK Property and the Company and Zazu Alaska's interests in the LIK Property are accurately described, in all material respects, in the Offering Documents;

(ii) except as disclosed in the Offering Documents, Zazu Alaska is the owner of 50% of the LIK Property, and has good, sufficient and marketable title thereto;

(iii) except as disclosed in the Offering Documents, to the knowledge of the Company Teck American is the owner of the other 50% of the LIK Property, and to the knowledge of the Company but without having made any inquiry relating thereto, Teck American has good, sufficient and marketable title thereto; and Zazu Alaska is the holder of a good and valid option to acquire up to 30% of Teck American's ownership interest in the LIK Property (which upon exercise of such option would result in Zazu Alaska having an 80% ownership interest in the LIK Property);

(iv) except as disclosed in the Offering Documents, no third parties hold any interests in the LIK Property, including any rights of first refusal or back-in rights;

(v) except as disclosed in the Offering Documents, there are no outstanding Contracts or options to acquire or purchase the LIK Property or any part thereof or interest therein, and no Person has any royalty or other interest whatsoever in production or profits from the LIK Property or any part thereof;

(vi) all exploration permits, leases, concessions, license and mining claim payments, rentals, taxes, rates, assessments, renewal fees and other governmental charges, owing in respect of the Mining Claims, the LIK Property, or any part of the LIK Property, have been paid in full up to the date of this agreement;

(vii) there is no actual or, to the knowledge of the Company, threatened adverse claim against, or challenge to, the ownership of, or title to, the LIK Property, the Mining Claims, or any other interests of the Company or Zazu Alaska in the LIK Property;

(viii) the Company and Zazu Alaska have conducted all activities on or in respect of the LIK Property in material compliance, and, to the knowledge of the Company, the LIK Property itself materially complies, with all applicable Laws;

(ix) neither the Company nor Zazu Alaska has received any notice of default of any of the terms or provisions of the Mining Claims;

(x) the execution, delivery and performance of this agreement and the Warrant Indenture by the Company, and the consummation of the transactions

contemplated herein, will not cause a default or termination, or give rise to the right of termination, or rights of first refusal or other pre-emptive rights under any of the Mining Claims;

(xi) the Company has no knowledge of any act or omission or any condition on the LIK Property which could be considered or construed as a default under any of the Mining Claims; and

(xii) neither the Company nor Zazu Alaska is a party to, or under any Contract to become a party to, any lease with respect to real property, which, if terminated, could reasonably be expected to have a Material Adverse Effect.

(p) *Maintenance of Claims.* To the knowledge of the Company all assessments or other work required to be performed in relation to the Mining Claims in order to maintain Zazu Alaska's interest therein, if any, have been performed to date and Zazu Alaska has complied in all material respects will all applicable Laws in this connection, as well as with regard to legal, contractual obligations to third parties in this connection except for any non-compliance that would not either individually or in the aggregate have a Material Adverse Effect.

(q) *No Expropriation.* To the knowledge of the Company, there are no expropriations or similar proceedings of which the Company or Zazu Alaska have received notice against the Mining Claims.

(r) *Workplace Safety.* To the knowledge of the Company, all mining operations conducted on the LIK Property have been conducted in all respects in accordance with good mining and engineering practices and all applicable workers' compensation and health and safety and workplace Laws have been duly complied with except where the failure to so conduct operations would not have a Material Adverse Effect.

(s) *Mineral Information.* To the knowledge of the Company, the information set forth in the Offering Documents relating to the estimates of the historical mineral resources has been reviewed and verified by the author described under the heading "Mineral Project" and, except where expressly indicated otherwise in the Offering Documents, the resource information has been prepared in accordance with Canadian industry standards set forth in National Instrument 43-101 - *"Standards of Disclosure for Mineral Projects"*, and to the knowledge of the Company but without having made any inquiry relating thereto, the information upon which the estimates of resources were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material adverse changes to such information since the date of delivery or preparation thereof.

(t) *Technical Report.* The Company had made available to Scott Wilson, prior to the issuance of the Technical Report, for the purpose of preparing the Technical Report, all information requested by Scott Wilson, and to the knowledge of the Company no such information contains any material misrepresentation. The Company does not have any knowledge of a material adverse change in any relevant information provided to Scott

Wilson since the dates that such information was so provided. To the knowledge of the Company, the Technical Report accurately and completely sets forth all material facts relating to the LIK Property as at the effective date thereof. Since the date of preparation of the Technical Report, there has been no change of which the Company is aware that would disaffirm any aspect of the Technical Report in any material and adverse respect.

(u) *Intellectual Property.* The Company and Zazu Alaska own or, to the knowledge of the Company, have the right to use all information used by the Company and Zazu Alaska (including for purposes of the Technical Report) without infringing the intellectual property rights of others.

(v) *Environmental Laws.* Except as described in the Offering Documents, (a) neither the Company nor Zazu Alaska is (nor, to the knowledge of the Company has any other Person in respect of the LIK Property been) in violation of any federal, provincial, state, local, municipal or foreign Law relating to pollution or protection of human health, the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including Laws relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, "**Hazardous Materials**") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "**Environmental Laws**") except where such violations would not be reasonably expected, on an individual or aggregate basis, to have a Material Adverse Effect, (b) the Company and Zazu Alaska have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, except where the failure to have such permits, authorizations and approvals or to be in compliance therewith would not reasonably be expected, on an individual or aggregate basis, to have a Material Adverse Effect, (c) there have been no past, and there are no pending or threatened, administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws against the Company or Zazu Alaska, which if determined adversely, would reasonably be expected to have a Material Adverse Effect, and (d) to the knowledge of the Company, no conditions exist at, on or under any property now or previously owned or leased by the Company or Zazu Alaska which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Laws that, individually or in the aggregate, has or would reasonably be expected to have a Material Adverse Effect.

(w) *Hazardous Materials.* Neither the Company, Zazu Alaska, nor to the knowledge of the Company, any other Person, has ever caused or permitted Hazardous Materials to be placed, held, located or disposed of on, under or at any premises occupied by the Company or Zazu Alaska otherwise than in accordance with applicable Environmental Laws and no notice has been received by the Company or Zazu Alaska of any action or potential liability in respect thereof and, to the knowledge of the Company, no civil, criminal or enforcement actions or complaints in respect thereof are threatened, pending or have been commenced against the Company or Zazu Alaska or any other

Person which would reasonably be expected to have a Material Adverse Effect.

(x) *No Environmental Audits.* There are no environmental audits, evaluations, assessments, studies or tests that were commissioned by the Company or Zazu Alaska respecting the business, operations, properties or facilities of the Company or Zazu Alaska.

(y) *Possession of Licenses and Permits.* The Company and Zazu Alaska possess such permits, certificates, licenses, approvals, consents and other authorizations (collectively, "**Governmental Licenses**") issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies necessary to own, lease, stake or maintain the Mining Claims and other property interests and to conduct the business now operated or currently contemplated, including to conduct exploration at the LIK Property, except where the failure to possess such permits, certificates, licenses, approvals, consents or authorizations would not reasonably be expected to have a Material Adverse Effect or where such failure has been disclosed or referred to in the Offering Documents. The Company and Zazu Alaska are in compliance with the terms and conditions of all such Governmental Licenses, and are not in violation of, or in default under, applicable Laws (including Environmental Laws) of any governmental entities, regulatory agencies or bodies having, asserting or claiming jurisdiction over them or over any part of their operations or assets except where such non-compliance, violation or default would not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, all of the Governmental Licenses are valid and in full force and effect. Neither the Company nor Zazu Alaska has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses.

(z) *Joint Venture Partners.* The Company has no knowledge (and, for greater certainty, the Company has not made any inquiry relating thereto) of any of the representations and warranties in clauses (n) through (y) of this section not also being true in respect of each of the Company and Zazu Alaska's joint venture, co-owner or similar partners in respect of the LIK Property.

(aa) *Insurance.* The Company and Zazu Alaska maintain policies of insurance in force as at the date hereof that adequately cover all those risks reasonably and prudently foreseeable in the current operation and conduct of their respective businesses which, having regard to the nature of such risk and the relative costs of obtaining insurance, it is reasonable to seek rather than to provide for self-insurance.

(bb) *Executive Compensation.* The directors and executive officers of the Company and Zazu Alaska and their compensation arrangements (as applicable) with the Company and Zazu Alaska, whether as directors, officers or employees of the Company or Zazu Alaska are as disclosed in the Offering Documents.

(cc) *Material Contracts.* All of the material Contracts and agreements of the Company and of Zazu Alaska (collectively, the "**Material Contracts**") have been disclosed in the Offering Documents and if required under the Canadian Securities Laws have been or will be filed with the applicable Securities Commissions. Neither the Company nor

Zazu Alaska has received notification from any party claiming that either of them is in breach or default under any Material Contract.

(dd) *No Material Adverse Effect.* Since December 31, 2006 (i) there has been no change in the condition (financial or otherwise), or in the properties, capital, affairs, operations, assets or liabilities of the Company, considered on a consolidated basis, whether or not arising in the ordinary course of business, which would give rise to a Material Adverse Effect, and (ii) there have been no transactions entered into by the Company or Zazu Alaska, which are material with respect to the Company and Zazu Alaska, considered as one enterprise, in each case, except as disclosed in the Offering Documents.

(ee) *Absence of Proceedings.* There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency, governmental instrumentality or body, domestic or foreign, now pending or, to the knowledge of the Company, threatened against or affecting the Company or Zazu Alaska, which is required to be disclosed in the Offering Documents and which is not so disclosed, or which if determined adversely, would have a Material Adverse Effect, or which if determined adversely would materially and adversely affect the consummation of the transactions contemplated in this agreement or the performance by the Company of its obligations hereunder.

(ff) *Outstanding Judgments against Company.* There is no outstanding judgment, order, decree, arbitral award or decision of any court, tribunal or governmental agency against the Company or Zazu Alaska.

(gg) *Outstanding Judgments against Directors.* To the knowledge of the Company, there is no outstanding judgment, order, decree, arbitral award or decision of any court, tribunal or governmental agency against any of the directors of the Company or Zazu Alaska which could reasonably be expected to have a Material Adverse Affect.

(hh) *Transfer Agent.* Olympia Transfer Services Inc. at its offices in Toronto, Ontario has been duly appointed as, and will continue to be as at the Time of Closing, the transfer agent and registrar for the Company's Common Shares.

(ii) *Absence of Further Requirements.* No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or governmental authority or agency is necessary or required for the performance by the Company of its obligations hereunder, in connection with the proposed distribution, issuance or sale of the Offered Securities hereunder, or the consummation of the transactions contemplated by this agreement, except such as have been obtained, or as may be required under Canadian Securities Laws and any post-Closing Date notice filings required to be made under applicable U.S. Securities Laws.

(jj) *Unlawful Payment.* Neither the Company nor Zazu Alaska, nor to the knowledge of the Company any employee or agent of the Company or Zazu Alaska, has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in

violation of any Law, or made any payment to any Canadian or foreign governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable Laws.

(kk) *Tax Matters.* Each of the Company and Zazu Alaska has filed all necessary tax returns and notices and has paid all applicable taxes for all tax years prior to the date hereof to the extent such taxes have became due or have been alleged to be due except to the extent that the failure to so file or pay would not reasonably be expected to result in a Material Adverse Effect.

(ll) *Brokerage Fees.* Other than the Agents, there is no Person acting or, to the knowledge of the Company, purporting to act at the request of the Company, who is entitled to any brokerage or finder's fees in connection with the Offering.

(mm) *U.S. Securities Laws Compliance.* The Company makes the representations, warranties and covenants applicable to it in Schedule "A" hereto and acknowledges that the terms and conditions of the representations, warranties and covenants of the parties contained in Schedule "A" form part of this agreement.

(nn) *Agency Agreement.* This agreement has been duly authorized, executed and delivered by the Company and is a legal, valid and binding obligation of, and is enforceable against, the Company in accordance with its terms (subject to bankruptcy, insolvency or other laws affecting the rights of creditors generally, the availability of equitable remedies and the qualification that rights to indemnity and waiver of contribution may be contrary to public policy).

(oo) *Warrant Indenture.* At the Time of Closing, the Warrant Indenture will have been duly authorized, executed and delivered by the Company and will be a legal, valid and binding obligation of, and will be enforceable against, the Company in accordance with its terms (subject to bankruptcy, insolvency or other laws affecting the rights of creditors generally, the availability of equitable remedies and the qualification that rights to indemnity and waiver of contribution may be contrary to public policy).

(pp) *Directors and Officers.* To the knowledge of the Company, none of the directors or officers of the Company are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

Section 9 Representations and Warranties of the Agents

(1) Each Agent hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Company that:

(a) it is, and will remain so until the completion of the Offering, appropriately registered under applicable Canadian Securities Laws so as to permit it to lawfully fulfil its obligations hereunder;

(b) it has all requisite corporate power and capacity to enter into this agreement and to carry out the transactions contemplated under this agreement on the terms and conditions set forth herein; and

(c) this agreement has been duly authorized, executed and delivered by such Agent and is a legal, valid and binding obligation of, and is enforceable against, such Agent in accordance with its terms (subject to bankruptcy, insolvency or other laws affecting the rights of creditors generally, the availability of equitable remedies and the qualification that rights to indemnity and waiver of contribution may be contrary to public policy).

(1) The representations and warranties of each of the Agents contained in this agreement shall be true at the Time of Closing as though they were made at the Time of Closing and they shall not survive the completion of the transactions contemplated under this agreement but shall terminate on the completion of the distribution of the Offered Securities.

Section 10 Additional Covenants of the Company

In addition to any other covenant of the Company set forth in this agreement, the Company covenants with the Agents that:

(a) *Stock Exchange Listing.* The Company will use its commercially reasonable efforts to file or cause to be filed with the TSX all necessary documents and will use its commercially reasonable efforts to take, or cause to be taken, all necessary steps to ensure that the Common Shares comprising the Units and the Over-Allotment Units, the Warrants and the Warrant Shares (and all Common Shares outstanding as at the Time of Closing and all other Common Shares issuable upon the exchange, exercise or conversion of all other securities of the Company outstanding as at the Time of Closing) have been approved (or conditionally approved) for listing and for trading on the TSX, prior to the filing of the Final Prospectus with the Securities Commissions, subject only to satisfaction by the Company of the Standard Listing Conditions, and the Company shall thereafter fulfill the Standard Listing Conditions within the time period prescribed by the TSX;

(b) *Additional U.S. Securities Law Matters.* The Company represents, warrants, covenants and agrees that:

(i) during the period in which the Offered Securities are offered for sale, none of it, its affiliates, or any person acting on its or their behalf has taken or will take any action that would cause the exemption from registration afforded by Rule 506 of Regulation D or Regulation S to be unavailable for offers and sales of the Offered Securities, pursuant to this agreement;

(ii) the Company will execute or procure the execution of all documents and will use its commercially reasonable efforts to take or cause to be taken all such steps as may be necessary to establish, to the satisfaction of Agents' Counsel and Company's Counsel, any and all legal requirements to enable the Agents to offer the Offered Securities for sale in the United States in reliance upon an exemption from registration pursuant to Rule 506 of Regulation D and in

accordance with the terms of this Agreement; and

(iii) the Company will, within the prescribed time periods, prepare and file any forms or notices as may be required under the U.S. Securities Laws in connection with the sale of the Offered Securities;

(c) *Other Filings.* The Company will make all necessary filings, use its commercially reasonable efforts to obtain all necessary regulatory consents and approvals (if any) and the Company will pay all filing fees required to be paid in connection with the transactions contemplated in this agreement;

(d) *Press Releases.* Subject to compliance with applicable Law, any press release of the Company relating to the Offering will be provided in advance to Raymond James on behalf of the Agents, and the Company will use its reasonable commercial efforts to agree to the form and content thereof with Raymond James on behalf of the Agents, prior to the release thereof;

(e) *Use of Proceeds.* The Company confirms its intention to use the net proceeds from the purchase and sale of the Offered Securities in accordance with the descriptions set forth under the heading "Use of Proceeds" in the Final Prospectus; and

(f) *Standstill Period.* The Company hereby agrees that it will not, directly or indirectly, without the prior written consent of Raymond James (such consent not to be unreasonably withheld or delayed), on behalf of the Agents, offer to sell, grant any option to purchase or otherwise dispose of (or announce any intention to do so) any additional securities of the Company for a period commencing on the Initial Closing Date and ending 90 days after the Initial Closing Date except for:

(i) the issuance of equity securities in connection with any share purchase plan of the Company, and

(ii) the issuance of stock options pursuant to any Company stock option plan for directors, officers, consultants and/or employees and the issuance of equity securities in connection with the exercise of any such stock options.

In addition to escrow arrangements that may be imposed on directors, officers and significant shareholders of the Company by securities regulatory authorities or the TSX, it shall be a condition of closing of the Offering in favour of the Agents that Gil Atzmon, Michael A. Steeves, Ralf Langner, Kerry O. Beamish, Joe M. Britton, Mark L. Greenwald and Dennis H. Peterson enter into an agreement with the Agents at the Time of Closing pursuant to which they will not, without the prior consent of Raymond James (such consent not to be unreasonably withheld or delayed), sell, grant any option to purchase, or otherwise dispose of or directly or indirectly reduce their economic interest in any Common Shares or directly or indirectly reduce their economic exposure to the Company for a period commencing on the Initial Closing Date and ending 90 days after the Initial Closing Date, except pursuant to a *bona fide* third party take-over bid made to all holders of Common Shares or similar acquisition transaction (provided that in the event that such take-over bid or acquisition transaction is not completed, the

restrictions contained herein shall remain in force) or otherwise in accordance with the terms of such agreement (such agreement to be in such form as the Agents may reasonably request). The Agents agree that, to the extent that any existing shareholders of the Company purchase securities issued by the Company as part of the Offering, such securities shall not be subject to any escrow arrangements other than as may be imposed on such existing shareholders by securities regulatory authorities or the TSX.

(g) *Alternative Transactions.* In the event that discussions concerning an alternative transaction to the Offering contemplated hereunder are entered into during the term of this agreement or within 180 days following a termination of this agreement which results in an offering of securities of (or securities convertible into securities of the Company or any affiliate thereof) other than the Offering contemplated hereunder, or the sale of all or a substantial portion of the equity securities or assets of the Company (on a consolidated basis with its affiliates), the Company agrees to pay to the Agents, in addition to any amount required to be reimbursed under Section 18 below, 100% of the total Agency Fee payable on the maximum Offering size contemplated in the Final Prospectus. For greater certainty, this provision shall terminate upon completion of the Offering.

Section 11 Covenants of the Agents

(1) Each of the Agents hereby severally, and not jointly, nor jointly and severally, covenants as follows:

(a) *Offering Jurisdictions and Offering Price.* During the period of distribution of the Offered Securities by or through the Agents, the Agents will offer and sell Offered Securities to the public only in the Qualifying Jurisdictions or where they may lawfully be offered for sale or sold and only at the Unit Offer Price. For the purposes of this subsection, the Agents shall be entitled to assume that the Offered Securities are qualified for distribution in any Qualifying Jurisdiction where an MRRS Decision Document for the Final Prospectus shall have been obtained from the applicable Securities Commission following the filing of the Final Prospectus.

(b) *Compliance with Securities Laws.* The Agents will comply with all Applicable Securities Laws in connection with the offer to sell and the distribution of the Offered Securities in all of the Offering Jurisdictions.

(c) *U.S. Securities Laws Compliance.* The Agents will not directly or indirectly solicit offers to purchase or sell the Offered Securities or deliver any Offering Document to Purchasers so as to require registration of the Offered Securities or filing of a prospectus or registration statement with respect to those Offered Securities under the Laws of any jurisdiction other than the Qualifying Jurisdictions, including the United States. Any offer or sales of Offered Securities in the United States will be made in accordance with the terms and conditions set out in Schedule "A" to this agreement. The terms and conditions and the representations, warranties and covenants of the parties contained in Schedule "A" form part of this agreement.

(d) *U.K. Securities Laws Compliance.* The Agents have not offered or sold and will not offer or sell Offered Securities in contravention of Section 21(1) of FSMA or in circumstances which would require the production of an approved prospectus pursuant to Section 85(1) of FSMA; and (ii) have complied and will comply with all applicable provisions of the FSMA with respect to anything done by them in relation to the Offered Securities, from or otherwise involving the United Kingdom. Any offer or sales of Offered Securities in the United Kingdom will be made only to "authorised persons" in accordance with the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001. The Company acknowledges, for purposes of paragraphs 22(1)(b) and 29(1)(b) thereof, that it has not sought advice from the Agents as to the merits of the Offering.

(e) *Completion of Distribution.* The Agents will use their commercially reasonable efforts to complete the distribution of the Offered Securities as promptly as possible after the Time of Closing. The Agents will notify the Company when, in the Agents' opinion, the Agents have ceased the distribution of the Offered Securities, and, within 30 days after completion of the distribution, will provide the Company, in writing, with a certified breakdown of the number of Offered Securities distributed in each of the Qualifying Jurisdictions where that breakdown is required by a Securities Commission for the purpose of calculating fees payable to, or making filings with, that Securities Commission.

(2) *Liability on Default.* No Agent shall be liable to the Company under this section with respect to a default by any of the other Agents.

Section 12 Closing

(1) *Location of Closing.* Each Closing will be completed at the offices of Company's Counsel, in Toronto, Ontario at the Time of Closing.

(2) *Certificates.* At the Time of Closing on each applicable Closing Date, subject to the terms and conditions contained in this agreement, the Company shall deliver to the Agents certificates representing the Common Shares and Warrants comprising the Units against payment of the aggregate Unit Offer Price by certified cheque, bank draft or wire transfer dated the applicable Closing Date payable to the Company. The Company will, at the Time of Closing on each applicable Closing Date and upon such payment of the aggregate Unit Offer Price to the Company, make payment in full of the Agency Fee and the estimated expenses of the Agents, which shall be made by the Company directing Raymond James to withhold the Agency Fee and the estimated expenses of the Agents from the payment of the aggregate Unit Offer Price. Certificates shall be registered in the name of CDS & Co. or in such other name or names as the Agents may request.

Section 13 Over-Allotment Option Closing

(1) *Closing.* In the event that the Over-Allotment Option is exercised by the Agents and any of the Over-Allotment Units are purchased by the Agents, payment of the purchase price for, and delivery of certificates for, such Over-Allotment Units shall be made at the offices mentioned

in Section 12 above, or at such other place as shall be agreed upon by the Agents and the Company, on the Over-Allotment Closing Date as specified in the written notice from the Agents to the Company giving notice of the exercise of the Over-Allotment Option.

(2) *Payments and Certificates.* At the Time of Closing, if any, for the exercise of the Over-Allotment Option, subject to the terms and conditions contained in this agreement, the Company shall deliver to the Agents certificates representing the Common Shares and the Warrants comprising the Over-Allotment Units against payment of the aggregate Unit Offer Price by certified cheque, bank draft or wire transfer dated the Over-Allotment Closing Date payable to the Company. The Company will, at the Time of Closing and upon such payment of the aggregate Unit Offer Price to the Company, make payment in full of the Agency Fee in respect of the Over-Allotment Units, and the estimated remaining expenses of the Agents, which shall be made by the Company directing Raymond James to withhold the Agency Fee in respect of the Over-Allotment Units and the remaining estimated expenses of the Agents from the payment of the aggregate Unit Offer Price. Certificates shall be registered in the name of CDS & Co. or in such other name or names as the Agents may request.

Section 14 Compensation of the Agents

Agency Fee. In return for the Agents' services, including acting as the Company's agents in arranging for the sale of the Offered Securities, acting as financial advisors to the Company, assisting it in the preparation of the Offering Documents and performing administrative work in connection with the sales of the Offered Securities, the Company shall pay to the Agents at each Time of Closing, a fee equal to $0.1225 per Unit sold pursuant to the terms of this agreement on such date (being 7% of the aggregate gross proceeds of the Offering on such date) (the "**Agency Fee**") in consideration of the services to be rendered by the Agents in connection with the Offering.

Section 15 Termination Rights

(1) All terms and conditions set out in this agreement shall be construed as conditions and any breach or failure by the Company to comply with any such conditions in favour of the Agents shall entitle the Agents to terminate their obligation to purchase any Offered Securities made by Purchasers and any obligations of affiliates, by written notice to that effect given to the Company prior to the applicable Time of Closing. The Company shall use its commercially reasonable efforts to cause all conditions in this agreement to be satisfied. It is understood that the Agents may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any subsequent breach or non-compliance, provided that to be binding on the Agents, any such waiver or extension must be in writing.

(2) In addition to any other remedies which may be available to the Agents in respect of any default, act or failure to act, or non-compliance with the terms of this agreement by the Company, the Agents shall be entitled, at their option, to terminate and cancel, without any liability on the part of the Agents or the Purchasers, their obligations under this agreement to purchase any Offered Securities and any obligations of affiliates, by giving written notice to the Company at any time at or prior to the Time of Closing on the applicable Closing Date (or any Over-Allotment Closing Date, as the case may be):

(a) if a general moratorium on commercial banking activities in Canada or the United States should be declared by the relevant authorities, or if, in relation to the Company, any inquiry, investigation or other proceeding (whether formal or informal) is commenced, threatened or announced, or any order or ruling is issued by any exchange or market, or any other regulatory authority in Canada or the United States, or if any law or regulation under or pursuant to any statute of Canada or of any province thereof or of the United States or any state or territory thereof is promulgated or changed, which moratorium, inquiry, investigation, proceeding, order, ruling, law or regulation, in the reasonable opinion of the Agents (or any of them), operates to prevent or materially restrict trading of the Offered Securities or the distribution of the Offered Securities or would reasonably be expected to have a Material Adverse Effect, including as to the market price or value of the Common Shares;

(b) if, after the date hereof and prior to the applicable Time of Closing, the state of financial markets in Canada or the United States or elsewhere where it is planned to market the Offered Securities is such that, in the reasonable opinion of the Agents (or any of them), the Offered Securities cannot be marketed profitably;

(c) if, in the reasonable opinion of the Agents (or any of them), a material change or a change in any material fact or a new material fact arises that could reasonably be expected to have a Material Adverse Effect, including as to the market price or value of the Common Shares;

(d) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, including any military conflict, civil insurrection, or any terrorist action (whether or not in connection with such conflict or insurrection), which, in the Agents' reasonable opinion (or any one of them), materially adversely affects or involves, or will materially adversely affect or involve, the Canadian or United States financial markets and/or prevent or materially restrict the trading of the Offered Securities or the distribution of the Offered Securities, or may result in a Material Adverse Effect;

(e) if at any time prior to the applicable Time of Closing, the Agents are not satisfied, acting reasonably, with the results of any due diligence investigations and examinations with respect to the Company conducted by or on behalf of the Agents subsequent to the date hereof;

(f) if the Company fails to file the Final Prospectus, and obtain a receipt therefor, within the time limit set forth in this agreement; or

(g) if the Company is in material breach of any term, condition or covenant of this agreement, or any representation or warranty given by the Company in this agreement becomes or is materially false.

(3) If the obligations of the Agents are terminated under this agreement pursuant to these termination rights, the liability of the Company to the Agents shall be limited to the obligations under Section 16, Section 17 and Section 18.

Section 16 Indemnity

(1) The Company covenants and agrees to protect, indemnify, and save harmless, each of the Agents and their respective U.S. Affiliates, and each of their respective directors, officers, employees, affiliates and agents and each Person, if any, who controls any Agent or its U.S. Affiliates (individually, an "**Indemnified Party**" and collectively, the "**Indemnified Parties**"), against all losses (other than loss of profits), claims, damages, suits, liabilities, costs, or expenses (collectively, a "**Claim**") caused or incurred, whether directly or indirectly, by reason of:

(a) any statement (except for statements relating solely to the Agents and furnished by them specifically for use in the Preliminary Prospectus, Amended and Restated Preliminary Prospectus and Final Prospectus under the heading "Plan of Distribution", "Historical Zinc Prices" and "Currency and Exchange Rates") contained in the Offering Documents, which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or any misstatement of a material fact;

(b) the omission or alleged omission to state in the Offering Documents, or any certificate of the Company delivered hereunder or pursuant hereto, any material fact (other than a material fact relating solely to the Agents) required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances in which it was made;

(c) any order made, or inquiry, investigation or proceeding commenced by any securities regulatory authority or other competent authority based upon any misrepresentation, untrue statement or omission or alleged untrue statement or omission in the Offering Documents, (except for information and statements relating solely to the Agents and furnished by them specifically for use in the Preliminary Prospectus, Amended and Restated Preliminary Prospectus and Final Prospectus under the headings "Plan of Distribution", "Historical Zinc Prices" and "Currency and Exchange Rates" or an omission relating solely to the Agents) that prevents or restricts the trading in any of the Company's securities or the distribution of any of the Offered Securities in any of the Qualifying Jurisdictions;

(d) the Company not complying with any requirement of Canadian Securities Laws or TSX requirements in connection with the transactions herein contemplated including the Company's non-compliance with any statutory requirement to make any document available for inspection; or

(e) any material breach of a representation or warranty of the Company contained in this agreement or the failure of the Company to comply in any material respect with any of its obligations hereunder.

(2) If any matter or thing contemplated by this section shall be asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be provided, such Indemnified Party will notify the Company as soon as possible of the nature of such

Claim (provided that omission to so notify the Company will not relieve the Company of any liability that it may otherwise have to the Indemnified Party hereunder, except to the extent the Company is prejudiced by such omission) and the Company shall be entitled (but not required) to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be through legal counsel reasonably acceptable to such Indemnified Party and that no settlement may be made by the Company or such Indemnified Party without the prior written consent of the other, such consent not to be unreasonably withheld or delayed.

(3) In any such Claim, such Indemnified Party shall have the right to retain other legal counsel to act on such Indemnified Party's behalf, provided that the fees and disbursements of such other legal counsel shall be paid by such Indemnified Party, unless: (i) the Company and such Indemnified Party mutually agree to retain other legal counsel; (ii) the Company has not assumed the defence of and employed counsel within 30 days after receiving notice of any such Claim; or (iii) the representation of the Company and such Indemnified Party by the same legal counsel would, in the opinion of such counsel, be inappropriate due to actual or potential differing interests, in which event such fees and disbursements shall be paid by the Company to the extent that they have been reasonably incurred; provided that in no circumstances will the Company be required to pay the fees and expenses of more than one set of legal counsel for all Indemnified Parties.

(4) To the extent that any Indemnified Party is not a party to this agreement, the Agents shall obtain and hold the right and benefit of this section in trust for and on behalf of such Indemnified Party.

(5) The rights contained in this section shall not enure to the benefit of any Indemnified Party if the Agents were provided with a copy of any amendment or supplement to the Offering Documents which corrects any misrepresentation, untrue statement or omission or alleged misrepresentation, untrue statement or omission that is the basis of a Claim by a party against such Indemnified Party and that is required, under the Applicable Securities Laws, to be delivered to such party by the Agents, and such amendment or supplement was not distributed by the Agents in a timely fashion.

(6) The rights contained in this section shall not enure to the benefit of any Indemnified Party to the extent that any such Claim arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission or misrepresentation or alleged misrepresentation made in any Offering Document in reliance upon and in conformity with written information concerning the Agents furnished to the Company by the Agents in writing specifically for use therein under the heading "Plan of Distribution", "Historical Zinc Prices" and "Currency and Exchange Rates" contained in the Offering Documents.

(7) The Company shall not be liable under this section for any settlement of any Claim or action effected without its prior written consent, which shall not be unreasonably withheld.

(8) The foregoing indemnity shall cease to apply if and to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such Claims to which the Indemnified Party may be subject were caused by the negligence, bad faith, fraud, fraudulent misrepresentation or wilful misconduct of the Indemnified Party.

Section 17 Contribution

In the event that the indemnity provided for in Section 16 is declared by a court of competent jurisdiction to be illegal or unenforceable as being contrary to public policy or for any other reason, the Agents and the Company shall contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities of the nature provided for above such that each Agent shall be responsible for that portion represented by the percentage that the portion of the Agency Fee payable by the Company to such Agent bears to the gross proceeds realized by the Company from the Offering, whether or not the Agents have been sued together or separately, and the Company shall be responsible for the balance; provided that, in no event, shall an Agent be responsible for any amount in excess of the portion of the Agency Fee actually received by such Agent. In the event that the Company, or any of them may be held to be entitled to contribution from the Agents under the provisions of any statute or law, the Company shall be limited to contribution from an Agent in an amount not exceeding the lesser of: (a) the portion of the full amount of losses, claims, costs, damages, expenses or liabilities giving rise to such contribution for which such Agent is responsible; and (b) the amount of the Agency Fee actually received by such Agent. Notwithstanding the foregoing, a person guilty of negligence, bad faith, fraud, fraudulent misrepresentation or wilful misconduct shall not be entitled to contribution from any other party. Any party entitled to contribution will, promptly after receiving notice of commencement of any Claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this section, notify such party or parties from whom contribution may be sought, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any obligation it may have otherwise under this section, except to the extent that the party from whom contribution may be sought is prejudiced by such omission. The right to contribution provided herein shall be in addition and not in derogation of any other right to contribution which the Agents may have by statute or otherwise by law.

Section 18 Expenses

Whether or not the transactions contemplated by this agreement shall be completed, all expenses of or incidental to the issue, sale and delivery of the Offered Securities and all expenses of or incidental to all other matters in connection with the transactions set out in this agreement shall be borne directly by the Company including all fees and expenses payable in connection with the qualification of the Offered Securities for distribution, the fees relating to listing of the Offered Securities on any exchange, translation costs, filing fees, all fees and disbursements of the Company's Counsel, accountants and auditors, and local counsel, all reasonable fees and disbursements of the Agents' Counsel, the reasonable fees and expenses relating to the marketing of the Offered Securities (including "road shows", marketing meetings and marketing documentation, with the exception that the Agents shall bear the reasonable printing costs of the revised "green sheets" printed on October 25, 2007) and all reasonable out-of-pocket expenses of the Agents including all travel expenses in connection with due diligence and marketing and all costs incurred in connection with the preparation, printing and mailing of the Offering Documents. The Company shall also be responsible for any exigible Goods and Services Tax on the foregoing amounts. The Company covenants and agrees to fully reimburse the Agents from time to time for all such expenses as soon as practical following the receipt by the Company of one or more invoices.

Section 19 Action by Agents

All steps which must or may be taken by the Agents in connection with this agreement, with the exception of the matters relating to termination contemplated by Section 15, may be taken by Raymond James on behalf of themselves and the other Agents, and the execution of this agreement by the Company and the Agents shall constitute the Company's authority for accepting notification of any such steps from, and for delivering the definitive documents constituting the Offered Securities to, or to the order of, Raymond James.

Section 20 Governing Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without reference to conflicts of law rules. The parties hereto irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario, sitting in the City of Toronto with respect to any disputes related to this agreement.

Section 21 Survival of Warranties, Representations, Covenants and Agreements

Except as expressly provided for in this agreement, all warranties, representations, covenants and agreements of the Company herein contained, or contained in documents submitted or required to be submitted pursuant to this agreement, shall survive each applicable Closing Date and shall continue in full force and effect for the following periods regardless of the issue and sale of the Offered Securities and regardless of any investigation which may be carried on by the Agents, or on their behalf:

(a) in respect of a Claim pursuant to any Canadian Securities Laws, for a period equal to two years from the Final Closing Date, and

(b) in respect of any other Claim, three years following the Final Closing Date,

provided that thereafter such representations and warranties shall survive but only for purposes of Claims made pursuant to Section 16 of this Agreement as a result of Claims having been made against one or more Indemnified Parties by third parties.

Section 22 Notices

All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by facsimile delivered or facsimile to such other party as follows:

(a) to the Company at:

Zazu Metals Corporation
Suite 2500
120 Adelaide Street West
Toronto, ON
M5H 1T1

Attention: Gil Atzmon

Facsimile No.: 210-494-4963

with a copy (which shall not constitute notice) to:

Fasken Martineau Du Moulin LLP
66 Wellington Street West
Suite 4200, Toronto Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, Ontario M5K 1N6

Attention: John M. Sabetti
Facsimile No.: (416) 364-7813

(b) to the Agents at:

Raymond James Ltd.
Scotia Plaza
Suite 5300-40 King Street West
Toronto, Ontario M5H 3Y2

Attention: David Greifenberger
Facsimile No.: (416) 777-7114

Dundee Securities Corporation
Suite 3424, P.O. Box 49207
1055 Dunsmuir Street
Vancouver, BC V7X 1K8

Attention: Richard M. Cohen
Facsimile No.: (604) 647-0358

Paradigm Capital inc.
95 Wellington Street West #2101
Toronto, ON M5J 2N7

Attention: Andrew Partington
Facsimile No.: (416) 361-0679

Cormark Securities Inc.
200 Bay Street, Royal Bank Plaza
South Tower, Suite 2800
Toronto, Ontario M5J 2J2

Attention: Darren Wallace
Facsimile No.: (416) 943-6496

MGI Securities Inc.
Suite 900, 26 Wellington St East

Toronto, ON
M5E 1S2

Attention: Daniel Barnholden
Fax: (416) 864-7359

with a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP
Suite 4700, Box 48
Toronto-Dominion Bank Tower
Toronto, Ontario M5J 1E6

Attention: Gary Litwack
Facsimile No.: (416) 868-0673

or at such other address or facsimile number as may be given by either of them to the other in writing from time to time and such notices or other communications shall be deemed to have been received when delivered or, if facsimile, on the next business day after such notice or other communication has been facsimile (with receipt confirmed).

Section 23 Market Stabilization

In connection with the Offering, the Agents may effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those that might otherwise prevail in the open market, provided that any such transactions are in accordance with the Universal Market Integrity Rules. Such transactions, if commenced, may be discontinued at any time.

Section 24 Agency Counterparts/Facsimile Signatures

This agreement may be executed by any one or more of the parties in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. The transmission by facsimile of a copy of the execution page hereof reflecting the execution of this agreement by any party hereto shall be effective to evidence that party's intention to be bound by this agreement and that party's agreement to the terms, provisions and conditions hereof, all without the necessity of having to produce an original copy of such execution page.

Section 25 Time Of The Essence

Time shall be of the essence in this agreement.

Section 26 Severability

If any provision of this agreement is determined to be void or unenforceable, in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this agreement and shall be severable from this agreement.

Section 27 Entire Agreement

Except as provided otherwise in this section, this agreement constitutes the entire agreement between the Agents and the Company relating to the subject matter hereof and supersedes all prior agreements between the Agents and the Company, including the engagement letter between Raymond James and the Company dated September 26, 2007. Notwithstanding the foregoing, the Company and Raymond James hereby agree that rights of first refusal granted by the Company to Raymond James in engagement letters entered into for prior financings are intended to remain in full force and effect in accordance with their terms.

Section 28 Conflict of Interest

The Company: (i) acknowledges and agrees that the Agents have certain statutory obligations as registrants under the Canadian Securities Laws and have fiduciary relationships with their respective clients; and (ii) consents to the Agents acting hereunder while continuing to act for their respective clients. To the extent that the Agents' statutory obligations as registrant under the Canadian Securities Laws or fiduciary relationships with their respective clients conflict with their obligations hereunder, the Agents shall be entitled to fulfill their statutory obligations as registrant under the Canadian Securities Laws and their fiduciary duties to their respective clients. Nothing in this agreement shall be interpreted to prevent the Agents from fulfilling their statutory obligations as registrant under the Canadian Securities Laws or to satisfy their fiduciary duties to their clients.

Section 29 Announcements

(1) Prior to the Time of Closing, neither the Company nor the Agents will make any public announcement concerning this agreement or the Offering, except if the other party has consented to such announcement or the announcement is required by applicable Laws or stock exchange rules and such announcement complies with applicable Laws. In such event, the party proposing to make the announcement will provide the other party with a reasonable opportunity to review a draft of the proposed announcement and an opportunity to provide comments thereon.

(2) If so requested by the Agents, the Company shall include a reference to the Agents and their role (and the role of Raymond James, as lead Agent) in any press release or other public communication issued by the Company as long as such reference complies with applicable Laws. If the Offering is successfully completed, Raymond James shall have the right to place advertisements in financial and other newspapers and journals and presentations, at its own expense, describing its services to the Company hereunder and, in that regard, shall have the right to include therein the name and corporate logo of the Company.

(3) Notwithstanding the foregoing, nothing contained in this section shall prevent the Company from issuing a press release forthwith in the event that counsel advises that it is necessary in order to comply with Canadian Securities Laws or the rules or policies of the TSX.

Section 30 General

The parties hereby acknowledge that they have expressly required this agreement and all notices, statements of account and other documents required or permitted to be given or entered into

pursuant hereto to be drawn up in the English language only. **Les parties reconnaissent avoir expressement demandé que la présente Convention ainsi que tout avis, tout état de compte et tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.**

Section 31 Wire Transfers

In order to facilitate an efficient and timely closing at the Time of Closing, the Agents may choose to initiate a wire transfer of funds to the Company prior to the Time of Closing. If the Agents do so, the Company agrees that such transfer of funds to the Company prior to the Time of Closing does not constitute a waiver by the Agents of any of the conditions of the Closing or the closing of the Over-Allotment Option set out in this agreement. Furthermore, the Company agrees that any such funds received from the Agents prior to the Time of Closing will be held by the Company in trust solely for the benefit of the Agents until the Time of Closing, and, if the Closing or the closing of the Over-Allotment Option, as the case may be, does not occur at the scheduled Time of Closing, such funds shall be immediately returned by wire transfer to Raymond James, on behalf of the Agents. Upon the satisfaction of the conditions of the Closing or the closing of the Over-Allotment Option, as the case may be, the funds held by the Company in trust for the Agents shall be deemed to be delivered and released by the Agents to the Company in satisfaction of the obligation of the Agents hereunder and upon such delivery the trust constituted by this section shall be terminated without further formality.

[THE BALANCE OF THIS PAGE INTENTIONALLY LEFT BLANK]

Section 32 Acceptance

If this agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Company, please communicate your acceptance by executing where indicated below and returning by facsimile one copy and an originally executed copy to Raymond James.

Yours very truly,

RAYMOND JAMES LTD.

By: *"David Greifenberger"*

Authorized Signing Officer

DUNDEE SECURITIES CORPORATION

By: *"Richard M. Cohen"*

Authorized Signing Officer

PARADIGM CAPITAL INC.

By: *"Andrew Partington"*

Authorized Signing Officer

CORMARK SECURITIES INC.

By: *"Darren Wallace"*

Authorized Signing Officer

MGI SECURITIES INC.

By: *"Daniel Barnholden"*

Authorized Signing Officer

The foregoing accurately reflects the terms of the transaction that we are to enter into and such terms are agreed to.

ACCEPTED at Toronto as of this 12th day of December, 2007.

ZAZU METALS CORPORATION

By: *"Gil Atzmon"*
Gil Atzmon
Chief Executive Officer

SCHEDULE "A"

TERMS AND CONDITIONS FOR UNITED STATES SECURITIES LAWS COMPLIANCE

This is Schedule "A" to the Agency Agreement among Raymond James Ltd., Dundee Securities Corporation, Paradigm Capital Inc., Cormark Securities Inc., MGI Securities Inc. and Zazu Metals Corporation made as of December 12, 2007.

As used in this Schedule, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

"**Directed Selling Efforts**" means "directed selling efforts" as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of "directed selling efforts" contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Securities, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the Offering;

"**Foreign Issuer**" means a "foreign issuer" as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity, it means, any issuer which is (a) the government of any country other than the United States, of any political subdivision thereof or a national of any country other than the United States; or (b) a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

"**General Solicitation**" and "**General Advertising**" means "general solicitation" and "general advertising", as used under Rule 502(c) of Regulation D. Without limiting the foregoing, but for greater clarity, it includes, but is not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or the Internet or broadcast over radio, Internet or television, or any seminar or meeting whose attendees had been invited by General Solicitation or General Advertising;

"**Institutional Accredited Investor**" means an institution that is an "accredited investor" that satisfies of the criteria of Rule 501(a)(1), (2), (3) or (7) of Regulation D;

"**Offshore Transaction**" means an "offshore transaction" as that term as defined in Regulation S;

"**Substantial U.S. Market Interest**" means "substantial U.S. market interest" as that term is defined in Regulation S.; and

"U.S Person" means a U.S. Person as that term is defined Regulation S.

Representations, Warranties and Covenants of the Agents

Each Agent severally but not jointly acknowledges that the Offered Securities have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws.

Each Agent severally but not jointly represents, warrants and agrees to and with the Company that:

(1) It has not offered, and will not offer, any Offered Securities except (a) outside the United States in an Offshore Transaction in accordance with Rule 903 of Regulation S or (b) in the United States or to, or for the account or benefit of, a U.S. Person or person in the United States in accordance with Rule 506 of Regulation D as provided in paragraphs 2 through 11 below. Accordingly, none of the Agent, its affiliates or any person acting on its or their behalf, has made or will make (except as permitted in paragraphs 2 through 11 below) (i) any offer to sell or any solicitation of an offer to buy any Offered Securities to any person in the United States or to, or for the account or benefit of a U.S. Person or person in the United States, (ii) any sale of Offered Securities to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States and not a U.S. Person, or such Agent, affiliate or person acting on its or their behalf reasonably believed that such purchaser was outside the United States.

(2) Any offer, sale or solicitation of any offer to buy Offered Securities that has been made or will be made in the United States or to U.S. Persons was, or will be made only to Institutional Accredited Investors who purchase directly from the Company in compliance with Rule 506 of Regulation D as in the contemplated in this Schedule.

(3) It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities except with its affiliates, any selling group members or with the prior written consent of the Company. It shall require each of its U.S. Affiliates and each selling group member to agree, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that each of its U.S. broker-dealer affiliates and each selling group member complies with, the same provisions of this Schedule as apply to such Agent as if such provisions applied to such U.S. Affiliate and selling group member.

(4) None of the Agent, its affiliates, or any persons acting on its or their behalf, has

engaged or will engage, in any Directed Selling Efforts in the United States.

(5) All offers of Offered Securities in the United States shall be made through the Agent's U.S. Affiliate in compliance with all applicable U.S. federal and state broker-dealer requirements. Such broker-dealer affiliate was on the dates of such offers and is a duly registered broker-dealer with the SEC and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state's broker-dealer registration requirements), and was on the dates of such offers and is a member in good standing with the Financial Industry Regulatory Authority.

(6) All offers or solicitations of offers to buy Offered Securities in the United States by the Agent, its U.S. Affiliate or any person acting on its or their behalf shall not be made by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

(7) All offers to sell and solicitations of offers to buy the Offered Securities in the United States shall be made pursuant to the exemption from the registration requirements of the U.S. Securities Act available under Rule 506 of Regulation D, only to persons reasonably believed to be Institutional Accredited Investors who will purchase the Offered Securities directly from the Company in compliance with Rule 506 of Regulation D, which persons each shall execute and deliver to the Company, the Agents and their U.S. Affiliates a subscription agreement in the form agreed to by the Agent and the Company.

(8) Each offeree in the United States has been or shall be provided by the Agent through its U.S. Affiliate, with a U.S. Placement Memorandum, and each purchaser will have received at or prior to the time of purchase of any Offered Securities the U.S. Placement Memorandum including the Final Prospectus.

(9) At closing, the Agents, together with their U.S. Affiliates selling Offered Securities in the United States will provide a certificate, substantially in the form of Exhibit A to this Schedule relating to the manner of the offer and sale of the Offered Securities.

(10) At least one business day prior to closing, the Company and its transfer agent will be provided with a list of purchasers of Offered Securities in the United States.

(11) None of the Agent, its affiliates or any person acting on its or their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities.

Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees that:

(1) (a) The Company is a Foreign Issuer and reasonably believes there is no Substantial U.S. Market Interest in the Offered Securities; (b) the Company is not now, and as a result of the sale of Offered Securities contemplated hereby, will not be registered or required to be registered as an "investment company" under the United States

Investment Company Act of 1940, as amended; and (c) none of the Company, its affiliates, or any person acting on its or their behalf (other than the Agents, their U.S. Affiliates and any person acting on their behalf, as to which no representation is made) has made or will make any Directed Selling Efforts in the United States, has engaged or will engage in any form of General Solicitation or General Advertising in connection with the offer or sale of the Offered Securities in the United States or has engaged in any manner involving a public offering with the meaning of Section 4(2) of the U.S. Securities Act.

(2) Except with respect to offers and sales in accordance with this Schedule to Institutional Accredited Investors in reliance upon an exemption from registration available under Rule 506 of Regulation D, none of the Company, its affiliates or any person acting on its or their behalf (other than the Agents, their U.S. affiliates and any person acting on their behalf, as to which no representation is made) has made or will make: (a) any offer to sell, or any solicitation of an offer to buy, any Offered Securities to a person in the United States, or (b) any sale of Offered Securities unless, at the time the buy order was or will have been originated, the purchase is (i) outside the United States or (ii) the Company, its affiliates and any person acting on its or their behalf reasonably believe that the purchaser is outside the United States.

(3) During the period in which the Offered Securities are offered for sale, none of it, its affiliates or any person acting on its or their behalf (other than the Agents, their respective affiliates or any person acting on its or their behalf, in respect of which no representation is made) has taken or will take any action in violation of Regulation M under the U.S. Exchange Act.

(4) Except with respect to the offer and sale of the Offered Securities offered hereby, the Company has not, within six months before the commencement of the offering of the Offered Securities, offered or sold any securities in a manner that would be integrated with the offer and sale of the Offered Securities and would cause the exemption from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Offered Securities in the United States.

(5) Neither the Company nor any of its predecessors or affiliates has been subject to any order, judgment, or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

EXHIBIT A
AGENTS' CERTIFICATE

In connection with the private placement in the United States (the "**U.S. Purchasers**") of the Offered Securities (as defined in the Agency Agreement) of Zazu Metals Corporation (the "**Company**") pursuant to the Agency Agreement dated as of December 12, 2007 among the Company and the Agents named therein (the "**Agency Agreement**"), each of the undersigned does hereby certify severally but not jointly as follows:

(i) The Offered Securities have been offered in the United States only by the U.S. Affiliate of the Agent, which was on the dates of such offers and sales, and is on the date hereof, a duly registered broker or dealer with the SEC and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state's broker-dealer registration requirements) and was and is a member of, and in good standing with, the Financial Industry Regulatory Authority;

(ii) All offers and sales of the Offered Securities in the United States will be effected by the Agent's U.S. Affiliate in accordance with all U.S. federal and state broker-dealer requirements;

(iii) Each offeree of the Agent's U.S. Affiliate that was in the United States was provided with a copy of the U.S. Placement Memorandum, including the Final Prospectus, for the offering of the Offered Securities in the United States, and no other written material has been used by us in connection with the offering of the Offered Securities;

(iv) Immediately prior to transmitting the U.S. Placement Memorandum to such U.S. Purchasers, we had reasonable grounds to believe, and did believe that each such U.S. Purchaser was an Institutional Accredited Investor, and on the date hereof we continue to believe that each person in the United States that it has arranged to purchase Offered Securities from the Company is an Institutional Accredited Investor;

(v) No form of General Solicitation or General Advertising was used in connection with the offer or sale of the Offered Securities in the United States by the Agent or its U.S. Affiliate;

(vi) Prior to any sale of Offered Securities in the United States by the Agent's U.S. Affiliate it caused the purchaser to sign and deliver a U.S. subscription agreement, in the form agreed to by the Company and the Agents; and

(vii) The offering of the Offered Securities in the United States has been conducted by the Agent in accordance with the terms of the Agency Agreement, including Schedule "A" thereto.

Terms used in this certificate have the meanings given to them in the Agency

Agreement (including Schedule "A" thereto) unless otherwise defined herein.

Dated this _________day of ____________, 2007.

RAYMOND JAMES LTD.

By:

Authorized Signing Officer

DUNDEE SECURITIES CORPORATION

By:

Authorized Signing Officer

PARADIGM CAPITAL INC.

By:

Authorized Signing Officer

CORMARK SECURITIES INC.

By:

Authorized Signing Officer

MGI SECURITIES INC.

By:

Authorized Signing Officer

SCHEDULE "B"

See attached.

SCHEDULE "B"

MINING CLAIMS

Federal Claims

Name of Claim	BLM Serial Number	Barrow Recording District Book	Page(s)
Lik 2019 Fraction	FF-31433	16	96-98
Lik 2020-2030	FF-29421 through FF-29431	7	900-932
Lik 2031 Fraction	FF-31434	16	99-100
Lik 3019 Fraction	FF-31435	16	101-102
Lik 3020-3030	FF-29432 through FF-29442	7	933-965
Lik 3030A Fraction	FF-39283	24	521-523
Lik 3031	FF-29443	20	521
Lik 3032-3034	FF-29444 through FF-29446	7	969-977
Lik 4019 Fraction	FF-31436	20	524
Lik 4020-4021	FF-25700 through FF-25701	20	525-526
Lik 4022	FF-25702	24	524-526
Lik 4023-4026	FF-29447 through FF-29450	7	979-989
Lik 4027-4029	FF-29451 through FF-29453	20	527-529
Lik 4030-4032	FF-29454 through FF-29456	20	531-533
Lik 4033-4034	FF-29457 through FF-29458	20	535-536
Lik 5023-5026	FF-29459 through FF-29462	8	13-24
Lik 5027-5029	FF-29463 through FF-29465	20	537-539
Lik 5030	FF-29466	20	541
Lik 5031	FF-29467	20	543
Lik 5032-5034	FF-29468 through FF-29470	20	545-547
Lik 5035	FF-25703	20	548
Lik 5035X Fraction	FF-25704	24	527-529
Lik 5036-5043	FF-25705 through FF-25712	20	549-556
Lik 6020 Fraction	FF-31437	16	105-106
Lik 6021 Fraction	FF-31438	16	107-108
Lik 6022	FF-31439	16	109-110
Lik 6023-6029	FF-29471 through FF-29477	8	49-69
Lik 6030-6032	FF-29478 through FF-29480	20	562-564
Lik 6033-6043	FF-25717 through FF-25727	20	565-575
Lik 7020-7021	FF-31440 through FF-31441	16	111-114
Lik 7022-7025	FF-25732 through FF-25735	7	450-453
Lik 7026	FF-25736	24	533-535
Lik 7027-7029	FF-25737 through FF-25739	20	455-457
Lik 7030-7031	FF-25740 through FF-25741	24	536-541
Lik 7032	FF-25742	20	581
Lik 7033	FF-39286	20	582
Y 111-112	FF-31442 through FF-31443	16	121-124
Z 320-322	FF-31444 through FF-31446	16	125-130
Silk 33	FF-26533	8	242-243
Silk 34-42	FF-26534 through FF-26542	8	244-252
Silk 118-142	FF-26559 through FF-26583	8	269-293

Name of Claim	BLM Serial Number	Barrow Recording District Book	Page(s)
Silk 216-228	FF-26600 through FF-26612	8	310-322
Silk 229-230	FF-26613 through FF-26614	8	323-326
Silk 231-242	FF-26615 through FF-26626	8	327-338
Silk 316-326	FF-26639 through FF-26649	8	351-361
Silk 327-329	FF-26650 through FF-26652	8	362-367
Silk 330-342	FF-26653 through FF-26665	8	368-380
Silk 411-426	FF-26669 through FF-26684	8	384-399
Silk 427	FF-26685	8	400-401
Silk 428-437	FF-26686 through FF-26695	8	402-411
Silk 511-533	FF-26696 through FF-26718	8	412-434
Silk 611-633	FF-26719 through FF-26741	8	435-457
Silk 711-733	FF-26742 through FF-26764	8	458-480

State Claims

Claim Name	Date of Posting [mm/dd/yyyy]	Date of Recording [mm/dd/yyyy]	Barrow Recording Dist. Document No.	Original Locator(s)	ADL Serial Number	Acres
LIK-MTR 2	8/16/2001	9/26/2001	2001-001014-0 (1 page)	GCO and TCAI*	638927	160
LIK-MTR 3	8/16/2001	9/26/2001	2001-001015-0 (1 page)	GCO and TCAI*	638928	160
LIK-MTR 4	8/16/2001	9/26/2001	2001-001016-0 (1 page)	GCO and TCAI*	638929	160
LIK-MTR 5	8/16/2001	9/26/2001	2001-001017-0 (1 page)	GCO and TCAI*	638930	160
LIK-MTR 8	8/16/2001	9/26/2001	2001-001020-0 (1 page)	GCO and TCAI*	638933	160
LIK-MTR 9	8/16/2001	9/26/2001	2001-001021-0 (1 page)	GCO and TCAI*	638934	160
LIK-MTR 10	8/16/2001	9/26/2001	2001-001022-0 (1 page)	GCO and TCAI*	638935	160
LIK-MTR 13	8/16/2001	9/26/2001	2001-001025-0 (1 page)	GCO and TCAI*	638938	160
LIK-MTR 14	8/16/2001	9/26/2001	2001-001026-0 (2 page)	GCO and TCAI*	638939	160
LIK-MTR 15	8/16/2001	9/26/2001	2001-001027-0 (2 pages)	GCO and TCAI*	638940	160
LIK-MTR 16	8/16/2001	9/26/2001	2001-001028-0 (2 pages)	GCO and TCAI*	638941	160
LIK-MTR 19	8/16/2001	9/26/2001	2001-001031-0 (1 page)	GCO and TCAI*	638944	160
LIK-MTR 20	8/16/2001	9/26/2001	2001-001032-0 (2 pages)	GCO and TCAI*	638945	160
LIK-MTR 21	8/16/2001	9/26/2001	2001-001033-0 (2 pages)	GCO and TCAI*	638946	160
LIK-MTR 26	8/16/2001	9/26/2001	2001-001038-0 (2 pages)	GCO and TCAI*	638951	160
LIK-MTR 29	8/16/2001	9/26/2001	2001-001041-0 (2 pages)	GCO and TCAI*	638954	160
LIK-MTR 30	8/16/2001	9/26/2001	2001-001042-0 (2 pages)	GCO and TCAI*	638955	160

* "GCO" means GCO Minerals Company; "TCAI" means Teck Cominco American Incorporated. GCO and TCAI hold the State Claims subject to the LIK Block Agreement as amended, a memorandum of which was recorded on January 22, 1998, at Book 95, Pages 331-370, Barrow Recording District.

Claim Name	Date of Posting [mm/dd/yyyy]	Date of Recording [mm/dd/yyyy]	Barrow Recording Dist. Document No.	Original Locator(s)	ADL Serial Number	Acres
LIK-MTR 1	8/16/2001	9/26/2001	2001-001013-0 (2 pages)	GCO and TCAI*	638926	160
LIK-MTR 6	8/16/2001	9/26/2001	2001-001018-0 (1 page)	GCO and TCAI*	638931	160
LIK-MTR 7	8/16/2001	9/26/2001	2001-001019-0 (1 page)	GCO and TCAI*	638932	160
LIK-MTR 11	8/16/2001	9/26/2001	2001-001023-0 (1 page)	GCO and TCAI*	638936	160
LIK-MTR 12	8/16/2001	9/26/2001	2001-001024-0 (1 page)	GCO and TCAI*	638937	160
LIK-MTR 17	8/16/2001	9/26/2001	2001-001029-0 (1 page)	GCO and TCAI*	638942	160
LIK-MTR 18	8/16/2001	9/26/2001	2001-001030-0 (1 page)	GCO and TCAI*	638943	160
LIK-MTR 22	8/16/2001	9/26/2001	2001-001034-0 (2 pages)	GCO and TCAI*	638947	160
LIK-MTR 23	8/16/2001	9/26/2001	2001-001035-0 (2 pages)	GCO and TCAI*	638948	160
LIK-MTR 24	8/16/2001	9/26/2001	2001-001036-0 (1 page)	GCO and TCAI*	638949	160
LIK-MTR 25	8/16/2001	9/26/2001	2001-001037-0 (2 pages)	GCO and TCAI*	638950	160
LIK-MTR 27	8/16/2001	9/26/2001	2001-001039-0 (2 pages)	GCO and TCAI*	638952	160
LIK-MTR 28	8/16/2001	9/26/2001	2001-001040-0 (2 pages)	GCO and TCAI*	638953	160
LIK-MTR 31	8/16/2001	9/26/2001	2001-001043-0 (2 pages)	GCO and TCAI*	638956	160
LIK-MTR 32	8/16/2001	9/26/2001	2001-001044-0 (2 pages)	GCO and TCAI*	638957	160
LIK-MTR 33	8/16/2001	9/26/2001	2001-001045-0 (1 page)	GCO and TCAI*	638958	40
LIK-MTR 34	8/16/2001	9/26/2001	2001-001046-0 (2 pages)	GCO and TCAI*	638959	40
LIK-MTR 35	8/16/2001	9/26/2001	2001-001047-0 (2 pages)	GCO and TCAI*	638960	40
LIK-MTR 36	8/16/2001	9/26/2001	2001-001048-0 (1 page)	GCO and TCAI*	638961	40
LIK-MTR 37	8/16/2001	9/26/2001	2001-001049-0 (1 page)	GCO and TCAI*	638962	40

* "GCO" means GCO Minerals Company; "TCAI" means Teck Cominco American Incorporated. GCO and TCAI hold the State Claims subject to the LIK Block Agreement as amended, a memorandum of which was recorded on January 22, 1998, at Book 95, Pages 331-370, Barrow Recording District.

Claim Name	Date of Posting [mm/dd/yyyy]	Date of Recording [mm/dd/yyyy]	Barrow Recording Dist. Document No.	Original Locator(s)	ADL Serial Number	Acres
LIK-MTR 38	8/16/2001	9/26/2001	2001-001050-0 (1 page)	GCO and TCAI*	638963	40
LIK-MTR 39	8/16/2001	9/26/2001	2001-001051-0 (1 page)	GCO and TCAI*	638964	40
LIK-MTR 40	8/16/2001	9/26/2001	2001-001052-0 (1 page)	GCO and TCAI*	638965	40
LIK-MTR 41	8/16/2001	9/26/2001	2001-001053-0 (1 page)	GCO and TCAI*	638966	40
LIK-MTR 42	8/16/2001	9/26/2001	2001-001054-0 (1 page)	GCO and TCAI*	638967	40
LIK-MTR 43	8/16/2001	9/26/2001	2001-001055-0 (1 page)	GCO and TCAI*	638968	40
LIK-MTR 44	8/16/2001	9/26/2001	2001-001056-0 (1 page)	GCO and TCAI*	638969	40
LIK-MTR 45	8/16/2001	9/26/2001	2001-001057-0 (1 page)	GCO and TCAI*	638970	40
LIK-MTR 46	8/16/2001	9/26/2001	2001-001058-0 (2 pages)	GCO and TCAI*	638971	40
LIK-MTR 47	8/16/2001	9/26/2001	2001-001059-0 (2 pages)	GCO and TCAI*	638972	40

* "GCO" means GCO Minerals Company; "TCAI" means Teck Cominco American Incorporated. GCO and TCAI hold the State Claims subject to the LIK Block Agreement as amended, a memorandum of which was recorded on January 22, 1998, at Book 95, Pages 331-370, Barrow Recording District.



Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

Zazu Metals Corporation

Receipt for (Final) Prospectus dated **December 12, 2007** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this 13th day of December, 2007.

"J. William Slattery"

J. William Slattery, C.A.
Deputy Director, Corporate Finance

Project #1169461



Ontario Securities Commission | Commission des valeurs mobilières de l'Ontario | P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8 | CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR PROSPECTUSES

AND

IN THE MATTER OF

Zazu Metals Corporation

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of **Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Ontario, Prince Edward Island,** and **Saskatchewan** have been issued for the **Prospectus** of the above Issuer dated **December 12th, 2007**.

DATED at Toronto this 13th day of December, 2007.

Erez Blumberger

Erez Blumberger
Manager, Corporate Finance

SEDAR Project #1169461

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Zazu Metals Corporation
Suite 910, 475 Howe Street
Vancouver, BC V6C 2B3

Item 2 Date of Material Change

December 19, 2007

Item 3 News Release

The press release attached as Schedule A was released over Marketwire on December 19, 2007.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule A.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule A.

Item 6 Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Michael A. Steeves
President and Chief Operating Officer
Zazu Metals Corporation
Suite 910, 475 Howe Street
Vancouver, BC V6C 2B3
604-638-3941

Item 9 Date of Report

December 19, 2007

SCHEDULE A

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

ZAZU METALS CORPORATION

475 Howe Street, Suite 910
Vancouver, British Columbia
Canada V6C 2B3

Tel: (604) 689-2599
Fax: (604) 662-8429
info@zazumetals.com

PRESS RELEASE

Zazu Metals Corporation (ZAZ) Closes Initial Public Offering, Raising Total Gross Proceeds of C$4.4 Million

Vancouver, BC (December 19, 2007): Zazu Metals Corporation ("Zazu", TSX: ZAZ) is pleased to announce that a first closing of its Initial Public Offering ("IPO") of units was completed on December 19, 2007. Pursuant to this first closing, Zazu issued and sold a total of 2,536,300 units at a price of C$1.75 per unit for total gross proceeds of C$4,438,525. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share for C$2.25 until December 19, 2012. Raymond James Ltd., Dundee Securities Corporation, Paradigm Capital Inc., Cormark Securities Inc. and MGI Securities Inc. acted as agents. A cash commission of C$310,696.75 (equal to 7% of the gross proceeds of the IPO) was paid to the agents. The Company's common shares and common share purchase warrants began trading on the Toronto Stock Exchange on December 19, 2007 under the symbols "ZAZ" and "ZAZ.WT", respectively.

As a result of the completion of the IPO, an aggregate of 22,775,900 previously issued special warrants of the Company have been automatically exercised for an equivalent number of common shares, and the special voting shares attached to such special warrants have been cancelled.

Prior to completion of the IPO, Zazu had a cash balance of approximately C$6,800,000. Net proceeds from the offering of $3,900,000 will be used to continue development of Zazu's 50% owned LIK Project, a zinc, lead and silver exploration property located in the Red Dog district of Alaska, home to the world's largest known zinc deposits. The LIK Project is approximately 22 km from Teck Cominco's Red Dog mine. Zazu has the right to increase its ownership interest to 80% by incurring additional expenditures by January 2018.

The LIK property was drill tested in the late 1970s and early 1980s and sporadically through the early 1990s. During the 2007 summer field season, Zazu completed a diamond drilling program of eleven holes with an aggregate depth of 1,394 m. Results of the 2007 drilling program returned zinc values averaging about 9% and ranging up to 19.10% and lead values averaging about 3% and

ranging up to 14.90%. The purpose of this work was to (i) confirm the previous work on the LIK property and upgrade mineral resources to be compliant with National Instrument 43-101 ("NI 43-101"), (ii) provide material for metallurgical testing, and (iii) commence the process of in-fill drilling that will be required to develop a mine.

The property is divided by faulting into two parts, LIK South and LIK North. Much of the LIK South deposit is shallow and considered to be amenable to open pit mining. The LIK North deposit is comparatively deeper. Several feasibility studies have been carried out on the LIK deposit, but they are considered to be out of date.

Several estimates of historical mineral resources have been completed on the LIK property for its two different zones of mineralization. The historical mineral resource estimates determined to be most reliable for the LIK South deposit were those prepared by GCO Minerals Company ("GCO") in 1984 and the mineral resource estimates prepared by Noranda Exploration, Inc. ("Noranda") in 1985, which are presented in the following table.

HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK SOUTH DEPOSIT

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density t/m(3)
GCO	1984	5% Pb+Zn	22.04	8.88	3.08	49	3.21
Noranda	1985	7% Pb+Zn	10.85	10.51	3.42	n.a.	3.77

The most recent estimates of mineral resources for the LIK North deposit were prepared by Noranda following the completion of the 1985 diamond drilling campaign, and are presented in the following table. These estimates are historical.

HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK NORTH DEPOSIT

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density t/m(3)
Noranda	1985	7% Pb+Zn	4.73	10.59	3.5	53	3.21

No metal prices or exchange rates were specified for either of the GCO or Noranda estimates. The GCO estimate was prepared using polygonal methods, while the Noranda estimates were prepared using sectional methods. Both of these estimates are considered to be historical estimates and are thought to be reliable at the current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the two parts of the LIK deposit. However, both the GCO and Noranda mineral resource estimates pre-date NI 43-101 requirements and were not carried out or certified by a "qualified person" for purposes of NI 43-101. As a result, these estimates remain unclassified pending further work.

Copies of the prospectus relating to the IPO and technical report are available online at www.sedar.com and Zazu's website at www.zazumetals.com.

The technical information contained in this release was compiled by Mr. Neil N. Gow, P.Geo., an Associate Consulting Geologist with Scott Wilson Roscoe Postle Associates Inc., who is a qualified person as defined by National Instrument 43-101.

The securities sold by Zazu were not registered under the U.S. Securities Act of 1933, as amended, and were not offered or sold in the United States except under an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor has there been any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

For further information please contact:

Michael A. Steeves
President and Chief Operating Officer
Tel: 604-638-3941
Fax: 604-662-8429

Ralf Langner
Chief Financial Officer
Tel: 604-638-0977
Fax: 604-662-8429

www.zazumetals.com

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

ZAZU METALS CORPORATION

475 Howe Street, Suite 910
Vancouver, British Columbia
Canada V6C 2B3

Tel: (604) 689-2599
Fax: (604) 662-8429
info@zazumetals.com

PRESS RELEASE

Zazu Metals Corporation (ZAZ) Closes Initial Public Offering, Raising Total Gross Proceeds of C$4.4 Million

Vancouver, BC (December 19, 2007): Zazu Metals Corporation ("Zazu", TSX: ZAZ) is pleased to announce that a first closing of its Initial Public Offering ("IPO") of units was completed on December 19, 2007. Pursuant to this first closing, Zazu issued and sold a total of 2,536,300 units at a price of C$1.75 per unit for total gross proceeds of C$4,438,525. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share for C$2.25 until December 19, 2012. Raymond James Ltd., Dundee Securities Corporation, Paradigm Capital Inc., Cormark Securities Inc. and MGI Securities Inc. acted as agents. A cash commission of C$310,696.75 (equal to 7% of the gross proceeds of the IPO) was paid to the agents. The Company's common shares and common share purchase warrants began trading on the Toronto Stock Exchange on December 19, 2007 under the symbols "ZAZ" and "ZAZ.WT", respectively.

As a result of the completion of the IPO, an aggregate of 22,775,900 previously issued special warrants of the Company have been automatically exercised for an equivalent number of common shares, and the special voting shares attached to such special warrants have been cancelled.

Prior to completion of the IPO, Zazu had a cash balance of approximately C$6,800,000. Net proceeds from the offering of $3,900,000 will be used to continue development of Zazu's 50% owned LIK Project, a zinc, lead and silver exploration property located in the Red Dog district of Alaska, home to the world's largest known zinc deposits. The LIK Project is approximately 22 km from Teck Cominco's Red Dog mine. Zazu has the right to increase its ownership interest to 80% by incurring additional expenditures by January 2018.

The LIK property was drill tested in the late 1970s and early 1980s and sporadically through the early 1990s. During the 2007 summer field season, Zazu completed a diamond drilling program of eleven holes with an aggregate depth of 1,394 m. Results of the 2007 drilling program returned zinc values averaging about 9% and ranging up to 19.10% and lead values averaging about 3% and ranging up to

14.90%. The purpose of this work was to (i) confirm the previous work on the LIK property and upgrade mineral resources to be compliant with National Instrument 43-101 ("NI 43-101"), (ii) provide material for metallurgical testing, and (iii) commence the process of in-fill drilling that will be required to develop a mine.

The property is divided by faulting into two parts, LIK South and LIK North. Much of the LIK South deposit is shallow and considered to be amenable to open pit mining. The LIK North deposit is comparatively deeper. Several feasibility studies have been carried out on the LIK deposit, but they are considered to be out of date.

Several estimates of historical mineral resources have been completed on the LIK property for its two different zones of mineralization. The historical mineral resource estimates determined to be most reliable for the LIK South deposit were those prepared by GCO Minerals Company ("GCO") in 1984 and the mineral resource estimates prepared by Noranda Exploration, Inc. ("Noranda") in 1985, which are presented in the following table.

HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK SOUTH DEPOSIT

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density t/m(3)
GCO	1984	5% Pb+Zn	22.04	8.88	3.08	49	3.21
Noranda	1985	7% Pb+Zn	10.85	10.51	3.42	n.a.	3.77

The most recent estimates of mineral resources for the LIK North deposit were prepared by Noranda following the completion of the 1985 diamond drilling campaign, and are presented in the following table. These estimates are historical.

HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK NORTH DEPOSIT

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density t/m(3)
Noranda	1985	7% Pb+Zn	4.73	10.59	3.5	53	3.21

No metal prices or exchange rates were specified for either of the GCO or Noranda estimates. The GCO estimate was prepared using polygonal methods, while the Noranda estimates were prepared using sectional methods. Both of these estimates are considered to be historical estimates and are thought to be reliable at the current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the two parts of the LIK deposit. However, both the GCO and Noranda mineral resource estimates pre-date NI 43-101 requirements and were not carried out or certified by a "qualified person" for purposes of NI 43-101. As a result, these estimates remain unclassified pending further work.

Copies of the prospectus relating to the IPO and technical report are available online at www.sedar.com and Zazu's website at www.zazumetals.com.

The technical information contained in this release was compiled by Mr. Neil N. Gow, P.Geo., an Associate Consulting Geologist with Scott Wilson Roscoe Postle Associates Inc., who is a qualified person as defined by National Instrument 43-101.

The securities sold by Zazu were not registered under the U.S. Securities Act of 1933, as amended, and were not offered or sold in the United States except under an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor has there been any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

For further information please contact:

Michael A. Steeves
President and Chief Operating Officer
Tel: 604-638-3941
Fax: 604-662-8429

Ralf Langner
Chief Financial Officer
Tel: 604-638-0977
Fax: 604-662-8429

www.zazumetals.com

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Reporting Issuer

Zazu Metals Corporation (the "Issuer")
120 Adelaide Street West, Suite 2500
Toronto, Ontario
M5H 1T1

Item 2 - Date of Material Change

December 19, 2007

Item 3 - News Release

A news release of the Issuer was disseminated via Marketwire on December 19, 2007.

Item 4 - Summary of Material Change

The Issuer has completed its initial public offering of 2,536,300 units of the Issuer for gross proceeds of Cdn.$4,438,525.

Item 5 - Full Description of Material Change

The Issuer completed its initial public offering on the Toronto Stock Exchange, issuing a total of 2,536,300 units of the Issuer at Cdn.$1.75 per unit for gross proceeds of Cdn.$4,438,525. Each unit is comprised of one common share in the capital of the Issuer and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share for Cdn.$2.25 until December 19, 2012. As a result of the completion of the offering, an aggregate of 22,775,900 previously issued special warrants of the Issuer have been automatically exercised for an equivalent number of common shares, and the special voting shares attached to such special warrants have been cancelled.

The net proceeds of the offering will be used to continue development of Zazu's 50% owned Lik Project, a zinc, lead and silver exploration property located in the Red Dog district of Alaska.

The offering was managed through a syndicate of agents led by Raymond James Ltd., and including Dundee Securities Corporation, Paradigm Capital Inc., Cormark Securities Inc. and MGI Securities Inc. The agents have been granted an over-allotment option to purchase up to 15% of the number of units sold pursuant to the offering, exercisable up to 30 days following closing of the offering.

Item 6 - Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

The report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7 - Omitted Information

No information has been omitted from this material change report on the basis that it is confidential information.

Item 8 - Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change:

Michael A. Steeves, Chief Operating Officer

Tel: (604) 638-3941

Item 9 - Date of Report

This material change report is dated the 21st day of December 2007.

END